As filed with the Securities and Exchange Commission on December 28, 2011

Registration Nos. 333-177616 and 811-04844

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	☐
Pre-Effective Amendment Number: 1	☒
Post-Effective Amendment Number:	☐

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
Amendment Number: 83	☒

(Check appropriate box or boxes)

Separate Account I of Integrity Life Insurance Company

(Exact Name of Registrant)

Integrity Life Insurance Company

(Name of Depositor)

400 Broadway, Cincinnati, Ohio 45202

(Address of Depositor’s Principal Executive Offices)  (Zip Code)

(513) 629-1854

(Depositor’s Telephone Number, including Area Code)

The Western and Southern Life Insurance Company

(Name of Guarantor)

400 Broadway, Cincinnati, Ohio 45202

(Address of Guarantor’s Principal Executive Offices)  (Zip Code)

(513) 629-1854

(Guarantor’s Telephone Number, including Area Code)

Copy to:
Rhonda S. Malone, Esq.	Michael Berenson
Counsel – Securities	Senior Counsel
Western & Southern Financial Group, Inc.	Morgan Lewis, Bockius LLP
400 Broadway	1111 Pennsylvania Ave., NW
Cincinnati, Ohio 45202	Washington, D.C. 20004-2541
(Name and Address of Agent for Service)

Approximate Date of Proposed Public Offering:  As soon as practicable after the effective date of this Registration Statement.

The Registrant hereby agrees to amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall therefore become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Title of Securities Being Registered:  Flexible Premium Variable Annuity

Pinnacle V (post 1-1-12)

December 30, 2011

Integrity Life Insurance Company

Separate Account I of Integrity Life Insurance Company

This prospectus describes the Pinnacle V (post 1-1-12) flexible premium variable annuity contract and the Investment Options available under the contract.  This prospectus contains information about Separate Account I of Integrity Life Insurance Company (Separate Account I) and the contract that you should know before investing.  You should read this prospectus and any supplements, and retain them for future reference.

The Securities and Exchange Commission (SEC) has not approved or disapproved these securities or determined that this prospectus is adequate.  Any representation to the contrary is a criminal offense.

A registration statement relating to this contract, which includes a Statement of Additional Information (SAI) dated December 30, 2011, material incorporated by reference and information about Separate Account I and Integrity Life Insurance Company, has been filed with the SEC (file numbers 811-04844 and 333-177616).  The SAI is incorporated by reference into this prospectus.  A free copy of the SAI is available by sending in the form on the last page of this prospectus, or by writing or calling our Administrative Office listed in the glossary.  You will find the table of contents for the SAI at the end of Part 9 of this prospectus.

You can review and copy information about this annuity contract at the SEC’s Public Reference Room in Washington, D.C.  For hours of operation of this Public Reference Room, please call 202-551-8090.  You also may obtain information about the annuity contract on the SEC’s Internet site at http://www.sec.gov.  Copies of that information are also available, after paying a duplicating fee, by writing the SEC’s Public Reference Section, 100 F. Street NE, Washington, D.C. 20549-0102.

This prospectus does not constitute an offering in any jurisdiction where such offering may not lawfully be made.  No person is authorized to make any representations in connection with this offering other than those contained in this prospectus.

This annuity is not a bank product and is not an obligation of, nor guaranteed by, the financial institution where it is offered.  It is not insured by the FDIC, NCUSIF or other federal entity.  It is subject to investment risks, including possible loss of the principal amount invested.

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You may invest your contributions in any of the Investment Options listed below.

BlackRock Variable Series Funds, Inc., Class III	INVESCO Variable Insurance Funds, Series II
BlackRock Capital Appreciation V.I. Fund	Invesco Van Kampen V.I. Capital Growth Fund
BlackRock Global Allocation V.I. Fund	Invesco Van Kampen V.I. Comstock Fund
Invesco Van Kampen V.I. Mid Cap Value Fund
Columbia Funds Variable Insurance Trust , Class 2	Invesco V.I. International Growth Fund
Columbia VP — Small Cap Value Fund
Morgan Stanley Universal Institutional Funds, Class II
DWS Investments VIT Funds, Class B	Morgan Stanley UIF Emerging Markets Debt Portfolio
DWS Small Cap Index VIP Fund	Morgan Stanley UIF Emerging Markets Equity Portfolio
Morgan Stanley UIF U.S. Real Estate Portfolio
Fidelity® Variable Insurance Products, Service Class 2
Fidelity VIP Asset ManagerSM Portfolio	PIMCO Variable Insurance Trust, Advisor Class
Fidelity VIP Balanced Portfolio	PIMCO VIT All Asset Portfolio
Fidelity VIP Contrafund® Portfolio	PIMCO VIT CommodityRealReturn® Strategy Portfolio
Fidelity VIP Disciplined Small Cap Portfolio	PIMCO VIT Low Duration Portfolio
Fidelity VIP Equity-Income Portfolio	PIMCO VIT Real Return Portfolio
Fidelity VIP Freedom 2010 Portfolio	PIMCO VIT Total Return Portfolio
Fidelity VIP Freedom 2015 Portfolio
Fidelity VIP Freedom 2020 Portfolio	Rydex Variable Trust
Fidelity VIP Freedom 2025 Portfolio	Rydex|SGI VT Alternative Strategies Allocation Fund
Fidelity VIP Freedom 2030 Portfolio*	Rydex|SGI VT Managed Futures Strategy Fund
Fidelity VIP Growth Portfolio	Rydex|SGI VT U.S. Long Short Momentum Fund
Fidelity VIP High Income Portfolio
Fidelity VIP Index 500 Portfolio	Touchstone® Variable Series Trust
Fidelity VIP Investment Grade Bond Portfolio	Touchstone VST Baron Small Cap Growth Fund
Fidelity VIP Mid Cap Portfolio	Touchstone VST Core Bond Fund
Fidelity VIP Overseas Portfolio	Touchstone VST High Yield Fund
Touchstone VST Large Cap Core Equity Fund
Franklin Templeton VIP Trust, Class 2	Touchstone VST Mid Cap Growth Fund
Franklin Growth and Income Securities Fund	Touchstone VST Money Market Fund
Franklin Income Securities Fund	Touchstone VST Third Avenue Value Fund
Franklin Large Cap Growth Securities Fund	Touchstone VST Aggressive ETF Fund
Franklin Small Cap Value Securities Fund	Touchstone VST Conservative ETF Fund
Mutual Shares Securities Fund	Touchstone VST Enhanced ETF Fund
Templeton Foreign Securities Fund	Touchstone VST Moderate ETF Fund
Templeton Growth Securities Fund
Fixed Accounts
Guaranteed Rate Options*
Systematic Transfer Options*

*Fund not available with optional Guaranteed Lifetime Income Advantage Rider.

iShares is a registered mark of BlackRock Institutional Trust Company, N.A. (BlackRock).  All other trademarks, service marks or registered trademarks are the property of their respective owners.  BlackRock’s only relationship to Integrity is the licensing of certain trademarks and trade names of BlackRock.  Integrity’s variable annuity products are not sponsored, endorsed, sold or promoted by BlackRock.  BlackRock makes no representations or warranties to the owners of Integrity’s variable annuity products or any member of the public regarding the advisability of investing in them.  BlackRock has no obligation or liability in connection with the operation, marketing, sale or trading of Integrity’s variable annuity products.

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Enhanced Earnings Benefit Rider	43
Part 7 - Voting Rights	44
How Portfolio Shares Are Voted	44
How We Determine Your Voting Shares	45
Part 8 - Tax Aspects of the Contract	45
Introduction	45
Your Contract is an Annuity	45
Taxation of Annuities Generally	46
Tax Treatment of Living Benefits	47
Tax-Favored Retirement Programs	47
Federal and State Income Tax Withholding	48
Impact of Taxes on the Company	48
Transfers Among Investment Options	48
Part 9 - Additional Information	48
Systematic Withdrawal Program	48
Income Plus Withdrawal Program	49
Choices Plus Required Minimum Distribution Program	49
Dollar Cost Averaging Program	50
Systematic Transfer Program	50
Customized Asset Rebalancing Program	50
Systematic Contributions Program	51
Legal Proceedings	51
Table of Contents of Statement of Additional Information	51
Appendices	52
Appendix A - Financial Information for Separate Account I of Integrity	52
Appendix B - Withdrawal Charge Examples	62
Appendix C - Illustration of a Market Value Adjustment	64
Appendix D - Parties to the Contract and Guide to Spousal Continuation	67
Appendix E - Illustration of Guaranteed Lifetime Income Advantage	69
Appendix F - Illustration of Enhanced Earnings Benefit	75

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GLOSSARY

Account Value - the value of your contract, which consists of the values of your Investment Options added together.

Adjusted Account Value - your Account Value increased or decreased by any Market Value Adjustment made to your Guaranteed Rate Options.

Administrative Office - Integrity Life Insurance Company, P.O. Box 5720, Cincinnati, Ohio 45201-5720.  Our express mail address is Integrity Life Insurance Company, 400 Broadway, Cincinnati, Ohio 45202-3341.  You may also call us at 1-800-325-8583.  You are required to use this address to make requests and give instructions about your annuity contract.

Annuitant - the person whose life is used to determine the Maximum Retirement Date and the amount of the Annuity Benefit and whose death triggers the payment of the Death Benefit.  The Annuitant must be a human being, and cannot be changed after the Contract Date.

Annuity Benefit - periodic payments beginning on your Retirement Date.

Business Day - any day that the New York Stock Exchange is open.

Contract Anniversary - occurs once annually on the same day as the Contract Date.

Contract Date - the date we issue you the annuity contract.  It is shown on the schedule page of your contract.

Contract Year - a year that starts on your Contract Date or any Contract Anniversary.

Death Benefit - benefit paid to the Annuitant’s beneficiary after the death of the Annuitant.

Death Benefit Date - the Business Day we receive an original certified death certificate and our death claim forms in Good Order, including the beneficiary’s election of form of payment.

Distribution on Death - a distribution paid to the owner’s beneficiary after the death of the owner.

Enhanced Earnings Benefit (EEB) - an optional Death Benefit.

Fixed Accounts - Guaranteed Rate Options and the Systematic Transfer Option.

Free Withdrawal Amount - the amount you may withdraw in any Contract Year without paying a withdrawal charge.

General Account - the account that contains all of our assets other than those held in separate accounts.

Good Order - complete information we require to process your application, claim or any request.

Guaranteed Lifetime Income Advantage (GLIA) - an optional benefit that guarantees lifetime payments will be available for withdrawal.

GLIA Investment Strategies - Investment Strategies available for contributions under the GLIA Rider.

Guaranteed Rate Option (GRO) - a Fixed Account that offers Guarantee Periods with fixed annual effective interest rates.

Guarantee Period - the length of time from the date of your contribution into a GRO until the GRO matures.

Market Value Adjustment (MVA) - an upward or downward adjustment made to the value of your GRO if you make withdrawals or transfers from the GRO, or elect an Annuity Benefit, before the end of the Guarantee Period.

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Investment Options - Variable Account Options and Fixed Accounts, collectively.

Maximum Retirement Date - the last Annuitant’s 100th birthday, which is the latest date you can begin your Annuity Benefit.

Nonqualified Annuity - an annuity that is not a Qualified Annuity.

Payment Base - the larger of your Bonus Base or your Step-Up Base

Bonus Base - until a Bonus is applied, the Bonus Base is the Account Value on the date you purchase the GLIA Rider, plus additional Contributions, less Adjusted Nonguaranteed Withdrawals.  After a Bonus is applied (but before a subsequent Bonus), your Bonus Base is equal to the Bonus Base immediately before the Bonus is applied, plus the Bonus amount, plus additional Contributions received after the date of the Bonus; less Adjusted Nonguaranteed Withdrawals taken after the date of the Bonus.

Step-Up Base - until a Step-Up is applied, the Step-Up Base is the Account Value on the date you purchase the GLIA Rider, plus additional Contributions, less Adjusted Nonguaranteed Withdrawals.  After a Step-Up is applied (but before a subsequent Step-Up), the Step-Up Base is equal to the Step-Up Base immediately before the Step-Up is applied, plus the Step-Up amount, plus additional Contributions received after the date of the Step-Up, less Adjusted Nonguaranteed Withdrawals taken after the date of the Step-Up.

Portfolio - a mutual fund in which a Variable Account Option invests.

Processing Office - 400 Broadway, Cincinnati, Ohio 45202.

Qualified Annuity - an annuity contract that qualifies under the Tax Code as an Individual Retirement Annuity that meets the requirements of Section 408 or 408A of the Tax Code or an annuity contract purchased under a retirement plan that receives favorable tax treatment under Section 401, 403, 457 or similar provisions of the Tax Code.

Retirement Date - any date before the Maximum Retirement Date that you choose to begin taking your Annuity Benefit.

Rider - a supplement to your contract or additional feature that provides an optional benefit at an additional cost.

Separate Account - Separate Account I of Integrity Life Insurance Company

Surrender Value - your Adjusted Account Value reduced by any withdrawal charge, pro rata annual administrative charges and optional benefit charges.

Systematic Transfer Options (STOs) - Fixed Accounts that accept new contributions, which must be transferred from the STO into Variable Account Options within either a six-month or a one-year period.  The STOs provide a guaranteed fixed interest rate that is effective for the STO period selected.

Tax Code - the Internal Revenue Code of 1986, as amended, or any corresponding provisions of subsequent United States revenue laws, and applicable regulations of the Internal Revenue Service.

Unit - measure of your ownership interest in a Variable Account Option.

Unit Value - value of each Unit calculated on any Business Day.

Variable Account Options - Investment Options available to you under the contract, other than the Fixed Accounts.  Each Variable Account Option invests in a corresponding Portfolio with the same name.

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Part 1 — Fees and Expense Tables and Summary

The following tables describe the fees and expenses that you will pay when buying, owning, withdrawing from and surrendering the contract.

The first table describes the fees and expenses that you will pay at the time you buy the contract, withdraw from or surrender the contract, or transfer value among Investment Options.  State premium tax may also be deducted.(1)

Contract Owner Transaction Expenses

Maximum Deferred Sales Load (Withdrawal Charge) as a percentage of contributions(2)	8%
Transfer Charge (for each transfer after 12 transfers in one Contract Year)(3)	$20

The following tables describe the fees and expenses that you will pay periodically during the time that you own the contract, not including total annual portfolio (a mutual fund in which a Variable Account Option invests) operating expenses.

Annual Administrative Charge

Annual Administrative Charge(4)	$30

Separate Account Annual Expenses as a percentage of value charged

	Maximum Charge	Current Charge
Mortality and Expense Risk Charge (assessed on value in Variable Account Options)	1.55%	1.55%
Optional Enhanced Earnings Benefit Charge (assessed on Account Value; charge shown is for Annuitants age 70-79)(5)	0.50%	0.50%
Optional Guaranteed Lifetime Income Advantage — Individual Rider Charge (assessed on the Payment Base) (6)	1.20%	0.90%
Optional Guaranteed Lifetime Income Advantage — Spousal Rider Charge (assessed on the Payment Base)(6)	1.60%	1.15%
Highest Possible Total Separate Account Annual Expenses(7)	3.15%	2.70%

(1)  State premium taxes currently range from 0 to 3.5%.

(2)  Withdrawal charges decrease based on the age of each contribution.  See Part 4.

(3)  This charge does not apply to transfers made in the Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfer programs.

(4)  This charge will be waived if the Account Value is at least $50,000 on the last day of the Contract Year.

(5)  Charge is based on the Annuitant’s age on the Contract Date:

Age	Charge at annual effective rate	Total Charge to Variable Account Options if EEB (and no other optional benefit) is elected
59 or less	0.20%	1.75%
60-69	0.40%	1.95%
70-79	0.50%	2.05%

(6)  See Part 6; only one of the Guaranteed Lifetime Income Advantage Riders, either Individual or Spousal, can be elected.

(7)  You may elect only one of these optional benefits: Enhanced Earnings Benefit, Individual Guaranteed Lifetime Income Advantage or Spousal Guaranteed Lifetime Income Advantage.  Therefore the highest possible total separate account annual charges reflect the election of the optional Guaranteed Lifetime Income Advantage — Spousal Rider.  The charge provided is as of the Contract Date,

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The next item shows the maximum and minimum total operating expenses charged by the Portfolios that you will pay periodically during the time you own the contract.  More detail concerning each Portfolio’s fees and expenses is contained in the prospectus for each Portfolio.

The range of expenses (prior to reimbursements and fee waivers) deducted from the Portfolios’ assets, including management fees, distribution or 12b-1 fees, and other expenses are:

Minimum: 0.35%	Maximum: 2.19%

We have entered into agreements with the investment advisors and/or distributors of each of the Portfolios.  Under the terms of these agreements, we will provide administrative, marketing and distribution services to the Portfolios.  The Portfolios or their investment advisors or distributors pay us fees equal to an annual rate ranging from 0.05% to 0.45% of the average daily net assets invested by the Variable Account Options in the Portfolios.  These fees may be paid by the investment advisors from the investment advisors’ assets or from the Portfolios under plans adopted by the Portfolios pursuant to Rule 12b-1 under the Investment Company Act of 1940 (1940 Act.)  In addition, we may receive marketing allowances from investment advisors to support training and distribution efforts.

Examples

The examples that follow are intended to help you compare the cost of investing in this contract with the cost of investing in other variable annuity contracts.  Each example assumes that you invest $10,000 in the contract for the time period indicated.  Each example also assumes that your investment has a 5% return each year.  Your actual costs may be higher or lower.

Highest Cost Example using Maximum Charge for Highest Cost Rider

The following example includes the withdrawal charge, the annual administrative charge, the mortality and expense risk charge and the maximum Portfolio operating expenses, plus the maximum cost of the Guarantee Lifetime Income Advantage (GLIA) Spousal Rider, where the younger Annuitant (the person whose life is used to determine the Maximum Retirement Date and the amount of the Annuity Benefit and whose death triggers the payment of the Death Benefit) is age 65 on the Contract Date (the date we issue you the annuity contract).  If the current cost of the GLIA Spousal Rider was used, the total cost would be less than indicated in this example.  Based on these assumptions, your costs would be:

If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$1,387	$2,371	$3,368	$6,014

If you keep your contract in force or select an Annuity Benefit (period periodic payments beginning on your Retirement Date) with a life contingency at the end of the applicable:

1 year	3 years	5 years	10 years
$587	$1,771	$2,968	$6,014

Highest Cost Example with No Riders

The following example includes the withdrawal charge, the annual administrative charge, the mortality and expense risk charge, and the maximum Portfolio operating expenses.  The cost of optional Riders is not included.  Based on these assumptions, your costs would be:

If you surrender your contract at the end of the applicable period:

1 year	3 years	5 years	10 years
$1,219	$1,867	$2,527	$4,337

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If you keep your contract in force or select an Annuity Benefit with a life contingency at the end of the applicable period:

1 year	3 years	5 years	10 years
$419	$1,267	$2,127	$4,337

Accumulation Unit Values

See Appendix A.

Summary of Contract

“We,” “our,”  “us,”  “the Company” and “Integrity” mean Integrity Life Insurance Company.  “You” and “your” mean the owner.  This variable annuity contract is a contract between you and us.  You, as the owner, have certain rights under the contract.  If you purchase this annuity contract as a Nonqualified Annuity, the Annuitant named by you may be you or another person.  It is important that you carefully select the owner, Annuitant, the owner’s beneficiary and the Annuitant’s beneficiary in order to achieve your objectives.  See Part 5, sections titled “Death Benefit Paid on Death of Annuitant” “Distribution on Death of Owner” and “Spousal Continuation.” See also Appendix D.

Investment Goals and Risks

This contract allows you to accumulate money for retirement or other long term goals.  An investment in any of the Variable Account Options, which are Investment Options available to you under the contract, other than the Fixed Accounts.  Each Variable Account Option invests in a corresponding Portfolio with the same name carries with it certain risks, including the risk that the value of your investment will decline and you could lose money.  The Variable Account Options invest in Portfolios, most of which invest in common stocks.  You could lose money if one of the issuers of the stocks becomes financially impaired or if the stock market as a whole declines.  There is also the inherent risk that holders of common stock generally are behind creditors and holders of preferred stock for payments in the event of the bankruptcy of a stock issuer.

For a complete discussion of the risks associated with investing in any particular Variable Account Option, see the prospectus of the corresponding Portfolio with the same name.

Your Rights and Benefits

As the owner of the contract, you have the following rights:

•                  To contribute, transfer and withdraw money.  See Part 5

•                  To invest in the Investment Options, which are the Variable Account Options and Fixed Accounts available under the contract.  See Part 3

•                  To elect an Annuity Benefit.  See Part 5, section titled “Maximum Retirement Date and Annuity Benefit.”

•                  To elect any optional benefit available at the time you purchase the annuity contract.  See Part 6.

•                  To name the Annuitant.

•                  To name the Annuitant’s beneficiary to receive the Death Benefit upon the death of the Annuitant; See Part 5, section titled “Death Benefit Paid on Death of Annuitant.”

•                  To name the owner’s beneficiary to receive a distribution upon your death, as owner, or the death of a joint owner, if any.  If there are joint owners, the death of either one will be treated as the death of both under this contract.  Upon the death of the owner, a distribution of the Surrender Value is required to be made to the owner’s beneficiary.  The joint owner is not the owner’s beneficiary.  See Part 5, section titled “Distribution on Death of Owner.”

Your rights are subject to the rules of the Tax Code (the Internal Revenue Code of 1986, as amended, or any corresponding provisions of subsequent United States revenue laws, and applicable regulations of the Internal Revenue Service).

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Account Value and Surrender Value

Your Account Value, which is the value of your contract and consists of the values of your Investment Options added together.  Any amount allocated to a Variable Account Option will go up or down in value depending on the investment experience of the corresponding Portfolio.  The value of contributions allocated to the Variable Account Options is not guaranteed.  The value of your contributions allocated to the Fixed Accounts (Guaranteed Rate Options and the Systematic Transfer Option) is guaranteed, subject to any applicable Market Value Adjustments (MVAs) that apply to the Guarantee Rate Options.  Your Account Value also is subject to various charges.  See Part 4.

Your Adjusted Account Value is your Account Value, increased or decreased by any MVAs to your Guaranteed Rate Options.  A Guaranteed Rate Option (GRO) is a Fixed Account that offers Guarantee Periods with fixed annual effective interest rates.  A Guarantee Period is the length of time from the date of your contribution into a GRO until the GRO matures.  See Part 3, section titled “Market Value Adjustments.”

Your Surrender Value is equal to your Adjusted Account Value, minus any withdrawal charge, minus the pro rata portion of the annual administrative charges and optional benefit charges, if applicable, and minus any applicable premium tax.  See Part 4.

Your minimum Account Value is $1,000 ($2,000 in Texas and Washington).  If the Account Value goes below the minimum Account Value and we have received no contributions from you for two years, we may terminate the contract and pay you the Account Value.  We will notify you in advance and will give you at least 60 days to make additional contributions if you wish to keep your contract in force.  The minimum Account Value does not apply if you have a GLIA Rider.

Your Right to Revoke (Free Look Period)

You may cancel your contract within 10 days after you first receive it by returning it to our Administrative Office by mail, postmarked within the 10-day period.  (The Administrative Office is Integrity Life Insurance Company, P.O. Box 5720, Cincinnati, Ohio 45201-5720.  Our express mail address is Integrity Life Insurance Company, 400 Broadway, Cincinnati, Ohio 45202-3341.  You may also call us at 1-800-325-8583.  You are required to use this address to make requests and give instructions about your annuity contract.)  We will extend the 10-day period if required by state law.  If you cancel your contract, we will return your Account Value, which may be more or less than your original contribution depending upon the investment experience of the Variable Account Options you selected.  You bear the investment risk during the 10-day period, as well as any fees and charges incurred during the period your contract is in force.  See Part 4 for more discussion of the fees and charges.  Some states require that we return your contribution, or some amount other than your Account Value.  In that case, we will return the greater of the amount required by state law and your Account Value.

How Your Contract is Taxed

This annuity contract and your benefits under the contract, including the deferral of taxes on your investment growth, are controlled by the Tax Code.  If this contract is a Qualified Annuity, the qualified plan status provides tax deferral and this contract provides no additional tax-deferral benefit.  A Qualified Annuity is an annuity contract that qualifies under the Tax Code as an Individual Retirement Annuity that meets the requirements of Section 408 or 408A of the Tax Code or an annuity contract purchased under a retirement plan that receives favorable tax treatment under Section 401, 403, 457 or similar provisions of the Tax Code.

Generally, the withdrawals you make before you are 59½ years old are subject to a 10% federal tax penalty on the taxable portion of the amounts withdrawn.  You should read Part 8, “Tax Aspects of the Contract” for more information, and consult a tax advisor.  We do not provide tax advice.

Part 2 — Integrity and the Separate Account

Integrity Life Insurance Company

Integrity is a stock life insurance company organized under the laws of Arizona on May 3, 1966, and redomesticated to Ohio on January 3, 1995.  Our principal executive office is located at 400 Broadway,

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Cincinnati, Ohio 45202.  We are authorized to sell life insurance and annuities in 46 states and the District of Columbia.  Integrity is a subsidiary of The Western and Southern Life Insurance Company, a life insurance company organized under the laws of the State of Ohio on February 23, 1888.  The Western and Southern Life Insurance Company has guaranteed the insurance obligations of Integrity to its contract owners, including the owners of this contract (the Guarantee).  Insurance obligations include the Account Value invested in the Fixed Accounts, the Death Benefit and Annuity Benefit.  The Guarantee does not guarantee investment performance on the portion of your Account Value invested in the Variable Account Options.  The Guarantee provides that contract owners can enforce the Guarantee directly.

Separate Account I and the Variable Account Options

Separate Account I was established in 1986, and is maintained under the insurance laws of the State of Ohio.  The Separate Account is a unit investment trust, which is a type of investment company governed by the 1940 Act.

Under Ohio law, we own the assets of our Separate Account and use them to support the Variable Account Options of your contract and other variable annuity contracts.  You participate in the Separate Account in proportion to the amounts in your Variable Account Options.  Integrity Life Insurance Company is responsible for all obligations under the contract.

Income, gains and losses, whether realized or unrealized, from assets allocated to the Separate Account are credited to or charged against the Separate Account without regard to our other income, gains or losses.  The assets of the Separate Account may not be charged with the liabilities arising out of our other businesses.  We may allow fees that are owed to us to stay in the Separate Account, and, in that way, we can participate proportionately in the Separate Account.  We may also periodically withdraw amounts that are earned and owed to us from the Separate Account.

The Separate Account is divided into subaccounts called Variable Account Options.  Each Variable Account Option invests in shares of a corresponding Portfolio (or fund) with the same name.  The Variable Account Options currently available to you are listed in Part 3.

Distribution of Variable Annuity Contracts

Touchstone Securities, Inc., an affiliate of Integrity, serves as the principal underwriter for our variable annuity contracts.  The principal business address of Touchstone Securities, Inc. is 303 Broadway, Cincinnati, Ohio, 45202.  The contracts are sold by individuals who represent us as insurance agents and who are also registered representatives of broker-dealers or financial institutions that have entered into distribution agreements with us.

Changes in How We Operate

We can change how the Company or our Separate Account operates, subject to the approval of the federal or state regulators when required by the 1940 Act or other applicable laws.  We will notify you if any changes result in a material change in the underlying Portfolios or the Investment Options.  We may:

•                  combine the Separate Account with any other separate account we own;

•                  transfer assets of the Separate Account to another separate account we own;

•                  add, remove, combine or limit investment in an Investment Option or withdraw assets relating to your contract from one Variable Account Option and put them into another;

•                  register or end the registration of the Separate Account under the 1940 Act;

•                  operate our Separate Account under the direction of a committee or discharge a committee at any time (the committee may be composed of a majority of persons who are “interested persons” of Integrity);

•                  restrict or eliminate any voting rights of owners or others that affect our Separate Account; this may only arise if there is a change in current SEC rules;

•                  cause one or more Variable Account Options to invest in a fund other than or in addition to the Portfolios;

•                  operate our Separate Account or one or more of the Investment Options in any other form the law allows, including a form that allows us to make direct investments;

•                  make any changes required by the 1940 Act or other federal securities laws;

•                  make any changes necessary to maintain the status of the contracts as annuities and/or Qualified Annuities under the Tax Code; or

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•                  make other changes required under federal or state law relating to annuities.

Part 3 - Your Investment Options

You may invest your contributions to this contract in the Variable Account Options, the Fixed Accounts or both.  (If you purchase the GLIA Rider, your Investment Options are limited.  See Part 6.)

Each Variable Account Option invests in shares of a mutual fund, referred to as a Portfolio (or fund).  Each Variable Account Option and its corresponding Portfolio share the same name.  The value of your Variable Account Option will vary with the performance of the corresponding Portfolio.  For a full description of each Portfolio, see that Portfolio’s prospectus and SAI.

The Variable Account Options

A brief description of each Portfolio, including the name of the advisor, the investment objective and some additional information about investment strategies, is provided below.  Management fees and other expenses deducted from each Portfolio, as well as risks of investing, and more information about the Portfolio’s investment strategies, are described in that Portfolio’s prospectus.  For a prospectus containing complete information on any Portfolio, including the risks associated with investing, call our Administrative Office toll-free at 1-800-325-8583.

BlackRock Variable Series Funds, Inc.

Each fund is a series of the BlackRock Variable Series Funds, Inc.  BlackRock Advisors, LLC is the investment manager to each fund and is located at 100 Bellevue Parkway, Wilmington, Delaware 19809.

Following is a brief description of the BlackRock funds.  There are no guarantees that a fund will achieve its objectives.  You should read each BlackRock fund’s prospectus carefully before investing.

BlackRock Capital Appreciation V.I. Fund

The BlackRock Capital Appreciation V.I. Fund seeks long-term growth of capital.  The fund invests primarily in a diversified portfolio consisting of primarily common stocks of U.S. companies that fund management believes have shown above-average growth rates in earnings over the long term.  The fund emphasizes investments in companies with medium to large market capitalization (currently, approximately $2 billion or more).  The fund generally invests at least 65% of its total assets in common stock, convertible preferred stock, securities convertible into common stock, and rights to subscribe to common stock. Of these securities, the fund will generally invest in common stock.

BlackRock Global Allocation V.I. Fund

The BlackRock Global Allocation V.I. Fund seeks to provide high total investment return through a fully managed investment policy utilizing U.S. and foreign equity, debt and money market securities, the combination of which will be varied from time to time both with respect to types of securities and markets in response to changing market and economic trends.

Columbia Funds Variable Insurance Trust

The fund is a series of the Columbia Funds Variable Insurance Trust.  Columbia Management Investment Advisers, LLC is the investment advisor to the fund and is located at 100 Federal Street, Boston, MA 02110.

Following is a brief description of the Columbia fund.  There are no guarantees that a fund will achieve its objectives.  You should read the Columbia fund’s prospectus carefully before investing.

Columbia Variable Portfolio — Small Cap Value Fund

The Columbia Variable Portfolio — Small Cap Value Fund seeks long-term capital appreciation.  Under normal circumstances, the fund invests at least 80% of its net assets in equity securities of companies that have market capitalizations in the range of the companies in the Russell 2000 Value Index, which the advisor believes are undervalued and have the potential for long-term growth.  The fund may invest up to 20% of total assets in foreign securities.  The fund may also invest in real estate investment trusts (REITs).

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DWS Investments VIT Funds

The fund is a series of the DWS Investments VIT Funds.  Deutsche Investment Management Americas Inc. is the investment advisor for the fund and is located at 345 Park Avenue, New York, NY 10154.

Following is a brief description of the fund.  There are no guarantees that a fund will achieve its objectives.  You should read the DWS Investments VIT fund’s prospectus carefully before investing.

DWS Small Cap Index VIP

The DWS Small Cap Index VIP fund seeks to replicate, as closely as possible, before the deduction of expenses, the performance of the Russell 2000® Index, which emphasizes stocks of small U.S. companies.  Under normal circumstances, the fund invests at least 80% of its assets, determined at the time of purchase, in stocks of companies included in the Russell 2000® Index and in derivative instruments, such as stock index futures contracts and options, that provide exposure to the stocks of companies in the index.

Fidelity® Variable Insurance Products

Each Portfolio is a series of a Fidelity Variable Insurance Products trust.  Fidelity Management & Research Company (FMR) is the investment advisor to each Portfolio, except VIP Freedom Portfolios, which is advised by Strategic Advisers®, Inc.  Both FMR and Strategic Advisers, Inc. are located at 82 Devonshire Street, Boston, MA 02109.

Following is a brief description of each Fidelity VIP Portfolio.  There are no guarantees that a Portfolio will achieve its objective.  You should read each Fidelity VIP portfolio’s prospectus carefully before investing.

Fidelity VIP Asset ManagerSM Portfolio

The VIP Asset Manager Portfolio seeks high total return with reduced risk over the long term by allocating its assets among stocks, bonds and short-term instruments maintaining a neutral mix over time of 50% of assets in stocks, 40% of assets in bonds, and 10% of assets in short-term and money market instruments.  FMR invests in domestic and foreign issuers either directly or by investing in Fidelity central funds.

Fidelity VIP Balanced Portfolio

The VIP Balanced Portfolio seeks income and capital growth consistent with reasonable risk by investing approximately 60% of assets in stocks and other equity securities and the remainder in bonds and other debt securities, including lower-quality debt securities, when its outlook is neutral.  FMR invests at least 25% of the Portfolio’s total assets in fixed-income senior securities, including debt securities and preferred stock.  FMR invests in domestic and foreign issuers.  With respect to equity investments, FMR may invest in either growth or value stocks or both.  FMR uses fundamental analysis to select investments, invests in Fidelity’s central funds and engages in transactions that have a leveraging effect on the Portfolio.

Fidelity VIP Contrafund® Portfolio

The VIP Contrafund® Portfolio seeks long-term capital appreciation.  FMR normally invests the Portfolio’s assets primarily in common stocks of domestic and foreign issuers.  FMR invests the Portfolio’s assets in securities of companies whose value it believes is not fully recognized by the public.  FMR allocates the Portfolio’s assets across different market sectors, using different Fidelity managers, and may invest in growth stocks, value stocks or both.  FMR uses fundamental analysis to select investments.

Fidelity VIP Disciplined Small Cap Portfolio

The VIP Disciplined Small Cap Portfolio seeks capital appreciation by investing primarily in common stocks of domestic and foreign issuers, and normally investing at least 80% of assets in securities of companies with small market capitalizations, which, for purposes of this Portfolio, are those companies with market capitalizations similar to companies in the Russell 2000® Index or the S&P® SmallCap 600 Index.  FMR invests in either growth stocks, value stocks or both and uses computer-aided, quantitative analysis of historical valuation, growth, profitability, and other factors.

Fidelity VIP Equity-Income Portfolio

The VIP Equity-Income Portfolio seeks reasonable income.  The Portfolio will also consider the potential for capital appreciation.  The goal is to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500®Index.  FMR normally invests 80% of assets in equity securities, primarily in income-producing equity securities, which tends to lead to investments in large cap value stocks, and potentially invests

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in other types of equity securities and debt securities, including lower-quality debt securities.  FMR invests in domestic and foreign issuers using fundamental analysis to select investments.

Fidelity VIP Freedom 2010 Portfolio

The VIP Freedom 2010 Portfolio seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.  FMR invests in a combination of underlying Fidelity VIP domestic equity, international equity, bond and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2010 and allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity, 40% in bond funds and 40% in short-term funds (approximately 10 to 15 years after the year 2010).

Fidelity VIP Freedom 2015 Portfolio

The VIP Freedom 2015 Portfolio seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.  FMR invests in a combination of underlying Fidelity VIP domestic equity, international equity, bond and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2015 and allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity, 40% in bond funds and 40% in short-term funds (approximately 10 to 15 years after the year 2015).

Fidelity VIP Freedom 2020 Portfolio

The VIP Freedom 2020 Portfolio seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.  FMR invests in a combination of underlying Fidelity VIP domestic equity, international equity, bond and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2020 and allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity, 40% in bond funds and 40% in short-term funds (approximately 10 to 15 years after the year 2020).

Fidelity VIP Freedom 2025 Portfolio

The VIP Freedom 2025 Portfolio seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.  FMR invests in a combination of underlying Fidelity VIP domestic equity, international equity, bond and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2025 and allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity, 40% in bond funds and 40% in short-term funds (approximately 10 to 15 years after the year 2025).

Fidelity VIP Freedom 2030 Portfolio

The VIP Freedom 2030 Portfolio seeks high total return with a secondary objective of principal preservation as the fund approaches its target date and beyond.  FMR invests in a combination of underlying Fidelity VIP domestic equity, international equity, bond and short-term funds using a moderate asset allocation strategy designed for investors expecting to retire around the year 2030 and allocates assets among underlying Fidelity funds according to an asset allocation strategy that becomes increasingly conservative until it reaches 15% in domestic equity funds, 5% in international equity, 40% in bond funds and 40% in short-term funds (approximately 10 to 15 years after the year 2030).

Fidelity VIP Growth Portfolio

The VIP Growth Portfolio seeks capital appreciation by investing primarily in common stocks of domestic and foreign companies FMR believes have above-average growth potential.  FMR uses fundamental analysis to select investments.

Fidelity VIP High Income Portfolio

The VIP High Income Portfolio seeks a high level of current income, while also considering growth of capital.  FMR normally invests primarily in income-producing debt securities, preferred stocks, and convertible securities, with an emphasis on lower-quality debt securities.  FMR may also invest in non-income producing securities, including defaulted securities and common stocks.  FMR invests in domestic and foreign issuers and may invest

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in companies that are in troubled or uncertain financial condition.  FMR uses fundamental analysis to select investments.

Fidelity VIP Index 500 Portfolio

The VIP Index 500 Portfolio seeks investment results that correspond to the total return of common stocks publicly traded in the United States as represented by the S&P 500®Index.  FMR normally invests at least 80% of the Portfolio’s assets in common stocks included in the S&P 500 and lends securities to earn income.

Fidelity VIP Investment Grade Bond Portfolio

The VIP Investment Grade Bond Portfolio seeks as high a level of current income as is consistent with the preservation of capital by normally investing at least 80% of assets in medium and high grade investment-grade debt securities of all types, including those issued by domestic and foreign issuers, and repurchase agreements for those securities.  The Portfolio may invest in lower-quality debt securities.  FMR allocates assets across different market sectors and maturities.  FMR manages the Portfolio to have overall interest rate risk similar to the Barclays Capital U.S. Aggregate Bond Index.  FMR analyzes the credit quality of the issuer, security-specific features, current and potential future valuation, and trading opportunities to select investments.  FMR invests in Fidelity’s central funds and engages in transactions that have a leveraging effect on the Portfolio.

Fidelity VIP Mid Cap Portfolio

The VIP Mid Cap Portfolio seeks long-term growth of capital by investing primarily in common stocks of domestic and foreign issuers.  FMR normally invests at least 80% of the Portfolio’s assets in securities of companies with medium market capitalizations, which for purposes of this Portfolio, are those companies with market capitalizations similar to companies in the Russell Midcap® Index or the S&P® MidCap 400 Index.  FMR may buy growth stocks, value stocks, or both, and may potentially invest in companies with smaller or larger market capitalizations.  FMR uses fundamental analysis to select investments.

Fidelity VIP Overseas Portfolio

The VIP Overseas Portfolio seeks long-term growth of capital primarily through investments in common stock.  FMR normally invests at least 80% of the Portfolio’s assets in non-U.S. securities.  FMR allocates investments across countries and regions and uses fundamental analysis to select investments.

Franklin Templeton Variable Insurance Products Trust

Each fund is a series of the Franklin Templeton Variable Insurance Products Trust (FTVIPT).  Affiliates of Franklin Resources, Inc., which operates as Franklin® Templeton® Investments, serve as the investment advisors for the funds as indicated below.

Below is a brief description of the Franklin Templeton Variable Insurance Products Trust Funds.  There are no guarantees that a fund will achieve its objective.  You should read each FTVIPT fund’s prospectus carefully before investing.

FTVIPT Franklin Growth and Income Securities Fund

The Franklin Growth and Income Securities Fund seeks capital appreciation with current income as a secondary goal.  The fund normally invests predominantly in equity securities, including securities convertible into common stock.  The investment advisor is Franklin Advisers, Inc., located at One Franklin Parkway, San Mateo, CA 94403.

FTVIPT Franklin Income Securities Fund

The Franklin Income Securities Fund seeks to maximize income while maintaining prospects for capital appreciation.  The fund normally invests in both debt and equity securities.  The investment advisor is Franklin Advisers, Inc., located at One Franklin Parkway, San Mateo, CA 94403.

FTVIPT Franklin Large Cap Growth Securities Fund

The Franklin Large Cap Growth Securities Fund seeks capital appreciation.  The fund normally invests at least 80% of its net assets in investments of large capitalization companies.  The investment advisor is Franklin Advisers, Inc., located at One Franklin Parkway, San Mateo, CA 94403.

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FTVIPT Franklin Small Cap Value Securities Fund

The Franklin Small Cap Value Securities Fund seeks long-term total return.  The fund normally invests at least 80% of its net assets in investments of small capitalization companies.  The investment advisor is Franklin Advisory Services, LLC, located at One Parker Plaza, Ninth Floor, Fort Lee, NJ 07024.

FTVIPT Mutual Shares Securities Fund

The Mutual Shares Securities Fund seeks capital appreciation, with income as a secondary goal.  The fund normally invests primarily in U.S. and foreign equity securities that the advisor believes are undervalued.  The fund also invests, to a lesser extent, in risk arbitrage securities and distressed companies.  The investment advisor is Franklin Mutual Advisers, LLC, located at 101 John F. Kennedy Parkway, Short Hills, NJ 07078.

FTVIPT Templeton Foreign Securities Fund

The Templeton Foreign Securities Fund seeks long-term capital growth.  The fund normally invests at least 80% of its net assets in investments of issuers located outside the U.S., including those in emerging markets.  The investment advisor is Templeton Investment Counsel, LLC, located at 500 East Broward Blvd., Suite 2100, Fort Lauderdale, FL 33394.

FTVIPT Templeton Growth Securities Fund

The Templeton Growth Securities Fund seeks long-term capital growth.  The fund normally invests primarily in equity securities of companies located anywhere in the world, including those in the U.S. and in emerging markets.  The investment advisor is Templeton Global Advisors Limited, located at Lyford Cay, Nassau, Bahamas.

Invesco Variable Insurance Funds

Each fund is a series of the AIM Variable Insurance Funds (Invesco Variable Insurance Funds).  Invesco Advisers, Inc. is the investment advisor for each of the funds and is located at 1555 Peachtree Street, NE, Atlanta, Georgia 30309.

Below is a brief description of the Invesco Variable Insurance Funds.  There are no guarantees that a fund will achieve its objective.  You should read each Invesco fund’s prospectus carefully before investing.

Invesco Van Kampen V.I. Capital Growth Fund

The Invesco Van Kampen V.I. Capital Growth Fund seeks capital growth.  Under normal market conditions, the fund’s investment advisor seeks to achieve the fund’s investment objective by investing in a portfolio of companies that are considered by the adviser to have strong earnings growth.

Invesco Van Kampen V.I. Comstock Fund

The Invesco Van Kampen V.I.  Comstock Fund seeks capital growth and income through investment in a portfolio of equity securities, consisting principally of common stocks. Under normal market conditions, the fund invests at least 80% of its net assets (plus any borrowings for investment purposes) in common stocks.  The fund emphasizes a value style of investing, seeking well-established, undervalued companies, which the advisor believes have potential for capital growth and income.  The fund may invest in issuers of small, medium, or large sized companies.  The fund may invest up to 25% of its total assets in securities of foreign issuers and up to 10% of its total assets in REITs.

Invesco Van Kampen V.I. Mid Cap Value Fund

The Invesco Van Kampen V.I. Mid Cap Value Fund seeks above-average total return over a market cycle of three to five years by investing in common stocks and other equity securities.   The fund will normally invest at least 80% of net assets (plus any borrowings for investment purposes) in common stocks and other equity securities, including depositary receipts and securities convertible into common stock of companies traded on a U.S. securities exchange with market capitalizations that fall within the range of companies included in the Russell Midcap® Value Index.  The advisor seeks attractively valued companies experiencing a change that it believes could have a positive impact on the company’s outlook, such as a change in management, industry dynamics or operational efficiency.  The fund may invest up to 20% of its total assets in securities of foreign issuers.  The fund may invest up to 20% of its net assets in REITS.

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Invesco V.I. International Growth Fund

The Invesco V.I. International Growth Fund seeks long-term growth of capital.  The fund invests primarily in a diversified portfolio of international equity securities, whose issuers are considered by the fund’s managers to have strong earnings growth.  The fund focuses its investments in equity securities of foreign issuers that are listed on a recognized foreign or U.S. securities exchange or traded in a foreign or U.S. over-the-counter market.

The Universal Institutional Funds, Inc.

Each Portfolio is a series of the The Universal Institutional Funds, Inc. (UIF).  Morgan Stanley Investment Management Inc. is the investment advisor for each of the UIF Portfolios and is located at 522 Fifth Avenue, New York, NY 10036.

Below is a brief description of the UIF Portfolios.  There are no guarantees that a Portfolio will achieve its objective.  You should read each UIF Portfolio’s prospectus carefully before investing.

Morgan Stanley UIF Emerging Markets Debt Portfolio

The UIF Emerging Markets Debt Portfolio seeks high total return by investing primarily in fixed income securities of government and government-related issuers and, to a lesser extent, of corporate issuers in emerging market countries.  Using macroeconomic and fundamental analysis, the advisor seeks to identify emerging market or developing countries that are believed to be undervalued and have attractive or improving fundamentals.  After the country allocation is determined, the sector and security selection is made within each country. Under normal circumstances, at least 80% of the Portfolio’s assets will be invested in debt securities of issuers located in emerging market or developing countries.

Morgan Stanley UIF Emerging Markets Equity Portfolio

The UIF Emerging Markets Equity Portfolio seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.  The advisor, and its subadvisers, Morgan Stanley Investment Management Limited and Morgan Stanley Investment Management Company, analyze the global economic environment, particularly its impact on emerging markets, and allocate the Portfolio’s assets among emerging markets based on relative economic, political and social fundamentals, stock valuations and investor sentiment.  Under normal circumstances, at least 80% of the Portfolio’s assets will be invested in equity securities of issuers located in emerging market or developing countries.  The Portfolio may invest up to 10% of its net assets in foreign real estate companies.

Morgan Stanley UIF U.S. Real Estate Portfolio

The UIF U.S. Real Estate Portfolio seeks to provide above-average current income and long-term capital appreciation by investing primarily in equity securities of companies in the U.S. real estate industry, including REITs.  The Portfolio focuses on REITs as well as real estate operating companies that invest in a variety of property types and regions.  Under normal circumstances, at least 80% of the Portfolio’s assets will be invested in equity securities of companies in the U.S. real estate industry.

PIMCO Variable Insurance Trust

Each Portfolio is a series of the PIMCO Variable Insurance Trust.  Pacific Investment Management Company LLC is the investment advisor to each Portfolio and is located at 840 Newport Center Drive, Newport Beach, California 92660.

Below is a brief description of the PIMCO Variable Insurance Trust Portfolios.  There are no guarantees that a Portfolio will achieve its objective.  You should read each PIMCO VIT fund’s prospectus carefully before investing.

PIMCO VIT All Asset Portfolio

The PIMCO VIT All Asset Portfolio seeks maximum real return consistent with preservation of real capital and prudent investment management.  The Portfolio normally invests substantially all of its assets in the Institutional Class of other PIMCO funds and does not invest directly in stocks or bonds of other issuers.  The Portfolio is a “fund of funds” and bears a proportionate share of the expenses charged by the underlying funds in which it invests.

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PIMCO VIT CommodityRealReturn® Strategy Portfolio

The PIMCO VIT CommodityRealReturn Strategy Portfolio seeks maximum real return consistent with prudent investment management.  The Portfolio normally invests in commodity-linked derivative instruments, backed by a portfolio of inflation-indexed securities and other fixed income instruments.  The Portfolio may also invest in common and preferred stocks (up to 10% of its total assets in preferred stocks), as well as convertible securities of issuers in commodity-related industries.  The Portfolio may invest 10% of its total assets in high yield securities (junk bonds) rated B or higher by Moody’s, or equivalently rated by S&P or Fitch, or, if unrated, determined by PIMCO to be of comparable quality.  The Portfolio may invest up to 30% of its total assets in securities denominated in foreign currencies, may invest beyond this limit in U.S. dollar denominated securities of foreign issuers and will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 20% of its total assets. The Portfolio may, without limitation, seek to obtain market exposure to the securities in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as buy back or dollar rolls). The Portfolio may invest up to 10% of its total assets in securities and instruments that are economically tied to emerging market countries.

PIMCO VIT Low Duration Portfolio

The PIMCO VIT Low Duration Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.  The Portfolio normally invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives, such as options, futures contracts or swap agreements.  The average Portfolio duration varies from 1-3 years.  The Portfolio may invest 10% of its total assets in junk bonds, up to 10% of its total assets in securities and instruments that are economically tied to emerging market countries and up to 30% of its total assets in securities denominated in foreign currencies.

PIMCO VIT Real Return

The PIMCO VIT Real Return Portfolio seeks maximum real return, consistent with preservation of real capital and prudent investment management.  The Portfolio normally invests at least 80% of its net assets in inflation-indexed bonds of varying maturities issued by the U.S. and non-U.S. governments, their agencies or instrumentalities and corporations, which may be represented by forwards or derivatives, such as options, futures contracts or swap agreements.  The Portfolio may invest 10% of its total assets in junk bonds, up to 10% of its total assets in securities and instruments that are economically tied to emerging market countries and up to 30% of its total assets in securities denominated in foreign currencies.  The Portfolio may invest up to 10% of its total assets in preferred stock, convertible securities and other equity-related securities.

PIMCO VIT Total Return

The PIMCO VIT Total Return Portfolio seeks maximum total return, consistent with preservation of capital and prudent investment management.  The Portfolio normally invests at least 65% of its total assets in a diversified portfolio of fixed income instruments of varying maturities, which may be represented by forwards or derivatives, such as options, futures contracts or swap agreements.  The Portfolio may invest 10% of its total assets in junk bonds, up to 15% of its total assets in securities and instruments that are economically tied to emerging market countries and up to 30% of its total assets insecurities denominated in foreign currencies.

Rydex Variable Trust

Each fund is a series of the Rydex Variable Trust.  Security Investors, LLC is the investment advisor to each fund and is located at 805 King Farm Boulevard, Suite 600, Rockville, Maryland 20850.

Below is a brief description of the each Rydex|SGI VT fund.  There are no guarantees that a fund will achieve its objective.  You should read each Rydex|SGI VT fund’s prospectus carefully before investing.

Rydex|SGI VT Alternative Strategies Allocation Fund

The Rydex|SGI VT Alternative Strategies Allocation Fund seeks to deliver a return that has a low correlation to the returns of traditional stock and bond asset classes as well as provide capital appreciation.  The fund is a “fund of funds” and invests principally in a diversified portfolio of affiliated and unaffiliated funds, including exchange-traded funds and to a limited extent, futures that represent alternative and non-traditional asset classes. The advisor applies a proprietary asset allocation methodology that principally allocates assets among underlying funds that emphasize alternative or non-traditional asset classes or investment strategies (i.e., absolute return strategies, commodities, currency arbitrage, global macro, managed futures and real estate)

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according to the degree of risk associated with each underlying fund given the market conditions in existence at the time of allocation.

Rydex|SGI VT Managed Futures Strategy Fund

The Rydex|SGI VT Managed Futures Strategy Fund seeks to achieve positive absolute returns. The Fund’s investment methodology is based primarily on the Standard & Poor’s Diversified Trends Indicator®, a systematic rules-based trend-following strategy. It represents a composite of commodity and financial futures designed to provide exposure to both up and down major global market price trends. The Fund will seek to gain exposure to the composite of commodity and financial futures by investing in: commodity futures, options, and options on futures; exchange-traded funds (“ETFs”); other pooled investment vehicles that provide exposure to the commodities and financial futures markets; commodity, currency, and financial-linked instruments (e.g., structured notes and swap agreements); and common stock. The fund may also invest up to 25% of its total assets in a wholly-owned and controlled Cayman Islands subsidiary.  The subsidiary, unlike the fund, may invest without limitation in commodity-linked derivative instruments.

Rydex|SGI VT U.S. Long Short Momentum Fund

The Rydex|SGI VT U.S. Long Short Momentum Fund seeks long-term capital appreciation and seeks to respond to the dynamically changing economy by moving its investments among different sectors or industries.  The advisor uses a quantitative methodology to rank approximately sixty different industries based on several measures of momentum, including price momentum.  The fund then buys long the common stock of companies in the top ranked industries and may sell short the common stock of companies in the lowest ranked industries.

Touchstone® Variable Series Trust

Each fund is a series of the Touchstone Variable Series Trust.  Touchstone Advisors, Inc., which is affiliated with us, advises each of the funds, along with a sub-advisor that is listed under each fund description below.  The advisor is located at 303 Broadway, Suite 1100, Cincinnati, Ohio 45202.

Below is a brief description of each Touchstone VST fund.  There are no guarantees that a fund will achieve its objective.  You should read each Touchstone VST fund’s prospectus carefully before investing.

Touchstone VST Baron Small Cap Growth Fund

The Touchstone VST Baron Small Cap Growth Fund seeks long-term capital appreciation by normally investing at least 80% of its assets in common stocks of small-sized growth companies.  A small-sized growth company is defined as a company having a market capitalization of under $2.5 billion at the time of purchase.  The sub-advisor seeks securities it believes have favorable price to value characteristics, are well-managed, have significant long term growth prospects, significant barriers to competition and the potential to increase in value at least 100% over four or five subsequent years.  BAMCO, Inc. is the sub-advisor for the fund and is located at 767 Fifth Avenue, New York, NY 10153.

Touchstone VST Core Bond Fund

The Touchstone VST Core Bond Fund seeks to provide as high a level of current income as is consistent with the preservation of capital.  Capital appreciation is a secondary goal.  The sub-advisor normally invests at least 80% of the fund’s assets in bonds, including mortgage-related securities, asset-backed securities, government securities and corporate debt securities.  The sub-advisor may invest up to 20% of the assets in non-investment grade debt securities rated as low as B.  The sub-advisor analyzes the overall investment opportunities and risks in different sectors of the debt securities markets by focusing on maximizing total return while reducing volatility.  Fort Washington Investment Advisors, Inc., which is affiliated with us, is the sub-advisor for the fund and is located at 303 Broadway, Suite 1200, Cincinnati, OH 45202.

Touchstone VST High Yield Fund

The Touchstone VST High Yield Fund seeks to achieve a high level of current income as its main goal, with capital appreciation as a secondary consideration.  The sub-advisor normally invests at least 80% of the fund’s assets in non-investment grade debt securities or junk bonds, generally issued by domestic corporations.  The sub-advisor analyzes the overall investment opportunities and risks in different industry sectors focusing on those industries that exhibit stability and predictability.  Fort Washington Investment Advisors, Inc., which is affiliated with us, is the sub-advisor for the fund and is located at 303 Broadway, Suite 1200, Cincinnati, OH 45202.

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Touchstone VST Large Cap Core Equity Fund

The Touchstone VST Large Cap Core Equity Fund seeks long-term capital appreciation as its primary goal and income as its secondary goal.  The sub-advisor invests at least 80% of the fund’s assets in common stocks of companies with market capitalizations in the range of the Russell 1000 Index.  The sub-advisor selects stocks that it believes are attractively valued with active catalysts in place.  Todd/Veredus Asset Management LLC is the sub-advisor for the fund and is located at 101 South Fifth Street, Suite 3160, Louisville, KY 40202.

Touchstone VST Mid Cap Growth Fund

The Touchstone VST Mid Cap Growth Fund seeks to increase the value of fund shares as a primary goal and to earn income as a secondary goal.  The sub-advisor normally invests at least 80% of the fund’s assets in common stocks of mid cap U.S. companies, which are defined as companies having a market capitalization between $1.5 billion and $12 billion or in the range of market capitalizations represented in the Russell Midcap Index.  The advisor looks for companies that it believes are reasonably priced with high forecasted earnings potential.  The fund will invest in companies that the sub-advisor believes have shown above-average and consistent long-term growth in earnings and have excellent prospects for future growth.  The sub-advisor evaluates companies by using fundamental analysis of the company’s financial statements, interviews with management, analysis of the company’s operations and product development and consideration of the company’s industry category.    Westfield Capital Management Company, L.P. is the sub-advisor for the fund and is located at One Financial Center, Boston, MA 02111

Touchstone VST Money Market Fund

The Touchstone VST Money Market Fund seeks high current income, consistent with liquidity and stability of principal by investing primarily in U.S. government securities and high-quality money market instruments rated in the top two short-term rating categories or determined by the sub-advisor to be of comparable quality.  The fund is a money market fund and seeks to maintain a constant share price of $1.00, although there is no guarantee that it will do so.  Fort Washington Investment Advisors, Inc., which is affiliated with us, is the sub-advisor for the fund and is located at 303 Broadway, Suite 1200, Cincinnati, OH 45202.

Touchstone VST Third Avenue Value Fund

The Touchstone VST Third Avenue Value Fund seeks long-term capital appreciation by investing mainly in common stocks of well-financed companies (meaning companies believed to have high-quality assets and a relative absence of liabilities) at a discount relative to what the sub-advisor believes is their liquid value.  The sub-advisor invests in companies regardless of market capitalization and invests in both domestic and foreign securities.  The fund may invest up to 50% of its total assets in securities of foreign companies and up to 25% of its total assets in companies located in emerging markets.  Third Avenue Management LLC is the sub-advisor for the fund and is located at 622 Third Avenue, New York, NY 10017.

Touchstone VST ETF Funds

The Touchstone VST ETF Funds (ETF Funds) are mutual funds that invest fixed percentages of assets in various exchange-traded funds, primarily in series of the iShares® Funds Trust.  Because the ETF Funds invest in other mutual funds rather than in individual securities, each ETF Fund is considered a “fund of funds” and bears a proportionate share of the expenses charged by the underlying funds in which it invests.  You can invest directly in exchange traded funds (ETFs) and do not have to invest through a variable annuity or mutual fund.

In addition, the underlying ETFs trade like a stock on a securities exchange and may be purchased and sold throughout the trading day based on their market price.  Each ETF that is held by one of the ETF Funds is an “index fund,” which seeks investment results that correspond generally to the price and yield performance, before fees and expenses, of a particular index.  It is not possible to invest directly in the index.

Each ETF Fund allocates its assets among a group of ETFs in different percentages.  Therefore, each ETF Fund has different indirect asset allocations of stocks, bonds, and cash, reflecting varying degrees of potential investment risk and reward for different investment styles and life stages.  Because of market gains or losses by the underlying ETFs, the percentage of any of the ETF Fund’s assets invested in stocks or bonds at any given time may be different than that ETF Fund’s planned asset allocation model.  The sub-advisor will monitor the models and may update and revise the asset allocation percentages employed by each model to reflect changes in the marketplace.

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Todd Veredus Asset Management LLC is the advisor for the ETF funds, and is located at 101 South Fifth Street, Suite 3160, Louisville, KY 40202.

Touchstone VST Aggressive ETF Fund

The Touchstone VST Aggressive ETF Fund seeks capital appreciation.  The sub-advisor invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected risk while structuring the fund to optimize potential returns based on historical measures on how each asset class performs.  The sub-advisor typically allocates about 80% of the fund’s assets in stocks and 20% in bonds.

Touchstone VST Conservative ETF Fund

The Touchstone VST Conservative ETF Fund seeks total return by investing for income and capital appreciation.  The sub-advisor invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected risk while structuring the fund to optimize potential returns based on historical measures on how each asset class performs.  The sub-advisor typically allocates about 65% of the fund’s assets in bonds and 35% in stocks.

Touchstone VST Enhanced ETF Fund

The Touchstone VST Enhanced ETF Fund seeks high capital appreciation.  The sub-advisor invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected risk while structuring the fund to optimize potential returns based on historical measures on how each asset class performs.  Those asset classes with the best relative strength, as measured by their relative performance over the prior six months, are overweighted for six months, while the other asset classes are underweighted, thereby increasing the potential for enhanced performance with lower volatility.

Touchstone VST Moderate ETF Fund

The Touchstone VST Moderate ETF Fund seeks total return by investing primarily for capital appreciation and secondarily for income.  The sub-advisor invests primarily in a group of funds of the iShares Trust using a system that prescribes allocations among asset classes intended to minimize expected risk while structuring the fund to optimize potential returns based on historical measures on how each asset class performs.  The sub-advisor typically allocates about 60% of the fund’s assets in stocks and 40% in bonds.

The Fixed Accounts

Our Fixed Accounts are offered through a non-unitized separate account, which supports the Guaranteed Rate Options (GROs) and Systematic Transfer Options (STOs) for this annuity contract.  Our General Account (the account that contains all of our assets other than those held in separate accounts) supports the portion of the Death Benefit, the Annuity Benefit, and any guarantees offered under a Rider (a supplement to your contract or additional feature that provides an optional benefit at an additional cost ) that is in excess of Account Value.  The non-unitized separate account and the General Account are not registered under the Securities Act of 1933 or the 1940 Act.  Disclosures regarding the Fixed Accounts, the General Account and the non-unitized separate account are subject to certain provisions of the federal securities laws relating to the accuracy and completeness of statements made in prospectuses.

Guaranteed Rate Options

We currently offer GROs with Guarantee Periods of two, three, five, seven and ten years.  Each GRO matures at the end of the Guarantee Period you have selected.  We can change the Guarantee Periods available for renewal at any time.  Each contribution or transfer to a GRO establishes a new GRO for the Guarantee Period you choose at the guaranteed interest rate that we declare as the current rate (Guaranteed Interest Rate).  When you put a contribution or transfer into a GRO, a Guaranteed Interest Rate is locked in for the entire Guarantee Period you select.  We credit interest daily at an annual effective rate equal to the Guaranteed Interest Rate.  The Guaranteed Interest Rate will never be less than the minimum interest rate stated on the schedule page of your contract, and the minimum interest rate will never be less than 1%.  If your contract is issued in the state of Washington, the GROs are not available.

The value of a contribution or transfer to your GRO is called the GRO value.  Assuming you have not transferred or withdrawn any amounts from your GRO, the GRO value will be the amount you contributed or

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transferred plus interest at the Guaranteed Interest Rate, less any annual administrative charge and optional benefit charges that may apply.

We may declare an enhanced rate of interest in the first year for any contribution or transfer allocated to a GRO that exceeds the Guaranteed Interest Rate credited during the rest of the Guarantee Period.  This enhanced rate will be declared at the time of your allocation and guaranteed for the first year of the Guarantee Period.  We may also declare and credit a special interest rate or additional interest at any time on any nondiscriminatory basis.  Any enhanced rate, special interest rate or additional interest credited to your GRO will be separate from the Guaranteed Interest Rate and will not be used in the MVA formula.

If you have more than one GRO with the same Guarantee Period, the GROs are considered one GRO for Account Value reporting purposes.  For example, when you receive a statement from us, all of your three-year GROs will be shown as one GRO while all of your five-year GROs will appear as another GRO, even though they may have different maturity dates and different interest rates.  However, you will receive separate notices concerning GRO renewals for each contribution or transfer you have made, since each contribution or transfer will have a different maturity date.  Any withdrawals or transfers you make from your GROs will be on a first-in, first-out basis using the beginning dates of each current GRO to measure first-in, first-out.

All contributions or transfers you make to a GRO are placed in a non-unitized separate account.  The value of your GROs is supported by the reserves in our non-unitized separate account.  You can get our current Guaranteed Interest Rates by calling our Administrative Office.

Renewals of GROs

We will notify you in writing before the end of your GRO Guarantee Period.  You must tell us before the end of your Guarantee Period if you want to transfer your GRO Value to one or more Variable Account Options or other GROs.  We will make your transfer to the new Investment Options, including any new Guarantee Period you elect, when we receive your election, even if the previous Guarantee Period has not ended.

If we do not receive instructions in Good Order (complete information we require to process your application, claim or any request) at our Processing Office (400 Broadway, Cincinnati, Ohio 45202) before the end of the Guarantee Period, when the Guarantee Period ends we will set up a new GRO for the same Guarantee Period as your old one, at the then-current Guaranteed Interest Rate. If the same Guarantee Period is not available, the new GRO will be set up for the next shortest available Guarantee Period.  For example, if your mature GRO was for 10 years and when it matures, the seven-year Guarantee Period is the longest Guarantee Period available, your new GRO will be for seven years.  You cannot renew into a GRO that would mature after your Maximum Retirement Date, which is the last Annuitant’s 100th birthday and the latest date you can begin your Annuity Benefit.

Market Value Adjustments

An MVA is an adjustment, either up or down, that we make to your GRO Value if you surrender your contract, make a partial withdrawal or transfer from your GRO or elect an Annuity Benefit before the end of the Guarantee Period.  An MVA also applies to a Distribution on Death of the owner before the end of the Guarantee Period, but not on the payment of Death Benefits (paid after the death of the Annuitant).  No MVA applies to partial withdrawals up to the Free Withdrawal Amount at any time.  The Free Withdrawal Amount is the amount you may withdraw in any Contract Year without paying a withdrawal charge.  No MVA applies to partial withdrawals or transfers, election of Annuity Benefits or calculations of Distributions on Death, within 30 days of the expiration of the GRO Guarantee Period.  The MVA does not apply to partial withdrawals taken to meet required minimum distributions under the Tax Code as long as you do not take additional partial withdrawals during the Contract Year (a year that starts on your Contract Date or any Contract Anniversary) that exceed the Free Withdrawal Amount.  The value after the MVA may be higher or lower than the GRO Value.

The MVA we apply to your GRO is based on the changes in our Guaranteed Interest Rate.  Generally, if our Guaranteed Interest Rate has increased since the time of your contribution or transfer to the GRO, the MVA will reduce your GRO Value.  On the other hand, if our Guaranteed Interest Rate has decreased since the time of your contribution or transfer, the MVA will generally increase your GRO Value.

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The MVA for a GRO is determined by the following formula(8):

MVA = GRO Value x [(1 + A)N/12 / (1 + B + .0025)N/12 - 1],  where

A is the Guaranteed Interest Rate being credited to the GRO subject to the MVA;

B is the current Guaranteed Interest Rate, as of the effective date of the application of the MVA, for current allocations to a GRO, the length of which is equal to the number of whole months remaining in your GRO. Subject to certain adjustments, if that remaining period is not equal to an exact period for which we have declared a new Guaranteed Interest Rate, B will be determined by a formula that finds a value between the Guaranteed Interest Rates for GROs of the next highest and next lowest Guarantee Period; and

N is the number of whole months remaining in your GRO.

If the remaining term of your GRO is 30 days or less, the MVA for your GRO will be zero.  If for any reason we are no longer declaring current Guaranteed Interest Rates, then to determine B we will use the yield to maturity of United States Treasury Notes with the same remaining term as your GRO.  If that remaining period is not equal to an exact term for which there is a United States Treasury Note, B will be determined by a formula that finds a value between the yield to maturity of the next highest and next lowest term, subject to certain adjustments.

See Appendix C for illustrations of the MVA.

Systematic Transfer Options (STO)

A STO is a Fixed Account that accepts new contributions, which must be transferred from the STO into Variable Account Options within either a six-month or a one-year period.  The STOs provide a guaranteed fixed interest rate that is effective for the STO period selected.

We offer STOs that provide a fixed interest rate effective for the STO period selected on your contributions while they are in the STO.  STOs are available for six months or one year.  All STO contributions must be transferred into the Variable Account Options within either six months or one year of your STO contribution, depending on which STO you select.  We do not allow transfers from the STO to a GRO.  We require a minimum contribution to the STO of $6,000 to fund the six-month STO or $12,000 to fund the one-year STO.  We will automatically transfer equal amounts monthly for the six-month STO and either monthly or quarterly for the one-year STO.  The STOs are available for new contributions only.  You cannot transfer from other Investment Options into the STOs.  We do not accept Systematic Contributions into the STOs.  See “Systematic Transfer Program” in Part 9 for more details on this program.

Part 4 - Deductions and Charges

Mortality and Expense Risk Charge

We deduct a daily charge equal to an annual effective rate of 1.55% of your Account Value in the Variable Account Options to cover mortality and expense risk and certain administrative expenses.  A portion of the 1.55% pays us for assuming the mortality risk and the expense risk under the contract.  The mortality risk, as used here, refers to our risk that Death Benefits are greater than anticipated, or that annuitants, as a class of persons, will live longer than estimated and we will be required to pay out more Annuity Benefits than anticipated.  The expense risk is our risk that the expenses of administering the contract will exceed the reimbursement for administrative expenses.

Administrative expenses include processing applications, issuing contracts, processing customer orders and other requests, making investments, providing regular reports and confirmations to customers, providing reports and updates to regulators, maintaining accounting records for each contract owner, administering income payments, furnishing accounting and valuation services (including the calculation and monitoring of the

(8)  The formula for contracts issued in Pennsylvania is MVA = GRO Value x [(1 + A)N/12 / (1 + B)N/12 - 1].

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daily Unit Values), reconciling and depositing cash receipts, and providing forms.  The administration expense may also reimburse us for the costs of distribution of this variable annuity.

We expect to make a profit from this fee.  The mortality and expense risk charge cannot be increased without your consent.

Annual Administrative Charge

We charge an annual administrative charge of $30, which is deducted on the last day of the Contract Year if your Account Value is less than $50,000 on that day.  This charge is taken pro rata from your Account Value in each Investment Option.  The part of the charge deducted from the Variable Account Options reduces the number of Units you own.  The part of the charge deducted from the Fixed Accounts is withdrawn in dollars.  The annual administrative charge is pro-rated if, during a Contract Year, you surrender the contract, select an Annuity Benefit or upon the calculation of a Death Benefit or Distribution on Death of owner.

Reduction of the Mortality and Expense Risk Charge or Annual Administrative Charge

We can reduce or eliminate the mortality and expense risk charge or the annual administrative charge for individuals or groups of individuals if we anticipate expense savings.  We may do this based on the size and type of the group or the amount of the contributions.  We will not unlawfully discriminate against any person or group if we reduce or eliminate these charges.

Portfolio Charges

The Variable Account Options buy shares of the corresponding Portfolios at each Portfolio’s net asset value.  The price of the shares reflects investment management fees and other expenses that have already been deducted from the assets of the Portfolios.  Please refer to the individual Portfolio prospectuses for complete details on Portfolio expenses and related items.

Withdrawal Charge

If you withdraw your contributions, you may be charged a withdrawal charge of up to 8%.  The amount of the withdrawal charge is a percentage of each contribution and not of the Account Value.  As shown below, the charge varies, depending upon the “age” of the contributions included in the withdrawal - that is, the number of years that have passed since each contribution was made.

Contribution Year	Charge as a percentage of the contribution withdrawn
1	8%
2	7%
3	6%
4	5%
5	4%
6	3%
7	2%
thereafter	0

When you take a withdrawal, the oldest contributions are treated as the first withdrawn, then next oldest and so on.  Any gain or earnings in your contract come out only after an amount equal to all your contributions, and any applicable charges on those contributions are withdrawn.  Please note however, that for tax purposes, withdrawals are generally considered gain first.  See Part 8.

Because withdrawal charges apply to your contributions, if your Account Value has declined due to poor performance of your selected Variable Account Options, the withdrawal charge may be greater than the amount available for withdrawal.  In some instances, your Account Value may be positive, but you will not have money available to withdraw due to the amount of the withdrawal charge still applicable to your contributions.

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Withdrawal charges apply to the withdrawal charge amount itself since this amount is part of the Account Value withdrawn.

Partial withdrawals up to the Free Withdrawal Amount of 10% are not subject to the withdrawal charge.  More details on the Free Withdrawal Amount are in Part 5, in the section titled “Withdrawals.”

We will not deduct a withdrawal charge if:

•        we calculate the Death Benefit on the death of the Annuitant; or

•      you use the withdrawal to buy an immediate Annuity Benefit from us after the first Contract Anniversary, which occurs once annually on the same day as the Contract Date, with either (i) life contingencies, or (ii) a period certain that provides for fixed payments over at least five years.  (A five-year period certain may not be available, in which case you will have to select a longer period from the available periods.)

While a contribution is subject to a withdrawal charge, we do not allow you to transfer that contribution to another annuity or other investment using Section 1035 of the Tax Code or as a trustee-to-trustee transfer of a Qualified Annuity.  For more information, see Part 8, section titled “Exchanges and Transfers.”

For more information and examples of the application of a withdrawal charge, see Appendix B.

Reduction or Elimination of the Withdrawal Charge

We can reduce or eliminate the withdrawal charge for individuals or a group of individuals if we anticipate expense savings.  We may do this based on the size and type of the group, the amount of the contribution, or whether there is some relationship with us.  Examples of these relationships would include being an employee of Integrity or an affiliate, receiving distributions or making internal transfers from other contracts we issued, or transferring amounts held under qualified plans that we, or our affiliate, sponsored.  We will not unlawfully discriminate against any person or group if we reduce or eliminate the withdrawal charge.

Hardship Waiver

We may waive the withdrawal charge on full or partial withdrawal requests of $1,000 or more under a hardship circumstance.  We may also waive the MVA on any amounts withdrawn from the GROs.  Hardship circumstances may include the owner’s (1) confinement to a nursing home, hospital or long-term care facility, (2) diagnosis of terminal illness with any medical condition that would result in death or total disability, and (3) unemployment for at least 180 consecutive days.  (The hardship waiver does not include unemployment on contracts issued in Indiana, Montana, New Jersey, Texas and Washington.)  We can require reasonable notice and documentation including, but not limited to, a physician’s certification and Determination Letter from a State Department of Labor.  The waivers of the withdrawal charge and MVA apply to the owner, not to the Annuitant.  If there are joint owners and either meet the requirements, the waiver will be applied.  The hardship waiver is not available on contracts issued in South Dakota.

Commission Allowance and Additional Payments to Distributors

We generally pay a commission to the sales representative equal to a maximum of 7.50% of contributions and up to 1.00% trail commission paid on Account Value starting in the second Contract Year.  Commissions may vary due to differences between states, sales channels, sales firms and special sales initiatives.

A broker-dealer or financial institution that distributes our variable annuity contracts may receive additional compensation from us for training, marketing or other services provided.  These services may include special access to sales staff, and advantageous placement of our products.  We do not make an independent assessment of the cost of providing such services.

Integrity has agreements with the following broker-dealer firms under which we pay varying amounts on contributions paid, but no more than 0.25% of Account Value, for enhanced access to their registered representatives.  The broker-dealer firms are American Portfolios Financial Services, Inc., BB&T Investment Services, Inc., Cadaret, Grant & Co., Inc., Comerica Securities, Inc., Cuso Financial Services, L.P., Fifth Third Securities, Inc., Frost Brokerage Services, Inc., Hancock Investment Services, Inc., LPL Financial Corporation,

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M&T Securities, Inc., Nationwide Planning Associates, Inc., Raymond James Financial, Inc., and Stifel, Nicolaus and Company, Incorporated.

Depending on the arrangements in place at any particular time, a broker-dealer, and the registered representatives associated with it, may have a financial incentive to recommend a particular variable annuity contract.  This could be considered a conflict of interest.  You can find more about additional compensation in the Statement of Additional Information.

Optional Benefit Charges

You may purchase one of the Riders offered with this contract, which provide optional benefits for an additional cost.  The additional cost of each Rider, along with complete details about the benefits, is provided in Part 6.

Transfer Charge

You have 12 free transfers during a Contract Year.  Then we charge $20 for each additional transfer during that Contract Year.  Transfers under our Dollar Cost Averaging, Customized Asset Rebalancing, or Systematic Transfer Programs described in Part 9 do not count toward the 12 free transfers and we do not charge for transfers made under these programs.

Tax Reserve

We can make a charge in the future for taxes or for reserves set aside for taxes, which will reduce the investment performance of the Variable Account Options.

State Premium Tax

We will not deduct state premium taxes from your contributions before investing them in the Investment Options, unless required by your state law.  If you elect an Annuity Benefit, we will deduct any applicable state premium taxes from the amount available for the Annuity Benefit.  State premium taxes currently range from 0 to 3.5%.

Part 5 - Terms of Your Variable Annuity

Purchasing the Contract

If you wish to purchase this annuity contract, you must apply for it through an authorized sales representative.  The sales representative will send your completed application to us, and we will decide whether to accept or reject it.  If we accept your application, we will issue a contract and send it to you either directly or through your sales representative.

To apply for this contract, you must be of legal age to enter into a contractual relationship under applicable state law.  You must be no older than 85 at the time of application.

Contributions

Minimum initial contribution	$ 1,000
Minimum additional contribution(9)	$ 100
Maximum total contributions	$1,000,000 if the Annuitant is age 75 or younger $ 500,000 if the Annuitant is age 76 or older

Different contribution limits apply if you select the GLIA Rider.  See Part 6.  If your contract is a Qualified Annuity, we will measure your additional contributions against any maximum limits for annual contributions set

(9)  If your contract is issued in the state of Washington, you may only make additional contributions during the first Contract Year.

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by federal law.  If your contract is a Qualified Annuity, and you transfer or rollover money in the calendar year on or after you reach age 70½, you must take your required minimum distributions for the current calendar year before you purchase this contract.  See Part 8, section titled “Tax-Favored Retirement Programs” for more information about required minimum distributions.

Initial Contributions

We will invest your contributions in the Investment Options you select on your application.  We will use your initial contribution allocated to the Variable Account Options to purchase Units (the measure of your ownership interest in a Variable Account Option) at the Unit Value determined no later than two Business Days (a Business day is any day that the New York Stock Exchange is open) after we receive the contribution and your complete application in Good Order at our Processing Office.  If the application is not in Good Order, we may retain the initial contribution for up to five Business Days while attempting to complete it.  If the application is not in Good Order within five Business Days, you will be informed of the reason for the delay.  We will return the initial contribution to you unless you specifically allow us to hold the contribution until the application is completed.

Additional Contributions

We will credit each additional contribution on the Business Day we receive it in Good Order at our Processing Office.  We will use contributions allocated to Variable Account Options to purchase Units at the Unit Value as of the next close of the New York Stock Exchange.

We will invest each additional contribution according to the allocation we have on record as your “future allocation.”  You can change your future allocation for additional contributions at any time by writing to the Administrative Office.  The request must include your contract number, the new allocation and your signature.  When we receive it at our Processing Office, the change will be effective for any contribution that accompanies it and for all future contributions.  We can also accept allocation changes by telephone.  See “Transfers” in Part 5.  Different rules apply to the GLIA Investment Options.  See Part 6.

We will accept additional contributions at any time up to eight years before your Maximum Retirement Date.    We may refuse additional contributions if (1) we previously discontinued accepting additional contributions into the annuity contract or any Investment Option; (2) the additional contribution does not meet our minimum additional contribution amount or exceeds our maximum contribution amount for the annuity contract or for a specific Investment Option; or (3) for any reason allowed by law.

Allocations on Record

Changing your future allocation does not change the current allocation of your Account Value or the allocation used for rebalancing, if any.  You must provide specific instructions if you wish to change your current allocation or rebalancing allocation.  You should review your allocations periodically to ensure they still meet your investment goals and needs.

Units in Our Separate Account

Your investment in the Variable Account Options is used to purchase Units.  On any given day, the value you have in a Variable Account Option is the number of Units you own in that Variable Account Option multiplied by the Unit Value.  The Units of each Variable Account Option have different Unit Values.

Units are purchased when you make new contributions or transfer amounts to a Variable Account Option.  Units are redeemed (sold) when you make withdrawals or transfer amounts out of a Variable Account Option into a different Investment Option.  We also redeem Units to pay the Death Benefit when the Annuitant dies, to make a Distribution on Death of owner, to pay the annual administrative charge, to pay for certain optional benefits and to purchase an Annuity Benefit.  The number of Units purchased or redeemed in any Variable Account Option is calculated by dividing the dollar amount of the transaction by the Variable Account Option’s Unit Value, calculated as of the next close of business of the New York Stock Exchange.

The Unit Values of the Variable Account Options fluctuate with the investment performance of the corresponding Portfolios, which reflects the investment income, realized and unrealized capital gains and losses of the Portfolios, as well as the Portfolio’s expenses.

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How We Determine Unit Value

We determine Unit Values for each Variable Account Option after the close of business of the New York Stock Exchange, which is normally 4 p.m. Eastern Time on each Business Day.  The Unit Value of each Variable Account Option for any Business Day is equal to the Unit Value for the previous Business Day, multiplied by the net investment factor for that Variable Account Option on the current Business Day.  We determine a net investment factor for each Variable Account Option as follows:

•                  First, we take the value of the Portfolio shares that belong to the corresponding Variable Account Option at the close of business that day.  For this purpose, we use the share value reported to us by the Portfolios.

•                  Next, we add any dividends or capital gains distributions by the Portfolio on that day.

•                  Then we charge or credit for any taxes or amounts set aside as a reserve for taxes.

•                  Then we divide this amount by the value of the Portfolio shares that belong to the corresponding Variable Account Option at the close of business on the last day that a Unit Value was determined.

•                  Finally, we subtract the mortality and expense risk charge for each calendar day since the last day that a Unit Value was determined (for example, a Monday calculation will include charges for Saturday and Sunday).  The daily charge is an amount equal to an annual effective rate of 1.55%.

Generally, this means that we adjust Unit Values to reflect the investment experience of the Portfolios and the mortality and expense risk charge.

Transfers

You may transfer all or any part of your Account Value among the Variable Account Options and the GROs, subject to our transfer restrictions:

•                  The amount transferred must be at least $250 or, if less, the entire amount in the Investment Option.

•                  Transfers into a GRO will establish a new GRO for the Guarantee Period you choose at the then-current Guaranteed Interest Rate.

•                  Transfers out of a GRO more than 30 days before the end of the Guarantee period are subject to an adjustment of the value called an MVA.  See Part 3.

•                  Transfers into and out of the GLIA Investment Options are restricted.  See Part 6.

You may reallocate some or all of your Account Value invested in the Variable Account Options and the GROs at one time and this will count as one transfer.

You have 12 free transfers during a Contract Year.  Then we charge $20 for each additional transfer during that Contract Year.  See Part 4, section titled “Transfer Charge.”

You may request a transfer by writing to our Administrative Office at the address in the Glossary.  Mail sent to any other address may not be in Good Order.  Each request for a transfer must be signed by you and specify:

•              the contract number

•              the amounts to be transferred, and

•              the Investment Options to and from which the amounts are to be transferred.

If one portion of a transfer request involving multiple Investment Options violates our policy or is not in Good Order, the entire transfer request will not be processed.

You may also request transfers through our telephone transfer service using your personal identifiers.  We will honor telephone transfer instructions from any person who provides correct identifying information.  We are not responsible for fraudulent telephone transfers we believe to be genuine according to these procedures.  Accordingly, you bear the risk of loss if unauthorized persons make transfers on your behalf.  You may request telephone transfers from 9:00 a.m. to 5:00 p.m., Eastern Time, on any day we are open for business.

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If we receive your transfer request at our Processing Office before 4:00 p.m. Eastern Time on a Business Day, you will receive the Unit Values for the Variable Account Options as of the close of business on the day you call.  Transfer requests for Variable Account Options received by us at or after 4:00 p.m. Eastern Time (or the close of the New York Stock Exchange, if earlier) on a Business Day or on a day other than a Business Day, will be processed using Unit Values as of the close of business on the next Business Day after the day you call.  We will confirm all transfers in writing.

A transfer request or a reallocation of your Account Value does not change your future allocation or rebalancing allocation on file.  You must provide specific instructions if you wish to change your allocations.

Different rules apply to the GLIA Investment Options.  See Part 6.

Excessive Trading

We reserve the right to limit the number of transfers in any Contract Year or to refuse any transfer request for an owner or certain owners if we are informed by one or more of the Portfolios that the purchase or redemption of shares is to be restricted because of excessive trading, or that a specific transfer or group of transfers is expected to have a detrimental effect on share prices of affected Portfolios.

We reserve the right to modify these restrictions or to adopt new restrictions at any time and in our sole discretion.

We will notify you or your designated representative if your requested transfer is not made.  Current SEC rules preclude us from processing your request at a later date if it is not made when initially requested.  Accordingly, you will need to submit a new transfer request in order to make a transfer that was not made because of these limitations.

Specific Notice Regarding the Use of this Annuity for Market Timing or Frequent Trading

This contract is not designed to serve as a vehicle for frequent trading in response to short-term fluctuations in the stock market.  Any individual or legal entity that intends to engage in stale price arbitrage, utilize market timing practices or make frequent transfers to take advantage of inefficiencies in mutual fund pricing or for any other reason should not purchase this contract.  These abusive or disruptive transfers can have an adverse effect on management of a Portfolio, increase Portfolio expenses and affect Portfolio performance.

The following policies for transfers between Investment Options are designed to protect contract owners from frequent trading activity.  However, we may not be able to detect all frequent trading, and we may not be able to prevent transfers by those we do detect.  As detecting frequent trading and preventing its recurrence is, in many circumstances, a reactive response to improper trading, we cannot guarantee, despite our policies and procedures, that we will detect all frequent trading in our contracts, prevent all frequent trading and prevent all harm caused by frequent trading.

1.                                       Prohibited Transfers.  Under normal market conditions, we will refuse to honor, unless made by first class U.S. mail:

•                        a transfer request into an International or High Yield Variable Account Option (as defined by us) if, within the preceding five Business Days, there was a transfer out of the same Variable Account Option;

•                        a transfer request out of an International or High Yield Variable Account Option if, within the preceding five Business Days, there was a purchase or transfer into the same Variable Account Option.

2.                                       Allowable Transfers Accompanying a Prohibited Transfer.  We cannot honor an otherwise allowable transfer request if it is made at the same time or accompanies a request for a Prohibited Transfer.

3.                                       Notification.  We will notify you if your requested transfer is not made.

4.                                        Suspension or Revocation of Same-Day Transfer Privileges.  You, as owner (or agents acting on your behalf) who engage in market timing or excessive trading, as determined by a Portfolio’s investment

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advisor in its sole discretion, may have their same-day transfer privileges suspended or revoked in accordance with the Portfolio’s policies set forth in its prospectus.

•                        If your same-day transfer privileges are revoked, you will be required to submit all future transfer requests by U.S. mail or overnight delivery service.  Transfer requests made by telephone, Internet fax, same-day mail or courier service will not be accepted.

•                        In addition, if you wish to cancel a transfer request, your cancellation request must also be in writing and received by U.S. mail or overnight delivery service.  The cancellation request will be processed as of the day it is received.

5.                                        20 Investment Option Transfers Permitted.  You may submit 20 Investment Option transfers each Contract Year for each contract by U.S. mail, Internet, telephone request, or fax.

•                        All requests for transfers among your Investment Options in excess of 20 per Contract Year must be submitted by regular U.S. mail or overnight delivery.  Transfer requests made by telephone, Internet, fax, same day mail or courier service will not be accepted, and Internet trading privileges will be suspended.  If you want to cancel a written Investment Option transfer, you must also cancel it in writing by U.S mail or overnight delivery service.  We will process the cancellation request as of the day we receive it.

•                        Upon reaching your next Contract Anniversary, you will again be provided with 20 Investment Option transfers.  Investment Option transfers are non-cumulative and may not be carried over from year to year.

•                     Transfers made under our Dollar Cost Averaging Program, Systematic Transfer Option Program, Customized Asset Rebalancing Program, or other related programs we may offer are not counted toward the 20 Investment Option transfer limitation.  If we or a Portfolio’s investment advisor determine in our sole discretion that you are manipulating these or similar programs to circumvent our transfer policies, however, we may take any action that we deem appropriate to stop this activity.  This could include (but is not limited to) revoking your same-day transfer privileges or your ability to utilize these programs.

Conformity with these policies does not necessarily mean that trading will not be deemed to constitute market timing.  If it is determined by us or by a Portfolio’s investment advisor, in our sole discretion, that you are attempting to engage in improper trading, your same-day transfer privileges may be suspended or revoked.  We will take into consideration any information, data and directives provided to us by the Portfolios’ investment advisors regarding improper trading.

We have entered into agreements with each Portfolio company as required by Rule 22c-2 of the 1940 Act.  The agreements require us to engage in certain monitoring and reporting of trading activity and bind us to implement instructions from the Portfolio if its frequent trading policies are violated or if the Portfolio determines, in its sole discretion, that disruptive trading has occurred.  If we are notified by a Portfolio’s investment advisor that the frequency or size of trades by an individual or group of individuals is disruptive to the management of the Portfolio, and the investment advisor asks us to rescind a previously executed trade or restrict further trading in that Portfolio by the individual or group, we will comply with that request promptly.  We will rescind a trade or impose the Portfolio’s investment advisor’s restriction even if the transactions otherwise conform to our policies.  We do not grant waivers of these policies to particular investors or classes of investors.

We may modify these restrictions at any time in our sole discretion.

Withdrawals

You may make withdrawals as often as you wish.  Each non-systematic withdrawal must be at least $300.  We will take the withdrawal from your Investment Options pro rata, in the same proportion their value bears to your total Account Value.  For example, if your Account Value is divided in equal 25% shares among four Investment

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Options, when you make a withdrawal, 25% of the Account Value will come from each of your four Investment Options.  You can tell us if you want your withdrawal handled differently. For information on systematic withdrawals, see Part 9.

We process withdrawals when we receive your request in Good Order at our Processing Office.  When you take a withdrawal from a Variable Account Option, Units are redeemed at the Unit Value as of the next close of the New York Stock Exchange.

For partial withdrawals, the total amount deducted from your Account Value will include:

•                  the withdrawal amount requested,

•                  plus or minus any MVA that applies (see Part 3, section titled “Market Value Adjustments”),

•                  plus any withdrawal charge that applies (see Part 4, section titled “Withdrawal Charge”).

The net amount you receive will be the amount you requested, less any applicable tax withholding.  Generally, withdrawals you make before you are 59½ years old are subject to a 10% federal tax penalty.  If your contract is part of a tax-favored retirement plan, the plan may limit your withdrawals.  See Part 8.

Withdrawals are attributed to your Account Value in the following order:  (1) any remaining Free Withdrawal Amount; (2) contributions that are no longer subject to a withdrawal charge and have not yet been withdrawn; (3) contributions subject to a withdrawal charge; and (4) any gain, interest, or other amount that is not considered a contribution.  Your investment comes out first, beginning with the oldest contribution first, then next oldest and so on.  Any gain or earnings in your contract come out only after an amount equal to all contributions, and any applicable charges on those contributions, are withdrawn.  Please note, however, that for tax purposes, withdrawals are considered to be gain first.  See Part 8.

Certain Death Benefits and optional benefits are reduced by withdrawals on a proportional basis.  See Part 5, section titled “Death Benefits Paid on Death of Annuitant” and Part 6.

Additional restrictions apply to withdrawals from the GLIA Investment Options.  See Part 6.

Examples of withdrawals and the application of a withdrawal charge are located in Appendix B.

Free Withdrawal Amount

You may take your Free Withdrawal Amount each Contract Year without a withdrawal charge or MVA.

The Free Withdrawal Amount is the greater of:

•                  10% of your Account Value on the date of the withdrawal, minus any previous withdrawals during that Contract Year; or

•                  10% of your Account Value at your most recent Contract Anniversary, minus any previous withdrawals during that Contract Year.  (During your first Contract Year, this amount is 10% of your initial contribution received on the Contract Date.)

If you do not take the Free Withdrawal Amount in any one Contract Year, you cannot add it to the next year’s Free Withdrawal Amount.

Taking your Free Withdrawal Amount will not reduce the total withdrawal charges applicable to your contract.  If you take a withdrawal or surrender the contract, we will assess any applicable withdrawal charge on the amount of your contributions withdrawn, which are not reduced for any Free Withdrawal Amount you have taken.

The Free Withdrawal Amount is available for withdrawal only.  You may not use your Free Withdrawal Amount as a transfer to another annuity or other investment under Section 1035 of the Tax Code or as a trustee-to-trustee transfer of qualified assets.  For more information, see Part 8, section titled “Exchanges and Transfers.”

Assignments

We do not allow assignment of your contract.

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Death Benefit Paid on Death of Annuitant

Unlike some other variable annuities, this contract pays the Death Benefit upon the Annuitant’s death, rather than upon the owner’s death.  (See section titled “Distribution on Death of Owner” for discussion of amount paid on death of owner who is not the Annuitant.) You name the Annuitant’s beneficiary (or beneficiaries).  We will pay a Death Benefit to the Annuitant’s surviving beneficiary if:

•      the Annuitant dies before the Retirement Date, which is any date before the Maximum Retirement Date that you choose to begin taking your Annuity Benefit.

•      (after the Retirement Date, the Death Benefit no longer exists); and

•      there is no contingent Annuitant.

A Death Benefit will not be paid after the Annuitant’s death if there is a contingent Annuitant.  In that case, the contingent Annuitant becomes the new Annuitant under the contract.  The Annuitant and any contingent Annuitants may not be changed once the contract has been issued.

If an Annuitant’s beneficiary does not survive the Annuitant, then the Death Benefit is generally paid to the Annuitant’s estate.

The Annuitant’s beneficiary may elect to take the Death Benefit in one of the following forms:

1.               lump sum — if the beneficiary elects this option, we will automatically pay the lump sum Death Benefit amount into a checking account in the name of the beneficiary, if allowed by state law.  The checking account is an interest-bearing account with no fees.  The beneficiary can access the funds at any time by writing a check.

2.               deferral for up to five years — if the beneficiary elects this option, we will allow the beneficiary to keep the Death Benefit amount invested in the Investment Options available in the current version of the contract for a period of up to five years.  At the end of five years, the entire amount must be paid to the beneficiary.

3.               extending the contract — if the beneficiary elects this option, he or she must choose to receive the Death Benefit either as an immediate annuity or as substantially equal payments over his or her life expectancy.  If payment over the life expectancy is elected, we will allow the beneficiary to keep the Death Benefit amount invested in the Investment Options available under the current version of the contract, to the extent this does not conflict with the Tax Code requirements under which this option is available (primarily section 72(s) of the Tax Code.)  This option is only available if elected within 60 days of the date the beneficiary receives notice of the options.  Distributions must begin within one year from the date of death.

If the beneficiary selects option two or three above, he or she will receive the guaranteed minimum interest rate applied to the Fixed Accounts under the current version of the contract, which may be lower than the guaranteed minimum interest rate applied to the Fixed Accounts in your contract.

If beneficiary is not a human being, the beneficiary must elect either a lump sum or deferral for up to five years.

You may elect to have the Death Benefit paid to the Annuitant’s beneficiary as an Annuity Benefit, in which case the Annuitant’s beneficiary will not have the choices above, but will receive the death benefit in the form you have elected.

You may change the Annuitant’s beneficiary by sending the appropriate form in Good Order to the Administrative Office.  We may limit the number of beneficiaries you can have at one time.

Please consult your financial professional and tax advisor in order to identify your beneficiaries properly so that the Death Benefit is paid to the intended beneficiary, and to structure your contract so that spousal continuation can occur, if that is your intention.  See Appendix D for assistance in structuring your contract.

Death Benefit

For contracts where the Annuitant’s age on the Contract Date is up to and including age 85, the Death Benefit will be the greatest of:

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•                  highest Account Value on any Contract Anniversary before the Annuitant’s 81st birthday, plus any contributions received after that Contract Anniversary, minus a proportional adjustment for any withdrawals (and associated charges) taken after that Contract Anniversary;

•                  total contributions, minus a proportional adjustment for any withdrawals (and associated charges); or

•                  the Account Value on the Death Benefit Date (the Business Day we receive an original certified death certificate and our death claim forms in Good Order, including the beneficiary’s election of form of payment.)

The amount of the Death Benefit is determined on the Death Benefit Date and if an additional amount is required to be paid into the contract, that amount will be invested in the contract on the Death Benefit Date.

Effect of Withdrawals on the Death Benefit if a Proportional Adjustment is Applied

If you take withdrawals from your contract, we will make a proportional adjustment to your Death Benefit.  This means that your Death Benefit will be reduced by the same percentage as your withdrawal bears to your Account Value at the time of withdrawal.  For example:

•                  if your Death Benefit is $100,000, and your current Account Value is $80,000,

•                  and you take a withdrawal of $10,000,

•                  we will reduce your Death Benefit by 12.5% because that is the same percentage that your withdrawal bears to the Account Value at the time of the withdrawal ($10,000 /$80,000);

•                  therefore, your Death Benefit is reduced by $12,500.

Because the Account Value at the time of the withdrawal in this example is less than the Death Benefit, the Death Benefit is decreased by a larger dollar amount than the partial withdrawal amount.  All Death Benefits are reduced proportionally for withdrawals and any charges associated with the withdrawals.

This example is for illustrative purposes only and does not predict results.

Distribution on Death of Owner

When you (as owner) die, and the Annuitant (or contingent Annuitant) is still living, your entire interest in this contract must be distributed to the owner’s beneficiary.  If you are the Annuitant (and no contingent Annuitant is still living), the above section titled “Death Benefit Paid on Death of Annuitant” applies instead of this section.  If you own the contract jointly with your spouse or anyone else, the first death of one of the joint owners will be treated as the death of both owners, and a Distribution on Death to the owner’s beneficiary will be required.  It is not a good idea to own this annuity contract jointly, even with your spouse.  The joint owner is not the owner’s beneficiary.  See Appendix D.

You name the owner’s beneficiary (or beneficiaries).  We will pay the owner’s surviving beneficiary the Distribution on Death.  If an owner’s beneficiary does not survive the owner, then the Distribution on Death of the owner is generally paid to the owner’s estate.

If you, as owner, die on or after the Retirement Date and before the entire interest in the contract has been distributed, then the rest of the annuity must be distributed to the owner’s beneficiary at least as quickly as the method in effect when you died.

If you, as owner, die before the Retirement Date, the Surrender Value will be paid to the owner’s beneficiary in one of the following forms:

1.               lump sum — if the beneficiary elects this option, we will pay the Surrender Value to the beneficiary.

2.               deferral for up to five years — if the beneficiary elects this option, we will allow the beneficiary to keep the Account Value invested in the Investment Options available under the current version of the contract for a period of up to five years.  At the end of five years, the entire Surrender Value must be paid to the beneficiary.

3.               extending the contract — if the beneficiary elects this option, he or she must choose to receive the Surrender Value either as an immediate annuity or as substantially equal payments over his or her life expectancy.  If payment over the life expectancy is elected, we will allow the beneficiary to keep the Account Value invested in the Investment Options available under the current version of the contract, to the extent this does not conflict with the Tax Code requirements under which this option is available

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(primarily section 72(s) of the Tax Code.)  This option is only available if elected within 60 days of the date the beneficiary receives notice of the options.  Distributions must begin within one year from the date of the owner’s death.  Withdrawal charges continue to apply to the withdrawals taken under this option.

If the beneficiary selects option two or three above, he or she will receive the guaranteed minimum interest rate applied to the Fixed Accounts under the current version of the contract, which may be lower than the guaranteed minimum interest rate applied to the Fixed Accounts in your contract.

If the beneficiary is not a human being, the beneficiary must elect either a lump sum or deferral for up to five years.

If your (owner’s) sole beneficiary is your spouse, your surviving spouse may be able to continue the contract (along with its tax-deferred status) in his or her name as the new owner.  See the section below on Spousal Continuation and Appendix D.

You may change the owner’s beneficiary by sending the appropriate form in Good Order to the Administrative Office.  We may limit the number of beneficiaries you can name.  Please consult your financial professional and tax advisor in order to identify your beneficiaries properly so that the Death Benefit is paid to the intended beneficiary, and to structure your contract so that spousal continuation can occur, if that is your intention.

Spousal Continuation

Standard Spousal Continuation

If you (as owner) die, and the Annuitant (or contingent Annuitant) is still living, the Tax Code allows your surviving spouse to continue the annuity contract, along with its tax-deferred status, only if your spouse is named as the owner’s sole beneficiary.  This is standard spousal continuation.  See Appendix D for more information about parties to the contract and spousal continuation.

Enhanced Spousal Continuation

This annuity contract also provides an enhanced type of spousal continuation (Enhanced Spousal Continuation).  The Enhanced Spousal Continuation under this contract is available if you (as owner) die, but only if you have structured your contract as follows:

•                  you are the sole owner and Annuitant;

•                  no contingent Annuitant is named;

•                  no joint owner is named;

•                  your surviving spouse is the owner’s sole beneficiary; and

•                  your surviving spouse is the Annuitant’s sole beneficiary.

Under this Enhanced Spousal Continuation, the continued contract’s Account Value will be the same amount that would have been paid to your surviving spouse if he or she had taken the Death Benefit as a lump sum distribution.  Depending on which is the higher value (see subsection titled “Standard Death Benefit” in section titled “Death Benefit Paid on Death of Annuitant”), the Death Benefit may be equal to the Account Value or higher than the Account Value on the Death Benefit Date.  If the Death Benefit is higher than the Account Value, we will pay the difference and this added value will be invested in the Investment Options you have selected on a pro-rata basis as of the Death Benefit Date.  For example, if the Account Value at death was $100,000, but we would have paid out a Death Benefit of $115,000, the surviving spouse’s contract will continue with a $115,000 Account Value.  The continued contract’s Account Value will never be less than the Account Value.

The surviving spouse continues the contract with its tax deferred earnings and all terms and conditions of the contract continue to apply, including the MVA, except:

•                  withdrawal charges no longer apply; and

•                  we will no longer accept additional contributions.

When the surviving spouse dies, a new Death Benefit, measured from the date of the continued contract, will be paid to the beneficiary named by the surviving spouse.

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Under either type of spousal continuation:

•                  if the surviving spouse is under 59½, the 10% federal tax penalty for early withdrawal may apply if withdrawals are taken;

•                  certain Investment Options or administrative programs may not be available on the continued contract; and

•                  we may make changes to continued contracts that are permitted by law.

See Appendix D for more information about parties to the contract and spousal continuation.

Federal Tax Advantages of Spousal Continuation Not Available to Same Sex Spouses

The Federal Defense of Marriage Act provides that same sex spouses are not considered married under federal law.  Therefore, the favorable tax treatment provided by the Tax Code to a surviving spouse of an annuity owner is not available to a surviving same sex spouse.  If the state where this contract is issued recognizes same sex marriages, the Enhanced Spousal Continuation described in the contract is available to the surviving same sex spouse; however, the favorable tax treatment provided by the Tax Code will not apply and the transfer of ownership will be a taxable event.

Death Claims

A death claim must be filed to receive either the Death Benefit on the death of the Annuitant or a distribution of the Surrender Value on the death of owner.   A death claim will be effective on the Business Day we receive due proof of death of either the owner or Annuitant.  To process the death claim, we must receive an original, certified death certificate and Company death claim paperwork in Good Order, including the beneficiary’s election.  During the period from the date of death until we receive all required paperwork in Good Order, the Account Value will remain invested in the Investment Options you chose, will continue to reflect the investment performance of any Variable Account Options during this period and will be subject to market fluctuations.  Fees and expenses will continue to apply.  All automated transactions will stop when we receive notice of death.

If there are multiple beneficiaries, after one beneficiary submits death claim paperwork, we will calculate the first beneficiary’s share of the Death Benefit or Distribution on Death and make payment according to the first beneficiary’s election.  The remaining beneficiaries’ share of the Death Benefit or Distribution on Death of owner will remain invested in the Investment Options and investment in the Variable Account Options remains subject to market fluctuations.

Maximum Retirement Date and Annuity Benefit

Your Annuity Benefit is available anytime up until the Annuitant’s 100th birthday.  This is referred to as the Maximum Retirement Date.  You may elect your Annuity Benefit by writing to the Administrative Office any time before the Maximum Retirement Date.

Upon the Maximum Retirement Date, you may elect to receive a lump sum of your Surrender Value, or you may elect an Annuity Benefit.  The amount applied toward the purchase of an Annuity Benefit will be the Adjusted Account Value, less any pro-rata annual administrative charge, and applicable state premium tax.  However, the Surrender Value will be the amount applied if the Annuity Benefit does not have a life contingency and either (i) the term is less than five years, or (ii) the annuity can be changed to a lump sum payment without a withdrawal charge.

Once an Annuity Benefit is elected, you will no longer have an Account Value, Surrender Value, Death Benefit or other accessible cash value.  When the contract value is applied toward the purchase of an Annuity Benefit, it is converted into a stream of income payments.   The Annuity Benefit provides regular fixed payments, which may be made monthly, quarterly, semi-annually or annually.  You cannot change or redeem the annuity once payments have begun.  For any annuity, the minimum periodic payment must be at least $100.

We currently offer the following types of annuity payout options, funded through our General Account:

•                  life and 10-year certain annuity, which provides a fixed life income annuity with 10 years of payments

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guaranteed.  If the Annuitant dies before the end of the 10 year period, the Annuitant’s beneficiary will receive the remaining periodic payments.

•                  period certain annuity, which provides for fixed payments for a fixed period.  The fixed periods available may vary from time to time and the fixed period selected may not extend past your 100th birthday. The payment amount is determined by the period you select.  If the Annuitant dies before the end of the period selected, the Annuitant’s beneficiary will receive the remaining periodic payments.

•                  life and period certain annuity (other than 10 years), which provides for fixed payments for at least the period selected and after that for the life of the Annuitant or the lives of the Annuitant and any joint Annuitant under a joint and survivor annuity.  The fixed periods available may vary from time to time.  If the Annuitant (or the Annuitant and the joint Annuitant under a joint and survivor annuity) dies before the period selected ends, the remaining periodic payments will go to the Annuitant’s beneficiary.

•                  life only annuity, which provides fixed payments for the life of the Annuitant, or until the Annuitant and joint Annuitant both die under a joint and survivor annuity. Once the Annuitant (or last joint Annuitant) dies, no further payments will be made and no value remains for any beneficiaries.

If you have not already selected a form of Annuity Benefit, we will contact you prior to your Maximum Retirement Date.  You can tell us at that time the type of Annuity Benefit you want.  If we do not receive your election on or before your Maximum Retirement Date, you will automatically receive a life and 10-year certain Annuity Benefit option.

You may not apply a portion of your Account Value to an Annuity Benefit.

Annuity Benefit Payments

The amount of your Annuity Benefit is based on the option you choose, the annuity rates applied and, in the case of a life contingent annuity option, on the Annuitant’s age and gender.  Gender may not be a factor under some tax-favored retirement programs, and under certain state laws where gender-neutral rates apply.

If the age or gender of an Annuitant has been misstated, any benefits will be those that would have been purchased at the correct age and gender.  Any overpayments or underpayments made by us will be charged or credited with interest at the rate required by your state.  If we have made overpayments because of incorrect information about age or gender, we will deduct the overpayment from the next payment or payments due.  We will add underpayments to the next payment.

Timing of Payment

We normally apply your Adjusted Account Value to the purchase of an Annuity Benefit, or send you partial or total withdrawals, within seven days after receipt of the required form at our Administrative Office.  However, we can defer our action as to Account Value allocated to the Variable Account Options for any period during which:

(1)          the New York Stock Exchange has been closed or trading on it is restricted;

(2)         an emergency exists as determined by the SEC so that disposal of securities is not reasonably practicable or it is not reasonably practicable for the Separate Account fairly to determine the value of its net assets; or

(3)          the SEC, by order, permits us to defer action in order to protect persons with interests in the Separate Account.

How You Make Requests and Give Instructions

When you write to our Administrative Office, use the address listed in the glossary of this prospectus.  We cannot honor your requests unless they are in Good Order.  Whenever possible, use one of our printed forms, which may be obtained from our Administrative Office.

Part 6 - Optional Benefits

You may purchase one of the Riders offered with this contract, which provide optional benefits for an additional

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cost.  The Riders may only be elected at the time of application and will replace or supplement the standard contract benefits.  Charges for the optional benefit Riders are in addition to the standard contract charges.  Be sure you understand the charges.  Carefully consider whether you need the benefit and whether it is appropriate for your particular circumstances.  Also consider whether you can buy the benefit more cheaply as part of the variable annuity or with a separate contract.

Guaranteed Lifetime Income Advantage Rider (GLIA) - an optional benefit that guarantees lifetime payments will be available for withdrawal.

Guaranteed Lifetime Income Advantage (GLIA), which is a guaranteed lifetime withdrawal benefit, is an optional Rider you may purchase for an additional charge.  You may select the Individual GLIA Rider or the Spousal GLIA Rider.  The GLIA Rider guarantees lifetime payments for you (or you and your spouse if you elect the Spousal GLIA Rider) regardless of how your investments perform, as long as the Rider is in effect.  If you take Nonguaranteed Withdrawals, as explained below, your lifetime payments will decrease and the Rider may terminate.

Lifetime Payout Amount (LPA)

The amount you can receive each Contract Year for your lifetime (or for as long as either you or your spouse is alive if you elect the Spousal GLIA Rider) is called the LPA.  The LPA is first determined and available to you when you take your first withdrawal on or after the Age 60 Contract Anniversary.

The Age 60 Contract Anniversary is the first Contract Anniversary on or after you reach age 60.  For the Spousal GLIA, it is the Contract Anniversary on or after the younger of you and your spouse reaches age 60.

Your LPA is always equal to your Payment Base multiplied by your Withdrawal Percentage.  Your Payment Base may change but your Withdrawal Percentage is locked in at the time of your first withdrawal on or after the Age 60 Contract Anniversary and varies depending on your age at that time.

Age of (younger) Annuitant at Time of First Withdrawal	Withdrawal Percentage
60-64	4.00%
65-69	4.50%
70-74	5.00%
75-79	5.50%
80 and above	6.50%

The LPA is not cumulative.  If you withdraw less than the LPA in any Contract Year, you cannot carry over or add the remaining LPA to withdrawals made in future years.

Payment Base

Your Payment Base will always be the larger of your Bonus Base or your Step-Up Base.

Your Bonus Base (until a Bonus is applied) is:

1)                                      the Account Value on the date you purchase the GLIA Rider; plus

2)                                      additional Contributions; less

3)                                      Adjusted Nonguaranteed Withdrawals.

After a Bonus is applied (but before a subsequent Bonus), your Bonus Base is:

1)                                      the Bonus Base immediately before the Bonus is applied; plus

2)                                      the Bonus amount (see “Bonus” section below); plus

3)                                      additional Contributions received after the date of the Bonus; less

4)                                      Adjusted Nonguaranteed Withdrawals taken after the date of the Bonus.

Your Step-Up Base (until a Step-Up is applied) is:

1)                                      the Account Value on the date you purchase the GLIA Rider; plus

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2)                                      additional Contributions; less

3)                                      Adjusted Nonguaranteed Withdrawals.

On the last day of each Contract Year, we will compare your Account Value to your Step-Up Base.  If your Account Value is greater than the Step-Up Base, we will increase or “step up” the Step-Up Base to equal the Account Value.  The amount of the increase is your Step-Up amount.

After a Step-Up is applied (but before a subsequent Step-Up), the Step-Up Base is:

1)                                      the Step-Up Base immediately before the Step-Up is applied; plus

2)                                      the Step-Up amount; plus

3)                                      additional Contributions received after the date of the Step-Up; less

4)                                      Adjusted Nonguaranteed Withdrawals taken after the date of the Step-Up.

Effect of Withdrawals

Before the Age 60 Contract Anniversary, all withdrawals are Nonguaranteed Withdrawals and will reduce your Bonus Base and Step-Up Base (and therefore your Payment Base) by the Adjusted Nonguaranteed Withdrawal amount including withdrawal charges, if any.

After the Age 60 Contract Anniversary, withdrawals do not reduce your Bonus Base or Step-Up Base, as long as your total withdrawals in any Contract Year are not more than your LPA.  However, if you withdraw more than your LPA in any Contract Year, the amount which exceeds your LPA (including any withdrawal charges) is a Nonguaranteed Withdrawal.

Each time you make a Nonguaranteed Withdrawal, we will reduce your Bonus Base and Step-Up Base (and therefore your Payment Base) by the Adjusted Nonguaranteed Withdrawal amount.  The Adjusted Nonguaranteed Withdrawal amount is the amount of the Nonguaranteed Withdrawal (which includes any withdrawal charges) multiplied by the greater of:

•                  1.0; or

•                  Payment Base divided by Account Value, where both values are determined immediately before the Nonguaranteed Withdrawal.  If the withdrawal includes all or a portion of your LPA, the Account Value will be reduced by such portion prior to this calculation.

If your Payment Base is more than your Account Value when you take a Nonguaranteed Withdrawal, your Payment Base will be reduced by more than the amount of your Nonguaranteed Withdrawal.  Here is an example assuming you take the withdrawal prior to your Age 60 Contract Anniversary and no withdrawal charges apply:

•                  Your Account Value is $75,000 and your Payment Base is $100,000

•                  You take a Nonguaranteed Withdrawal in the amount of $5,000

•                  Your Account Value will be reduced by $5,000, and your Payment Base will be reduced by $6,667

Other Important Facts about Withdrawals:

•                  You will not receive the intended benefit of this Rider if you take Nonguaranteed Withdrawals.  Nonguaranteed Withdrawals can have a significant negative effect on your Payment Base and LPA.

•                  Withdrawal charges may apply.  If you withdraw more than your Free Withdrawal amount (10% of the Account Value in any Contract Year) but the withdrawal does not exceed your LPA, any applicable withdrawal charges will be waived.  If you withdraw more than the Free Withdrawal amount and the withdrawal results in a Nonguaranteed Withdrawal, withdrawal charges, if any, will be applied.  See Part 4, section titled “Withdrawal Charge” and Part 5, section titled “Withdrawals.”

•                  Withdrawals must be taken pro-rata from your Investment Options.  You cannot make a Withdrawal from specific Investment Options.

•                  The Payment Base is not available for withdrawal.

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•                  The taxable portion of your withdrawals is taxed as ordinary income.  You may be subject to a 10% tax penalty if you are under 59½ at the time of the withdrawal.

Annual Processing Date

The Annual Processing Date is the close of business the last day of each Contract Year.  If a withdrawal is taken on an Annual Processing Date, we will process the withdrawal first.  We will then reduce your Account Value by the Annual Administrative Charge, if applicable.  See Part 4, section titled “Annual Administrative Charge.”  We will also deduct any quarterly charges that may apply and be due on that day.  We will then calculate Bonuses and Step-Ups, if any.  If the Annual Processing Date is not a Business Day, the Account Value for the purpose of the Step-Up is determined on the next Business Day after the Annual Processing Date.

Bonus

The Bonus amount is equal to your Bonus Percentage multiplied by the sum of all contributions minus your Bonus Percentage multiplied by the sum of all withdrawals (including withdrawal charges if any.)  Your Bonus Percentage is determined by your age (or the age of the younger of you and your spouse if you elect the Spousal GLIA Rider) at the time each Bonus is calculated.

Age of (younger) Annuitant at Time of Bonus Calculation	Bonus Percentage
64 or below	4.00%
65-69	4.50%
70-74	5.00%
75-79	5.50%
80 and above	6.50%

If you do not take any withdrawals in a Contract Year, we will apply the Bonus on the last day of the Contract Year.  If you take a withdrawal during the Contract Year, we will not apply the Bonus.  The Bonus is available during the first 10 Contract Years after the GLIA Rider is purchased.

GLIA Charge

We deduct a charge equal to an annual effective rate of 0.90% for the Individual GLIA Rider and an annual effective rate of 1.15% for the Spousal GLIA Rider.  The 0.90% (or 1.15%) charge is multiplied by the Payment Base as of the last day of each calendar quarter and divided by 4.  We will deduct the charge from your Investment Options in the same proportion that the value of each of the Options bears to the Account Value (pro-rata).  This charge decreases your Account Value dollar-for-dollar, but does not decrease your Payment Base.

If the GLIA Rider takes effect or terminates on any day other than the first day of the quarter, we will deduct a proportional share of the charge for the part of the quarter the Rider was in effect.

We reserve the right to increase the annual charge for the Individual GLIA Rider up to a maximum of 1.20%, and the annual charge for the Spousal GLIA Rider up to a maximum of 1.60%.  If we do increase the charge, we will give you prior written notice of the increase and an opportunity to reject the increase.  If you do not reject the increase in writing, the annual charge for your GLIA Rider will increase and you will continue to receive Step-Ups under the terms of the Rider.

If you reject the increase by giving us written notice, your charge will remain the same, but you will not receive any Step-Ups after the effective date of the increase.  Your decision to reject an increase is permanent and once an increase is rejected, you will no longer be eligible to receive notice of or accept additional charge increases and will not receive additional Step-Ups.

GLIA Investment Strategies

If you elect to purchase the GLIA Rider, you must invest 100% of your Account Value at all times in only one of the four GLIA Investment Strategies described below.  (Note that the Investment Options available in

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the GLIA Investment Strategies are also available without the Rider.)  All GLIA Investment Options are Variable Account Options; no Fixed Accounts are available with the GLIA Rider.

GLIA Investment Strategy 1 — You may select one or more of the three Investment Options, as long as your allocations add up to 100% and do not exceed the percentage indicated for any particular Investment Option.

Touchstone VST Conservative ETF Portfolio	Touchstone VST Moderate ETF Portfolio	Touchstone VST Aggressive ETF Portfolio
0 — 100%	0 – 100%	0 - 50%

GLIA Investment Strategy 2 — You may select one or more of the four Portfolios, as long as your allocations add up to 100%.

Fidelity VIP Freedom 2010 Portfolio	Fidelity VIP Freedom 2015 Portfolio	Fidelity VIP Freedom 2020 Portfolio	Fidelity VIP Freedom 2025 Portfolio

GLIA Investment Strategy 3 — You may allocate your investment as follows:

Touchstone VST Moderate ETF Portfolio	Rydex VT Alternative Strategies Allocation Fund
90%	10%

GLIA Investment Strategy 4 — You may select one or more of the Investment Options in one or more columns, as long as your allocations add up to 100% and are within the minimum and maximum allocation percentages indicated for each column.

Minimum Allocation 30% Maximum Allocation 60%	Minimum Allocation 40% Maximum Allocation 70%	Maximum Allocation 20%	Maximum Allocation 10%
Fixed Income	Core Equity	Non Core Equity	Alternative
Fidelity VIP Investment Grade Bond	BlackRock Capital Appreciation V.I.	Columbia Variable Portfolio - Small Cap Value	Morgan Stanley UIF U.S. Real Estate
PIMCO VIT Total Return	Fidelity VIP Asset Manager	DWS Small Cap Index VIP	PIMCO VIT All Asset
Touchstone VST Core Bond	Fidelity VIP Balanced	Fidelity VIP Disciplined Small Cap	PIMCO VIT Commodity RealReturn Strategy
	Fidelity VIP Contrafund	Fidelity VIP Mid Cap	Rydex|SGI VT Alternative Strategies Allocation
	Fidelity VIP Equity-Income	FTVIPT Franklin Small Cap Value Securities	Rydex|SGI VT Managed Futures Strategy
	Fidelity VIP Growth	Invesco Van Kampen V.I. Capital Growth	Rydex|SGI VT U.S. Long Short Momentum
	Fidelity VIP Index 500	Touchstone VST Baron Small Cap Growth	High Yield
	FTVIPT Franklin Growth and Income Securities	Touchstone VST Mid Cap Growth	Fidelity VIP High Income
	FTVIPT Franklin Large Cap Growth Securities	Touchstone VST Third Avenue Value	FTVIPT Franklin Income Securities
	FTVIPT Mutual Shares Securities	International	Touchstone VST High Yield
	Invesco Van Kampen V.I. Comstock	BlackRock Global Allocation V.I.	Short Duration
	Invesco Van Kampen V.I. Mid	Fidelity VIP Overseas	PIMCO VIT Low Duration

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Cap Value
Touchstone VST Aggressive ETF	FTVIPT Templeton Foreign Securities	PIMCO VIT Real Return
Touchstone VST Conservative ETF	FTVIPT Templeton Growth Securities	Touchstone VST Money Market
Touchstone VST Enhanced ETF	Invesco V.I. International Growth
Touchstone VST Large Cap Core Equity	Morgan Stanley UIF Emerging Markets Debt
Touchstone VST Moderate ETF	Morgan Stanley UIF Emerging Markets Equity

For more information regarding these Investment Options, including information relating to their investment objectives and policies, and the risks of investing, see Part 3 of this prospectus, as well as the underlying Portfolio prospectuses.  You can obtain a copy of the Portfolio prospectuses by contacting the Administrative Office.  You should read the Portfolio prospectuses carefully before investing.

Subject to required approvals by federal and state authorities, we reserve the right to add, close, eliminate or substitute the GLIA Investment Strategies, the Investment Options or the underlying Portfolios at any time.

Transfer and Allocation Restrictions

The following limitations apply to your allocations and transfers among the Investment Strategies and the GLIA Investment Options.

•                  Only one investment allocation may be in place at any time.  This allocation applies to all current and future contributions and automatic rebalancing.

•                  Transfers may only be accomplished by making an allocation change.

•                  You can change your allocation among the Investment Options within a GLIA Investment Strategy or you can move 100% of your investment from one GLIA Investment Strategy to another GLIA Investment Strategy.

•                  Your first allocation change is allowed 90 days after the Contract Date.  Each allocation change starts a 90-day waiting period before you can make another.

•                  We will automatically rebalance your Investment Options each contract quarter.  The reallocation resulting from automatic rebalancing does not trigger a 90-day waiting period.

•                 You cannot change your allocation between the Investment Options within GLIA Investment Strategy 3.  It is a fixed allocation.

Contribution Limits

•      Your initial contribution must be at least $25,000 but not more than $1,000,000 if you are 75 or younger ($500,000 if you are 76 or older), without our prior approval.

•      Each additional contribution must be at least $1,000.

•      You cannot make additional contributions after the older Annuitant’s 80th birthday or during the Guaranteed Payment Phase.

•      Your total contributions cannot be more than $1 million if you are 75 or younger ($500,000 if you are 76 or older), without our prior approval.

We reserve the right to refuse to accept additional contributions (on a nondiscriminatory basis) at any time to the extent permitted by law.

Withdrawal Protection for Required Minimum Distributions

If you have a tax-qualified annuity contract (such as an IRA), you may need to withdraw money from this annuity contract in order to satisfy IRS required minimum distributions (RMDs) after you turn 70½.

We will calculate the RMDs with respect to this annuity contract based on the prior calendar year-end fair market value of this annuity contract only.  We do not take into account your other assets or distributions in making this calculation.

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Each contract year, you may take the greater of your LPA or your RMD from your GLIA Rider without causing a Nonguaranteed Withdrawal.  The RMD protected from being a Nonguaranteed Withdrawal is limited to the amount for this contract only.  In addition, timing of the withdrawals may be restricted.  We will notify you during the year of the amount you may take (Maximum Amount), and when you may take the Maximum Amount so you can satisfy your RMD obligations without inadvertently taking a Nonguaranteed Withdrawal.  If you take withdrawals that exceed your Maximum Amount or if you do not honor the timing restrictions, any withdrawals greater than LPA will be treated as Nonguaranteed Withdrawals.  See “Effect of Withdrawals” section, above.

You must take your first annual RMD in the calendar year you turn age 70½.  We reserve the right to make any changes we deem necessary to comply with the tax laws.  You should discuss these matters with your tax advisor prior to electing the GLIA Rider.

Guaranteed Payment Phase

The Guaranteed Payment Phase begins on the date the Account Value decreases to zero, but the Payment Base is more than zero.  During this phase, you will receive automatic payments each Contract Year equal to the LPA on the date of the first payment.

Once the Guaranteed Payment Phase begins, all other rights, benefits, values and charges under the contract, the GLIA Rider and any other Riders, will terminate, except those described in this section and in the “Termination” section below.  We will send you a written notice when the annuity contract enters the Guaranteed Payment Phase.

The payments will continue for your lifetime (or as long as either you or your spouse is alive if you elect the Spousal GLIA Rider).  The Guaranteed Payment Phase will end if the Rider terminates.  See “Cancellation and Termination of Rider” section below.

Contract Structure

While this Rider is in effect:

1.               You must be the Owner and primary Annuitant.  (You may be the beneficial owner through a custodial account.)

2.               Joint Owners are not allowed.

3.               Contingent Annuitants have no effect.

If the Spousal GLIA Rider is elected, in addition to numbers 1-3 above:

4.               You must name your spouse as the spousal Annuitant.

5.               You must name your spouse as the Owner’s Sole Beneficiary and the Annuitant’s Sole Beneficiary.

6.               We will only accept a legal spouse as defined under the federal Defense of Marriage Act (1 U.S.C. §7), which means one spouse of the opposite sex.  Where required by state law, the definition of spouse may be expanded to include a civil union partner or same sex spouse; however, the surviving partner of a civil union or same sex spouse is not afforded the benefits of a surviving spouse beneficiary under Tax Code section 72(s) and will incur a taxable event upon the death of his or her partner.

7.               If you and your spouse are more than 10 years apart in age, the Spousal GLIA Rider is probably not suitable for you.

Removal of Spousal Annuitant

You may remove a Spousal Annuitant as a party, but you cannot add or change a Spousal Annuitant.

We will not reduce the Rider charge if you remove a spouse.  The Spousal Annuitant is automatically removed upon a divorce or other legal termination of your marriage.  Once the Spousal Annuitant is removed, lifetime withdrawals under the Spousal GLIA Rider are no longer guaranteed for the lives of both you and your spouse.  You must provide us with notice of the divorce or termination of marriage.  If a spouse is removed, you can name new Owner’s Beneficiaries and Annuitant’s Beneficiaries.

•                  If the Spousal Annuitant is removed, the Rider charge will not be reduced.

•                  If the Spousal Annuitant is removed before the LPA has been established, the LPA will be based on your age at the time of your first withdrawal on or after your Age 60 Contract Anniversary and any Bonus calculations that occur after your spouse is removed will be calculated using your age.

•                  If the Spousal Annuitant is removed after the LPA has been established, the LPA will not be recalculated and any Bonus will be calculated using the age of the younger of either you or your (now removed) spouse.

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Cancellation and Termination of Rider

You may cancel the Rider after it has been in effect for five Contract Years.  After the fifth Contract Year, you will have a 45-day window following each Contract Anniversary to cancel your Rider.

This Rider will terminate automatically on the earliest of the following dates:

1.               The date you die (or survivor of you and your spouse dies if you elect the Spousal GLIA Rider);

2.               The date the Payment Base equals zero;

3.               The date a Nonguaranteed Withdrawal reduces the Account Value to zero;

4.               The date before the Age 60 Contract Anniversary that the Account Value equals zero;

5.               The date that you transfer ownership of the contract;

6.               The date you assign the contract or any benefits under the contract or Rider;

7.               The date a Death Benefit is elected under the contract;

8.               On the Maximum Retirement Date, unless you elect to receive your LPA under an Annuity Benefit;

9.               The date you elect an Annuity Benefit under the contract;

10.         The date you cancel this Rider;

11.         The date the contract ends.

Once cancelled or terminated, this Rider may not be reinstated.

Additional Restrictions

The following additional restrictions apply to your annuity contract if you elect the GLIA Rider:

•                  You (or the older of you and your spouse if you elect the Spousal GLIA Rider) must be between 50 and 80 years old on the date you elect the Rider.

•                  The Guaranteed Rate Options and Systematic Transfer Option are not available.

•                  Systematic Transfer Program is not available.

•                  Dollar Cost Averaging is not available.

•                  Choices Plus Required Minimum Distribution Program is not available.

•                  Systematic Contribution Program is not available.

•                  The Enhanced Earnings Benefit is not available.

The addition of the GLIA Rider to your annuity contract may not always be in your best interest.  For example: (i) if you are purchasing the GLIA to meet income needs, you should consider whether an immediate annuity is better suited to your situation; (ii) if you are primarily seeking long-term asset growth and do not plan to take withdrawals until more than ten years after you purchase the Rider, the benefit of the GLIA Rider may not justify its cost; (iii) if you do not expect to take withdrawals while this Rider is in effect, you do not need the GLIA rider because the benefit is accessed through withdrawals; or (iv) if you are likely to need to take withdrawals prior to the LPA being available or in an amount that is greater than the LPA, you should carefully evaluate whether the GLIA Rider is appropriate, due to the negative effect of Nonguaranteed Withdrawals on your Rider values.  You should consult with your tax and financial advisors and carefully consider your alternatives before deciding if the GLIA Rider is suitable for your needs.

Examples

Please see Appendix E for hypothetical examples that illustrate how the GLIA Rider works.

Enhanced Earnings Benefit Rider (EEB)

The EEB is an optional benefit Rider, which you may purchase for an additional fee.  The EEB Rider provides an enhancement of the standard Death Benefit under the contract, specifically a percentage of the gain in the contract is paid in addition to the standard Death Benefit.  If there is a gain in the contract when we calculate the Death Benefit, we will pay an amount equal to a portion of the gain as an additional Death Benefit.  The EEB Rider is not available on contracts issued in Washington.

Gain is calculated by taking your Account Value on the Business Day we receive due proof of death and the beneficiaries election in Good Order, minus contributions adjusted for partial withdrawals.  If the resulting value is less than zero, then gain will be set equal to zero for purposes of this Death Benefit calculation.

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The cost of the EEB and the percentage of gain paid depend on the Annuitant’s age on the Contract Date.  We will assess the cost of the EEB at the end of each calendar quarter by multiplying your Account Value by the annual effective rate as indicated in the chart below and dividing by 4.

Annuitant Age on the Contract Date	Benefit Paid	Charge at Annual Effective Rate (fees are assessed quarterly)
59 or less	40% of Gain	0.20%
60-69	40% of Gain	0.40%
70-79	25% of Gain	0.50%
80 or more	Not Available	Not Available

The maximum available benefit is 150% of your contributions less 150% of your withdrawals (including any withdrawal charges).  Contributions received in the first seven Contract Years will be included for purposes of calculating the maximum benefit.  Contributions received after the seventh Contract Anniversary will not be included in calculating the maximum benefit until they have been in the contract for six months.

If there is no gain or if a Death Benefit (which is paid on the death of the Annuitant) is not paid, the EEB will provide no benefit.  Contributions received from exchanged contracts shall be treated as contributions for purposes of the EEB and determination of the percentage of gain paid.  Any gain in the exchanged contract will not be carried over to the new contract for purposes of calculating the EEB.  It will be carried over for purposes of income tax or exclusion allowance calculations.

Please see Appendix E for hypothetical examples that illustrate how the EEB Rider works.

The EEB automatically terminates if you surrender the contract or elect an Annuity Benefit.  If the GLIA is selected, the EEB is not available.

Based on our current interpretation of the tax law, the additional benefit provided by the EEB will be treated as earnings under the contract and taxed as income upon distribution.  You should consult your tax advisor and your investment professional to determine if the EEB is suitable for your needs.

A special note if you are purchasing this annuity for use as an IRA:  If you are purchasing this contract as an IRA and are electing the EEB there is no assurance that the contract will meet the qualification requirements for an IRA.  You should carefully consider selecting the EEB if this contract is an IRA.  Consult your tax or legal advisor if you are considering using the EEB with an IRA.  The contract owner bears the risk of any adverse tax consequences.

Part 7 - Voting Rights

How Portfolio Shares Are Voted

Integrity is the legal owner of the shares of the Portfolios held by the Separate Account and, as such, has the right to vote on certain matters.  Among other things, we may vote to elect a Portfolio’s Board of Directors, to ratify the selection of independent auditors for a Portfolio, and on any other matters described in a Portfolio’s current prospectus or requiring a vote by shareholders under the 1940 Act.

Whenever a shareholder vote is taken, we give you the opportunity to tell us how to vote the number of shares purchased as a result of contributions to your contract.  We will send you Portfolio proxy materials and a form for giving us voting instructions.

If we do not receive instructions in time from all owners, we will vote shares in a Portfolio for which we have not received instructions in the same proportion as we vote shares for which we have received instructions.  As a result of this proportional voting, the vote of a small number of contract owners may determine the outcome of a proposal.  Under eligible deferred compensation plans and certain qualified plans, your voting instructions must be sent to us indirectly, through your employer, but we are not responsible for any failure by your employer to ask for your instructions or to tell us what your instructions are.  We will vote any Portfolio shares that we are

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entitled to vote directly, because of amounts we have accumulated in our Separate Account, in the same proportion that other owners vote.  If the federal securities laws or regulations or interpretations of them change so that we are permitted to vote shares of the Portfolios in our own right or to restrict owner voting, we may do so.

If shares of the Portfolios are sold to separate accounts of other insurance companies, the shares voted by those companies in accordance with instructions received from their contract holders will dilute the effect of voting instructions received by us from our owners.

How We Determine Your Voting Shares

You vote only on matters concerning the Portfolios which correspond to the Variable Account Options in which your contributions are invested on the record date set by the Portfolio’s Board of Directors.  We determine the number of Portfolio shares in each Variable Account Option under your contract by dividing the amount of your Account Value allocated to that Variable Account Option by the net asset value of one share of the corresponding Portfolio as of the record date set by a Portfolio’s Board for its shareholders’ meeting.  We count fractional shares.  The record date for this purpose cannot be more than 60 days before the shareholders’ meeting.  All Portfolio shares are entitled to one vote; fractional shares have fractional votes.

Part 8 - Tax Aspects of the Contract

Introduction

The effect of federal income taxes on your annuity contract values, withdrawals and Annuity Benefit payments varies depending on many factors including:

•                  our tax status

•                  the tax status of the contract

•                  the type of retirement plan, if any, for which the contract is purchased

•                  the tax and employment status of the persons receiving payments

The following discussion of the federal income tax treatment of an annuity contract is not designed to cover all situations and is not intended to be tax advice.  It is based upon our understanding of the present federal income tax laws as currently interpreted by the Internal Revenue Service (IRS) and various courts.  The IRS or the courts may change their views on the treatment of these contracts.  Future legislation may have a negative effect on annuity contracts.  Also, we have not attempted to consider the effect of any applicable state or other tax laws.

Tax laws are complex and they differ depending on whether you own a Qualified or Nonqualified Annuity.  It is important to remember that tax results vary depending on your particular circumstances.  If you are considering buying an annuity contract, making a withdrawal from an annuity contract or selecting an Annuity Benefit, you should consult a qualified tax advisor about your individual situation.  Integrity does not provide tax advice or guarantee the federal, state, or local tax status of any contract or any tax treatment of any transaction involving its contracts.

Your Contract is an Annuity

•                  You can purchase a Nonqualified Annuity with after-tax dollars.  Taxes on earnings under the Nonqualified Annuity are generally deferred until you make a withdrawal.

•                  You can purchase a Qualified Annuity with after-tax dollars to fund a Roth IRA.  The earnings under a Roth IRA are generally fully excluded from taxable income at distribution, subject to certain rules and limitations.

•                  You can purchase a Qualified Annuity with pre-tax dollars, such as a traditional IRA, or you can contribute pre-tax dollars to an annuity used to fund a qualified retirement plan, such as a 401(k) plan.  Withdrawals from these annuity contracts are generally fully taxable as ordinary income.

This prospectus discusses the basic federal tax rules that apply to Nonqualified Annuities and touches on a few of the special tax rules that apply to Qualified Annuities.

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Taxation of Annuities Generally

Section 72 of the Tax Code governs the taxation of annuities.  In general, contributions you put into a Nonqualified Annuity (your “basis” or “investment in the contract”) will not be taxed when you receive those amounts back in a distribution.  You are not generally taxed on the annuity’s earnings until some form of withdrawal or distribution is made under the contract.  However, under certain circumstances, the increase in value may be subject to current federal income tax.  For example, corporations, partnerships, and other non-human owners cannot defer tax on the annuity’s earnings unless an exception applies.  In addition, if an owner transfers an annuity as a gift to someone other than a spouse(10) (or to a former spouse under a court order), all increases in its value are taxed at the time of transfer.  The assignment or pledge of any portion of the value of an annuity contract will be treated as a distribution of that portion.

You can take withdrawals from your contract or you can elect an Annuity Benefit.  For a Nonqualified Annuity, the tax implications are different for each type of distribution.

•                  Withdrawals from a contract before Annuity Benefit payments begin are treated as taxable income to the extent of any gain in the contract.  Withdrawals after all the gain is withdrawn represent your investment in the annuity and are not taxable.  Generally, your investment in the contract equals the contributions you make minus any amounts previously withdrawn that were not treated as taxable income.  Special rules may apply if the contract includes contributions made prior to August 14, 1982 that were transferred to the contract as a tax free exchange.

•                    If you elect an Annuity Benefit, part of each payment will be the tax-free return of your investment in the contract, based on a ratio of your investment to the your expected return under the contract (exclusion ratio).  The rest of each payment will be taxed as ordinary income.  That means that part of each annuity payment is tax-free and part is taxable.  When all of these tax-free portions add up to your investment in the contract, all remaining payments are taxed as ordinary income.  If the annuity payments end before the total investment is recovered, a deduction for the remaining basis will generally be allowed on the owner’s final federal income tax return.

We may be required to withhold federal income taxes on all distributions unless the eligible recipients elect not to have any amounts withheld and properly notify us of that election.

You may be subject to a tax penalty of 10% on the taxable portion of a distribution from either a Qualified or Nonqualified Annuity unless one of the following conditions applies:

•                you are 59½ or older

•                payment is a result of the owner’s death

•                payment is a result of the owner becoming disabled within the meaning of Tax Code section 72(m)(7)

•                payment is part of a series of substantially equal periodic payments paid at least annually, where the amount is determined by the life expectancy of the owner or joint life expectancy of the owner and a beneficiary payment is under a qualified funding asset as defined in Section 130(d) of the Tax Code

•                payment is under certain types of qualified plans held by the employer until the employee separates from service

•                payment is under an immediate annuity as defined in Tax Code Section 72(u)(4) (Nonqualified Annuities only)

•                payment is for the purchase of a first home (distribution up to $10,000) (IRA only)

•                payment is for certain higher education expenses (IRA only)

•                payment is for certain deductible medical expenses (IRA only)

•                you have received unemployment compensation under a federal or state program for at least 12 consecutive weeks and the distributions do not exceed the amount paid for health insurance coverage for yourself, your spouse and your dependents (IRA only).

(10)  Under current federal law, spouse means opposite-sex spouse only.

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The IRS will treat all annuity contracts issued by us or our affiliates to one owner during any calendar year as a single contract in measuring the taxable income that results from surrenders and withdrawals under any one of the contracts.

Tax Treatment of Living Benefits

If you elect a GLIA Rider, withdrawals of your Lifetime Payout Amount (LPA) are taxable as income to the extent that the Account Value exceeds your investment in the contract.  Once you have withdrawn all of the gain and then recover the entire investment in your annuity contract, if additional payments are made under the GLIA Rider, those payments are taxable.

Tax-Favored Retirement Programs

An owner can use this annuity with certain types of qualified retirement plans that receive favorable tax treatment under the Tax Code.  Numerous tax rules apply to the participants in qualified retirement plans and to the contracts used in connection with those plans.  These tax rules vary according to the type of plan and the terms and conditions of the plan itself, regardless of the terms and conditions of the contract.  Special rules also apply to the time at which distributions must begin and the form in which the distributions must be paid.  Also, we do not offer loans through our annuity contracts even if the qualified plan allows for them.

Annuities in Qualified Plans

IRAs and qualified retirement plans, such as 401(k) plans, provide you with tax-deferred growth and other tax advantages.  If you are investing in a variable annuity through a qualified retirement plan (such as a 401(k) or IRA), you will get no additional tax advantage from the variable annuity.  Under these circumstances, consider buying a variable annuity only if it makes sense because of the annuity’s other features, such as the Death Benefit, Annuity Benefit or optional Riders.

Required Minimum Distributions (RMDs)

If you have a Qualified Annuity (other than a Roth IRA), you may need to withdraw money from this annuity contract in order to satisfy the RMDs required by the Tax Code after you turn 70½.  We will calculate the RMDs with respect to this annuity contract based on the prior calendar year-end fair market value of this annuity contract only.  We do not take into account your other assets or distributions in making this calculation.  You should discuss these matters with your tax advisor.

If your contract provides an additional benefit, such as an enhanced death benefit or if you have elected the optional GLIA Rider, the fair market value of your contract may increase by the actuarial present value of those benefits.  Therefore, the amount of the RMD you must take may increase.

Failure to comply with the RMD rules applicable to qualified contracts may result in the imposition of an excise tax.  This excise tax generally equals 50% of the amount by which an RMD exceeds the actual distribution from the contract.

Roth IRAs do not require distributions at any time prior to the owner’s death.

Inherited IRAs

The death benefit paid under this contract may be extended as an inherited IRA.  This occurs if, after the death of the owner of an IRA, the owner’s beneficiary directs that the death proceeds be titled as an inherited IRA.  The owner’s beneficiary on the original IRA contract will become the inherited IRA owner and may name his or her own beneficiary in the event of death.

The inherited IRA owner may invest in the Investment Options available under the current version of the contract.  Fees and charges will continue to apply and no additional contribution can be made.  The inherited IRA owner must take RMDs beginning on or before December 31 of the calendar year after the original owner’s death.  If the beneficiary is a spouse and has elected this option, distributions may begin at the end of the calendar year in which the owner would have reached age 70½, if later.

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Exchanges and Transfers

In some circumstances, you may move money tax-free from one annuity to another.  Money can be moved from one Nonqualified Annuity to another under section 1035 of the Tax Code.  This is usually called a “1035 exchange.”  Money can be moved from an IRA or from other qualified plan, such as a 401(k) plan or 403(b) tax sheltered annuity, to another IRA.  This may be done by means of a rollover or a trustee-to-trustee transfer.

Money invested in this annuity contract is not available for exchange under section 1035 of the Tax Code or for a trustee-to-trustee transfer as long as it is subject to a withdrawal charge.  You cannot use your Free Withdrawal Amount as an exchange under section 1035 of the Tax Code or for a trustee-to-trustee transfer.

You cannot roll over from a SIMPLE IRA during the first two years of participation in the SIMPLE IRA and you cannot roll over after-tax contributions that are included in the other plans.

Tax laws are complex and your individual situation is unique.  You should always consult a tax advisor before you move or attempt to move assets from one annuity to another annuity, contract or plan.

Federal and State Income Tax Withholding

We are required to withhold federal income taxes on all distributions from your annuity contract. If you are eligible, you may elect not to have any amounts withheld if you provide notice to us in Good Order.  Also, certain states have indicated that we must apply withholding to payments made to their residents.  Generally, an election out of federal withholding will also be considered an election out of state withholding.

Impact of Taxes on the Company

We may charge the Separate Account for taxes.  We can also set up reserves for taxes.

Transfers Among Investment Options

There will not be any current tax liability if you transfer any part of the Account Value among the Investment Options in your contract.

Part 9 — Additional Information

Systematic Withdrawal Program

We offer a program that allows you to pre-authorize periodic withdrawals from your contract prior to your Retirement Date.  You can choose to have withdrawals made monthly, quarterly, semi-annually or annually and can specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is to be made.  If you do not select how often you want to receive withdrawals, we will make them on a monthly basis.  You may specify a dollar amount or an annual percentage to be withdrawn, such as the Free Withdrawal Amount.  The minimum Systematic Withdrawal is $100.  If you do not have enough Account Value to make the withdrawal you have specified, no withdrawal will be made and your enrollment in the program will end.  You may specify an account for direct deposit of your Systematic Withdrawals.  Direct deposit is required for monthly withdrawals.  Withdrawals under this program are subject to withdrawal charges, if any (see Part 4, section titled “Withdrawal Charge”) and to income tax and a 10% tax penalty if you are under age 59½.  See Part 8.

To enroll in our Systematic Withdrawal Program, send the appropriate form to our Administrative Office.  You may terminate your participation in the program upon prior written notice.  We may terminate or change the Systematic Withdrawal Program at any time.

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Income Plus Withdrawal Program

We offer an Income Plus Withdrawal Program that allows you to pre-authorize substantially equal periodic withdrawals, based on your life expectancy as defined by the Tax Code, from your contract anytime before you reach age 59½.  You will not have to pay a tax penalty for these withdrawals, but they will be subject to ordinary income tax.  See Part 8.  Once you begin receiving your withdrawals under this program, you should not change or stop the withdrawals until the later of:

•                       the date you reach age 59½; and

•                       five years from the date of the first withdrawal under the program.

If you change or stop the withdrawals or take an additional withdrawal, you may have to pay a 10% penalty tax that would have been due on all prior withdrawals made under the Income Plus Withdrawal Program before you reached the date described above, plus interest.

You can choose the Income Plus Withdrawal Program any time before you reach age 59½.  You may choose to have withdrawals made monthly, quarterly, semi-annually or annually and may specify the day of the month (other than the 29th, 30th or 31st) on which the withdrawal is made.  You may specify an account for direct deposit of your withdrawals.  Direct deposit is required for monthly withdrawals.  We will calculate the amount of the withdrawal, subject to a $100 minimum.  We are not responsible for any tax or other liability you may incur if our good faith calculations are not correct.  You should consult with your tax advisor to ensure these withdrawals are appropriate to your situation.

If on any withdrawal date you do not have enough Account Value to make the withdrawal you have specified, no withdrawal will be made and your enrollment in the program will end.

To enroll in our Income Plus Withdrawal Program, send the appropriate form to our Administrative Office.  You may end your participation in the program upon prior written notice. We may terminate or change the Income Plus Withdrawal Program at any time.  This program is not available in connection with the Systematic Withdrawal Program.  Withdrawals under this program are subject to withdrawal charges, if any.  See Part 4, section titled “Withdrawal Charge”.

This program is not available with the GLIA Rider.  See Part 6, section titled “Guaranteed Lifetime Income Advantage Rider.”

Choices Plus Required Minimum Distribution (RMD) Program

We offer a Choices Plus RMD Program that allows you to pre-authorize withdrawals from your Qualified Annuity contract (such as a traditional IRA) after you attain age 70½.  The Tax Code requires that you take minimum distributions from most Qualified Annuity contracts beginning on or before April 1st of the calendar year following the calendar year in which you turn 70½ years old.  These withdrawals are subject to ordinary income tax.  See Part 8.

You can choose the Choices Plus RMD Program at any time if you are age 70½ or older, by sending the election form to our Administrative Office.  You can choose to have withdrawals made monthly, quarterly, semi-annually, or annually and can specify the day of the month (other than the 29th, 30th, or 31st) on which the withdrawal is made.  You may specify an account for direct deposit of your withdrawals.  Direct deposit is required for monthly withdrawals.  We will calculate the amount of the withdrawals using current IRS guidance.  We are not responsible for any tax or other liability you may incur if our good faith calculations are not correct.  You should consult with your tax advisor to ensure these withdrawals are appropriate to your situation.

Withdrawals of Account Value that are made as part of the Choices Plus program are not subject to withdrawal charges or MVAs, as long as you do not take additional withdrawals that would exceed your Free Withdrawal Amount when combined with the RMD amount.  You may end your participation in the program upon prior written notice.  We may terminate or change the Choices Plus RMD Program at any time.

This program is not available with the GLIA Rider.  See Part 6, section titled “Guaranteed Lifetime Income Advantages, Required Minimum Distributions.”

49

Dollar Cost Averaging Program

Dollar cost averaging refers to the practice of investing the same amount in the same Variable Account Option at regular intervals (such as once a month), regardless of market conditions.  Thus, you automatically buy more Units when the price is low and fewer when the price is high.  Over time, you may reduce the risk of buying Units when their cost is highest.  Dollar cost averaging does not assure a profit and does not protect against investment losses.

We offer a Dollar Cost Averaging Program under which we transfer contributions that you have allocated to the Touchstone VST Money Market Fund to one or more other Variable Account Options on a monthly, quarterly, semi-annual or annual basis.  You must tell us how much you want transferred into each Variable Account Option.  The minimum transfer to each Variable Account Option is $250.  We will not charge a transfer charge under our Dollar Cost Averaging Program, and these transfers will not count toward the 12 free transfers you may make in a Contract Year.

To enroll in our Dollar Cost Averaging Program, send the appropriate form to our Administrative Office.  You may terminate your participation in the program upon prior written notice.  We may terminate or change the Dollar Cost Averaging Program at any time.  If you do not have enough Account Value in the Touchstone VST Money Market Fund to transfer to each Variable Account Option specified, no transfer will be made and your enrollment in the program will end.

This program is not available with the GLIA Rider.  See Part 6, section titled “Guaranteed Lifetime Income Advantage Rider.”

Systematic Transfer Program

We also offer a Systematic Transfer Program where we accept new contributions into a Systematic Transfer Option (STO), which is a Fixed Account, and make transfers out of the STO to one or more Variable Account Options on a monthly or quarterly basis.  We will transfer your STO contributions in approximately equal installments of at least $1,000 over either a six-month or a one-year period, depending on the option you select.  If you do not have enough Account Value in the STO to transfer to each Variable Account Option specified, a final transfer will be made on a pro rata basis and your enrollment in the program will end.  All interest accrued and any Account Value remaining in the STO at the end of the period during which transfers are scheduled to be made will be transferred at the end of that period on a pro rata basis to the Variable Account Options you chose for this program.  You cannot transfer Account Value into the STO.

We will not charge a transfer charge under our Systematic Transfer Program, and these transfers will not count toward the 12 free transfers you may make in a Contract Year.  See Part 4, section titled “Transfer Charge.”

To enroll in our Systematic Transfer Program, send the appropriate form to our Administrative Office.  We can end the Systematic Transfer Program in whole or in part, or restrict contributions to the program.  This program may not be currently available in some states.

This program is not available with the GLIA Rider. See Part 6, section titled “Guaranteed Lifetime Income Advantage Rider.”

Customized Asset Rebalancing Program

Asset rebalancing allows you to maintain a diversified investment mix that is appropriate for your goals and risk tolerance.  Because your different Investment Options will experience different gains and losses at different times, your asset allocation may shift from your preferred mix.  Asset rebalancing periodically resets your investments to your original allocations, ensuring that your asset mix stays in line with your investment strategy.

We offer a Customized Asset Rebalancing Program that allows you to establish a rebalancing allocation and determine how often the Account Value in your currently available Variable Account Options will rebalance to that allocation.  You can choose to rebalance monthly, quarterly, semi-annually or annually.

The Account Value in the currently available Variable Account Options will automatically be rebalanced back to your rebalancing allocation percentages by selling all existing Units subject to rebalancing and repurchasing

50

Units according to your rebalancing allocation.  You will receive a confirmation notice after each rebalancing.  Variable Account Options that are closed to new purchases and Fixed Accounts are not included in the Customized Asset Rebalancing Program.

A transfer request or a reallocation of your Account Value does not change your rebalancing allocation.  You must provide specific instructions if you wish to change your rebalancing allocations.  We do not charge a transfer charge for transfers under our Customized Asset Rebalancing Program, and the transfers do not count toward your 12 free transfers.  See Part 4, section titled “Transfer Charge.”

To enroll in our Customized Asset Rebalancing Program, send the appropriate form to our Administrative Office.  Other allocation programs, such as Dollar Cost Averaging, may not work with the Customized Asset Rebalancing Program.  You should, therefore, monitor your use of other programs, as well as transfers and withdrawals, while the Customized Asset Rebalancing Program is in effect.  You may terminate your participation in the program upon prior written notice, and we may end or change the Customized Asset Rebalancing Program at any time.  We recommend you consult with your financial professional when establishing your investment portfolio.

This program is not available with the GLIA Rider.  See Part 6, section titled “Guaranteed Lifetime Income Advantage Rider.”

Systematic Contributions Program

We offer a program for systematic contributions that allows you to pre-authorize monthly, quarterly, or semi-annual withdrawals from your checking account to make your contributions to your annuity contract.  To enroll in this program, send the appropriate form to our Administrative Office.  You or we may end your participation in the program with 30 days’ prior written notice.  We may end your participation if your bank declines to make any payment.  The minimum amount for systematic contributions is $100 per month.

Contributions to the GLIA Investment Options may not be made via the Systematic Contribution Program.  See Part 6, section titled “Guaranteed Lifetime Income Advantage Rider.”

Legal Proceedings

Integrity is a party to litigation and arbitration proceedings in the ordinary course of its business.  None of these matters is expected to have a material adverse effect on Integrity.

If you would like to receive a copy of the Statement of Additional Information, please write:

Administrative Office

Integrity Life Insurance Company

P.O. Box 5720

Cincinnati, OH  45201-5720

ATTN: Request for SAI of Pinnacle V (post 1-1-12)

51

Appendix A

Financial Information for Separate Account I of Integrity (Pinnacle V)

For the Variable Account Options we currently offer, the table below shows the following data for Pinnacle V contracts with a mortality and expense risk charge of 1.55% issued after May 1, 2007: Unit Value at inception; the number of Units outstanding at December 31 of each year since inception; and the Unit Value at the beginning and end of each period since inception.

	2010	2009	2008	2007	2006	Inception Date and Value

BlackRock Capital Appreciation V.I. Fund. Class III (1439)
Unit value at beginning of period	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period						4-29-11

BlackRock Global Allocation V.I. Fund, Class III (1438)
Unit value at beginning of period	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period						4-29-11

Columbia Variable Portfolio — Mid Cap Value Opportunity, Class 1 (1440)(1)
Unit value at beginning of period	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period						4-28-11

Columbia Variable Portfolio — Small Cap Value, Class 2 (1429)
Unit value at beginning of period	$12.50	—	—	—	—	$10.00
Unit value at end of period	$15.56	$12.50
Units outstanding at end of period	8,175	1,302				5-2-09

(1)  Available in contracts purchased before May 1, 2011.

52

	2010	2009	2008	2007	2006	Inception Date and Value

DWS Small Cap Index VIP, Class B (1259)
Unit value at beginning of period	$7.44	$5.98	$9.25	$10.00	—	$10.00
Unit value at end of period	$9.24	$7.44	$5.98	$9.25
Units outstanding at end of period	54,781	56,321	32,714	4,115		5-1-07

Fidelity VIP Asset Manager, Service Class 2 (1232)
Unit value at beginning of period	$9.48	$7.48	$10.68	$10.00	—	$10.00
Unit value at end of period	$10.63	$9.48	$7.48	$10.68
Units outstanding at end of period	22,842	28,276	15,515	4,885		5-1-07

Fidelity VIP Balanced, Service Class 2 (1241)
Unit value at beginning of period	$8.77	$6.44	$9.93	$10.00	—	$10.00
Unit value at end of period	$10.17	$8.77	$6.44	$9.93
Units outstanding at end of period	94,021	50,517	31,487	6,018		5-1-07

Fidelity VIP Contrafund, Service Class 2 (1239)
Unit value at beginning of period	$8.11	$6.08	$10.78	$10.00	—	$10.00
Unit value at end of period	$9.34	$8.11	$6.08	$10.78
Units outstanding at end of period	492,991	323,641	273,175	79,034		5-1-07

Fidelity VIP Disciplined Small Cap, Service Class 2 (1247)
Unit value at beginning of period	$7.07	$5.89	$9.05	$10.00	—	$10.00
Unit value at end of period	$8.70	$7.07	$5.89	$9.05
Units outstanding at end of period	14,355	13,297	2,298	0		5-1-07

Fidelity VIP Equity Income, Service Class 2 (1237)
Unit value at beginning of period	$6.59	$5.15	$9.15	$10.00	—	$10.00
Unit value at end of period	$7.46	$6.59	$5.15	$9.15
Units outstanding at end of period	107,003	103,859	66,457	15,158		5-1-07

53

	2010	2009	2008	2007	2006	Inception Date and Value

Fidelity VIP Freedom 2010, Service Class 2 (1248)
Unit value at beginning of period	$9.12	$7.47	$10.15	$10.00	—	$10.00
Unit value at end of period	$10.11	$9.12	$7.47	$10.15
Units outstanding at end of period	60,325	57,813	30,212	3,261		5-1-07

Fidelity VIP Freedom 2015, Service Class 2 (1249)
Unit value at beginning of period	$8.94	$7.26	$10.14	$10.00	—	$10.00
Unit value at end of period	$9.92	$8.94	$7.26	$10.14
Units outstanding at end of period	153,782	126,647	66,206	4,831		5-1-07

Fidelity VIP Freedom 2020, Service Class 2 (1251)
Unit value at beginning of period	$8.48	$6.70	$10.13	$10.00	—	$10.00
Unit value at end of period	$9.55	$8.48	$6.70	$10.13
Units outstanding at end of period	237,065	156,211	60,855	7,241		5-1-07

Fidelity VIP Freedom 2025, Service Class 2 (1252)
Unit value at beginning of period	$8.36	$6.54	$10.13	$10.00	—	$10.00
Unit value at end of period	$9.51	$8.36	$6.54	$10.13
Units outstanding at end of period	105,083	85,671	113,985	51,758		5-1-07

Fidelity VIP Freedom 2030, Service Class 2 (1253)
Unit value at beginning of period	$7.96	$6.16	$10.12	$10.00	—	$10.00
Unit value at end of period	$9.08	$7.96	$6.16	$10.12
Units outstanding at end of period	24,198	24,808	3,230	182		5-1-07

Fidelity VIP Growth, Service Class 2 (1238)
Unit value at beginning of period	$7.56	$6.00	$11.56	$10.00	—	$10.00
Unit value at end of period	$9.21	$7.56	$6.00	$11.56
Units outstanding at end of period	33,133	22,735	8,492	2,427		5-1-07

54

	2010	2009	2008	2007	2006	Inception Date and Value

Fidelity VIP High Income, Service Class 2 (1218)
Unit value at beginning of period	$10.13	$7.17	$9.73	$10.00	—	$10.00
Unit value at end of period	$11.34	$10.13	$7.17	$9.73
Units outstanding at end of period	62,429	54,803	26,633	8,616		5-1-07

Fidelity VIP Index 500, Service Class 2 (1240)
Unit value at beginning of period	$7.42	$5.97	$9.65	$10.00	—	$10.00
Unit value at end of period	$8.38	$7.42	$5.97	$9.65
Units outstanding at end of period	140,143	100,119	88,886	8,533		5-1-07

Fidelity VIP Investment Grade Bond, Service Class 2 (1219)
Unit value at beginning of period	$10.98	$9.66	$10.16	$10.00	—	$10.00
Unit value at end of period	$11.63	$10.98	$9.66	$10.16
Units outstanding at end of period	221,551	134,670	66,013	25,296		5-1-07

Fidelity VIP Mid Cap, Service Class 2 (1244)
Unit value at beginning of period	$8.52	$6.19	$10.41	$10.00	—	$10.00
Unit value at end of period	$10.78	$8.52	$6.19	$10.41
Units outstanding at end of period	213,206	173,502	72,962	57,677		5-1-07

Fidelity VIP Overseas, Service Class 2 (1220)
Unit value at beginning of period	$7.12	$5.73	$10.38	$10.00	—	$10.00
Unit value at end of period	$7.91	$7.12	$5.73	$10.38
Units outstanding at end of period	98,654	72,162	42,509	12,072		5-1-07

FTVIPT Franklin Growth & Income Securities, Class 2 (1215)
Unit value at beginning of period	$6.98	$5.60	$8.77	$10.00	—	$10.00
Unit value at end of period	$8.02	$6.98	$5.60	$8.77
Units outstanding at end of period	63,260	49,106	39,352	7,908		5-1-07

55

	2010	2009	2008	2007	2006	Inception Date and Value

FTVIPT Franklin Income Securities, Class 2 (1216)
Unit value at beginning of period	$8.84	$6.62	$9.56	$10.00	—	$10.00
Unit value at end of period	$9.80	$8.84	$6.62	$9.56
Units outstanding at end of period	269,965	242,280	122,426	85,114		5-1-07

FTVIPT Franklin Large Cap Growth Securities, Class 2 (1211)
Unit value at beginning of period	$7.88	$6.17	$9.58	$10.00	—	$10.00
Unit value at end of period	$8.66	$7.88	$6.17	$9.58
Units outstanding at end of period	73,769	20,993	23,842	6,202		5-1-07

FTVIPT Franklin Small Cap Value Securities, Class 2 (1217)
Unit value at beginning of period	$7.42	$5.83	$8.85	$10.00	—	$10.00
Unit value at end of period	$9.37	$7.42	$5.83	$8.85
Units outstanding at end of period	24,023	22,511	15,592	2,892		5-1-07

FTVIPT Mutual Shares Securities, Class 2 (1214)
Unit value at beginning of period	$7.24	$5.83	$9.42	$10.00	—	$10.00
Unit value at end of period	$7.92	$7.24	$5.83	$9.42
Units outstanding at end of period	193,841	119,851	77,032	63,444		5-1-07

FTVIPT Templeton Foreign Securities, Class 2 (1210)
Unit value at beginning of period	$8.31	$6.16	$10.49	$10.00	—	$10.00
Unit value at end of period	$8.86	$8.31	$6.16	$10.49
Units outstanding at end of period	92,042	57,610	41,313	13,834		5-1-07

FTVIPT Templeton Growth Securities, Class 2 (1213)
Unit value at beginning of period	$6.99	$5.41	$9.53	$10.00	—	$10.00
Unit value at end of period	$7.39	$6.99	$5.41	$9.53
Units outstanding at end of period	92,179	405,142	65,706	30,697		5-1-07

56

	2010	2009	2008	2007	2006	Inception Date and Value

Invesco Van Kampen V.I. Capital Growth, Series II (1208)
Unit value at beginning of period	$8.76	$5.37	$10.73	$10.00	—	$10.00
Unit value at end of period	$10.32	$8.76	$5.37	$10.73
Units outstanding at end of period	19,103	17,332	1,036	456		5-1-07

Invesco Van Kampen V.I. Comstock, Series II (1209)
Unit value at beginning of period	$7.14	$5.65	$8.93	$10.00	—	$10.00
Unit value at end of period	$8.13	$7.14	$5.65	$8.93
Units outstanding at end of period	34,486	20,340	8,908	2,670		5-1-07

Invesco Van Kampen V.I. Mid Cap Value, Series II (1221)
Unit value at beginning of period	$8.35	$6.09	$10.00	—	—	$10.00
Unit value at end of period	$10.04	$8.35	$6.09
Units outstanding at end of period	48,485	10,212	680			5-1-08

Invesco V.I. International Growth, Series II (1984)
Unit value at beginning of period	—	—	—	—	—	$10.00
Unit value at end of period
Units outstanding at end of period						4-29-11

Morgan Stanley UIF Emerging Markets Debt, Class II (1256)
Unit value at beginning of period	$10.83	$8.46	$10.10	$10.00	—	$10.00
Unit value at end of period	$11.71	$10.83	$8.46	$10.10
Units outstanding at end of period	34,791	21,404	19,337	8,736		5-1-07

Morgan Stanley UIF Emerging Markets Equity, Class II (1258)
Unit value at beginning of period	$8.86	$5.29	$12.42	$10.00	—	$10.00
Unit value at end of period	$10.37	$8.86	$5.29	$12.42
Units outstanding at end of period	102,605	76,982	66,383	13,739		5-1-07

57

	2010	2009	2008	2007	2006	Inception Date and Value

Morgan Stanley UIF U.S. Real Estate, Class II (1254)
Unit value at beginning of period	$6.34	$5.01	$8.22	$10.00	—	$10.00
Unit value at end of period	$8.09	$6.34	$5.01	$8.22
Units outstanding at end of period	104,983	83,260	51,692	14,035		5-1-07

PIMCO VIT All Asset, Advisor Class (1405)
Unit value at beginning of period	$9.90	$8.28	$10.00	—	—	$10.00
Unit value at end of period	$11.02	$9.90	$8.28
Units outstanding at end of period	17,273	13,622	1,157			2-25-08

PIMCO VIT CommodityRealReturn Strategy, Advisor Class (1404)
Unit value at beginning of period	$6.68	$4.79	$10.00	—	—	$10.00
Unit value at end of period	$8.17	$6.68	$4.79
Units outstanding at end of period	160,038	103,906	62,473			2-25-08

PIMCO VIT Low Duration, Advisor Class (1402)
Unit value at beginning of period	$10.76	$9.65	$10.00	—	—	$10.00
Unit value at end of period	$11.14	$10.76	$9.65
Units outstanding at end of period	14,816	13,089	4,160			2-25-08

58

	2010	2009	2008	2007	2006	Inception Date and Value

PIMCO VIT Real Return, Advisor Class (1403)
Unit value at beginning of period	$10.36	$8.90	$10.00	—	—	$10.00
Unit value at end of period	$11.01	$10.36	$8.90
Units outstanding at end of period	29,967	25,473	17,639			2-25-08

PIMCO VIT Total Return, Advisor Class (1401)
Unit value at beginning of period	$11.37	$10.14	$10.00	—	—	$10.00
Unit value at end of period	$12.09	$11.37	$10.14
Units outstanding at end of period	628,526	375,943	104,100			2-25-08

Rydex|SGI VT Alternative Strategies Allocation (1427)
Unit value at beginning of period	$9.83	$9.90	$10.00	—	—	$10.00
Unit value at end of period	$9.62	$9.83	$9.90
Units outstanding at end of period	16,490	4,305	0			11-24-08

Rydex|SGI VT Managed Futures Strategy (1428)
Unit value at beginning of period	$8.98	$9.51	$10.00	—	—	$10.00
Unit value at end of period	$8.53	$8.98	$9.51
Units outstanding at end of period	21,356	14,569	0			11-24-08

Rydex|SGI VT Multi-Hedge Strategies (1407)(2)
Unit value at beginning of period	$7.99	$8.39	$10.00	—	—	$10.00
Unit value at end of period	$8.35	$7.99	$8.39
Units outstanding at end of period	30,845	20,624	6,149			2-25-08

(2)  Available in contracts purchased before May 1, 2011.

59

	2010	2009	2008	2007	2006	Inception Date and Value

Rydex|SGI VT U.S. Long Short Momentum (1406)
Unit value at beginning of period	$8.32	$6.64	$10.00	—	—	$10.00
Unit value at end of period	$9.11	$8.32	$6.64
Units outstanding at end of period	39,748	36,427	25,629			2-25-08

Touchstone VST Baron Small Cap Growth (1270)
Unit value at beginning of period	$8.27	$6.32	$9.68	$10.00	—	$10.00
Unit value at end of period	$10.18	$8.27	$6.32	$9.68
Units outstanding at end of period	64,720	67,333	26,190	7,664		5-1-07

Touchstone VST Core Bond (1261)
Unit value at beginning of period	$11.11	$9.82	$10.31	$10.00	—	$10.00
Unit value at end of period	$11.77	$11.11	$9.82	$10.31
Units outstanding at end of period	56,469	35,887	22,678	10,482		5-1-07

Touchstone VST High Yield (1265)
Unit value at beginning of period	$10.42	$7.22	$9.67	$10.00	—	$10.00
Unit value at end of period	$11.56	$10.42	$7.22	$9.67
Units outstanding at end of period	715,698	472,838	122,300	3,660		5-1-07

Touchstone VST Large Cap Core Equity (1266)
Unit value at beginning of period	$7.38	$6.04	$9.47	$10.00	—	$10.00
Unit value at end of period	$8.15	$7.38	$6.04	$9.47
Units outstanding at end of period	618,294	218,089	24,368	2,890		5-1-07

Touchstone VST Mid Cap Growth (1262)
Unit value at beginning of period	$8.27	$6.04	$10.18	$10.00	—	$10.00
Unit value at end of period	$9.90	$8.27	$6.04	$10.18
Units outstanding at end of period	123,146	91,834	62,906	19,065		5-1-07

Touchstone VST Money Market (1207)
Unit value at beginning of period	$9.93	—	—	—	—	$10.00
Unit value at end of period	$9.79	$9.93
Units outstanding at end of period	334,703	222,922				4-27-09

60

	2010	2009	2008	2007	2006	Inception Date and Value

Touchstone VST Third Avenue Value (1269)
Unit value at beginning of period	$7.03	$5.44	$8.98	$10.00	—	$10.00
Unit value at end of period	$8.32	$7.03	$5.44	$8.98
Units outstanding at end of period	132,550	136,629	100,514	25,743		5-1-07

Touchstone VST Aggressive ETF (1224)
Unit value at beginning of period	$12.61	—	—	—	—	$10.00
Unit value at end of period	$14.05	$12.61
Units outstanding at end of period	87,560	71,971				4-27-09

Touchstone VST Conservative ETF (1223)
Unit value at beginning of period	$11.26	—	—	—	—	$10.00
Unit value at end of period	$12.06	$11.26
Units outstanding at end of period	97,493	83,475				4-27-09

Touchstone VST Enhanced ETF (1225)
Unit value at beginning of period	$12.60	—	—	—	—	$10.00
Unit value at end of period	$13.83	$12.60
Units outstanding at end of period	17,840	20,488				4-27-09

Touchstone VST Moderate ETF (1222)
Unit value at beginning of period	$9.30	$8.04	$10.00	—	—	$10.00
Unit value at end of period	$10.18	$9.30	$8.04
Units outstanding at end of period	344,098	242,597	7,562			4-25-08

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Appendix B — Withdrawal Charge Examples

We allow two ways for you to request withdrawals.  In the first method, you receive the amount requested, and any withdrawal charge is taken from the Account Value.  This reduces your Account Value by the amount of the withdrawal charge in addition to the amount you requested.  This is the method used unless you request otherwise or unless you have elected one of the GLIA Riders.  In the second method, you receive less than you requested if a withdrawal charge applies because the Account Value is reduced by the amount of the requested withdrawal and any withdrawal charge is taken from that amount.

For both methods, withdrawals are attributed to amounts in the following order:

1.               any Free Withdrawal Amount (except in the case of a surrender);

2.               contributions that are no longer subject to a withdrawal charge and have not yet been withdrawn (contributions are withdrawn from oldest to youngest);

3.               contributions subject to a withdrawal charge that have not yet been withdrawn (contributions are withdrawn from oldest to youngest);

4.               any gain, interest or other amount that is not considered a contribution.

Example

Assume one contribution is made, no previous withdrawals have been taken, no MVA applies to the withdrawal and the Account Value at the time of the withdrawal is higher than the Account Value on the most recent Contract Anniversary:

Contribution:	$50,000
Account Value before withdrawal:	$60,000
Requested withdrawal:	$16,000
Withdrawal Charge percentage applicable to the contribution:	6%

Using the First Method

The Free Withdrawal Amount is calculated as:

$6,000 = $60,000 (Account Value on the date of the withdrawal) x 10% (free withdrawal percentage) - $0 (previous partial withdrawals during the current Contract Year).

After first applying the withdrawal to the Free Withdrawal Amount, the amount of the withdrawal still to be applied is:

$10,000 = $16,000 (requested withdrawal) - $6,000 (Free Withdrawal Amount).

There are no contributions that are no longer subject to a withdrawal charge, so the withdrawal is next applied to the contribution subject to a withdrawal charge.  The withdrawal charge for this method is calculated as:

$638.30 = $10,000 (portion of the withdrawal still to be attributed) x (withdrawal charge percentage) divided by (1 – 6%) (one minus the withdrawal charge percentage).

Using this method, you will receive $16,000; however, the total Account Value withdrawn is:

$16,638.30 = $16,000 (requested withdrawal) + $638.30 (withdrawal charge).

The amount of contribution still subject to a withdrawal charge is:

$39,361.70 = $50,000 (contribution) - $10,638.30 (portion of withdrawal attributed to contribution including the withdrawal charge).

62

Note, the withdrawal charge does not just apply to the contribution withdrawn ($10,000 x 6%).  It also applies to the withdrawal charge itself indicated by the (1- 6%) factor in the withdrawal charge formula.

Using the Second Method

The Free Withdrawal Amount is calculated as:

$6,000 = $60,000 (Account Value on the date of the withdrawal) x 10% (free withdrawal percentage) - $0 (previous partial withdrawals during the current Contract Year).

After first applying the withdrawal to the Free Withdrawal Amount, the amount of the withdrawal still to be attributed is:

$10,000 = $16,000 (requested withdrawal) - $6,000 (Free Withdrawal Amount).

There are no contributions that are no longer subject to a withdrawal charge, so the withdrawal is next applied to the contribution subject to a withdrawal charge.  The withdrawal charge for this method is calculated as:

$600 = $10,000 (portion of the withdrawal still to be attributed) x 6% (withdrawal charge percentage).

Using this method, the total Account Value withdrawn is $16,000; however, you will receive:

$15,400 = $16,000 (requested withdrawal) - $600 (withdrawal charge).

The amount of contribution still subject to a withdrawal charge is:

$40,000 = $50,000 (contribution) - $10,000 (portion of withdrawal attributed to contribution including the withdrawal charge).

Note the second method will produce the same withdrawal charge as the first method if the requested withdrawal under the second method is the same as the total Account Value withdrawn in the first method.  For example, a requested withdrawal of $16,638.30 using the second method produces the same $638.30 withdrawal charge as shown in the first method above.

This example is for illustrative purposes only and does not predict results.

63

Appendix C

Illustration of a Market Value Adjustment

The following examples illustrate how the MVA and the withdrawal charge may affect the value of a GRO upon a withdrawal.

Assumptions:

•                  Contribution to a GRO -  $50,000

•                  Guarantee Period - 7 Years

•                  Withdrawal -  at the end of year three of the 7-year Guarantee Period

•                  No prior partial withdrawals or transfers

•                  Guaranteed Interest Rate - 5% Annual Effective Rate

The GRO Value for this $50,000 contribution would be $70,355.02 at the end of the Guarantee Period. After three years, the GRO value is $57,881.25.

The MVA will be based on the Guaranteed Interest Rate (A in the MVA formula) and the current rate we are offering at the time of the withdrawal on new contributions to GROs (B in the MVA formula) for the Guarantee Period equal to the time remaining in your Guarantee Period, rounded to the next lower number of complete months (N in the MVA formula).  If we don’t declare a current rate for the exact time remaining, we’ll use a formula to find a rate using Guarantee Periods closest to (next higher and next lower) the remaining period described above.  Three years after the initial contribution, there would have been four years remaining in your GRO Guarantee Period.  These examples also show the withdrawal charge, which would be calculated separately.

Examples of a Downward Market Value Adjustment:

A downward MVA results from a full or partial withdrawal that occurs when interest rates have increased.  Assume interest rates have increased and at the time of the withdrawal, the current rate for the four-year Guarantee Period is 6.25%.

Full Withdrawal

Upon a full withdrawal, the MVA would be:

-0.0551589 = [(1 + .05)48/12 / (1 + .0625 + .0025)48/12] - 1

The MVA is a reduction of $3,192.67 from the GRO Value:  -$3,192.67 = -0.0551589 X $57,881.25

The Adjusted Account Value would be:

$54,688.58 = $57,881.25 - $3,192.67

A withdrawal charge of 6% would be assessed against the $50,000 original contribution:

$3,000.00 = $50,000.00 X .06

Thus, the amount payable on a full withdrawal would be:  $51,688.58 = $57,881.25 - $3,192.67 - $3,000.00

Partial Withdrawal

If instead of a full withdrawal, $20,000 was requested, we would first determine the Free Withdrawal Amount:

$5,788.13= $57,881.25 X 0.10

The amount subject to a 6% withdrawal charge (non-free amount) would be:  $14,211.87 = $20,000.00 - $5,788.13

64

The MVA, which is only applicable to the non-free amount, and which is subject to the 6% withdrawal charge, would be:

($783.91) = -0.0551589 X $14,211.87

The withdrawal charge would be:  $957.18 = [($14,211.87 (the non-free amount) + $783.91 (the negative MVA))/ (1 - 0.06) a factor used to calculate the 6% withdrawal charge and adjust the withdrawal charge to include a withdrawal charge on itself] - ($14,211.87+ $783.91)

Thus, the total amount of Account Value needed to provide $20,000 after the MVA and withdrawal charge would be:

$21,741.09 = $20,000.00 + $783.91+ $957.18

The value remaining in the GRO after the withdrawal would be:  $36,140.16 = $57,881.25 - $21,741.09

Examples of an Upward Market Value Adjustment:

An upward MVA results from a full or partial withdrawal that occurs when interest rates have decreased. Assume interest rates have decreased and at the time of the withdrawal, the current rate for four-year Guarantee Period is 4%.

Full Withdrawal

Upon a full withdrawal, the MVA would be:

0.0290890 = [(1 + .05)48/12 / (1 + .04 + .0025)48/12] - 1

The MVA is an increase of $1,683.71 to the value in the GRO:  $1,683.71 = .0290890 X $57,881.25

The Adjusted Account Value would be:

$59,564.96 = $57,881.25 + $1,683.71

A withdrawal charge of 6% would be assessed against the $50,000 original contribution:

$3,000.00 = $50,000.00 X .06

Thus, the amount payable on a full withdrawal would be:  $56,564.96 = $57,881.25 + $1,683.71 - $3,000.00

Partial Withdrawal

If instead of a full withdrawal, $20,000 was requested, the Free Withdrawal Amount and non-free amount would first be determined as above:

Free Amount  =  $5,788.13      Non-Free Amount =  $14,211.87

The MVA, which is only applicable to the non-free amount, and which is subject to the 5% withdrawal charge, would be:

$413.41 = 0.0290890 X $14,211.87

The withdrawal charge would be:  $880.75 = [($14,211.87 (the non-free amount) - $413.41 (the positive MVA))/ (1 - 0.06) a factor used to calculate the 6% withdrawal charge and adjust the withdrawal charge to include a withdrawal charge on itself] - ($14,211.87 - $413.41)

Thus, the total amount of Account Value needed to provide $20,000 after the MVA and withdrawal charge would be:

$20,467.34 = $20,000.00 - $413.41 + $880.75

The value remaining in the GRO after the withdrawal would be:  $37,413.91 = $57,881.25 - $20,467.34

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Actual MVAs will have a greater or lesser impact than shown in the examples, depending on the actual change in current interest rate and the timing of the withdrawal in relation to the time remaining in the Guarantee Period.

The MVA operates in a similar manner for transfers, except a withdrawal charge does not apply to transfers.

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Appendix D

Parties to the Contract

Owner

•      Chooses parties to the contract.

•      Can change beneficiaries any time before death of owner or annuitant.

•      Has right to withdrawals and annuity payments while the Annuitant is alive and responsibility to pay taxes on such payments.

•      Responsible for any tax penalties for withdrawals taken before age 59½.

•      Responsible for taking required minimum distributions on qualified contracts.

Annuitant

•      Must be a natural person.

•      The measuring life for the Annuity Benefit.

•      The Annuitant’s death triggers the payment of the Death Benefit, unless there is a contingent Annuitant.

•      Has no rights under the contract.

Joint Owner (Optional)

•      Shares in all ownership rights with owner.

•      Will be co-payee on all withdrawals and annuity payments with the owner.

•      Both joint owners must execute all choices and changes to the contract.

•      If either owner or joint owner dies, both are considered to be deceased and a Distribution on Death will be paid to the owner’s beneficiary. The joint owner is not the owner’s beneficiary.

Contingent Annuitant (Optional) • Must be a natural person. If still alive when the primary Annuitant dies, will become the Annuitant under the contract. • Has no rights in the contract.

Owner’s Beneficiary

•      Must be designated by the owner as owner’s beneficiary.

•      Must receive a Distribution on Death of owner if the Annuitant is still alive.

•      Responsible for taxes on distribution.

•      If owner’s beneficiary is not alive at owner’s death, the Distribution on Death of owner is paid to the owner’s estate.

Annuitant’s Beneficiary

•      Must be designated by the owner as the Annuitant’s beneficiary.

•      Is entitled to the Death Benefit under the contract when the Annuitant dies.

•      Is generally responsible for paying any taxes due on the Death Benefit paid.

•      If Annuitant’s beneficiary is not alive at Annuitant’s death, the Death Benefit is paid to the Annuitant’s estate.

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Appendix D — continued

Guide to Spousal Continuation

Owner*	Owner’s Beneficiary	Annuitant	Annuitant’s Beneficiary	Spousal Continuation Available When Owner Dies?	Spousal Continuation Available When Annuitant Dies?
Spouse 1	Spouse 2	Spouse 1	Spouse 2	Yes. Enhanced Spousal Continuation available, which includes an increase in Account Value for any enhanced Death Benefit.	Yes. Enhanced Spousal Continuation available, which includes an increase in the Account Value for any enhanced Death Benefit.
Spouse 1	Spouse 2	Spouse 2	Spouse 1	Yes. Standard Spousal Continuation only. No increase in Account Value because Annuitant is still alive.	No. Death benefit is paid to Spouse 1.
Spouse 1	Spouse 2	Spouse 1	Non-spouse	No. Death Benefit is paid to Annuitant’s beneficiary (Non-spouse).	No. Death benefit is paid to Annuitant’s beneficiary (Non-spouse).
Spouse 1	Non-spouse	Spouse 1	Spouse 2	No. Owner’s beneficiary is non-spouse.	No. Death Benefit is paid to Spouse 2.
Spouse 1	Spouse 2	Non-spouse	Non-spouse	Yes. Standard Spousal Continuation only. No increase in Account Value because Annuitant is still alive.	No. Death Benefit is paid to Annuitant’s beneficiary (Non-spouse).
Non-spouse	Non-spouse	Spouse 1	Spouse 2	No.	No. Death Benefit is paid to Spouse 2.

*In the case of joint owners, the distribution requirements are applied at the first death.

The joint owner is not the owner’s beneficiary.

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Appendix E

Illustration of Guaranteed Lifetime Income Advantage

The following examples demonstrate how the Rider works, based on the stated assumptions.  These examples are for illustration only, and do not predict future investment results.

Example #1

This example illustrates the Spousal Rider where withdrawals equal to the Lifetime Payout Amount (LPA), as well as Nonguaranteed Withdrawals have been taken, an additional contribution has been made and Bonuses and Step-Ups have been applied.  It also illustrates payments for the life of the Primary and Spousal Annuitant even though the Account Value has been reduced to zero. Rounding of amounts less than $1.00 is used in this example.

Assumptions:

•                  Primary Annuitant’s age on date GLIA Rider is purchased = 55; Spousal Annuitant’s age on date GLIA Rider is purchased = 52

•                  Initial contribution = $100,000; additional contribution = $10,000 in Contract Year 10

•                  Nonguaranteed Withdrawal equal to $5,000 in Contract Year 8; Nonguaranteed Withdrawal of $776 in Contract Year 14

•                  Withdrawals equal to LPA in Contract Years 9-13, and Contract Years 15+

•                  No withdrawals were taken that would result in withdrawal charges under the contract.

•                  The contract is not a Qualified Annuity contract.

•                  The Rider remains in effect during the period covered in this example.

Contract Year	Primary Annuitant’s Age on the APD*	Spousal Annuitant’s Age on the APD	Contributions	LPA		Annual Withdrawal		Adjusted Nonguaranteed Withdrawal		Hypothetical Account Value on APD (A)	Bonus		Bonus Base		Step-Up Base		Payment Base at the end of the APD (B)
1	55	52	$100,000	N/A		$0		$0		$104,500	$4,000	(C)	$104,000	(C)	$104,500	(D)	$104,500
2	56	53		N/A		$0		$0		$107,635	$4,000	(C)	$108,000	(C)	$107,635	(D)	$108,000
3	57	54		N/A		$0		$0		$111,940	$4,000	(C)	$112,000	(C)	$111,940	(D)	$112,000
4	58	55		N/A		$0		$0		$115,310	$4,000	(C)	$116,000	(C)	$115,310	(D)	$116,000
5	59	56		N/A		$0		$0		$113,004	$4,000	(C)	$120,000	(C)	$115,310		$120,000
6	60	57		N/A		$0		$0		$113,004	$4,000	(C)	$124,000	(C)	$115,310		$124,000
7	61	58		N/A		$0		$0		$108,483	$4,000	(C)	$128,000	(C)	$115,310		$128,000
8	62	59		N/A		$5,000	(E)	$5,784	(E)	$105,653	$0		$122,216	(E)	$109,526	(E)	$122,216
9	63	60		$4,889	(F)	$4,889		$0		$100,764	$0		$122,216		$109,526		$122,216

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Contract Year	Primary Annuitant’s Age on the APD*	Spousal Annuitant’s Age on the APD	Contributions		LPA		Annual Withdrawal		Adjusted Nonguaranteed Withdrawal		Hypothetical Account Value on APD (A)	Bonus	Bonus Base		Step-Up Base		Payment Base at the end of the APD (B)
10	64	61	$10,000	(G)	$5,289	(G)	$5,289		$0		$103,261	$0	$132,216	(G)	$119,526	(G)	$132,216
11	65	62			$5,289		$5,289		$0		$99,005	$0	$132,216		$119,526		$132,216
12	66	63			$5,289		$5,289		$0		$89,756	$0	$132,216		$119,526		$132,216
13	67	64			$5,289		$5,289		$0		$86,262	$0	$132,216		$119,526		$132,216
14	68	65			$5,289		$6,065	(H)	$1,254	(H)	$81,060	$0	$130,962	(H)	$118,272	(H)	$130,962
15	69	66			$5,238	(H)	$5,238		$0		$76,632	$0	$130,962		$118,272		$130,962
16	70	67			$5,238		$5,238		$0		$74,459	$0	$130,962		$118,272		$130,962
17	71	68			$5,238		$5,238		$0		$69,965	$0	$130,962		$118,272		$130,962
18	72	69			$5,238		$5,238		$0		$63,327	$0	$130,962		$118,272		$130,962
19	73	70			$5,238		$5,238		$0		$54,922	$0	$130,962		$118,272		$130,962
20	74	71			$5,238		$5,238		$0		$51,881	$0	$130,962		$118,272		$130,962
21	75	72			$5,238		$5,238		$0		$46,124	$0	$130,962		$118,272		$130,962
22	76	73			$5,238		$5,238		$0		$42,269	$0	$130,962		$118,272		$130,962
23	77	74			$5,238		$5,238		$0		$38,298	$0	$130,962		$118,272		$130,962
24	78	75			$5,238		$5,238		$0		$31,528	$0	$130,962		$118,272		$130,962
25	79	76			$5,238		$5,238		$0		$24,713	$0	$130,962		$118,272		$130,962
26	80	77			$5,238		$5,238		$0		$18,733	$0	$130,962		$118,272		$130,962
27	81	78			$5,238		$5,238		$0		$14,431	$0	$130,962		$118,272		$130,962
28	82	79			$5,238		$5,238		$0		$9,626	$0	$130,962		$118,272		$130,962
29	83	80			$5,238		$5,238		$0		$4,195	$0	$130,962		$118,272		$130,962
30	84	81			$5,238	(I)	$5,238		$0		$0	$0	$130,962		$118,272		$130,962
31+	85	82			$5,238		$5,238		$0		$0	$0	$130,962		$118,272		$130,962

*APD = Annual Processing Date

(A)  The hypothetical Account Value includes deduction of all fees and is after any applicable withdrawal.

(B)  The Payment Base is always the greater of the Bonus Base and Step-Up Base.

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(C)  A Bonus was added to the Bonus Base in Contract Years 1 - 7 because no withdrawals were taken during those Contract Years.  The Bonus amount is the Bonus Percentage, which is 4.00% in each of these years, times the total contributions minus total withdrawals, which is $100,000 for each year.

For example, the Bonus in Contract Year 1 is calculated as follows:

•                  4.00% (Bonus Percentage) X $100,000 (total contributions) – 4.00% (Bonus Percentage) X $0 (total withdrawals) = $4,000 Bonus amount.  This calculation is the same in each of the 7 years.

The Bonus Base after the Bonus in Contract Year 1 is $100,000+ $4,000 = $104,000; the Bonus Base after the Bonus in Contract Year 2 is $104,000+ $4,000 = $108,000; the Bonus Base after the Bonus in Contract Year 3 is $108,000+ $4,000 = $112,000; the Bonus Base after the Bonus in Contract Year 4 is $112,000+ $4,000 = $116,000; the Bonus Base after the Bonus in Contract Year 5 is $116,000+ $4,000 = $120,000; the Bonus Base after the Bonus in Contract Year 6 is $120,000+ $4,000 = $124,000; the Bonus Base after the Bonus in Contract Year 7 is $124,000+ $4,000 = $128,000.

(D)  In Contract Year 1, the Step-Up Base increases to $104,500 because the hypothetical Account Value ($104,500) is larger than the Step-Up Base in Contract Year 1($100,000).  After the Step-Up, the Step-Up Base ($104,500) is larger than the Bonus Base ($104,000) and therefore the Payment Base is equal to the Step-Up Base of $104,500.  In Contract Years 2-4, the Step-Up Base increases to the Account Value, because the Account Value is larger than the previous years’ Step-Up Base, however the Payment Base is not affected because the Bonus Base is higher than the Step-Up Base in each Contract Year.  In Contract Years 5+, the Step-Up Base is always larger than the Account Value, and thus is not stepped up.

(E)  In Contract Year 8, the younger spouse has not yet reached age 60.  Therefore, the withdrawal in the amount of $5000 is a Nonguaranteed Withdrawal.  The Adjusted Nonguaranteed Withdrawal amount is the Nonguaranteed Withdrawal amount multiplied by the greater of 1 or the ratio of the Payment Base to Account Value, where both values are calculated immediately before the Nonguaranteed Withdrawal.  It is calculated as follows:

•                  $5,000 (Nonguaranteed Withdrawal amount) x 1.1568 ($128,000 Payment Base divided by $110,653 Account Value [$105,653+ $5,000]) = $5,784 (Adjusted Nonguaranteed Withdrawal amount)

The Bonus Base and the Step-Up Base (and therefore the payment Base) are reduced by the amount of the Adjusted Nonguaranteed Withdrawal:

•                  $128,000 Bonus Base – $5,784 Adjusted Nonguaranteed Withdrawal amount = $122,216 Bonus Base after the Nonguaranteed Withdrawal

•                  $115,310 Step-Up Base - $5,784 Adjusted Nonguaranteed Withdrawal amount = $109,526 Step-Up Base after the Nonguaranteed Withdrawal

(F)  In Contract Year 9, the LPA is determined, since this is the first withdrawal on or after the Age 60 Contract Anniversary.  The LPA is the Withdrawal Percentage times the Payment Base:

•                  4.0% (Withdrawal Percentage) X $122,216 (Payment Base) =$4,889 (LPA)

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(G)  The $10,000 additional contribution made at the beginning of Contract Year 10 increases the Bonus Base and Step-Up Base (and therefore the Payment Base) dollar-for-dollar.

•                  $122,216 Bonus Base + $10,000 additional contribution amount = $132,216 Bonus Base after the additional contribution.

•                  $109,526 Step-Up Base + $10,000 additional contribution amount = $119,526 Step-Up Base after the additional contribution.

The LPA is recalculated using the Withdrawal Percentage times the Payment Base after the additional contribution:

•                  4.0% (Withdrawal Percentage) X $132,216 (Payment Base) =$5,289 (LPA)

(H)  In Contract Year 14, A Nonguaranteed Withdrawal in the amount of $776 ($6,065 amount withdrawn - $5,289 LPA) is taken.  The Adjusted Nonguaranteed Withdrawal amount is the Nonguaranteed Withdrawal amount multiplied by the greater of 1 or the ratio of the Payment Base to Account Value, where both values are calculated immediately before the Nonguaranteed Withdrawal.  It is calculated as follows:

•                  $776 (Nonguaranteed Withdrawal amount) x  1.6156 ($132,216 Payment Base divided by $81,836 Account Value [$81,060+ $776]) = $1,254 (Adjusted Nonguaranteed Withdrawal amount)

The Bonus Base and Step-Up Base (and therefore the Payment Base) are reduced by the Adjusted Nonguaranteed Withdrawal amount:

•                  $132,216 Bonus Base - $1,254 Adjusted Nonguaranteed Withdrawal amount = $130,962 Bonus Base after the Nonguaranteed Withdrawal.

•                  $119,526 Step-Up Base - $1,254 Adjusted Nonguaranteed Withdrawal amount = $118,272 Step-Up Base after the Nonguaranteed Withdrawal

The LPA is recalculated after the withdrawal as 4.0% of the Payment Base after the withdrawal: $130,962 x 4.0% = $5,238.

(I)  In Contract Year 30, the Account Value is reduced to zero; however the Payment Base is greater than zero.  Therefore, the Rider enters Guaranteed Payment Phase and payments of the LPA continue.

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Example #2

This example illustrates the Individual Rider where withdrawals equal to the LPA, as well as Nonguaranteed Withdrawals have been taken, and Bonuses have been applied.  It also illustrates the termination of the rider if the Account Value is reduced to zero by a Nonguaranteed Withdrawal.  Rounding of amounts less than $1.00 is used in this example.

Assumptions:

•                  Annuitant’s age on date GLIA Rider is purchased = 55

•                  Initial contribution = $100,000; no additional contributions

•                  Withdrawals equal to LPA in Contract Years 6-7, 9-13

•                  Nonguaranteed Withdrawal in Contract Year 8 in the amount of $20,200

•                  Full Account Value withdrawn in Contract Year 14

•                  No withdrawals were taken that would result in withdrawal charges under the contract.

•                  The contract is not a Qualified Annuity contract.

•                  The Rider remains in effect during the period covered in this example.

Contract Year	Annuitant’s Age on APD*	Contributions	LPA		Annual Withdrawal		Adjusted Nonguaranteed Withdrawal		Hypothetical Account Value on APD (A)	Bonus		Bonus Base		Step-Up Base		Payment Base at the end of the APD (B)
1	55	$100,000	N/A		$0		$0		$99,000	$4,000	(C)	$104,000	(C)	$100,000	(D)	$104,000
2	56		N/A		$0		$0		$98,010	$4,000	(C)	$108,000	(C)	$100,000		$108,000
3	57		N/A		$0		$0		$95,070	$4,000	(C)	$112,000	(C)	$100,000		$112,000
4	58		N/A		$0		$0		$92,218	$4,000	(C)	$116,000	(C)	$100,000		$116,000
5	59		N/A		$0		$0		$91,295	$4,000	(C)	$120,000	(C)	$100,000		$120,000
6	60		$4,800	(E)	$4,800	(E)	$0		$87,408	$0		$120,000		$100,000		$120,000
7	61		$4,800		$4,800		$0		$83,482	$0		$120,000		$100,000		$120,000
8	62		$4,800		$25,000	(F)	$30,484	(F)	$59,317	$0		$89,516	(F)	$69,516	(F)	$89,516
9	63		$3,581	(F)	$3,581		$0		$55,143	$0		$89,516		$69,516		$89,516
10	64		$3,581		$3,581		$0		$51,011	$0		$89,516		$69,516		$89,516
11	65		$3,581		$3,581		$0		$44,880	$0		$89,516		$69,516		$89,516
12	66		$3,581		$3,581		$0		$41,748	$0		$89,516		$69,516		$89,516
13	67		$3,581		$3,581		$0		$38,168	$0		$89,516		$69,516		$89,516
14	68		$3,581		$38,168	(G)	N/A		$0	$0		$0		$0		$0
15	69		$0		$0		$0		$0	$0		$0		$0		$0

73

*APD = Annual Processing Date

(A)  The hypothetical Account Value includes deduction of all fees and is after any applicable withdrawal.

(B)  The Payment Base is always the greater of the Bonus Base and Step-Up Base.

(C)  A Bonus was added to the Bonus Base in Contract Years 1 - 5 because no withdrawals were taken during those Contract Years.  The Bonus amount is the Bonus Percentage, which is 4.00% in each of these years, times the total contributions minus total withdrawals, which is $100,000 for each year.

For example, the Bonus in Contract Year 1 is calculated as follows:

•                  4.00% (Bonus Percentage) X $100,000 (total contributions) – 4.00% (Bonus Percentage) X $0 (total withdrawals) = $4,000 Bonus amount. This calculation is the same in each of the 5 years.

The Bonus Base after the Bonus in Contract Year 1 is $100,000+ $4,000 = $104,000; the Bonus Base after the Bonus in Contract Year 2 is $104,000+ $4,000 = $108,000; the Bonus Base after the Bonus in Contract Year 3 is $108,000+ $4,000 = $112,000; the Bonus Base after the Bonus in Contract Year 4 is $112,000+ $4,000 = $116,000; the Bonus Base after the Bonus in Contract Year 5 is $116,000+ $4,000 = $120,000.

(D)  In each Contract Year, the hypothetical Account Value is less than the Step-Up Base and thus, the Step-Up Base is not stepped up.

(E)  In Contract Year 6, the LPA is determined, since this is the first withdrawal on or after the Age 60 Contract Anniversary.  The LPA is the Withdrawal Percentage times the Payment Base:

•                  4.0% (Withdrawal Percentage) X $120,000 (Payment Base) =$4,800 (LPA)

(F) A Nonguaranteed Withdrawal in the amount of $20,200 ($25,000 amount withdrawn - $4,800 LPA) is taken in Contract Year 8.  The Adjusted Nonguaranteed Withdrawal amount is the Nonguaranteed Withdrawal amount multiplied by the greater of 1 or the ratio of the Payment Base to Account Value, where both values are calculated immediately before the Nonguaranteed Withdrawal.  It is calculated as follows:

•                  $20,200 (Nonguaranteed Withdrawal amount) x 1.5091 ($120,000 Payment Base divided by $79,517 Account Value [$59,317+ $20,200]) = $30,484 (Adjusted Nonguaranteed Withdrawal amount)

The Bonus Base and Step-Up Base (and therefore the Payment Base) are reduced by the Adjusted Nonguaranteed Withdrawal amount.

•                  $120,000 Bonus Base - $30,484 Adjusted Nonguaranteed Withdrawal amount = $89,516 Bonus Base after the Nonguaranteed Withdrawal

•                  $100,000 Step-Up Base - $30,484 Adjusted Nonguaranteed Withdrawal amount = $69,516 Step-Up Base after the Nonguaranteed Withdrawal

The LPA is recalculated after the withdrawal as 4.0% of the Payment Base after the withdrawal: $89,516 x 4.0% = $3,851.

(G)  A Nonguaranteed withdrawal reduces the Account Value to zero in Contract Year 14 and the Rider and annuity contract terminate.

74

Appendix F

Illustration of Enhanced Earnings Benefit

Example #1 - The following is a hypothetical example of how the EEB works:

Assumptions:

•                  Annuitant was age 60 on the Contract Date (40% benefit)

•                  Initial contribution = $100,000

•                  No additional contributions

•                  No withdrawals

•                  Hypothetical Account Value at the time the Death Benefit is calculated = $125,000

Based on these assumptions stated above:

•                  The gain in the contract is = $25,000 ($125,000-$100,000 =$25,000)

•                  Benefit paid would be $10,000 ($25,000 x 40%)

Example #2 - The following is an example of how the EEB will be calculated and paid in conjunction with the standard Death Benefit under this contract.

Assumptions:

•                  Annuitant was age 60 on the Contract Date (40% benefit)

•                  Initial contribution = $50,000

•                  No additional contributions

•                  No withdrawals

•                  Hypothetical Account Value at the time the Death Benefit is calculated = $60,000

•                  Highest anniversary Account Value = $70,000

Based on these assumptions:

•                  the gain in the contract is $10,000 ($60,000 – $50,000);

•                  the EEB is $4,000 (40% x $10,000); and thus

•                  the total payment to the beneficiaries is $74,000 ($70,000 + $4,000)

75

To request a copy of the Statement of Additional Information for the Integrity Pinnacle V (post 1-1-12), dated December 30, 2011, remove this page and mail it to us at the Administrative Office listed in the glossary, or call us at the number listed in the glossary.

Name:	Address

Phone:

76

STATEMENT OF ADDITIONAL INFORMATION

December 30, 2011

Pinnacle V (Post 1-1-12) Deferred Flexible Premium Variable Annuity

Issued By Integrity Life Insurance Company

Through Separate Account I of Integrity Life Insurance Company

This Statement of Additional Information (SAI) is not a prospectus.  It should be read in conjunction with the variable annuity prospectus dated December 30, 2011.

A copy of the prospectus to which this SAI relates is available at no charge by writing the Administrative Office at Integrity Life Insurance Company, P.O. Box 5720, Cincinnati, Ohio 45201-5720, or by calling 1-800-325-8583.

General Information and History

Integrity Life Insurance Company (Integrity) is an Ohio life insurance company organized on May 3, 1966. Its principal executive offices are located at 400 Broadway, Cincinnati, Ohio 45202.  Integrity, the depositor of Separate Account I, is a wholly owned subsidiary of The Western and Southern Life Insurance Company (WSLIC), an Ohio life insurance company organized on February 23, 1888.  WSLIC is a wholly owned subsidiary of Western & Southern Financial Group, Inc., an Ohio corporation, which is wholly owned by Western & Southern Mutual Holding Company, an Ohio mutual insurance holding company.

Administration and Distribution of the Contracts

Administration

Integrity has responsibility for administration of Separate Account I (the Separate Account) and the variable annuity contracts issued through the Separate Account (Contracts).  Integrity has entered into Service Agreements with WSLIC and IFS Financial Services, Inc., which is an affiliated company, to provide certain services, including administrative services for the Separate Account and the Contracts.   Compensation for these services, which are paid by Integrity, is based on the charges and expenses incurred by the service provider, and will reflect actual costs to the extent reasonably possible.

Custodian

Integrity is the custodian of the assets of the Separate Account.  The shares are held in book-entry form. Integrity maintains a record of all purchases and redemptions of shares of the underlying portfolios.

Underwriter

Touchstone Securities, Inc. (Touchstone Securities), 303 Broadway, Suite 1100, Cincinnati, Ohio 45202, an indirect subsidiary of WSLIC and an affiliate of Integrity, is the principal underwriter of the Contracts.  Touchstone Securities is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member in good standing of the Financial Industry Regulatory Authority (FINRA).  The Contracts are offered through Touchstone Securities on a continuous basis.  The amount of distribution allowances paid to Touchstone Securities from Integrity for underwriting its variable annuities was $4,664,599 in 2010, $4,288,346 in 2009 and $5,451,388 in 2008.  Touchstone Securities did not retain distribution allowances during these years.

Sales

The Contracts are sold by insurance agents licensed in the states where the Contracts may be lawfully sold.  The agents are also registered representatives of broker-dealers, which are registered under the Securities Exchange Act of 1934 and are members of FINRA.

We make payments to the broker-dealer firms that distribute our Contracts in the form of commissions and other incentives.  In addition to the commissions described in the prospectus, we pay up to a 1.00% annual trail commission on certain Contracts issued before January 1, 2009 to certain producers who qualify for a program called “Dynasty Trail.”  Currently, active registered representatives who have previously qualified for this program, have at least $4,000,000.00 of business with us and maintain 90% of that business with us and meet both these standards at the end of each quarter will receive this additional commission. Qualifying requirements are higher in years following 2009 and producers not qualified by 2012 will not be eligible to participate. This program may be changed.

We may also make additional payments in the form of expense reimbursements or marketing allowances to the broker-dealers that distribute our Contracts in exchange for privileges, including additional or special access to broker-dealers’ sales staff, opportunities to provide and attend training and other conferences, and marketing enhancements of our Contracts.  The method for calculating any additional compensation may include consideration of the level of sales or assets attributable to the firm.  Not all broker-dealers receive additional compensation and the amount of compensation varies by firm.  These payments could be significant to a firm, and could be a conflict of interest.  We generally choose to compensate broker-dealers that have a strong capability to distribute the Contracts and that are willing to cooperate with our promotional efforts.

The following list includes the names of firms that received expense reimbursement or marketing allowance payments of more than $5,000 with respect to variable annuities sold for Integrity and its wholly owned subsidiary National Integrity Life Insurance Company during the last calendar year.

American Portfolios Financial Services, Inc.	M&T Securities, Inc.
BancWest Investment Services, Inc.	Nationwide Planning Associates, Inc.
Cuso Financial Services, L.P.	Raymond James Financial, Inc.
Cadaret, Grant & Co., Inc.	Securities America, Inc.
Hancock Investment Services, Inc.	Stifel, Nicolaus and Company, Incorporated
LPL Financial Corporation	US Bancorp Investments

Performance Data and Illustrations

We may provide performance information and illustrations using performance information.  Performance information may be based on historical returns of the Variable Account Options.  At any time in the future, performance will likely be higher or lower than in the past.  Historical performance does not predict future results.

Performance Data

In advertisements or in information furnished to you, we may provide the average annual total return and the cumulative total return of the units of the Variable Account Options. The money market option may also from time to time include the yield and effective yield of its units.  Performance information is computed separately for each Variable Account Option in accordance with the formulas described below.

Total return reflects all aspects of the return of a Variable Account Option, including the automatic reinvestment of all distributions and the deduction of all charges that apply on an annual basis.  Performance represents annualized percentage change in net assets of a Variable Account Option, based on a hypothetical $1,000 investment, the performance of the underlying portfolios and the charges that would have been made during the periods shown.  Premium taxes, if applicable, are not reflected.  Returns are not annualized for periods less than one year.

Average annual total returns are calculated by determining the growth or decline in value of a hypothetical investment in the Variable Account Option over certain periods, including 1, 3, 5, and 10 years and then calculating the annually compounded percentage rate that would have produced the same result if the rate

2

of growth or decline in value had been constant over the period.

Investors should realize that a Variable Account Option’s performance is not constant over time, but changes from year to year, and that the average annual returns represent the averages of historical periods as opposed to the actual historical performance of a Variable Account Option during any portion of the period shown.  Average annual returns are calculated using this formula:

P (1+T)n = ERV, where P is a hypothetical initial payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the redeemable value at the end of the period.

Standardized returns are average annual total returns calculated from the Variable Account Inception Date which represents the date the Variable Account Option was available in the Contract.  Standardized returns reflect the standard death benefit and the deduction of all Contract expenses, including portfolio level expenses, the annual mortality and expense risk charge, annual administration charge and the withdrawal charge.  The cost of the optional individual Guaranteed Lifetime Income Advantage Rider is also included.

Non-standardized returns are calculated from the Fund Inception Date, which represents the inception date of the underlying fund, rather than the date it was included in the Contract.  Performance that predates the inclusion in the Contract is hypothetical and has been adjusted to include Contract expenses. Two sets of non-standardized returns may be presented, each reflecting the standard death benefit and the deduction of portfolio level expenses, the annual mortality and expense risk charge and the annual administration charge.  One set also reflects the withdrawal charge.  The cost of the optional individual Guaranteed Lifetime Income Advantage Rider is included in both.

Cumulative total returns are unaveraged and reflect the simple percentage change in the value of a hypothetical investment in the Variable Account Option over a stated period of time.  In addition to the period since inception, cumulative total returns may be calculated on a year-to-date basis at the end of each calendar month in the current calendar year.  The last day of the period for year-to-date returns is the last day of the most recent calendar month at the time of publication.

Yields quoted in advertising reflect the change in value of a hypothetical investment in a Variable Account Option over a stated period of time, not taking into account capital gains or losses, or any withdrawal charges.  Yields are annualized and stated as a percentage.

Current yield and effective yield are calculated for the money market option.  Current yield is based on the change in the value of a hypothetical investment (exclusive of capital changes) over a particular 7-day period, less Contract charges that would have applied during the period (the base period), and stated as a percentage of the investment at the start of the base period (the base period return).  The base period return is then annualized by multiplying by 365/7, with the resulting yield figure carried to at least the nearest hundredth of one percent.

Effective yield assumes that all dividends received during an annual period have been reinvested.  This compounding effect causes effective yield to be higher than current yield.  Calculation of effective yield begins with the same base period return used in the calculation of current yield, which is then annualized to reflect weekly compounding pursuant to the following formula:

Effective Yield = [(Base Period Return + 1)365/7] – 1

Individualized Illustrations

Integrity may provide computer-generated illustrations using programs available through third party firms to provide registered representatives and existing or potential Contracts owners with individualized hypothetical illustrations.  The illustrations may include contract values and returns for some or all of the Variable Account Options.  Such illustrations may include graphs, bar charts and other types of formats.

Hypothetical values may be based on: (i) the results of a hypothetical contribution to a Contract invested in a single or multiple Variable Account Options using standardized and non-standardized average annual returns; or (ii) the results of a hypothetical contribution to a Contract using either static or variable assumed rates of return, as allowed by law.

3

Distributions Under Tax-Favored Retirement Programs

Distributions from tax-favored plans are subject to certain restrictions.  Participants in qualified plans (other than IRAs), with the exception of five-percent owners, must begin receiving distributions by April 1 of the calendar year following the later of either (i) the year in which the participant reaches age 70½ or (ii) the calendar year in which the participant retires.  Owners of traditional IRAs and 5% owners of qualified plans must begin receiving distributions by April 1 of the calendar year following the year in which the owner or participant reaches age 70½.  Distribution from certain TSA plans can be deferred until age 75.  Additional distribution rules apply after the participant’s death.  If you do not take mandatory distributions you may owe a 50% penalty tax on any difference between the required distribution amount and the amount distributed.  There are no mandatory distributions by owners from Roth IRAs.

Distributions from qualified plans (other than traditional IRAs) to an employee, surviving spouse, or former spouse who is an alternate payee under a qualified domestic relations order (payee), in the form of a lump sum settlement, partial withdrawal or periodic annuity payments for a fixed period of fewer than 10 years, are subject to mandatory federal income tax withholding of 20% of the taxable amount of the distribution, unless (i) the payee directs the transfer of such amounts to another qualified plan or Traditional IRA; or (ii) the payment is a minimum distribution required under the Internal Revenue Code. The taxable amount is the amount of the distribution less the amount allocable to after-tax contributions.  All other types of taxable distributions are subject to a 10% federal income tax withholding unless the payee elects not to have withholding apply.

We are not permitted to make distributions from a Contract unless a request has been made.  It is therefore your responsibility to comply with the minimum distribution rules.  You should consult your tax adviser regarding these rules and their proper application.

The above description of the minimum distribution requirements and the federal income tax consequences of distributions from tax-favored retirement plans which may be funded by the Contract is only a brief summary and is not intended as tax advice.  The rules governing the provisions of plans are extremely complex and often difficult to comprehend.  If you do not fully comply with all applicable rules, which are subject to change, you may suffer adverse tax consequences.  You should consult a qualified and competent tax adviser prior to adopting a plan or purchasing a Contract in connection with a tax-favored plan.

Financial Statements

The financial statements of Separate Account I of Integrity Life Insurance Company as of December 31, 2010, and for the periods indicated in the financial statements, Separate Account II of Integrity Life Insurance Company as of December 31, 2010, and for the periods indicated in the financial statements, the statutory-basis financial statements of Integrity Life Insurance Company as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, and the statutory-basis financial statements of The Western and Southern Life Insurance Company (WSLIC) as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010, included in this Statement of Additional Information have been audited by Ernst & Young LLP, 312 Walnut Street, Cincinnati, Ohio 45202, independent registered public accounting firm, as set forth in their reports included thereon.  These financial statements are included in this registration statement in reliance on the reports of Ernst & Young LLP given on the authority of such firm as experts in accounting and auditing.

You should distinguish the financial statements of Integrity from the financial statements of the Separate Accounts and consider the Integrity financial statements only as they relate to the ability of Integrity to meet its obligations under the Contracts.  You should consider the financial statements of WSLIC as bearing only on the ability of WSLIC to meet its obligations under its guarantee to Integrity policy holders dated March 3, 2000.  You should not consider the Integrity or WSLIC financial statements as relating to the investment performance of the assets held in the Separate Accounts.

4

Description of Separate Account Consolidation and Impact on Financial Statement Presentation

Effective as of January 1, 2012, Integrity Life Insurance Company will consolidate Separate Account I of Integrity Life Insurance Company (“Separate Account I”) with Separate Account II of Integrity Life Insurance Company (“Separate Account II”), with Separate Account I being the surviving Separate Account after such consolidation.   Financial statements for periods beginning on and after January 1, 2012 will reflect the consolidation transaction.

Pursuant to Regulation S-X, Rule 11-02(b), the following is a narrative description of the pro forma effects of the consolidation described above.

The consolidation will result in the financial statements of Separate Account II being combined with the financial statements of Separate Account I.  In effect, the consolidation will result in the transfer of the subaccounts in Separate Account II to Separate Account I.  Each subaccount will remain unchanged and will continue to reflect the number and value of units currently outstanding.

The statements of net assets, statements of operations and statements of changes in net assets will reflect each of the individual subaccount holdings and results, respectively, and the footnotes to the financial statements will reflect the individual subaccounts similar to what has historically been presented with the exception that the information will be presented in a single set of financial statements.

FINANCIAL STATEMENTS

Separate Account I of Integrity Life Insurance Company

Year Ended December 31, 2010

With Report of Independent Registered Public
Accounting Firm

Separate Account I

of

Integrity Life Insurance Company

Financial Statements

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

The Contract Owners of Separate Account I of Integrity Life Insurance Company and
The Board of Directors of Integrity Life Insurance Company

We have audited the accompanying statements of assets and liabilities of Separate Account I of Integrity Life Insurance Company (the Separate Account), comprised of the separate account divisions described in Note 1 to the financial statements, as of December 31, 2010, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures also included confirmation of investments owned as of December 31, 2010, by correspondence with the fund companies, or their transfer agents, as applicable. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective divisions constituting Separate Account I of Integrity Life Insurance Company at December 31, 2010, and the results of their operations and the changes in their net assets for the periods described above, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cincinnati, Ohio

April 25, 2011

Separate Account I

of

Integrity Life Insurance Company

Statements of Assets and Liabilities

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at value	of Integrity	Net Assets	Unit Value	Units Outstanding
Affiliated:
Touchstone Aggressive ETF (AdvantEdge ™)	$77,184	$3	$77,187	$9.90	7,794
Touchstone Aggressive ETF (AnnuiChoice ™)	1,034,079	—	1,034,079	11.79	87,681
Touchstone Aggressive ETF (AnnuiChoice II ™)	853,103	—	853,103	14.15	60,308
Touchstone Aggressive ETF (GrandMaster flex3 ™)	3,005,243	4	3,005,247	11.40	263,647
Touchstone Aggressive ETF (Grandmaster ™)	67,501	—	67,501	11.54	5,849
Touchstone Aggressive ETF (IQ Annuity ™)	3,394,503	(3)	3,394,500	11.47	295,958
Touchstone Aggressive ETF (IQ Advisor Standard™)	13,352	1	13,353	12.74	1,048
Touchstone Aggressive ETF (Pinnacle Plus ™)	301,460	—	301,460	11.31	26,645
Touchstone Baron Small Cap Growth (AdvantEdge ™)	428,027	(4)	428,023	11.25	38,056
Touchstone Baron Small Cap Growth (AnnuiChoice II ™)	205,619	(2)	205,617	12.21	16,840
Touchstone Baron Small Cap Growth (AnnuiChoice ™)	1,034,645	—	1,034,645	19.51	53,033
Touchstone Baron Small Cap Growth (GrandMaster flex3 ™)	632,540	(2)	632,538	17.34	36,478
Touchstone Baron Small Cap Growth (Grandmaster ™)	973,122	1	973,123	15.67	62,117
Touchstone Baron Small Cap Growth (IQ Advisor Enhanced ™)	6,388	(1)	6,387	16.96	377
Touchstone Baron Small Cap Growth (IQ Advisor Standard ™)	285,598	7	285,605	17.20	16,603
Touchstone Baron Small Cap Growth (IQ Annuity ™)	3,035,335	1	3,035,336	18.76	161,787
Touchstone Baron Small Cap Growth (Pinnacle Plus ™)	542,725	(16)	542,709	18.08	30,011
Touchstone Conservative ETF (AdavatEdge ™)	324,814	—	324,814	10.74	30,242
Touchstone Conservative ETF (AnnuiChoice ™)	813,716	1	813,717	12.45	65,361
Touchstone Conservative ETF (AnnuiChoice II ™)	1,206,189	(1)	1,206,188	12.14	99,330
Touchstone Conservative ETF (GrandMaster flex3 ™)	719,670	(1)	719,669	12.03	59,810
Touchstone Conservative ETF (Grandmaster ™)	683,504	1	683,505	12.18	56,104
Touchstone Conservative ETF (IQ Advisor Standard ™)	139,121	4	139,125	13.17	10,566
Touchstone Conservative ETF (IQ Annuity ™)	1,140,950	(2)	1,140,948	12.11	94,236
Touchstone Conservative ETF (Pinnacle Plus ™)	93,550	—	93,550	11.94	7,833
Touchstone Core Bond (AdvantEdge ™)	81,126	—	81,126	11.45	7,084
Touchstone Core Bond (AnnuiChoice ™)	576,160	11	576,171	14.61	39,433
Touchstone Core Bond (AnnuiChoice II ™)	272,875	(1)	272,874	12.23	22,315
Touchstone Core Bond (GrandMaster flex3 ™)	353,923	1	353,924	13.20	26,810
Touchstone Core Bond (Grandmaster ™)	374,901	—	374,901	12.64	29,668
Touchstone Core Bond (IQ Annuity ™)	547,367	(1)	547,366	13.79	39,684
Touchstone Core Bond (Pinnacle Plus ™)	395,376	(1)	395,375	12.22	32,357
Touchstone Core Bond (IQ Advisor Standard ™)	163,521	—	163,521	13.06	12,519
Touchstone Enhanced ETF (AdvantEdge ™)	386,834	—	386,834	9.72	39,809
Touchstone Enhanced ETF (AnnuiChoice ™)	666,484	(1)	666,483	11.76	56,676
Touchstone Enhanced ETF (AnnuiChoice II ™)	113,399	—	113,399	13.92	8,146
Touchstone Enhanced ETF (GrandMaster flex3 ™)	1,314,433	—	1,314,433	11.37	115,648
Touchstone Enhanced ETF (Grandmaster ™)	207,477	(2)	207,475	11.51	18,029
Touchstone Enhanced ETF (IQ Advisor Enhanced ™)	41,215	—	41,215	12.80	3,220
Touchstone Enhanced ETF (IQ Advisor Standard ™)	179,474	—	179,474	12.97	13,842
Touchstone Enhanced ETF (IQ Annuity ™)	3,914,513	8	3,914,521	11.44	342,286
Touchstone Enhanced ETF (Pinnacle Plus ™)	335,818	1	335,819	11.28	29,768
Touchstone GMAB Aggressive ETF (AnnuiChoice II ™)	185,414	—	185,414	14.00	13,243
Touchstone GMAB Conservative ETF (AnnuiChoice II ™)	264,971	—	264,971	12.02	22,046
Touchstone GMAB Moderate ETF (AnnuiChoice ™)	35,792	—	35,792	13.12	2,728
Touchstone GMAB Moderate ETF (AnnuiChoice II ™)	24,254	—	24,254	13.09	1,853
Touchstone High Yield (AnnuiChoice ™)	375,314	—	375,314	18.26	20,558
Touchstone High Yield (AnnuiChoice II ™)	158,496	—	158,496	12.75	12,429
Touchstone High Yield (GrandMaster flex3 ™)	646,999	9	647,008	16.73	38,663
Touchstone High Yield (Grandmaster ™)	196,997	—	196,997	13.97	14,100
Touchstone High Yield (IQ Annuity ™)	520,633	(2)	520,631	17.31	30,075
Touchstone High Yield (IQ Advisor Standard™)	72,851	—	72,851	14.63	4,978
Touchstone High Yield (Pinnacle Plus ™)	373,515	1	373,516	14.60	25,588
Touchstone High Yield (AdvantEdge ™)	1,133,148	(1)	1,133,147	12.27	92,379
Touchstone Large Cap Core Equity (AdvantEdge ™)	247,821	—	247,821	9.37	26,435
Touchstone Large Cap Core Equity (AnnuiChoice ™)	1,102,176	—	1,102,176	10.70	103,006
Touchstone Large Cap Core Equity (AnnuiChoice II ™)	231,726	3	231,729	9.95	23,298
Touchstone Large Cap Core Equity (GrandMaster flex3 ™)	477,909	(17)	477,892	11.01	43,387
Touchstone Large Cap Core Equity (Grandmaster ™)	1,270,455	3	1,270,458	11.38	111,656
Touchstone Large Cap Core Equity (IQ Advisor Standard ™)	20,463	(1)	20,462	11.60	1,764
Touchstone Large Cap Core Equity (IQ Annuity ™)	560,986	(1)	560,985	10.47	53,583
Touchstone Large Cap Core Equity (Pinnacle Plus ™)	681,139	(1)	681,138	12.14	56,121
Touchstone Large Cap Core Equity (Pinnacle Plus Reduced M&E ™)	2,494	1	2,495	10.49	238
Touchstone Mid Cap Growth (AdvantEdge ™)	172,834	10	172,844	10.53	16,409

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at value	of Integrity	Net Assets	Unit Value	Units Outstanding
Affiliated (continued):
Touchstone Mid Cap Growth (AnnuiChoice ™)	$2,040,402	$(1)	$2,040,401	$17.81	114,572
Touchstone Mid Cap Growth (AnnuiChoice II ™ )	1,261,992	1	1,261,993	12.05	104,695
Touchstone Mid Cap Growth (GrandMaster flex3 ™)	186,618	1	186,619	17.38	10,736
Touchstone Mid Cap Growth (Grandmaster ™)	78,786	1	78,787	15.47	5,093
Touchstone Mid Cap Growth (IQ Annuity ™)	714,678	(1)	714,677	17.73	40,302
Touchstone Mid Cap Growth (Pinnacle Plus ™)	413,607	(2)	413,605	18.00	22,980
Touchstone Mid Cap Growth (Pinnacle Plus Reduced M&E ™)	2,848	3	2,851	10.83	263
Touchstone Mid Cap Growth (IQ Advisor Standard ™)	4,429	1	4,430	16.36	271
Touchstone Moderate ETF (AdvantEdge ™)	605,275	1	605,276	10.36	58,420
Touchstone Moderate ETF (AnnuiChoice ™)	3,736,342	1	3,736,343	12.20	306,291
Touchstone Moderate ETF (AnnuiChoice II ™)	2,145,078	—	2,145,078	10.29	208,385
Touchstone Moderate ETF (GrandMaster flex3 ™)	2,666,630	3	2,666,633	11.79	226,173
Touchstone Moderate ETF (Grandmaster ™)	245,913	—	245,913	11.94	20,600
Touchstone Moderate ETF (IQ Annuity ™)	2,345,748	(3)	2,345,745	11.86	197,729
Touchstone Moderate ETF (Pinnacle Plus ™)	764,842	—	764,842	11.70	65,356
Touchstone Moderate ETF (IQ Advisor Enhanced ™)	44,124	—	44,124	12.89	3,422
Touchstone Moderate ETF (IQ Advisor Standard ™)	119,865	—	119,865	13.06	9,175
Touchstone Money Market (AdvantEdge ™)	1,408,472	(2)	1,408,470	9.90	142,298
Touchstone Money Market (AnnuiChoice ™)	1,728,742	7	1,728,749	11.37	151,985
Touchstone Money Market (AnnuiChoice II ™)	1,953,389	(2)	1,953,387	9.86	198,074
Touchstone Money Market (Grandmaster ™)	3,950,636	(2)	3,950,634	10.89	362,853
Touchstone Money Market (GrandMaster flex3™)	1,404,894	1	1,404,895	10.70	131,345
Touchstone Money Market (IQ Advisor Standard ™)	256,906	(2)	256,904	9.95	25,807
Touchstone Money Market (IQ Annuity ™)	86,759	—	86,759	10.86	7,987
Touchstone Money Market (IQ3 ™)	3,554,321	(1)	3,554,320	10.86	327,193
Touchstone Money Market (Pinnacle Plus ™)	1,710,518	(2)	1,710,516	9.77	174,999
Touchstone Third Avenue Value (AdvantEdge ™)	684,323	14	684,337	9.77	70,037
Touchstone Third Avenue Value (AnnuiChoice ™)	3,038,898	2	3,038,900	18.71	162,403
Touchstone Third Avenue Value (AnnuiChoice II ™ )	1,008,013	—	1,008,013	9.97	101,099
Touchstone Third Avenue Value (GrandMaster flex3 ™)	972,449	(3)	972,446	15.41	63,112
Touchstone Third Avenue Value (Grandmaster ™)	1,136,653	—	1,136,653	14.54	78,150
Touchstone Third Avenue Value (IQ Annuity ™)	2,875,747	2	2,875,749	16.39	175,499
Touchstone Third Avenue Value (Pinnacle Plus ™)	1,149,425	—	1,149,425	17.38	66,118
Touchstone Third Avenue Value (IQ Advisor Enhanced ™)	5,305	—	5,305	14.70	361
Touchstone Third Avenue Value (IQ Advisor Standard ™)	702,764	5	702,769	14.91	47,145
Non-Affiliated:
JP Morgan IT Mid Cap Value (AnnuiChoice ™)	194,173	—	194,173	16.10	12,063
JP Morgan IT Mid Cap Value (GrandMaster flex3 ™)	200,322	—	200,322	15.95	12,562
JP Morgan IT Mid Cap Value (Grandmaster ™)	71,228	—	71,228	16.00	4,451
JP Morgan IT Mid Cap Value (IQ3 ™)	62,668	2	62,670	15.97	3,923
JP Morgan IT Mid Cap Value (Pinnacle Plus ™)	81,761	(1)	81,760	15.91	5,138
Non-Affiliated Initial Class:
Fidelity VIP Equity-Income (Grandmaster ™)	10,149,812	1	10,149,813	47.90	211,903
Fidelity VIP Growth (Grandmaster ™)	7,373,490	(3)	7,373,487	56.53	130,446
Fidelity VIP High Income (Grandmaster ™)	3,412,684	(1)	3,412,683	21.35	159,870
Fidelity VIP II Asset Manager (Grandmaster ™)	7,530,474	3	7,530,477	39.17	192,235
Fidelity VIP II Contrafund (Grandmaster ™)	12,889,842	(1)	12,889,841	41.44	311,037
Fidelity VIP II Index 500 (Grandmaster ™)	4,761,129	2	4,761,131	30.15	157,925
Fidelity VIP II Index 500 (IQ Annuity ™)	313,239	(1)	313,238	9.96	31,455
Fidelity VIP II Investment Grade Bond (AnnuiChoice ™)	414,111	12	414,123	11.93	34,710
Fidelity VIP II Investment Grade Bond (AnnuiChoice II ™)	47,940	(1)	47,939	11.86	4,041
Fidelity VIP II Investment Grade Bond (Grandmaster ™)	3,238,212	1	3,238,213	35.35	91,608
Fidelity VIP II Investment Grade Bond (Grandmaster flex3 ™)	381,517	(1)	381,516	11.69	32,640
Fidelity VIP II Investment Grade Bond (IQ Annuity ™)	1,090,889	(1)	1,090,888	16.71	65,277
Fidelity VIP II Investment Grade Bond (Pinnacle Plus ™)	89,911	2	89,913	11.64	7,727
Fidelity VIP III Balanced (Grandmaster ™)	2,285,964	(1)	2,285,963	17.36	131,700
Fidelity VIP Overseas (AnnuiChoice ™)	154,299	1	154,300	8.29	18,622
Fidelity VIP Overseas (AnnuiChoice II ™)	65,036	(6)	65,030	8.24	7,892
Fidelity VIP Overseas (Grandmaster ™)	3,055,845	—	3,055,845	29.29	104,325
Fidelity VIP Overseas (Grandmaster flex3 ™)	30,193	(2)	30,191	8.12	3,719
Fidelity VIP Overseas (IQ Annuity ™)	28,801	—	28,801	8.15	3,535
Fidelity VIP Overseas (Pinnacle Plus ™)	99,925	(2)	99,923	8.08	12,365

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at value	of Integrity	Net Assets	Unit Value	Units Outstanding
Non-Affiliated Service Class:
Fidelity VIP Equity-Income (IQ Annuity ™)	$378,571	$(1)	$378,570	$11.34	33,385
Fidelity VIP Growth (IQ Annuity ™)	364,367	—	364,367	9.12	39,940
Fidelity VIP High Income (IQ Annuity ™)	779,682	(2)	779,680	11.99	65,033
Fidelity VIP II Asset Manager (IQ Annuity ™)	109,388	—	109,388	12.40	8,822
Fidelity VIP II Contrafund (IQ Annuity ™)	909,472	—	909,472	15.24	59,681
Fidelity VIP III Balanced (IQ Annuity ™)	133,951	1	133,952	12.61	10,624
Fidelity VIP III Mid Cap (Grandmaster ™)	1,700,326	—	1,700,326	38.02	44,724
Fidelity VIP III Mid Cap (IQ Annuity ™)	1,032,477	(1)	1,032,476	39.53	26,117
Fidelity VIP Overseas (IQ Annuity ™)	41,772	2	41,774	12.64	3,305
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (AdvantEdge ™)	90,971	1	90,972	10.31	8,825
Fidelity VIP Asset Manager (AnnuiChoice ™)	331,021	2	331,023	12.97	25,532
Fidelity VIP Asset Manager (AnnuiChoice II ™)	50,299	—	50,299	11.99	4,194
Fidelity VIP Asset Manager (GrandMaster flex3 ™)	168,700	—	168,700	12.60	13,392
Fidelity VIP Asset Manager (IQ3 ™)	282,293	—	282,293	12.77	22,107
Fidelity VIP Asset Manager (Pinnacle Plus ™)	95,858	(1)	95,857	13.07	7,335
Fidelity VIP Balanced (AdvantEdge ™)	186,754	1	186,755	10.81	17,274
Fidelity VIP Balanced (AnnuiChoice ™)	945,160	(1)	945,159	13.48	70,136
Fidelity VIP Balanced (AnnuiChoice II ™)	361,700	(1)	361,699	11.78	30,712
Fidelity VIP Balanced (GrandMaster flex3 ™)	503,727	—	503,727	14.44	34,885
Fidelity VIP Balanced (Grandmaster ™)	1,101,266	—	1,101,266	13.28	82,926
Fidelity VIP Balanced (IQ3 ™)	973,735	1	973,736	13.12	74,194
Fidelity VIP Balanced (Pinnacle Plus ™)	177,807	(1)	177,806	13.35	13,315
Fidelity VIP Balanced (IQ Advisor Standard ™)	172,582	—	172,582	13.67	12,628
Fidelity VIP Contrafund (AdvantEdge ™)	1,774,446	(4)	1,774,442	9.60	184,780
Fidelity VIP Contrafund (AnnuiChoice ™)	3,843,423	(1)	3,843,422	15.20	252,896
Fidelity VIP Contrafund (AnnuiChoice II ™)	2,050,788	(2)	2,050,786	10.90	188,160
Fidelity VIP Contrafund (GrandMaster flex3 ™)	2,172,889	(1)	2,172,888	15.53	139,960
Fidelity VIP Contrafund (IQ3 ™)	5,157,784	(3)	5,157,781	15.51	332,556
Fidelity VIP Contrafund (Pinnacle Plus ™)	1,625,845	19	1,625,864	15.96	101,848
Fidelity VIP Contrafund (IQ Advisor Standard ™)	282,442	2	282,444	15.17	18,623
Fidelity VIP Disciplined Small Cap (AdvantEdge™)	2,227	—	2,227	10.57	211
Fidelity VIP Disciplined Small Cap (AnnuiChoice ™)	125,031	9	125,040	8.82	14,172
Fidelity VIP Disciplined Small Cap (AnnuiChoice II ™)	29,396	(5)	29,391	8.77	3,350
Fidelity VIP Disciplined Small Cap (GrandMaster ™)	41,934	—	41,934	8.71	4,815
Fidelity VIP Disciplined Small Cap (GrandMaster flex3 ™)	61,209	—	61,209	8.64	7,081
Fidelity VIP Disciplined Small Cap (IQ Annuity ™)	97,545	—	97,545	8.68	11,243
Fidelity VIP Disciplined Small Cap (Pinnacle Plus ™)	11,352	—	11,352	8.60	1,319
Fidelity VIP Equity-Income (AdvantEdge ™)	64,769	6	64,775	8.79	7,373
Fidelity VIP Equity-Income (AnnuiChoice ™)	1,244,919	8	1,244,927	11.25	110,628
Fidelity VIP Equit-Income (AnnuiChoice II ™)	464,478	5	464,483	9.07	51,229
Fidelity VIP Equity-Income (GrandMaster flex3 ™)	294,330	—	294,330	11.27	26,106
Fidelity VIP Equity-Income (IQ3 ™)	765,318	(2)	765,316	10.79	70,940
Fidelity VIP Equity-Income (Pinnacle Plus ™)	227,487	(2)	227,485	12.29	18,504
Fidelity VIP Equity-Income (IQ Advisor Standard ™)	21,454	—	21,454	11.52	1,862
Fidelity Freedom 2010 (Adnavtedge ™)	192,389	—	192,389	10.40	18,503
Fidelity Freedom 2010 (AnnuiChoice ™)	4,649	—	4,649	10.39	447
Fidelity Freedom 2010 (AnnuiChoice II ™)	235,144	7	235,151	10.33	22,755
Fidelity Freedom 2010 (GrandMaster ™)	52,258	—	52,258	10.26	5,095
Fidelity Freedom 2010 (IQ Annuity ™)	157,386	—	157,386	10.22	15,402
Fidelity Freedom 2010 (Pinnacle Plus ™)	7,698	—	7,698	10.14	760
Fidelity Freedom 2015 (AdvantEdge ™)	67,687	1	67,688	10.29	6,580
Fidelity Freedom 2015 (AnnuiChoice ™)	27,825	—	27,825	10.22	2,723
Fidelity Freedom 2015 (AnnuiChoice II ™)	174,225	—	174,225	10.16	17,148
Fidelity Freedom 2015 (GrandMaster ™)	21,554	—	21,554	10.08	2,137
Fidelity Freedom 2015 (IQ Annuity ™)	118,817	—	118,817	10.05	11,826
Fidelity Freedom 2015 (Pinnacle Plus ™)	98,828	—	98,828	9.96	9,918
Fidelity Freedom 2020 (AdvantEdge ™)	196,421	—	196,421	10.02	19,602
Fidelity Freedom 2020 (AnnuiChoice ™)	45,345	(1)	45,344	9.85	4,602
Fidelity Freedom 2020 (AnnuiChoice II ™)	673,718	—	673,718	9.80	68,757
Fidelity Freedom 2020 (GrandMaster ™)	36,548	—	36,548	9.73	3,758

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at value	of Integrity	Net Assets	Unit Value	Units Outstanding
Non-Affiliated Service Class 2 (continued):
Fidelity Freedom 2020 (IQ Annuity ™)	$39,235	$1	$39,236	$9.69	4,049
Fidelity Freedom 2020 (Pinnacle Plus ™)	16,874	—	16,874	9.61	1,756
Fidelity Freedom 2025 (AnnuiChoice II ™)	166,943	—	166,943	9.76	17,101
Fidelity Freedom 2025 (GrandMaster ™)	1,798	—	1,798	9.69	186
Fidelity Freedom 2025 (Pinnacle Plus ™)	7,439	—	7,439	9.57	777
Fidelity Freedom 2030 (AdvantEdge ™)	92,039	—	92,039	9.66	9,523
Fidelity Freedom 2030 (AnnuiChoice II ™)	239,363	—	239,363	9.34	25,634
Fidelity Freedom 2030 (IQ Annuity ™)	35,064	—	35,064	9.23	3,797
Fidelity VIP Growth (AdvantEdge ™)	59,148	(1)	59,147	8.84	6,693
Fidelity VIP Growth (AnnuiChoice ™)	716,874	2	716,876	8.20	87,376
Fidelity VIP Growth (AnnuiChoice II ™)	240,846	4	240,850	10.65	22,614
Fidelity VIP Growth (GrandMaster ™)	702,398	6	702,404	9.39	74,811
Fidelity VIP Growth (GrandMaster flex3 ™)	351,998	9	352,007	10.68	32,950
Fidelity VIP Growth (IQ3 ™)	477,599	(3)	477,596	8.43	56,630
Fidelity VIP Growth (Pinnacle Plus ™)	142,726	1	142,727	12.01	11,881
Fidelity VIP Growth (IQ Advisor Standard ™)	4,017	3	4,020	11.26	357
Fidelity VIP High Income (AdvantEdge ™)	599,332	2	599,334	12.02	49,870
Fidelity VIP High Income (AnnuiChoice ™)	526,287	(1)	526,286	15.02	35,031
Fidelity VIP High Income (AnnuiChoice II ™)	766,173	(1)	766,172	12.55	61,061
Fidelity VIP High Income (GrandMaster flex3 ™)	16,221,469	9	16,221,478	16.00	1,013,638
Fidelity VIP High Income (IQ3 ™)	1,842,481	(1)	1,842,480	16.09	114,510
Fidelity VIP High Income (Pinnacle Plus ™)	120,837	—	120,837	14.77	8,181
Fidelity VIP Index 500 (AdvantEdge ™)	448,888	—	448,888	9.42	47,641
Fidelity VIP Index 500 (AnnuiChoice ™)	1,015,295	3	1,015,298	9.73	104,363
Fidelity VIP Index 500 (IQ3 ™)	1,408,550	1	1,408,551	10.18	138,369
Fidelity VIP Index 500 (AnnuiChoice II ™)	620,279	(2)	620,277	8.67	71,517
Fidelity VIP Index 500 (Grandmaster ™)	740,061	(1)	740,060	8.61	85,967
Fidelity VIP Index 500 (Grandmaster flex3 ™)	316,451	(2)	316,449	8.54	37,035
Fidelity VIP Index 500 (IQ Advisor Standard ™)	370,325	15	370,340	8.85	41,836
Fidelity VIP Index 500 (Pinnacle Plus ™)	276,077	(2)	276,075	12.53	22,028
Fidelity VIP Investment Grade Bond (AdvantEdge ™)	747,491	(1)	747,490	11.45	65,294
Fidelity VIP Investment Grade Bond (AnnuiChoice ™)	3,280,287	1	3,280,288	15.47	212,092
Fidelity VIP Investment Grade Bond (AnnuiChoice II ™)	1,085,531	1	1,085,532	12.10	89,717
Fidelity VIP Investment Grade Bond (GrandMaster ™)	2,339,987	(3)	2,339,984	11.67	200,456
Fidelity VIP Investment Grade Bond (GrandMaster flex3 ™)	844,528	(1)	844,527	12.43	67,917
Fidelity VIP Investment Grade Bond (IQ3 ™)	1,879,467	(2)	1,879,465	14.51	129,520
Fidelity VIP Investment Grade Bond (Pinnacle Plus ™)	791,327	1	791,328	12.27	64,468
Fidelity VIP Investment Grade Bond (IQ Advisor Standard ™)	557,312	(1)	557,311	13.07	42,656
Fidelity VIP Mid Cap (AdvantEdge ™)	474,183	(12)	474,171	11.15	42,529
Fidelity VIP Mid Cap (AnnuiChoice ™)	2,880,237	5	2,880,242	24.00	119,991
Fidelity VIP Mid Cap (AnnuiChoice II ™)	689,429	5	689,434	12.54	54,990
Fidelity VIP Mid Cap (GrandMaster flex3 ™)	1,065,186	(1)	1,065,185	21.36	49,859
Fidelity VIP Mid Cap (Grandmaster ™)	1,770,731	(1)	1,770,730	18.74	94,495
Fidelity VIP Mid Cap (IQ Annuity ™)	2,681,054	—	2,681,054	23.46	114,280
Fidelity VIP Mid Cap (Pinnacle Plus ™)	1,154,917	—	1,154,917	22.44	51,473
Fidelity VIP Mid Cap (IQ Advisor Enhanced ™)	14,668	(1)	14,667	19.43	755
Fidelity VIP Mid Cap (IQ Advisor Standard ™)	220,098	(2)	220,096	19.70	11,173
Fidelity VIP Overseas (AdvantEdge ™)	368,623	(2)	368,621	8.35	44,167
Fidelity VIP Overseas (AnnuiChoice ™)	637,606	4	637,610	11.87	53,726
Fidelity VIP Overseas (AnnuiChoice II ™)	314,490	(12)	314,478	9.74	32,294
Fidelity VIP Overseas (GrandMaster ™)	868,932	2	868,934	8.10	107,263
Fidelity VIP Overseas (GrandMaster flex3 ™)	379,662	—	379,662	13.15	28,867
Fidelity VIP Overseas (IQ3 ™)	659,187	9	659,196	11.88	55,501
Fidelity VIP Overseas (Pinnacle Plus ™)	221,183	(1)	221,182	16.15	13,692
Fidelity VIP Overseas (IQ Advisor Enhanced ™)	17,063	(1)	17,062	13.60	1,255
Fidelity VIP Overseas (IQ Advisor Standard ™)	215,275	1	215,276	13.79	15,609
Non-Affiliated Class 1:
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)	118,981	(1)	118,980	21.36	5,570
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)	7,686	—	7,686	13.06	589
Van Kampen UIF Emerging Markets Debt (GrandMaster flex3 ™)	75,038	1	75,039	20.31	3,694
Van Kampen UIF Emerging Markets Debt (IQ3 ™)	162,084	2	162,086	20.59	7,872
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)	466,047	(5)	466,042	21.97	21,211
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™)	76,966	(1)	76,965	9.31	8,267

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at value	of Integrity	Net Assets	Unit Value	Units Outstanding
Non-Affiliated Class 1 (continued):
Van Kampen UIF U.S. Real Estate (GrandMaster flex3 ™)	$138,805	$2	$138,807	$21.19	6,549
Van Kampen UIF U.S. Real Estate (IQ3 ™)	443,197	—	443,197	20.80	21,309
Non-Affiliated Class 2:
Franklin Foreign Securities (IQ Annuity ™)	617,323	8	617,331	18.38	33,587
Franklin Growth and Income Securities (AdvantEdge ™)	36,995	—	36,995	9.57	3,864
Franklin Growth and Income Securities (AnnuiChoice ™)	1,480,561	(1)	1,480,560	13.54	109,345
Franklin Growth and Income Securities (AnnuiChoice II ™)	132,327	—	132,327	9.55	13,853
Franklin Growth and Income Securities (GrandMaster flex3 ™)	708,889	11	708,900	12.95	54,736
Franklin Growth and Income Securities (Grandmaster ™)	651,343	—	651,343	13.16	49,484
Franklin Growth and Income Securities (IQ Annuity ™)	2,174,352	4	2,174,356	13.06	166,536
Franklin Growth and Income Securities (Pinnacle Plus ™)	432,763	10	432,773	12.44	34,800
Franklin Income Securities (AdvantEdge ™)	201,133	—	201,133	10.67	18,842
Franklin Income Securities (AnnuiChoice ™)	2,873,346	12	2,873,358	17.96	160,007
Franklin Income Securities (AnnuiChoice II ™)	953,612	1	953,613	11.33	84,166
Franklin Income Securities (GrandMaster flex3 ™)	3,149,195	—	3,149,195	17.18	183,341
Franklin Income Securities (Grandmaster ™)	2,867,207	—	2,867,207	17.46	164,244
Franklin Income Securities (IQ Annuity ™)	3,319,012	(4)	3,319,008	17.32	191,671
Franklin Income Securities (Pinnacle Plus ™)	1,786,049	(1)	1,786,048	15.17	117,762
Franklin Income Securities (Pinnacle Plus Reduced M&E ™)	6,150	2	6,152	10.28	599
Franklin Income Securities (IQ Advisor Enhanced ™)	11,258	1	11,259	14.21	792
Franklin Income Securities (IQ Advisor Standard ™)	98,105	—	98,105	14.41	6,806
Franklin Large Cap Growth Securities (AdvantEdge ™)	431,071	2	431,073	9.74	44,239
Franklin Large Cap Growth Securities (AnnuiChoice ™)	289,082	(1)	289,081	13.55	21,327
Franklin Large Cap Growth Securities (AnnuiChoice II ™)	350,346	(1)	350,345	10.40	33,697
Franklin Large Cap Growth Securities (GrandMaster flex3 ™)	141,869	—	141,869	12.96	10,943
Franklin Large Cap Growth Securities (Grandmaster ™)	63,718	1	63,719	13.18	4,836
Franklin Large Cap Growth Securities (IQ Annuity ™)	183,800	—	183,800	13.07	14,063
Franklin Large Cap Growth Securities (Pinnacle Plus ™)	471,202	—	471,202	11.79	39,982
Franklin Large Cap Growth Securities (IQ Advisor Standard ™)	11,911	—	11,911	11.49	1,037
Franklin Mutual Shares Securities (AdvantEdge ™)	995,427	11	995,438	9.02	110,348
Franklin Mutual Shares Securities (AnnuiChoice ™)	1,190,304	—	1,190,304	15.24	78,113
Franklin Mutual Shares Securities (AnnuiChoice II ™)	1,043,442	(4)	1,043,438	9.41	110,932
Franklin Mutual Shares Securities (GrandMaster flex3 ™)	1,780,604	(6)	1,780,598	14.58	122,164
Franklin Mutual Shares Securities (IQ Annuity ™)	934,594	4	934,598	14.69	63,605
Franklin Mutual Shares Securities (Pinnacle Plus ™)	962,164	1	962,165	13.32	72,208
Franklin Mutual Shares Securities (IQ Advisor Standard ™)	479,381	1	479,382	12.78	37,502
Franklin Mutual Shares Securities(Grandmaster ™)	771,070	(3)	771,067	14.81	52,052
Franklin Small Cap Value Securities (AdvantEdge ™)	273,320	21	273,341	11.05	24,736
Franklin Small Cap Value Securities (Annuichoice ™)	140,961	(1)	140,960	9.58	14,708
Franklin Small Cap Value Securities (Annuichoice II ™)	139,971	(1)	139,970	9.53	14,687
Franklin Small Cap Value Securities (Grandmaster ™)	133,460	(1)	133,459	9.46	14,109
Franklin Small Cap Value Securities (Grandmaster flex3 ™)	72,785	—	72,785	9.39	7,752
Franklin Small Cap Value Securities (IQ Advisor Standard ™)	46,094	—	46,094	9.73	4,739
Franklin Small Cap Value Securities (IQ Annuuity ™)	84,987	(3)	84,984	9.42	9,018
Franklin Small Cap Value Securities (Pinnacle Plus ™)	176,660	(2)	176,658	9.35	18,900
Franklin Small Cap Value Securities (Pinnacle Plus Reduced M&E ™)	3,071	2	3,073	11.29	272
Templeton Foriegn Securities Fund (AdvantEdge ™)	376,908	(5)	376,903	9.35	40,313
Templeton Foriegn Securities Fund (GrandMaster flex3 ™)	604,780	—	604,780	18.23	33,171
Templeton Foriegn Securities Fund (Grandmaster ™)	386,552	—	386,552	18.53	20,861
Templeton Foriegn Securities Fund (Pinnacle Plus ™)	628,726	(2)	628,724	16.95	37,100
Templeton Foriegn Securities Fund (Pinnacle Plus Reduced M&E ™)	1,675	1	1,676	10.24	164
Templeton Foreign Securities Fund (AnnuiChoice ™)	896,607	2	896,609	19.06	47,039
Templeton Foreign Securities Fund (AnnuiChoice II ™)	393,303	—	393,303	10.70	36,742
Templeton Foriegn Securities Fund (IQ Advisor Standard ™)	32,162	—	32,162	15.21	2,115
Templeton Growth Securities (AdvantEdge ™)	96,626	—	96,626	8.62	11,213
Templeton Growth Securities (AnnuiChoice ™)	374,105	(2)	374,103	14.88	25,133
Templeton Growth Securities (AnnuiChoice II ™)	234,877	(4)	234,873	8.74	26,859
Templeton Growth Securities (GrandMaster flex3 ™)	794,622	1	794,623	14.24	55,813
Templeton Growth Securities (Grandmaster ™)	346,052	—	346,052	14.47	23,916
Templeton Growth Securities (IQ Annuity ™)	725,019	3	725,022	14.35	50,514
Templeton Growth Securities (Pinnacle Plus ™)	501,307	1	501,308	13.12	38,218
Templeton Growth Securities (IQ Advisor Standard ™)	191,814	—	191,814	11.98	16,005
Invesco Van Kampen VI Comstock (AdvantEdge ™)	430,908	1	430,909	9.56	45,070
Invesco Van Kampen VI Comstock (AnnuiChoice ™)	281,055	—	281,055	15.15	18,554

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at value	of Integrity	Net Assets	Unit Value	Units Outstanding
Non-Affiliated Class 2 (continued):
Invesco Van Kampen VI Comstock (AnnuiChoice II ™)	$261,044	$—	$261,044	$9.62	27,138
Invesco Van Kampen VI Comstock (GrandMaster flex3 ™)	167,184	7	167,191	14.49	11,539
Invesco Van Kampen VI Comstock (Grandmaster ™)	128,415	—	128,415	14.73	8,721
Invesco Van Kampen VI Comstock (IQ Annuity ™)	382,752	1	382,753	14.61	26,204
Invesco Van Kampen VI Comstock (IQ Advisor Standard ™)	48,962	—	48,962	12.47	3,926
Invesco Van Kampen VI Comstock (Pinnacle Plus ™)	177,738	—	177,738	13.26	13,408
Invesco Van Kampen VI Capital Growth (AdvantEdge ™)	18,399	3	18,402	10.74	1,714
Invesco Van Kampen VI Capital Growth (AnnuiChoice ™)	31,473	—	31,473	15.47	2,035
Invesco Van Kampen VI Capital Growth (AnnuiChoice II ™)	59,270	(1)	59,269	12.10	4,898
Invesco Van Kampen VI Capital Growth (GrandMaster flex3 ™)	47,602	—	47,602	14.80	3,217
Invesco Van Kampen VI Capital Growth (Grandmaster ™)	63,438	—	63,438	15.04	4,219
Invesco Van Kampen VI Capital Growth (IQ Annuity ™)	288,522	(1)	288,521	14.92	19,344
Invesco Van Kampen VI Capital Growth (Pinnacle Plus ™)	54,049	—	54,049	13.05	4,143
Invesco Van Kampen VI Mid Cap Value (AdvantEdge ™)	288,476	—	288,476	10.03	28,752
Invesco Van Kampen VI Mid Cap Value (AnnuiChoice ™)	29,628	—	29,628	10.19	2,908
Invesco Van Kampen VI Mid Cap Value (AnnuiChoice II ™)	157,607	—	157,607	10.15	15,531
Invesco Van Kampen VI Mid Cap Value (Grandmaster ™)	44,792	—	44,792	10.09	4,438
Invesco Van Kampen VI Mid Cap Value (Grandmaster flex3 ™)	27,580	—	27,580	10.04	2,747
Invesco Van Kampen VI Mid Cap Value (IQ Annuity ™)	94,901	—	94,901	10.07	9,428
Invesco Van Kampen VI Mid Cap Value (Pinnacle Plus ™)	4,055	—	4,055	10.01	405
Van Kampen UIF Emerging Markets Debt (AdvantEdge ™)	167,793	—	167,793	11.62	14,441
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)	254,660	8	254,668	12.01	21,197
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)	236,645	1	236,646	11.95	19,807
Van Kampen UIF Emerging Markets Debt (Grandmaster ™)	191,007	—	191,007	19.99	9,553
Van Kampen UIF Emerging Markets Debt (GrandMaste flex3 ™)	240,467	4	240,471	11.77	20,430
Van Kampen UIF Emerging Markets Debt (IQ Annuity ™)	335,538	—	335,538	19.83	16,918
Van Kampen UIF Emerging Markets Debt (Pinnacle Plus ™)	306,725	1	306,726	17.18	17,855
Van Kampen UIF Emerging Markets Debt (IQ Advisor Standard ™)	9,817	—	9,817	16.47	596
Van Kampen UIF Emerging Markets Equity (AdvantEdge ™)	333,674	4	333,678	9.14	36,522
Van Kampen UIF Emerging Markets Equity (AnnuiChoice ™)	503,607	(9)	503,598	37.34	13,487
Van Kampen UIF Emerging Markets Equity (AnnuiChoice II ™)	413,269	18	413,287	14.07	29,368
Van Kampen UIF Emerging Markets Equity (GrandMaster flex3 ™)	468,209	8	468,217	35.72	13,110
Van Kampen UIF Emerging Markets Equity (Grandmaster ™)	461,262	—	461,262	36.30	12,708
Van Kampen UIF Emerging Markets Equity (IQ Annuity ™)	607,632	—	607,632	36.00	16,876
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus ™)	475,196	(1)	475,195	31.07	15,295
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus Reduced M&E ™)	1,601	1	1,602	10.27	156
Van Kampen UIF Emerging Markets Equity (IQ Advisor Standard ™)	90,340	—	90,340	26.03	3,470
Van Kampen UIF U.S. Real Estate (AdvantEdge ™)	174,543	4	174,547	9.92	17,597
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)	482,813	14	482,827	7.72	62,520
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™)	258,497	2	258,499	7.68	33,660
Van Kampen UIF U. S. Real Estate (Pinnacle Plus ™)	389,677	—	389,677	19.09	20,412
Van Kampen UIF U. S. Real Estate (Pinnacle Plus Reduced M&E ™)	864	—	864	10.35	83
Van Kampen UIF U.S. Real Estate (Grandmaster ™)	257,746	1	257,747	22.40	11,506
Van Kampen UIF U.S. Real Estate (Grandmaster flex3 ™)	130,246	(2)	130,244	7.57	17,215
Van Kampen UIF U.S. Real Estate (IQ Annuity ™)	339,974	(1)	339,973	22.22	15,301
Van Kampen UIF U.S. Real Estate (IQ Advisor Standard ™)	279,000	(1)	278,999	17.75	15,717
Non-Affiliated Class B:
DWS Small Cap Index (AnnuiChoice ™)	382,093	3	382,096	15.20	25,144
DWS Small Cap Index (AnnuiChoice II ™)	215,983	—	215,983	10.65	20,279
DWS Small Cap Index (GrandMaster flex3 ™)	117,512	2	117,514	14.37	8,177
DWS Small Cap Index (Grandmaster ™)	118,441	1	118,442	13.30	8,906
DWS Small Cap Index (IQ3 ™)	360,515	(5)	360,510	14.49	24,881
DWS Small Cap Index (Pinnacle Plus ™)	112,167	(2)	112,165	15.05	7,454
DWS Small Cap Index (IQ Advisor Standard ™)	18,636	—	18,636	13.35	1,396
Columbia VIT Mid Cap Value (AdvantEdge ™)	93,687	—	93,687	15.65	5,987
Columbia VIT Mid Cap Value (AnnuiChoice ™)	32,861	—	32,861	15.81	2,079
Columbia VIT Mid Cap Value (AnnuiChoice II ™)	8,471	(1)	8,470	15.77	537
Columbia VIT Mid Cap Value (Grandmaster flex3 ™)	10,152	—	10,152	15.66	648
Columbia VIT Mid Cap Value (Grandmaster ™)	75,979	—	75,979	15.72	4,835
Columbia VIT Mid Cap Value (Pinnacle Plus ™)	151,393	—	151,393	15.63	9,686
Columbia VIT Small Cap Value (AdvantEdge ™)	141,781	(1)	141,780	15.55	9,117
Columbia VIT Small Cap Value (AnnuiChoice ™)	90,823	—	90,823	15.71	5,781
Columbia VIT Small Cap Value (AnnuiChoice II ™)	50,159	(4)	50,155	15.67	3,201
Columbia VIT Small Cap Value (Grandmaster flex3 ™)	31,540	(1)	31,539	15.56	2,026
Columbia VIT Small Cap Value (Grandmaster ™)	9,469	—	9,469	15.62	606
Columbia VIT Small Cap Value (Pinnacle Plus ™)	52,430	—	52,430	15.53	3,375

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at value	of Integrity	Net Assets	Unit Value	Units Outstanding
Advisor Class:
Pimco VIT All Asset (AdvantEdge ™)	$52,365	$6	$52,371	$11.01	4,756
Pimco VIT All Asset (AnnuiChoice ™)	86,198	—	86,198	11.10	7,769
Pimco VIT All Asset (AnnuiChoice II ™)	111,736	(1)	111,735	11.14	10,026
Pimco VIT All Asset (Grandmaster ™)	339,852	—	339,852	10.99	30,921
Pimco VIT All Asset (GrandMaster flex3 ™)	277,063	—	277,063	10.93	25,345
Pimco VIT All Asset (IQ Annuity ™)	127,964	1	127,965	10.96	11,674
Pimco VIT Commodity Real Return Strategy (AdvantEdge ™)	397,687	(3)	397,684	8.17	48,702
Pimco VIT Commodity Real Return Strategy (AnnuiChoice ™)	235,380	7	235,387	8.23	28,590
Pimco VIT Commodity Real Return Strategy (AnnuiChoice II ™)	278,839	(1)	278,838	8.26	33,740
Pimco VIT Commodity Real Return Strategy (Grandmaster ™)	199,223	—	199,223	8.16	24,427
Pimco VIT Commodity Real Return Strategy (GrandMaster flex3 ™)	383,575	(8)	383,567	8.11	47,285
Pimco VIT Commodity Real Return Strategy (IQ Annuity ™)	944,337	(3)	944,334	8.13	116,101
Pimco VIT Commodity Real Return Strategy (Pinnacle Plus ™)	170,137	—	170,137	8.09	21,042
Pimco VIT Low Duration (AdvantEdge ™)	59,011	(5)	59,006	11.13	5,299
Pimco VIT Low Duration (AnnuiChoice ™)	310,836	(6)	310,830	11.35	27,394
Pimco VIT Low Duration (AnnuiChoice II ™)	838,443	(10)	838,433	11.27	74,404
Pimco VIT Low Duration (Grandmaster™)	329,532	(9)	329,523	11.24	29,317
Pimco VIT Low Duration (GrandMaster flex3 ™)	294,751	(2)	294,749	11.18	26,366
Pimco VIT Low Duration (IQ Annuity ™)	807,755	(13)	807,742	11.21	72,059
Pimco VIT Low Duration (Pinnacle Plus ™)	136,211	16	136,227	11.14	12,225
Pimco VIT Real Return (AdvantEdge ™)	86,690	(5)	86,685	11.01	7,875
Pimco VIT Real Return (AnnuiChoice ™)	466,544	10	466,554	11.19	41,677
Pimco VIT Real Return (AnnuiChoice II ™)	224,579	(7)	224,572	11.14	20,158
Pimco VIT Real Return (IQ Annuity ™)	222,136	(5)	222,131	11.06	20,086
Pimco VIT Real Return (Grandmaster ™)	179,072	(7)	179,065	11.09	16,148
Pimco VIT Real Return (GrandMaster flex3 ™)	272,329	(6)	272,323	11.03	24,691
Pimco VIT Real Return (Pinnacle Plus ™)	155,870	2	155,872	10.99	14,179
Pimco VIT Total Return (AdvantEdge ™)	3,105,246	(7)	3,105,239	12.08	257,019
Pimco VIT Total Return (AnnuiChoice ™)	1,407,747	4	1,407,751	12.10	116,319
Pimco VIT Total Return (AnnuiChoice II ™)	1,420,647	(18)	1,420,629	12.23	116,183
Pimco VIT Total Return (IQ Annuity ™)	1,533,937	(21)	1,533,916	11.96	128,294
Pimco VIT Total Return (Grandmaster ™)	2,083,862	(19)	2,083,843	11.99	173,818
Pimco VIT Total Return (GrandMaster flex3 ™)	980,706	(18)	980,688	11.92	82,245
Pimco VIT Total Return (Pinnacle Plus ™)	557,028	7	557,035	11.89	46,868
Investor Class:
Rydex SGI VT Multi-Hedge Strategies (AdvantEdge ™)	28,266	1	28,267	8.35	3,387
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice ™)	51,801	1	51,802	8.36	6,193
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice II ™)	78,484	1	78,485	8.45	9,292
Rydex SGI VT Multi-Hedge Strategies (Grandmaster ™)	22,719	—	22,719	8.29	2,742
Rydex SGI VT Multi-Hedge Strategies (Grandmaster flex3 ™)	16,561	—	16,561	8.24	2,010
Rydex SGI VT Multi-Hedge Strategies (IQ Annuity ™)	25,246	—	25,246	8.26	3,055
Rydex SGI VT Multi-Hedge Strategies (Pinnacle Plus ™)	22,119	—	22,119	8.21	2,693
Rydex SGI VT Alternative Strategies Allocation (GrandMaster flex3 ™)	10,285	(1)	10,284	9.62	1,070
Rydex SGI VT Alternative Strategies Allocation (AdvantEdge ™)	134,398	—	134,398	9.61	13,988
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice ™)	6,157	(1)	6,156	9.73	633
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice II ™)	101,774	—	101,774	9.70	10,495
Rydex SGI VT Alternative Strategies Allocation (Grandmaster flex3 ™)	20,266	—	20,266	9.66	2,099
Rydex SGI VT Alternative Strategies Allocation (IQ Annuity ™)	5,189	(1)	5,188	9.64	538
Rydex SGI VT Alternative Strategies Allocation (Pinnacle Plus ™)	499	—	499	9.59	52
Rydex SGI VT U.S. Long Short Momentum (AdvantEdge ™)	25,432	—	25,432	9.11	2,793
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice ™)	35,850	—	35,850	8.99	3,986
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice II ™)	31,021	—	31,021	9.22	3,366
Rydex SGI VT U.S. Long Short Momentum (IQ Annuity ™)	36,933	—	36,933	8.89	4,156
Rydex SGI VT U.S. Long Short Momentum (Grandmaster ™)	3,328	—	3,328	8.91	373
Rydex SGI VT U.S. Long Short Momentum (GrandMaster flex3 ™)	12,336	—	12,336	8.86	1,392
Rydex SGI VT U.S. Long Short Momentum (Pinnacle Plus ™)	13,361	—	13,361	8.83	1,513
Rydex SGI VT Managed Futures Strategies (AdvantEdge ™)	174,806	—	174,806	8.53	20,504
Rydex SGI VT Managed Futures Strategies (AnnuiChoice ™)	9,764	(1)	9,763	8.63	1,131
Rydex SGI VT Managed Futures Strategies (AnnuiChoice II ™)	60,336	—	60,336	8.61	7,012
Rydex SGI VT Managed Futures Strategies (Grandmaster flex3 ™)	3,559	—	3,559	8.57	415
Rydex SGI VT Managed Futures Strategies (IQ Annuity ™)	55,200	(1)	55,199	8.55	6,456
Rydex SGI VT Managed Futures Strategies (Pinnacle Plus ™)	1,251	(1)	1,250	8.51	147

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Operations

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Affiliated:
Touchstone Aggressive ETF (AdvantEdge ™)	$1,188	$930	$258	$501	$—	$1,728	$7,292	$5,564	$6,065	$6,323
Touchstone Aggressive ETF (AnnuiChoice ™)	15,837	6,424	9,413	32,974	—	10,745	52,972	42,227	75,201	84,614
Touchstone Aggressive ETF (AnnuiChoice II ™)	13,090	9,231	3,859	17,619	—	101,906	168,582	66,676	84,295	88,154
Touchstone Aggressive ETF (GrandMaster flex3 ™)	46,045	28,424	17,622	(129,107)	—	(190,577)	151,567	342,144	213,037	230,659
Touchstone Aggressive ETF (Grandmaster ™)	1,034	1,878	(844)	10,601	—	3,315	5,985	2,670	13,271	12,427
Touchstone Aggressive ETF (IQ Annuity ™)	52,034	45,096	6,938	(59,648)	—	(598,100)	(194,212)	403,888	344,240	351,178
Touchstone Aggressive ETF (IQ Advisor Standard™)	205	78	127	839	—	2,035	2,256	221	1,060	1,187
Touchstone Aggressive ETF (Pinnacle Plus ™)	4,642	4,814	(172)	4,425	—	49,423	75,641	26,218	30,643	30,471
Touchstone Baron Small Cap Growth (AdvantEdge ™)	—	4,236	(4,236)	4,489	—	9,670	75,570	65,900	70,389	66,153
Touchstone Baron Small Cap Growth (AnnuiChoice II ™)	—	2,123	(2,123)	18,144	—	35,708	56,493	20,785	38,929	36,806
Touchstone Baron Small Cap Growth (AnnuiChoice ™)	—	9,585	(9,585)	(148,493)	—	(42,279)	320,479	362,758	214,265	204,680
Touchstone Baron Small Cap Growth (GrandMaster flex3 ™)	—	11,994	(11,994)	(192,037)	—	(182,594)	178,113	360,707	168,670	156,676
Touchstone Baron Small Cap Growth (Grandmaster ™)	—	11,436	(11,436)	7,091	—	90,382	275,046	184,664	191,755	180,319
Touchstone Baron Small Cap Growth (IQ Advisor Enhanced ™)	—	44	(44)	(6)	—	(733)	551	1,284	1,278	1,234
Touchstone Baron Small Cap Growth (IQ Advisor Standard ™)	—	1,377	(1,377)	(30,017)	—	(26,015)	57,113	83,128	53,111	51,734
Touchstone Baron Small Cap Growth (IQ Annuity ™)	—	35,877	(35,877)	(341,108)	—	(518,211)	402,918	921,129	580,021	544,144
Touchstone Baron Small Cap Growth (Pinnacle Plus ™)	—	7,712	(7,712)	(55,617)	—	(102,531)	56,061	158,592	102,975	95,263
Touchstone Conservative ETF (AdavatEdge ™)	7,113	4,687	2,426	4,550	—	3,759	18,569	14,810	19,360	21,786
Touchstone Conservative ETF (AnnuiChoice ™)	17,782	7,697	10,085	1,748	—	13,768	59,171	45,403	47,151	57,236
Touchstone Conservative ETF (AnnuiChoice II ™)	26,401	10,765	15,636	18,690	—	18,093	60,934	42,841	61,531	77,167
Touchstone Conservative ETF (GrandMaster flex3 ™)	15,729	10,909	4,820	(517)	—	8,357	48,952	40,595	40,078	44,898
Touchstone Conservative ETF (Grandmaster ™)	14,936	9,292	5,644	1,003	—	(26,508)	15,257	41,765	42,768	48,412
Touchstone Conservative ETF (IQ Advisor Standard ™)	3,040	812	2,228	562	—	6,375	14,150	7,775	8,337	10,565
Touchstone Conservative ETF (IQ Annuity ™)	24,935	18,253	6,682	(12,975)	—	(19,191)	70,589	89,780	76,805	83,487
Touchstone Conservative ETF (Pinnacle Plus ™)	2,045	2,514	(469)	1,116	—	1,233	10,525	9,292	10,408	9,939
Touchstone Core Bond (AdvantEdge ™)	3,086	1,448	1,638	4,629	—	1,634	423	(1,211)	3,418	5,056
Touchstone Core Bond (AnnuiChoice ™)	21,884	7,274	14,610	18,874	—	3,911	19,549	15,638	34,512	49,122
Touchstone Core Bond (AnnuiChoice II ™)	10,378	2,698	7,680	1,082	—	227	4,071	3,844	4,926	12,606
Touchstone Core Bond (GrandMaster flex3 ™)	13,445	7,566	5,879	12,924	—	10,702	20,009	9,307	22,231	28,110
Touchstone Core Bond (Grandmaster ™)	14,239	6,230	8,009	8,924	—	(656)	10,765	11,421	20,345	28,354
Touchstone Core Bond (IQ Annuity ™)	20,824	8,102	12,722	5,578	—	14,885	28,392	13,507	19,085	31,807
Touchstone Core Bond (Pinnacle Plus ™)	15,022	6,353	8,669	7,123	—	10,879	15,360	4,481	11,604	20,273
Touchstone Core Bond (IQ Advisor Standard ™)	6,210	1,033	5,177	139	—	961	7,246	6,285	6,424	11,601
Touchstone Enhanced ETF (AdvantEdge ™)	7,286	5,716	1,570	(3,000)	—	19,085	54,694	35,609	32,609	34,179
Touchstone Enhanced ETF (AnnuiChoice ™)	12,550	6,300	6,250	(19,775)	—	(147,862)	(71,118)	76,744	56,969	63,219
Touchstone Enhanced ETF (AnnuiChoice II ™)	2,136	1,210	926	656	—	15,867	24,849	8,982	9,638	10,564
Touchstone Enhanced ETF (GrandMaster flex3 ™)	24,798	20,938	3,860	96,413	—	266,175	290,825	24,650	121,063	124,923
Touchstone Enhanced ETF (Grandmaster ™)	3,907	3,627	280	23,822	—	52,034	48,117	(3,917)	19,905	20,185

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Affiliated (continued):
Touchstone Enhanced ETF (IQ Advisor Enhanced ™)	$776	$304	$472	$(121)	$—	$(8,170)	$(4,568)	$3,602	$3,481	$3,953
Touchstone Enhanced ETF (IQ Advisor Standard ™)	3,379	990	2,389	(652)	—	(62,833)	(47,029)	15,804	15,152	17,541
Touchstone Enhanced ETF (IQ Annuity ™)	73,714	54,955	18,759	(220,562)	—	(1,130,627)	(565,382)	565,245	344,683	363,442
Touchstone Enhanced ETF (Pinnacle Plus ™)	6,338	5,265	1,073	321	—	50,880	79,760	28,880	29,201	30,274
Touchstone GMAB Aggressive ETF (AnnuiChoice II ™)	2,841	3,034	(193)	1,071	—	29,093	46,814	17,721	18,792	18,599
Touchstone GMAB Conservative ETF (AnnuiChoice II ™)	5,792	4,634	1,158	3,276	—	20,289	33,679	13,390	16,666	17,824
Touchstone GMAB Moderate ETF (AnnuiChoice ™)	756	558	198	362	—	4,657	7,278	2,621	2,983	3,181
Touchstone GMAB Moderate ETF (AnnuiChoice II ™)	512	402	110	74	—	3,052	4,935	1,883	1,957	2,067
Touchstone High Yield (AnnuiChoice ™)	32,539	3,945	28,594	(8,650)	—	13,727	35,277	21,550	12,900	41,494
Touchstone High Yield (AnnuiChoice II ™)	13,738	1,564	12,174	1,610	—	19,987	20,681	694	2,304	14,478
Touchstone High Yield (GrandMaster flex3 ™)	56,068	10,461	45,607	109,828	—	147,537	61,254	(86,283)	23,545	69,152
Touchstone High Yield (Grandmaster ™)	17,070	3,034	14,036	66,890	—	42,375	(14,045)	(56,420)	10,470	24,506
Touchstone High Yield (IQ Annuity ™)	44,492	16,707	27,785	286,901	—	210,144	(15,908)	(226,052)	60,849	88,634
Touchstone High Yield (IQ Advisor Standard™)	6,312	794	5,518	16,584	—	12,934	2,289	(10,645)	5,939	11,457
Touchstone High Yield (Pinnacle Plus ™)	32,373	6,975	25,398	(14,556)	—	6,429	34,401	27,972	13,416	38,814
Touchstone High Yield (AdvantEdge ™)	98,197	11,211	86,986	46,718	—	(4,358)	(87,892)	(83,534)	(36,816)	50,170
Touchstone Large Cap Core Equity (AdvantEdge ™)	4,330	1,670	2,660	904	—	816	20,920	20,104	21,008	23,668
Touchstone Large Cap Core Equity (AnnuiChoice ™)	19,183	11,071	8,112	(65,373)	—	(84,068)	85,557	169,625	104,252	112,364
Touchstone Large Cap Core Equity (AnnuiChoice II ™)	4,036	2,558	1,478	(17,827)	—	(22,670)	12,873	35,543	17,716	19,194
Touchstone Large Cap Core Equity (GrandMaster flex3 ™)	8,323	7,542	781	(37,702)	—	(75,258)	10,664	85,922	48,220	49,001
Touchstone Large Cap Core Equity (Grandmaster ™)	22,118	16,905	5,213	32,735	—	122,870	210,453	87,583	120,318	125,531
Touchstone Large Cap Core Equity (IQ Advisor Standard ™)	356	115	241	(266)	—	(4,023)	(1,869)	2,154	1,888	2,129
Touchstone Large Cap Core Equity (IQ Annuity ™)	9,767	9,416	351	(60,644)	—	(145,829)	(29,511)	116,318	55,674	56,025
Touchstone Large Cap Core Equity (Pinnacle Plus ™)	11,872	9,837	2,035	(26,843)	—	(47,517)	40,619	88,136	61,293	63,328
Touchstone Large Cap Core Equity (Pinnacle Plus Reduced M&E ™) (November 1)*	43	4	39	(1)	—	—	20	20	19	58
Touchstone Mid Cap Growth (AdvantEdge ™)	354	504	(150)	665	—	703	7,785	7,082	7,747	7,597
Touchstone Mid Cap Growth (AnnuiChoice ™)	4,180	19,887	(15,707)	(407,732)	—	(471,144)	313,830	784,974	377,242	361,535
Touchstone Mid Cap Growth (AnnuiChoice II ™)	2,584	13,055	(10,471)	(97,637)	—	(361,017)	(34,978)	326,039	228,402	217,931
Touchstone Mid Cap Growth (GrandMaster flex3 ™)	376	3,371	(2,995)	(95,763)	—	(70,597)	61,618	132,215	36,452	33,457
Touchstone Mid Cap Growth (Grandmaster ™)	161	1,821	(1,660)	(33,693)	—	(30,630)	29,818	60,448	26,755	25,095
Touchstone Mid Cap Growth (IQ Annuity ™)	1,466	9,835	(8,369)	(100,881)	—	(139,309)	93,749	233,058	132,177	123,808
Touchstone Mid Cap Growth (Pinnacle Plus ™)	847	7,358	(6,511)	(14,755)	—	(5,523)	59,812	65,335	50,580	44,069
Touchstone Mid Cap Growth (Pinnacle Plus Reduced M&E ™) (November 1)*	6	5	1	21	—	—	147	147	168	169
Touchstone Mid Cap Growth (IQ Advisor Standard ™)	9	23	(14)	7	—	1,151	1,923	772	779	765
Touchstone Moderate ETF (AdvantEdge ™)	12,795	7,364	5,431	(259)	—	(13,196)	29,846	43,042	42,783	48,214
Touchstone Moderate ETF (AnnuiChoice ™)	78,886	36,464	42,422	(2,243)	—	(97,473)	208,897	306,370	304,127	346,549
Touchstone Moderate ETF (AnnuiChoice II ™)	45,356	22,186	23,170	20,406	—	153,399	302,153	148,754	169,160	192,330
Touchstone Moderate ETF (GrandMaster flex3 ™)	56,300	47,869	8,431	(160,942)	—	(101,438)	296,662	398,100	237,158	245,589

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Affiliated (continued):
Touchstone Moderate ETF (Grandmaster ™)	$5,192	$3,392	$1,800	$(2,437)	$—	$(2,300)	$21,297	$23,597	$21,160	$22,960
Touchstone Moderate ETF (IQ Annuity ™)	49,542	33,960	15,582	(32,197)	—	(171,215)	57,634	228,849	196,652	212,234
Touchstone Moderate ETF (Pinnacle Plus ™)	16,165	13,157	3,008	16,422	—	101,258	153,121	51,863	68,285	71,293
Touchstone Moderate ETF (IQ Advisor Enhanced ™)	932	331	601	15	—	330	3,858	3,528	3,543	4,144
Touchstone Moderate ETF (IQ Advisor Standard ™)	2,530	765	1,765	2,848	—	7,865	15,763	7,898	10,746	12,511
Touchstone Money Market (AdvantEdge ™)	4,593	35,581	(30,988)	—	—	—	—	—	—	(30,988)
Touchstone Money Market (AnnuiChoice ™)	3,320	20,916	(17,596)	—	—	8	8	—	—	(17,596)
Touchstone Money Market (AnnuiChoice II ™)	3,702	25,033	(21,331)	—	—	—	—	—	—	(21,331)
Touchstone Money Market (Grandmaster ™)	7,839	67,292	(59,453)	—	—	13	13	—	—	(59,453)
Touchstone Money Market (GrandMaster flex3™)	2,912	31,785	(28,873)	—	—	—	—	—	—	(28,873)
Touchstone Money Market (IQ Advisor Standard ™)	488	1,916	(1,428)	—	—	—	—	—	—	(1,428)
Touchstone Money Market (IQ Annuity ™)	208	5,647	(5,439)	—	—	40	40	—	—	(5,439)
Touchstone Money Market (IQ3 ™)	7,385	64,822	(57,437)	—	—	—	—	—	—	(57,437)
Touchstone Money Market (Pinnacle Plus ™)	3,323	32,885	(29,562)	—	—	—	—	—	—	(29,562)
Touchstone Third Avenue Value (AdvantEdge ™)	39,848	8,970	30,878	(3,100)	—	9,064	83,742	74,678	71,578	102,456
Touchstone Third Avenue Value (AnnuiChoice ™)	177,039	29,704	147,335	(871,188)	—	(1,109,596)	116,306	1,225,902	354,714	502,049
Touchstone Third Avenue Value (AnnuiChoice II ™)	58,713	10,586	48,127	(124,538)	—	(228,725)	5,901	234,626	110,088	158,215
Touchstone Third Avenue Value (GrandMaster flex3 ™)	57,051	23,190	33,861	(17,244)	—	24,688	213,967	189,279	172,035	205,896
Touchstone Third Avenue Value (Grandmaster ™)	66,187	14,860	51,327	(277,152)	—	(543,681)	(136,247)	407,434	130,282	181,609
Touchstone Third Avenue Value (IQ Annuity ™)	167,469	39,452	128,017	(651,019)	—	(1,369,199)	(389,076)	980,123	329,104	457,121
Touchstone Third Avenue Value (Pinnacle Plus ™)	66,890	18,132	48,758	(220,498)	—	(161,945)	179,749	341,694	121,196	169,954
Touchstone Third Avenue Value (IQ Advisor Enhanced ™)	309	37	272	(35)	—	(3,015)	(2,396)	619	584	856
Touchstone Third Avenue Value (IQ Advisor Standard ™)	40,920	3,773	37,147	(41,465)	—	(194,565)	(74,960)	119,605	78,140	115,287
Non-Affiliated:
JP Morgan IT Mid Cap Value (AnnuiChoice ™)	2,216	1,849	367	6,852	—	42,430	71,262	28,832	35,684	36,051
JP Morgan IT Mid Cap Value (GrandMaster flex3 ™)	4,664	5,463	(799)	81,426	—	88,364	72,773	(15,591)	65,835	65,036
JP Morgan IT Mid Cap Value (Grandmaster ™)	735	855	(120)	319	—	13,590	26,165	12,575	12,894	12,774
JP Morgan IT Mid Cap Value (IQ3 ™)	1,028	1,325	(297)	23,772	—	27,376	22,902	(4,474)	19,298	19,001
JP Morgan IT Mid Cap Value (Pinnacle Plus ™)	2,281	2,008	273	29,209	—	41,985	29,359	(12,626)	16,583	16,856
Non-Affiliated Initial Class:
Fidelity VIP Equity-Income (Grandmaster ™)	173,962	135,200	38,762	(425,541)	—	(3,612,861)	(1,983,802)	1,629,059	1,203,518	1,242,280
Fidelity VIP Growth (Grandmaster ™)	41,009	92,229	(51,220)	248,798	—	27,002	1,224,714	1,197,712	1,446,510	1,395,290
Fidelity VIP High Income (Grandmaster ™)	255,156	39,162	215,994	239,129	—	403,552	271,084	(132,468)	106,661	322,655
Fidelity VIP II Asset Manager (Grandmaster ™)	158,026	98,218	59,808	(40,130)	—	(660,701)	188,436	849,137	809,007	868,815
Fidelity VIP II Contrafund (Grandmaster ™)	154,015	163,657	(9,642)	(1,005,960)	—	(6,184,624)	(3,418,709)	2,765,915	1,759,955	1,750,313
Fidelity VIP II Index 500 (Grandmaster ™)	93,347	63,842	29,505	203,211	85,192	(489,397)	(222,596)	266,801	555,204	584,709
Fidelity VIP II Index 500 (IQ Annuity ™)	6,878	4,974	1,904	18,955	5,957	53,371	69,806	16,435	41,347	43,251
Fidelity VIP II Investment Grade Bond (AnnuiChoice ™)	19,199	4,406	14,793	3,973	—	4,221	14,893	10,672	14,645	29,438
Fidelity VIP II Investment Grade Bond (AnnuiChoice II ™)	2,251	868	1,383	3,342	—	616	1,764	1,148	4,490	5,873

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Initial Class (continued):
Fidelity VIP II Investment Grade Bond (Grandmaster ™)	$156,917	$46,822	$110,095	$29,141	$—	$53,313	$127,069	$73,756	$102,897	$212,992
Fidelity VIP II Investment Grade Bond (Grandmaster flex3 ™)	17,775	7,638	10,137	12,962	—	5,170	14,720	9,550	22,512	32,649
Fidelity VIP II Investment Grade Bond (IQ Annuity ™)	50,827	16,036	34,791	3,019	—	9,065	37,468	28,403	31,422	66,213
Fidelity VIP II Investment Grade Bond (Pinnacle Plus ™)	4,231	1,618	2,613	997	—	1,039	3,231	2,192	3,189	5,802
Fidelity VIP III Balanced (Grandmaster ™)	45,834	22,844	22,990	(9,671)	—	(75,167)	128,519	203,686	194,015	217,005
Fidelity VIP Overseas (AnnuiChoice ™)	2,269	1,473	796	(17,365)	—	(62,978)	(30,114)	32,864	15,499	16,295
Fidelity VIP Overseas (AnnuiChoice II ™)	957	716	241	(5,702)	—	(34,842)	(22,790)	12,052	6,350	6,591
Fidelity VIP Overseas (Grandmaster ™)	45,994	40,109	5,885	(34,660)	—	(972,055)	(617,714)	354,341	319,681	325,566
Fidelity VIP Overseas (Grandmaster flex3 ™)	444	440	4	1,243	—	13,350	15,285	1,935	3,178	3,182
Fidelity VIP Overseas (IQ Annuity ™)	430	463	(33)	(10,002)	—	(15,522)	(2,936)	12,586	2,584	2,551
Fidelity VIP Overseas (Pinnacle Plus ™)	1,469	1,656	(187)	(7,812)	—	4,949	22,882	17,933	10,121	9,934
Non-Affiliated Service Class:
Fidelity VIP Equity-Income (IQ Annuity ™)	6,096	5,253	843	(19,258)	—	(172,206)	(108,183)	64,023	44,765	45,608
Fidelity VIP Growth (IQ Annuity ™)	1,669	4,804	(3,135)	2,737	—	73,254	142,387	69,133	71,870	68,735
Fidelity VIP High Income (IQ Annuity ™)	57,617	7,969	49,648	31,277	—	35,499	(32,821)	(68,320)	(37,043)	12,605
Fidelity VIP II Asset Manager (IQ Annuity ™)	2,183	1,598	585	(2,653)	—	(2,279)	12,846	15,125	12,472	13,057
Fidelity VIP II Contrafund (IQ Annuity ™)	9,474	11,876	(2,402)	(43,131)	—	(94,715)	68,094	162,809	119,678	117,276
Fidelity VIP III Balanced (IQ Annuity ™)	2,588	1,815	773	1,441	—	(4,039)	9,552	13,591	15,032	15,805
Fidelity VIP III Mid Cap (Grandmaster ™)	9,330	22,161	(12,831)	(106,452)	—	(305,310)	201,527	506,837	400,385	387,554
Fidelity VIP III Mid Cap (IQ Annuity ™)	5,536	14,073	(8,537)	(28,045)	—	(187,533)	77,415	264,948	236,903	228,366
Fidelity VIP Overseas (IQ Annuity ™)	578	652	(74)	(9,497)	—	(25,090)	(12,184)	12,906	3,409	3,335
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (AdvantEdge ™)	1,712	1,401	311	4,380	—	6,772	11,986	5,214	9,594	9,905
Fidelity VIP Asset Manager (AnnuiChoice ™)	6,196	3,110	3,086	(8,101)	—	(45,860)	(2,708)	43,152	35,051	38,137
Fidelity VIP Asset Manager (AnnuiChoice II ™)	1,127	642	485	2,939	—	2,010	4,891	2,881	5,820	6,305
Fidelity VIP Asset Manager (GrandMaster flex3 ™)	3,196	2,850	346	(2,472)	—	21,285	42,767	21,482	19,010	19,356
Fidelity VIP Asset Manager (IQ3 ™)	5,293	3,936	1,357	(6,632)	—	(23,964)	12,843	36,807	30,175	31,532
Fidelity VIP Asset Manager (Pinnacle Plus ™)	1,803	1,590	213	(2,943)	—	(2,079)	11,001	13,080	10,137	10,350
Fidelity VIP Balanced (AdvantEdge ™)	3,463	2,200	1,263	12,661	—	13,648	20,864	7,216	19,877	21,140
Fidelity VIP Balanced (AnnuiChoice ™)	17,822	7,822	10,000	(31,723)	—	(42,897)	87,604	130,501	98,778	108,778
Fidelity VIP Balanced (AnnuiChoice II ™)	6,666	3,065	3,601	1,666	—	16,437	52,227	35,790	37,456	41,057
Fidelity VIP Balanced (GrandMaster flex3 ™)	9,879	7,085	2,794	(4,538)	—	(29,550)	31,918	61,468	56,930	59,724
Fidelity VIP Balanced (Grandmaster ™)	20,808	13,695	7,113	(12,895)	—	(133,599)	26,767	160,366	147,471	154,584
Fidelity VIP Balanced (IQ3 ™)	18,135	11,375	6,760	(8,850)	—	(43,078)	67,796	110,874	102,024	108,784
Fidelity VIP Balanced (Pinnacle Plus ™)	3,398	3,566	(168)	5,144	—	1,925	11,071	9,146	14,290	14,122
Fidelity VIP Balanced (IQ Advisor Standard ™)	3,266	936	2,330	(364)	—	(26,306)	(3,010)	23,296	22,932	25,262
Fidelity VIP Contrafund (AdvantEdge ™)	16,106	16,836	(730)	21,677	—	67,950	256,571	188,621	210,298	209,568
Fidelity VIP Contrafund (AnnuiChoice ™)	37,622	36,490	1,132	(362,408)	—	(123,497)	744,767	868,264	505,856	506,988

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Contrafund (AnnuiChoice II ™)	$19,784	$20,647	$(863)	$(14,690)	$—	$170,716	$459,565	$288,849	$274,159	$273,296
Fidelity VIP Contrafund (GrandMaster flex3 ™)	21,190	35,351	(14,161)	251,566	—	617,609	675,235	57,626	309,192	295,031
Fidelity VIP Contrafund (IQ3 ™)	50,073	64,332	(14,259)	(523,288)	—	(1,436,203)	(285,439)	1,150,764	627,476	613,217
Fidelity VIP Contrafund (Pinnacle Plus ™)	15,700	23,476	(7,776)	(52,228)	—	74,561	310,363	235,802	183,574	175,798
Fidelity VIP Contrafund (IQ Advisor Standard ™)	2,645	1,005	1,640	(24,375)	—	(23,825)	21,045	44,870	20,495	22,135
Fidelity VIP Disciplined Small Cap (AdvantEdge™)	1	31	(30)	9	—	330	769	439	448	418
Fidelity VIP Disciplined Small Cap (AnnuiChoice ™)	72	1,274	(1,202)	(13,740)	—	(19,602)	22,640	42,242	28,502	27,300
Fidelity VIP Disciplined Small Cap (AnnuiChoice II ™)	16	329	(313)	1,257	—	757	6,432	5,675	6,932	6,619
Fidelity VIP Disciplined Small Cap (GrandMaster ™)	37	791	(754)	(3,271)	—	(12,794)	4,150	16,944	13,673	12,919
Fidelity VIP Disciplined Small Cap (GrandMaster flex3 ™)	34	834	(800)	(2,306)	—	(14,040)	516	14,556	12,250	11,450
Fidelity VIP Disciplined Small Cap (IQ Annuity ™)	53	1,251	(1,198)	(2,102)	—	(19,941)	2,063	22,004	19,902	18,704
Fidelity VIP Disciplined Small Cap (Pinnacle Plus ™)	7	197	(190)	(890)	—	(1,487)	1,552	3,039	2,149	1,959
Fidelity VIP Equity-Income (AdvantEdge ™)	971	638	333	1,293	—	3,711	8,834	5,123	6,416	6,749
Fidelity VIP Equity-Income (AnnuiChoice ™)	19,247	12,921	6,326	(192,788)	—	(608,960)	(257,189)	351,771	158,983	165,309
Fidelity VIP Equity-Income (AnnuiChoice II ™)	7,067	5,225	1,842	(20,364)	—	8,495	87,846	79,351	58,987	60,829
Fidelity VIP Equity-Income (GrandMaster flex3 ™)	4,452	4,523	(71)	(49,241)	—	(73,049)	12,583	85,632	36,391	36,320
Fidelity VIP Equity-Income (IQ3 ™)	11,647	11,712	(65)	(179,874)	—	(369,594)	(103,513)	266,081	86,207	86,142
Fidelity VIP Equity-Income (Pinnacle Plus ™)	3,439	3,871	(432)	(26,853)	—	(68,194)	(13,076)	55,118	28,265	27,833
Fidelity VIP Equity-Income (IQ Advisor Standard ™)	321	118	203	(266)	—	(4,542)	(1,783)	2,759	2,493	2,696
Fidelity Freedom 2010 (Adnavtedge ™)	5,973	2,823	3,150	364	938	730	15,549	14,819	16,121	19,271
Fidelity Freedom 2010 (AnnuiChoice ™)	146	45	101	(17)	23	(613)	(229)	384	390	491
Fidelity Freedom 2010 (AnnuiChoice II ™)	7,603	2,666	4,937	(7,171)	1,145	(14,198)	12,625	26,823	20,797	25,734
Fidelity Freedom 2010 (GrandMaster ™)	2,830	3,169	(339)	41,477	254	28,817	7,186	(21,631)	20,100	19,761
Fidelity Freedom 2010 (IQ Annuity ™)	5,242	2,460	2,782	(29,775)	766	(26,905)	20,212	47,117	18,108	20,890
Fidelity Freedom 2010 (Pinnacle Plus ™)	241	121	120	16	37	694	1,263	569	622	742
Fidelity Freedom 2015 (AdvantEdge ™)	2,018	1,144	874	(3,702)	93	(8,226)	987	9,213	5,604	6,478
Fidelity Freedom 2015 (AnnuiChoice ™)	801	259	542	(27)	38	(2,994)	(641)	2,353	2,364	2,906
Fidelity Freedom 2015 (AnnuiChoice II ™)	5,163	2,095	3,068	(11,078)	239	(24,711)	1,718	26,429	15,590	18,658
Fidelity Freedom 2015 (GrandMaster ™)	620	272	348	18	30	648	2,434	1,786	1,834	2,182
Fidelity Freedom 2015 (IQ Annuity ™)	3,423	1,614	1,809	(402)	163	(14,387)	(4,035)	10,352	10,113	11,922
Fidelity Freedom 2015 (Pinnacle Plus ™)	2,817	1,997	820	(13,359)	135	(13,386)	9,309	22,695	9,471	10,291
Fidelity Freedom 2020 (AdvantEdge ™)	5,069	2,970	2,099	(1,063)	91	1,594	23,459	21,865	20,893	22,992
Fidelity Freedom 2020 (AnnuiChoice ™)	1,226	477	749	(1,825)	21	(3,661)	4,090	7,751	5,947	6,696
Fidelity Freedom 2020 (AnnuiChoice II ™)	17,193	6,872	10,321	(2,024)	312	19,613	89,066	69,453	67,741	78,062
Fidelity Freedom 2020 (GrandMaster ™)	931	412	519	60	17	3,140	6,292	3,152	3,229	3,748
Fidelity Freedom 2020 (IQ Annuity ™)	1,011	527	484	(117)	18	(7,352)	(3,325)	4,027	3,928	4,412
Fidelity Freedom 2020 (Pinnacle Plus ™)	435	261	174	25	8	996	2,654	1,658	1,691	1,865
Fidelity Freedom 2025 (AnnuiChoice II ™)	4,018	1,757	2,261	(491)	63	(18,489)	378	18,867	18,439	20,700

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Service Class 2 (continued):
Fidelity Freedom 2025 (GrandMaster ™)	$43	$22	$21	$(7)	$1	$(380)	$(175)	$205	$199	$220
Fidelity Freedom 2025 (Pinnacle Plus ™)	179	114	65	(36)	3	(1,271)	(415)	856	823	888
Fidelity Freedom 2030 (AdvantEdge ™)	2,085	1,304	781	33	89	—	8,599	8,599	8,721	9,502
Fidelity Freedom 2030 (AnnuiChoice II ™)	5,416	2,504	2,912	(782)	230	(31,320)	(3,244)	28,076	27,524	30,436
Fidelity Freedom 2030 (IQ Annuity ™)	785	439	346	(113)	34	(3,222)	781	4,003	3,924	4,270
Fidelity VIP Growth (AdvantEdge ™)	171	510	(339)	2,053	—	2,429	7,429	5,000	7,053	6,714
Fidelity VIP Growth (AnnuiChoice ™)	2,375	6,342	(3,967)	(18,893)	—	(219,950)	(65,230)	154,720	135,827	131,860
Fidelity VIP Growth (AnnuiChoice II ™)	806	2,924	(2,118)	15,349	—	11,826	49,630	37,804	53,153	51,035
Fidelity VIP Growth (GrandMaster ™)	2,164	7,510	(5,346)	(64,046)	—	(53,077)	133,947	187,024	122,978	117,632
Fidelity VIP Growth (GrandMaster flex3 ™)	1,104	4,048	(2,944)	(12,734)	—	(73,471)	4,678	78,149	65,415	62,471
Fidelity VIP Growth (IQ3 ™)	1,658	6,776	(5,118)	(46,517)	—	(150,252)	(4,291)	145,961	99,444	94,326
Fidelity VIP Growth (Pinnacle Plus ™)	417	1,734	(1,317)	(4,314)	—	(25,893)	3,684	29,577	25,263	23,946
Fidelity VIP Growth (IQ Advisor Standard ™)	13	21	(8)	(7)	—	(1,172)	(404)	768	761	753
Fidelity VIP High Income (AdvantEdge ™)	44,343	7,626	36,717	75,128	—	54,327	(14,751)	(69,078)	6,050	42,767
Fidelity VIP High Income (AnnuiChoice ™)	38,843	7,424	31,419	67,235	—	43,754	(10,172)	(53,926)	13,309	44,728
Fidelity VIP High Income (AnnuiChoice II ™)	56,844	5,367	51,477	69,196	—	65,138	(13,552)	(78,690)	(9,494)	41,983
Fidelity VIP High Income (GrandMaster flex3 ™)	1,199,272	156,319	1,042,953	1,378,256	—	1,198,998	(265,801)	(1,464,799)	(86,543)	956,410
Fidelity VIP High Income (IQ3 ™)	136,588	19,422	117,166	215,901	—	186,980	(36,311)	(223,291)	(7,390)	109,776
Fidelity VIP High Income (Pinnacle Plus ™)	8,990	1,456	7,534	(1,979)	—	(2,622)	1,401	4,023	2,044	9,578
Fidelity VIP Index 500 (AdvantEdge ™)	6,788	3,287	3,501	1,194	731	2,585	44,096	41,511	43,436	46,937
Fidelity VIP Index 500 (AnnuiChoice ™)	17,687	9,969	7,718	(124,867)	19,749	(245,791)	(26,409)	219,382	114,264	121,982
Fidelity VIP Index 500 (IQ3 ™)	25,170	22,259	2,911	24,570	30,390	237,120	347,657	110,537	165,497	168,408
Fidelity VIP Index 500 (AnnuiChoice II ™)	10,456	6,089	4,367	(13,154)	8,384	3,879	78,686	74,807	70,037	74,404
Fidelity VIP Index 500 (Grandmaster ™)	13,047	11,004	2,043	(169,253)	14,407	(328,169)	(69,631)	258,538	103,692	105,735
Fidelity VIP Index 500 (Grandmaster flex3 ™)	5,582	5,094	488	(35,078)	6,160	13,150	77,903	64,753	35,835	36,323
Fidelity VIP Index 500 (IQ Advisor Standard ™)	6,478	2,060	4,418	(29,239)	6,666	22,143	81,777	59,634	37,061	41,479
Fidelity VIP Index 500 (Pinnacle Plus ™)	5,010	4,294	716	(20,674)	4,631	(56,045)	(6,266)	49,779	33,736	34,452
Fidelity VIP Investment Grade Bond (AdvantEdge ™)	30,448	8,671	21,777	15,494	—	4,848	(8,786)	(13,634)	1,860	23,637
Fidelity VIP Investment Grade Bond (AnnuiChoice ™)	146,513	35,168	111,345	45,000	—	63,188	131,435	68,247	113,247	224,592
Fidelity VIP Investment Grade Bond (AnnuiChoice II ™)	47,229	11,837	35,392	12,343	—	15,037	27,196	12,159	24,502	59,894
Fidelity VIP Investment Grade Bond (GrandMaster ™)	104,008	32,296	71,712	30,683	—	85,420	124,657	39,237	69,920	141,632
Fidelity VIP Investment Grade Bond (GrandMaster flex3 ™)	37,721	15,296	22,425	22,786	—	44,732	59,970	15,238	38,024	60,449
Fidelity VIP Investment Grade Bond (IQ3 ™)	82,990	31,380	51,610	33,174	—	10,998	53,053	42,055	75,229	126,839
Fidelity VIP Investment Grade Bond (Pinnacle Plus ™)	35,146	14,542	20,604	11,790	—	11,792	28,550	16,758	28,548	49,152
Fidelity VIP Investment Grade Bond (IQ Advisor Standard ™)	24,541	3,659	20,882	29,380	—	(3,138)	(9,107)	(5,969)	23,411	44,293
Fidelity VIP Mid Cap (AdvantEdge ™)	1,616	6,673	(5,057)	5,781	—	(5,501)	86,441	91,942	97,723	92,666
Fidelity VIP Mid Cap (AnnuiChoice ™)	11,782	26,642	(14,860)	(169,234)	—	(89,077)	732,129	821,206	651,972	637,112
Fidelity VIP Mid Cap (AnnuiChoice II ™)	2,542	6,179	(3,637)	(5,973)	—	53,898	189,732	135,834	129,861	126,224

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Mid Cap (GrandMaster flex3 ™)	$5,066	$18,817	$(13,751)	$209,445	$—	$356,109	$441,349	$85,240	$294,685	$280,934
Fidelity VIP Mid Cap (Grandmaster ™)	7,117	21,476	(14,359)	68,986	—	152,067	473,086	321,019	390,005	375,646
Fidelity VIP Mid Cap (IQ Annuity ™)	11,137	35,053	(23,916)	291,578	—	488,374	757,239	268,865	560,443	536,527
Fidelity VIP Mid Cap (Pinnacle Plus ™)	4,708	17,581	(12,873)	(73,949)	—	(139,763)	191,137	330,900	256,951	244,078
Fidelity VIP Mid Cap (IQ Advisor Enhanced ™)	57	102	(45)	3	—	(1,313)	1,896	3,209	3,212	3,167
Fidelity VIP Mid Cap (IQ Advisor Standard ™)	905	1,088	(183)	18,716	—	25,850	46,816	20,966	39,682	39,499
Fidelity VIP Overseas (AdvantEdge ™)	4,280	3,829	451	(12,642)	—	7,259	59,942	52,683	40,041	40,492
Fidelity VIP Overseas (AnnuiChoice ™)	8,027	5,875	2,152	(67,769)	—	(25,853)	96,510	122,363	54,594	56,746
Fidelity VIP Overseas (AnnuiChoice II ™)	3,920	3,638	282	(33,714)	—	(5,374)	55,307	60,681	26,967	27,249
Fidelity VIP Overseas (GrandMaster ™)	10,789	10,496	293	(102,863)	—	(299,486)	(105,852)	193,634	90,771	91,064
Fidelity VIP Overseas (GrandMaster flex3 ™)	4,777	5,771	(994)	28,095	—	99,602	104,008	4,406	32,501	31,507
Fidelity VIP Overseas (IQ3 ™)	8,300	7,964	336	22,555	—	75,789	113,503	37,714	60,269	60,605
Fidelity VIP Overseas (Pinnacle Plus ™)	2,783	3,890	(1,107)	(88,891)	—	(86,275)	12,822	99,097	10,206	9,099
Fidelity VIP Overseas (IQ Advisor Enhanced ™)	214	121	93	(9)	—	(1,973)	(238)	1,735	1,726	1,819
Fidelity VIP Overseas (IQ Advisor Standard ™)	2,701	1,245	1,456	(31,314)	—	(132,680)	(83,181)	49,499	18,185	19,641
Non-Affiliated Class 1:
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)	9,854	1,691	8,163	(19,090)	—	(13,020)	8,798	21,818	2,728	10,891
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)	524	128	396	(751)	—	(1,261)	200	1,461	710	1,106
Van Kampen UIF Emerging Markets Debt (GrandMaster flex3 ™)	3,129	1,198	1,931	(114)	—	5,429	9,454	4,025	3,911	5,842
Van Kampen UIF Emerging Markets Debt (IQ3 ™)	7,080	2,517	4,563	(1,211)	—	(12,153)	(1,820)	10,333	9,122	13,685
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)	10,023	4,531	5,492	(148,216)	—	(223,667)	32,046	255,713	107,497	112,989
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™)	1,506	808	698	(9,427)	—	(62,859)	(36,725)	26,134	16,707	17,405
Van Kampen UIF U.S. Real Estate (GrandMaster flex3 ™)	2,886	2,167	719	(6,345)	—	(28,064)	12,099	40,163	33,818	34,537
Van Kampen UIF U.S. Real Estate (IQ3 ™)	8,942	6,253	2,689	(131,162)	—	(268,884)	(33,092)	235,792	104,630	107,319
Non-Affiliated Class 2:
Franklin Foreign Securities (IQ Annuity ™)	12,035	9,930	2,105	(183,723)	—	(228,794)	(16,738)	212,056	28,333	30,438
Franklin Growth and Income Securities (AdvantEdge ™)	1,204	538	666	197	—	2,680	6,644	3,964	4,161	4,827
Franklin Growth and Income Securities (AnnuiChoice ™)	52,226	14,329	37,897	(227,112)	—	(655,214)	(261,298)	393,916	166,804	204,701
Franklin Growth and Income Securities (AnnuiChoice II ™)	4,040	1,190	2,850	(3,684)	—	8,743	21,936	13,193	9,509	12,359
Franklin Growth and Income Securities (GrandMaster flex3 ™)	25,432	10,897	14,535	(126,331)	—	(282,491)	(79,637)	202,854	76,523	91,058
Franklin Growth and Income Securities (Grandmaster ™)	21,149	7,988	13,161	(70,715)	—	(306,530)	(163,817)	142,713	71,998	85,159
Franklin Growth and Income Securities (IQ Annuity ™)	77,528	31,030	46,498	(343,731)	—	(962,578)	(364,676)	597,902	254,171	300,669
Franklin Growth and Income Securities (Pinnacle Plus ™)	15,485	7,469	8,016	(115,641)	—	(238,501)	(74,013)	164,488	48,847	56,863
Franklin Income Securities (AdvantEdge ™)	9,114	2,271	6,843	692	—	7,263	17,956	10,693	11,385	18,228
Franklin Income Securities (AnnuiChoice ™)	181,999	27,852	154,147	(233,185)	—	(409,453)	(19,584)	389,869	156,684	310,831
Franklin Income Securities (AnnuiChoice II ™)	60,880	10,503	50,377	(15,621)	—	(47,327)	16,883	64,210	48,589	98,966
Franklin Income Securities (GrandMaster flex3 ™)	216,795	49,895	166,900	(249,964)	—	(428,337)	(19,229)	409,108	159,144	326,044
Franklin Income Securities (Grandmaster ™)	185,205	37,822	147,383	101,888	—	464,588	507,807	43,219	145,107	292,490

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Class 2 (continued):
Franklin Income Securities (IQ Annuity ™)	$229,430	$51,143	$178,287	$(295,547)	$—	$(548,400)	$(67,921)	$480,479	$184,932	$363,219
Franklin Income Securities (Pinnacle Plus ™)	106,808	27,855	78,953	(101,785)	—	(190,228)	10,934	201,162	99,377	178,330
Franklin Income Securities (Pinnacle Plus Reduced M&E ™)	—	11	(11)	(21)	—	—	88	88	67	56
Franklin Income Securities (IQ Advisor Enhanced ™)	695	84	611	(5)	—	(538)	41	579	574	1,185
Franklin Income Securities (IQ Advisor Standard ™)	6,342	324	6,018	129	—	352	5,228	4,876	5,005	11,023
Franklin Large Cap Growth Securities (AdvantEdge ™)	341	2,816	(2,475)	1,241	—	1,362	43,084	41,722	42,963	40,488
Franklin Large Cap Growth Securities (AnnuiChoice ™)	2,365	2,761	(396)	9,185	—	50,978	69,068	18,090	27,275	26,879
Franklin Large Cap Growth Securities (AnnuiChoice II ™)	2,087	3,104	(1,017)	(98)	—	11,990	44,261	32,271	32,173	31,156
Franklin Large Cap Growth Securities (GrandMaster flex3 ™)	1,168	2,339	(1,171)	(12,410)	—	(36,265)	(10,578)	25,687	13,277	12,106
Franklin Large Cap Growth Securities (Grandmaster ™)	329	590	(261)	(43)	—	(7,751)	(2,359)	5,392	5,349	5,088
Franklin Large Cap Growth Securities (IQ Annuity ™)	1,426	2,549	(1,123)	6,157	—	39,555	51,809	12,254	18,411	17,288
Franklin Large Cap Growth Securities (Pinnacle Plus ™)	2,654	6,083	(3,429)	(18,688)	—	(9,942)	58,460	68,402	49,714	46,285
Franklin Large Cap Growth Securities (IQ Advisor Standard ™)	90	65	25	17	—	2,349	3,481	1,132	1,149	1,174
Franklin Mutual Shares Securities (AdvantEdge ™)	11,736	10,080	1,656	7,206	—	9,782	72,758	62,976	70,182	71,838
Franklin Mutual Shares Securities (AnnuiChoice ™)	18,147	12,045	6,102	(111,066)	—	(277,292)	(53,742)	223,550	112,484	118,586
Franklin Mutual Shares Securities (AnnuiChoice II ™)	13,990	9,910	4,080	(10,222)	—	11,274	105,754	94,480	84,258	88,338
Franklin Mutual Shares Securities (GrandMaster flex3 ™)	31,704	31,345	359	(340,826)	—	(526,603)	(20,457)	506,146	165,320	165,679
Franklin Mutual Shares Securities (IQ Annuity ™)	14,261	13,950	311	(95,551)	—	(328,109)	(148,687)	179,422	83,871	84,182
Franklin Mutual Shares Securities (Pinnacle Plus ™)	14,584	15,382	(798)	(55,330)	—	(196,746)	(58,222)	138,524	83,194	82,396
Franklin Mutual Shares Securities (IQ Advisor Standard ™)	7,136	2,832	4,304	(31,336)	—	(89,023)	(17,378)	71,645	40,309	44,613
Franklin Mutual Shares Securities(Grandmaster ™)	12,806	11,206	1,600	62,089	—	194,436	199,873	5,437	67,526	69,126
Franklin Small Cap Value Securities (AdvantEdge ™)	124	610	(486)	(640)	—	694	11,391	10,697	10,057	9,571
Franklin Small Cap Value Securities (Annuichoice ™)	463	948	(485)	11,612	—	6,875	18,765	11,890	23,502	23,017
Franklin Small Cap Value Securities (Annuichoice II ™)	773	1,055	(282)	(8,470)	—	(3,413)	28,957	32,370	23,900	23,618
Franklin Small Cap Value Securities (Grandmaster ™)	417	773	(356)	(10,040)	—	(11,715)	10,542	22,257	12,217	11,861
Franklin Small Cap Value Securities (Grandmaster flex3 ™)	124	330	(206)	(629)	—	107	5,284	5,177	4,548	4,342
Franklin Small Cap Value Securities (IQ Advisor Standard ™)	294	235	59	(34)	—	(2,213)	7,690	9,903	9,869	9,928
Franklin Small Cap Value Securities (IQ Annuuity ™)	524	904	(380)	6,277	—	5,268	6,461	1,193	7,470	7,090
Franklin Small Cap Value Securities (Pinnacle Plus ™)	812	1,944	(1,132)	(2,234)	—	(16,265)	18,709	34,974	32,740	31,608
Franklin Small Cap Value Securities (Pinnacle Plus Reduced M&E ™) (November 1)*	—	6	(6)	58	—	—	359	359	417	411
Templeton Foriegn Securities Fund (AdvantEdge ™)	1,652	2,903	(1,251)	(2,612)	—	(212)	38,637	38,849	36,237	34,986
Templeton Foriegn Securities Fund (GrandMaster flex3 ™)	10,724	9,798	926	(141,476)	—	(159,247)	137	159,384	17,908	18,834
Templeton Foriegn Securities Fund (Grandmaster ™)	6,300	4,735	1,565	(46,682)	—	7,450	72,139	64,689	18,007	19,572
Templeton Foriegn Securities Fund (Pinnacle Plus ™)	10,054	9,612	442	(154,951)	—	(133,329)	40,729	174,058	19,107	19,549
Templeton Foriegn Securities Fund (Pinnacle Plus Reduced M&E ™) (November 1)*	—	3	(3)	(16)	—	—	7	7	(9)	(12)
Templeton Foreign Securities Fund (AnnuiChoice ™)	14,523	8,466	6,057	(210,710)	—	(136,083)	118,029	254,112	43,402	49,459
Templeton Foreign Securities Fund (AnnuiChoice II ™)	6,351	4,280	2,071	(23,914)	—	36,774	75,267	38,493	14,579	16,650
Templeton Foriegn Securities Fund (IQ Advisor Standard ™)	558	179	379	(620)	—	(8,729)	(6,197)	2,532	1,912	2,291

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Class 2 (continued):
Templeton Growth Securities (AdvantEdge ™)	$831	$1,037	$(206)	$(5,699)	$—	$1,707	$12,068	$10,361	$4,662	$4,456
Templeton Growth Securities (AnnuiChoice ™)	5,218	4,203	1,015	(156,303)	—	(143,848)	25,175	169,023	12,720	13,735
Templeton Growth Securities (AnnuiChoice II ™)	2,964	2,509	455	(4,383)	—	(35,770)	(17,901)	17,869	13,486	13,941
Templeton Growth Securities (GrandMaster flex3 ™)	11,305	13,232	(1,927)	(255,230)	—	(343,162)	(52,800)	290,362	35,132	33,205
Templeton Growth Securities (Grandmaster ™)	5,820	5,346	474	(112,803)	—	(201,423)	(77,681)	123,742	10,939	11,413
Templeton Growth Securities (IQ Annuity ™)	9,806	10,508	(702)	(45,428)	—	(118,722)	(34,585)	84,137	38,709	38,007
Templeton Growth Securities (Pinnacle Plus ™)	6,546	8,140	(1,594)	(30,344)	—	(151,451)	(91,888)	59,563	29,219	27,625
Templeton Growth Securities (IQ Advisor Standard ™)	2,400	1,066	1,334	(4,467)	—	20,572	34,351	13,779	9,312	10,646
Invesco Van Kampen VI Comstock (AdvantEdge ™)	508	6,188	(5,680)	3,693	—	23,031	75,527	52,496	56,189	50,509
Invesco Van Kampen VI Comstock (AnnuiChoice ™)	394	2,901	(2,507)	(39,095)	—	(77,579)	949	78,528	39,433	36,926
Invesco Van Kampen VI Comstock (AnnuiChoice II ™)	298	2,757	(2,459)	529	—	41,168	75,646	34,478	35,007	32,548
Invesco Van Kampen VI Comstock (GrandMaster flex3 ™)	311	3,293	(2,982)	30,765	—	59,441	55,824	(3,617)	27,148	24,166
Invesco Van Kampen VI Comstock (Grandmaster ™)	167	1,649	(1,482)	(4,373)	—	(34,643)	(13,010)	21,633	17,260	15,778
Invesco Van Kampen VI Comstock (IQ Annuity ™)	801	6,291	(5,490)	(127,796)	—	(155,331)	45,198	200,529	72,733	67,243
Invesco Van Kampen VI Comstock (IQ Advisor Standard ™)	58	267	(209)	(119)	—	(1,674)	5,070	6,744	6,625	6,416
Invesco Van Kampen VI Comstock (Pinnacle Plus ™)	259	2,980	(2,721)	(25,469)	—	(21,125)	29,960	51,085	25,616	22,895
Invesco Van Kampen VI Capital Growth (AdvantEdge ™)	—	267	(267)	336	—	4,388	7,136	2,748	3,084	2,817
Invesco Van Kampen VI Capital Growth (AnnuiChoice ™)	—	448	(448)	10,712	—	13,443	4,818	(8,625)	2,087	1,639
Invesco Van Kampen VI Capital Growth (AnnuiChoice II ™)	—	640	(640)	366	—	11,670	21,457	9,787	10,153	9,513
Invesco Van Kampen VI Capital Growth (GrandMaster flex3 ™)	—	697	(697)	733	—	2,062	9,666	7,604	8,337	7,640
Invesco Van Kampen VI Capital Growth (Grandmaster ™)	—	133	(133)	8	—	(157)	1,947	2,104	2,112	1,979
Invesco Van Kampen VI Capital Growth (IQ Annuity ™)	—	4,191	(4,191)	(11,586)	—	9,885	72,012	62,127	50,541	46,350
Invesco Van Kampen VI Capital Growth (Pinnacle Plus ™)	—	1,085	(1,085)	18,145	—	26,214	16,725	(9,489)	8,656	7,571
Invesco Van Kampen VI Mid Cap Value (AdvantEdge ™)	627	1,112	(485)	11,243	—	14,718	16,867	2,149	13,392	12,907
Invesco Van Kampen VI Mid Cap Value (AnnuiChoice ™)	210	177	33	(224)	—	—	1,901	1,901	1,677	1,710
Invesco Van Kampen VI Mid Cap Value (AnnuiChoice II ™)	1,185	1,596	(411)	6,195	—	17,150	37,662	20,512	26,707	26,296
Invesco Van Kampen VI Mid Cap Value (Grandmaster ™)	475	696	(221)	7,834	—	9,719	11,021	1,302	9,136	8,915
Invesco Van Kampen VI Mid Cap Value (Grandmaster flex3 ™)	—	17	(17)	1	—	—	374	374	375	358
Invesco Van Kampen VI Mid Cap Value (IQ Annuity ™)	787	1,250	(463)	5,318	—	4,642	17,535	12,893	18,211	17,748
Invesco Van Kampen VI Mid Cap Value (Pinnacle Plus ™)	16	23	(7)	(2)	—	—	116	116	114	107
Van Kampen UIF Emerging Markets Debt (AdvantEdge ™)	2,431	1,585	846	203	—	221	4,628	4,407	4,610	5,456
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)	9,652	2,418	7,234	(1,622)	—	14,275	27,325	13,050	11,428	18,662
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)	9,060	3,394	5,666	13,917	—	20,308	16,100	(4,208)	9,709	15,375
Van Kampen UIF Emerging Markets Debt (Grandmaster ™)	8,097	4,285	3,812	27,207	—	29,610	12,255	(17,355)	9,852	13,664
Van Kampen UIF Emerging Markets Debt (GrandMaste flex3 ™)	12,707	24,394	(11,687)	268,403	—	274,887	8,294	(266,593)	1,810	(9,877)
Van Kampen UIF Emerging Markets Debt (IQ Annuity ™)	11,033	5,542	5,491	19,114	—	24,432	17,238	(7,194)	11,920	17,411
Van Kampen UIF Emerging Markets Debt (Pinnacle Plus ™)	10,062	4,396	5,666	(3,562)	—	(2,761)	12,776	15,537	11,975	17,641
Van Kampen UIF Emerging Markets Debt (IQ Advisor Standard ™)	388	57	331	7	—	761	1,241	480	487	818

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Class 2 (continued):
Van Kampen UIF Emerging Markets Equity (AdvantEdge ™)	$987	$3,417	$(2,430)	$17,171	$—	$31,057	$59,451	$28,394	$45,565	$43,135
Van Kampen UIF Emerging Markets Equity (AnnuiChoice ™)	2,940	5,188	(2,248)	63,948	—	131,756	132,453	697	64,645	62,397
Van Kampen UIF Emerging Markets Equity (AnnuiChoice II ™ )	1,448	3,038	(1,590)	6,704	—	65,335	105,633	40,298	47,002	45,412
Van Kampen UIF Emerging Markets Equity (GrandMaster flex3 ™)	3,470	8,619	(5,149)	148,715	—	266,346	193,247	(73,099)	75,616	70,467
Van Kampen UIF Emerging Markets Equity (Grandmaster ™)	2,008	4,861	(2,853)	(30,320)	—	(4,158)	86,256	90,414	60,094	57,241
Van Kampen UIF Emerging Markets Equity (IQ Annuity ™)	3,746	9,323	(5,577)	30,950	—	89,453	156,954	67,501	98,451	92,874
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus ™)	2,459	7,245	(4,786)	(67,047)	—	6,224	137,203	130,979	63,932	59,146
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus Reduced M&E ™) (November 1)*	—	3	(3)	(9)	—	—	(6)	(6)	(15)	(18)
Van Kampen UIF Emerging Markets Equity (IQ Advisor Standard ™)	514	394	120	3,399	—	10,240	1,835	(8,405)	(5,006)	(4,886)
Van Kampen UIF U.S. Real Estate (AdvantEdge ™)	1,239	1,335	(96)	3,252	—	1,858	13,854	11,996	15,248	15,152
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)	7,282	4,073	3,209	(14,011)	—	2,132	112,746	110,614	96,603	99,812
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™ )	5,018	2,729	2,289	(4,619)	—	11,432	72,936	61,504	56,885	59,174
Van Kampen UIF U. S. Real Estate (Pinnacle Plus ™)	5,631	5,388	243	(41,627)	—	(68,730)	46,251	114,981	73,354	73,597
Van Kampen UIF U. S. Real Estate (Pinnacle Plus Reduced M&E ™) (November 1)*	—	2	(2)	(1)	—	—	12	12	11	9
Van Kampen UIF U.S. Real Estate (Grandmaster ™)	2,681	2,024	657	(9,727)	—	(11,324)	35,959	47,283	37,556	38,213
Van Kampen UIF U.S. Real Estate (Grandmaster flex3 ™)	2,748	2,153	595	20,039	—	41,282	53,395	12,113	32,152	32,747
Van Kampen UIF U.S. Real Estate (IQ Annuity ™)	5,434	4,184	1,250	(14,717)	—	7,784	88,515	80,731	66,014	67,264
Van Kampen UIF U.S. Real Estate (IQ Advisor Standard ™)	4,841	1,492	3,349	(5,103)	—	(105,210)	(40,701)	64,509	59,406	62,755
Non-Affiliated Class B:
DWS Small Cap Index (AnnuiChoice ™)	2,356	3,590	(1,234)	(52,857)	—	(142,251)	(9,923)	132,328	79,471	78,237
DWS Small Cap Index (AnnuiChoice II ™ )	1,064	1,956	(892)	(2,418)	—	148	48,376	48,228	45,810	44,918
DWS Small Cap Index (GrandMaster flex3 ™)	725	1,816	(1,091)	19,358	—	32,351	38,349	5,998	25,356	24,265
DWS Small Cap Index (Grandmaster ™)	615	1,281	(666)	(18,038)	—	(21,695)	15,536	37,231	19,193	18,527
DWS Small Cap Index (IQ3 ™)	2,230	5,007	(2,777)	29,589	—	51,493	100,019	48,526	78,115	75,338
DWS Small Cap Index (Pinnacle Plus ™)	671	1,722	(1,051)	(12,648)	—	(8,786)	27,326	36,112	23,464	22,413
DWS Small Cap Index (IQ Advisor Standard ™)	105	99	6	(217)	—	(3,173)	867	4,040	3,823	3,829
Columbia VIT Mid Cap Value (AdvantEdge ™)	218	570	(352)	213	—	366	10,347	9,981	10,194	9,842
Columbia VIT Mid Cap Value (AnnuiChoice ™)	154	124	30	747	—	887	3,409	2,522	3,269	3,299
Columbia VIT Mid Cap Value (AnnuiChoice II ™)	77	84	(7)	88	—	794	2,236	1,442	1,530	1,523
Columbia VIT Mid Cap Value (Grandmaster flex3 ™)	111	99	12	63	—	144	826	682	745	757
Columbia VIT Mid Cap Value (Grandmaster ™)	223	209	14	(190)	—	—	4,172	4,172	3,982	3,996
Columbia VIT Mid Cap Value (Pinnacle Plus ™)	55	364	(309)	88	—	—	9,634	9,634	9,722	9,413
Columbia VIT Small Cap Value (AdvantEdge ™)	462	869	(407)	(767)	—	347	17,784	17,437	16,670	16,263
Columbia VIT Small Cap Value (AnnuiChoice ™)	646	606	40	3,040	—	3,762	13,794	10,032	13,072	13,112
Columbia VIT Small Cap Value (AnnuiChoice II ™)	406	438	(32)	698	—	1,417	9,620	8,203	8,901	8,869
Columbia VIT Small Cap Value (Grandmaster flex3 ™)	294	448	(154)	6	—	49	6,069	6,020	6,026	5,872
Columbia VIT Small Cap Value (Grandmaster ™)	57	70	(13)	(2)	—	11	1,746	1,735	1,733	1,720
Columbia VIT Small Cap Value (Pinnacle Plus ™)	118	247	(129)	41	—	—	3,668	3,668	3,709	3,580

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Advisor Class:
Pimco VIT All Asset (AdvantEdge ™)	$3,546	$828	$2,718	$2,861	$—	$(598)	$(217)	$381	$3,242	$5,960
Pimco VIT All Asset (AnnuiChoice ™)	4,679	732	3,947	2,003	—	1,620	2,948	1,328	3,331	7,278
Pimco VIT All Asset (AnnuiChoice II ™)	6,960	1,219	5,741	(291)	—	1,879	8,381	6,502	6,211	11,952
Pimco VIT All Asset (Grandmaster ™)	11,837	1,563	10,274	9,824	—	6,387	(2,457)	(8,844)	980	11,254
Pimco VIT All Asset (GrandMaster flex3 ™)	14,755	3,154	11,601	(452)	—	16,766	28,082	11,316	10,864	22,465
Pimco VIT All Asset (IQ Annuity ™)	7,750	1,727	6,023	12,508	—	10,548	5,707	(4,841)	7,667	13,690
Pimco VIT Commodity Real Return Strategy (AdvantEdge ™)	43,508	3,734	39,774	(118)	—	2,784	42,069	39,285	39,167	78,941
Pimco VIT Commodity Real Return Strategy (AnnuiChoice ™)	32,156	1,921	30,235	(53,982)	—	(70,085)	(7,053)	63,032	9,050	39,285
Pimco VIT Commodity Real Return Strategy (AnnuiChoice II ™)	38,879	2,624	36,255	(15,257)	—	1,104	32,045	30,941	15,684	51,939
Pimco VIT Commodity Real Return Strategy (Grandmaster ™)	16,647	1,174	15,473	(3,966)	—	(269)	9,890	10,159	6,193	21,666
Pimco VIT Commodity Real Return Strategy (GrandMaster flex3 ™)	52,680	4,765	47,915	(25,138)	—	(4,258)	45,971	50,229	25,091	73,006
Pimco VIT Commodity Real Return Strategy (IQ Annuity ™)	100,350	11,288	89,062	(177,545)	—	(74,596)	37,847	112,443	(65,102)	23,960
Pimco VIT Commodity Real Return Strategy (Pinnacle Plus ™)	20,243	1,996	18,247	2,336	—	10,276	14,187	3,911	6,247	24,494
Pimco VIT Low Duration (AdvantEdge ™)	822	622	200	204	—	—	671	671	875	1,075
Pimco VIT Low Duration (AnnuiChoice ™)	6,044	3,343	2,701	5,559	—	258	5,703	5,445	11,004	13,705
Pimco VIT Low Duration (AnnuiChoice II ™)	15,943	10,073	5,870	5,049	—	(11,357)	14,129	25,486	30,535	36,405
Pimco VIT Low Duration (Grandmaster™)	8,535	6,883	1,652	21,187	—	1,821	3,464	1,643	22,830	24,482
Pimco VIT Low Duration (GrandMaster flex3 ™)	38,574	41,438	(2,864)	161,820	—	(464)	2,628	3,092	164,912	162,048
Pimco VIT Low Duration (IQ Annuity ™)	16,478	13,079	3,399	28,830	—	1,903	13,637	11,734	40,564	43,963
Pimco VIT Low Duration (Pinnacle Plus ™)	3,826	3,937	(111)	6,680	—	2,429	1,839	(590)	6,090	5,979
Pimco VIT Real Return (AdvantEdge ™)	1,900	1,132	768	1,908	105	(372)	(1,231)	(859)	1,154	1,922
Pimco VIT Real Return (AnnuiChoice ™)	12,010	5,906	6,104	29,831	398	13,825	16,236	2,411	32,640	38,744
Pimco VIT Real Return (AnnuiChoice II ™)	5,056	2,809	2,247	2,034	177	(589)	11,788	12,377	14,588	16,835
Pimco VIT Real Return (IQ Annuity ™)	4,716	3,296	1,420	14,584	176	15,538	13,538	(2,000)	12,760	14,180
Pimco VIT Real Return (Grandmaster ™)	4,322	2,882	1,440	10,698	147	12,326	14,416	2,090	12,935	14,375
Pimco VIT Real Return (GrandMaster flex3 ™)	4,789	3,153	1,636	3,272	226	3,993	9,190	5,197	8,695	10,331
Pimco VIT Real Return (Pinnacle Plus ™)	5,183	2,932	2,251	6,133	292	3,165	(3,750)	(6,915)	(490)	1,761
Pimco VIT Total Return (AdvantEdge ™)	122,892	27,689	95,203	12,626	5,141	896	(45,396)	(46,292)	(28,525)	66,678
Pimco VIT Total Return (AnnuiChoice ™)	79,579	16,934	62,645	109,958	2,524	25,482	(33,412)	(58,894)	53,588	116,233
Pimco VIT Total Return (AnnuiChoice II ™)	69,814	15,269	54,545	30,357	2,437	4,246	772	(3,474)	29,320	83,865
Pimco VIT Total Return (IQ Annuity ™)	84,886	26,559	58,327	137,983	2,662	16,787	(41,665)	(58,452)	82,193	140,520
Pimco VIT Total Return (Grandmaster ™)	103,919	28,005	75,914	55,080	3,491	75,186	70,913	(4,273)	54,298	130,212
Pimco VIT Total Return (GrandMaster flex3 ™)	83,852	38,663	45,189	264,350	1,689	60,693	(34,300)	(94,993)	171,046	216,235
Pimco VIT Total Return (Pinnacle Plus ™)	39,296	12,730	26,566	42,083	1,356	17,643	(9,824)	(27,467)	15,972	42,538
Investor Class:
Rydex SGI VT Multi-Hedge Strategies (AdvantEdge ™)	—	262	(262)	(151)	—	(2,405)	(1,022)	1,383	1,232	970
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice ™)	—	518	(518)	(1,277)	—	(1,218)	3,253	4,471	3,194	2,676
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice II ™)	—	873	(873)	(1,066)	—	(1,309)	4,294	5,603	4,537	3,664

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Investor Class (continued):
Rydex SGI VT Multi-Hedge Strategies (Grandmaster ™)	$—	$303	$(303)	$11	$—	$77	$1,381	$1,304	$1,315	$1,012
Rydex SGI VT Multi-Hedge Strategies (Grandmaster flex3 ™)	—	235	(235)	4	—	108	1,090	982	986	751
Rydex SGI VT Multi-Hedge Strategies (IQ Annuity ™)	—	614	(614)	(351)	—	91	1,663	1,572	1,221	607
Rydex SGI VT Multi-Hedge Strategies (Pinnacle Plus ™)	—	321	(321)	8	—	81	1,414	1,333	1,341	1,020
Rydex SGI VT Alternative Strategies Allocation (GrandMaster flex3 ™)	24	158	(134)	5	—	339	243	(96)	(91)	(225)
Rydex SGI VT Alternative Strategies Allocation (AdvantEdge ™)	313	2,308	(1,995)	(880)	—	1,646	391	(1,255)	(2,135)	(4,130)
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice ™)	15	59	(44)	(11)	—	—	72	72	61	17
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice II ™)	240	1,129	(889)	112	—	2,393	1,628	(765)	(653)	(1,542)
Rydex SGI VT Alternative Strategies Allocation (Grandmaster flex3 ™)	47	270	(223)	4	—	250	71	(179)	(175)	(398)
Rydex SGI VT Alternative Strategies Allocation (IQ Annuity ™)	13	51	(38)	(7)	—	11	138	127	120	82
Rydex SGI VT Alternative Strategies Allocation (Pinnacle Plus ™)	1	1	—	—	—	—	4	4	4	4
Rydex SGI VT U.S. Long Short Momentum (AdvantEdge ™)	—	384	(384)	906	—	3,297	5,102	1,805	2,711	2,327
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice ™)	—	362	(362)	(440)	—	(477)	3,461	3,938	3,498	3,136
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice II ™)	—	319	(319)	(34)	—	3,754	6,927	3,173	3,139	2,820
Rydex SGI VT U.S. Long Short Momentum (IQ Annuity ™)	—	636	(636)	(1,626)	—	1,731	7,652	5,921	4,295	3,659
Rydex SGI VT U.S. Long Short Momentum (Grandmaster ™)	—	14	(14)	1,245	—	1,090	39	(1,051)	194	180
Rydex SGI VT U.S. Long Short Momentum (GrandMaster flex3 ™)	—	178	(178)	(54)	—	(2,607)	(1,306)	1,301	1,247	1,069
Rydex SGI VT U.S. Long Short Momentum (Pinnacle Plus ™)	—	208	(208)	60	—	3,395	4,685	1,290	1,350	1,142
Rydex SGI VT Managed Futures Strategies (AdvantEdge ™)	—	2,269	(2,269)	(6,534)	—	(1,231)	2,059	3,290	(3,244)	(5,513)
Rydex SGI VT Managed Futures Strategies (AnnuiChoice ™)	—	176	(176)	(885)	—	(1)	79	80	(805)	(981)
Rydex SGI VT Managed Futures Strategies (AnnuiChoice II ™)	—	606	(606)	(239)	—	288	(1,117)	(1,405)	(1,644)	(2,250)
Rydex SGI VT Managed Futures Strategies (Grandmaster flex3 ™)	—	62	(62)	(454)	—	180	67	(113)	(567)	(629)
Rydex SGI VT Managed Futures Strategies (IQ Annuity ™)	—	4,692	(4,692)	(22,793)	—	351	445	94	(22,699)	(27,391)
Rydex SGI VT Managed Futures Strategies (Pinnacle Plus ™)	—	51	(51)	(403)	—	138	21	(117)	(520)	(571)

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Affiliated:
Touchstone Aggressive ETF (AdvantEdge ™)	$258	$501	$5,564	$6,323	$36,925	$(759)	$528	$(521)	$36,173	$42,496	$34,691	$77,187	3,964	(141)	70	3,893
Touchstone Aggressive ETF (AnnuiChoice ™)	9,413	32,974	42,227	84,614	5,784	(42,631)	255,961	(377)	218,737	303,351	730,728	1,034,079	536	(3,931)	21,647	18,252
Touchstone Aggressive ETF (AnnuiChoice II ™)	3,859	17,619	66,676	88,154	1,610	(37,516)	190,549	(6,183)	148,460	236,614	616,489	853,103	123	(3,426)	14,849	11,546
Touchstone Aggressive ETF (GrandMaster flex3 ™)	17,622	(129,107)	342,144	230,659	—	(159,944)	794,552	(882)	633,726	864,385	2,140,862	3,005,247	—	(14,848)	69,203	54,355
Touchstone Aggressive ETF (Grandmaster ™)	(844)	10,601	2,670	12,427	—	(3,610)	(121,390)	(5)	(125,005)	(112,578)	180,079	67,501	—	(341)	(11,233)	(11,574)
Touchstone Aggressive ETF (IQ Annuity ™)	6,938	(59,648)	403,888	351,178	—	(151,325)	105,813	(361)	(45,873)	305,305	3,089,195	3,394,500	—	(13,741)	9,258	(4,483)
Touchstone Aggressive ETF (IQ Advisor Standard™)	127	839	221	1,187	—	—	298	—	298	1,485	11,868	13,353	—	—	—	—
Touchstone Aggressive ETF (Pinnacle Plus ™)	(172)	4,425	26,218	30,471	—	(18,236)	1,626	(627)	(17,237)	13,234	288,226	301,460	—	(2,008)	299	(1,709)
Touchstone Baron Small Cap Growth (AdvantEdge ™)	(4,236)	4,489	65,900	66,153	138,569	(853)	37,866	(482)	175,100	241,253	186,770	428,023	13,946	(124)	3,820	17,642
Touchstone Baron Small Cap Growth (AnnuiChoice II ™)	(2,123)	18,144	20,785	36,806	39,180	(10,717)	(61,373)	(128)	(33,038)	3,768	201,849	205,617	3,579	(1,029)	(6,125)	(3,575)
Touchstone Baron Small Cap Growth (AnnuiChoice ™)	(9,585)	(148,493)	362,758	204,680	614	(174,387)	(4,519)	(1,532)	(179,824)	24,856	1,009,789	1,034,645	37	(10,567)	(452)	(10,982)
Touchstone Baron Small Cap Growth (GrandMaster flex3 ™)	(11,994)	(192,037)	360,707	156,676	45,024	(343,150)	(41,919)	(609)	(340,654)	(183,978)	816,516	632,538	2,881	(21,956)	(2,361)	(21,436)
Touchstone Baron Small Cap Growth (Grandmaster ™)	(11,436)	7,091	184,664	180,319	5,896	(83,661)	34,465	(306)	(43,606)	136,713	836,410	973,123	451	(6,246)	2,113	(3,682)
Touchstone Baron Small Cap Growth (IQ Advisor Enhanced ™)	(44)	(6)	1,284	1,234	—	—	(1)	—	(1)	1,233	5,154	6,387	—	—	—	—
Touchstone Baron Small Cap Growth (IQ Advisor Standard ™)	(1,377)	(30,017)	83,128	51,734	—	(16,946)	(16,308)	—	(33,254)	18,480	267,125	285,605	—	(1,105)	(1,575)	(2,680)
Touchstone Baron Small Cap Growth (IQ Annuity ™)	(35,877)	(341,108)	921,129	544,144	15,055	(236,870)	186,121	(1,120)	(36,814)	507,330	2,528,006	3,035,336	956	(15,013)	9,949	(4,108)
Touchstone Baron Small Cap Growth (Pinnacle Plus ™)	(7,712)	(55,617)	158,592	95,263	1,234	(32,792)	93,126	(1,295)	60,273	155,536	387,173	542,709	82	(3,911)	7,540	3,711
Touchstone Conservative ETF (AdavatEdge ™)	2,426	4,550	14,810	21,786	153,452	(5,914)	(35,789)	(2,517)	109,232	131,018	193,796	324,814	15,187	(815)	(3,448)	10,924
Touchstone Conservative ETF (AnnuiChoice ™)	10,085	1,748	45,403	57,236	—	(30,743)	39,645	(115)	8,787	66,023	747,694	813,717	—	(2,559)	3,226	667
Touchstone Conservative ETF (AnnuiChoice II ™)	15,636	18,690	42,841	77,167	473,600	(16,966)	(18,788)	(6,390)	431,456	508,623	697,565	1,206,188	41,455	(2,010)	(1,901)	37,544
Touchstone Conservative ETF (GrandMaster flex3 ™)	4,820	(517)	40,595	44,898	—	(33,255)	364,326	(504)	330,567	375,465	344,204	719,669	—	(2,898)	32,065	29,167
Touchstone Conservative ETF (Grandmaster ™)	5,644	1,003	41,765	48,412	—	(43,882)	24,526	(27)	(19,383)	29,029	654,476	683,505	—	(3,656)	2,096	(1,560)
Touchstone Conservative ETF (IQ Advisor Standard ™)	2,228	562	7,775	10,565	—	—	(3,421)	—	(3,421)	7,144	131,981	139,125	—	—	(275)	(275)
Touchstone Conservative ETF (IQ Annuity ™)	6,682	(12,975)	89,780	83,487	17,733	(354,695)	96,947	(1,219)	(241,234)	(157,747)	1,298,695	1,140,948	1,526	(30,548)	8,238	(20,784)
Touchstone Conservative ETF (Pinnacle Plus ™)	(469)	1,116	9,292	9,939	—	(84,269)	12,210	(82)	(72,141)	(62,202)	155,752	93,550	—	(14,242)	8,122	(6,120)
Touchstone Core Bond (AdvantEdge ™)	1,638	4,629	(1,211)	5,056	30,968	(368)	(13,058)	(551)	16,991	22,047	59,079	81,126	2,803	(81)	(1,099)	1,623
Touchstone Core Bond (AnnuiChoice ™)	14,610	18,874	15,638	49,122	239	(335,873)	(124,425)	(734)	(460,793)	(411,671)	987,842	576,171	17	(23,870)	(8,715)	(32,568)
Touchstone Core Bond (AnnuiChoice II ™)	7,680	1,082	3,844	12,606	60,762	(4,375)	65,327	(1,290)	120,424	133,030	139,844	272,874	5,036	(473)	5,591	10,154
Touchstone Core Bond (GrandMaster flex3 ™)	5,879	12,924	9,307	28,110	13,605	(159,403)	(18,825)	(723)	(165,346)	(137,236)	491,160	353,924	1,025	(12,209)	(1,410)	(12,594)
Touchstone Core Bond (Grandmaster ™)	8,009	8,924	11,421	28,354	—	(225,195)	34,643	(159)	(190,711)	(162,357)	537,258	374,901	—	(18,199)	2,748	(15,451)
Touchstone Core Bond (IQ Annuity ™)	12,722	5,578	13,507	31,807	—	(46,595)	16,446	(511)	(30,660)	1,147	546,219	547,366	—	(3,508)	1,210	(2,298)
Touchstone Core Bond (Pinnacle Plus ™)	8,669	7,123	4,481	20,273	390	(14,674)	56,768	(673)	41,811	62,084	333,291	395,375	72	(1,479)	4,912	3,505
Touchstone Core Bond (IQ Advisor Standard ™)	5,177	139	6,285	11,601	—	(86,911)	(1,129)	—	(88,040)	(76,439)	239,960	163,521	—	(7,035)	(89)	(7,124)
Touchstone Enhanced ETF (AdvantEdge ™)	1,570	(3,000)	35,609	34,179	23,789	—	(17,663)	(328)	5,798	39,977	346,857	386,834	2,757	(36)	(2,077)	644
Touchstone Enhanced ETF (AnnuiChoice ™)	6,250	(19,775)	76,744	63,219	600	(3,558)	(23,293)	(290)	(26,541)	36,678	629,805	666,483	55	(369)	(2,130)	(2,444)
Touchstone Enhanced ETF (AnnuiChoice II ™)	926	656	8,982	10,564	—	(1,310)	1,925	(230)	385	10,949	102,450	113,399	—	(120)	155	35
Touchstone Enhanced ETF (GrandMaster flex3 ™)	3,860	96,413	24,650	124,923	180	(146,474)	(197,765)	(997)	(345,056)	(220,133)	1,534,566	1,314,433	16	(13,627)	(18,955)	(32,566)
Touchstone Enhanced ETF (Grandmaster ™)	280	23,822	(3,917)	20,185	—	(109,159)	7,178	(50)	(102,031)	(81,846)	289,321	207,475	—	(10,278)	652	(9,626)
Touchstone Enhanced ETF (IQ Advisor Enhanced ™)	472	(121)	3,602	3,953	—	—	—	—	—	3,953	37,262	41,215	—	—	—	—
Touchstone Enhanced ETF (IQ Advisor Standard ™)	2,389	(652)	15,804	17,541	—	—	—	—	—	17,541	161,933	179,474	—	—	—	—
Touchstone Enhanced ETF (IQ Annuity ™)	18,759	(220,562)	565,245	363,442	219,142	(299,210)	(59,316)	(885)	(140,269)	223,173	3,691,348	3,914,521	21,418	(29,239)	(4,573)	(12,394)
Touchstone Enhanced ETF (Pinnacle Plus ™)	1,073	321	28,880	30,274	—	(13,418)	3,773	(459)	(10,104)	20,170	315,649	335,819	—	(1,542)	633	(909)
Touchstone GMAB Aggressive ETF (AnnuiChoice II ™)	(193)	1,071	17,721	18,599	—	(2,678)	1	(164)	(2,841)	15,758	169,656	185,414	—	(233)	1	(232)
Touchstone GMAB Conservative ETF (AnnuiChoice II ™)	1,158	3,276	13,390	17,824	—	(25,000)	—	(421)	(25,421)	(7,597)	272,568	264,971	—	(2,198)	—	(2,198)
Touchstone GMAB Moderate ETF (AnnuiChoice ™)	198	362	2,621	3,181	—	(1,273)	(1)	(16)	(1,290)	1,891	33,901	35,792	—	(101)	1	(100)
Touchstone GMAB Moderate ETF (AnnuiChoice II ™)	110	74	1,883	2,067	—	—	—	(30)	(30)	2,037	22,217	24,254	—	(2)	—	(2)
Touchstone High Yield (AnnuiChoice ™)	28,594	(8,650)	21,550	41,494	602	(39,771)	(88,938)	(520)	(128,627)	(87,133)	462,447	375,314	35	(2,398)	(5,330)	(7,693)
Touchstone High Yield (AnnuiChoice II ™)	12,174	1,610	694	14,478	15,483	(3,655)	18,016	(108)	29,736	44,214	114,282	158,496	1,233	(320)	1,536	2,449
Touchstone High Yield (GrandMaster flex3 ™)	45,607	109,828	(86,283)	69,152	108	(135,619)	73,527	(659)	(62,643)	6,509	640,499	647,008	7	(8,376)	4,583	(3,786)
Touchstone High Yield (Grandmaster ™)	14,036	66,890	(56,420)	24,506	—	(13,943)	(2,541)	(76)	(16,560)	7,946	189,051	196,997	—	(1,045)	107	(938)
Touchstone High Yield (IQ Annuity ™)	27,785	286,901	(226,052)	88,634	745	(224,765)	(827,126)	(1,304)	(1,052,450)	(963,816)	1,484,447	520,631	47	(14,067)	(51,109)	(65,129)
Touchstone High Yield (IQ Advisor Standard™)	5,518	16,584	(10,645)	11,457	—	(5,233)	(129,288)	—	(134,521)	(123,064)	195,915	72,851	—	(386)	(9,628)	(10,014)
Touchstone High Yield (Pinnacle Plus ™)	25,398	(14,556)	27,972	38,814	—	(51,170)	(137,324)	(414)	(188,908)	(150,094)	523,610	373,516	—	(7,066)	(7,080)	(14,146)
Touchstone High Yield (AdvantEdge ™)	86,986	46,718	(83,534)	50,170	350,622	(62,895)	618,383	(188)	905,922	956,092	177,055	1,133,147	29,506	(5,484)	52,356	76,378

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Affiliated (continued):
Touchstone Large Cap Core Equity (AdvantEdge ™)	$2,660	$904	$20,104	$23,668	$216,174	$(1,516)	$(1,574)	$(427)	$212,657	$236,325	$11,496	$247,821	25,460	(211)	(168)	25,081
Touchstone Large Cap Core Equity (AnnuiChoice ™)	8,112	(65,373)	169,625	112,364	119	(130,547)	(99,882)	(1,801)	(232,111)	(119,747)	1,221,923	1,102,176	12	(13,438)	(10,417)	(23,843)
Touchstone Large Cap Core Equity (AnnuiChoice II ™)	1,478	(17,827)	35,543	19,194	29,520	(9,178)	(29,540)	(420)	(9,618)	9,576	222,153	231,729	3,222	(1,022)	(3,674)	(1,474)
Touchstone Large Cap Core Equity (GrandMaster flex3 ™)	781	(37,702)	85,922	49,001	26,073	(92,417)	(24,548)	(1,207)	(92,099)	(43,098)	520,990	477,892	2,427	(9,362)	(1,927)	(8,862)
Touchstone Large Cap Core Equity (Grandmaster ™)	5,213	32,735	87,583	125,531	10,891	(178,620)	(29,664)	(540)	(197,933)	(72,402)	1,342,860	1,270,458	1,059	(17,037)	(2,997)	(18,975)
Touchstone Large Cap Core Equity (IQ Advisor Standard ™)	241	(266)	2,154	2,129	—	(937)	(1)	—	(938)	1,191	19,271	20,462	—	(89)	1	(88)
Touchstone Large Cap Core Equity (IQ Annuity ™)	351	(60,644)	116,318	56,025	2,400	(203,634)	(17,342)	(699)	(219,275)	(163,250)	724,235	560,985	260	(21,897)	(1,271)	(22,908)
Touchstone Large Cap Core Equity (Pinnacle Plus ™)	2,035	(26,843)	88,136	63,328	4,392	(51,293)	159,538	(677)	111,960	175,288	505,850	681,138	467	(6,860)	16,531	10,138
Touchstone Large Cap Core Equity (Pinnacle Plus Reduced M&E ™) (November 10)*	39	(1)	20	58	—	(669)	3,111	(5)	2,437	2,495	—	2,495	—	(66)	304	238
Touchstone Mid Cap Growth (AdvantEdge ™)	(150)	665	7,082	7,597	15,453	—	129,053	(17)	144,489	152,086	20,758	172,844	1,819	(2)	12,233	14,050
Touchstone Mid Cap Growth (AnnuiChoice ™)	(15,707)	(407,732)	784,974	361,535	5,999	(325,986)	(51,353)	(3,644)	(374,984)	(13,449)	2,053,850	2,040,401	383	(20,955)	(3,723)	(24,295)
Touchstone Mid Cap Growth (AnnuiChoice II ™)	(10,471)	(97,637)	326,039	217,931	85,738	(50,660)	(51,236)	(689)	(16,847)	201,084	1,060,909	1,261,993	8,546	(4,905)	(4,763)	(1,122)
Touchstone Mid Cap Growth (GrandMaster flex3 ™)	(2,995)	(95,763)	132,215	33,457	4,744	(213,087)	(17,810)	(376)	(226,529)	(193,072)	379,691	186,619	301	(14,250)	(1,471)	(15,420)
Touchstone Mid Cap Growth (Grandmaster ™)	(1,660)	(33,693)	60,448	25,095	1,500	(8,971)	(71,318)	(56)	(78,845)	(53,750)	132,537	78,787	107	(696)	(4,597)	(5,186)
Touchstone Mid Cap Growth (IQ Annuity ™)	(8,369)	(100,881)	233,058	123,808	2,230	(99,676)	(11,181)	(845)	(109,472)	14,336	700,341	714,677	146	(6,361)	(822)	(7,037)
Touchstone Mid Cap Growth (Pinnacle Plus ™)	(6,511)	(14,755)	65,335	44,069	6,876	(34,775)	(28,581)	(1,206)	(57,686)	(13,617)	427,222	413,605	490	(3,863)	(2,035)	(5,408)
Touchstone Mid Cap Growth (Pinnacle Plus Reduced M&E ™) (November 10)*	1	21	147	169	—	(764)	3,452	(6)	2,682	2,851	—	2,851	—	(73)	336	263
Touchstone Mid Cap Growth (IQ Advisor Standard ™)	(14)	7	772	765	—	—	1	—	1	766	3,664	4,430	—	—	—	—
Touchstone Moderate ETF (AdvantEdge ™)	5,431	(259)	43,042	48,214	199,036	(795)	(1,572)	(2,575)	194,094	242,308	362,968	605,276	20,568	(341)	(160)	20,067
Touchstone Moderate ETF (AnnuiChoice ™)	42,422	(2,243)	306,370	346,549	1,226	(310,240)	237,661	(2,399)	(73,752)	272,797	3,463,546	3,736,343	105	(27,242)	20,701	(6,436)
Touchstone Moderate ETF (AnnuiChoice II ™)	23,170	20,406	148,754	192,330	356,991	(79,831)	7,713	(14,038)	270,835	463,165	1,681,913	2,145,078	37,667	(9,786)	813	28,694
Touchstone Moderate ETF (GrandMaster flex3 ™)	8,431	(160,942)	398,100	245,589	6	(429,546)	(1,083,585)	(1,494)	(1,514,619)	(1,269,030)	3,935,663	2,666,633	1	(39,074)	(100,379)	(139,452)
Touchstone Moderate ETF (Grandmaster ™)	1,800	(2,437)	23,597	22,960	—	(32,735)	25,980	(87)	(6,842)	16,118	229,795	245,913	—	(2,877)	2,349	(528)
Touchstone Moderate ETF (IQ Annuity ™)	15,582	(32,197)	228,849	212,234	46,983	(265,174)	13,710	(1,967)	(206,448)	5,786	2,339,959	2,345,745	4,216	(23,940)	1,193	(18,531)
Touchstone Moderate ETF (Pinnacle Plus ™)	3,008	16,422	51,863	71,293	4,000	(100,245)	(7,899)	(1,088)	(105,232)	(33,939)	798,781	764,842	371	(14,966)	5,279	(9,316)
Touchstone Moderate ETF (IQ Advisor Enhanced ™)	601	15	3,528	4,144	—	—	—	—	—	4,144	39,980	44,124	—	—	—	—
Touchstone Moderate ETF (IQ Advisor Standard ™)	1,765	2,848	7,898	12,511	—	(15,218)	(3,455)	—	(18,673)	(6,162)	126,027	119,865	—	(1,203)	(291)	(1,494)
Touchstone Money Market (AdvantEdge ™)	(30,988)	—	—	(30,988)	647,719	(332,194)	(231,302)	(323)	83,900	52,912	1,355,558	1,408,470	64,841	(33,613)	(23,942)	7,286
Touchstone Money Market (AnnuiChoice ™)	(17,596)	—	—	(17,596)	23,222	(951,970)	(260,218)	(2,971)	(1,191,937)	(1,209,533)	2,938,282	1,728,749	2,039	(83,822)	(22,445)	(104,228)
Touchstone Money Market (AnnuiChoice II ™)	(21,331)	—	—	(21,331)	302,849	(600,201)	(317,859)	(1,052)	(616,263)	(637,594)	2,590,981	1,953,387	30,598	(60,629)	(32,082)	(62,113)
Touchstone Money Market (Grandmaster ™)	(59,453)	—	—	(59,453)	17,003	(1,593,891)	(110,885)	(2,181)	(1,689,954)	(1,749,407)	5,700,041	3,950,634	1,548	(145,494)	(10,623)	(154,569)
Touchstone Money Market (GrandMaster flex3™)	(28,873)	—	—	(28,873)	8,861	(713,831)	172,039	(2,231)	(535,162)	(564,035)	1,968,930	1,404,895	824	(67,548)	16,508	(50,216)
Touchstone Money Market (IQ Advisor Standard ™)	(1,428)	—	—	(1,428)	—	(330,256)	87,759	—	(242,497)	(243,925)	500,829	256,904	—	(33,058)	8,764	(24,294)
Touchstone Money Market (IQ Annuity ™)	(5,439)	—	—	(5,439)	—	(239,501)	29,566	(225)	(210,160)	(215,599)	302,358	86,759	—	(21,891)	2,397	(19,494)
Touchstone Money Market (IQ3 ™)	(57,437)	—	—	(57,437)	39,967	(1,312,184)	360,811	(5,098)	(916,504)	(973,941)	4,528,261	3,554,320	3,654	(121,703)	33,674	(84,375)
Touchstone Money Market (Pinnacle Plus ™)	(29,562)	—	—	(29,562)	68,083	(339,622)	(746,395)	(935)	(1,018,869)	(1,048,431)	2,758,947	1,710,516	6,910	(38,873)	(71,102)	(103,065)
Touchstone Third Avenue Value (AdvantEdge ™)	30,878	(3,100)	74,678	102,456	95,484	(800)	(25,292)	(42)	69,350	171,806	512,531	684,337	11,276	(92)	(3,190)	7,994
Touchstone Third Avenue Value (AnnuiChoice ™)	147,335	(871,188)	1,225,902	502,049	6,671	(697,929)	(12,268)	(5,033)	(708,559)	(206,510)	3,245,410	3,038,900	427	(43,471)	(945)	(43,989)
Touchstone Third Avenue Value (AnnuiChoice II ™)	48,127	(124,538)	234,626	158,215	10,119	(108,206)	54,467	(1,336)	(44,956)	113,259	894,754	1,008,013	1,132	(12,973)	6,312	(5,529)
Touchstone Third Avenue Value (GrandMaster flex3 ™)	33,861	(17,244)	189,279	205,896	13,330	(951,980)	(125,541)	(1,308)	(1,065,499)	(859,603)	1,832,049	972,446	964	(72,487)	(6,073)	(77,596)
Touchstone Third Avenue Value (Grandmaster ™)	51,327	(277,152)	407,434	181,609	—	(202,137)	(56,658)	(341)	(259,136)	(77,527)	1,214,180	1,136,653	—	(16,087)	(4,755)	(20,842)
Touchstone Third Avenue Value (IQ Annuity ™)	128,017	(651,019)	980,123	457,121	139,061	(635,368)	45,965	(2,645)	(452,987)	4,134	2,871,615	2,875,749	9,872	(46,012)	4,041	(32,099)
Touchstone Third Avenue Value (Pinnacle Plus ™)	48,758	(220,498)	341,694	169,954	69,115	(115,155)	(46,437)	(1,732)	(94,209)	75,745	1,073,680	1,149,425	7,369	(10,305)	(3,946)	(6,882)
Touchstone Third Avenue Value (IQ Advisor Enhanced ™)	272	(35)	619	856	—	—	—	—	—	856	4,449	5,305	—	—	—	—
Touchstone Third Avenue Value (IQ Advisor Standard ™)	37,147	(41,465)	119,605	115,287	—	(27,423)	3,565	—	(23,858)	91,429	611,340	702,769	—	(1,999)	144	(1,855)
Non-Affiliated:
JP Morgan IT Mid Cap Value (AnnuiChoice ™)	367	6,852	28,832	36,051	—	(15,075)	(9,535)	(474)	(25,084)	10,967	183,206	194,173	—	(1,160)	(687)	(1,847)
JP Morgan IT Mid Cap Value (GrandMaster flex3 ™)	(799)	81,426	(15,591)	65,036	—	(168,167)	(77,812)	(274)	(246,253)	(181,217)	381,539	200,322	—	(11,357)	(5,161)	(16,518)
JP Morgan IT Mid Cap Value (Grandmaster ™)	(120)	319	12,575	12,774	—	(210)	—	(15)	(225)	12,549	58,679	71,228	—	(15)	—	(15)
JP Morgan IT Mid Cap Value (IQ3 ™)	(297)	23,772	(4,474)	19,001	—	(74,398)	(21)	(117)	(74,536)	(55,535)	118,205	62,670	—	(5,079)	(1)	(5,080)
JP Morgan IT Mid Cap Value (Pinnacle Plus ™)	273	29,209	(12,626)	16,856	—	(8,961)	(108,246)	(141)	(117,348)	(100,492)	182,252	81,760	—	(706)	(8,059)	(8,765)
Non-Affiliated Initial Class:
Fidelity VIP Equity-Income (Grandmaster ™)	38,762	(425,541)	1,629,059	1,242,280	51,286	(1,355,037)	(123,572)	(6,068)	(1,433,391)	(191,111)	10,340,924	10,149,813	1,180	(31,680)	(2,845)	(33,345)
Fidelity VIP Growth (Grandmaster ™)	(51,220)	248,798	1,197,712	1,395,290	—	(818,454)	(62,054)	(5,181)	(885,689)	509,601	6,863,886	7,373,487	—	(17,048)	(1,258)	(18,306)
Fidelity VIP High Income (Grandmaster ™)	215,994	239,129	(132,468)	322,655	2,855	(355,875)	300,120	(1,196)	(54,096)	268,559	3,144,124	3,412,683	142	(17,962)	12,301	(5,519)

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Initial Class (continued):
Fidelity VIP II Asset Manager (Grandmaster ™)	$59,808	$(40,130)	$849,137	$868,815	$39,101	$(782,138)	$381	$(4,499)	$(747,155)	$121,660	$7,408,817	$7,530,477	1,062	(22,029)	8	(20,959)
Fidelity VIP II Contrafund (Grandmaster ™)	(9,642)	(1,005,960)	2,765,915	1,750,313	24,372	(1,352,785)	327,781	(7,457)	(1,008,089)	742,224	12,147,617	12,889,841	667	(37,372)	8,778	(27,927)
Fidelity VIP II Index 500 (Grandmaster ™)	29,505	288,403	266,801	584,709	31,464	(653,551)	(98,127)	(3,287)	(723,501)	(138,792)	4,899,923	4,761,131	1,168	(24,149)	(3,520)	(26,501)
Fidelity VIP II Index 500 (IQ Annuity ™)	1,904	24,912	16,435	43,251	—	(72,222)	(329)	(381)	(72,932)	(29,681)	342,919	313,238	—	(7,542)	(38)	(7,580)
Fidelity VIP II Investment Grade Bond (AnnuiChoice ™)	14,793	3,973	10,672	29,438	45	(45,754)	(26,589)	(1,049)	(73,347)	(43,909)	458,032	414,123	4	(3,978)	(2,290)	(6,264)
Fidelity VIP II Investment Grade Bond (AnnuiChoice II ™)	1,383	3,342	1,148	5,873	—	—	(47,053)	(11)	(47,064)	(41,191)	89,130	47,939	—	(1)	(3,964)	(3,965)
Fidelity VIP II Investment Grade Bond (Grandmaster ™)	110,095	29,141	73,756	212,992	—	(260,700)	(137,031)	(1,290)	(399,021)	(186,029)	3,424,242	3,238,213	—	(7,489)	(3,926)	(11,415)
Fidelity VIP II Investment Grade Bond (Grandmaster flex3 ™)	10,137	12,962	9,550	32,649	172	(171,965)	(16,623)	(828)	(189,244)	(156,595)	538,111	381,516	15	(14,818)	(1,419)	(16,222)
Fidelity VIP II Investment Grade Bond (IQ Annuity ™)	34,791	3,019	28,403	66,213	—	(57,280)	(3)	(594)	(57,877)	8,336	1,082,552	1,090,888	—	(3,545)	—	(3,545)
Fidelity VIP II Investment Grade Bond (Pinnacle Plus ™)	2,613	997	2,192	5,802	—	(20,962)	(4,110)	(166)	(25,238)	(19,436)	109,349	89,913	—	(2,024)	(211)	(2,235)
Fidelity VIP III Balanced (Grandmaster ™)	22,990	(9,671)	203,686	217,005	—	(189,911)	1,538,654	(988)	1,347,755	1,564,760	721,203	2,285,963	—	(12,347)	95,649	83,302
Fidelity VIP Overseas (AnnuiChoice ™)	796	(17,365)	32,864	16,295	—	(16,835)	(9,463)	(746)	(27,044)	(10,749)	165,049	154,300	—	(2,423)	(1,262)	(3,685)
Fidelity VIP Overseas (AnnuiChoice II ™)	241	(5,702)	12,052	6,591	—	(4,437)	(3,543)	(146)	(8,126)	(1,535)	66,565	65,030	—	(612)	(529)	(1,141)
Fidelity VIP Overseas (Grandmaster ™)	5,885	(34,660)	354,341	325,566	—	(393,173)	(62,247)	(2,114)	(457,534)	(131,968)	3,187,813	3,055,845	—	(14,948)	(2,171)	(17,119)
Fidelity VIP Overseas (Grandmaster flex3 ™)	4	1,243	1,935	3,182	—	(4,857)	(2)	(37)	(4,896)	(1,714)	31,905	30,191	—	(658)	—	(658)
Fidelity VIP Overseas (IQ Annuity ™)	(33)	(10,002)	12,586	2,551	—	(17,126)	3	(51)	(17,174)	(14,623)	43,424	28,801	—	(2,408)	2	(2,406)
Fidelity VIP Overseas (Pinnacle Plus ™)	(187)	(7,812)	17,933	9,934	—	(15,860)	274	(243)	(15,829)	(5,895)	105,818	99,923	—	(2,805)	605	(2,200)
Non-Affiliated Service Class:
Fidelity VIP Equity-Income (IQ Annuity ™)	843	(19,258)	64,023	45,608	672	(26,747)	(6,422)	(230)	(32,727)	12,881	365,689	378,570	65	(2,624)	(633)	(3,192)
Fidelity VIP Growth (IQ Annuity ™)	(3,135)	2,737	69,133	68,735	—	(22,853)	12	(338)	(23,179)	45,556	318,811	364,367	—	(2,787)	2	(2,785)
Fidelity VIP High Income (IQ Annuity ™)	49,648	31,277	(68,320)	12,605	—	(110,057)	(143,649)	(159)	(253,865)	(241,260)	1,020,940	779,680	—	(10,000)	(20,461)	(30,461)
Fidelity VIP II Asset Manager (IQ Annuity ™)	585	(2,653)	15,125	13,057	—	(17,909)	6,303	(71)	(11,677)	1,380	108,008	109,388	—	(1,553)	576	(977)
Fidelity VIP II Contrafund (IQ Annuity ™)	(2,402)	(43,131)	162,809	117,276	18,379	(63,904)	48,683	(562)	2,596	119,872	789,600	909,472	1,376	(4,827)	3,331	(120)
Fidelity VIP III Balanced (IQ Annuity ™)	773	1,441	13,591	15,805	—	(57,793)	75,309	(166)	17,350	33,155	100,797	133,952	—	(5,094)	6,422	1,328
Fidelity VIP III Mid Cap (Grandmaster ™)	(12,831)	(106,452)	506,837	387,554	—	(356,648)	(69,703)	(777)	(427,128)	(39,574)	1,739,900	1,700,326	—	(11,352)	(2,031)	(13,383)
Fidelity VIP III Mid Cap (IQ Annuity ™)	(8,537)	(28,045)	264,948	228,366	1,584	(73,761)	(57,079)	(382)	(129,638)	98,728	933,748	1,032,476	46	(2,161)	(1,727)	(3,842)
Fidelity VIP Overseas (IQ Annuity ™)	(74)	(9,497)	12,906	3,335	—	(1,029)	(14,140)	(18)	(15,187)	(11,852)	53,626	41,774	—	(94)	(1,326)	(1,420)
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (AdvantEdge ™)	311	4,380	5,214	9,905	3,289	(3,551)	(7,902)	(385)	(8,549)	1,356	89,616	90,972	338	(428)	(834)	(924)
Fidelity VIP Asset Manager (AnnuiChoice ™)	3,086	(8,101)	43,152	38,137	—	(22,023)	(3,841)	(391)	(26,255)	11,882	319,141	331,023	—	(1,901)	(339)	(2,240)
Fidelity VIP Asset Manager (AnnuiChoice II ™)	485	2,939	2,881	6,305	10,385	(9,905)	(10,028)	(95)	(9,643)	(3,338)	53,637	50,299	943	(841)	(946)	(844)
Fidelity VIP Asset Manager (GrandMaster flex3 ™)	346	(2,472)	21,482	19,356	180	(28,759)	(22,594)	(158)	(51,331)	(31,975)	200,675	168,700	14	(2,551)	(1,945)	(4,482)
Fidelity VIP Asset Manager (IQ3 ™)	1,357	(6,632)	36,807	31,532	—	(12,830)	(22,427)	(444)	(35,701)	(4,169)	286,462	282,293	—	(1,120)	(1,969)	(3,089)
Fidelity VIP Asset Manager (Pinnacle Plus ™)	213	(2,943)	13,080	10,350	—	(23,163)	(1,042)	(271)	(24,476)	(14,126)	109,983	95,857	—	(2,058)	(38)	(2,096)
Fidelity VIP Balanced (AdvantEdge ™)	1,263	12,661	7,216	21,140	36,500	(3,695)	47,239	(599)	79,445	100,585	86,170	186,755	3,813	(459)	4,684	8,038
Fidelity VIP Balanced (AnnuiChoice ™)	10,000	(31,723)	130,501	108,778	840	(122,372)	359,042	(1,161)	236,349	345,127	600,032	945,159	69	(9,968)	28,127	18,228
Fidelity VIP Balanced (AnnuiChoice II ™)	3,601	1,666	35,790	41,057	59,305	(45,798)	156,074	(731)	168,850	209,907	151,792	361,699	5,277	(4,142)	14,574	15,709
Fidelity VIP Balanced (GrandMaster flex3 ™)	2,794	(4,538)	61,468	59,724	870	(54,005)	179,810	(547)	126,128	185,852	317,875	503,727	67	(4,169)	13,465	9,363
Fidelity VIP Balanced (Grandmaster ™)	7,113	(12,895)	160,366	154,584	972	(10,765)	10,619	(113)	713	155,297	945,969	1,101,266	81	(895)	990	176
Fidelity VIP Balanced (IQ3 ™)	6,760	(8,850)	110,874	108,784	4,202	(67,414)	387,997	(909)	323,876	432,660	541,076	973,736	363	(5,828)	31,814	26,349
Fidelity VIP Balanced (Pinnacle Plus ™)	(168)	5,144	9,146	14,122	—	(54,696)	(40,741)	(261)	(95,698)	(81,576)	259,382	177,806	—	(7,963)	(1,213)	(9,176)
Fidelity VIP Balanced (IQ Advisor Standard ™)	2,330	(364)	23,296	25,262	—	(2,651)	1	—	(2,650)	22,612	149,970	172,582	—	(216)	(1)	(217)
Fidelity VIP Contrafund (AdvantEdge ™)	(730)	21,677	188,621	209,568	1,101,962	(11,198)	138,982	(4,940)	1,224,806	1,434,374	340,068	1,774,442	129,095	(1,852)	16,792	144,035
Fidelity VIP Contrafund (AnnuiChoice ™)	1,132	(362,408)	868,264	506,988	10,084	(579,096)	147,089	(6,360)	(428,283)	78,705	3,764,717	3,843,422	756	(43,454)	8,839	(33,859)
Fidelity VIP Contrafund (AnnuiChoice II ™)	(863)	(14,690)	288,849	273,296	355,073	(101,287)	72,589	(4,645)	321,730	595,026	1,455,760	2,050,786	37,978	(10,925)	6,726	33,779
Fidelity VIP Contrafund (GrandMaster flex3 ™)	(14,161)	251,566	57,626	295,031	30,566	(751,173)	118,355	(1,984)	(604,236)	(309,205)	2,482,093	2,172,888	2,131	(54,748)	8,532	(44,085)
Fidelity VIP Contrafund (IQ3 ™)	(14,259)	(523,288)	1,150,764	613,217	100,486	(528,855)	872,248	(3,878)	440,001	1,053,218	4,104,563	5,157,781	7,374	(38,626)	58,845	27,593
Fidelity VIP Contrafund (Pinnacle Plus ™)	(7,776)	(52,228)	235,802	175,798	70,195	(141,811)	122,136	(1,699)	48,821	224,619	1,401,245	1,625,864	7,749	(14,408)	7,584	925
Fidelity VIP Contrafund (IQ Advisor Standard ™)	1,640	(24,375)	44,870	22,135	—	(10,531)	204,904	—	194,373	216,508	65,936	282,444	—	(758)	14,328	13,570
Fidelity VIP Disciplined Small Cap (AdvantEdge™)	(30)	9	439	418	—	—	—	(9)	(9)	409	1,818	2,227	—	(1)	—	(1)
Fidelity VIP Disciplined Small Cap (AnnuiChoice ™)	(1,202)	(13,740)	42,242	27,300	72	(33,005)	(10,932)	(255)	(44,120)	(16,820)	141,860	125,040	9	(4,200)	(1,546)	(5,737)
Fidelity VIP Disciplined Small Cap (AnnuiChoice II ™)	(313)	1,257	5,675	6,619	10,000	(4,361)	(503)	(124)	5,012	11,631	17,760	29,391	1,412	(516)	(49)	847
Fidelity VIP Disciplined Small Cap (GrandMaster ™)	(754)	(3,271)	16,944	12,919	—	(565)	(27,208)	(33)	(27,806)	(14,887)	56,821	41,934	—	(79)	(3,157)	(3,236)
Fidelity VIP Disciplined Small Cap (GrandMaster flex3 ™)	(800)	(2,306)	14,556	11,450	—	(5,125)	68	(72)	(5,129)	6,321	54,888	61,209	—	(749)	11	(738)
Fidelity VIP Disciplined Small Cap (IQ Annuity ™)	(1,198)	(2,102)	22,004	18,704	80	(4,285)	(1,576)	(54)	(5,835)	12,869	84,676	97,545	10	(600)	(197)	(787)

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Disciplined Small Cap (Pinnacle Plus ™)	$(190)	$(890)	$3,039	$1,959	$—	$(5,862)	$2,007	$(8)	$(3,863)	$(1,904)	$13,256	$11,352	—	(827)	251	(576)
Fidelity VIP Equity-Income (AdvantEdge ™)	333	1,293	5,123	6,749	34,789	(382)	(663)	(412)	33,332	40,081	24,694	64,775	4,344	(100)	(49)	4,195
Fidelity VIP Equity-Income (AnnuiChoice ™)	6,326	(192,788)	351,771	165,309	2,270	(316,743)	(41,105)	(2,027)	(357,605)	(192,296)	1,437,223	1,244,927	224	(30,885)	(4,013)	(34,674)
Fidelity VIP Equit-Income (AnnuiChoice II ™)	1,842	(20,364)	79,351	60,829	84,314	(72,362)	4,530	(363)	16,119	76,948	387,535	464,483	10,620	(8,530)	585	2,675
Fidelity VIP Equity-Income (GrandMaster flex3 ™)	(71)	(49,241)	85,632	36,320	5	(62,342)	(15,175)	(531)	(78,043)	(41,723)	336,053	294,330	1	(6,143)	(1,475)	(7,617)
Fidelity VIP Equity-Income (IQ3 ™)	(65)	(179,874)	266,081	86,142	5,097	(156,424)	(94,858)	(639)	(246,824)	(160,682)	925,998	765,316	519	(16,284)	(10,505)	(26,270)
Fidelity VIP Equity-Income (Pinnacle Plus ™)	(432)	(26,853)	55,118	27,833	606	(16,159)	(32,790)	(253)	(48,596)	(20,763)	248,248	227,485	84	(1,749)	(2,649)	(4,314)
Fidelity VIP Equity-Income (IQ Advisor Standard ™)	203	(266)	2,759	2,696	—	(908)	—	—	(908)	1,788	19,666	21,454	—	(88)	—	(88)
Fidelity Freedom 2010 (Adnavtedge ™)	3,150	1,302	14,819	19,271	10,484	(2,284)	5,828	(1,465)	12,563	31,834	160,555	192,389	1,110	(371)	664	1,403
Fidelity Freedom 2010 (AnnuiChoice ™)	101	6	384	491	—	(157)	—	(3)	(160)	331	4,318	4,649	—	(16)	—	(16)
Fidelity Freedom 2010 (AnnuiChoice II ™)	4,937	(6,026)	26,823	25,734	100,000	(40,790)	(317)	(1,014)	57,879	83,613	151,538	235,151	10,898	(4,421)	(36)	6,441
Fidelity Freedom 2010 (GrandMaster ™)	(339)	41,731	(21,631)	19,761	2,660	—	(211,766)	—	(209,106)	(189,345)	241,603	52,258	276	—	(21,333)	(21,057)
Fidelity Freedom 2010 (IQ Annuity ™)	2,782	(29,009)	47,117	20,890	—	(197,743)	(11,532)	(128)	(209,403)	(188,513)	345,899	157,386	—	(20,942)	(1,200)	(22,142)
Fidelity Freedom 2010 (Pinnacle Plus ™)	120	53	569	742	—	—	—	—	—	742	6,956	7,698	—	—	—	—
Fidelity Freedom 2015 (AdvantEdge ™)	874	(3,609)	9,213	6,478	—	—	(17,893)	(241)	(18,134)	(11,656)	79,344	67,688	—	(25)	(1,956)	(1,981)
Fidelity Freedom 2015 (AnnuiChoice ™)	542	11	2,353	2,906	—	—	—	—	—	2,906	24,919	27,825	—	—	—	—
Fidelity Freedom 2015 (AnnuiChoice II ™)	3,068	(10,839)	26,429	18,658	—	(41,310)	1,202	(267)	(40,375)	(21,717)	195,942	174,225	—	(4,484)	130	(4,354)
Fidelity Freedom 2015 (GrandMaster ™)	348	48	1,786	2,182	—	—	—	—	—	2,182	19,372	21,554	—	—	—	—
Fidelity Freedom 2015 (IQ Annuity ™)	1,809	(239)	10,352	11,922	—	—	—	(84)	(84)	11,838	106,979	118,817	—	(9)	(1)	(10)
Fidelity Freedom 2015 (Pinnacle Plus ™)	820	(13,224)	22,695	10,291	—	(13,193)	21,433	(56)	8,184	18,475	80,353	98,828	—	(1,444)	2,419	975
Fidelity Freedom 2020 (AdvantEdge ™)	2,099	(972)	21,865	22,992	400	—	(1,326)	(985)	(1,911)	21,081	175,340	196,421	43	(106)	(20)	(83)
Fidelity Freedom 2020 (AnnuiChoice ™)	749	(1,804)	7,751	6,696	—	(20,000)	—	(30)	(20,030)	(13,334)	58,678	45,344	—	(2,138)	—	(2,138)
Fidelity Freedom 2020 (AnnuiChoice II ™)	10,321	(1,712)	69,453	78,062	54,463	—	401	(1,782)	53,082	131,144	542,574	673,718	6,327	(196)	46	6,177
Fidelity Freedom 2020 (GrandMaster ™)	519	77	3,152	3,748	—	—	3,719	—	3,719	7,467	29,081	36,548	—	—	386	386
Fidelity Freedom 2020 (IQ Annuity ™)	484	(99)	4,027	4,412	—	—	1	(30)	(29)	4,383	34,853	39,236	—	(4)	—	(4)
Fidelity Freedom 2020 (Pinnacle Plus ™)	174	33	1,658	1,865	—	—	(1)	(2)	(3)	1,862	15,012	16,874	—	—	—	—
Fidelity Freedom 2025 (AnnuiChoice II ™)	2,261	(428)	18,867	20,700	—	—	—	(596)	(596)	20,104	146,839	166,943	—	(68)	—	(68)
Fidelity Freedom 2025 (GrandMaster ™)	21	(6)	205	220	—	—	—	(5)	(5)	215	1,583	1,798	—	(1)	1	—
Fidelity Freedom 2025 (Pinnacle Plus ™)	65	(33)	856	888	—	—	(1)	—	(1)	887	6,552	7,439	—	—	—	—
Fidelity Freedom 2030 (AdvantEdge ™) (January 13)*	781	122	8,599	9,502	83,846	(1,310)	1	—	82,537	92,039	—	92,039	9,673	(150)	—	9,523
Fidelity Freedom 2030 (AnnuiChoice II ™)	2,912	(552)	28,076	30,436	—	—	1	(337)	(336)	30,100	209,263	239,363	—	(39)	—	(39)
Fidelity Freedom 2030 (IQ Annuity ™)	346	(79)	4,003	4,270	3,900	—	1	(46)	3,855	8,125	26,939	35,064	471	(6)	—	465
Fidelity VIP Growth (AdvantEdge ™)	(339)	2,053	5,000	6,714	26,000	—	9,481	(37)	35,444	42,158	16,989	59,147	3,361	(4)	993	4,350
Fidelity VIP Growth (AnnuiChoice ™)	(3,967)	(18,893)	154,720	131,860	3,677	(62,539)	3,641	(1,558)	(56,779)	75,081	641,795	716,876	512	(9,174)	115	(8,547)
Fidelity VIP Growth (AnnuiChoice II ™)	(2,118)	15,349	37,804	51,035	48,078	(72,280)	(4,834)	(359)	(29,395)	21,640	219,210	240,850	5,154	(7,179)	(562)	(2,587)
Fidelity VIP Growth (GrandMaster ™)	(5,346)	(64,046)	187,024	117,632	48,436	(160,341)	94,261	(287)	(17,931)	99,701	602,703	702,404	6,199	(20,373)	10,547	(3,627)
Fidelity VIP Growth (GrandMaster flex3 ™)	(2,944)	(12,734)	78,149	62,471	5	(17,688)	71,422	(536)	53,203	115,674	236,333	352,007	1	(2,101)	8,073	5,973
Fidelity VIP Growth (IQ3 ™)	(5,118)	(46,517)	145,961	94,326	1,453	(70,808)	(16,789)	(309)	(86,453)	7,873	469,723	477,596	196	(9,582)	(1,972)	(11,358)
Fidelity VIP Growth (Pinnacle Plus ™)	(1,317)	(4,314)	29,577	23,946	768	(826)	21,844	(97)	21,689	45,635	97,092	142,727	109	(98)	2,026	2,037
Fidelity VIP Growth (IQ Advisor Standard ™)	(8)	(7)	768	753	—	—	2	—	2	755	3,265	4,020	—	—	—	—
Fidelity VIP High Income (AdvantEdge ™)	36,717	75,128	(69,078)	42,767	—	(19,624)	(1,025,280)	(112)	(1,045,016)	(1,002,249)	1,601,583	599,334	—	(1,793)	(97,402)	(99,195)
Fidelity VIP High Income (AnnuiChoice ™)	31,419	67,235	(53,926)	44,728	403	(80,611)	(800,908)	(594)	(881,710)	(836,982)	1,363,268	526,286	29	(5,755)	(61,364)	(67,090)
Fidelity VIP High Income (AnnuiChoice II ™)	51,477	69,196	(78,690)	41,983	30,496	(52,503)	230,968	(52)	208,909	250,892	515,280	766,172	2,685	(4,493)	16,725	14,917
Fidelity VIP High Income (GrandMaster flex3 ™)	1,042,953	1,378,256	(1,464,799)	956,410	397,827	(486,860)	5,659,904	(1,063)	5,569,808	6,526,218	9,695,260	16,221,478	25,949	(32,016)	341,703	335,636
Fidelity VIP High Income (IQ3 ™)	117,166	215,901	(223,291)	109,776	—	(69,857)	(174,420)	(728)	(245,005)	(135,229)	1,977,709	1,842,480	—	(4,599)	(18,587)	(23,186)
Fidelity VIP High Income (Pinnacle Plus ™)	7,534	(1,979)	4,023	9,578	888	(6,177)	38,419	(79)	33,051	42,629	78,208	120,837	111	(551)	2,702	2,262
Fidelity VIP Index 500 (AdvantEdge ™)	3,501	1,925	41,511	46,937	372,861	—	(3,406)	(1,202)	368,253	415,190	33,698	448,888	44,082	(136)	(343)	43,603
Fidelity VIP Index 500 (AnnuiChoice ™)	7,718	(105,118)	219,382	121,982	3	(212,557)	(31,320)	(1,415)	(245,289)	(123,307)	1,138,605	1,015,298	—	(24,360)	(4,213)	(28,573)
Fidelity VIP Index 500 (IQ3 ™)	2,911	54,960	110,537	168,408	5,351	(242,966)	(312,055)	(2,040)	(551,710)	(383,302)	1,791,853	1,408,551	573	(26,105)	(35,124)	(60,656)
Fidelity VIP Index 500 (AnnuiChoice II ™)	4,367	(4,770)	74,807	74,404	80,702	(48,961)	53,390	(1,315)	83,816	158,220	462,057	620,277	10,194	(6,173)	7,077	11,098
Fidelity VIP Index 500 (Grandmaster ™)	2,043	(154,846)	258,538	105,735	130	(30,270)	(447,147)	(202)	(477,489)	(371,754)	1,111,814	740,060	16	(3,793)	(56,432)	(60,209)
Fidelity VIP Index 500 (Grandmaster flex3 ™)	488	(28,918)	64,753	36,323	237	(87,265)	837	(755)	(86,946)	(50,623)	367,072	316,449	32	(11,705)	184	(11,489)
Fidelity VIP Index 500 (IQ Advisor Standard ™)	4,418	(22,573)	59,634	41,479	—	(38,356)	(11,474)	—	(49,830)	(8,351)	378,691	370,340	—	(4,631)	(2,319)	(6,950)
Fidelity VIP Index 500 (Pinnacle Plus ™)	716	(16,043)	49,779	34,452	6,750	(16,731)	(7,807)	(258)	(18,046)	16,406	259,669	276,075	662	(1,668)	(340)	(1,346)

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Investment Grade Bond (AdvantEdge ™)	$21,777	$15,494	$(13,634)	$23,637	$768,435	$(3,633)	$(175,580)	$(3,274)	$585,948	$609,585	$137,905	$747,490	68,597	(609)	(15,442)	52,546
Fidelity VIP Investment Grade Bond (AnnuiChoice ™)	111,345	45,000	68,247	224,592	21,852	(860,383)	(24,824)	(5,702)	(869,057)	(644,465)	3,924,753	3,280,288	1,424	(58,046)	(1,474)	(58,096)
Fidelity VIP Investment Grade Bond (AnnuiChoice II ™)	35,392	12,343	12,159	59,894	233,633	(34,988)	(22,623)	(4,558)	171,464	231,358	854,174	1,085,532	19,904	(3,342)	(1,897)	14,665
Fidelity VIP Investment Grade Bond (GrandMaster ™)	71,712	30,683	39,237	141,632	11,546	(240,202)	(110,387)	(715)	(339,758)	(198,126)	2,538,110	2,339,984	1,028	(21,243)	(10,015)	(30,230)
Fidelity VIP Investment Grade Bond (GrandMaster flex3 ™)	22,425	22,786	15,238	60,449	22,174	(314,805)	(45,373)	(1,004)	(339,008)	(278,559)	1,123,086	844,527	1,840	(26,040)	(3,515)	(27,715)
Fidelity VIP Investment Grade Bond (IQ3 ™)	51,610	33,174	42,055	126,839	1,385	(1,003,274)	48,304	(2,111)	(955,696)	(828,857)	2,708,322	1,879,465	99	(71,752)	3,355	(68,298)
Fidelity VIP Investment Grade Bond (Pinnacle Plus ™)	20,604	11,790	16,758	49,152	13,993	(162,773)	(6,203)	(1,342)	(156,325)	(107,173)	898,501	791,328	1,319	(15,079)	817	(12,943)
Fidelity VIP Investment Grade Bond (IQ Advisor Standard ™)	20,882	29,380	(5,969)	44,293	—	(92,519)	110,287	—	17,768	62,061	495,250	557,311	—	(7,436)	9,569	2,133
Fidelity VIP Mid Cap (AdvantEdge ™)	(5,057)	5,781	91,942	92,666	372,751	(11,201)	(110,402)	(1,452)	249,696	342,362	131,809	474,171	40,867	(1,279)	(12,016)	27,572
Fidelity VIP Mid Cap (AnnuiChoice ™)	(14,860)	(169,234)	821,206	637,112	1,167	(357,778)	(40,488)	(3,767)	(400,866)	236,246	2,643,996	2,880,242	56	(17,600)	(2,671)	(20,215)
Fidelity VIP Mid Cap (AnnuiChoice II ™)	(3,637)	(5,973)	135,834	126,224	176,380	(39,620)	(28,368)	(960)	107,432	233,656	455,778	689,434	15,524	(3,809)	(2,929)	8,786
Fidelity VIP Mid Cap (GrandMaster flex3 ™)	(13,751)	209,445	85,240	280,934	47,707	(340,975)	(214,972)	(1,672)	(509,912)	(228,978)	1,294,163	1,065,185	2,543	(18,125)	(11,239)	(26,821)
Fidelity VIP Mid Cap (Grandmaster ™)	(14,359)	68,986	321,019	375,646	10,891	(197,846)	49,256	(706)	(138,405)	237,241	1,533,489	1,770,730	725	(12,339)	2,311	(9,303)
Fidelity VIP Mid Cap (IQ Annuity ™)	(23,916)	291,578	268,865	536,527	81,790	(422,710)	(5,847)	(3,234)	(350,001)	186,526	2,494,528	2,681,054	4,150	(21,491)	(3,108)	(20,449)
Fidelity VIP Mid Cap (Pinnacle Plus ™)	(12,873)	(73,949)	330,900	244,078	12,607	(107,029)	(3,548)	(1,550)	(99,520)	144,558	1,010,359	1,154,917	898	(9,439)	3,084	(5,457)
Fidelity VIP Mid Cap (IQ Advisor Enhanced ™)	(45)	3	3,209	3,167	—	—	—	—	—	3,167	11,500	14,667	—	—	—	—
Fidelity VIP Mid Cap (IQ Advisor Standard ™)	(183)	18,716	20,966	39,499	—	(9,563)	(7,417)	—	(16,980)	22,519	197,577	220,096	—	(555)	(1,090)	(1,645)
Fidelity VIP Overseas (AdvantEdge ™)	451	(12,642)	52,683	40,492	189,162	(8,762)	(19,180)	(1,110)	160,110	200,602	168,019	368,621	25,939	(1,352)	(2,771)	21,816
Fidelity VIP Overseas (AnnuiChoice ™)	2,152	(67,769)	122,363	56,746	2,298	(84,323)	(324)	(876)	(83,225)	(26,479)	664,089	637,610	216	(8,210)	(786)	(8,780)
Fidelity VIP Overseas (AnnuiChoice II ™)	282	(33,714)	60,681	27,249	58,661	(115,381)	(4,961)	(375)	(62,056)	(34,807)	349,285	314,478	6,290	(13,335)	(666)	(7,711)
Fidelity VIP Overseas (GrandMaster ™)	293	(102,863)	193,634	91,064	3,565	(98,757)	49,370	(224)	(46,046)	45,018	823,916	868,934	506	(13,406)	6,956	(5,944)
Fidelity VIP Overseas (GrandMaster flex3 ™)	(994)	28,095	4,406	31,507	—	(85,020)	(3,218)	(640)	(88,878)	(57,371)	437,033	379,662	—	(7,309)	(736)	(8,045)
Fidelity VIP Overseas (IQ3 ™)	336	22,555	37,714	60,605	2,926	(209,895)	154,126	(686)	(53,529)	7,076	652,120	659,196	280	(19,914)	14,083	(5,551)
Fidelity VIP Overseas (Pinnacle Plus ™)	(1,107)	(88,891)	99,097	9,099	5,664	(8,853)	(73,889)	(301)	(77,379)	(68,280)	289,462	221,182	411	(912)	(5,687)	(6,188)
Fidelity VIP Overseas (IQ Advisor Enhanced ™)	93	(9)	1,735	1,819	—	—	(1)	—	(1)	1,818	15,244	17,062	—	—	—	—
Fidelity VIP Overseas (IQ Advisor Standard ™)	1,456	(31,314)	49,499	19,641	—	(2,617)	(31,846)	—	(34,463)	(14,822)	230,098	215,276	—	(216)	(2,886)	(3,102)
Non-Affiliated Class 1:
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)	8,163	(19,090)	21,818	10,891	—	(119,223)	(14,435)	(131)	(133,789)	(122,898)	241,878	118,980	—	(6,010)	(722)	(6,732)
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)	396	(751)	1,461	1,106	—	(1,365)	(5,525)	(20)	(6,910)	(5,804)	13,490	7,686	—	(115)	(417)	(532)
Van Kampen UIF Emerging Markets Debt (GrandMaster flex3 ™)	1,931	(114)	4,025	5,842	—	(2,333)	(1,562)	(33)	(3,928)	1,914	73,125	75,039	—	(118)	(77)	(195)
Van Kampen UIF Emerging Markets Debt (IQ3 ™)	4,563	(1,211)	10,333	13,685	—	(24,209)	(346)	(141)	(24,696)	(11,011)	173,097	162,086	—	(1,203)	(17)	(1,220)
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)	5,492	(148,216)	255,713	112,989	—	(79,586)	(12,052)	(810)	(92,448)	20,541	445,501	466,042	—	(4,217)	(660)	(4,877)
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™)	698	(9,427)	26,134	17,405	—	(2,385)	(1,888)	(143)	(4,416)	12,989	63,976	76,965	—	(332)	(230)	(562)
Van Kampen UIF U.S. Real Estate (GrandMaster flex3 ™)	719	(6,345)	40,163	34,537	—	(44,645)	(5,599)	(272)	(50,516)	(15,979)	154,786	138,807	—	(2,480)	(316)	(2,796)
Van Kampen UIF U.S. Real Estate (IQ3 ™)	2,689	(131,162)	235,792	107,319	—	(66,752)	(11,854)	(362)	(78,968)	28,351	414,846	443,197	—	(3,551)	(687)	(4,238)
Non-Affiliated Class 2:
Franklin Foreign Securities (IQ Annuity ™)	2,105	(183,723)	212,056	30,438	1,350	(280,019)	(38,672)	(735)	(318,076)	(287,638)	904,969	617,331	81	(16,683)	(2,414)	(19,016)
Franklin Growth and Income Securities (AdvantEdge ™)	666	197	3,964	4,827	—	—	(425)	(136)	(561)	4,266	32,729	36,995	—	(16)	(45)	(61)
Franklin Growth and Income Securities (AnnuiChoice ™)	37,897	(227,112)	393,916	204,701	1,343	(224,840)	(13,502)	(1,989)	(238,988)	(34,287)	1,514,847	1,480,560	112	(18,743)	(1,258)	(19,889)
Franklin Growth and Income Securities (AnnuiChoice II ™)	2,850	(3,684)	13,193	12,359	44,157	(7,341)	(17,504)	(241)	19,071	31,430	100,897	132,327	4,765	(899)	(2,196)	1,670
Franklin Growth and Income Securities (GrandMaster flex3 ™)	14,535	(126,331)	202,854	91,058	—	(106,682)	(30,082)	(828)	(137,592)	(46,534)	755,434	708,900	—	(9,541)	(2,728)	(12,269)
Franklin Growth and Income Securities (Grandmaster ™)	13,161	(70,715)	142,713	85,159	—	(51,701)	(10,893)	(264)	(62,858)	22,301	629,042	651,343	—	(4,441)	(1,084)	(5,525)
Franklin Growth and Income Securities (IQ Annuity ™)	46,498	(343,731)	597,902	300,669	95,543	(388,319)	(68,654)	(1,691)	(363,121)	(62,452)	2,236,808	2,174,356	8,311	(33,080)	(5,694)	(30,463)
Franklin Growth and Income Securities (Pinnacle Plus ™)	8,016	(115,641)	164,488	56,863	830	(85,308)	(33,879)	(635)	(118,992)	(62,129)	494,902	432,773	104	(12,119)	1,156	(10,859)
Franklin Income Securities (AdvantEdge ™)	6,843	692	10,693	18,228	32,474	(3,822)	54,552	(185)	83,019	101,247	99,886	201,133	3,154	(383)	5,696	8,467
Franklin Income Securities (AnnuiChoice ™)	154,147	(233,185)	389,869	310,831	10,856	(722,308)	55,682	(4,393)	(660,163)	(349,332)	3,222,690	2,873,358	659	(43,878)	3,043	(40,176)
Franklin Income Securities (AnnuiChoice II ™)	50,377	(15,621)	64,210	98,966	18,031	(41,215)	(4,588)	(1,274)	(29,046)	69,920	883,693	953,613	1,711	(4,011)	(404)	(2,704)
Franklin Income Securities (GrandMaster flex3 ™)	166,900	(249,964)	409,108	326,044	107,588	(862,213)	95,167	(2,176)	(661,634)	(335,590)	3,484,785	3,149,195	6,703	(54,812)	6,400	(41,709)
Franklin Income Securities (Grandmaster ™)	147,383	101,888	43,219	292,490	11,290	(370,059)	44,861	(1,159)	(315,067)	(22,577)	2,889,784	2,867,207	716	(23,080)	2,608	(19,756)
Franklin Income Securities (IQ Annuity ™)	178,287	(295,547)	480,479	363,219	24,782	(945,944)	35,288	(2,908)	(888,782)	(525,563)	3,844,571	3,319,008	1,519	(59,192)	2,809	(54,864)
Franklin Income Securities (Pinnacle Plus ™)	78,953	(101,785)	201,162	178,330	30,417	(219,999)	249,822	(2,267)	57,973	236,303	1,549,745	1,786,048	4,987	(23,492)	23,057	4,552
Franklin Income Securities (Pinnacle Plus Reduced M&E ™) (Nov 10)*	(11)	(21)	88	56	—	(1,650)	7,759	(13)	6,096	6,152	—	6,152	—	(166)	765	599
Franklin Income Securities (IQ Advisor Enhanced ™)	611	(5)	579	1,185	—	—	1	—	1	1,186	10,073	11,259	—	—	—	—
Franklin Income Securities (IQ Advisor Standard ™)	6,018	129	4,876	11,023	—	—	83,502	—	83,502	94,525	3,580	98,105	—	—	6,528	6,528

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Service Class 2 (continued):
Franklin Large Cap Growth Securities (AdvantEdge ™)	$(2,475)	$1,241	$41,722	$40,488	$375,580	$—	$(3,507)	$(743)	$371,330	$411,818	$19,255	$431,073	42,511	(80)	(362)	42,069
Franklin Large Cap Growth Securities (AnnuiChoice ™)	(396)	9,185	18,090	26,879	393	(8,632)	(11,275)	(369)	(19,883)	6,996	282,085	289,081	32	(703)	(993)	(1,664)
Franklin Large Cap Growth Securities (AnnuiChoice II ™)	(1,017)	(98)	32,271	31,156	98,070	—	3,844	(1,462)	100,452	131,608	218,737	350,345	10,174	(152)	468	10,490
Franklin Large Cap Growth Securities (GrandMaster flex3 ™)	(1,171)	(12,410)	25,687	12,106	6	(12,420)	(24,313)	(231)	(36,958)	(24,852)	166,721	141,869	1	(1,024)	(2,162)	(3,185)
Franklin Large Cap Growth Securities (Grandmaster ™)	(261)	(43)	5,392	5,088	—	—	19,179	(11)	19,168	24,256	39,463	63,719	—	(1)	1,540	1,539
Franklin Large Cap Growth Securities (IQ Annuity ™)	(1,123)	6,157	12,254	17,288	—	(18,156)	1,740	(257)	(16,673)	615	183,185	183,800	—	(1,504)	154	(1,350)
Franklin Large Cap Growth Securities (Pinnacle Plus ™)	(3,429)	(18,688)	68,402	46,285	4,200	(55,555)	224,022	(470)	172,197	218,482	252,720	471,202	401	(9,216)	25,268	16,453
Franklin Large Cap Growth Securities (IQ Advisor Standard ™)	25	17	1,132	1,174	—	—	(1)	—	(1)	1,173	10,738	11,911	—	—	—	—
Franklin Mutual Shares Securities (AdvantEdge ™)	1,656	7,206	62,976	71,838	768,439	(2,232)	(73,297)	(3,810)	689,100	760,938	234,500	995,438	91,344	(711)	(8,729)	81,904
Franklin Mutual Shares Securities (AnnuiChoice ™)	6,102	(111,066)	223,550	118,586	1,951	(271,301)	27,449	(1,823)	(243,724)	(125,138)	1,315,442	1,190,304	138	(19,039)	1,984	(16,917)
Franklin Mutual Shares Securities (AnnuiChoice II ™)	4,080	(10,222)	94,480	88,338	145,413	(23,361)	112,315	(2,395)	231,972	320,310	723,128	1,043,438	16,471	(2,863)	12,821	26,429
Franklin Mutual Shares Securities (GrandMaster flex3 ™)	359	(340,826)	506,146	165,679	38,347	(842,336)	158,232	(1,096)	(646,853)	(481,174)	2,261,772	1,780,598	2,762	(63,870)	13,394	(47,714)
Franklin Mutual Shares Securities (IQ Annuity ™)	311	(95,551)	179,422	84,182	11,336	(155,317)	(47,055)	(1,272)	(192,308)	(108,126)	1,042,724	934,598	820	(11,482)	(3,498)	(14,160)
Franklin Mutual Shares Securities (Pinnacle Plus ™)	(798)	(55,330)	138,524	82,396	5,263	(70,188)	14,382	(2,141)	(52,684)	29,712	932,453	962,165	436	(7,671)	2,928	(4,307)
Franklin Mutual Shares Securities (IQ Advisor Standard ™)	4,304	(31,336)	71,645	44,613	—	(4,522)	(47,102)	—	(51,624)	(7,011)	486,393	479,382	—	(380)	(4,175)	(4,555)
Franklin Mutual Shares Securities(Grandmaster ™)	1,600	62,089	5,437	69,126	398	(210,471)	11,104	(332)	(199,301)	(130,175)	901,242	771,067	29	(15,395)	679	(14,687)
Franklin Small Cap Value Securities (AdvantEdge ™)	(486)	(640)	10,697	9,571	38,906	(2,774)	213,130	(100)	249,162	258,733	14,608	273,341	4,045	(267)	19,290	23,068
Franklin Small Cap Value Securities (Annuichoice ™)	(485)	11,612	11,890	23,017	251	(11,630)	88,359	(87)	76,893	99,910	41,050	140,960	30	(1,387)	10,628	9,271
Franklin Small Cap Value Securities (Annuichoice II ™)	(282)	(8,470)	32,370	23,618	53,545	(43,766)	16,992	(113)	26,658	50,276	89,694	139,970	6,312	(5,550)	1,996	2,758
Franklin Small Cap Value Securities (Grandmaster ™)	(356)	(10,040)	22,257	11,861	—	(3,600)	74,007	(11)	70,396	82,257	51,202	133,459	—	(468)	7,730	7,262
Franklin Small Cap Value Securities (Grandmaster flex3 ™)	(206)	(629)	5,177	4,342	—	(51)	53,238	(6)	53,181	57,523	15,262	72,785	—	(6)	5,706	5,700
Franklin Small Cap Value Securities (IQ Advisor Standard ™)	59	(34)	9,903	9,928	—	—	1	—	1	9,929	36,165	46,094	—	—	—	—
Franklin Small Cap Value Securities (IQ Annuuity ™)	(380)	6,277	1,193	7,090	120	(19,598)	58,486	(87)	38,921	46,011	38,973	84,984	15	(2,680)	6,457	3,792
Franklin Small Cap Value Securities (Pinnacle Plus ™)	(1,132)	(2,234)	34,974	31,608	3,102	(3,646)	64,423	(386)	63,493	95,101	81,557	176,658	653	(600)	7,845	7,898
Franklin Small Cap Value Securities (Pinnacle Plus Reduced M&E ™) (November 1)*	(6)	58	359	411	—	(805)	3,473	(6)	2,662	3,073	—	3,073	—	(76)	348	272
Templeton Foriegn Securities Fund (AdvantEdge ™)	(1,251)	(2,612)	38,849	34,986	276,046	—	16,111	(794)	291,363	326,349	50,554	376,903	32,747	(90)	1,888	34,545
Templeton Foriegn Securities Fund (GrandMaster flex3 ™)	926	(141,476)	159,384	18,834	6,932	(28,724)	(127,346)	(616)	(149,754)	(130,920)	735,700	604,780	412	(1,755)	(8,553)	(9,896)
Templeton Foriegn Securities Fund (Grandmaster ™)	1,565	(46,682)	64,689	19,572	—	(21,575)	32,790	(137)	11,078	30,650	355,902	386,552	—	(1,273)	1,593	320
Templeton Foriegn Securities Fund (Pinnacle Plus ™)	442	(154,951)	174,058	19,549	16,515	(30,284)	96,658	(1,089)	81,800	101,349	527,375	628,724	1,341	(2,478)	5,064	3,927
Templeton Foriegn Securities Fund (Pinnacle Plus Reduced M&E ™) (November 10)*	(3)	(16)	7	(12)	—	(444)	2,136	(4)	1,688	1,676	—	1,676	—	(45)	209	164
Templeton Foreign Securities Fund (AnnuiChoice ™)	6,057	(210,710)	254,112	49,459	117	(141,097)	28,908	(789)	(112,861)	(63,402)	960,011	896,609	7	(8,247)	1,225	(7,015)
Templeton Foreign Securities Fund (AnnuiChoice II ™)	2,071	(23,914)	38,493	16,650	25,683	(14,951)	(35,369)	(761)	(25,398)	(8,748)	402,051	393,303	2,532	(1,637)	(4,402)	(3,507)
Templeton Foriegn Securities Fund (IQ Advisor Standard ™)	379	(620)	2,532	2,291	—	(1,142)	1	—	(1,141)	1,150	31,012	32,162	—	(83)	—	(83)
Templeton Growth Securities (AdvantEdge ™)	(206)	(5,699)	10,361	4,456	42,406	—	(9,768)	(416)	32,222	36,678	59,948	96,626	5,195	(51)	(1,283)	3,861
Templeton Growth Securities (AnnuiChoice ™)	1,015	(156,303)	169,023	13,735	2,634	(151,886)	(90,819)	(908)	(240,979)	(227,244)	601,347	374,103	184	(11,211)	(6,794)	(17,821)
Templeton Growth Securities (AnnuiChoice II ™)	455	(4,383)	17,869	13,941	2,773	(672)	1,812	(726)	3,187	17,128	217,745	234,873	344	(166)	247	425
Templeton Growth Securities (GrandMaster flex3 ™)	(1,927)	(255,230)	290,362	33,205	3,062	(405,440)	(6,758)	(656)	(409,792)	(376,587)	1,171,210	794,623	226	(30,881)	(511)	(31,166)
Templeton Growth Securities (Grandmaster ™)	474	(112,803)	123,742	11,413	—	(159,472)	3,683	(170)	(155,959)	(144,546)	490,598	346,052	—	(12,213)	208	(12,005)
Templeton Growth Securities (IQ Annuity ™)	(702)	(45,428)	84,137	38,007	2,640	(102,423)	8,246	(761)	(92,298)	(54,291)	779,313	725,022	200	(7,903)	750	(6,953)
Templeton Growth Securities (Pinnacle Plus ™)	(1,594)	(30,344)	59,563	27,625	—	(44,765)	9,282	(832)	(36,315)	(8,690)	509,998	501,308	—	(4,844)	2,003	(2,841)
Templeton Growth Securities (IQ Advisor Standard ™)	1,334	(4,467)	13,779	10,646	—	—	1,484	—	1,484	12,130	179,684	191,814	—	—	—	—
Invesco Van Kampen VI Comstock (AdvantEdge ™)	(5,680)	3,693	52,496	50,509	18,622	(128)	(16,243)	(152)	2,099	52,608	378,301	430,909	2,050	(33)	(1,994)	23
Invesco Van Kampen VI Comstock (AnnuiChoice ™)	(2,507)	(39,095)	78,528	36,926	604	(80,534)	(8,165)	(448)	(88,543)	(51,617)	332,672	281,055	44	(6,029)	(616)	(6,601)
Invesco Van Kampen VI Comstock (AnnuiChoice II ™)	(2,459)	529	34,478	32,548	15,120	(6,407)	(1,376)	(898)	6,439	38,987	222,057	261,044	1,660	(816)	(108)	736
Invesco Van Kampen VI Comstock (GrandMaster flex3 ™)	(2,982)	30,765	(3,617)	24,166	199	(88,078)	(3,505)	(369)	(91,753)	(67,587)	234,778	167,191	15	(6,708)	(225)	(6,918)
Invesco Van Kampen VI Comstock (Grandmaster ™)	(1,482)	(4,373)	21,633	15,778	—	(7,070)	(5,164)	(36)	(12,270)	3,508	124,907	128,415	—	(549)	(411)	(960)
Invesco Van Kampen VI Comstock (IQ Annuity ™)	(5,490)	(127,796)	200,529	67,243	5,656	(302,447)	(4,494)	(395)	(301,680)	(234,437)	617,190	382,753	422	(22,273)	(123)	(21,974)
Invesco Van Kampen VI Comstock (IQ Advisor Standard ™)	(209)	(119)	6,744	6,416	—	(1,018)	—	—	(1,018)	5,398	43,564	48,962	—	(91)	—	(91)
Invesco Van Kampen VI Comstock (Pinnacle Plus ™)	(2,721)	(25,469)	51,085	22,895	300	(9,327)	(27,712)	(281)	(37,020)	(14,125)	191,863	177,738	54	(862)	(2,250)	(3,058)
Invesco Van Kampen VI Capital Growth (AdvantEdge ™)	(267)	336	2,748	2,817	—	(192)	(334)	(66)	(592)	2,225	16,177	18,402	—	(28)	(31)	(59)
Invesco Van Kampen VI Capital Growth (AnnuiChoice ™)	(448)	10,712	(8,625)	1,639	—	(33,702)	(32,869)	(107)	(66,678)	(65,039)	96,512	31,473	—	(2,455)	(2,896)	(5,351)
Invesco Van Kampen VI Capital Growth (AnnuiChoice II ™)	(640)	366	9,787	9,513	—	(4,330)	(1)	(60)	(4,391)	5,122	54,147	59,269	—	(391)	—	(391)
Invesco Van Kampen VI Capital Growth (GrandMaster flex3 ™)	(697)	733	7,604	7,640	—	(3,301)	1	(12)	(3,312)	4,328	43,274	47,602	—	(226)	—	(226)
Invesco Van Kampen VI Capital Growth (Grandmaster ™)	(133)	8	2,104	1,979	—	—	53,579	(3)	53,576	55,555	7,883	63,438	—	—	3,601	3,601

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Class 2 (continued):
Invesco Van Kampen VI Capital Growth (IQ Annuity ™)	$(4,191)	$(11,586)	$62,127	$46,350	$53,067	$(13,511)	$(63,640)	$(294)	$(24,378)	$21,972	$266,549	$288,521	4,111	(1,013)	(4,812)	(1,714)
Invesco Van Kampen VI Capital Growth (Pinnacle Plus ™) (April 21)*	(1,085)	18,145	(9,489)	7,571	—	(31,142)	(11,739)	(35)	(42,916)	(35,345)	89,394	54,049	—	(2,883)	(1,030)	(3,913)
Invesco Van Kampen VI Mid Cap Value (AdvantEdge ™)	(485)	11,243	2,149	12,907	26,715	(2,281)	201,769	(441)	225,762	238,669	49,807	288,476	2,886	(278)	20,176	22,784
Invesco Van Kampen VI Mid Cap Value (AnnuiChoice ™) (April 12)*	33	(224)	1,901	1,710	—	(3,385)	31,310	(7)	27,918	29,628	—	29,628	—	(377)	3,285	2,908
Invesco Van Kampen VI Mid Cap Value (AnnuiChoice II ™)	(411)	6,195	20,512	26,296	20,856	(7,323)	2,338	(694)	15,177	41,473	116,134	157,607	2,238	(848)	319	1,709
Invesco Van Kampen VI Mid Cap Value (Grandmaster ™)	(221)	7,834	1,302	8,915	—	(1,703)	204	(3)	(1,502)	7,413	37,379	44,792	—	(185)	159	(26)
Invesco Van Kampen VI Mid Cap Value (Grandmaster flex3 ™) (Dec 10)*	(17)	1	374	358	—	(39)	27,261	—	27,222	27,580	—	27,580	—	(4)	2,751	2,747
Invesco Van Kampen VI Mid Cap Value (IQ Annuity ™)	(463)	5,318	12,893	17,748	—	(14,260)	53,184	(125)	38,799	56,547	38,354	94,901	—	(1,679)	6,519	4,840
Invesco Van Kampen VI Mid Cap Value (Pinnacle Plus ™)	(7)	(2)	116	107	—	—	3,951	(3)	3,948	4,055	—	4,055	—	—	405	405
Van Kampen UIF Emerging Markets Debt (AdvantEdge ™)	846	203	4,407	5,456	132,991	—	10,178	(488)	142,681	148,137	19,656	167,793	11,801	(42)	855	12,614
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)	7,234	(1,622)	13,050	18,662	1,201	(38,781)	44,180	(270)	6,330	24,992	229,676	254,668	104	(3,386)	3,710	428
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)	5,666	13,917	(4,208)	15,375	29,296	(3,736)	(207,954)	(469)	(182,863)	(167,488)	404,134	236,646	2,552	(368)	(19,071)	(16,887)
Van Kampen UIF Emerging Markets Debt (Grandmaster ™)	3,812	27,207	(17,355)	13,664	1,500	(40,476)	(356,113)	(62)	(395,151)	(381,487)	572,494	191,007	78	(2,129)	(19,393)	(21,444)
Van Kampen UIF Emerging Markets Debt (GrandMaste flex3 ™)	(11,687)	268,403	(266,593)	(9,877)	94,757	(113,009)	(3,827,888)	(337)	(3,846,477)	(3,856,354)	4,096,825	240,471	8,573	(9,973)	(354,219)	(355,619)
Van Kampen UIF Emerging Markets Debt (IQ Annuity ™)	5,491	19,114	(7,194)	17,411	2,199	(57,784)	(155,851)	(341)	(211,777)	(194,366)	529,904	335,538	112	(3,001)	(9,089)	(11,978)
Van Kampen UIF Emerging Markets Debt (Pinnacle Plus ™)	5,666	(3,562)	15,537	17,641	4,680	(51,288)	80,770	(581)	33,581	51,222	255,504	306,726	308	(4,366)	5,863	1,805
Van Kampen UIF Emerging Markets Debt (IQ Advisor Standard ™)	331	7	480	818	—	—	(1)	—	(1)	817	9,000	9,817	—	—	—	—
Van Kampen UIF Emerging Markets Equity (AdvantEdge ™)	(2,430)	17,171	28,394	43,135	152,351	(572)	10,825	(883)	161,721	204,856	128,822	333,678	19,367	(174)	825	20,018
Van Kampen UIF Emerging Markets Equity (AnnuiChoice ™)	(2,248)	63,948	697	62,397	251	(123,466)	(164,231)	(567)	(288,013)	(225,616)	729,214	503,598	8	(4,020)	(5,499)	(9,511)
Van Kampen UIF Emerging Markets Equity (AnnuiChoice II ™)	(1,590)	6,704	40,298	45,412	151,151	(13,372)	13,985	(699)	151,065	196,477	216,810	413,287	11,189	(1,155)	1,219	11,253
Van Kampen UIF Emerging Markets Equity (GrandMaster flex3 ™)	(5,149)	148,715	(73,099)	70,467	1,554	(106,314)	(149,240)	(1,030)	(255,030)	(184,563)	652,780	468,217	49	(3,413)	(4,930)	(8,294)
Van Kampen UIF Emerging Markets Equity (Grandmaster ™)	(2,853)	(30,320)	90,414	57,241	—	(28,485)	55,935	(116)	27,334	84,575	376,687	461,262	—	(899)	1,430	531
Van Kampen UIF Emerging Markets Equity (IQ Annuity ™)	(5,577)	30,950	67,501	92,874	3,605	(196,439)	(46,797)	(929)	(240,560)	(147,686)	755,318	607,632	113	(6,235)	(1,594)	(7,716)
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus ™)	(4,786)	(67,047)	130,979	59,146	5,347	(21,570)	(31,728)	(607)	(48,558)	10,588	464,607	475,195	560	(1,729)	(1,027)	(2,196)
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus Reduced M&E ™) (Nov.1 0)*	(3)	(9)	(6)	(18)	—	(434)	2,058	(4)	1,620	1,602	—	1,602	—	(43)	199	156
Van Kampen UIF Emerging Markets Equity (IQ Advisor Standard ™)	120	3,399	(8,405)	(4,886)	—	(3,576)	(51,025)	—	(54,601)	(59,487)	149,827	90,340	—	(153)	(3,182)	(3,335)
Van Kampen UIF U.S. Real Estate (AdvantEdge ™)	(96)	3,252	11,996	15,152	136,332	(195)	(2,240)	(357)	133,540	148,692	25,855	174,547	14,897	(62)	(560)	14,275
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)	3,209	(14,011)	110,614	99,812	738	(19,684)	20,741	(431)	1,364	101,176	381,651	482,827	110	(3,116)	2,154	(852)
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™)	2,289	(4,619)	61,504	59,174	53,849	(28,860)	(20,164)	(517)	4,308	63,482	195,017	258,499	8,463	(4,338)	(2,979)	1,146
Van Kampen UIF U. S. Real Estate (Pinnacle Plus ™)	243	(41,627)	114,981	73,597	8,316	(24,260)	14,068	(436)	(2,312)	71,285	318,392	389,677	601	(1,833)	402	(830)
Van Kampen UIF U. S. Real Estate (Pinnacle Plus Reduced M&E ™) (Nov 10)*	(2)	(1)	12	9	—	(233)	1,090	(2)	855	864	—	864	—	(23)	106	83
Van Kampen UIF U.S. Real Estate (Grandmaster ™)	657	(9,727)	47,283	38,213	—	(29,813)	72,022	(114)	42,095	80,308	177,439	257,747	—	(1,674)	3,058	1,384
Van Kampen UIF U.S. Real Estate (Grandmaster flex3 ™)	595	20,039	12,113	32,747	2,033	(18,952)	(30,632)	(142)	(47,693)	(14,946)	145,190	130,244	294	(2,902)	(4,650)	(7,258)
Van Kampen UIF U.S. Real Estate (IQ Annuity ™)	1,250	(14,717)	80,731	67,264	1,177	(78,641)	66,501	(515)	(11,478)	55,786	284,187	339,973	62	(4,062)	2,974	(1,026)
Van Kampen UIF U.S. Real Estate (IQ Advisor Standard ™)	3,349	(5,103)	64,509	62,755	—	(3,624)	1	—	(3,623)	59,132	219,867	278,999	—	(230)	—	(230)
Non-Affiliated Class B:
DWS Small Cap Index (AnnuiChoice ™)	(1,234)	(52,857)	132,328	78,237	194	(77,186)	(22,426)	(392)	(99,810)	(21,573)	403,669	382,096	15	(6,214)	(1,821)	(8,020)
DWS Small Cap Index (AnnuiChoice II ™)	(892)	(2,418)	48,228	44,918	57,134	(2,096)	31,928	(212)	86,754	131,672	84,311	215,983	6,954	(230)	3,687	10,411
DWS Small Cap Index (GrandMaster flex3 ™)	(1,091)	19,358	5,998	24,265	46	(38,226)	(5,005)	(283)	(43,468)	(19,203)	136,717	117,514	4	(3,116)	(522)	(3,634)
DWS Small Cap Index (Grandmaster ™)	(666)	(18,038)	37,231	18,527	—	(7,063)	18,973	(7)	11,903	30,430	88,012	118,442	—	(652)	1,325	673
DWS Small Cap Index (IQ3 ™)	(2,777)	29,589	48,526	75,338	3,397	(127,491)	(11,598)	(374)	(136,066)	(60,728)	421,238	360,510	268	(9,985)	(1,534)	(11,251)
DWS Small Cap Index (Pinnacle Plus ™)	(1,051)	(12,648)	36,112	22,413	180	(8,016)	(16,375)	(76)	(24,287)	(1,874)	114,039	112,165	31	(765)	(1,210)	(1,944)
DWS Small Cap Index (IQ Advisor Standard ™)	6	(217)	4,040	3,829	—	(980)	1	—	(979)	2,850	15,786	18,636	—	(86)	—	(86)
Columbia VIT Mid Cap Value (AdvantEdge ™)	(352)	213	9,981	9,842	44,846	(561)	28,339	(79)	72,545	82,387	11,300	93,687	3,169	(44)	1,988	5,113
Columbia VIT Mid Cap Value (AnnuiChoice ™)	30	747	2,522	3,299	—	(333)	22,062	(20)	21,709	25,008	7,853	32,861	—	(26)	1,500	1,474
Columbia VIT Mid Cap Value (AnnuiChoice II ™)	(7)	88	1,442	1,523	—	—	87	(14)	73	1,596	6,874	8,470	—	(1)	8	7
Columbia VIT Mid Cap Value (Grandmaster flex3 ™)	12	63	682	757	—	(10,182)	18,355	(13)	8,160	8,917	1,235	10,152	—	(749)	1,302	553
Columbia VIT Mid Cap Value (Grandmaster ™) (January 11)*	14	(190)	4,172	3,996	—	—	71,983	—	71,983	75,979	—	75,979	—	—	4,835	4,835
Columbia VIT Mid Cap Value (Pinnacle Plus ™) (May 17)*	(309)	88	9,634	9,413	3,011	(978)	139,972	(25)	141,980	151,393	—	151,393	502	(153)	9,337	9,686
Columbia VIT Small Cap Value (AdvantEdge ™)	(407)	(767)	17,437	16,263	124,863	—	(5,405)	(253)	119,205	135,468	6,312	141,780	9,104	(18)	(474)	8,612
Columbia VIT Small Cap Value (AnnuiChoice ™)	40	3,040	10,032	13,112	—	(189)	15,474	(26)	15,259	28,371	62,452	90,823	—	(16)	820	804
Columbia VIT Small Cap Value (AnnuiChoice II ™)	(32)	698	8,203	8,869	11,519	(417)	2,012	(246)	12,868	21,737	28,418	50,155	816	(49)	167	934
Columbia VIT Small Cap Value (Grandmaster flex3 ™)	(154)	6	6,020	5,872	—	(3,290)	2,802	(7)	(495)	5,377	26,162	31,539	—	(274)	207	(67)
Columbia VIT Small Cap Value (Grandmaster ™)	(13)	(2)	1,735	1,720	—	(406)	7,995	—	7,589	9,309	160	9,469	—	(28)	621	593
Columbia VIT Small Cap Value (Pinnacle Plus ™) (January 28)*	(129)	41	3,668	3,580	1,050	(139)	47,955	(16)	48,850	52,430	—	52,430	79	(13)	3,309	3,375

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Advisor Class:
Pimco VIT All Asset (AdvantEdge ™)	$2,718	$2,861	$381	$5,960	$16,250	$(732)	$1,692	$(57)	$17,153	$23,113	$29,258	$52,371	1,482	(73)	393	1,802
Pimco VIT All Asset (AnnuiChoice ™)	3,947	2,003	1,328	7,278	—	(15,738)	44,453	(59)	28,656	35,934	50,264	86,198	—	(1,442)	4,143	2,701
Pimco VIT All Asset (AnnuiChoice II ™)	5,741	(291)	6,502	11,952	43,105	(37,024)	(429)	(346)	5,306	17,258	94,477	111,735	4,190	(3,597)	(37)	556
Pimco VIT All Asset (Grandmaster ™)	10,274	9,824	(8,844)	11,254	—	(46,257)	262,785	(42)	216,486	227,740	112,112	339,852	—	(4,565)	24,114	19,549
Pimco VIT All Asset (GrandMaster flex3 ™)	11,601	(452)	11,316	22,465	—	(3,180)	127,552	(85)	124,287	146,752	130,311	277,063	—	(316)	12,399	12,083
Pimco VIT All Asset (IQ Annuity ™)	6,023	12,508	(4,841)	13,690	14,971	(24,175)	29,567	(148)	20,215	33,905	94,060	127,965	1,444	(2,278)	2,951	2,117
Pimco VIT Commodity Real Return Strategy (AdvantEdge ™)	39,774	(118)	39,285	78,941	230,115	—	12,555	(917)	241,753	320,694	76,990	397,684	34,983	(129)	2,320	37,174
Pimco VIT Commodity Real Return Strategy (AnnuiChoice ™)	30,235	(53,982)	63,032	39,285	500	(10,831)	13,002	(235)	2,436	41,721	193,666	235,387	76	(1,602)	1,182	(344)
Pimco VIT Commodity Real Return Strategy (AnnuiChoice II ™)	36,255	(15,257)	30,941	51,939	12,524	(16,216)	11,394	(445)	7,257	59,196	219,642	278,838	1,774	(2,390)	1,713	1,097
Pimco VIT Commodity Real Return Strategy (Grandmaster ™)	15,473	(3,966)	10,159	21,666	—	(8,742)	100,755	(23)	91,990	113,656	85,567	199,223	—	(1,345)	12,912	11,567
Pimco VIT Commodity Real Return Strategy (GrandMaster flex3 ™)	47,915	(25,138)	50,229	73,006	1,200	(2,421)	30,965	(45)	29,699	102,705	280,862	383,567	182	(374)	5,123	4,931
Pimco VIT Commodity Real Return Strategy (IQ Annuity ™)	89,062	(177,545)	112,443	23,960	3,392	(55,206)	(223,191)	(879)	(275,884)	(251,924)	1,196,258	944,334	507	(8,420)	(56,076)	(63,989)
Pimco VIT Commodity Real Return Strategy (Pinnacle Plus ™)	18,247	2,336	3,911	24,494	1,575	(26,978)	39,751	(159)	14,189	38,683	131,454	170,137	262	(4,582)	5,498	1,178
Pimco VIT Low Duration (AdvantEdge ™) (February 4)*	200	204	671	1,075	—	(12,988)	70,976	(57)	57,931	59,006	—	59,006	—	(1,202)	6,501	5,299
Pimco VIT Low Duration (AnnuiChoice ™)	2,701	5,559	5,445	13,705	—	(95,561)	118,057	(938)	21,558	35,263	275,567	310,830	—	(8,679)	10,783	2,104
Pimco VIT Low Duration (AnnuiChoice II ™)	5,870	5,049	25,486	36,405	138,747	(4,471)	71,729	(682)	205,323	241,728	596,705	838,433	12,539	(461)	7,268	19,346
Pimco VIT Low Duration (Grandmaster™)	1,652	21,187	1,643	24,482	—	(44,485)	84,648	(99)	40,064	64,546	264,977	329,523	—	(4,053)	8,908	4,855
Pimco VIT Low Duration (GrandMaster flex3 ™)	(2,864)	161,820	3,092	162,048	31,500	(105,516)	43,064	(218)	(31,170)	130,878	163,871	294,749	2,881	(9,601)	17,906	11,186
Pimco VIT Low Duration (IQ Annuity ™)	3,399	28,830	11,734	43,963	5,045	(130,487)	553,645	(1,251)	426,952	470,915	336,827	807,742	456	(11,942)	52,397	40,911
Pimco VIT Low Duration (Pinnacle Plus ™)	(111)	6,680	(590)	5,979	—	(18,030)	82,033	(175)	63,828	69,807	66,420	136,227	—	(2,346)	8,406	6,060
Pimco VIT Real Return (AdvantEdge ™)	768	2,013	(859)	1,922	30,119	(1,461)	40,643	(96)	69,205	71,127	15,558	86,685	2,820	(140)	3,693	6,373
Pimco VIT Real Return (AnnuiChoice ™)	6,104	30,229	2,411	38,744	1,023	(70,681)	(26,682)	(912)	(97,252)	(58,508)	525,062	466,554	96	(6,649)	(1,920)	(8,473)
Pimco VIT Real Return (AnnuiChoice II ™)	2,247	2,211	12,377	16,835	10,161	(43,437)	(15,720)	(256)	(49,252)	(32,417)	256,989	224,572	939	(4,027)	(1,381)	(4,469)
Pimco VIT Real Return (IQ Annuity ™)	1,420	14,760	(2,000)	14,180	2,852	(96,298)	62,175	(276)	(31,547)	(17,367)	239,498	222,131	265	(8,931)	5,702	(2,964)
Pimco VIT Real Return (Grandmaster ™)	1,440	10,845	2,090	14,375	—	(62,670)	(29,400)	(29)	(92,099)	(77,724)	256,789	179,065	—	(5,941)	(2,583)	(8,524)
Pimco VIT Real Return (GrandMaster flex3 ™)	1,636	3,498	5,197	10,331	—	(334)	154,723	(64)	154,325	164,656	107,667	272,323	—	(37)	14,348	14,311
Pimco VIT Real Return (Pinnacle Plus ™)	2,251	6,425	(6,915)	1,761	12,044	(10,157)	62,625	(235)	64,277	66,038	89,834	155,872	2,292	(1,795)	5,004	5,501
Pimco VIT Total Return (AdvantEdge ™)	95,203	17,767	(46,292)	66,678	2,212,690	(14,381)	260,129	(8,272)	2,450,166	2,516,844	588,395	3,105,239	185,255	(1,880)	21,887	205,262
Pimco VIT Total Return (AnnuiChoice ™)	62,645	112,482	(58,894)	116,233	7,830	(393,088)	257,747	(2,096)	(129,607)	(13,374)	1,421,125	1,407,751	650	(33,041)	23,158	(9,233)
Pimco VIT Total Return (AnnuiChoice II ™)	54,545	32,794	(3,474)	83,865	294,071	(67,316)	(77,476)	(4,535)	144,744	228,609	1,192,020	1,420,629	24,661	(5,874)	(6,681)	12,106
Pimco VIT Total Return (IQ Annuity ™)	58,327	140,645	(58,452)	140,520	156,316	(333,888)	302,725	(1,908)	123,245	263,765	1,270,151	1,533,916	13,195	(29,630)	31,658	15,223
Pimco VIT Total Return (Grandmaster ™)	75,914	58,571	(4,273)	130,212	10,194	(259,338)	172,730	(819)	(77,233)	52,979	2,030,864	2,083,843	889	(22,181)	14,626	(6,666)
Pimco VIT Total Return (GrandMaster flex3 ™)	45,189	266,039	(94,993)	216,235	69,155	(227,641)	(1,713,542)	(1,316)	(1,873,344)	(1,657,109)	2,637,797	980,688	5,994	(21,648)	(137,319)	(152,973)
Pimco VIT Total Return (Pinnacle Plus ™)	26,566	43,439	(27,467)	42,538	109,573	(138,030)	77,565	(1,027)	48,081	90,619	466,416	557,035	14,563	(15,275)	5,904	5,192
Investor Class:
Rydex SGI VT Multi-Hedge Strategies (AdvantEdge ™)	(262)	(151)	1,383	970	15,000	—	640	(171)	15,469	16,439	11,828	28,267	1,849	(21)	78	1,906
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice ™)	(518)	(1,277)	4,471	2,676	7	(5,899)	(1,221)	(71)	(7,184)	(4,508)	56,310	51,802	1	(725)	(160)	(884)
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice II ™)	(873)	(1,066)	5,603	3,664	1,800	(1,123)	8,461	(130)	9,008	12,672	65,813	78,485	223	(150)	1,041	1,114
Rydex SGI VT Multi-Hedge Strategies (Grandmaster ™)	(303)	11	1,304	1,012	—	(2,722)	—	(1)	(2,723)	(1,711)	24,430	22,719	—	(347)	1	(346)
Rydex SGI VT Multi-Hedge Strategies (Grandmaster flex3 ™)	(235)	4	982	751	—	—	4,778	(5)	4,773	5,524	11,037	16,561	—	(1)	611	610
Rydex SGI VT Multi-Hedge Strategies (IQ Annuity ™)	(614)	(351)	1,572	607	60	(8,858)	(26,722)	(60)	(35,580)	(34,973)	60,219	25,246	8	(1,130)	(3,449)	(4,571)
Rydex SGI VT Multi-Hedge Strategies (Pinnacle Plus ™)	(321)	8	1,333	1,020	—	—	12,288	(25)	12,263	13,283	8,836	22,119	—	(4)	1,574	1,570
Rydex SGI VT Alternative Strategies Allocation (GrandMaster flex3 ™)	(134)	5	(96)	(225)	—	—	(1)	—	(1)	(226)	10,510	10,284	—	—	—	—
Rydex SGI VT Alternative Strategies Allocation (AdvantEdge ™)	(1,995)	(880)	(1,255)	(4,130)	47,506	—	(38,159)	(345)	9,002	4,872	129,526	134,398	4,990	(37)	(4,150)	803
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice ™) (January 27)*	(44)	(11)	72	17	—	(722)	6,875	(14)	6,139	6,156	—	6,156	—	(77)	710	633
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice II ™)	(889)	112	(765)	(1,542)	6,872	(2,594)	7,444	(544)	11,178	9,636	92,138	101,774	709	(328)	779	1,160
Rydex SGI VT Alternative Strategies Allocation (Grandmaster flex3 ™)	(223)	4	(179)	(398)	—	—	(444)	—	(444)	(842)	21,108	20,266	—	—	(44)	(44)
Rydex SGI VT Alternative Strategies Allocation (IQ Annuity ™)	(38)	(7)	127	82	—	(223)	4,309	(1)	4,085	4,167	1,021	5,188	—	(24)	458	434
Rydex SGI VT Alternative Strategies Allocation (Pinnacle Plus ™) (Nov 4) *	—	—	4	4	—	—	496	(1)	495	499	—	499	—	—	52	52
Rydex SGI VT U.S. Long Short Momentum (AdvantEdge ™)	(384)	906	1,805	2,327	—	(484)	(138)	(55)	(677)	1,650	23,782	25,432	—	(60)	(5)	(65)
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice ™)	(362)	(440)	3,938	3,136	—	(489)	(4,383)	(15)	(4,887)	(1,751)	37,601	35,850	—	(61)	(555)	(616)
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice II ™)	(319)	(34)	3,173	2,820	—	—	6,234	(32)	6,202	9,022	21,999	31,021	—	(4)	746	742
Rydex SGI VT U.S. Long Short Momentum (IQ Annuity ™)	(636)	(1,626)	5,921	3,659	1,423	(21,627)	(5,704)	(116)	(26,024)	(22,365)	59,298	36,933	175	(2,615)	(718)	(3,158)
Rydex SGI VT U.S. Long Short Momentum (Grandmaster ™)	(14)	1,245	(1,051)	180	1	(3,731)	3,291	—	(439)	(259)	3,587	3,328	—	(442)	373	(69)

See accompanying notes.

* - 2010 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Investor Class (continued):
Rydex SGI VT U.S. Long Short Momentum (GrandMaster flex3 ™)	$(178)	$(54)	$1,301	$1,069	$—	$—	$—	$(4)	$(4)	$1,065	$11,271	$12,336	—	—	(1)	(1)
Rydex SGI VT U.S. Long Short Momentum (Pinnacle Plus ™)	(208)	60	1,290	1,142	—	—	1	—	1	1,143	12,218	13,361	—	—	—	—
Rydex SGI VT Managed Futures Strategies (AdvantEdge ™)	(2,269)	(6,534)	3,290	(5,513)	160,452	(182)	(37,572)	(738)	121,960	116,447	58,359	174,806	18,832	(109)	(4,717)	14,006
Rydex SGI VT Managed Futures Strategies (AnnuiChoice ™)	(176)	(885)	80	(981)	—	(3,305)	13,664	(57)	10,302	9,321	442	9,763	—	(410)	1,492	1,082
Rydex SGI VT Managed Futures Strategies (AnnuiChoice II ™)	(606)	(239)	(1,405)	(2,250)	8,143	(349)	3,100	(94)	10,800	8,550	51,786	60,336	964	(53)	362	1,273
Rydex SGI VT Managed Futures Strategies (Grandmaster flex3 ™)	(62)	(454)	(113)	(629)	—	(34)	(9,689)	—	(9,723)	(10,352)	13,911	3,559	—	(4)	(1,126)	(1,130)
Rydex SGI VT Managed Futures Strategies (IQ Annuity ™)	(4,692)	(22,793)	94	(27,391)	—	(32,391)	49,246	(650)	16,205	(11,186)	66,385	55,199	—	(4,042)	3,117	(925)
Rydex SGI VT Managed Futures Strategies (Pinnacle Plus ™)	(51)	(403)	(117)	(571)	1,050	(30)	(11,114)	—	(10,094)	(10,665)	11,915	1,250	124	(3)	(1,302)	(1,181)

See accompanying notes.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Affiliated:
Touchstone Aggressive ETF (AdvantEdge ™) (May 26)*	$541	$542	$1,728	$2,811	$32,502	$(325)	$(140)	$(157)	$31,880	$34,691	$—	$34,691	3,975	(57)	(17)	3,901
Touchstone Aggressive ETF (AnnuiChoice ™)	12,178	(31,382)	95,612	76,408	4,238	(12,073)	472,008	(251)	463,922	540,330	190,398	730,728	440	(1,301)	48,490	47,629
Touchstone Aggressive ETF (AnnuiChoice II ™) (April 24)*	7,827	46,722	101,906	156,455	17,500	(2,796)	448,199	(2,869)	460,034	616,489	—	616,489	1,409	(634)	47,987	48,762
Touchstone Aggressive ETF (AnnuiChoice II ™) (April 24)*	1,715	2,653	29,093	33,461	—	(2,264)	138,563	(104)	136,195	169,656	—	169,656	—	(216)	13,691	13,475
Touchstone Aggressive ETF (GrandMaster flex3 ™)	26,093	(237,576)	401,151	189,668	—	(407,536)	1,069,394	(692)	661,166	850,834	1,290,028	2,140,862	—	(47,843)	106,005	58,162
Touchstone Aggressive ETF (Grandmaster ™)	1,551	(5,572)	46,138	42,117	—	(36,972)	66,104	(15)	29,117	71,234	108,845	180,079	—	(3,645)	8,423	4,778
Touchstone Aggressive ETF (IQ Annuity ™)	27,371	(32,603)	496,783	491,551	—	(107,539)	114,743	(444)	6,760	498,311	2,590,884	3,089,195	—	(11,886)	10,060	(1,826)
Touchstone Aggressive ETF (IQ Advisor Standard™)	208	161	2,035	2,404	—	—	9,464	—	9,464	11,868	—	11,868	—	—	1,048	1,048
Touchstone Aggressive ETF (Pinnacle Plus ™)	2,399	(34,070)	95,609	63,938	—	(22,109)	142,608	(566)	119,933	183,871	104,355	288,226	—	(2,850)	18,917	16,067
Touchstone Baron Small Cap Growth (AdvantEdge ™)	(748)	(2,075)	19,786	16,963	152,592	—	1,318	(123)	153,787	170,750	16,020	186,770	17,996	(15)	142	18,123
Touchstone Baron Small Cap Growth (AnnuiChoice II ™)	(1,620)	(53,194)	95,174	40,360	31,800	(22,986)	42,884	(83)	51,615	91,975	109,874	201,849	4,290	(2,986)	4,508	5,812
Touchstone Baron Small Cap Growth (AnnuiChoice ™)	(9,359)	(541,109)	799,340	248,872	4,288	(140,675)	(70,721)	(2,592)	(209,700)	39,172	970,617	1,009,789	332	(10,449)	(6,849)	(16,966)
Touchstone Baron Small Cap Growth (GrandMaster flex3 ™)	(10,424)	(138,072)	327,429	178,933	968	(67,578)	69,951	(833)	2,508	181,441	635,075	816,516	102	(5,715)	4,573	(1,040)
Touchstone Baron Small Cap Growth (Grandmaster ™)	(6,201)	(99,353)	226,983	121,429	1,326	(72,686)	620,103	(193)	548,550	669,979	166,431	836,410	119	(6,601)	55,110	48,628
Touchstone Baron Small Cap Growth (IQ Advisor Enhanced ™)	(35)	(16)	1,297	1,246	—	—	—	—	—	1,246	3,908	5,154	—	—	—	—
Touchstone Baron Small Cap Growth (IQ Advisor Standard ™)	(1,051)	(12,803)	63,406	49,552	372	(2,633)	112,691	—	110,430	159,982	107,143	267,125	36	(209)	9,236	9,063
Touchstone Baron Small Cap Growth (IQ Annuity ™)	(28,871)	(188,449)	756,800	539,480	1,967	(179,842)	443,133	(1,052)	264,206	803,686	1,724,320	2,528,006	151	(14,118)	31,617	17,650
Touchstone Baron Small Cap Growth (Pinnacle Plus ™)	(5,126)	(27,413)	116,795	84,256	92	(15,658)	77,710	(519)	61,625	145,881	241,292	387,173	7	(1,164)	6,031	4,874
Touchstone Conservative ETF (AdavatEdge ™) (May 18)*	4,893	2,002	3,759	10,654	183,764	—	50	(672)	183,142	193,796	—	193,796	19,382	(68)	4	19,318
Touchstone Conservative ETF (AnnuiChoice ™)	16,232	10,743	56,801	83,776	127	(81,614)	50,446	(145)	(31,186)	52,590	695,104	747,694	12	(7,212)	5,331	(1,869)
Touchstone Conservative ETF (AnnuiChoice II ™) (April 24)*	18,625	7,332	18,093	44,050	191,459	(2,706)	467,308	(2,546)	653,515	697,565	—	697,565	17,961	(471)	44,296	61,786
Touchstone Conservative ETF (AnnuiChoice II ™) (April 24)*	233	119	813	1,165	—	—	9,809	(46)	9,763	10,928	—	10,928	—	(4)	975	971
Touchstone Conservative ETF (AnnuiChoice II ™) (April 24)*	5,504	3,056	20,289	28,849	—	(12,854)	256,856	(283)	243,719	272,568	—	272,568	—	(1,290)	25,534	24,244
Touchstone Conservative ETF (GrandMaster flex3 ™)	6,230	(50,971)	64,168	19,427	—	(120,064)	36,279	(497)	(84,282)	(64,855)	409,059	344,204	—	(12,143)	2,706	(9,437)
Touchstone Conservative ETF (Grandmaster ™)	12,184	4,429	40,954	57,567	—	(11,894)	66,726	(97)	54,735	112,302	542,174	654,476	—	(1,137)	6,120	4,983
Touchstone Conservative ETF (IQ Advisor Standard ™)	3,481	1,271	8,332	13,084	—	—	3,134	—	3,134	16,218	115,763	131,981	—	—	275	275
Touchstone Conservative ETF (IQ Annuity ™)	27,324	(42,215)	100,489	85,598	17,742	(151,954)	342,653	(1,657)	206,784	292,382	1,006,313	1,298,695	1,669	(14,820)	29,981	16,830
Touchstone Conservative ETF (Pinnacle Plus ™)	2,676	(9,466)	18,326	11,536	—	(573)	16,956	(40)	16,343	27,879	127,873	155,752	—	(57)	1,418	1,361
Touchstone Core Bond (AdvantEdge ™)	2,299	62	2,038	4,399	35,472	(163)	1,230	(222)	36,317	40,716	18,363	59,079	3,460	(36)	118	3,542
Touchstone Core Bond (AnnuiChoice ™)	37,784	(17,437)	114,532	134,879	3,292	(269,511)	(30,433)	(2,177)	(298,829)	(163,950)	1,151,792	987,842	271	(21,135)	(2,629)	(23,493)
Touchstone Core Bond (AnnuiChoice II ™)	5,848	62	4,560	10,470	82,025	—	(4,683)	(129)	77,213	87,683	52,161	139,844	7,448	(11)	(428)	7,009
Touchstone Core Bond (GrandMaster flex3 ™)	16,581	(10,216)	52,571	58,936	—	(66,166)	778	(1,711)	(67,099)	(8,163)	499,323	491,160	—	(6,176)	266	(5,910)
Touchstone Core Bond (Grandmaster ™)	19,868	(2,186)	41,618	59,300	—	(73,332)	101,616	(130)	28,154	87,454	449,804	537,258	—	(6,463)	8,765	2,302
Touchstone Core Bond (IQ Annuity ™)	18,050	(4,051)	61,738	75,737	1	(93,253)	(32,535)	(642)	(126,429)	(50,692)	596,911	546,219	—	(7,613)	(2,355)	(9,968)
Touchstone Core Bond (Pinnacle Plus ™)	9,267	(23,785)	60,450	45,932	36	(11,479)	(314,319)	(834)	(326,596)	(280,664)	613,955	333,291	3	(1,185)	(30,014)	(31,196)
Touchstone Core Bond (IQ Advisor Standard ™)	10,186	(2,230)	26,843	34,799	—	(29,982)	(40,131)	—	(70,113)	(35,314)	275,274	239,960	—	(2,507)	(3,586)	(6,093)
Touchstone Mid Cap Growth (AdvantEdge ™)	(211)	(78)	5,047	4,758	4,000	—	—	(19)	3,981	8,739	12,019	20,758	493	(3)	1	491
Touchstone Mid Cap Growth (AnnuiChoice ™)	(17,927)	(824,865)	1,471,388	628,596	23,138	(375,258)	(126,317)	(5,246)	(483,683)	144,913	1,908,937	2,053,850	2,036	(28,848)	(11,920)	(38,732)
Touchstone Mid Cap Growth (AnnuiChoice II ™)	(8,217)	(33,741)	302,715	260,757	126,644	(45)	9,002	(553)	135,048	395,805	665,104	1,060,909	13,785	(68)	956	14,673
Touchstone Mid Cap Growth (GrandMaster flex3 ™)	(4,769)	(83,082)	192,003	104,152	10	(32,867)	5,942	(762)	(27,677)	76,475	303,216	379,691	2	(3,166)	738	(2,426)
Touchstone Mid Cap Growth (Grandmaster ™)	(1,550)	(43,041)	83,613	39,022	—	(1,614)	(20,554)	(80)	(22,248)	16,774	115,763	132,537	—	(168)	(1,864)	(2,032)
Touchstone Mid Cap Growth (IQ Annuity ™)	(8,398)	(378,326)	568,065	181,341	3,391	(93,056)	(133,944)	(876)	(224,485)	(43,144)	743,485	700,341	289	(7,949)	(13,838)	(21,498)
Touchstone Mid Cap Growth (Pinnacle Plus ™)	(5,075)	(85,771)	199,919	109,073	1,877	(12,508)	97,378	(536)	86,211	195,284	231,938	427,222	128	(1,045)	8,242	7,325
Touchstone Mid Cap Growth (IQ Advisor Standard ™)	(106)	(51,308)	52,924	1,510	—	(888)	(49,472)	—	(50,360)	(48,850)	52,514	3,664	—	(93)	(4,996)	(5,089)
Touchstone Large Cap Core Equity (AdvantEdge ™) (June 2)*	82	6	816	904	4,000	—	6,600	(8)	10,592	11,496	—	11,496	496	(1)	859	1,354
Touchstone Large Cap Core Equity (AnnuiChoice ™)	5,076	(165,719)	362,803	202,160	3,714	(237,301)	366,170	(3,557)	129,026	331,186	890,737	1,221,923	473	(29,868)	42,671	13,276
Touchstone Large Cap Core Equity (AnnuiChoice II ™)	802	(17,753)	51,694	34,743	42,986	(8,617)	5,810	(210)	39,969	74,712	147,441	222,153	5,021	(1,009)	597	4,609
Touchstone Large Cap Core Equity (GrandMaster flex3 ™)	(654)	(42,420)	134,594	91,520	139	(47,675)	56,324	(2,917)	5,871	97,391	423,599	520,990	69	(6,067)	6,359	361
Touchstone Large Cap Core Equity (Grandmaster ™)	8,155	(28,851)	167,041	146,345	3,266	(110,902)	1,202,568	(281)	1,094,651	1,240,996	101,864	1,342,860	365	(11,565)	129,703	118,503
Touchstone Large Cap Core Equity (IQ Advisor Standard ™)	128	(712)	4,363	3,779	745	(1,503)	1	—	(757)	3,022	16,249	19,271	91	(165)	—	(74)
Touchstone Large Cap Core Equity (IQ Annuity ™)	(1,334)	(97,645)	235,554	136,575	1,616	(130,309)	(17,931)	(942)	(147,566)	(10,991)	735,226	724,235	219	(16,177)	(2,492)	(18,450)
Touchstone Large Cap Core Equity (Pinnacle Plus ™)	52	(15,507)	91,746	76,291	162	(13,039)	154,222	(353)	140,992	217,283	288,567	505,850	16	(1,405)	15,371	13,982
Touchstone Enhanced ETF (AdvantEdge ™)	7,297	(2,501)	27,635	32,431	195,829	—	1,381	(81)	197,129	229,560	117,297	346,857	23,059	(10)	190	23,239
Touchstone Enhanced ETF (AnnuiChoice ™)	13,260	(89,010)	183,687	107,937	6,350	(73,406)	67,146	(319)	(229)	107,708	522,097	629,805	690	(8,560)	7,713	(157)

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Affiliated (continued):
Touchstone Enhanced ETF (AnnuiChoice II ™) (April 24)*	$2,335	$118	$15,867	$18,320	$10,000	$—	$74,269	$(139)	$84,130	$102,450	$—	$102,450	914	(12)	7,209	8,111
Touchstone Enhanced ETF (GrandMaster flex3 ™)	9,031	(2,909,831)	3,089,018	188,218	69,553	(303,909)	(2,662,045)	(1,341)	(2,897,742)	(2,709,524)	4,244,090	1,534,566	7,176	(33,309)	(318,694)	(344,827)
Touchstone Enhanced ETF (Grandmaster ™)	2,792	(551,819)	560,097	11,070	—	(48,798)	(418,739)	(80)	(467,617)	(456,547)	745,868	289,321	—	(6,126)	(52,147)	(58,273)
Touchstone Enhanced ETF (IQ Advisor Enhanced ™)	838	(158)	5,836	6,516	—	—	1	—	1	6,517	30,745	37,262	—	—	—	—
Touchstone Enhanced ETF (IQ Advisor Standard ™)	3,924	(2,366)	26,921	28,479	—	(1,368)	—	—	(1,368)	27,111	134,822	161,933	—	(153)	—	(153)
Touchstone Enhanced ETF (IQ Annuity ™)	56,255	(925,605)	1,482,014	612,664	27,759	(134,876)	(831,685)	(1,043)	(939,845)	(327,181)	4,018,529	3,691,348	2,806	(14,700)	(98,320)	(110,214)
Touchstone Enhanced ETF (Pinnacle Plus ™)	5,658	(20,875)	78,188	62,971	—	(17,188)	237,522	(366)	219,968	282,939	32,710	315,649	—	(1,754)	28,612	26,858
Touchstone High Yield (AnnuiChoice ™)	23,272	(59,481)	157,297	121,088	493	(144,612)	179,188	(832)	34,237	155,325	307,122	462,447	36	(10,840)	11,818	1,014
Touchstone High Yield (AnnuiChoice II ™)	5,015	(52,674)	70,193	22,534	11,000	(3,027)	(259,903)	(25)	(251,955)	(229,421)	343,703	114,282	1,051	(352)	(34,225)	(33,526)
Touchstone High Yield (GrandMaster flex3 ™)	16,568	(413,104)	507,873	111,337	90	(361,078)	(3,068,080)	(1,083)	(3,430,151)	(3,318,814)	3,959,313	640,499	9	(32,893)	(303,497)	(336,381)
Touchstone High Yield (Grandmaster ™)	7,312	(40,239)	95,088	62,161	—	(51,903)	(352,964)	(99)	(404,966)	(342,805)	531,856	189,051	—	(4,521)	(41,643)	(46,164)
Touchstone High Yield (IQ Annuity ™)	71,339	(206,164)	456,356	321,531	5,191	(137,093)	681,720	(1,305)	548,513	870,044	614,403	1,484,447	465	(11,031)	48,825	38,259
Touchstone High Yield (IQ Advisor Standard™)	10,698	10,713	12,934	34,345	—	(3,806)	165,376	—	161,570	195,915	—	195,915	—	(309)	15,301	14,992
Touchstone High Yield (Pinnacle Plus ™)	23,627	(13,126)	128,851	139,352	—	(23,601)	136,350	(854)	111,895	251,247	272,363	523,610	—	(2,052)	11,984	9,932
Touchstone High Yield (AdvantEdge ™) (July 8)*	9,826	595	(4,358)	6,063	—	(4,489)	175,501	(20)	170,992	177,055	—	177,055	—	(420)	16,421	16,001
Touchstone Moderate ETF (AdvantEdge ™)	8,580	(450)	13,559	21,689	204,588	(693)	15	(193)	203,717	225,406	137,562	362,968	21,646	(97)	2	21,551
Touchstone Moderate ETF (AnnuiChoice ™)	71,335	(179,645)	614,291	505,981	12,149	(451,708)	(81,505)	(5,201)	(526,265)	(20,284)	3,483,830	3,463,546	1,294	(44,763)	(9,547)	(53,016)
Touchstone Moderate ETF (AnnuiChoice II ™)	41,657	(4,033)	165,734	203,358	516,114	(3,788)	926,029	(5,202)	1,433,153	1,636,511	45,402	1,681,913	56,049	(1,004)	119,015	174,060
Touchstone Moderate ETF (AnnuiChoice II ™) (April 24)*	684	39	4,657	5,380	—	—	28,537	(16)	28,521	33,901	—	33,901	—	(1)	2,829	2,828
Touchstone Moderate ETF (AnnuiChoice II ™) (April 24)*	427	31	3,052	3,510	—	—	18,737	(30)	18,707	22,217	—	22,217	—	(3)	1,858	1,855
Touchstone Moderate ETF (GrandMaster flex3 ™)	56,618	(254,705)	786,854	588,767	322,093	(869,827)	(284,412)	(2,290)	(834,436)	(245,669)	4,181,332	3,935,663	30,152	(87,018)	(26,658)	(83,524)
Touchstone Moderate ETF (Grandmaster ™)	2,309	(49,135)	100,568	53,742	—	(197,839)	3,608	(126)	(194,357)	(140,615)	370,410	229,795	—	(19,501)	1,171	(18,330)
Touchstone Moderate ETF (IQ Annuity ™)	39,586	(51,000)	334,293	322,879	71,802	(225,327)	(31,147)	(2,995)	(187,667)	135,212	2,204,747	2,339,959	7,242	(23,253)	(3,573)	(19,584)
Touchstone Moderate ETF (Pinnacle Plus ™)	13,132	(86,250)	204,270	131,152	—	(210,887)	477,034	(1,032)	265,115	396,267	402,514	798,781	—	(21,358)	52,575	31,217
Touchstone Moderate ETF (IQ Advisor Enhanced ™)	934	(23)	4,752	5,663	—	—	2	—	2	5,665	34,315	39,980	—	—	—	—
Touchstone Moderate ETF (IQ Advisor Standard ™)	3,202	(187)	15,299	18,314	—	(2,000)	15,293	—	13,293	31,607	94,420	126,027	—	(190)	1,528	1,338
Touchstone Money Market (AdvantEdge ™)	(7,887)	—	—	(7,887)	2,613,986	(35,013)	(1,406,018)	(258)	1,172,697	1,164,810	190,748	1,355,558	258,981	(3,501)	(139,332)	116,148
Touchstone Money Market (AnnuiChoice ™)	(11,679)	—	—	(11,679)	—	(1,731,628)	4,629,916	(8,946)	2,889,342	2,877,663	60,619	2,938,282	—	(151,392)	402,326	250,934
Touchstone Money Market (AnnuiChoice II ™) (April 24)*	(11,573)	—	—	(11,573)	178,431	(128,502)	2,553,405	(780)	2,602,554	2,590,981	—	2,590,981	17,859	(13,787)	256,115	260,187
Touchstone Money Market (Grandmaster ™)	(35,413)	—	13	(35,400)	35,381	(2,029,709)	(1,353,391)	(3,856)	(3,351,575)	(3,386,975)	9,087,016	5,700,041	3,196	(183,745)	(122,966)	(303,515)
Touchstone Money Market (GrandMaster flex3™)	(21,871)	—	—	(21,871)	107,438	(2,661,293)	4,547,402	(2,746)	1,990,801	1,968,930	—	1,968,930	9,907	(244,537)	416,191	181,561
Touchstone Money Market (IQ Advisor Standard ™) (April 24)*	20	—	—	20	371,587	(76,366)	205,588	—	500,809	500,829	—	500,829	37,141	(7,632)	20,592	50,101
Touchstone Money Market (IQ Annuity ™)	(4,740)	—	—	(4,740)	—	(306,380)	(35,000)	(611)	(341,991)	(346,731)	649,089	302,358	—	(27,748)	(3,425)	(31,173)
Touchstone Money Market (IQ3 ™) (April 24)*	(34,638)	—	—	(34,638)	129,845	(890,263)	5,328,459	(5,142)	4,562,899	4,528,261	—	4,528,261	11,741	(81,029)	480,856	411,568
Touchstone Money Market (Pinnacle Plus ™) (April 24)*	(26,140)	—	—	(26,140)	12,142	(147,597)	2,922,778	(2,236)	2,785,087	2,758,947	—	2,758,947	1,221	(15,012)	291,855	278,064
Touchstone Third Avenue Value (AdvantEdge ™)	7,028	30,615	24,808	62,451	427,116	—	3,501	(33)	430,584	493,035	19,496	512,531	58,306	(5)	690	58,991
Touchstone Third Avenue Value (AnnuiChoice ™)	26,249	(1,690,242)	2,499,384	835,391	42,019	(857,959)	(388,538)	(9,812)	(1,214,290)	(378,899)	3,624,309	3,245,410	3,348	(63,331)	(33,430)	(93,413)
Touchstone Third Avenue Value (AnnuiChoice II ™)	8,689	(41,881)	225,637	192,445	142,776	(16,079)	50,524	(882)	176,339	368,784	525,970	894,754	20,032	(3,480)	8,669	25,221
Touchstone Third Avenue Value (GrandMaster flex3 ™)	5,729	(1,185,146)	1,531,775	352,358	5,294	(452,512)	(446,504)	(1,994)	(895,716)	(543,358)	2,375,407	1,832,049	624	(46,254)	(49,650)	(95,280)
Touchstone Third Avenue Value (Grandmaster ™)	7,580	(324,375)	589,029	272,234	490	(157,243)	(30,886)	(457)	(188,096)	84,138	1,130,042	1,214,180	54	(16,222)	(4,256)	(20,424)
Touchstone Third Avenue Value (IQ Annuity ™)	14,936	(576,590)	1,215,360	653,706	104,522	(436,039)	(92,144)	(3,149)	(426,810)	226,896	2,644,719	2,871,615	9,176	(38,247)	(10,894)	(39,965)
Touchstone Third Avenue Value (Pinnacle Plus ™)	4,168	(319,911)	568,433	252,690	14,514	(89,336)	121,850	(1,072)	45,956	298,646	775,034	1,073,680	1,131	(7,369)	11,160	4,922
Touchstone Third Avenue Value (IQ Advisor Enhanced ™)	51	244	740	1,035	—	—	1	—	1	1,036	3,413	4,449	—	—	—	—
Touchstone Third Avenue Value (IQ Advisor Standard ™)	7,844	(35,340)	182,231	154,735	372	(5,281)	(37,362)	—	(42,271)	112,464	498,876	611,340	40	(510)	(2,752)	(3,222)
Non-Affiliated:
JP Morgan IT Mid Cap Value (AnnuiChoice ™) (April 24)*	(1,235)	4,698	42,430	45,893	—	(6,454)	144,131	(364)	137,313	183,206	—	183,206	—	(598)	14,508	13,910
JP Morgan IT Mid Cap Value (GrandMaster flex3 ™) (April 24)*	(4,475)	22,217	88,364	106,106	—	(15,066)	290,816	(317)	275,433	381,539	—	381,539	—	(1,286)	30,366	29,080
JP Morgan IT Mid Cap Value (Grandmaster ™) (April 24)*	(491)	176	13,590	13,275	—	(196)	45,615	(15)	45,404	58,679	—	58,679	—	(19)	4,485	4,466
JP Morgan IT Mid Cap Value (IQ3 ™) (April 24)*	(1,302)	7,104	27,376	33,178	—	(46,450)	131,633	(156)	85,027	118,205	—	118,205	—	(3,938)	12,941	9,003
JP Morgan IT Mid Cap Value (Pinnacle Plus ™) (April 24)*	(1,885)	691	41,985	40,791	—	(1,265)	142,825	(99)	141,461	182,252	—	182,252	—	(113)	14,016	13,903
Non-Affiliated Initial Class:
Fidelity VIP Equity-Income (Grandmaster ™)	79,288	(787,609)	3,003,201	2,294,880	80,779	(1,922,768)	(456,826)	(6,960)	(2,305,775)	(10,895)	10,351,819	10,340,924	2,044	(55,919)	(16,234)	(70,109)
Fidelity VIP Growth (Grandmaster ™)	(51,739)	(22,976)	1,551,998	1,477,283	—	(783,902)	(107,466)	(5,804)	(897,172)	580,111	6,283,775	6,863,886	—	(20,366)	(3,226)	(23,592)
Fidelity VIP High Income (Grandmaster ™)	194,546	(322,902)	1,094,791	966,435	2,399	(626,108)	764,275	(1,489)	139,077	1,105,512	2,038,612	3,144,124	155	(39,906)	52,846	13,095

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Initial Class (continued):
Fidelity VIP II Asset Manager (Grandmaster ™)	$80,201	$(333,239)	$1,877,735	$1,624,697	$30,366	$(937,443)	$24,233	$(5,372)	$(888,216)	$736,481	$6,672,336	$7,408,817	982	(31,150)	(1,193)	(31,361)
Fidelity VIP II Contrafund (Grandmaster ™)	1,893	(2,187,708)	4,993,899	2,808,084	56,102	(1,598,557)	(1,520,761)	(8,308)	(3,071,524)	(263,440)	12,411,057	12,147,617	2,083	(53,678)	(73,084)	(124,679)
Fidelity VIP II Index 500 (Grandmaster ™)	50,352	160,108	752,186	962,646	—	(621,245)	(230,948)	(3,856)	(856,049)	106,597	4,793,326	4,899,923	—	(27,521)	(13,387)	(40,908)
Fidelity VIP II Index 500 (IQ Annuity ™)	2,523	14,350	66,405	83,278	—	(148,228)	(1,960)	(462)	(150,650)	(67,372)	410,291	342,919	—	(18,942)	(296)	(19,238)
Fidelity VIP II Investment Grade Bond (AnnuiChoice ™)	42,849	(7,810)	34,884	69,923	—	(145,424)	(68,615)	(1,621)	(215,660)	(145,737)	603,769	458,032	—	(14,239)	(6,665)	(20,904)
Fidelity VIP II Investment Grade Bond (AnnuiChoice II ™)	6,647	(22)	4,590	11,215	—	—	(1)	(12)	(13)	11,202	77,928	89,130	—	(1)	—	(1)
Fidelity VIP II Investment Grade Bond (Grandmaster ™)	281,252	(46,840)	224,860	459,272	—	(486,388)	(292,700)	(1,726)	(780,814)	(321,542)	3,745,784	3,424,242	—	(15,710)	(9,924)	(25,634)
Fidelity VIP II Investment Grade Bond (Grandmaster flex3 ™)	47,617	(12,937)	41,034	75,714	—	(172,250)	(73,266)	(1,437)	(246,953)	(171,239)	709,350	538,111	—	(17,158)	(7,364)	(24,522)
Fidelity VIP II Investment Grade Bond (IQ Annuity ™)	87,384	(6,880)	71,238	151,742	—	(260,880)	(33,922)	(655)	(295,457)	(143,715)	1,226,267	1,082,552	—	(17,667)	(2,421)	(20,088)
Fidelity VIP II Investment Grade Bond (Pinnacle Plus ™)	10,027	409	8,314	18,750	—	(46,001)	(6,355)	(227)	(52,583)	(33,833)	143,182	109,349	—	(4,221)	(660)	(4,881)
Fidelity VIP III Balanced (Grandmaster ™)	4,613	(67,407)	280,787	217,993	—	(165,732)	(52,629)	(512)	(218,873)	(880)	722,083	721,203	—	(13,587)	(4,269)	(17,856)
Fidelity VIP III Growth & Income (Grandmaster ™)	(4,514)	(227,185)	559,144	327,445	1,946	(259,650)	(121,995)	(1,124)	(380,823)	(53,378)	1,708,655	1,655,277	161	(22,143)	(12,552)	(34,534)
Fidelity VIP III Growth Opportunities (Grandmaster ™)	(3,841)	(62,913)	220,247	153,493	1,322	(69,660)	(37,009)	(601)	(105,948)	47,545	424,039	471,584	184	(9,203)	(5,704)	(14,723)
Fidelity VIP Overseas (AnnuiChoice ™)	2,111	(37,935)	67,921	32,097	—	(20,897)	(13,274)	(773)	(34,944)	(2,847)	167,896	165,049	—	(3,788)	(2,330)	(6,118)
Fidelity VIP Overseas (AnnuiChoice II ™)	795	(1,212)	13,803	13,386	—	(591)	—	(145)	(736)	12,650	53,915	66,565	—	(118)	—	(118)
Fidelity VIP Overseas (Grandmaster ™)	30,885	(188,528)	777,340	619,697	—	(424,695)	(89,886)	(2,459)	(517,040)	102,657	3,085,156	3,187,813	—	(20,600)	(4,663)	(25,263)
Fidelity VIP Overseas (Grandmaster flex3 ™)	267	(292)	5,897	5,872	—	(45)	(2,493)	(74)	(2,612)	3,260	28,645	31,905	—	(21)	(497)	(518)
Fidelity VIP Overseas (IQ Annuity ™)	48	(44,493)	57,918	13,473	—	(31,552)	(23,360)	(90)	(55,002)	(41,529)	84,953	43,424	—	(4,498)	(4,055)	(8,553)
Fidelity VIP Overseas (Pinnacle Plus ™)	589	(22,279)	44,126	22,436	—	(17,731)	(6,935)	(235)	(24,901)	(2,465)	108,283	105,818	—	(2,487)	(1,492)	(3,979)
Non-Affiliated Service Class:
Fidelity VIP Equity-Income (IQ Annuity ™)	1,782	(176,219)	256,113	81,676	2,448	(145,723)	(40,338)	(258)	(183,871)	(102,195)	467,884	365,689	266	(18,148)	(5,513)	(23,395)
Fidelity VIP Growth (IQ Annuity ™)	(3,244)	(8,593)	84,720	72,883	—	(60,095)	(17)	(366)	(60,478)	12,405	306,406	318,811	—	(9,131)	(3)	(9,134)
Fidelity VIP High Income (IQ Annuity ™)	63,386	65,891	101,224	230,501	6,472	(174,913)	382,874	(271)	214,162	444,663	576,277	1,020,940	704	(20,827)	39,242	19,119
Fidelity VIP II Asset Manager (IQ Annuity ™)	788	(30,509)	53,539	23,818	1,723	(11,500)	(67,669)	(86)	(77,532)	(53,714)	161,722	108,008	161	(1,174)	(7,832)	(8,845)
Fidelity VIP II Contrafund (IQ Annuity ™)	(2,122)	(617,706)	809,729	189,901	11,673	(231,193)	(229,401)	(639)	(449,560)	(259,659)	1,049,259	789,600	1,049	(22,254)	(25,239)	(46,444)
Fidelity VIP III Balanced (IQ Annuity ™)	525	(2,989)	30,846	28,382	—	(4,331)	(9,155)	(83)	(13,569)	14,813	85,984	100,797	—	(480)	(1,037)	(1,517)
Fidelity VIP III Growth & Income (IQ Annuity ™)	(844)	(22,298)	47,967	24,825	—	(36,593)	(32,583)	(124)	(69,300)	(44,475)	124,814	80,339	—	(4,562)	(4,111)	(8,673)
Fidelity VIP III Growth Opportunities (IQ Annuity ™)	(351)	(10,834)	21,301	10,116	—	(6,725)	26,805	(33)	20,047	30,163	13,513	43,676	—	(1,231)	5,192	3,961
Fidelity VIP III Mid Cap (Grandmaster ™)	(4,361)	(230,707)	739,891	504,823	—	(247,363)	(50,521)	(856)	(298,740)	206,083	1,533,817	1,739,900	—	(10,348)	(2,299)	(12,647)
Fidelity VIP III Mid Cap (IQ Annuity ™)	(3,115)	(145,146)	408,029	259,768	1,584	(107,217)	(75,944)	(462)	(182,039)	77,729	856,019	933,748	62	(4,150)	(3,851)	(7,939)
Fidelity VIP Overseas (IQ Annuity ™)	348	(18,480)	29,404	11,272	—	(7,698)	(15,442)	(48)	(23,188)	(11,916)	65,542	53,626	—	(904)	(1,567)	(2,471)
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (AdvantEdge ™)	998	(254)	11,986	12,730	62,397	—	635	(123)	62,909	75,639	13,977	89,616	7,764	(14)	72	7,822
Fidelity VIP Asset Manager (AnnuiChoice ™)	3,632	(22,920)	94,179	74,891	175	(29,629)	(36,579)	(553)	(66,586)	8,305	310,836	319,141	21	(2,811)	(3,919)	(6,709)
Fidelity VIP Asset Manager (AnnuiChoice II ™)	180	(1,353)	7,962	6,789	62,138	(11,398)	(19,953)	(44)	30,743	37,532	16,105	53,637	6,333	(1,071)	(2,149)	3,113
Fidelity VIP Asset Manager (GrandMaster flex3 ™)	1,205	(58,857)	97,770	40,118	180	(10,915)	(100,656)	(191)	(111,582)	(71,464)	272,139	200,675	16	(1,079)	(11,790)	(12,853)
Fidelity VIP Asset Manager (IQ3 ™)	2,330	(38,108)	95,152	59,374	16,217	(37,785)	(45,329)	(507)	(67,404)	(8,030)	294,492	286,462	1,517	(4,082)	(5,108)	(7,673)
Fidelity VIP Asset Manager (Pinnacle Plus ™)	499	(19,894)	44,324	24,929	—	(14,001)	(7,536)	(339)	(21,876)	3,053	106,930	109,983	—	(1,470)	(708)	(2,178)
Fidelity VIP Balanced (AdvantEdge ™)	621	(93)	15,734	16,262	56,915	—	(698)	(127)	56,090	72,352	13,818	86,170	7,310	(14)	(76)	7,220
Fidelity VIP Balanced (AnnuiChoice ™)	5,568	(43,339)	189,636	151,865	1,796	(76,472)	70,659	(945)	(4,962)	146,903	453,129	600,032	213	(8,266)	6,281	(1,772)
Fidelity VIP Balanced (AnnuiChoice II ™)	1,281	(3,448)	36,866	34,699	45,482	(707)	22,341	(121)	66,995	101,694	50,098	151,792	5,284	(113)	3,061	8,232
Fidelity VIP Balanced (GrandMaster flex3 ™)	1,296	(10,130)	95,333	86,499	1,884	(34,677)	20,030	(346)	(13,109)	73,390	244,485	317,875	175	(3,235)	1,851	(1,209)
Fidelity VIP Balanced (Grandmaster ™)	6,021	(102,042)	355,424	259,403	125	(29,450)	(132,160)	(142)	(161,627)	97,776	848,193	945,969	16	(2,863)	(15,649)	(18,496)
Fidelity VIP Balanced (IQ3 ™)	3,806	(51,777)	155,532	107,561	3,178	(74,254)	120,515	(740)	48,699	156,260	384,816	541,076	351	(9,747)	10,856	1,460
Fidelity VIP Balanced (Pinnacle Plus ™)	1,286	(9,482)	69,517	61,321	—	(6,207)	78,129	(502)	71,420	132,741	126,641	259,382	—	(669)	8,224	7,555
Fidelity VIP Balanced (IQ Advisor Standard ™)	1,876	(1,261)	40,604	41,219	—	(2,621)	—	—	(2,621)	38,598	111,372	149,970	—	(271)	1	(270)
Fidelity VIP Contrafund (AdvantEdge ™)	90	(39,086)	104,225	65,229	101,390	(7,216)	78,537	(755)	171,956	237,185	102,883	340,068	15,419	(1,169)	10,059	24,309
Fidelity VIP Contrafund (AnnuiChoice ™)	4,252	(2,639,618)	3,457,749	822,383	17,935	(674,470)	(1,057,162)	(8,579)	(1,722,276)	(899,893)	4,664,610	3,764,717	1,775	(63,107)	(128,422)	(189,754)
Fidelity VIP Contrafund (AnnuiChoice II ™)	4,577	(197,141)	468,673	276,109	661,315	(118,210)	40,943	(1,675)	582,373	858,482	597,278	1,455,760	82,416	(17,479)	4,624	69,561
Fidelity VIP Contrafund (GrandMaster flex3 ™)	(12,035)	(1,975,835)	2,428,597	440,727	20,547	(822,775)	(1,277,822)	(3,456)	(2,083,506)	(1,642,779)	4,124,872	2,482,093	2,383	(85,347)	(140,912)	(223,876)
Fidelity VIP Contrafund (IQ3 ™)	(10,539)	(798,894)	1,881,851	1,072,418	55,254	(444,547)	(155,473)	(3,410)	(548,176)	524,242	3,580,321	4,104,563	5,542	(40,872)	(14,848)	(50,178)
Fidelity VIP Contrafund (Pinnacle Plus ™)	(5,207)	(590,708)	909,633	313,718	8,734	(155,174)	39,278	(1,317)	(108,479)	205,239	1,196,006	1,401,245	717	(14,128)	(413)	(13,824)
Fidelity VIP Contrafund (IQ Advisor Standard ™)	198	(24,344)	51,129	26,983	372	(40,963)	(8,945)	—	(49,536)	(22,553)	88,489	65,936	39	(3,247)	(870)	(4,078)
Fidelity VIP Disciplined Small Cap (AdvantEdge™)	(11)	2	330	321	1,500	—	—	(3)	1,497	1,818	—	1,818	212	—	—	212
Fidelity VIP Disciplined Small Cap (AnnuiChoice ™)	(956)	(47,851)	71,715	22,908	84	(39,975)	21,283	(356)	(18,964)	3,944	137,916	141,860	15	(6,991)	3,518	(3,458)

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Disciplined Small Cap (AnnuiChoice II ™)	$(9)	$(1,497)	$2,551	$1,045	$24,467	$(10,523)	$136	$(14)	$14,066	$15,111	$2,649	$17,760	3,605	(1,573)	21	2,053
Fidelity VIP Disciplined Small Cap (GrandMaster ™)	(515)	(5,380)	14,534	8,639	—	(654)	4,605	(29)	3,922	12,561	44,260	56,821	—	(123)	630	507
Fidelity VIP Disciplined Small Cap (GrandMaster flex3 ™)	(687)	(6,716)	18,346	10,943	—	(3,663)	(1,674)	(77)	(5,414)	5,529	49,359	54,888	—	(569)	(54)	(623)
Fidelity VIP Disciplined Small Cap (IQ Annuity ™)	(1,313)	(30,589)	51,508	19,606	1,149	(29,549)	(14,872)	(148)	(43,420)	(23,814)	108,490	84,676	215	(4,628)	(2,080)	(6,493)
Fidelity VIP Disciplined Small Cap (Pinnacle Plus ™)	(472)	(11,758)	18,155	5,925	—	(413)	(29,613)	(19)	(30,045)	(24,120)	37,376	13,256	—	(74)	(4,437)	(4,511)
Fidelity VIP Dynamic Capital Appreciation (AnnuiChoice ™)	(404)	(9,518)	21,704	11,782	—	(10,172)	(4,328)	(75)	(14,575)	(2,793)	41,417	38,624	—	(1,016)	(377)	(1,393)
Fidelity VIP Dynamic Capital Appreciation (AnnuiChoice II ™)	(588)	(3,021)	20,377	16,768	11,945	—	(3,644)	(324)	7,977	24,745	35,858	60,603	1,838	(43)	(404)	1,391
Fidelity VIP Dynamic Capital Appreciation (GrandMaster flex3 ™)	(305)	(6,810)	12,409	5,294	—	(1,611)	(864)	(21)	(2,496)	2,798	20,093	22,891	—	(243)	(102)	(345)
Fidelity VIP Dynamic Capital Appreciation (Grandmaster ™)	(240)	(14,603)	18,911	4,068	—	(12,079)	7,865	(18)	(4,232)	(164)	23,682	23,518	—	(1,449)	743	(706)
Fidelity VIP Dynamic Capital Appreciation (IQ Annuity ™)	(794)	(376)	18,265	17,095	—	—	11,407	(121)	11,286	28,381	49,814	78,195	—	(13)	1,062	1,049
Fidelity VIP Dynamic Capital Appreciation (Pinnacle Plus ™)	(1,830)	(5,226)	40,443	33,387	—	(1,828)	(1,971)	(502)	(4,301)	29,086	102,917	132,003	—	(221)	(253)	(474)
Fidelity VIP Equity-Income (AdvantEdge ™) (February 9)*	213	232	3,711	4,156	21,757	(163)	(924)	(132)	20,538	24,694	—	24,694	3,350	(41)	(131)	3,178
Fidelity VIP Equity-Income (AnnuiChoice ™)	12,581	(528,087)	864,930	349,424	14,891	(363,108)	(291,870)	(3,170)	(643,257)	(293,833)	1,731,056	1,437,223	1,817	(42,789)	(38,763)	(79,735)
Fidelity VIP Equit-Income (AnnuiChoice II ™)	3,614	(60,976)	117,509	60,147	223,498	(51,341)	7,420	(153)	179,424	239,571	147,964	387,535	31,313	(7,793)	1,232	24,752
Fidelity VIP Equity-Income (GrandMaster flex3 ™)	1,393	(209,367)	261,544	53,570	—	(60,508)	(34,819)	(1,315)	(96,642)	(43,072)	379,125	336,053	—	(9,317)	(5,609)	(14,926)
Fidelity VIP Equity-Income (IQ3 ™)	4,758	(279,978)	473,613	198,393	51,003	(149,266)	(67,465)	(794)	(166,522)	31,871	894,127	925,998	7,276	(19,662)	(10,552)	(22,938)
Fidelity VIP Equity-Income (Pinnacle Plus ™)	547	(93,104)	150,566	58,009	54	(44,216)	(29,274)	(336)	(73,772)	(15,763)	264,011	248,248	6	(4,561)	(3,620)	(8,175)
Fidelity VIP Equity-Income (IQ Advisor Standard ™)	261	(752)	5,110	4,619	745	(1,407)	1	—	(661)	3,958	15,708	19,666	102	(163)	—	(61)
Fidelity Freedom 2010 (Adnavtedge ™)	4,710	(1,409)	10,639	13,940	84,894	—	3,549	(467)	87,976	101,916	58,639	160,555	9,147	(54)	387	9,480
Fidelity Freedom 2010 (AnnuiChoice ™)	123	(14)	714	823	—	(129)	—	(4)	(133)	690	3,628	4,318	—	(14)	—	(14)
Fidelity Freedom 2010 (AnnuiChoice II ™)	4,159	(518)	23,818	27,459	—	—	10,837	(157)	10,680	38,139	113,399	151,538	—	—	1,355	1,355
Fidelity Freedom 2010 (GrandMaster ™)	5,085	(30,996)	97,930	72,019	2,000	(184,176)	13,453	—	(168,723)	(96,704)	338,307	241,603	276	(20,335)	1,431	(18,628)
Fidelity Freedom 2010 (GrandmMaster flex3 ™)	2,943	(8,204)	27,195	21,934	—	—	(6,692)	(58)	(6,750)	15,184	109,631	124,815	—	(7)	(970)	(977)
Fidelity Freedom 2010 (IQ Annuity ™)	8,490	(13,120)	66,843	62,213	26,390	(24,329)	82	(100)	2,043	64,256	281,643	345,899	3,497	(3,305)	8	200
Fidelity Freedom 2010 (Pinnacle Plus ™)	156	29	1,063	1,248	—	—	1	—	1	1,249	5,707	6,956	—	—	—	—
Fidelity Freedom 2015 (AdvantEdge ™)	2,293	(93)	7,361	9,561	27,654	—	1,081	(230)	28,505	38,066	41,278	79,344	2,983	(28)	126	3,081
Fidelity Freedom 2015 (AnnuiChoice ™)	770	6	4,018	4,794	—	—	—	(122)	(122)	4,672	20,247	24,919	—	(15)	(1)	(16)
Fidelity Freedom 2015 (AnnuiChoice II ™)	5,827	(751)	31,802	36,878	—	—	13,327	(233)	13,094	49,972	145,970	195,942	—	—	1,706	1,706
Fidelity Freedom 2015 (GrandMaster ™) (August 7)*	629	4	648	1,281	—	—	18,091	—	18,091	19,372	—	19,372	—	—	2,137	2,137
Fidelity Freedom 2015 (IQ Annuity ™)	2,839	(13,276)	29,675	19,238	—	(22,101)	(1)	(85)	(22,187)	(2,949)	109,928	106,979	—	(3,149)	—	(3,149)
Fidelity Freedom 2015 (Pinnacle Plus ™)	2,002	(250)	13,245	14,997	—	—	(1)	(40)	(41)	14,956	65,397	80,353	—	(5)	—	(5)
Fidelity Freedom 2020 (AdvantEdge ™)	4,737	(476)	11,261	15,522	113,266	—	(374)	(428)	112,464	127,986	47,354	175,340	13,054	(54)	(41)	12,959
Fidelity Freedom 2020 (AnnuiChoice ™)	1,289	(71,818)	89,877	19,348	—	(40,809)	(78,679)	(488)	(119,976)	(100,628)	159,306	58,678	—	(5,634)	(10,915)	(16,549)
Fidelity Freedom 2020 (AnnuiChoice II ™)	14,687	(1,199)	65,105	78,593	225,367	(799)	11,329	(1,435)	234,462	313,055	229,519	542,574	27,518	(299)	1,722	28,941
Fidelity Freedom 2020 (GrandMaster ™)	552	(3,776)	11,638	8,414	—	(997)	(1,268)	—	(2,265)	6,149	22,932	29,081	—	(132)	132	—
Fidelity Freedom 2020 (GrandmMaster flex3 ™)	101	(12)	883	972	—	—	154	(10)	144	1,116	3,538	4,654	—	(2)	23	21
Fidelity Freedom 2020 (IQ Annuity ™)	777	(54)	6,619	7,342	—	—	1	(30)	(29)	7,313	27,540	34,853	—	(4)	—	(4)
Fidelity Freedom 2020 (Pinnacle Plus ™)	305	47	2,783	3,135	—	—	1	(2)	(1)	3,134	11,878	15,012	—	—	—	—
Fidelity Freedom 2025 (AnnuiChoice ™) (June 16)*	348	8	1,903	2,259	—	—	11,138	—	11,138	13,397	—	13,397	—	—	1,560	1,560
Fidelity Freedom 2025 (AnnuiChoice II ™)	3,565	(468)	29,948	33,045	—	(783)	11,563	(556)	10,224	43,269	103,570	146,839	—	(186)	1,817	1,631
Fidelity Freedom 2025 (GrandMaster ™)	36	(3)	314	347	—	—	(1)	(5)	(6)	341	1,242	1,583	—	(1)	—	(1)
Fidelity Freedom 2025 (Pinnacle Plus ™)	129	(14)	1,303	1,418	—	—	1	—	1	1,419	5,133	6,552	—	—	—	—
Fidelity Freedom 2030 (AnnuiChoice II ™)	2,590	(218)	46,583	48,955	—	(744)	16,020	(283)	14,993	63,948	145,315	209,263	—	(153)	2,708	2,555
Fidelity Freedom 2030 (GrandmMaster flex3 ™) (October 2)*	576	7	2,043	2,626	—	—	38,159	—	38,159	40,785	—	40,785	—	—	5,058	5,058
Fidelity Freedom 2030 (IQ Annuity ™)	272	(24)	5,590	5,838	3,900	—	—	(46)	3,854	9,692	17,247	26,939	581	(7)	—	574
Fidelity VIP Growth & Income (AdvantEdge ™)	(84)	5	4,306	4,227	10,564	—	64	(68)	10,560	14,787	13,329	28,116	1,457	(9)	8	1,456
Fidelity VIP Growth & Income (AnnuiChoice ™)	(754)	(54,302)	170,684	115,628	11,181	(120,560)	18,396	(1,089)	(92,072)	23,556	470,051	493,607	1,410	(16,444)	4,315	(10,719)
Fidelity VIP Growth & Income (AnnuiChoice II ™)	238	(7,201)	22,625	15,662	90,830	(17,423)	7,366	(190)	80,583	96,245	26,905	123,150	11,814	(2,420)	1,035	10,429
Fidelity VIP Growth & Income (GrandMaster flex3 ™)	(1,212)	(14,850)	54,828	38,766	1,660	(9,976)	(11,965)	(494)	(20,775)	17,991	165,050	183,041	199	(1,152)	(1,351)	(2,304)
Fidelity VIP Growth & Income (IQ3 ™)	(1,829)	(38,349)	107,401	67,223	458	(44,052)	369	(232)	(43,457)	23,766	306,237	330,003	59	(5,586)	(323)	(5,850)
Fidelity VIP Growth & Income (Pinnacle Plus ™)	(1,410)	(2,568)	45,021	41,043	—	(3,318)	(1)	(78)	(3,397)	37,646	167,645	205,291	—	(405)	(1)	(406)
Fidelity VIP Growth (AdvantEdge ™) (March 2)*	(71)	33	2,429	2,391	—	—	14,598	—	14,598	16,989	—	16,989	—	—	2,343	2,343
Fidelity VIP Growth (AnnuiChoice ™)	(4,420)	(71,264)	218,884	143,200	2,127	(61,411)	(85,987)	(1,971)	(147,242)	(4,042)	645,837	641,795	403	(10,660)	(16,106)	(26,363)
Fidelity VIP Growth (AnnuiChoice II ™)	(596)	(4,457)	30,991	25,938	160,979	(11,721)	(8,421)	(70)	140,767	166,705	52,505	219,210	20,100	(1,399)	(1,135)	17,566

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Growth (GrandMaster ™)	$(5,165)	$(170,618)	$282,158	$106,375	$15,913	$(90,887)	$11,628	$(295)	$(63,641)	$42,734	$559,969	$602,703	2,383	(14,944)	(999)	(13,560)
Fidelity VIP Growth (GrandMaster flex3 ™)	(3,009)	(56,827)	117,209	57,373	23	(39,270)	(11,569)	(1,241)	(52,057)	5,316	231,017	236,333	4	(5,288)	(960)	(6,244)
Fidelity VIP Growth (IQ3 ™)	(5,282)	(127,101)	237,095	104,712	208	(105,696)	2,273	(337)	(103,552)	1,160	468,563	469,723	41	(18,308)	726	(17,541)
Fidelity VIP Growth (Pinnacle Plus ™)	(1,178)	(12,201)	33,281	19,902	72	(7,376)	(158)	(104)	(7,566)	12,336	84,756	97,092	8	(917)	(60)	(969)
Fidelity VIP Growth Opportunities (AdvantEdge ™) (February 9)*	(103)	139	3,231	3,267	13,034	—	(538)	(70)	12,426	15,693	—	15,693	2,236	(11)	(83)	2,142
Fidelity VIP Growth Opportunities (AnnuiChoice ™)	(948)	(51,745)	98,302	45,609	77	(11,250)	90,696	(418)	79,105	124,714	80,212	204,926	14	(1,529)	12,024	10,509
Fidelity VIP Growth Opportunities (AnnuiChoice II ™) (April 13)*	(68)	205	3,559	3,696	12,500	—	3,056	(77)	15,479	19,175	—	19,175	1,845	(9)	358	2,194
Fidelity VIP Growth Opportunities (GrandMaster flex3 ™)	(231)	(5,820)	12,235	6,184	—	(72)	(4,292)	(10)	(4,374)	1,810	19,217	21,027	—	(12)	(693)	(705)
Fidelity VIP Growth Opportunities (IQ3 ™)	(5,561)	(26,725)	148,731	116,445	8,778	(18,255)	558,659	(958)	548,224	664,669	62,311	726,980	1,166	(2,808)	82,054	80,412
Fidelity VIP Growth Opportunities (Pinnacle Plus ™)	(426)	(8,813)	19,849	10,610	—	(98)	6,572	(94)	6,380	16,990	24,275	41,265	—	(27)	699	672
Fidelity VIP Growth Opportunities (IQ Advisor Standard ™)	(317)	(6,886)	34,086	26,883	372	(4,260)	110,086	—	106,198	133,081	10,792	143,873	56	(547)	14,301	13,810
Fidelity VIP Growth (IQ Advisor Standard ™)	(8)	(11)	717	698	—	—	—	—	—	698	2,567	3,265	—	—	—	—
Fidelity VIP High Income (AdvantEdge ™) (February 9)*	95,146	12,168	54,327	161,641	68,085	(30,612)	1,402,469	—	1,439,942	1,601,583	—	1,601,583	7,358	(2,984)	144,691	149,065
Fidelity VIP High Income (AnnuiChoice ™)	88,780	83,275	150,861	322,916	7,319	(247,552)	387,284	(1,698)	145,353	468,269	894,999	1,363,268	630	(23,391)	29,660	6,899
Fidelity VIP High Income (AnnuiChoice II ™)	32,965	2,918	68,809	104,692	82,484	(69,411)	389,711	(12)	402,772	507,464	7,816	515,280	9,111	(7,660)	43,700	45,151
Fidelity VIP High Income (GrandMaster flex3 ™)	579,253	348,504	1,255,312	2,183,069	30,635	(1,091,489)	7,343,747	(1,741)	6,281,152	8,464,221	1,231,039	9,695,260	2,445	(96,568)	650,531	556,408
Fidelity VIP High Income (IQ3 ™)	120,955	70,062	273,592	464,609	—	(226,814)	938,964	(1,023)	711,127	1,175,736	801,973	1,977,709	—	(20,257)	79,008	58,751
Fidelity VIP High Income (Pinnacle Plus ™)	4,397	(5,975)	26,195	24,617	72	(8,277)	(4,530)	(55)	(12,790)	11,827	66,381	78,208	6	(792)	(382)	(1,168)
Fidelity VIP Index 500 (AdvantEdge ™)	307	(1,375)	7,244	6,176	20,000	—	(2,466)	(149)	17,385	23,561	10,137	33,698	2,601	(20)	(53)	2,528
Fidelity VIP Index 500 (AnnuiChoice ™)	13,095	(205,373)	427,673	235,395	520	(157,490)	37,012	(2,614)	(122,572)	112,823	1,025,782	1,138,605	70	(21,199)	4,314	(16,815)
Fidelity VIP Index 500 (IQ3 ™)	13,213	(441,037)	827,309	399,485	29,743	(110,746)	492,979	(2,185)	409,791	809,276	982,577	1,791,853	4,524	(14,369)	73,026	63,181
Fidelity VIP Index 500 (AnnuiChoice II ™)	5,541	(35,302)	101,081	71,320	145,285	(22,315)	78,231	(517)	200,684	272,004	190,053	462,057	21,265	(3,444)	11,571	29,392
Fidelity VIP Index 500 (Grandmaster ™)	9,475	(104,692)	317,590	222,373	940	(89,741)	(61,923)	(229)	(150,953)	71,420	1,040,394	1,111,814	165	(13,666)	(10,754)	(24,255)
Fidelity VIP Index 500 (Grandmaster flex3 ™)	2,680	(91,861)	165,691	76,510	1,655	(68,959)	77,000	(1,601)	8,095	84,605	282,467	367,072	265	(10,698)	12,526	2,093
Fidelity VIP Index 500 (IQ Advisor Standard ™)	5,571	(59,155)	136,388	82,804	745	(9,497)	132,364	—	123,612	206,416	172,275	378,691	125	(1,427)	22,225	20,923
Fidelity VIP Index 500 (Pinnacle Plus ™)	1,782	(63,593)	99,197	37,386	9,188	(26,909)	(14,127)	(240)	(32,088)	5,298	254,371	259,669	831	(2,955)	(2,939)	(5,063)
Fidelity VIP Investment Grade Bond (AdvantEdge ™)	6,232	(63)	4,782	10,951	79,975	(163)	12,657	(396)	92,073	103,024	34,881	137,905	7,919	(53)	1,217	9,083
Fidelity VIP Investment Grade Bond (AnnuiChoice ™)	304,215	(70,723)	279,398	512,890	2,846	(522,805)	218,017	(10,500)	(312,442)	200,448	3,724,305	3,924,753	222	(38,933)	15,807	(22,904)
Fidelity VIP Investment Grade Bond (AnnuiChoice II ™)	56,444	(12,423)	43,238	87,259	185,165	(13,010)	(27,665)	(2,264)	142,226	229,485	624,689	854,174	16,949	(1,414)	(3,134)	12,401
Fidelity VIP Investment Grade Bond (GrandMaster ™)	130,873	(50,349)	163,990	244,514	9,302	(643,516)	1,196,981	(662)	562,105	806,619	1,731,491	2,538,110	861	(64,498)	115,057	51,420
Fidelity VIP Investment Grade Bond (GrandMaster flex3 ™)	87,152	(50,828)	113,699	150,023	38,498	(232,434)	(79,666)	(1,361)	(274,963)	(124,940)	1,248,026	1,123,086	3,357	(21,389)	(7,146)	(25,178)
Fidelity VIP Investment Grade Bond (IQ3 ™)	199,120	(32,901)	165,001	331,220	52,210	(475,790)	95,361	(2,603)	(330,822)	398	2,707,924	2,708,322	4,103	(37,302)	5,941	(27,258)
Fidelity VIP Investment Grade Bond (Pinnacle Plus ™)	56,099	(5,469)	54,234	104,864	4,197	(40,180)	105,179	(1,306)	67,890	172,754	725,747	898,501	383	(3,609)	9,642	6,416
Fidelity VIP Investment Grade Bond (IQ Advisor Standard ™)	43,762	(7,635)	24,048	60,175	—	(26,359)	61,291	—	34,932	95,107	400,143	495,250	—	(2,179)	5,123	2,944
Fidelity VIP Mid Cap (AdvantEdge ™)	(260)	(8,597)	34,507	25,650	34,775	(7,454)	2,476	(212)	29,585	55,235	76,574	131,809	4,208	(1,062)	(141)	3,005
Fidelity VIP Mid Cap (AnnuiChoice ™)	1,118	(460,439)	1,130,486	671,165	3,186	(351,906)	400,115	(5,019)	46,376	717,541	1,926,455	2,643,996	237	(23,077)	21,707	(1,133)
Fidelity VIP Mid Cap (AnnuiChoice II ™)	(105)	(65,501)	176,902	111,296	43,943	(31,012)	62,254	(292)	74,893	186,189	269,589	455,778	5,948	(4,108)	6,610	8,450
Fidelity VIP Mid Cap (GrandMaster flex3 ™)	(7,901)	(701,659)	1,020,116	310,556	2,708	(348,966)	(446,334)	(3,181)	(795,773)	(485,217)	1,779,380	1,294,163	240	(28,260)	(40,358)	(68,378)
Fidelity VIP Mid Cap (Grandmaster ™)	(755)	(83,834)	41,730	(42,859)	1,666	(199,379)	(279,555)	(413)	(477,681)	(520,540)	2,054,029	1,533,489	136	(15,880)	(72,137)	(87,881)
Fidelity VIP Mid Cap (IQ Annuity ™)	(10,561)	(807,947)	1,453,730	635,222	22,277	(386,595)	547,888	(3,461)	180,109	815,331	1,679,197	2,494,528	1,447	(25,036)	33,408	9,819
Fidelity VIP Mid Cap (Pinnacle Plus ™)	(3,852)	(41,022)	275,799	230,925	9,752	(28,406)	203,385	(1,184)	183,547	414,472	595,887	1,010,359	608	(1,834)	12,015	10,789
Fidelity VIP Mid Cap (IQ Advisor Enhanced ™)	20	(22)	3,207	3,205	—	—	—	—	—	3,205	8,295	11,500	—	—	—	—
Fidelity VIP Mid Cap (IQ Advisor Standard ™)	780	(7,587)	46,217	39,410	745	(6,018)	136,611	—	131,338	170,748	26,829	197,577	68	(449)	10,781	10,400
Fidelity VIP Overseas (AdvantEdge ™)	1,248	(7,318)	43,232	37,162	74,927	(6,712)	(3,806)	(403)	64,006	101,168	66,851	168,019	12,897	(1,144)	(450)	11,303
Fidelity VIP Overseas (AnnuiChoice ™)	7,676	(480,462)	578,745	105,959	5,095	(171,331)	(146,975)	(1,503)	(314,714)	(208,755)	872,844	664,089	573	(20,585)	(20,141)	(40,153)
Fidelity VIP Overseas (AnnuiChoice II ™)	3,964	(64,074)	115,345	55,235	111,931	(19,540)	13,988	(270)	106,109	161,344	187,941	349,285	14,773	(3,675)	2,049	13,147
Fidelity VIP Overseas (GrandMaster ™)	6,637	(186,653)	341,943	161,927	3,352	(104,486)	46,273	(204)	(55,065)	106,862	717,054	823,916	609	(15,821)	5,739	(9,473)
Fidelity VIP Overseas (GrandMaster flex3 ™)	904	(280,402)	246,389	(33,109)	—	(280,626)	(560,500)	(1,531)	(842,657)	(875,766)	1,312,799	437,033	—	(32,936)	(67,937)	(100,873)
Fidelity VIP Overseas (IQ3 ™)	4,114	(556,534)	639,946	87,526	12,496	(195,021)	(212,875)	(807)	(396,207)	(308,681)	960,801	652,120	1,502	(22,900)	(29,442)	(50,840)
Fidelity VIP Overseas (Pinnacle Plus ™)	1,148	(80,539)	141,024	61,633	171	(11,609)	(53,305)	(397)	(65,140)	(3,507)	292,969	289,462	13	(1,055)	(4,051)	(5,093)
Fidelity VIP Overseas (IQ Advisor Enhanced ™)	198	(26)	2,898	3,070	—	—	(1)	—	(1)	3,069	12,175	15,244	—	—	—	—
Fidelity VIP Overseas (IQ Advisor Standard ™)	3,318	(31,601)	78,596	50,313	596	(20,369)	(15,717)	—	(35,490)	14,823	215,275	230,098	66	(1,709)	(1,609)	(3,252)
Fidelity VIP Value Stratagies (AdvantEdge ™) (May 27)*	(50)	1,718	412	2,080	—	—	1,334	(3)	1,331	3,411	—	3,411	—	—	424	424
Fidelity VIP Value Stratagies (AnnuiChoice ™)	(5)	(242)	1,834	1,587	—	(5,738)	53,861	(10)	48,113	49,700	1,814	51,514	—	(784)	6,782	5,998

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Value Stratagies (AnnuiChoice II ™)	$(105)	$(15,097)	$22,290	$7,088	$10,000	$—	$(22,510)	$(15)	$(12,525)	$(5,437)	$22,207	$16,770	1,336	(2)	(3,523)	(2,189)
Fidelity VIP Value Stratagies (GrandMaster™)	(20)	169	963	1,112	—	(532)	9,256	—	8,724	9,836	—	9,836	—	(69)	1,288	1,219
Fidelity VIP Value Stratagies (IQ Annuity ™)	(191)	4,820	3,983	8,612	998	(77)	25,892	(62)	26,751	35,363	8,725	44,088	194	(27)	3,629	3,796
Fidelity VIP Value Stratagies (Pinnacle Plus ™) (April 20)*	(418)	890	18,226	18,698	—	(2,181)	54,261	—	52,080	70,778	—	70,778	—	(295)	9,113	8,818
Non-Affiliated Class 1:
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)	17,922	(21,116)	66,841	63,647	—	(11,792)	(78,663)	(465)	(90,920)	(27,273)	269,151	241,878	—	(751)	(4,594)	(5,345)
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)	821	(44)	2,236	3,013	—	—	—	(31)	(31)	2,982	10,508	13,490	—	(3)	—	(3)
Van Kampen UIF Emerging Markets Debt (GrandMaster flex3 ™)	4,178	(975)	13,207	16,410	—	(3,077)	(1,356)	(41)	(4,474)	11,936	61,189	73,125	—	(193)	(90)	(283)
Van Kampen UIF Emerging Markets Debt (IQ3 ™)	11,045	(4,372)	36,391	43,064	—	(28,116)	(7,270)	(423)	(35,809)	7,255	165,842	173,097	—	(1,661)	(425)	(2,086)
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)	8,726	(333,857)	406,018	80,887	—	(35,296)	(65,492)	(1,146)	(101,934)	(21,047)	466,548	445,501	—	(3,205)	(5,424)	(8,629)
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™)	1,257	(26,910)	40,795	15,142	—	(114)	(10,679)	(117)	(10,910)	4,232	59,744	63,976	—	(43)	(1,589)	(1,632)
Van Kampen UIF U.S. Real Estate (GrandMaster flex3 ™)	2,856	(103,966)	131,192	30,082	—	(52,808)	(7,260)	(440)	(60,508)	(30,426)	185,212	154,786	—	(3,976)	(809)	(4,785)
Van Kampen UIF U.S. Real Estate (IQ3 ™)	6,539	(249,889)	327,899	84,549	—	(46,501)	(32,004)	(377)	(78,882)	5,667	409,179	414,846	—	(3,794)	(2,533)	(6,327)
Non-Affiliated Class 2:
Franklin Foreign Securities (IQ Annuity ™)	14,802	(110,604)	308,703	212,901	32,780	(51,284)	(18,211)	(1,027)	(37,742)	175,159	729,810	904,969	2,204	(3,461)	(3,433)	(4,690)
Franklin Growth and Income Securities (AdvantEdge ™) (August 10)*	(165)	43	2,680	2,558	30,500	—	(283)	(46)	30,171	32,729	—	32,729	3,965	(6)	(34)	3,925
Franklin Growth and Income Securities (AnnuiChoice ™)	55,679	(740,308)	972,714	288,085	6,352	(315,029)	(244,501)	(3,606)	(556,784)	(268,699)	1,783,546	1,514,847	713	(33,589)	(28,528)	(61,404)
Franklin Growth and Income Securities (AnnuiChoice II ™)	2,790	(20,909)	36,172	18,053	35,390	(5,479)	(10,353)	(143)	19,415	37,468	63,429	100,897	5,471	(1,001)	(1,868)	2,602
Franklin Growth and Income Securities (GrandMaster flex3 ™)	21,845	(302,697)	412,306	131,454	—	(118,892)	(31,115)	(2,000)	(152,007)	(20,553)	775,987	755,434	—	(12,975)	(5,776)	(18,751)
Franklin Growth and Income Securities (Grandmaster ™)	19,033	(159,256)	255,615	115,392	1,980	(58,868)	(29,345)	(328)	(86,561)	28,831	600,211	629,042	208	(6,439)	(4,290)	(10,521)
Franklin Growth and Income Securities (IQ Annuity ™)	72,092	(595,154)	984,959	461,897	93,190	(425,722)	(113,264)	(1,881)	(447,677)	14,220	2,222,588	2,236,808	10,078	(44,958)	(12,258)	(47,138)
Franklin Growth and Income Securities (Pinnacle Plus ™)	14,267	(140,380)	219,309	93,196	54	(63,070)	(39,459)	(716)	(103,191)	(9,995)	504,897	494,902	6	(6,790)	(5,524)	(12,308)
Franklin Income Securities (AdvantEdge ™)	2,960	(7,522)	20,204	15,642	21,995	—	22,297	(48)	44,244	59,886	40,000	99,886	2,372	(5)	2,463	4,830
Franklin Income Securities (AnnuiChoice ™)	183,114	(340,366)	942,390	785,138	8,297	(422,524)	229,602	(6,592)	(191,217)	593,921	2,628,769	3,222,690	663	(33,554)	13,871	(19,020)
Franklin Income Securities (AnnuiChoice II ™)	43,339	(32,177)	189,869	201,031	131,404	(14,471)	21,988	(1,121)	137,800	338,831	544,862	883,693	14,821	(2,085)	2,341	15,077
Franklin Income Securities (GrandMaster flex3 ™)	214,958	(221,586)	945,487	938,859	48,906	(555,620)	202,929	(2,811)	(306,596)	632,263	2,852,522	3,484,785	5,487	(41,256)	14,894	(20,875)
Franklin Income Securities (Grandmaster ™)	105,775	(743,136)	990,419	353,058	1,626	(272,372)	(234,995)	(1,109)	(506,850)	(153,792)	3,043,576	2,889,784	117	(21,194)	(54,153)	(75,230)
Franklin Income Securities (IQ Annuity ™)	280,565	(602,040)	1,506,305	1,184,830	78,043	(1,033,338)	(215,226)	(3,707)	(1,174,228)	10,602	3,833,969	3,844,571	5,833	(77,333)	(10,505)	(82,005)
Franklin Income Securities (Pinnacle Plus ™)	84,386	(305,864)	585,075	363,597	92	(212,978)	(74,199)	(2,080)	(289,165)	74,432	1,475,313	1,549,745	7	(19,926)	(10,569)	(30,488)
Franklin Income Securities (IQ Advisor Enhanced ™)	621	(15)	1,978	2,584	—	—	—	—	—	2,584	7,489	10,073	—	—	—	—
Franklin Income Securities (IQ Advisor Standard ™)	23	(343)	917	597	—	—	1,094	—	1,094	1,691	1,889	3,580	—	—	80	80
Franklin Large Cap Growth Securities (AdvantEdge ™) (September 9)*	(93)	5	1,362	1,274	18,000	—	—	(19)	17,981	19,255	—	19,255	2,172	(2)	—	2,170
Franklin Large Cap Growth Securities (AnnuiChoice ™)	348	(59,793)	105,073	45,628	861	(27,300)	64,509	(446)	37,624	83,252	198,833	282,085	87	(2,645)	4,735	2,177
Franklin Large Cap Growth Securities (AnnuiChoice II ™)	433	(11,597)	60,780	49,616	45,729	(453)	(15,181)	(972)	29,123	78,739	139,998	218,737	6,138	(185)	(1,794)	4,159
Franklin Large Cap Growth Securities (GrandMaster flex3 ™)	(282)	(47,334)	79,487	31,871	—	(28,203)	(25,856)	(287)	(54,346)	(22,475)	189,196	166,721	—	(3,305)	(3,044)	(6,349)
Franklin Large Cap Growth Securities (Grandmaster ™)	7	(259)	8,846	8,594	—	—	(196)	(17)	(213)	8,381	31,082	39,463	—	(2)	(24)	(26)
Franklin Large Cap Growth Securities (IQ Annuity ™)	6,064	(142,434)	209,403	73,033	948	(27,299)	(172,156)	(702)	(199,209)	(126,176)	309,361	183,185	100	(2,786)	(15,181)	(17,867)
Franklin Large Cap Growth Securities (Pinnacle Plus ™)	(1,184)	(11,994)	70,080	56,902	—	(42,791)	59,007	(596)	15,620	72,522	180,198	252,720	—	(4,132)	6,259	2,127
Franklin Large Cap Growth Securities (IQ Advisor Standard ™)	1,580	874	6,029	8,483	—	(1,204)	(4,868)	—	(6,072)	2,411	8,327	10,738	—	(142)	142	—
Franklin Mutual Shares Securities (AdvantEdge ™)	624	(1,969)	35,553	34,208	138,179	(164)	13,541	(767)	150,789	184,997	49,503	234,500	19,324	(124)	1,795	20,995
Franklin Mutual Shares Securities (AnnuiChoice ™)	11,288	(161,941)	403,797	253,144	6,451	(148,171)	71,676	(3,126)	(73,170)	179,974	1,135,468	1,315,442	555	(13,168)	5,281	(7,332)
Franklin Mutual Shares Securities (AnnuiChoice II ™)	3,017	(59,923)	149,307	92,401	409,357	(28,949)	(16,382)	(953)	363,073	455,474	267,654	723,128	52,206	(4,441)	(2,234)	45,531
Franklin Mutual Shares Securities (GrandMaster flex3 ™)	8,307	(299,807)	776,847	485,347	22,925	(416,408)	39,440	(1,333)	(355,376)	129,971	2,131,801	2,261,772	4,221	(36,448)	3,407	(28,820)
Franklin Mutual Shares Securities (IQ Annuity ™)	4,601	(325,751)	533,764	212,614	45,219	(286,499)	(67,996)	(1,532)	(310,808)	(98,194)	1,140,918	1,042,724	3,718	(25,495)	(6,156)	(27,933)
Franklin Mutual Shares Securities (Pinnacle Plus ™)	2,889	(173,703)	341,528	170,714	9,191	(119,391)	78,222	(1,772)	(33,750)	136,964	795,489	932,453	760	(11,751)	6,600	(4,391)
Franklin Mutual Shares Securities (IQ Advisor Standard ™)	6,365	(35,420)	138,506	109,451	—	(4,659)	(61,013)	—	(65,672)	43,779	442,614	486,393	—	(475)	(5,419)	(5,894)
Franklin Mutual Shares Securities(Grandmaster ™)	112	(706,900)	585,086	(121,702)	578	(126,041)	(1,487,174)	(454)	(1,613,091)	(1,734,793)	2,636,035	901,242	52	(11,556)	(164,488)	(175,992)
Franklin Small Cap Value Securities (AdvantEdge ™)	(336)	6,879	708	7,251	13,480	(1,027)	(5,326)	(48)	7,079	14,330	278	14,608	1,639	(127)	116	1,628
Franklin Small Cap Value Securities (Annuichoice ™)	122	(25,748)	11,585	(14,041)	238	(8,788)	(46,798)	(22)	(55,370)	(69,411)	110,461	41,050	49	(1,346)	(11,974)	(13,271)
Franklin Small Cap Value Securities (Annuichoice II ™)	299	(2,921)	22,857	20,235	17,129	—	(3,878)	(34)	13,217	33,452	56,242	89,694	2,111	—	268	2,379
Franklin Small Cap Value Securities (Grandmaster ™)	135	(1,834)	12,694	10,995	—	(2,582)	2,241	(3)	(344)	10,651	40,551	51,202	—	(396)	334	(62)
Franklin Small Cap Value Securities (Grandmaster flex3 ™)	(28)	(980)	2,024	1,016	—	(915)	12,008	(3)	11,090	12,106	3,156	15,262	—	(121)	1,633	1,512
Franklin Small Cap Value Securities (IQ Advisor Standard ™)	340	1,312	6,043	7,695	—	—	11,784	—	11,784	19,479	16,686	36,165	—	—	1,932	1,932
Franklin Small Cap Value Securities (IQ Annuuity ™)	(90)	(11,918)	22,780	10,772	1,019	(6,402)	(23,250)	(137)	(28,770)	(17,998)	56,971	38,973	175	(1,146)	(3,526)	(4,497)

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Class 2 (continued):
Franklin Small Cap Value Securities (Pinnacle Plus ™)	$(41)	$1,109	$14,161	$15,229	$9,188	$(380)	$(922)	$(298)	$7,588	$22,817	$58,740	$81,557	1,243	(101)	(203)	939
Templeton Foriegn Securities Fund (AdvantEdge ™)	106	(442)	7,312	6,976	31,100	—	(1,497)	(60)	29,543	36,519	14,035	50,554	3,766	(7)	(151)	3,608
Templeton Foriegn Securities Fund (GrandMaster flex3 ™)	12,205	(123,678)	294,555	183,082	11,350	(91,272)	20,627	(1,334)	(60,629)	122,453	613,247	735,700	767	(6,145)	10	(5,368)
Templeton Foriegn Securities Fund (Grandmaster ™)	5,429	(122,668)	213,484	96,245	320	(51,051)	28,505	(132)	(22,358)	73,887	282,015	355,902	27	(3,524)	2,033	(1,464)
Templeton Foriegn Securities Fund (Pinnacle Plus ™)	6,674	(3,348)	129,658	132,984	13,358	(4,259)	(11,421)	(1,048)	(3,370)	129,614	397,761	527,375	939	(424)	(1,058)	(543)
Templeton Foreign Securities Fund (AnnuiChoice ™)	21,786	(191,351)	428,182	258,617	647	(125,841)	(494)	(1,678)	(127,366)	131,251	828,760	960,011	56	(7,911)	(1,401)	(9,256)
Templeton Foreign Securities Fund (AnnuiChoice II ™)	3,444	(40,155)	114,763	78,052	124,284	(1,155)	34,137	(291)	156,975	235,027	167,024	402,051	14,004	(155)	3,749	17,598
Templeton Foriegn Securities Fund (IQ Advisor Standard ™)	714	(288)	8,100	8,526	894	(1,816)	(2)	—	(924)	7,602	23,410	31,012	91	(153)	—	(62)
Templeton Growth Securities (AdvantEdge ™)	601	(2,641)	14,008	11,968	13,624	—	(2,609)	(275)	10,740	22,708	37,240	59,948	1,821	(40)	(322)	1,459
Templeton Growth Securities (AnnuiChoice ™)	9,526	(82,751)	196,358	123,133	6,210	(70,014)	71,680	(2,195)	5,681	128,814	472,533	601,347	509	(6,189)	4,825	(855)
Templeton Growth Securities (AnnuiChoice II ™)	3,883	(29,075)	81,832	56,640	7,530	(183)	(22,546)	(677)	(15,876)	40,764	176,981	217,745	1,314	(113)	(2,611)	(1,410)
Templeton Growth Securities (GrandMaster flex3 ™)	18,383	(224,566)	504,739	298,556	3,739	(300,188)	42,663	(806)	(254,592)	43,964	1,127,246	1,171,210	2,146	(25,986)	2,767	(21,073)
Templeton Growth Securities (Grandmaster ™)	9,111	(169,738)	266,435	105,808	—	(35,137)	(121,498)	(214)	(156,849)	(51,041)	541,639	490,598	—	(3,448)	(11,923)	(15,371)
Templeton Growth Securities (IQ Annuity ™)	12,846	(163,481)	336,818	186,183	25,292	(144,038)	(66,579)	(942)	(186,267)	(84)	779,397	779,313	2,014	(13,241)	(5,564)	(16,791)
Templeton Growth Securities (Pinnacle Plus ™)	7,334	(100,283)	210,537	117,588	—	(77,423)	9,344	(805)	(68,884)	48,704	461,294	509,998	—	(7,490)	673	(6,817)
Templeton Growth Securities (IQ Advisor Standard ™)	5,440	(24,674)	77,737	58,503	—	—	(66,658)	—	(66,658)	(8,155)	187,839	179,684	—	—	(5,799)	(5,799)
Van Kampen LIT Comstock (AdvantEdge ™)	4,399	85	24,081	28,565	336,286	—	14	(48)	336,252	364,817	13,484	378,301	43,022	(6)	2	43,018
Van Kampen LIT Comstock (AnnuiChoice ™)	10,809	(105,707)	168,749	73,851	3,121	(83,470)	(81,867)	(806)	(163,022)	(89,171)	421,843	332,672	279	(7,544)	(8,129)	(15,394)
Van Kampen LIT Comstock (AnnuiChoice II ™)	6,467	(41,860)	87,946	52,553	99,386	(43,202)	16,065	(709)	71,540	124,093	97,964	222,057	15,430	(6,905)	3,092	11,617
Van Kampen LIT Comstock (GrandMaster flex3 ™)	5,407	(18,280)	61,492	48,619	266	(39,692)	1,088	(939)	(39,277)	9,342	225,436	234,778	27	(3,664)	(311)	(3,948)
Van Kampen LIT Comstock (Grandmaster ™)	3,069	(13,091)	34,763	24,741	—	(2,846)	(6,658)	(30)	(9,534)	15,207	109,700	124,907	—	(254)	(836)	(1,090)
Van Kampen LIT Comstock (IQ Annuity ™)	15,631	(77,387)	197,391	135,635	20,333	(85,302)	(14,383)	(483)	(79,835)	55,800	561,390	617,190	2,056	(8,733)	(601)	(7,278)
Van Kampen LIT Comstock (IQ Advisor Standard ™)	925	(490)	3,687	4,122	745	(1,573)	26,324	—	25,496	29,618	13,946	43,564	96	(169)	2,449	2,376
Van Kampen LIT Comstock (Pinnacle Plus ™)	4,388	(12,231)	50,966	43,123	—	(24,531)	21,520	(306)	(3,317)	39,806	152,057	191,863	—	(2,301)	2,290	(11)
Van Kampen LIT Capital Growth (AdvantEdge ™) (May 26)*	(132)	777	4,388	5,033	3,480	(3,534)	11,240	(42)	11,144	16,177	—	16,177	469	(427)	1,731	1,773
Van Kampen LIT Capital Growth (AnnuiChoice ™)	(413)	(1,571)	17,564	15,580	99	(7,148)	83,751	(172)	76,530	92,110	4,402	96,512	14	(602)	7,422	6,834
Van Kampen LIT Capital Growth (AnnuiChoice II ™)	(341)	(76)	14,884	14,467	—	—	30,721	(50)	30,671	45,138	9,009	54,147	—	(6)	3,854	3,848
Van Kampen LIT Capital Growth (GrandMaster flex3 ™)	(170)	(28)	3,225	3,027	—	—	38,513	(7)	38,506	41,533	1,741	43,274	—	(1)	3,218	3,217
Van Kampen LIT Capital Growth (Grandmaster ™)	(85)	(25)	3,169	3,059	—	—	—	(3)	(3)	3,056	4,827	7,883	—	—	(1)	(1)
Van Kampen LIT Capital Growth (IQ Advisor Standard™)	(301)	(4,514)	10,882	6,067	—	(19,342)	77,851	—	58,509	64,576	—	64,576	—	(1,820)	7,728	5,908
Van Kampen LIT Capital Growth (IQ Annuity ™)	(2,302)	(19,569)	93,998	72,127	12,927	(7,882)	99,378	(201)	104,222	176,349	90,200	266,549	1,321	(754)	8,858	9,425
Van Kampen LIT Capital Growth (Pinnacle Plus ™)	(1,168)	(13,668)	53,528	38,692	—	(2,806)	21,576	(39)	18,731	57,423	31,971	89,394	—	(320)	3,683	3,363
Van Kampen UIF Emerging Markets Debt (AdvantEdge ™) (September 30)	(69)	2	221	154	19,338	—	194	(30)	19,502	19,656	—	19,656	1,812	(3)	18	1,827
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)	12,036	(8,421)	42,055	45,670	232	(24,696)	48,695	(230)	24,001	69,671	160,005	229,676	24	(2,569)	4,676	2,131
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)	23,474	(3,302)	44,200	64,372	28,930	(7,235)	221,607	(214)	243,088	307,460	96,674	404,134	3,089	(704)	23,019	25,404
Van Kampen UIF Emerging Markets Debt (Grandmaster ™)	33,416	(19,537)	73,390	87,269	—	(18,177)	338,795	(85)	320,533	407,802	164,692	572,494	—	(1,153)	20,704	19,551
Van Kampen UIF Emerging Markets Debt (GrandMaste flex3 ™)	235,250	(68,374)	368,176	535,052	13,280	(87,577)	3,298,710	(461)	3,223,952	3,759,004	337,821	4,096,825	1,253	(8,908)	343,982	336,327
Van Kampen UIF Emerging Markets Debt (IQ Annuity ™)	31,519	(50,455)	109,992	91,056	9,625	(64,611)	182,800	(443)	127,371	218,427	311,477	529,904	570	(4,216)	10,763	7,117
Van Kampen UIF Emerging Markets Debt (Pinnacle Plus ™)	14,583	(12,685)	51,625	53,523	—	(7,575)	(14,425)	(529)	(22,529)	30,994	224,510	255,504	—	(559)	(1,435)	(1,994)
Van Kampen UIF Emerging Markets Debt (IQ Advisor Standard ™)	588	(382)	1,831	2,037	—	(1,340)	(1)	—	(1,341)	696	8,304	9,000	—	(115)	—	(115)
Van Kampen UIF Emerging Markets Equity (AdvantEdge ™)	(1,159)	(12,332)	52,858	39,367	71,064	(84)	(5,651)	(312)	65,017	104,384	24,438	128,822	12,035	(58)	(715)	11,262
Van Kampen UIF Emerging Markets Equity (AnnuiChoice ™)	(5,137)	(177,783)	428,049	245,129	604	(40,168)	131,989	(921)	91,504	336,633	392,581	729,214	37	(1,588)	3,697	2,146
Van Kampen UIF Emerging Markets Equity (AnnuiChoice II ™)	(1,818)	(68,337)	154,298	84,143	47,598	(1,772)	(8,271)	(286)	37,269	121,412	95,398	216,810	5,610	(204)	(695)	4,711
Van Kampen UIF Emerging Markets Equity (GrandMaster flex3 ™)	(9,334)	(119,791)	429,861	300,736	7,677	(97,437)	(142,257)	(3,183)	(235,200)	65,536	587,244	652,780	267	(3,884)	(7,228)	(10,845)
Van Kampen UIF Emerging Markets Equity (Grandmaster ™)	(3,668)	(290,633)	422,928	128,627	100	(33,818)	(3,912)	(106)	(37,736)	90,891	285,796	376,687	5	(1,317)	(2,017)	(3,329)
Van Kampen UIF Emerging Markets Equity (IQ Annuity ™)	(7,381)	(297,599)	545,102	240,122	43,437	(31,021)	120,511	(1,139)	131,788	371,910	383,408	755,318	1,850	(1,438)	3,252	3,664
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus ™)	(5,910)	(36,586)	223,565	181,069	90	(8,888)	33,190	(510)	23,882	204,951	259,656	464,607	4	(472)	1,607	1,139
Van Kampen UIF Emerging Markets Equity (IQ Advisor Standard ™)	(280)	(729)	12,818	11,809	—	(19,066)	154,824	—	135,758	147,567	2,260	149,827	—	(889)	7,520	6,631
Van Kampen UIF U.S. Mid Cap Value (AdvantEdge ™) (Janaury 9)*	(106)	981	14,718	15,593	39,153	—	(4,745)	(194)	34,214	49,807	—	49,807	6,634	(27)	(639)	5,968
Van Kampen UIF U.S. Mid Cap Value (AnnuiChoice II ™)	(252)	(8,288)	27,455	18,915	50,462	(46)	31,768	(170)	82,014	100,929	15,205	116,134	6,626	(26)	4,732	11,332
Van Kampen UIF U.S. Mid Cap Value (Grandmaster ™)	(66)	490	11,276	11,700	—	(337)	21,009	(3)	20,669	32,369	5,010	37,379	—	(50)	3,693	3,643
Van Kampen UIF U.S. Mid Cap Value (IQ Annuity ™)	(242)	(6,947)	13,732	6,543	—	(6,762)	(723)	(109)	(7,594)	(1,051)	39,405	38,354	—	(1,057)	(820)	(1,877)
Van Kampen UIF U.S. Real Estate (AdvantEdge ™)	—	(168)	4,299	4,131	18,530	(82)	(159)	(64)	18,225	22,356	3,499	25,855	2,798	(21)	(24)	2,753
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)	6,303	(183,217)	259,949	83,035	4,809	(53,518)	51,687	(548)	2,430	85,465	296,186	381,651	1,067	(11,590)	11,332	809

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Class 2 (continued):
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™)	$2,373	$(165,242)	$186,730	$23,861	$18,233	$(77)	$(12,261)	$(148)	$5,747	$29,608	$165,409	$195,017	3,742	(427)	(5,830)	(2,515)
Van Kampen UIF U. S. Real Estate (Pinnacle Plus ™)	2,680	(113,543)	165,977	55,114	3,900	(9,241)	13,925	(346)	8,238	63,352	255,040	318,392	338	(964)	369	(257)
Van Kampen UIF U.S. Real Estate (Grandmaster ™)	2,240	(242,003)	275,642	35,879	490	(43,921)	(42,943)	(153)	(86,527)	(50,648)	228,087	177,439	43	(3,213)	(3,201)	(6,371)
Van Kampen UIF U.S. Real Estate (Grandmaster flex3 ™)	1,062	(241,429)	254,343	13,976	3,985	(19,304)	(132,400)	(124)	(147,843)	(133,867)	279,057	145,190	762	(4,379)	(31,412)	(35,029)
Van Kampen UIF U.S. Real Estate (IQ Annuity ™)	3,315	(92,044)	138,473	49,744	19,431	(55,055)	(18,962)	(523)	(55,109)	(5,365)	289,552	284,187	1,371	(4,128)	(1,981)	(4,738)
Van Kampen UIF U.S. Real Estate (IQ Advisor Standard ™)	3,555	(35,118)	73,356	41,793	—	(2,987)	12,436	—	9,449	51,242	168,625	219,867	—	(287)	613	326
Non-Affiliated Class B:
DWS Small Cap Index (AnnuiChoice ™)	2,288	(51,593)	136,789	87,484	187	(55,505)	(62,383)	(973)	(118,674)	(31,190)	434,859	403,669	22	(6,246)	(5,273)	(11,497)
DWS Small Cap Index (AnnuiChoice II ™)	(59)	1,403	12,309	13,653	—	—	48,589	(86)	48,503	62,156	22,155	84,311	—	(11)	6,642	6,631
DWS Small Cap Index (GrandMaster flex3 ™)	(2)	7,902	14,934	22,834	37	(26,830)	(3,209)	(700)	(30,702)	(7,868)	144,585	136,717	4	(3,128)	(593)	(3,717)
DWS Small Cap Index (Grandmaster ™)	200	(20,863)	36,521	15,858	—	—	(19,052)	(1)	(19,053)	(3,195)	91,207	88,012	—	—	(2,395)	(2,395)
DWS Small Cap Index (IQ3 ™)	1,486	(156,909)	250,033	94,610	11,198	(33,913)	3,497	(556)	(19,774)	74,836	346,402	421,238	1,366	(3,420)	1,212	(842)
DWS Small Cap Index (Pinnacle Plus ™)	(225)	(2,764)	24,889	21,900	—	(898)	11,531	(84)	10,549	32,449	81,590	114,039	—	(98)	1,147	1,049
DWS Small Cap Index (IQ Advisor Standard ™)	133	229	2,988	3,350	745	(1,455)	—	—	(710)	2,640	13,146	15,786	93	(160)	—	(67)
Columbia VIT Mid Cap Value (AdvantEdge ™) (September 9)*	(23)	1	366	344	6,417	—	4,545	(6)	10,956	11,300	—	11,300	513	—	361	874
Columbia VIT Mid Cap Value (AnnuiChoice ™) (August 18)*	(23)	2	887	866	—	—	6,991	(4)	6,987	7,853	—	7,853	—	—	605	605
Columbia VIT Mid Cap Value (AnnuiChoice II ™) (July 7)*	14	43	794	851	4,286	—	1,739	(2)	6,023	6,874	—	6,874	347	—	183	530
Columbia VIT Mid Cap Value (Grandmaster flex3 ™) (July 7)*	4	92	144	240	—	(10)	1,005	—	995	1,235	—	1,235	—	(1)	96	95
Columbia VIT Small Cap Value (AdvantEdge ™) (September 9)*	(31)	1	347	317	6,000	—	1	(6)	5,995	6,312	—	6,312	506	(1)	—	505
Columbia VIT Small Cap Value (AnnuiChoice ™) (August 18)*	(124)	16	3,762	3,654	—	—	58,871	(73)	58,798	62,452	—	62,452	—	(6)	4,983	4,977
Columbia VIT Small Cap Value (AnnuiChoice II ™) (July 20)*	(72)	472	1,417	1,817	25,819	(44)	881	(55)	26,601	28,418	—	28,418	2,204	(8)	71	2,267
Columbia VIT Small Cap Value (Grandmaster flex3 ™) (July 7)*	(74)	131	49	106	—	(11)	26,067	—	26,056	26,162	—	26,162	—	(1)	2,094	2,093
Columbia VIT Small Cap Value (Grandmaster ™) (October 2)*	—	—	11	11	—	—	149	—	149	160	—	160	—	—	13	13
Advisor Class:
Pimco VIT All Asset (AdvantEdge ™) (August 10)*	1,246	4	(598)	652	8,700	—	19,924	(18)	28,606	29,258	—	29,258	911	(2)	2,045	2,954
Pimco VIT All Asset (AnnuiChoice ™)	2,659	(7,740)	11,659	6,578	—	(317)	(18,872)	(21)	(19,210)	(12,632)	62,896	50,264	—	(38)	(2,518)	(2,556)
Pimco VIT All Asset (AnnuiChoice II ™)	4,486	(11,432)	18,262	11,316	32,623	(4,563)	(12,144)	(141)	15,775	27,091	67,386	94,477	3,710	(472)	(1,875)	1,363
Pimco VIT All Asset (Grandmaster ™)	5,246	1,100	7,728	14,074	—	(2,932)	89,269	(19)	86,318	100,392	11,720	112,112	—	(318)	10,266	9,948
Pimco VIT All Asset (GrandMaster flex3 ™)	6,736	(3,807)	29,142	32,071	—	(6,456)	50,659	(73)	44,130	76,201	54,110	130,311	—	(710)	7,388	6,678
Pimco VIT All Asset (IQ Annuity ™)	4,484	(2,290)	13,544	15,738	43,218	(6,214)	25,438	(149)	62,293	78,031	16,029	94,060	5,224	(723)	3,107	7,608
Pimco VIT Commodity Real Return Strategy (AdvantEdge ™)	5,245	(727)	8,817	13,335	58,963	—	(1,562)	(202)	57,199	70,534	6,456	76,990	10,441	(33)	(227)	10,181
Pimco VIT Commodity Real Return Strategy (AnnuiChoice ™)	15,942	(15,199)	47,345	48,088	2,898	(14,661)	51,506	(190)	39,553	87,641	106,025	193,666	504	(2,593)	8,815	6,726
Pimco VIT Commodity Real Return Strategy (AnnuiChoice II ™)	17,618	(81,874)	111,147	46,891	35,396	(1,298)	28,216	(258)	62,056	108,947	110,695	219,642	6,509	(252)	3,356	9,613
Pimco VIT Commodity Real Return Strategy (Grandmaster ™)	6,699	(972)	10,979	16,706	—	(1,471)	61,842	(23)	60,348	77,054	8,513	85,567	—	(275)	11,348	11,073
Pimco VIT Commodity Real Return Strategy (GrandMaster flex3 ™)	22,327	(7,504)	51,419	66,242	1,200	(14,984)	156,128	(35)	142,309	208,551	72,311	280,862	239	(2,416)	29,328	27,151
Pimco VIT Commodity Real Return Strategy (IQ Annuity ™)	88,392	(17,199)	3,182	74,375	48,462	(37,460)	1,043,651	(570)	1,054,083	1,128,458	67,800	1,196,258	10,336	(6,617)	162,126	165,845
Pimco VIT Commodity Real Return Strategy (Pinnacle Plus ™)	9,835	5,738	6,857	22,430	—	(6,460)	100,348	(113)	93,775	116,205	15,249	131,454	—	(1,123)	17,778	16,655
Pimco VIT Low Duration (AnnuiChoice ™)	10,275	5,462	998	16,735	—	(9,954)	241,817	(1,480)	230,383	247,118	28,449	275,567	—	(1,103)	23,467	22,364
Pimco VIT Low Duration (AnnuiChoice II ™)	13,706	8,450	(11,037)	11,119	461,456	—	109,958	(192)	571,222	582,341	14,364	596,705	43,108	(18)	10,485	53,575
Pimco VIT Low Duration (Grandmaster™)	8,504	6,069	1,821	16,394	—	—	248,605	(22)	248,583	264,977	—	264,977	—	(2)	24,464	24,462
Pimco VIT Low Duration (GrandMaster flex3 ™)	5,522	2,038	1,853	9,413	—	(8,192)	92,128	(86)	83,850	93,263	70,608	163,871	—	(834)	8,724	7,890
Pimco VIT Low Duration (IQ Annuity ™)	13,491	6,446	8,137	28,074	3,732	(17,756)	154,040	(172)	139,844	167,918	168,909	336,827	359	(1,709)	15,071	13,721
Pimco VIT Low Duration (Pinnacle Plus ™)	2,834	1,262	2,708	6,804	—	(940)	18,234	(97)	17,197	24,001	42,419	66,420	—	(98)	1,880	1,782
Pimco VIT Real Return (AdvantEdge ™)	793	(30)	1,672	2,435	—	(2,844)	1,637	(15)	(1,222)	1,213	14,345	15,558	—	(279)	169	(110)
Pimco VIT Real Return (AnnuiChoice ™)	27,295	8,802	19,350	55,447	—	(60,864)	416,660	(2,192)	353,604	409,051	116,011	525,062	—	(6,459)	43,638	37,179
Pimco VIT Real Return (AnnuiChoice II ™)	11,964	275	8,805	21,044	92,180	(5,442)	57,170	(144)	143,764	164,808	92,181	256,989	9,038	(530)	5,794	14,302
Pimco VIT Real Return (IQ Annuity ™)	16,033	(30,026)	82,997	69,004	18,387	(29,701)	(449,856)	(701)	(461,871)	(392,867)	632,365	239,498	2,034	(3,224)	(46,680)	(47,870)
Pimco VIT Real Return (Grandmaster ™)	13,267	5,316	17,419	36,002	—	(50,258)	117,753	(37)	67,458	103,460	153,329	256,789	—	(4,856)	12,344	7,488
Pimco VIT Real Return (GrandMaster flex3 ™)	4,623	10,253	(1,043)	13,833	—	(9,236)	(64,890)	(64)	(74,190)	(60,357)	168,024	107,667	—	(956)	(7,521)	(8,477)
Pimco VIT Real Return (Pinnacle Plus ™)	4,284	(1,236)	11,894	14,942	—	(37,449)	16,848	(161)	(20,762)	(5,820)	95,654	89,834	—	(3,766)	1,700	(2,066)
Pimco VIT Total Return (AdvantEdge ™)	16,787	8,186	2,135	27,108	281,949	(162)	125,625	(1,370)	406,042	433,150	155,245	588,395	25,808	(138)	10,775	36,445
Pimco VIT Total Return (AnnuiChoice ™)	75,942	87,696	4,055	167,693	66	(449,842)	627,174	(4,363)	173,035	340,728	1,080,397	1,421,125	10	(43,140)	61,028	17,898
Pimco VIT Total Return (AnnuiChoice II ™)	41,109	32,204	3,948	77,261	797,588	(186,942)	333,256	(2,066)	941,836	1,019,097	172,923	1,192,020	73,126	(17,960)	31,908	87,074
Pimco VIT Total Return (IQ Annuity ™)	44,799	20,392	20,746	85,937	64,387	(317,492)	600,914	(743)	347,066	433,003	837,148	1,270,151	6,272	(30,905)	54,033	29,400

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations:				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Realized gain (loss)	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Advisor Class (continued):
Pimco VIT Total Return (Grandmaster ™)	$114,569	$144,100	$69,141	$327,810	$6,694	$(275,326)	$1,711,761	$(1,168)	$1,441,961	$1,769,771	$261,093	$2,030,864	625	(26,373)	180,154	154,406
Pimco VIT Total Return (GrandMaster flex3 ™)	100,133	65,716	51,779	217,628	4,205	(100,703)	1,808,004	(1,498)	1,710,008	1,927,636	710,161	2,637,797	385	(9,751)	173,557	164,191
Pimco VIT Total Return (Pinnacle Plus ™)	25,279	28,599	9,491	63,369	270	(73,884)	8,795	(1,073)	(65,892)	(2,523)	468,939	466,416	25	(7,022)	1,733	(5,264)
Investor Class:
Rydex VT Multi Hedge Strategies (AdvantEdge ™)	(40)	(76)	(336)	(452)	—	—	2,494	(104)	2,390	1,938	9,890	11,828	—	(13)	315	302
Rydex VT Multi Hedge Strategies (AnnuiChoice ™)	4	(10,829)	8,036	(2,789)	1,983	(47,737)	36,428	(157)	(9,483)	(12,272)	68,582	56,310	251	(6,071)	4,644	(1,176)
Rydex VT Multi Hedge Strategies (AnnuiChoice II ™)	70	(3,218)	2,235	(913)	5,087	—	25,409	(72)	30,424	29,511	36,302	65,813	638	(9)	3,236	3,865
Rydex VT Multi Hedge Strategies (Grandmaster ™)	(56)	(102)	49	(109)	—	—	23,263	(1)	23,262	23,153	1,277	24,430	—	—	2,934	2,934
Rydex VT Multi Hedge Strategies (Grandmaster flex3 ™) (May 29)*	20	1	108	129	—	—	10,908	—	10,908	11,037	—	11,037	—	—	1,400	1,400
Rydex VT Multi Hedge Strategies (IQ Annuity ™)	(103)	(8,328)	6,341	(2,090)	26,491	(15,215)	(758)	(78)	10,440	8,350	51,869	60,219	3,368	(1,950)	(53)	1,365
Rydex VT Multi Hedge Strategies (Pinnacle Plus ™) (May 29)*	11	1	81	93	—	—	8,743	—	8,743	8,836	—	8,836	—	—	1,123	1,123
Rydex VT Alternative Strategies Allocation (AdvantEdge ™) (February 26)*	(519)	2,741	339	2,561	—	(1,131)	9,113	(33)	7,949	10,510	—	10,510	—	(121)	1,191	1,070
Rydex VT Alternative Strategies Allocation (AdvantEdge ™) (April 9)*	(721)	29	1,646	954	83,579	—	45,007	(14)	128,572	129,526	—	129,526	8,519	(1)	4,667	13,185
Rydex VT Alternative Strategies Allocation (AnnuiChoice II ™) (March 25)*	(508)	51	2,393	1,936	53,105	(499)	37,731	(135)	90,202	92,138	—	92,138	5,414	(64)	3,985	9,335
Rydex VT Alternative Strategies Allocation (Grandmaster flex3 ™) (March 31)*	(171)	1,357	250	1,436	—	(956)	20,629	(1)	19,672	21,108	—	21,108	—	(98)	2,241	2,143
Rydex VT Alternative Strategies Allocation (IQ Annuity ™) (February 12)*	(180)	957	11	788	—	(15,747)	16,000	(20)	233	1,021	—	1,021	—	(1,629)	1,733	104
Rydex VT All-Cap Opportunity (AdvantEdge ™)	(147)	(473)	3,268	2,648	14,019	—	5,136	(9)	19,146	21,794	1,988	23,782	1,903	(1)	657	2,559
Rydex VT All-Cap Opportunity (AnnuiChoice ™)	(443)	(32,829)	38,336	5,064	3,994	(2,051)	(51,913)	(21)	(49,991)	(44,927)	82,528	37,601	588	(278)	(8,438)	(8,128)
Rydex VT All-Cap Opportunity (AnnuiChoice II ™)	(124)	(81)	4,142	3,937	3,988	—	12,206	(19)	16,175	20,112	1,887	21,999	621	(3)	1,723	2,341
Rydex VT All-Cap Opportunity (IQ Annuity ™)	(567)	(4,647)	14,439	9,225	4,821	(1,784)	6,032	(129)	8,940	18,165	41,133	59,298	689	(280)	541	950
Rydes VT All-Cap Opportunity (Grandmaster ™) (February 23)	(33)	6	1,090	1,063	—	—	2,524	—	2,524	3,587	—	3,587	—	—	442	442
Rydex VT All-Cap Opportunity (GrandMaster flex3 ™)	(173)	(1,300)	4,214	2,741	—	(2,954)	146	(7)	(2,815)	(74)	11,345	11,271	—	(387)	23	(364)
Rydes VT All-Cap Opportunity (Pinnacle Plus ™)	(217)	(3,435)	7,584	3,932	—	(1,043)	(422)	(10)	(1,475)	2,457	9,761	12,218	—	(171)	171	—
Rydex VT Managed Futures Strategies (AdvantEdge ™) (January 9)*	(538)	(18)	(1,231)	(1,787)	52,223	(80)	8,231	(228)	60,146	58,359	—	58,359	5,631	(34)	901	6,498
Rydex VT Managed Futures Strategies (AnnuiChoice ™) (February 10)*	(307)	(1,291)	(1)	(1,599)	—	(9,449)	11,593	(103)	2,041	442	—	442	—	(1,031)	1,080	49
Rydex VT Managed Futures Strategies (AnnuiChoice II ™) (February 17)*	(271)	(4)	288	13	38,534	—	13,268	(29)	51,773	51,786	—	51,786	4,297	(3)	1,445	5,739
Rydex VT Managed Futures Strategies (Grandmaster flex3 ™) (April 17)*	(135)	4	180	49	—	(72)	13,934	—	13,862	13,911	—	13,911	—	(8)	1,553	1,545
Rydex VT Managed Futures Strategies (IQ Annuity ™)	(8,929)	(20,853)	639	(29,143)	—	(43,394)	115,239	(1,029)	70,816	41,673	24,712	66,385	—	(4,799)	9,581	4,782
Rydex VT Managed Futures Strategies (Pinnacle Plus ™)	(214)	(1,659)	1,082	(791)	—	(1,561)	(7,438)	(7)	(9,006)	(9,797)	21,712	11,915	—	(165)	(791)	(956)

See accompanying notes.

* - 2009 inception date of division.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements

December 31, 2010

1.  Organization and Significant Accounting Policies

Organization and Nature of Operations

Integrity Life Insurance Company (“Integrity”), a wholly-owned subsidiary of The Western and Southern Life Insurance Company (“W&S”), established Separate Account I (the “Separate Account”) on May 19, 1986, for the purpose of issuing flexible premium variable annuity contracts (“Contracts”). The Separate Account is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Separate Account are part of Integrity.

Contract holders may allocate or transfer their account values to one or more of the Separate Account’s investment divisions, or for certain contract holders, to one or more fixed guaranteed rate options of Integrity’s Separate Account Guaranteed Principal Option (“GPO”). Options in the Separate Account GPO include fixed guaranteed rate options over various maturity periods that are subject to a market value adjustment (“MVA”) and a Systematic Transfer Option (“STO”), which accumulates interest at a fixed rate without an MVA. All STO contributions must be transferred to other investment divisions or to a guaranteed rate option within either six months or one year of the contribution. In addition, certain contract holders may also allocate or transfer their account values to options held in Integrity’s general account. Such options include a guaranteed interest division or quarterly rate option.

The Separate Account investment divisions are invested in shares of corresponding investment portfolios (“Funds”) of the following investment companies: the Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V (collectively the “Fidelity VIP Funds”); Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton Funds”), J.P. Morgan Series Trust II (“JPMorgan Funds”); DWS Investments VIT Funds (“DWS Funds”); Touchstone Variable Series Trust (“Touchstone Funds”); Van Kampen Universal Institutional Funds Portfolios (“Van Kampen UIF Funds”); Invesco Van Kampen Life Variable Insuarnce (“Invesco Van Kampen VI Funds”); Columbia Management (“Columbia VIT Funds”); PIMCO Variable Insurance Trust (“PIMCO Funds”), and the Rydex/SGI Variable Trust (“Rydex/SGI Funds”). The Fidelity VIP Funds are “series” type mutual funds managed by Fidelity Management and Research Company. The investment advisers of the Franklin Templeton Funds are various affiliates of Franklin Resources, Inc., doing business as Franklin Templeton Investments, including Franklin Advisers, Inc., Franklin Mutual Advisers, LLC, Advisory Services, LLC, Templeton Investment Counsel, LLC, and Templeton Global Advisors

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

1.  Organization and Significant Accounting Policies (continued)

Limited. J.P. Morgan Investment Management, Inc., is the investment adviser to the JPMorgan Funds. The investment adviser for the DWS Funds is Deutsche Asset Management, Inc. The Touchstone Funds are managed by Touchstone Advisors, Inc. The Van Kampen UIF Funds are managed by Morgan Stanley Investment Management, Inc. Invesco Investment Services manages the Invesco Van Kampen VI Portfolios. The Columbia VIT Funds are managed by Columbia Management. The PIMCO Funds are managed by the Pacific Investment Management Company LLC. The Rydex/SGI Funds are managed by Rydex/SGI Investments.

The contract holder’s account value in a Separate Account division will vary depending on the performance of the corresponding portfolio, also referred to as underlying fund. The Separate Account currently has 435 investment divisions available. The investment objective of each division and its corresponding portfolio are the same. Refer to each portfolio’s prospectus for a description of investment objectives.

Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company’s other assets and liabilities. The portion of the Separate Account’s assets applicable to contract holders’ accounts is not chargeable with liabilities arising out of any other business the Company may conduct

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles for separate accounts formed as unit investment trusts.

Investments

Investments in shares of the Funds are valued at fair value as determined by the closing net asset value per share on December 31, 2010. The difference between cost and fair value is reflected as unrealized appreciation or depreciation of investments.

Share transactions are recorded on the trade date. Realized gains and losses on sales of the Funds’ shares are determined based on the identified cost basis.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

1.  Organization and Significant Accounting Policies (continued)

Capital gain distributions are included in the realized gain distributions line on the Statement of Operations. Dividends are included in the reinvested dividends line on the Statement of Operations. Dividends and capital gain distributions are recorded on the ex-dividend date. Dividends and capital gain distributions from the Funds’ portfolios are reinvested in the respective portfolios and are reflected in the unit values of the divisions of the Separate Account.

The Separate Account’s investments are held at fair value. Fair value is the price that the Separate Account would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. Fair Value is established using a three-level hierarchy based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity’s own assessment regarding the assumptions market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The Separate Account’s investments are assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 - inputs to the valuation methodology are quoted prices in active markets.

Level 2 - inputs to the valuation methodology are observable, directly or indirectly.

Level 3 - inputs to the valuation methodology are unobservable and reflect assumptions on the part of the reporting entity.

The Separate Account’s investments are valued as Level 1.

Unit Value

Unit values for the Separate Account divisions are computed at the end of each business day. The unit value is equal to the unit value for the preceding business day multiplied by a net investment factor. This net investment factor is determined based on the value of the underlying mutual fund portfolios of the Separate Account, reinvested dividends and capital gains, and the daily asset charge for the mortality and expense risk and certain administrative charges, as applicable.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

1.  Organization and Significant Accounting Policies (continued)

Taxes

Operations of the Separate Account are included in the income tax return of Integrity, which is taxed as a life insurance company under the Internal Revenue Code (“IRC”). The Separate Account is not taxed as a regulated investment company under Subchapter M of the IRC. Under the provisions of the policies, Integrity has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax since, under current tax law, Integrity pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Integrity retains the right to charge for any federal income tax incurred, which is attributable to the Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the Separate Account may also be made.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the Balance Sheet date. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. Management has evaluated subsequent events through the issuance of these financial statements and determined that no additional disclosures are required.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments

The aggregate cost of portfolio shares purchased and proceeds from portfolio shares sold during the period ended December 31, 2010 (refer to the Statement of Changes in Net Assets for the applicable period ended December 31, 2010) and the cost of shares held at December 31, 2010, for each division, were as follows:

Division	Purchases	Sales	Cost
Affiliated:
Touchstone Aggressive ETF (AdvantEdge ™)	$39,284	$2,856	$69,892
Touchstone Aggressive ETF (AnnuiChoice ™)	767,476	539,326	981,107
Touchstone Aggressive ETF (AnnuiChoice II ™)	234,746	82,427	684,521
Touchstone Aggressive ETF (GrandMaster flex3 ™)	2,421,562	1,770,214	2,853,676
Touchstone Aggressive ETF (Grandmaster ™)	43,225	169,074	61,516
Touchstone Aggressive ETF (IQ Annuity ™)	355,129	394,064	3,588,715
Touchstone Aggressive ETF (IQ Advisor Standard ™)	5,150	4,726	11,096
Touchstone Aggressive ETF (Pinnacle Plus ™)	6,255	23,664	225,819
Touchstone Baron Small Cap Growth (AdvantEdge ™)	207,925	37,057	352,457
Touchstone Baron Small Cap Growth (AnnuiChoice II ™)	52,867	88,027	149,126
Touchstone Baron Small Cap Growth (AnnuiChoice ™)	90,784	280,194	714,166
Touchstone Baron Small Cap Growth (GrandMaster flex3 ™)	54,403	407,050	454,427
Touchstone Baron Small Cap Growth (Grandmaster ™)	60,315	115,357	698,076
Touchstone Baron Small Cap Growth (IQ Advisor Enhanced ™)	(1)	44	5,837
Touchstone Baron Small Cap Growth (IQ Advisor Standard ™)	129,356	163,994	228,485
Touchstone Baron Small Cap Growth (IQ Annuity ™)	696,035	768,726	2,632,417
Touchstone Baron Small Cap Growth (Pinnacle Plus ™)	140,020	87,441	486,664
Touchstone Conservative ETF (AdavatEdge ™)	161,458	49,800	306,245
Touchstone Conservative ETF (AnnuiChoice ™)	56,289	37,418	754,545
Touchstone Conservative ETF (AnnuiChoice II ™)	639,419	192,332	1,145,255
Touchstone Conservative ETF (GrandMaster flex3 ™)	451,359	115,973	670,718
Touchstone Conservative ETF (Grandmaster ™)	44,689	58,428	668,247
Touchstone Conservative ETF (IQ Advisor Standard ™)	5,789	6,982	124,971
Touchstone Conservative ETF (IQ Annuity ™)	152,620	387,172	1,070,361
Touchstone Conservative ETF (Pinnacle Plus ™)	14,248	86,858	83,025
Touchstone Core Bond (AdvantEdge ™)	55,583	36,954	80,703
Touchstone Core Bond (AnnuiChoice ™)	209,712	655,905	556,611
Touchstone Core Bond (AnnuiChoice II ™)	146,540	18,435	268,804
Touchstone Core Bond (GrandMaster flex3 ™)	85,064	244,531	333,914
Touchstone Core Bond (Grandmaster ™)	63,540	246,242	364,136
Touchstone Core Bond (IQ Annuity ™)	90,811	108,748	518,975
Touchstone Core Bond (Pinnacle Plus ™)	243,284	192,803	380,016
Touchstone Core Bond (IQ Advisor Standard ™)	6,783	89,645	156,275
Touchstone Enhanced ETF (AdvantEdge ™)	32,438	25,070	332,140
Touchstone Enhanced ETF (AnnuiChoice ™)	12,813	33,103	737,602
Touchstone Enhanced ETF (AnnuiChoice II ™)	4,565	3,254	88,550
Touchstone Enhanced ETF (GrandMaster flex3 ™)	97,760	438,957	1,023,608
Touchstone Enhanced ETF (Grandmaster ™)	11,077	112,827	159,360
Touchstone Enhanced ETF (IQ Advisor Enhanced ™)	776	304	45,783
Touchstone Enhanced ETF (IQ Advisor Standard ™)	3,379	990	226,503
Touchstone Enhanced ETF (IQ Annuity ™)	261,815	383,333	4,479,895

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Affiliated (continued):
Touchstone Enhanced ETF (Pinnacle Plus ™)	$10,097	$19,129	$256,058
Touchstone GMAB Aggressive ETF (AnnuiChoice II ™)	2,841	5,875	138,600
Touchstone GMAB Conservative ETF (AnnuiChoice II ™)	5,792	30,055	231,292
Touchstone GMAB Moderate ETF (AnnuiChoice ™)	755	1,847	28,514
Touchstone GMAB Moderate ETF (AnnuiChoice II ™)	512	432	19,319
Touchstone High Yield (AnnuiChoice ™)	89,055	189,088	340,037
Touchstone High Yield (AnnuiChoice II ™)	47,584	5,674	137,815
Touchstone High Yield (GrandMaster flex3 ™)	343,903	360,946	585,745
Touchstone High Yield (Grandmaster ™)	585,370	587,894	211,042
Touchstone High Yield (IQ Annuity ™)	768,268	1,792,932	536,541
Touchstone High Yield (IQ Advisor Standard™)	6,313	135,316	70,562
Touchstone High Yield (Pinnacle Plus ™)	87,051	250,561	339,114
Touchstone High Yield (AdvantEdge ™)	2,914,409	1,921,500	1,221,040
Touchstone Large Cap Core Equity (AdvantEdge ™)	219,897	4,580	226,901
Touchstone Large Cap Core Equity (AnnuiChoice ™)	26,030	250,029	1,016,619
Touchstone Large Cap Core Equity (AnnuiChoice II ™)	47,735	55,877	218,853
Touchstone Large Cap Core Equity (GrandMaster flex3 ™)	61,136	152,437	467,245
Touchstone Large Cap Core Equity (Grandmaster ™)	23,577	216,297	1,060,002
Touchstone Large Cap Core Equity (IQ Advisor Standard ™)	356	1,052	22,332
Touchstone Large Cap Core Equity (IQ Annuity ™)	16,671	235,592	590,497
Touchstone Large Cap Core Equity (Pinnacle Plus ™)	212,768	98,772	640,520
Touchstone Large Cap Core Equity (Pinnacle Plus Reduced M&E ™)	3,149	674	2,474
Touchstone Mid Cap Growth (AdvantEdge ™)	176,575	32,246	165,049
Touchstone Mid Cap Growth (AnnuiChoice ™)	95,524	486,209	1,726,572
Touchstone Mid Cap Growth (AnnuiChoice II ™)	93,331	120,651	1,296,970
Touchstone Mid Cap Growth (GrandMaster flex3 ™)	46,841	276,365	125,000
Touchstone Mid Cap Growth (Grandmaster ™)	2,659	83,165	48,968
Touchstone Mid Cap Growth (IQ Annuity ™)	40,838	158,679	620,929
Touchstone Mid Cap Growth (Pinnacle Plus ™)	405,420	469,615	353,795
Touchstone Mid Cap Growth (Pinnacle Plus Reduced M&E ™)	3,449	769	2,701
Touchstone Mid Cap Growth (IQ Advisor Standard ™)	10	23	2,506
Touchstone Moderate ETF (AdvantEdge ™)	211,810	12,286	575,429
Touchstone Moderate ETF (AnnuiChoice ™)	367,980	399,316	3,527,445
Touchstone Moderate ETF (AnnuiChoice II ™)	415,088	121,083	1,842,925
Touchstone Moderate ETF (GrandMaster flex3 ™)	72,662	1,578,854	2,369,968
Touchstone Moderate ETF (Grandmaster ™)	30,239	35,281	224,616
Touchstone Moderate ETF (IQ Annuity ™)	102,327	293,191	2,288,114
Touchstone Moderate ETF (Pinnacle Plus ™)	23,297	125,521	611,721
Touchstone Moderate ETF (IQ Advisor Enhanced ™)	932	331	40,266
Touchstone Moderate ETF (IQ Advisor Standard ™)	5,283	22,191	104,102
Touchstone Money Market (AdvantEdge ™)	5,167,607	5,114,693	1,408,472
Touchstone Money Market (AnnuiChoice ™)	1,063,399	2,272,942	1,728,734
Touchstone Money Market (AnnuiChoice II ™)	606,797	1,244,393	1,953,389
Touchstone Money Market (Grandmaster ™)	1,761,914	3,511,318	3,950,623
Touchstone Money Market (GrandMaster flex3™)	2,061,788	2,625,824	1,404,894
Touchstone Money Market (IQ Advisor Standard ™)	308,901	552,826	256,906

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Affiliated (continued):
Touchstone Money Market (IQ Annuity ™)	$1,158,332	$1,373,931	$86,719
Touchstone Money Market (IQ3 ™)	3,468,410	4,442,349	3,554,321
Touchstone Money Market (Pinnacle Plus ™)	1,159,198	2,207,628	1,710,518
Touchstone Third Avenue Value (AdvantEdge ™)	156,204	55,990	600,581
Touchstone Third Avenue Value (AnnuiChoice ™)	422,828	984,054	2,922,592
Touchstone Third Avenue Value (AnnuiChoice II ™)	139,820	136,649	1,002,112
Touchstone Third Avenue Value (GrandMaster flex3 ™)	96,136	1,127,771	758,482
Touchstone Third Avenue Value (Grandmaster ™)	77,258	285,068	1,272,900
Touchstone Third Avenue Value (IQ Annuity ™)	352,147	677,119	3,264,823
Touchstone Third Avenue Value (Pinnacle Plus ™)	558,104	603,555	969,676
Touchstone Third Avenue Value (IQ Advisor Enhanced ™)	309	37	7,701
Touchstone Third Avenue Value (IQ Advisor Standard ™)	70,197	56,912	777,724
Non-Affiliated:
JP Morgan IT Mid Cap Value (AnnuiChoice ™)	2,216	26,933	122,911
JP Morgan IT Mid Cap Value (GrandMaster flex3 ™)	4,663	251,715	127,549
JP Morgan IT Mid Cap Value (Grandmaster ™)	735	1,080	45,063
JP Morgan IT Mid Cap Value (IQ3 ™)	1,027	75,861	39,766
JP Morgan IT Mid Cap Value (Pinnacle Plus ™)	2,281	119,356	52,402
Non-Affiliated Intial Class:
Fidelity VIP Equity-Income (Grandmaster ™)	237,728	1,632,357	12,133,614
Fidelity VIP Growth (Grandmaster ™)	66,751	1,003,658	6,148,776
Fidelity VIP High Income (Grandmaster ™)	1,786,729	1,624,831	3,141,600
Fidelity VIP II Asset Manager (Grandmaster ™)	240,549	927,897	7,342,038
Fidelity VIP II Contrafund (Grandmaster ™)	907,001	1,924,731	16,308,551
Fidelity VIP II Index 500 (Grandmaster ™)	187,327	796,132	4,983,725
Fidelity VIP II Index 500 (IQ Annuity ™)	12,836	77,905	243,433
Fidelity VIP II Investment Grade Bond (AnnuiChoice ™)	19,198	77,765	399,218
Fidelity VIP II Investment Grade Bond (AnnuiChoice II ™)	2,252	47,932	46,176
Fidelity VIP II Investment Grade Bond (Grandmaster ™)	173,610	462,537	3,111,143
Fidelity VIP II Investment Grade Bond (Grandmaster flex3 ™)	17,811	196,917	366,797
Fidelity VIP II Investment Grade Bond (IQ Annuity ™)	50,827	73,913	1,053,421
Fidelity VIP II Investment Grade Bond (Pinnacle Plus ™)	5,947	28,573	86,680
Fidelity VIP III Balanced (Grandmaster ™)	1,631,386	260,641	2,157,445
Fidelity VIP Overseas (AnnuiChoice ™)	2,269	28,518	184,413
Fidelity VIP Overseas (AnnuiChoice II ™)	965	8,850	87,826
Fidelity VIP Overseas (Grandmaster ™)	46,392	498,042	3,673,559
Fidelity VIP Overseas (Grandmaster flex3 ™)	443	5,334	14,908
Fidelity VIP Overseas (IQ Annuity ™)	429	17,636	31,737
Fidelity VIP Overseas (Pinnacle Plus ™)	26,183	42,197	77,043
Non-Affiliated Service Class:
Fidelity VIP Equity-Income (IQ Annuity ™)	6,359	38,243	486,754
Fidelity VIP Growth (IQ Annuity ™)	1,668	27,982	221,980
Fidelity VIP High Income (IQ Annuity ™)	1,216,935	1,421,152	812,503
Fidelity VIP II Asset Manager (IQ Annuity ™)	8,468	19,560	96,542
Fidelity VIP II Contrafund (IQ Annuity ™)	109,908	109,714	841,378
Fidelity VIP III Balanced (IQ Annuity ™)	87,069	68,946	124,399

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Service Class (continued):
Fidelity VIP III Mid Cap (Grandmaster ™)	$9,330	$449,288	$1,498,799
Fidelity VIP III Mid Cap (IQ Annuity ™)	6,127	144,302	955,062
Fidelity VIP Overseas (IQ Annuity ™)	597	15,858	53,956
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (AdvantEdge ™)	39,046	47,285	78,985
Fidelity VIP Asset Manager (AnnuiChoice ™)	6,197	29,366	333,729
Fidelity VIP Asset Manager (AnnuiChoice II ™)	12,353	21,511	45,408
Fidelity VIP Asset Manager (GrandMaster flex3 ™)	3,373	54,358	125,933
Fidelity VIP Asset Manager (IQ3 ™)	17,090	51,434	269,450
Fidelity VIP Asset Manager (Pinnacle Plus ™)	6,946	31,209	84,857
Fidelity VIP Balanced (AdvantEdge ™)	145,671	64,964	165,890
Fidelity VIP Balanced (AnnuiChoice ™)	495,717	249,367	857,556
Fidelity VIP Balanced (AnnuiChoice II ™)	227,843	55,391	309,473
Fidelity VIP Balanced (GrandMaster flex3 ™)	244,276	115,353	471,809
Fidelity VIP Balanced (Grandmaster ™)	160,797	152,970	1,074,499
Fidelity VIP Balanced (IQ3 ™)	462,365	131,731	905,939
Fidelity VIP Balanced (Pinnacle Plus ™)	228,952	324,817	166,736
Fidelity VIP Balanced (IQ Advisor Standard ™)	3,267	3,587	175,592
Fidelity VIP Contrafund (AdvantEdge ™)	1,301,604	77,524	1,517,875
Fidelity VIP Contrafund (AnnuiChoice ™)	623,264	1,050,410	3,098,656
Fidelity VIP Contrafund (AnnuiChoice II ™)	623,446	302,582	1,591,223
Fidelity VIP Contrafund (GrandMaster flex3 ™)	318,127	936,522	1,497,654
Fidelity VIP Contrafund (IQ3 ™)	1,389,394	963,649	5,443,223
Fidelity VIP Contrafund (Pinnacle Plus ™)	845,745	804,720	1,315,482
Fidelity VIP Contrafund (IQ Advisor Standard ™)	260,759	64,747	261,397
Fidelity VIP Disciplined Small Cap (AdvantEdge™)	1	40	1,458
Fidelity VIP Disciplined Small Cap (AnnuiChoice ™)	5,760	51,091	102,391
Fidelity VIP Disciplined Small Cap (AnnuiChoice II ™)	10,843	6,143	22,964
Fidelity VIP Disciplined Small Cap (GrandMaster ™)	36	28,596	37,784
Fidelity VIP Disciplined Small Cap (GrandMaster flex3 ™)	144	6,073	60,693
Fidelity VIP Disciplined Small Cap (IQ Annuity ™)	355	7,388	95,482
Fidelity VIP Disciplined Small Cap (Pinnacle Plus ™)	2,012	6,065	9,800
Fidelity VIP Equity-Income (AdvantEdge ™)	37,763	4,104	55,935
Fidelity VIP Equity-Income (AnnuiChoice ™)	35,537	386,824	1,502,108
Fidelity VIP Equit-Income (AnnuiChoice II ™)	117,828	99,872	376,632
Fidelity VIP Equity-Income (GrandMaster flex3 ™)	7,069	85,178	281,747
Fidelity VIP Equity-Income (IQ3 ™)	68,998	315,887	868,831
Fidelity VIP Equity-Income (Pinnacle Plus ™)	7,380	56,407	240,563
Fidelity VIP Equity-Income (IQ Advisor Standard ™)	321	1,026	23,237
Fidelity Freedom 2010 (Adnavtedge ™)	45,713	29,062	176,840
Fidelity Freedom 2010 (AnnuiChoice ™)	169	205	4,878
Fidelity Freedom 2010 (AnnuiChoice II ™)	109,707	45,753	222,519
Fidelity Freedom 2010 (GrandMaster ™)	5,735	214,926	45,072
Fidelity Freedom 2010 (IQ Annuity ™)	6,036	211,890	137,174
Fidelity Freedom 2010 (Pinnacle Plus ™)	278	121	6,435
Fidelity Freedom 2015 (AdvantEdge ™)	2,327	19,495	66,700

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Service Class 2 (continued):
Fidelity Freedom 2015 (AnnuiChoice ™)	$838	$259	$28,466
Fidelity Freedom 2015 (AnnuiChoice II ™)	6,523	43,591	172,507
Fidelity Freedom 2015 (GrandMaster ™)	650	272	19,120
Fidelity Freedom 2015 (IQ Annuity ™)	3,585	1,697	122,852
Fidelity Freedom 2015 (Pinnacle Plus ™)	76,129	66,990	89,519
Fidelity Freedom 2020 (AdvantEdge ™)	23,873	23,594	172,962
Fidelity Freedom 2020 (AnnuiChoice ™)	1,248	20,507	41,255
Fidelity Freedom 2020 (AnnuiChoice II ™)	72,127	8,412	584,652
Fidelity Freedom 2020 (GrandMaster ™)	4,663	408	30,256
Fidelity Freedom 2020 (IQ Annuity ™)	1,029	557	42,560
Fidelity Freedom 2020 (Pinnacle Plus ™)	443	263	14,220
Fidelity Freedom 2025 (AnnuiChoice II ™)	4,080	2,353	166,565
Fidelity Freedom 2025 (GrandMaster ™)	44	27	1,973
Fidelity Freedom 2025 (Pinnacle Plus ™)	182	114	7,854
Fidelity Freedom 2030 (AdvantEdge ™)	86,021	2,614	83,440
Fidelity Freedom 2030 (AnnuiChoice II ™)	5,646	2,840	242,607
Fidelity Freedom 2030 (IQ Annuity ™)	4,628	393	34,283
Fidelity VIP Growth (AdvantEdge ™)	53,978	18,873	51,719
Fidelity VIP Growth (AnnuiChoice ™)	47,564	108,312	782,104
Fidelity VIP Growth (AnnuiChoice II ™)	52,097	83,617	191,216
Fidelity VIP Growth (GrandMaster ™)	153,367	176,645	568,451
Fidelity VIP Growth (GrandMaster flex3 ™)	76,482	26,231	347,320
Fidelity VIP Growth (IQ3 ™)	25,972	117,542	481,890
Fidelity VIP Growth (Pinnacle Plus ™)	34,071	13,700	139,042
Fidelity VIP Growth (IQ Advisor Standard ™)	13	21	4,421
Fidelity VIP High Income (AdvantEdge ™)	1,716,886	2,725,187	614,083
Fidelity VIP High Income (AnnuiChoice ™)	536,895	1,387,186	536,459
Fidelity VIP High Income (AnnuiChoice II ™)	821,308	560,921	779,725
Fidelity VIP High Income (GrandMaster flex3 ™)	16,157,417	9,544,659	16,487,270
Fidelity VIP High Income (IQ3 ™)	2,612,432	2,740,270	1,878,792
Fidelity VIP High Income (Pinnacle Plus ™)	49,717	9,132	119,436
Fidelity VIP Index 500 (AdvantEdge ™)	380,462	7,973	404,792
Fidelity VIP Index 500 (AnnuiChoice ™)	86,894	304,720	1,041,704
Fidelity VIP Index 500 (IQ3 ™)	164,356	682,765	1,060,893
Fidelity VIP Index 500 (AnnuiChoice II ™)	140,454	43,886	541,593
Fidelity VIP Index 500 (Grandmaster ™)	30,178	491,216	809,692
Fidelity VIP Index 500 (Grandmaster flex3 ™)	57,340	137,636	238,548
Fidelity VIP Index 500 (IQ Advisor Standard ™)	96,051	134,817	288,548
Fidelity VIP Index 500 (Pinnacle Plus ™)	45,591	58,288	282,343
Fidelity VIP Investment Grade Bond (AdvantEdge ™)	819,691	211,965	756,277
Fidelity VIP Investment Grade Bond (AnnuiChoice ™)	367,986	1,125,701	3,148,852
Fidelity VIP Investment Grade Bond (AnnuiChoice II ™)	403,064	196,209	1,058,335
Fidelity VIP Investment Grade Bond (GrandMaster ™)	295,903	563,949	2,215,330
Fidelity VIP Investment Grade Bond (GrandMaster flex3 ™)	64,232	380,815	784,558
Fidelity VIP Investment Grade Bond (IQ3 ™)	246,755	1,150,839	1,826,414
Fidelity VIP Investment Grade Bond (Pinnacle Plus ™)	189,587	325,309	762,777

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Investment Grade Bond (IQ Advisor Standard ™)	$472,050	$433,399	$566,419
Fidelity VIP Mid Cap (AdvantEdge ™)	419,718	175,068	387,742
Fidelity VIP Mid Cap (AnnuiChoice ™)	300,188	715,918	2,148,108
Fidelity VIP Mid Cap (AnnuiChoice II ™)	249,852	146,062	499,697
Fidelity VIP Mid Cap (GrandMaster flex3 ™)	61,479	585,141	623,837
Fidelity VIP Mid Cap (Grandmaster ™)	178,772	331,536	1,297,645
Fidelity VIP Mid Cap (IQ Annuity ™)	573,450	947,368	1,923,815
Fidelity VIP Mid Cap (Pinnacle Plus ™)	162,138	274,529	963,780
Fidelity VIP Mid Cap (IQ Advisor Enhanced ™)	58	102	12,772
Fidelity VIP Mid Cap (IQ Advisor Standard ™)	79,675	96,837	173,282
Fidelity VIP Overseas (AdvantEdge ™)	198,235	37,671	308,681
Fidelity VIP Overseas (AnnuiChoice ™)	93,122	174,194	541,096
Fidelity VIP Overseas (AnnuiChoice II ™)	68,512	130,279	259,183
Fidelity VIP Overseas (GrandMaster ™)	115,659	161,413	974,784
Fidelity VIP Overseas (GrandMaster flex3 ™)	40,605	130,473	275,654
Fidelity VIP Overseas (IQ3 ™)	222,685	275,888	545,684
Fidelity VIP Overseas (Pinnacle Plus ™)	38,902	117,388	208,361
Fidelity VIP Overseas (IQ Advisor Enhanced ™)	213	121	17,301
Fidelity VIP Overseas (IQ Advisor Standard ™)	2,701	35,709	298,456
Non-Affiliated Class 1:
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)	14,628	140,253	110,183
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)	525	7,039	7,486
Van Kampen UIF Emerging Markets Debt (GrandMaster flex3 ™)	3,129	5,127	65,584
Van Kampen UIF Emerging Markets Debt (IQ3 ™)	7,080	27,213	163,904
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)	22,316	109,267	434,001
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™)	1,505	5,223	113,691
Van Kampen UIF U.S. Real Estate (GrandMaster flex3 ™)	2,886	52,683	126,706
Van Kampen UIF U.S. Real Estate (IQ3 ™)	8,942	85,223	476,289
Non-Affiliated Class 2:
Franklin Foreign Securities (IQ Annuity ™)	33,715	349,693	634,061
Franklin Growth and Income Securities (AdvantEdge ™)	1,451	1,346	30,351
Franklin Growth and Income Securities (AnnuiChoice ™)	126,615	327,709	1,741,859
Franklin Growth and Income Securities (AnnuiChoice II ™)	57,551	35,631	110,391
Franklin Growth and Income Securities (GrandMaster flex3 ™)	48,851	171,919	788,526
Franklin Growth and Income Securities (Grandmaster ™)	53,009	102,706	815,160
Franklin Growth and Income Securities (IQ Annuity ™)	220,321	536,946	2,539,028
Franklin Growth and Income Securities (Pinnacle Plus ™)	56,003	166,991	506,776
Franklin Income Securities (AdvantEdge ™)	126,762	36,900	183,177
Franklin Income Securities (AnnuiChoice ™)	409,676	915,703	2,892,930
Franklin Income Securities (AnnuiChoice II ™)	94,854	73,524	936,729
Franklin Income Securities (GrandMaster flex3 ™)	494,443	989,176	3,168,424
Franklin Income Securities (Grandmaster ™)	282,493	450,178	2,359,400
Franklin Income Securities (IQ Annuity ™)	412,473	1,122,962	3,386,933
Franklin Income Securities (Pinnacle Plus ™)	511,966	375,042	1,775,115
Franklin Income Securities (Pinnacle Plus Reduced M&E ™)	7,744	1,661	6,062
Franklin Income Securities (IQ Advisor Enhanced ™)	695	84	11,217

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Class 2 (continued):
Franklin Income Securities (IQ Advisor Standard ™)	$96,302	$6,782	$92,877
Franklin Large Cap Growth Securities (AdvantEdge ™)	393,958	25,105	387,987
Franklin Large Cap Growth Securities (AnnuiChoice ™)	16,927	37,205	220,014
Franklin Large Cap Growth Securities (AnnuiChoice II ™)	110,875	11,439	306,085
Franklin Large Cap Growth Securities (GrandMaster flex3 ™)	1,256	39,384	152,447
Franklin Large Cap Growth Securities (Grandmaster ™)	19,498	591	66,077
Franklin Large Cap Growth Securities (IQ Annuity ™)	6,440	24,236	131,991
Franklin Large Cap Growth Securities (Pinnacle Plus ™)	316,708	147,941	412,742
Franklin Large Cap Growth Securities (IQ Advisor Standard ™)	89	65	8,430
Franklin Mutual Shares Securities (AdvantEdge ™)	814,642	123,897	922,669
Franklin Mutual Shares Securities (AnnuiChoice ™)	75,723	313,344	1,244,046
Franklin Mutual Shares Securities (AnnuiChoice II ™)	279,081	43,029	937,688
Franklin Mutual Shares Securities (GrandMaster flex3 ™)	218,476	864,966	1,801,061
Franklin Mutual Shares Securities (IQ Annuity ™)	21,339	213,338	1,083,281
Franklin Mutual Shares Securities (Pinnacle Plus ™)	102,805	156,289	1,020,386
Franklin Mutual Shares Securities (IQ Advisor Standard ™)	32,642	79,963	496,759
Franklin Mutual Shares Securities(Grandmaster ™)	65,995	263,695	571,197
Franklin Small Cap Value Securities (AdvantEdge ™)	294,523	45,869	261,929
Franklin Small Cap Value Securities (Annuichoice ™)	181,743	105,334	122,196
Franklin Small Cap Value Securities (Annuichoice II ™)	71,649	45,272	111,014
Franklin Small Cap Value Securities (Grandmaster ™)	98,792	28,752	122,918
Franklin Small Cap Value Securities (Grandmaster flex3 ™)	76,292	23,318	67,501
Franklin Small Cap Value Securities (IQ Advisor Standard ™)	295	235	38,404
Franklin Small Cap Value Securities (IQ Annuuity ™)	87,201	48,654	78,526
Franklin Small Cap Value Securities (Pinnacle Plus ™)	76,138	13,775	157,951
Franklin Small Cap Value Securities (Pinnacle Plus Reduced M&E ™)	3,472	818	2,712
Templeton Foriegn Securities Fund (AdvantEdge ™)	297,429	7,312	338,271
Templeton Foriegn Securities Fund (GrandMaster flex3 ™)	71,315	220,143	604,643
Templeton Foriegn Securities Fund (Grandmaster ™)	132,891	120,248	314,413
Templeton Foriegn Securities Fund (Pinnacle Plus ™)	348,324	266,080	587,997
Templeton Foriegn Securities Fund (Pinnacle Plus Reduced M&E ™)	2,131	447	1,668
Templeton Foreign Securities Fund (AnnuiChoice ™)	297,107	403,913	778,578
Templeton Foreign Securities Fund (AnnuiChoice II ™)	61,489	84,816	318,036
Templeton Foriegn Securities Fund (IQ Advisor Standard ™)	558	1,320	38,359
Templeton Growth Securities (AdvantEdge ™)	45,492	13,476	84,558
Templeton Growth Securities (AnnuiChoice ™)	53,994	293,957	348,930
Templeton Growth Securities (AnnuiChoice II ™)	11,531	7,888	252,778
Templeton Growth Securities (GrandMaster flex3 ™)	23,757	435,476	847,422
Templeton Growth Securities (Grandmaster ™)	16,656	172,140	423,733
Templeton Growth Securities (IQ Annuity ™)	36,911	129,913	759,604
Templeton Growth Securities (Pinnacle Plus ™)	23,696	61,604	593,195
Templeton Growth Securities (IQ Advisor Standard ™)	29,320	26,502	157,463
Invesco Van Kampen VI Comstock (AdvantEdge ™)	19,582	23,164	355,381
Invesco Van Kampen VI Comstock (AnnuiChoice ™)	12,997	104,047	280,106
Invesco Van Kampen VI Comstock (AnnuiChoice II ™)	19,325	15,345	185,398
Invesco Van Kampen VI Comstock (GrandMaster flex3 ™)	2,971	97,713	111,360

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Class 2 (continued):
Invesco Van Kampen VI Comstock (Grandmaster ™)	$212	$13,964	$141,425
Invesco Van Kampen VI Comstock (IQ Annuity ™)	35,952	343,124	337,554
Invesco Van Kampen VI Comstock (IQ Advisor Standard ™)	58	1,285	43,892
Invesco Van Kampen VI Comstock (Pinnacle Plus ™)	31,627	71,368	147,778
Invesco Van Kampen VI Capital Growth (AdvantEdge ™)	129	991	11,263
Invesco Van Kampen VI Capital Growth (AnnuiChoice ™)	36,306	103,432	26,655
Invesco Van Kampen VI Capital Growth (AnnuiChoice II ™)	—	5,031	37,813
Invesco Van Kampen VI Capital Growth (GrandMaster flex3 ™)	—	4,010	37,936
Invesco Van Kampen VI Capital Growth (Grandmaster ™)	53,576	133	61,491
Invesco Van Kampen VI Capital Growth (IQ Annuity ™)	67,664	96,232	216,510
Invesco Van Kampen VI Capital Growth (Pinnacle Plus ™)	10,768	54,768	37,324
Invesco Van Kampen VI Mid Cap Value (AdvantEdge ™)	253,774	28,497	271,609
Invesco Van Kampen VI Mid Cap Value (AnnuiChoice ™)	31,519	3,568	27,727
Invesco Van Kampen VI Mid Cap Value (AnnuiChoice II ™)	29,621	14,855	119,945
Invesco Van Kampen VI Mid Cap Value (Grandmaster ™)	19,642	21,365	33,771
Invesco Van Kampen VI Mid Cap Value (Grandmaster flex3 ™)	27,259	54	27,206
Invesco Van Kampen VI Mid Cap Value (IQ Annuity ™)	56,770	18,434	77,366
Invesco Van Kampen VI Mid Cap Value (Pinnacle Plus ™)	3,967	26	3,939
Van Kampen UIF Emerging Markets Debt (AdvantEdge ™)	147,051	3,524	163,165
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)	69,147	55,591	227,335
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)	104,076	281,274	220,545
Van Kampen UIF Emerging Markets Debt (Grandmaster ™)	90,765	482,103	178,752
Van Kampen UIF Emerging Markets Debt (GrandMaste flex3 ™)	990,560	4,848,725	232,173
Van Kampen UIF Emerging Markets Debt (IQ Annuity ™)	187,369	393,655	318,300
Van Kampen UIF Emerging Markets Debt (Pinnacle Plus ™)	109,032	69,785	293,949
Van Kampen UIF Emerging Markets Debt (IQ Advisor Standard ™)	388	57	8,576
Van Kampen UIF Emerging Markets Equity (AdvantEdge ™)	211,776	52,489	274,223
Van Kampen UIF Emerging Markets Equity (AnnuiChoice ™)	131,352	421,609	371,154
Van Kampen UIF Emerging Markets Equity (AnnuiChoice II ™)	188,047	38,589	307,636
Van Kampen UIF Emerging Markets Equity (GrandMaster flex3 ™)	41,416	301,602	274,962
Van Kampen UIF Emerging Markets Equity (Grandmaster ™)	144,924	120,443	375,006
Van Kampen UIF Emerging Markets Equity (IQ Annuity ™)	99,087	345,227	450,678
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus ™)	118,552	171,895	337,993
Van Kampen UIF Emerg. Mrkts. Equity (Pinnacle Plus Reduced M&E ™)	2,053	437	1,607
Van Kampen UIF Emerging Markets Equity (IQ Advisor Standard ™)	86,750	141,231	88,505
Van Kampen UIF U.S. Real Estate (AdvantEdge ™)	176,546	43,106	160,689
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)	139,307	134,746	370,067
Van Kampen UIF U.S. Real Estate (AnnuiChoice II ™)	62,050	55,454	185,561
Van Kampen UIF U. S. Real Estate (Pinnacle Plus ™)	97,634	99,708	343,426
Van Kampen UIF U. S. Real Estate (Pinnacle Plus Reduced M&E ™)	1,088	235	852
Van Kampen UIF U.S. Real Estate (Grandmaster ™)	118,145	75,394	221,787
Van Kampen UIF U.S. Real Estate (Grandmaster flex3 ™)	7,346	54,442	76,851
Van Kampen UIF U.S. Real Estate (IQ Annuity ™)	119,848	130,077	251,459
Van Kampen UIF U.S. Real Estate (IQ Advisor Standard ™)	4,841	5,115	319,701

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Class B:
DWS Small Cap Index (AnnuiChoice ™)	$3,462	$104,507	$392,016
DWS Small Cap Index (AnnuiChoice II ™)	92,638	6,776	167,607
DWS Small Cap Index (GrandMaster flex3 ™)	25,211	69,773	79,163
DWS Small Cap Index (Grandmaster ™)	41,143	29,907	102,905
DWS Small Cap Index (IQ3 ™)	68,862	207,700	260,496
DWS Small Cap Index (Pinnacle Plus ™)	1,575	26,913	84,841
DWS Small Cap Index (IQ Advisor Standard ™)	105	1,078	17,769
Columbia VIT Mid Cap Value (AdvantEdge ™)	73,437	1,244	83,340
Columbia VIT Mid Cap Value (AnnuiChoice ™)	28,257	6,518	29,452
Columbia VIT Mid Cap Value (AnnuiChoice II ™)	367	300	6,235
Columbia VIT Mid Cap Value (Grandmaster flex3 ™)	19,715	11,543	9,326
Columbia VIT Mid Cap Value (Grandmaster ™)	74,495	2,498	71,807
Columbia VIT Mid Cap Value (Pinnacle Plus ™)	142,801	1,130	141,759
Columbia VIT Small Cap Value (AdvantEdge ™)	137,148	18,349	123,997
Columbia VIT Small Cap Value (AnnuiChoice ™)	49,237	33,938	77,029
Columbia VIT Small Cap Value (AnnuiChoice II ™)	16,475	3,638	40,539
Columbia VIT Small Cap Value (Grandmaster flex3 ™)	4,359	5,007	25,471
Columbia VIT Small Cap Value (Grandmaster ™)	9,987	2,411	7,723
Columbia VIT Small Cap Value (Pinnacle Plus ™)	49,097	376	48,762
Advisor Class:
Pimco VIT All Asset (AdvantEdge ™)	76,720	56,855	52,582
Pimco VIT All Asset (AnnuiChoice ™)	67,029	34,426	83,250
Pimco VIT All Asset (AnnuiChoice II ™)	54,644	43,596	103,355
Pimco VIT All Asset (Grandmaster ™)	289,330	62,570	342,309
Pimco VIT All Asset (GrandMaster flex3 ™)	154,306	18,417	248,981
Pimco VIT All Asset (IQ Annuity ™)	84,439	58,201	122,257
Pimco VIT Commodity Real Return Strategy (AdvantEdge ™)	295,124	13,594	355,618
Pimco VIT Commodity Real Return Strategy (AnnuiChoice ™)	77,490	44,824	242,433
Pimco VIT Commodity Real Return Strategy (AnnuiChoice II ™)	73,901	30,389	246,794
Pimco VIT Commodity Real Return Strategy (Grandmaster ™)	124,071	16,608	189,333
Pimco VIT Commodity Real Return Strategy (GrandMaster flex3 ™)	114,211	36,592	337,604
Pimco VIT Commodity Real Return Strategy (IQ Annuity ™)	719,326	906,147	906,490
Pimco VIT Commodity Real Return Strategy (Pinnacle Plus ™)	78,736	46,300	155,950
Pimco VIT Low Duration (AdvantEdge ™)	83,376	25,240	58,340
Pimco VIT Low Duration (AnnuiChoice ™)	237,386	213,124	305,133
Pimco VIT Low Duration (AnnuiChoice II ™)	819,929	608,731	824,314
Pimco VIT Low Duration (Grandmaster™)	1,114,793	1,073,073	326,068
Pimco VIT Low Duration (GrandMaster flex3 ™)	11,150,933	11,184,969	292,123
Pimco VIT Low Duration (IQ Annuity ™)	1,634,616	1,204,257	794,118
Pimco VIT Low Duration (Pinnacle Plus ™)	665,807	602,108	134,372
Pimco VIT Real Return (AdvantEdge ™)	142,236	72,153	87,921
Pimco VIT Real Return (AnnuiChoice ™)	221,922	312,682	450,308
Pimco VIT Real Return (AnnuiChoice II ™)	16,363	63,188	212,791
Pimco VIT Real Return (IQ Annuity ™)	67,147	97,096	208,598
Pimco VIT Real Return (Grandmaster ™)	22,756	113,266	164,656
Pimco VIT Real Return (GrandMaster flex3 ™)	178,778	22,588	263,139

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Advisor Class (continued):
Pimco VIT Real Return (Pinnacle Plus ™)	$297,740	$230,920	$159,620
Pimco VIT Total Return (AdvantEdge ™)	2,711,158	160,642	3,150,642
Pimco VIT Total Return (AnnuiChoice ™)	1,301,137	1,365,582	1,441,159
Pimco VIT Total Return (AnnuiChoice II ™)	572,484	370,743	1,419,875
Pimco VIT Total Return (IQ Annuity ™)	2,389,264	2,205,012	1,575,602
Pimco VIT Total Return (Grandmaster ™)	602,394	600,208	2,012,949
Pimco VIT Total Return (GrandMaster flex3 ™)	3,202,067	5,028,522	1,015,006
Pimco VIT Total Return (Pinnacle Plus ™)	945,242	869,251	566,852
Investor Class:
Rydex SGI VT Multi-Hedge Strategies (AdvantEdge ™)	15,771	565	29,288
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice ™)	5,359	13,061	48,548
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice II ™)	13,859	5,725	74,190
Rydex SGI VT Multi-Hedge Strategies (Grandmaster ™)	1	3,027	21,338
Rydex SGI VT Multi-Hedge Strategies (Grandmaster flex3 ™)	4,777	239	15,471
Rydex SGI VT Multi-Hedge Strategies (IQ Annuity ™)	198	36,393	23,583
Rydex SGI VT Multi-Hedge Strategies (Pinnacle Plus ™)	12,286	344	20,705
Rydex SGI VT Alternative Strategies Allocation (GrandMaster flex3 ™)	24	158	10,042
Rydex SGI VT Alternative Strategies Allocation (AdvantEdge ™)	52,115	45,108	134,007
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice ™)	6,893	797	6,085
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice II ™)	14,359	4,070	100,146
Rydex SGI VT Alternative Strategies Allocation (Grandmaster flex3 ™)	48	715	20,195
Rydex SGI VT Alternative Strategies Allocation (IQ Annuity ™)	4,391	343	5,051
Rydex SGI VT Alternative Strategies Allocation (Pinnacle Plus ™)	496	1	495
Rydex SGI VT U.S. Long Short Momentum (AdvantEdge ™)	1,869	2,930	20,330
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice ™)	270	5,519	32,389
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice II ™)	6,482	599	24,094
Rydex SGI VT U.S. Long Short Momentum (IQ Annuity ™)	1,177	27,837	29,281
Rydex SGI VT U.S. Long Short Momentum (Grandmaster ™)	3,293	3,746	3,289
Rydex SGI VT U.S. Long Short Momentum (GrandMaster flex3 ™)	—	182	13,642
Rydex SGI VT U.S. Long Short Momentum (Pinnacle Plus ™)	1	208	8,676
Rydex SGI VT Managed Futures Strategies (AdvantEdge ™)	171,801	52,110	172,747
Rydex SGI VT Managed Futures Strategies (AnnuiChoice ™)	45,981	35,854	9,685
Rydex SGI VT Managed Futures Strategies (AnnuiChoice II ™)	13,295	3,101	61,453
Rydex SGI VT Managed Futures Strategies (Grandmaster flex3 ™)	3,517	13,302	3,492
Rydex SGI VT Managed Futures Strategies (IQ Annuity ™)	811,119	799,605	54,755
Rydex SGI VT Managed Futures Strategies (Pinnacle Plus ™)	1,239	11,383	1,230

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

3. Expenses

Integrity assumes mortality and expense risks and incurs certain administrative expenses related to the operations of the Separate Account and deducts a charge from the assets of the Separate Account at an annual rate. Nine contracts are currently included in the Separate Account: GrandMaster flex3, IQ the SmartAnnuity (“IQ Annuity”), IQ3 the Smart Annuity (“IQ3”), IQ Advisor (Standard or Enhanced), AnnuiChoice, AnnuiChoice II, Pinnacle Plus, and AdvantEdge. GrandMaster flex3, AnnuiChoice, AnnuiChoice II, Pinnacle Plus, and AdvantEdge have a deferred sales load charge. IQ Annuity, IQ3, has IQ Advisor (Standard or Enhanced) have no sales load charges on their contracts. GrandMaster flex3 charges a mortality and expense risk charge to cover mortality and expense risk and certain administrative expenses of 1.40% and 0.15%, IQ Annuity and IQ3 charge 1.3% and 0.15% of net assets for morality expense risks and administrative expenses, respectively. AnnuiChoice charges 0.85% and 0.15%, AnnuiChoice II charges 1.00% and 0.15%, of net assets. Pinnacle Plus charges an annual rate of 1.52% during the first nine contract years and 1.00% thereafter and 0.15% of net assets, respectively, for mortality and expense risks and administrative expenses. IQ Advisor Standard, an integrated low cost annuity sold by fee based financial planners, charges an annual rate of 0.60% of net assets for mortality and expense risks and administrative expenses. The same contract is available with an optional death benefit referred to as IQ Advisor Enhanced and charges an annual rate of 0.80% of net assets to cover these expenses. AdvantEdge charges an annual rate of 1.60% of net assets for mortality and expense risk and administrative expenses. Guaranteed Minimum Accumulation Benefit (“GMAB”) funds in AnnuiChoice and AnnuiChoice II charge an additional 0.60% of net assets for expenses associated with the GMAB rider. These charges are deducted on a daily basis. For IQ Annuity, IQ3, and AnnuiChoice, an annual administrative charge of $30 per contract is assessed if the participant’s account value is less than $50,000, or less than $75,000 for AnnuiChoice, at the end of any participation year prior to the participant’s retirement date (as defined by the participant’s contract). Pinnacle Plus has an annual administrative charge of $40 per contract, which is assessed if the account value is less than $75,000 at the end of any participation year. AnnuiChoice II has an annual administrative charge of $30 per contract, which is assessed if the account value is less than $75,000 at the end of any contact year. For GrandMaster flex 3 an annual administrative charge of $50 per contract is assessed if the account value is less than $75,000 at the end of any contract year. For AdvantEdge, an annual administrative charge of $50 per contract is assessed if the account value is less than $50,000 at the end of any contract year. IQ Advisor (Standard or Enhanced) does not have an annual administrative charge.

Integrity also deducts an amount quarterly to cover the cost of any additional benefits available under the contracts, if elected. The charge for riders is deducted on a quarterly anniversary day.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights

A summary of net assets, unit values and units outstanding for variable annuity contracts, investment income and expense ratios, excluding expenses of the underlying funds and total returns are presented for the periods ended December 31, 2010, 2009, 2008, 2007, and 2006 (refer to the Statements of Changes in Net Assets for the applicable periods ended December 31, 2010 and 2009).

Investment income ratio amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund net of management fees assessed by the fund manager, divided by the average net assets.  These ratios exclude those expenses, such as mortality and expense risk and administrative charges, that result in direct reductions in the unit values.  The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

Expense ratio amounts represent the annualized contract expenses of the Separate Account, consisting primarily of mortality and expense risk and administrative charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

Total return amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, which includes expenses assessed through the reduction of unit values.  The ratio does not include any expenses assessed through the redemption of units.  Investment options with a date notation indicate the effective date of that investment option in the variable account.  The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated:
Touchstone Aggressive ETF (AdvantEdge ™)
	2010	8	$9.90	$77	2.05%	1.60%	11.38%
	2009	4	8.89	35	5.89%	1.60%	19.80%
Touchstone Aggressive ETF (AnnuiChoice ™)
	2010	88	11.79	1,034	2.47%	1.00%	12.06%
	2009	69	10.52	731	4.58%	1.00%	20.51%
	2008	22	8.73	190	1.93%	1.00%	(29.84)%
	2007	29	12.45	362	1.93%	1.00%	4.08%
	2006	30	11.96	359	1.69%	1.00%	12.39%
Touchstone Aggressive ETF (AnnuiChoice II ™)
	2010	60	14.15	853	1.64%	1.15%	11.89%
	2009	49	12.64	616	2.84%	1.15%	26.43%
Touchstone Aggressive ETF (GrandMaster flex3 ™)
	2010	264	11.40	3,005	2.52%	1.55%	11.43%
	2009	209	10.23	2,141	3.63%	1.55%	19.84%
	2008	151	8.54	1,290	2.22%	1.55%	(30.23)%
	2007	178	12.23	2,178	1.86%	1.55%	3.50%
	2006	167	11.82	1,974	1.30%	1.55%	11.77%
Touchstone Aggressive ETF (Grandmaster ™)
	2010	6	11.54	68	0.75%	1.35%	11.66%
	2009	17	10.34	180	2.27%	1.35%	20.08%
	2008	13	8.61	109	2.42%	1.35%	(30.08)%
	2007	16	12.31	196	1.23%	1.35%	3.72%
	2006	30	11.87	361	1.38%	1.35%	11.99%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Aggressive ETF (IQ Annuity ™)
	2010	296	$11.47	$3,395	1.68%	1.45%	11.55%
	2009	300	10.28	3,089	2.49%	1.45%	19.96%
	2008	302	8.57	2,591	2.33%	1.45%	(30.16)%
	2007	323	12.27	3,966	1.95%	1.45%	3.56%
	2006	328	11.85	3,887	1.41%	1.45%	11.88%
Touchstone Aggressive ETF (Pinnacle Plus ™)
	2010	27	11.31	301	1.62%	1.67%	11.30%
	2009	28	10.17	288	2.75%	1.67%	19.69%
	2008	12	8.49	104	2.45%	1.67%	(30.31)%
	2007	12	12.19	150	2.03%	1.67%	3.37%
	2006	9	11.79	106	1.64%	1.67%	11.63%
Touchstone Aggressive ETF (IQ Advisor Standard ™)
	2010	1	12.74	13	1.57%	0.60%	12.51%
	2009	1	11.32	12	3.35%	0.60%	20.99%
	2007	2	13.28	20	1.97%	0.60%	4.51%
	2006	2	12.71	19	1.18%	0.60%	12.84%
Touchstone Baron Small Cap Growth (Advantedge ™)
	2010	38	11.25	428	0.00%	1.60%	22.93%
	2009	20	9.15	187	0.00%	1.60%	30.84%
	2008	2	6.99	16	0.00%	1.60%	(30.07)%
Touchstone Baron Small Cap Growth (AnnuiChoice ™)
	2010	53	19.51	1,035	0.00%	1.00%	23.68%
	2009	64	15.77	1,010	0.00%	1.00%	31.61%
	2008	81	11.99	971	0.00%	1.00%	(34.31)%
	2007	123	18.25	2,252	0.00%	1.00%	1.70%
	2006	134	17.94	2,398	0.00%	1.00%	17.09%
Touchstone Baron Small Cap Growth (AnnuiChoice II ™)
	2010	17	12.21	206	0.00%	1.15%	23.49%
	2009	20	9.89	202	0.00%	1.15%	31.41%
	2008	15	7.52	110	0.00%	1.15%	(34.41)%
	2007	10	11.47	113	0.00%	1.15%	1.60%
	2006	1	11.29	14	0.00%	1.15%	12.93%
Touchstone Baron Small Cap Growth (GrandMaster flex3 ™)
	2010	36	17.34	633	0.00%	1.55%	22.99%
	2009	58	14.10	817	0.00%	1.55%	30.88%
	2008	59	10.77	635	0.00%	1.55%	(34.68)%
	2007	83	16.49	1,376	0.00%	1.55%	1.17%
	2006	91	16.30	1,476	0.00%	1.55%	16.44%
Touchstone Baron Small Cap Growth (Grandmaster ™)
	2010	62	15.67	973	0.00%	1.35%	23.24%
	2009	66	12.71	836	0.00%	1.35%	31.14%
	2008	17	9.69	166	0.00%	1.35%	(34.54)%
	2007	22	14.81	330	0.00%	1.35%	1.35%
	2006	26	14.61	387	0.00%	1.35%	16.67%

(1)   Results for periods of less than one year have been annualized.

(2)   Results for periods of less than one year have not been annualized.

* -   Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Baron Small Cap Growth (IQ Annuity ™)
	2010	162	$18.76	$3,035	0.00%	1.45%	23.12%
	2009	166	15.24	2,528	0.00%	1.45%	31.01%
	2008	148	11.63	1,724	0.00%	1.45%	(34.61)%
	2007	180	17.79	3,208	0.00%	1.45%	1.24%
	2006	195	17.57	3,427	0.00%	1.45%	16.56%
Touchstone Baron Small Cap Growth (Pinnacle Plus ™)
	2010	30	18.08	543	0.00%	1.67%	22.84%
	2009	26	14.72	387	0.00%	1.67%	30.72%
	2008	21	11.26	241	0.00%	1.67%	(34.76)%
	2007	30	17.26	509	0.00%	1.67%	1.06%
	2006	28	17.08	486	0.00%	1.67%	16.30%
Touchstone Baron Small Cap Growth (IQ Advisor Enhanced ™)
	2010	*—	16.96	6	0.00%	0.80%	23.93%
	2009	*—	13.69	5	0.00%	0.80%	31.87%
	2008	*—	10.38	4	0.00%	0.80%	(34.18)%
	2007	*—	15.77	6	0.00%	0.80%	1.93%
	2006	*—	15.47	6	0.00%	0.80%	17.32%
Touchstone Baron Small Cap Growth (IQ Advisor Standard ™)
	2010	17	17.20	286	0.00%	0.60%	24.18%
	2009	19	13.85	267	0.00%	0.60%	32.14%
	2008	10	10.48	107	0.00%	0.60%	(34.04)%
	2007	14	15.89	216	0.00%	0.60%	2.15%
	2006	11	15.56	175	0.00%	0.60%	17.56%
Touchstone Conservative ETF (AdvantEdge ™)
	2010	30	10.74	325	2.44%	1.60%	7.07%
	2009	19	10.03	194	7.60%	1.60%	10.03%
Touchstone Conservative ETF (AnnuiChoice ™)
	2010	65	12.45	814	2.32%	1.00%	7.72%
	2009	65	11.56	748	3.14%	1.00%	10.67%
	2008	67	10.44	695	2.78%	1.00%	(10.40)%
	2007	77	11.65	894	1.77%	1.00%	4.71%
	2006	88	11.13	976	0.91%	1.00%	7.07%
Touchstone Conservative ETF (AnnuiChoice II ™)
	2010	99	12.14	1,206	2.83%	1.15%	7.56%
	2009	62	11.29	698	6.98%	1.15%	12.90%
Touchstone Conservative ETF (GrandMaster flex3 ™)
	2010	60	12.03	720	2.25%	1.55%	7.12%
	2009	31	11.23	344	3.60%	1.55%	10.06%
	2008	40	10.21	409	1.13%	1.55%	(10.90)%
	2007	162	11.45	1,850	1.59%	1.55%	4.13%
	2006	189	11.00	2,081	1.65%	1.55%	6.48%
Touchstone Conservative ETF (Grandmaster ™)
	2010	56	12.18	684	2.18%	1.35%	7.34%
	2009	58	11.35	654	3.49%	1.35%	10.28%
	2008	53	10.29	542	3.41%	1.35%	(10.72)%
	2007	59	11.53	678	1.42%	1.35%	4.31%
	2006	73	11.05	810	1.47%	1.35%	6.69%

(1)   Results for periods of less than one year have been annualized.

(2)   Results for periods of less than one year have not been annualized.

* -   Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Conservative ETF (IQ Annuity ™)
	2010	94	$12.11	$1,141	2.00%	1.45%	7.23%
	2009	115	11.29	1,299	4.27%	1.45%	10.17%
	2008	98	10.25	1,006	2.69%	1.45%	(10.81)%
	2007	137	11.49	1,573	2.15%	1.45%	4.17%
	2006	85	11.03	939	0.84%	1.45%	6.58%
Touchstone Conservative ETF (Pinnacle Plus ™)
	2010	8	11.94	94	1.37%	1.67%	6.99%
	2009	14	11.16	156	3.64%	1.67%	9.93%
	2008	13	10.15	128	2.17%	1.67%	(11.01)%
	2007	20	11.41	232	2.04%	1.67%	4.02%
	2006	3	10.97	38	1.02%	1.67%	6.35%
Touchstone Conservative ETF (IQ Advisor Standard ™)
	2010	11	13.17	139	2.25%	0.60%	8.15%
	2009	11	12.17	132	3.48%	0.60%	11.12%
	2008	11	10.96	116	3.07%	0.60%	(10.04)%
	2007	11	12.18	129	1.80%	0.60%	5.16%
	2006	11	11.58	122	0.83%	0.60%	7.50%
Touchstone Core Bond (Advantedge ™)
	2010	7	11.45	81	3.43%	1.60%	5.85%
	2009	5	10.82	59	7.69%	1.60%	13.09%
	2008	2	9.57	18	49.09%	1.60%	(4.33)%
Touchstone Core Bond (AnnuiChoice ™)
	2010	39	14.61	576	3.03%	1.00%	6.50%
	2009	72	13.72	988	4.58%	1.00%	13.75%
	2008	95	12.06	1,152	2.84%	1.00%	(4.23)%
	2007	169	12.59	2,129	5.62%	1.00%	4.43%
	2006	142	12.06	1,708	3.99%	1.00%	3.02%
Touchstone Core Bond (AnnuiChoice II ™)
	2010	22	12.23	273	4.44%	1.15%	6.34%
	2009	12	11.50	140	7.85%	1.15%	13.58%
	2008	5	10.12	52	4.37%	1.15%	(4.38)%
	2007	5	10.59	56	10.48%	1.15%	4.22%
	2006	2	10.16	20	28.27%	1.15%	1.58%
Touchstone Core Bond (GrandMaster flex3 ™)
	2010	27	13.20	354	2.78%	1.55%	5.91%
	2009	39	12.46	491	5.01%	1.55%	13.12%
	2008	45	11.02	499	4.01%	1.55%	(4.77)%
	2007	51	11.57	592	4.46%	1.55%	3.77%
	2006	53	11.15	586	3.64%	1.55%	2.45%
Touchstone Core Bond (Grandmaster ™)
	2010	30	12.64	375	3.11%	1.35%	6.12%
	2009	45	11.91	537	5.53%	1.35%	13.35%
	2008	43	10.51	450	4.04%	1.35%	(4.57)%
	2007	11	11.01	118	4.16%	1.35%	4.05%
	2006	8	10.58	88	4.63%	1.35%	2.65%

(1)   Results for periods of less than one year have been annualized.

(2)   Results for periods of less than one year have not been annualized.

* -   Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Core Bond (IQ Annuity ™)
	2010	40	$13.79	$547	3.75%	1.45%	6.01%
	2009	42	13.01	546	4.48%	1.45%	13.23%
	2008	52	11.49	597	3.22%	1.45%	(4.67)%
	2007	81	12.05	978	4.55%	1.45%	3.91%
	2006	58	11.60	675	3.08%	1.45%	2.55%
Touchstone Core Bond (Pinnacle Plus ™)
	2010	32	12.22	395	3.98%	1.67%	5.78%
	2009	29	11.55	333	3.89%	1.67%	12.98%
	2008	60	10.22	614	4.30%	1.67%	(4.88)%
	2007	69	10.75	740	6.53%	1.67%	3.66%
	2006	37	10.37	383	4.60%	1.67%	2.32%
Touchstone Core Bond (IQ Advisor Standard ™)
	2010	13	13.06	164	3.62%	0.60%	6.93%
	2009	20	12.22	240	4.51%	0.60%	14.21%
	2008	26	10.70	275	4.40%	0.60%	(3.85)%
	2007	17	11.12	187	22.81%	0.60%	11.24%
Touchstone Enhanced ETF (Advantedge ™)
	2010	40	9.72	387	2.05%	1.60%	9.72%
	2009	39	8.86	347	5.56%	1.60%	20.25%
	2008	16	7.37	117	28.51%	1.60%	(26.35)%
Touchstone Enhanced ETF (AnnuiChoice ™)
	2010	57	11.76	666	2.00%	1.00%	10.39%
	2009	59	10.65	630	3.52%	1.00%	20.95%
	2008	59	8.81	522	5.89%	1.00%	(32.09)%
	2007	87	12.97	1,127	2.00%	1.00%	3.02%
	2006	20	11.73	235	1.91%	1.00%	25.31%
Touchstone Enhanced ETF (AnnuiChoice II ™)
	2010	8	13.92	113	2.04%	1.15%	10.22%
	2009	8	12.63	102	5.07%	1.15%	26.30%
Touchstone Enhanced ETF (GrandMaster flex3 ™)
	2010	116	11.37	1,314	1.85%	1.55%	9.77%
	2009	148	10.35	1,535	1.95%	1.55%	20.28%
	2008	493	8.61	4,244	5.13%	1.55%	(32.47)%
	2007	777	12.75	9,898	1.71%	1.55%	2.38%
	2006	1,126	12.45	14,019	0.79%	1.55%	13.60%
Touchstone Enhanced ETF (Grandmaster ™)
	2010	18	11.51	207	1.47%	1.35%	10.00%
	2009	28	10.46	289	2.02%	1.35%	20.52%
	2008	86	8.68	746	6.33%	1.35%	(32.33)%
	2007	116	12.83	1,486	2.02%	1.35%	2.62%
	2006	116	12.50	1,452	1.00%	1.35%	13.83%
Touchstone Enhanced ETF (IQ Annuity ™)
	2010	342	11.44	3,915	1.96%	1.45%	9.89%
	2009	355	10.41	3,691	3.02%	1.45%	20.40%
	2008	465	8.64	4,019	6.68%	1.45%	(32.40)%
	2007	487	12.79	6,227	2.04%	1.45%	2.54%
	2006	463	12.47	5,779	0.75%	1.45%	13.72%

(1)   Results for periods of less than one year have been annualized.

(2)   Results for periods of less than one year have not been annualized.

* -   Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Enhanced ETF (Pinnacle Plus ™)
	2010	30	$11.28	$336	2.02%	1.67%	9.64%
	2009	31	10.29	316	4.27%	1.67%	20.13%
	2008	4	8.56	33	2.59%	1.67%	(32.55)%
	2007	20	12.70	252	2.13%	1.67%	2.24%
	2006	15	12.42	182	0.78%	1.67%	13.47%
Touchstone Enhanced ETF (IQ Advisor Enhanced ™)
	2010	3	12.80	41	2.05%	0.80%	10.61%
	2009	3	11.57	37	3.40%	0.80%	21.20%
	2008	3	9.55	31	6.90%	0.80%	(31.95)%
	2007	3	14.03	45	2.01%	0.80%	3.17%
	2006	4	13.60	48	0.72%	0.80%	14.47%
Touchstone Enhanced ETF (IQ Advisor Standard ™)
	2010	14	12.97	179	2.05%	0.60%	10.83%
	2009	14	11.70	162	3.40%	0.60%	21.44%
	2008	14	9.63	135	5.40%	0.60%	(31.82)%
	2007	22	14.13	308	1.28%	0.60%	3.43%
	2006	44	13.66	604	0.78%	0.60%	14.70%
Touchstone GMAB Aggressive ETF (AnnuiChoice II ™)
	2010	13	14.00	185	1.65%	1.15%	11.21%
	2009	13	12.59	170	3.33%	1.15%	25.90%
Touchstone GMAB Conservative ETF (AnnuiChoice II ™)
	2010	22	12.02	265	2.21%	1.15%	6.90%
	2009	24	11.24	273	4.77%	1.15%	12.43%
Touchstone GMAB Moderate ETF (AnnuiChoice ™)
	2010	3	13.12	36	2.18%	1.00%	9.48%
	2009	3	11.99	34	4.71%	1.00%	19.87%
Touchstone GMAB Moderate ETF (AnnuiChoice II™)
	2010	2	13.09	24	2.25%	1.15%	9.31%
	2009	2	11.97	22	4.71%	1.15%	19.74%
Touchstone High Yield (AnnuiChoice ™)
	2010	21	18.26	375	8.29%	1.00%	11.53%
	2009	28	16.37	462	7.68%	1.00%	45.17%
	2008	27	11.28	307	5.65%	1.00%	(24.94)%
	2007	39	15.02	593	7.60%	1.00%	0.76%
	2006	56	14.91	832	7.25%	1.00%	6.82%
Touchstone High Yield (AnnuiChoice II ™)
	2010	12	12.75	158	10.14%	1.15%	11.36%
	2009	10	11.45	114	4.80%	1.15%	44.95%
	2008	44	7.90	344	33.37%	1.15%	(25.06)%
	2007	8	10.54	88	27.28%	1.15%	5.42%
Touchstone High Yield (GrandMaster flex3 ™)
	2010	39	16.73	647	8.37%	1.55%	10.91%
	2009	42	15.09	640	2.84%	1.55%	44.37%
	2008	379	10.45	3,959	34.45%	1.55%	(25.36)%
	2007	71	14.00	989	7.45%	1.55%	0.16%
	2006	90	13.98	1,253	7.49%	1.55%	6.23%

(1)   Results for periods of less than one year have been annualized.

(2)   Results for periods of less than one year have not been annualized.

* -   Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone High Yield (Grandmaster ™)
	2010	14	$13.97	$197	7.64%	1.35%	11.13%
	2009	15	12.57	189	4.11%	1.35%	44.66%
	2008	61	8.69	532	24.06%	1.35%	(25.21)%
	2007	10	11.62	115	4.64%	1.35%	0.43%
	2006	51	11.57	593	9.43%	1.35%	6.45%
Touchstone High Yield (IQ Annuity ™)
	2010	30	17.31	521	3.90%	1.45%	11.02%
	2009	95	15.59	1,484	8.52%	1.45%	44.51%
	2008	57	10.79	614	6.89%	1.45%	(25.29)%
	2007	58	14.44	843	8.25%	1.45%	0.29%
	2006	61	14.40	874	6.79%	1.45%	6.34%
Touchstone High Yield (IQ Advisor Standard ™)
	2010	5	14.63	73	4.80%	0.60%	11.98%
	2009	15	13.07	196	10.65%	0.60%	45.76%
Touchstone High Yield (Pinnacle Plus ™)
	2010	26	14.60	374	7.82%	1.15%	10.77%
	2009	40	13.18	524	7.60%	1.67%	44.19%
	2008	30	9.14	272	6.44%	1.67%	(25.45)%
	2007	29	12.26	358	8.81%	1.67%	0.08%
	2006	27	12.25	335	7.97%	1.67%	6.10%
Touchstone High Yield (AdvantEdge ™)
	2010	92	12.27	1,133	14.04%	1.60%	10.85%
	2009	16	11.07	177	38.45%	1.60%	44.33%
Touchstone Large Cap Core Equity (AdvantEdge ™)
	2010	26	9.37	248	4.14%	1.60%	10.41%
	2009	1	8.49	11	3.89%	1.60%	22.11%
Touchstone Large Cap Core Equity (AnnuiChoice ™)
	2010	103	10.70	1,102	1.74%	1.00%	11.08%
	2009	127	9.63	1,222	1.53%	1.00%	22.82%
	2008	114	7.84	891	1.73%	1.00%	(35.85)%
	2007	19	12.23	229	2.80%	1.00%	4.23%
	2006	20	11.73	235	1.91%	1.00%	25.31%
Touchstone Large Cap Core Equity (AnnuiChoice II ™)
	2010	23	9.95	232	1.82%	1.15%	10.91%
	2009	25	8.97	222	1.64%	1.15%	22.64%
	2008	20	7.31	147	2.26%	1.15%	(35.95)%
	2007	2	11.42	25	2.73%	1.15%	4.07%
	2006	2	10.97	21	15.02%	1.15%	9.67%
Touchstone Large Cap Core Equity (GrandMaster flex3 ™)
	2010	43	11.01	478	1.72%	1.55%	10.46%
	2009	52	9.97	521	1.41%	1.55%	22.14%
	2008	52	8.16	424	1.20%	1.55%	(36.21)%
	2007	104	12.80	1,332	4.09%	1.55%	3.71%
	2006	118	12.34	1,452	3.88%	1.55%	24.62%
Touchstone Large Cap Core Equity (Grandmaster ™)
	2010	112	11.38	1,270	1.78%	1.35%	10.69%
	2009	131	10.28	1,343	2.71%	1.35%	22.39%
	2008	12	8.40	102	2.76%	1.35%	(36.08)%
	2007	*—	13.14	6	1.97%	1.35%	3.87%
	2006	2	12.65	21	3.97%	1.35%	24.87%

(1)   Results for periods of less than one year have been annualized.

(2)   Results for periods of less than one year have not been annualized.

* -   Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Large Cap Core Equity (IQ Annuity ™)
	2010	54	$10.47	$561	1.52%	1.45%	10.57%
	2009	76	9.47	724	1.26%	1.45%	22.27%
	2008	95	7.74	735	1.67%	1.45%	(36.14)%
	2007	49	12.13	600	3.41%	1.45%	3.74%
	2006	28	11.69	327	3.39%	1.45%	24.75%
Touchstone Large Cap Core Equity (IQ Advisor Standard ™)
	2010	2	11.60	20	1.86%	0.60%	11.53%
	2009	2	10.40	19	1.34%	0.60%	23.32%
	2008	2	8.44	16	0.56%	0.60%	(35.59)%
	2007	10	13.10	135	4.42%	0.60%	4.70%
	2006	4	14.37	61	0.00%	0.60%	15.48%
Touchstone Large Cap Core Equity (Pinnacle Plus ™)
	2010	56	12.14	681	2.03%	1.67%	10.33%
	2009	46	11.00	506	1.69%	1.67%	21.99%
	2008	32	9.02	289	2.05%	1.67%	(36.29)%
	2007	11	14.15	153	2.88%	1.67%	3.54%
	2006	11	13.67	151	3.85%	1.67%	24.47%
Touchstone Large Cap Core Equity (Pinnacle Plus Reduced M&E ™) (Nov 10, 2010)
	2010	*—	10.49	2	10.97%	1.15%	4.94%
Touchstone Mid Cap Growth (Advantedge ™)
	2010	16	10.53	173	1.10%	1.60%	19.68%
	2009	2	8.80	21	0.12%	1.60%	36.80%
	2008	2	6.43	12	24.18%	1.60%	(35.66)%
Touchstone Mid Cap Growth (AnnuiChoice ™)
	2010	115	17.81	2,040	0.21%	1.00%	20.41%
	2009	139	14.79	2,054	0.09%	1.00%	37.60%
	2008	178	10.75	1,909	3.56%	1.00%	(40.31)%
	2007	232	18.01	4,179	3.69%	1.00%	13.25%
	2006	198	15.90	3,146	0.00%	1.00%	15.02%
Touchstone Mid Cap Growth (AnnuiChoice II ™)
	2010	105	12.05	1,262	0.23%	1.15%	20.23%
	2009	106	10.03	1,061	0.12%	1.15%	37.39%
	2008	91	7.30	665	3.98%	1.15%	(40.40)%
	2007	70	12.24	859	4.99%	1.15%	13.16%
	2006	8	10.82	85	0.00%	1.15%	8.25%
Touchstone Mid Cap Growth (GrandMaster flex3 ™)
	2010	11	17.38	187	0.17%	1.55%	19.74%
	2009	26	14.52	380	0.10%	1.55%	36.84%
	2008	29	10.61	303	1.73%	1.55%	(40.64)%
	2007	154	17.87	2,760	5.28%	1.55%	12.61%
	2006	121	15.87	1,925	0.00%	1.55%	14.38%
Touchstone Mid Cap Growth (Grandmaster ™)
	2010	5	15.47	79	0.12%	1.35%	19.99%
	2009	10	12.89	133	0.09%	1.35%	37.11%
	2008	12	9.40	116	3.13%	1.35%	(40.52)%
	2007	24	15.81	381	4.47%	1.35%	12.84%
	2006	7	14.01	100	0.00%	1.35%	14.61%

(1)   Results for periods of less than one year have been annualized.

(2)   Results for periods of less than one year have not been annualized.

* -   Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Mid Cap Growth (IQ Annuity ™)
	2010	40	$17.73	$715	0.22%	1.45%	19.86%
	2009	47	14.79	700	0.10%	1.45%	36.97%
	2008	69	10.80	743	2.99%	1.45%	(40.58)%
	2007	157	18.18	2,846	4.74%	1.45%	12.76%
	2006	52	16.12	843	0.00%	1.45%	14.50%
Touchstone Mid Cap Growth (Pinnacle Plus ™)
	2010	23	18.00	414	0.19%	1.67%	19.60%
	2009	28	15.05	427	0.11%	1.67%	36.67%
	2008	21	11.01	232	3.39%	1.67%	(40.71)%
	2007	31	18.57	585	4.44%	1.67%	12.50%
	2006	13	16.51	207	0.00%	1.67%	14.24%
Touchstone Mid Cap Growth (Pinnacle Plus Reduced M&E ™) (Nov 10, 2010)
	2010	*—	10.83	3	1.35%	1.15%	8.33%
Touchstone Mid Cap Growth (IQ Advisor Standard ™)
	2010	*—	16.36	4	0.23%	0.60%	20.90%
	2009	*—	13.54	4	0.02%	0.60%	38.16%
	2008	5	9.80	53	3.11%	0.60%	(40.06)%
	2007	7	16.35	114	4.54%	0.60%	13.76%
	2006	4	14.37	61	0.00%	0.60%	15.48%
Touchstone Moderate ETF (Advantedge ™)
	2010	58	10.36	605	2.79%	1.60%	9.48%
	2009	38	9.46	363	6.97%	1.60%	15.59%
	2008	17	8.19	138	4.04%	1.60%	(18.13)%
Touchstone Moderate ETF (AnnuiChoice ™)
	2010	306	12.20	3,736	2.17%	1.00%	10.14%
	2009	313	11.08	3,464	3.07%	1.00%	16.27%
	2008	366	9.53	3,484	1.76%	1.00%	(21.14)%
	2007	301	12.08	3,640	1.43%	1.00%	4.22%
	2006	318	11.59	3,691	1.09%	1.00%	9.87%
Touchstone Moderate ETF (AnnuiChoice II ™)
	2010	208	10.29	2,145	2.36%	1.15%	9.98%
	2009	180	9.36	1,682	6.02%	1.15%	16.10%
	2008	6	8.06	45	2.59%	1.15%	(19.38)%
Touchstone Moderate ETF (GrandMaster flex3 ™)
	2010	226	11.79	2,667	1.84%	1.55%	9.53%
	2009	366	10.76	3,936	2.94%	1.55%	15.63%
	2008	449	9.31	4,181	1.53%	1.55%	(21.58)%
	2007	555	11.87	6,591	1.42%	1.55%	3.59%
	2006	532	11.46	6,094	1.68%	1.55%	9.26%
Touchstone Moderate ETF (Grandmaster ™)
	2010	21	11.94	246	2.08%	1.35%	9.75%
	2009	21	10.88	230	2.02%	1.35%	15.86%
	2008	39	9.39	370	1.23%	1.35%	(21.42)%
	2007	55	11.95	653	1.45%	1.35%	3.80%
	2006	66	11.51	761	1.20%	1.35%	9.48%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Moderate ETF (IQ Annuity ™)
	2010	198	$11.86	$2,346	2.13%	1.45%	9.64%
	2009	216	10.82	2,340	3.26%	1.45%	15.74%
	2008	236	9.35	2,205	1.57%	1.45%	(21.50)%
	2007	252	11.91	3,001	1.58%	1.45%	3.74%
	2006	224	11.48	2,567	1.08%	1.45%	9.37%
Touchstone Moderate ETF (Pinnacle Plus ™)
	2010	65	11.70	765	2.07%	1.67%	9.40%
	2009	75	10.70	799	3.63%	1.67%	15.49%
	2008	43	9.26	403	1.99%	1.67%	(21.68)%
	2007	23	11.83	267	1.42%	1.67%	3.47%
	2006	23	11.43	260	1.05%	1.67%	9.13%
Touchstone Moderate ETF (IQ Advisor Enhanced ™)
	2010	3	12.89	44	2.26%	0.80%	10.36%
	2009	3	11.68	40	3.41%	0.80%	16.51%
	2008	3	10.03	34	1.70%	0.80%	(20.98)%
	2007	4	12.69	52	1.47%	0.80%	4.37%
	2006	4	12.16	49	0.83%	0.80%	10.09%
Touchstone Moderate ETF (IQ Advisor Standard ™)
	2010	9	13.06	120	1.99%	0.60%	10.59%
	2009	11	11.81	126	3.55%	0.60%	16.74%
	2008	9	10.12	94	1.77%	0.60%	(20.82)%
	2007	10	12.78	123	1.47%	0.60%	4.59%
	2006	10	12.22	118	1.04%	0.60%	10.31%
Touchstone Money Market (Advantedge ™)
	2010	142	9.90	1,408	0.21%	1.60%	(1.42)%
	2009	135	10.04	1,356	0.55%	1.60%	(0.71)%
	2008	19	10.11	191	2.53%	1.60%	1.12%
Touchstone Money Market (AnnuiChoice ™)
	2010	152	11.37	1,729	0.16%	1.00%	(0.82)%
	2009	256	11.47	2,938	0.65%	1.00%	(0.12)%
	2008	5	11.48	61	2.93%	1.00%	1.96%
	2007	5	11.26	60	5.05%	1.00%	4.08%
	2006	7	10.82	72	4.79%	1.00%	3.89%
Touchstone Money Market (AnnuiChoice II ™)
	2010	198	9.86	1,953	0.17%	1.15%	(0.97)%
	2009	260	9.96	2,591	0.54%	1.15%	(0.42)%
Touchstone Money Market (Grandmaster ™)
	2010	363	10.89	3,951	0.16%	1.35%	(1.17)%
	2009	517	11.02	5,700	0.97%	1.35%	(0.48)%
	2008	821	11.07	9,087	2.91%	1.35%	1.60%
	2007	602	10.90	6,562	5.03%	1.35%	3.76%
	2006	568	10.50	5,963	4.83%	1.35%	3.52%
Touchstone Money Market (Grandmaster flex3 ™)
	2010	131	10.70	1,405	0.14%	1.55%	(1.37)%
	2009	182	10.84	1,969	0.67%	1.55%	(0.68)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Money Market (IQ Advisor Standard ™)
	2010	26	$9.95	$257	0.15%	0.60%	(0.42)%
	2009	50	10.00	501	0.60%	0.60%	(0.04)%
Touchstone Money Market (IQ Annuity ™)
	2010	8	10.86	87	0.05%	1.45%	(1.27)%
	2009	27	11.00	302	0.95%	1.45%	(0.58)%
	2008	59	11.07	649	2.95%	1.45%	1.49%
	2007	53	10.90	581	5.03%	1.45%	3.65%
	2006	43	10.52	453	4.89%	1.45%	3.42%
Touchstone Money Market (IQ3 ™)
	2010	327	10.86	3,554	0.17%	1.45%	(1.27)%
	2009	412	11.00	4,528	0.59%	1.45%	10.02%
	2008	10	11.07	105	2.93%	1.45%	1.49%
	2007	10	10.90	106	5.04%	1.45%	3.65%
	2006	13	10.52	136	4.83%	1.45%	3.42%
Touchstone Money Market (Pinnacle Plus ™)
	2010	175	9.77	1,711	0.17%	1.67%	(1.49)%
	2009	278	9.92	2,759	0.58%	1.67%	(0.78)%
Touchstone Third Avenue Value (Adavantedge ™)
	2010	70	9.77	684	7.15%	1.60%	18.28%
	2009	62	8.26	513	6.33%	1.60%	29.31%
	2008	3	6.39	19	4.48%	1.60%	(36.12)%
Touchstone Third Avenue Value (AnnuiChoice ™)
	2010	162	18.71	3,039	5.99%	1.00%	19.00%
	2009	206	15.72	3,245	1.80%	1.00%	30.07%
	2008	300	12.09	3,624	1.55%	1.00%	(39.12)%
	2007	452	19.86	8,972	0.73%	1.00%	(2.76)%
	2006	406	20.42	8,302	1.11%	1.00%	14.72%
Touchstone Third Avenue Value (AnnuiChoice II ™)
	2010	101	9.97	1,008	6.41%	1.15%	18.82%
	2009	107	8.39	895	2.45%	1.15%	29.88%
	2008	81	6.46	526	2.25%	1.15%	(39.21)%
	2007	54	10.63	578	1.20%	1.15%	(2.93)%
	2006	4	10.95	41	5.52%	1.15%	9.49%
Touchstone Third Avenue Value (GrandMaster flex3 ™)
	2010	63	15.41	972	3.85%	1.55%	18.34%
	2009	141	13.02	1,832	1.88%	1.55%	29.35%
	2008	236	10.07	2,375	1.83%	1.55%	(39.46)%
	2007	319	16.63	5,296	0.77%	1.55%	(3.33)%
	2006	327	17.20	5,630	1.26%	1.55%	14.09%
Touchstone Third Avenue Value (Grandmaster ™)
	2010	78	14.54	1,137	6.05%	1.35%	18.58%
	2009	99	12.27	1,214	2.06%	1.35%	29.61%
	2008	119	9.46	1,130	1.69%	1.35%	(39.34)%
	2007	163	15.60	2,546	0.75%	1.35%	(3.11)%
	2006	123	16.10	1,984	1.03%	1.35%	14.32%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Third Avenue Value (IQ Annuity ™)
	2010	175	$16.39	$2,876	6.19%	1.45%	18.46%
	2009	208	13.83	2,872	2.03%	1.45%	29.48%
	2008	248	10.68	2,645	1.62%	1.45%	(39.40)%
	2007	372	17.63	6,551	0.69%	1.45%	(3.20)%
	2006	442	18.21	8,050	0.98%	1.45%	14.20%
Touchstone Third Avenue Value (Pinnacle Plus ™)
	2010	66	17.38	1,149	6.21%	1.67%	18.20%
	2009	73	14.71	1,074	2.13%	1.67%	29.19%
	2008	68	11.38	775	1.62%	1.67%	(39.53)%
	2007	95	18.83	1,797	0.73%	1.67%	(3.45)%
	2006	83	19.50	1,618	1.14%	1.67%	13.95%
Touchstone Third Avenue Value (IQ Advisor Enhanced ™)
	2010	*—	14.70	5	6.72%	0.80%	19.24%
	2009	*—	12.33	4	2.16%	0.80%	30.34%
	2008	*—	9.46	3	1.94%	0.80%	(39.00)%
	2007	*—	15.50	6	1.07%	0.80%	55.04%
Touchstone Third Avenue Value (IQ Advisor Standard ™)
	2010	47	14.91	703	6.52%	0.60%	19.48%
	2009	49	12.48	611	2.01%	0.60%	30.60%
	2008	52	9.55	499	2.60%	0.60%	(38.87)%
	2007	32	15.63	498	1.75%	0.60%	(2.39)%
	2006	10	16.01	163	1.20%	0.60%	15.18%
Non-Affiliated:
JP Morgan IT Mid Cap Value (AnnuiChoice ™)
	2010	12	16.10	194	1.20%	1.00%	22.22%
	2009	14	13.17	183	0.00%	1.00%	31.71%
JP Morgan IT Mid Cap Value (GrandMaster flex3 ™)
	2010	13	15.95	200	1.34%	1.55%	21.54%
	2009	29	13.12	382	0.00%	1.55%	31.20%
JP Morgan IT Mid Cap Value (Grandmaster ™)
	2010	4	16.00	71	1.17%	1.35%	21.79%
	2009	4	13.14	59	0.00%	1.35%	31.38%
JP Morgan IT Mid Cap Value (IQ3 ™)
	2010	4	15.97	63	1.14%	1.45%	21.67%
	2009	9	13.13	118	0.00%	1.45%	31.29%
JP Morgan IT Mid Cap Value (Pinnacle Plus ™)
	2010	5	15.91	82	1.92%	1.67%	21.40%
	2009	14	13.11	182	0.00%	1.67%	31.09%
Non-Affiliated Initial Class:
Fidelity VIP Equity-Income (Grandmaster ™)
	2010	212	47.90	10,150	1.75%	1.35%	13.60%
	2009	245	42.17	10,341	2.18%	1.35%	28.45%
	2008	315	32.83	10,352	2.24%	1.35%	(43.43)%
	2007	410	58.03	23,768	2.19%	1.35%	0.15%
	2006	499	57.94	28,918	4.79%	1.35%	18.58%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Initial Class (continued):
Fidelity VIP Growth (Grandmaster ™)
	2010	130	$56.53	$7,373	0.60%	1.35%	22.50%
	2009	149	46.14	6,864	0.52%	1.35%	26.56%
	2008	172	36.46	6,284	0.74%	1.35%	(47.88)%
	2007	217	69.96	15,151	0.96%	1.35%	25.24%
	2006	301	55.86	16,805	0.43%	1.35%	5.41%
Fidelity VIP High Income (Grandmaster ™)
	2010	160	21.35	3,413	8.84%	1.35%	12.29%
	2009	165	19.01	3,144	8.44%	1.35%	42.02%
	2008	152	13.39	2,039	7.01%	1.35%	(26.00)%
	2007	222	18.09	4,022	8.11%	1.35%	1.40%
	2006	268	17.84	4,775	6.83%	1.35%	9.74%
Fidelity VIP II Asset Manager (Grandmaster ™)
	2010	192	39.17	7,530	2.18%	1.35%	12.72%
	2009	213	34.75	7,409	2.54%	1.35%	27.37%
	2008	245	27.28	6,672	8.48%	1.35%	(29.68)%
	2007	318	38.80	12,332	5.87%	1.35%	13.95%
	2006	379	34.05	12,892	2.94%	1.35%	5.87%
Fidelity VIP II Contrafund (Grandmaster ™)
	2010	311	41.44	12,890	1.28%	1.35%	15.64%
	2009	339	35.84	12,148	1.37%	1.35%	33.88%
	2008	464	26.77	12,411	0.99%	1.35%	(43.29)%
	2007	579	47.21	27,333	5.18%	1.35%	16.01%
	2006	714	40.69	29,048	1.26%	1.35%	10.21%
Fidelity VIP II Index 500 (Grandmaster ™)
	2010	158	30.15	4,761	1.99%	1.35%	13.47%
	2009	184	26.57	4,900	2.47%	1.35%	24.90%
	2008	225	21.27	4,793	1.96%	1.35%	(37.85)%
	2007	297	34.23	10,182	3.50%	1.35%	4.01%
	2006	391	32.91	12,857	1.93%	1.35%	14.17%
Fidelity VIP II Index 500 (IQ Annuity ™)
	2010	31	9.96	313	2.02%	1.45%	13.36%
	2009	39	8.78	343	2.13%	1.45%	24.77%
	2008	58	7.04	410	1.99%	1.45%	(37.92)%
	2007	76	11.34	868	3.55%	1.45%	3.95%
	2006	92	10.91	1,008	1.86%	1.45%	14.06%
Fidelity VIP II Investment Grade Bond (AnnuiChoice ™)
	2010	35	11.93	414	4.38%	1.00%	6.73%
	2009	41	11.18	458	9.40%	1.00%	14.57%
	2008	62	9.76	604	4.51%	1.00%	(4.22)%
	2007	86	10.19	878	0.10%	1.00%	1.87%
Fidelity VIP II Investment Grade Bond (AnnuiChoice II ™)
	2010	4	11.86	48	3.00%	1.15%	6.57%
	2009	8	11.13	89	9.05%	1.15%	14.39%
	2008	8	9.73	78	4.15%	1.15%	(4.36)%
	2007	8	10.18	81	0.12%	1.15%	1.77%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Initial Class (continued):
Fidelity VIP II Investment Grade Bond (Grandmaster ™)
	2010	92	$35.35	$3,238	4.55%	1.35%	6.35%
	2009	103	33.24	3,424	9.36%	1.35%	14.16%
	2008	129	29.11	3,746	4.79%	1.35%	(4.56)%
	2007	188	30.50	5,747	4.60%	1.35%	2.92%
	2006	274	29.64	8,107	4.25%	1.35%	2.95%
Fidelity VIP II Investment Grade Bond (Grandmaster flex3 ™)
	2010	33	11.69	382	3.64%	1.55%	6.14%
	2009	49	11.01	538	9.70%	1.55%	13.93%
	2008	73	9.67	709	5.04%	1.55%	(4.75)%
	2007	130	10.15	1,320	0.11%	1.55%	1.49%
Fidelity VIP II Investment Grade Bond (IQ Annuity ™)
	2010	65	16.71	1,091	4.63%	1.45%	6.24%
	2009	69	15.73	1,083	9.09%	1.45%	14.05%
	2008	89	13.79	1,226	4.60%	1.45%	(4.66)%
	2007	161	14.47	2,329	2.56%	1.45%	2.81%
	2006	98	14.07	1,384	4.26%	1.45%	2.84%
Fidelity VIP II Investment Grade Bond (Pinnacle Plus ™)
	2010	8	11.64	90	4.40%	1.67%	6.01%
	2009	10	10.98	109	8.79%	1.67%	13.79%
	2008	15	9.65	143	4.72%	1.67%	(4.87)%
	2007	27	10.14	275	0.12%	1.67%	1.40%
Fidelity VIP III Balanced (Grandmaster ™)
	2010	132	17.36	2,286	2.72%	1.35%	16.48%
	2009	48	14.90	721	2.02%	1.35%	36.73%
	2008	66	10.90	722	2.78%	1.35%	(34.85)%
	2007	84	16.73	1,413	6.38%	1.35%	7.58%
	2006	122	15.55	1,896	2.17%	1.35%	10.20%
Fidelity VIP Overseas (AnnuiChoice ™)
	2010	19	8.29	154	1.55%	1.00%	11.99%
	2009	22	7.40	165	2.40%	1.00%	25.27%
	2008	28	5.91	168	4.77%	1.00%	(44.37)%
	2007	37	10.62	390	2.42%	1.00%	6.17%
Fidelity VIP Overseas (AnnuiChoice II ™)
	2010	8	8.24	65	1.54%	1.15%	11.82%
	2009	9	7.37	67	2.55%	1.15%	25.08%
	2008	9	5.89	54	4.87%	1.15%	(44.45)%
	2007	11	10.61	112	2.22%	1.15%	6.06%
Fidelity VIP Overseas (Grandmaster ™)
	2010	104	29.29	3,056	1.56%	1.35%	11.59%
	2009	121	26.25	3,188	2.42%	1.35%	24.82%
	2008	147	21.03	3,085	4.87%	1.35%	(44.57)%
	2007	197	37.94	7,457	3.26%	1.35%	15.73%
	2006	278	32.78	9,111	1.62%	1.35%	16.49%
Fidelity VIP Overseas (Grandmaster flex3 ™)
	2010	4	8.12	30	1.58%	1.55%	11.36%
	2009	4	7.29	32	2.53%	1.55%	24.57%
	2008	5	5.85	29	3.45%	1.55%	(44.68)%
	2007	27	10.58	291	1.67%	1.55%	5.77%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Initial Class (continued):
Fidelity VIP Overseas (IQ Annuity ™)
	2010	4	$8.15	$29	1.36%	1.45%	11.48%
	2009	6	7.31	43	1.53%	1.45%	24.70%
	2008	14	5.86	85	4.36%	1.45%	(44.62)%
	2007	36	10.58	378	2.54%	1.45%	5.84%
	Fidelity VIP Overseas (Pinnacle Plus ™)
	2010	12	8.08	100	1.49%	1.67%	11.23%
	2009	15	7.27	106	2.25%	1.67%	24.42%
	2008	19	5.84	108	4.61%	1.67%	(44.75)%
	2007	35	10.57	366	2.39%	1.67%	5.68%
Non-Affiliated Service Class:
	Fidelity VIP Equity-Income (IQ Annuity ™)
	2010	33	11.34	379	1.69%	1.45%	13.42%
	2009	37	10.00	366	1.92%	1.45%	28.15%
	2008	60	7.80	468	2.39%	1.45%	(43.54)%
	2007	64	13.82	888	1.94%	1.45%	(0.09)%
	2006	89	13.83	1,228	4.58%	1.45%	18.34%
Fidelity VIP Growth (IQ Annuity ™)
	2010	40	9.12	364	0.51%	1.45%	22.26%
	2009	43	7.46	319	0.40%	1.45%	26.29%
	2008	52	5.91	306	0.68%	1.45%	(48.00)%
	2007	63	11.36	711	0.71%	1.45%	25.01%
	2006	81	9.09	732	0.30%	1.45%	5.19%
	Fidelity VIP High Income (IQ Annuity ™)
	2010	65	11.99	780	10.55%	1.45%	12.14%
	2009	95	10.69	1,021	11.83%	1.45%	41.69%
	2008	76	7.55	576	6.31%	1.45%	(26.15)%
	2007	27	10.22	276	4.56%	1.45%	1.16%
	2006	64	10.10	650	5.90%	1.45%	9.57%
	Fidelity VIP II Asset Manager (IQ Annuity ™)
	2010	9	12.40	109	1.99%	1.45%	12.49%
	2009	10	11.02	108	2.14%	1.45%	27.07%
	2008	19	8.67	162	9.15%	1.45%	(29.86)%
	2007	19	12.37	234	5.70%	1.45%	13.66%
	2006	22	10.88	234	3.13%	1.45%	5.69%
	Fidelity VIP II Contrafund (IQ Annuity ™)
	2010	60	15.24	909	1.16%	1.45%	15.41%
	2009	60	13.20	790	1.19%	1.45%	33.70%
	2008	106	9.88	1,049	1.03%	1.45%	(43.45)%
	2007	129	17.46	2,253	5.44%	1.45%	15.81%
	2006	154	15.08	2,323	1.26%	1.45%	9.98%
	Fidelity VIP III Balanced (IQ Annuity ™)
	2010	11	12.61	134	2.08%	1.45%	16.28%
	2009	9	10.84	101	2.04%	1.45%	36.35%
	2008	11	7.95	86	2.73%	1.45%	(34.98)%
	2007	13	12.23	154	5.57%	1.45%	7.29%
	2006	14	11.40	158	2.32%	1.45%	10.03%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
	Non-Affiliated Service Class (continued):
	Fidelity VIP III Mid Cap (Grandmaster ™)
	2010	45	$38.02	$1,700	0.57%	1.35%	26.97%
	2009	58	29.94	1,740	1.07%	1.35%	38.13%
	2008	71	21.68	1,534	5.08%	1.35%	(40.33)%
	2007	103	36.33	3,748	0.99%	1.35%	13.92%
	2006	265	31.89	8,461	0.99%	1.35%	11.08%
	Fidelity VIP III Mid Cap (IQ Annuity ™)
	2010	26	39.53	1,032	0.57%	1.45%	26.84%
	2009	30	31.17	934	1.09%	1.45%	37.99%
	2008	38	22.59	856	4.94%	1.45%	(40.39)%
	2007	45	37.89	1,690	0.88%	1.45%	13.79%
	2006	64	33.30	2,140	1.49%	1.45%	10.96%
Fidelity VIP Overseas (IQ Annuity ™)
	2010	3	12.64	42	1.30%	1.45%	11.36%
	2009	5	11.35	54	2.10%	1.45%	24.61%
	2008	7	9.11	66	4.90%	1.45%	(44.68)%
	2007	10	16.47	158	3.16%	1.45%	15.47%
	2006	16	14.26	229	1.44%	1.45%	16.24%
Non-Affiliated Service Class 2:
	Fidelity VIP Asset Manager (Advantedge ™)
	2010	9	10.31	91	1.97%	1.60%	12.14%
	2009	10	9.19	90	3.58%	1.60%	26.73%
	2008	2	7.25	14	4.04%	1.60%	(27.46)%
	Fidelity VIP Asset Manager (AnnuiChoice ™)
	2010	26	12.97	331	2.00%	1.00%	12.82%
	2009	28	11.49	319	2.17%	1.00%	27.47%
	2008	34	9.01	311	9.18%	1.00%	(29.62)%
	2007	33	12.81	429	5.98%	1.00%	14.06%
	2006	41	11.23	463	2.60%	1.00%	6.07%
	Fidelity VIP Asset Manager (AnnuiChoice II ™)
	2010	4	11.99	50	2.03%	1.15%	12.65%
	2009	5	10.65	54	1.97%	1.15%	27.28%
	2008	2	8.36	16	4.41%	1.15%	(29.73)%
	2007	*—	11.90	1	6.25%	1.15%	19.03%
Fidelity VIP Asset Manager (GrandMaster flex3 ™)
	2010	13	12.60	169	1.75%	1.55%	12.20%
	2009	18	11.23	201	2.16%	1.55%	26.77%
	2008	31	8.86	272	8.99%	1.55%	(30.01)%
	2007	23	12.65	297	5.36%	1.55%	13.39%
	2006	26	11.16	289	1.53%	1.55%	5.48%
Fidelity VIP Asset Manager (IQ3 ™)
	2010	22	12.77	282	1.96%	1.45%	12.31%
	2009	25	11.37	286	2.32%	1.45%	26.90%
	2008	33	8.96	294	8.51%	1.45%	(29.94)%
	2007	35	12.79	442	5.70%	1.45%	13.47%
	2006	41	11.27	457	4.20%	1.45%	5.59%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
	Non-Affiliated Service Class 2 (continued):
	Fidelity VIP Asset Manager (Pinnacle Plus ™)
	2010	7	$13.07	$96	1.91%	1.67%	12.06%
	2009	9	11.66	110	2.14%	1.67%	26.61%
	2008	12	9.21	107	7.22%	1.67%	(30.10)%
	2007	18	13.18	234	10.23%	1.67%	13.20%
	2006	10	11.64	111	2.78%	1.67%	5.35%
Fidelity VIP Balanced (Advantedge ™)
	2010	17	10.81	187	2.53%	1.60%	15.88%
	2009	9	9.33	86	2.84%	1.60%	36.14%
	2008	2	6.85	14	9.70%	1.60%	(31.47)%
	Fidelity VIP Balanced (AnnuiChoice ™)
	2010	70	13.48	945	2.28%	1.00%	16.58%
	2009	52	11.56	600	2.11%	1.00%	36.94%
	2008	54	8.44	453	2.13%	1.00%	(34.81)%
	2007	124	12.95	1,606	5.67%	1.00%	7.63%
	2006	132	12.03	1,590	1.83%	1.00%	10.39%
	Fidelity VIP Balanced (AnnuiChoice II ™)
	2010	31	11.78	362	2.51%	1.15%	16.40%
	2009	15	10.12	152	2.43%	1.15%	36.73%
	2008	7	7.40	50	3.26%	1.15%	(34.91)%
	2007	5	11.37	52	4.50%	1.15%	7.44%
	2006	*—	10.58	*—	0.00%	1.15%	5.78%
	Fidelity VIP Balanced (GrandMaster flex3 ™)
	2010	35	14.44	504	2.17%	1.55%	15.93%
	2009	26	12.46	318	2.02%	1.55%	36.18%
	2008	27	9.15	244	2.48%	1.55%	(35.17)%
	2007	33	14.11	469	5.49%	1.55%	7.04%
	2006	34	13.18	448	1.51%	1.55%	9.78%
	Fidelity VIP Balanced (Grandmaster ™)
	2010	83	13.28	1,101	2.06%	1.35%	16.17%
	2009	83	11.43	946	2.07%	1.35%	36.46%
	2008	101	8.38	848	2.49%	1.35%	(35.04)%
	2007	129	12.90	1,658	3.73%	1.35%	28.96%
Fidelity VIP Balanced (IQ3 ™)
	2010	74	13.12	974	2.32%	1.45%	16.05%
	2009	48	11.31	541	2.43%	1.45%	36.32%
	2008	46	8.30	385	2.48%	1.45%	(35.11)%
	2007	70	12.78	898	5.18%	1.45%	7.16%
	2006	62	11.93	739	1.58%	1.45%	9.89%
	Fidelity VIP Balanced (Pinnacle Plus ™)
	2010	13	13.35	178	1.61%	1.67%	15.79%
	2009	22	11.53	259	2.36%	1.67%	36.01%
	2008	15	8.48	127	2.51%	1.67%	(35.25)%
	2007	11	13.10	147	4.93%	1.67%	6.90%
	2006	6	12.25	71	2.14%	1.67%	9.64%
	Fidelity VIP Balanced (IQ Advisor Standard ™)
	2010	13	13.67	173	2.10%	0.60%	17.05%
	2009	13	11.68	150	2.07%	0.60%	37.49%
	2008	13	8.49	111	2.72%	0.60%	(34.54)%
	2007	13	12.97	173	16.95%	0.60%	29.73%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
	Non-Affiliated Service Class 2 (continued):
	Fidelity VIP Contrafund (Advantedge ™)
	2010	185	$9.60	$1,774	1.53%	1.60%	15.06%
	2009	41	8.35	340	1.63%	1.60%	33.33%
	2008	16	6.26	103	2.13%	1.60%	(37.40)%
	Fidelity VIP Contrafund (AnnuiChoice ™)
	2010	253	15.20	3,843	1.04%	1.00%	15.76%
	2009	287	13.13	3,765	1.12%	1.00%	34.11%
	2008	477	9.79	4,665	0.88%	1.00%	(43.27)%
	2007	579	17.25	9,995	5.96%	1.00%	16.11%
	2006	583	14.86	8,656	1.07%	1.00%	10.32%
	Fidelity VIP Contrafund (AnnuiChoice II ™)
	2010	188	10.90	2,051	1.11%	1.15%	15.58%
	2009	154	9.43	1,456	1.68%	1.15%	33.91%
	2008	85	7.04	597	1.09%	1.15%	(43.35)%
	2007	47	12.43	583	9.17%	1.15%	15.96%
	2006	8	10.72	83	3.91%	1.15%	7.21%
	Fidelity VIP Contrafund (GrandMaster flex3 ™)
	2010	140	15.53	2,173	0.94%	1.55%	15.12%
	2009	184	13.49	2,482	1.08%	1.55%	33.37%
	2008	408	10.11	4,125	1.14%	1.55%	(43.58)%
	2007	412	17.92	7,392	5.58%	1.55%	15.49%
	2006	568	15.52	8,810	1.22%	1.55%	9.71%
Fidelity VIP Contrafund (IQ3 ™)
	2010	333	15.51	5,158	1.13%	1.45%	15.23%
	2009	305	13.46	4,105	1.17%	1.45%	33.51%
	2008	355	10.08	3,580	0.85%	1.45%	(43.53)%
	2007	390	17.85	6,960	5.19%	1.45%	15.62%
	2006	466	15.44	7,193	1.04%	1.45%	9.82%
	Fidelity VIP Contrafund (Pinnacle Plus™)
	2010	102	15.96	1,626	1.12%	1.67%	14.98%
	2009	101	13.88	1,401	1.24%	1.67%	33.21%
	2008	115	10.42	1,196	0.84%	1.67%	(43.65)%
	2007	119	18.50	2,206	5.56%	1.67%	15.32%
	2006	115	16.04	1,848	1.09%	1.67%	9.58%
	Fidelity VIP Contrafund (IQ Advisor Standard ™)
	2010	19	15.17	282	1.57%	0.60%	16.23%
	2009	5	13.05	66	0.83%	0.60%	34.66%
	2008	9	9.69	88	0.83%	0.60%	(43.04)%
	2007	10	17.01	178	4.88%	0.60%	16.60%
	2006	12	14.59	177	1.05%	0.60%	10.77%
Fidelity VIP Disciplined Small Cap (AdvantEdge ™)
	2010	*—	10.57	2	0.05%	1.60%	23.07%
	2009	*—	8.59	2	0.44%	1.60%	20.02%
Fidelity VIP Disciplined Small Cap (AnnuiChoice ™)
	2010	14	8.82	125	0.06%	1.00%	23.82%
	2009	20	7.13	142	0.23%	1.00%	20.72%
	2008	23	5.90	138	0.37%	1.00%	(34.63)%
	2007	27	9.03	248	0.41%	1.00%	(9.71)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Disciplined Small Cap (AnnuiChoice II ™)
	2010	3	$8.77	$29	0.06%	1.15%	23.64%
	2009	3	7.10	18	0.91%	1.15%	20.54%
	2008	*—	5.89	3	0.40%	1.15%	(34.73)%
	2007	*—	9.02	4	0.47%	1.15%	(9.80)%
Fidelity VIP Disciplined Small Cap (GrandMaster ™)
	2010	5	8.71	42	0.06%	1.35%	23.39%
	2009	8	7.06	57	0.25%	1.35%	20.30%
	2008	8	5.87	44	0.35%	1.35%	(34.86)%
	2007	11	9.01	102	0.33%	1.35%	(9.93)%
Fidelity VIP Disciplined (GrandMaster flex3 ™)
	2010	7	8.64	61	0.06%	1.55%	23.14%
	2009	8	7.02	55	0.22%	1.55%	20.05%
	2008	8	5.85	49	0.37%	1.55%	(35.00)%
	2007	10	8.99	86	0.42%	1.55%	(10.05)%
Fidelity VIP Disciplined Small Cap (IQ Annuity ™)
	2010	11	8.68	98	0.06%	1.45%	23.26%
	2009	12	7.04	85	0.17%	1.45%	20.18%
	2008	19	5.86	108	0.33%	1.45%	(34.93)%
	2007	27	9.00	244	0.43%	1.45%	(9.99)%
Fidelity VIP Disciplined Small Cap (Pinnacle Plus ™)
	2010	1	8.60	11	0.06%	1.67%	22.99%
	2009	2	7.00	13	0.09%	1.67%	19.91%
	2008	6	5.83	37	0.43%	1.67%	(35.08)%
	2007	3	8.99	29	0.46%	1.67%	(10.13)%
Fidelity VIP Equity-Income (AdvantEdge ™)
	2010	7	8.79	65	2.44%	1.60%	13.08%
	2009	3	7.77	25	3.15%	1.60%	27.84%
Fidelity VIP Equity-Income (AnnuiChoice ™)
	2010	111	11.25	1,245	1.50%	1.00%	13.77%
	2009	145	9.89	1,437	1.84%	1.00%	28.59%
	2008	225	7.69	1,731	2.03%	1.00%	(43.39)%
	2007	288	13.59	3,912	2.18%	1.00%	0.28%
	2006	285	13.55	3,869	4.52%	1.00%	18.73%
Fidelity VIP Equity-Income (AnnuiChoice II ™)
	2010	51	9.07	464	1.56%	1.15%	13.60%
	2009	49	7.98	388	2.86%	1.15%	28.39%
	2008	24	6.22	148	2.80%	1.15%	(43.47)%
	2007	15	11.00	167	5.27%	1.15%	0.07%
	2006	*—	10.99	1	17.76%	1.15%	9.86%
Fidelity VIP Equity-Income (GrandMaster flex3 ™)
	2010	26	11.27	294	1.54%	1.55%	13.14%
	2009	34	9.97	336	2.00%	1.55%	27.87%
	2008	49	7.79	379	2.10%	1.55%	(43.70)%
	2007	63	13.84	877	1.51%	1.55%	(0.27)%
	2006	113	13.88	1,564	4.21%	1.55%	18.08%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
	Non-Affiliated Service Class 2 (continued):
Fidelity VIP Equity-Income (IQ3 ™)
	2010	71	$10.79	$765	1.45%	1.45%	13.25%
	2009	97	9.53	926	2.02%	1.45%	28.00%
	2008	120	7.44	894	2.06%	1.45%	(43.64)%
	2007	158	13.21	2,085	1.70%	1.45%	(0.19)%
	2006	282	13.23	3,731	4.28%	1.45%	18.20%
	Fidelity VIP Equity-Income (Pinnacle Plus ™)
	2010	19	12.29	227	1.50%	1.67%	13.00%
	2009	23	10.88	248	1.90%	1.67%	27.72%
	2008	31	8.52	264	2.10%	1.67%	(43.77)%
	2007	35	15.15	525	2.53%	1.67%	(0.40)%
	2006	26	15.21	391	4.70%	1.67%	17.93%
Fidelity VIP Equity-Income (IQ Advisor Standard ™)
	2010	2	11.52	21	1.63%	0.60%	14.23%
	2009	2	10.08	20	2.12%	0.60%	29.11%
	2008	2	7.81	16	4.27%	0.60%	(43.16)%
Fidelity Freedom 2010 (Advantedge ™)
	2010	19	10.40	192	3.41%	1.60%	10.75%
	2009	17	9.39	161	8.12%	1.60%	22.00%
	2008	8	7.70	59	13.52%	1.60%	(23.04)%
	Fidelity Freedom 2010 (AnnuiChoice ™)
	2010	*—	10.39	5	3.27%	1.00%	11.42%
	2009	*—	9.33	4	4.11%	1.00%	22.72%
	2008	*—	7.60	4	0.44%	1.00%	(25.92)%
	2007	7	10.26	67	23.13%	1.00%	2.59%
	Fidelity Freedom 2010 (AnnuiChoice II ™)
	2010	23	10.33	235	3.29%	1.15%	11.25%
	2009	16	9.29	152	4.35%	1.15%	22.53%
	2008	15	7.58	113	3.95%	1.15%	(26.03)%
	2007	4	10.25	41	13.75%	1.15%	2.48%
	Fidelity Freedom 2010 (GrandMaster ™)
	2010	5	10.26	52	1.22%	1.35%	11.03%
	2009	26	9.24	242	2.96%	1.35%	22.28%
	2008	45	7.55	338	8.08%	1.35%	(26.18)%
	2007	3	10.23	27	41.67%	1.35%	2.34%
	Fidelity Freedom 2010 (IQ Annuity ™)
	2010	15	10.22	157	3.12%	1.45%	10.92%
	2009	38	9.21	346	4.25%	1.45%	22.16%
	2008	37	7.54	282	4.08%	1.45%	(26.26)%
	2007	8	10.23	79	15.34%	1.45%	2.27%
	Fidelity Freedom 2010 (Pinnacle Plus ™)
	2010	1	10.14	8	3.35%	1.67%	10.67%
	2009	1	9.16	7	4.20%	1.67%	21.89%
	2008	1	7.51	6	2.75%	1.67%	(26.42)%
	2007	2	10.21	25	19.64%	1.67%	2.12%
	Fidelity Freedom 2015 (Advantedge ™)
	2010	7	10.29	68	2.85%	1.60%	10.98%
	2009	9	9.27	79	6.09%	1.60%	23.05%
	2008	5	7.53	41	6.36%	1.60%	(24.68)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity Freedom 2015 (AnnuiChoice ™)
	2010	3	$10.22	$28	3.10%	1.00%	11.66%
	2009	3	9.15	25	4.49%	1.00%	23.77%
	2008	3	7.39	20	4.48%	1.00%	(28.03)%
Fidelity Freedom 2015 (AnnuiChoice II ™)
	2010	17	10.16	174	2.85%	1.15%	11.49%
	2009	22	9.11	196	4.63%	1.15%	23.58%
	2008	20	7.37	146	4.00%	1.15%	(28.13)%
	2007	8	10.26	85	8.87%	1.15%	2.61%
Fidelity Freedom 2015 (Grandmaster ™)
	2010	2	10.08	22	3.09%	1.35%	11.27%
	2009	2	9.06	19	9.55%	1.35%	23.34%
Fidelity Freedom 2015 (IQ Annuity ™)
	2010	12	10.05	119	3.09%	1.45%	11.15%
	2009	12	9.04	107	4.38%	1.45%	23.21%
	2008	15	7.34	110	4.84%	1.45%	(28.35)%
	2007	7	10.24	74	27.54%	1.45%	2.39%
Fidelity Freedom 2015 (Pinnacle Plus ™)
	2010	10	9.96	99	2.37%	1.67%	10.91%
	2009	9	8.98	80	4.49%	1.67%	22.94%
	2008	9	7.31	65	4.75%	1.67%	(28.51)%
	2007	4	10.22	45	18.72%	1.67%	2.24%
Fidelity Freedom 2020 (Advantedge ™)
	2010	20	10.02	196	2.75%	1.60%	12.50%
	2009	20	8.91	175	8.07%	1.60%	26.52%
	2008	7	7.04	47	14.70%	1.60%	(29.60)%
Fidelity Freedom 2020 (AnnuiChoice ™)
	2010	5	9.85	45	2.59%	1.00%	13.19%
	2009	7	8.71	59	2.31%	1.00%	27.26%
	2008	23	6.84	159	3.01%	1.00%	(33.47)%
	2007	27	10.28	278	10.27%	1.00%	2.82%
Fidelity Freedom 2020 (AnnuiChoice II ™)
	2010	69	9.80	674	2.89%	1.15%	13.02%
	2009	63	8.67	543	5.63%	1.15%	27.07%
	2008	34	6.82	230	9.70%	1.15%	(33.58)%
	2007	2	10.27	25	22.59%	1.15%	2.72%
Fidelity Freedom 2020 (GrandMaster ™)
	2010	4	9.73	37	3.07%	1.35%	12.79%
	2009	3	8.62	29	2.97%	1.35%	26.81%
	2008	3	6.80	23	13.61%	1.35%	(33.71)%
Fidelity Freedom 2020 (IQ Annuity ™)
	2010	4	9.69	39	2.80%	1.45%	12.67%
	2009	4	8.60	35	4.02%	1.45%	26.69%
	2008	4	6.79	28	5.88%	1.45%	(33.78)%
Fidelity Freedom 2020 (Pinnacle Plus ™)
	2010	2	9.61	17	2.80%	1.67%	12.42%
	2009	2	8.55	15	4.02%	1.67%	26.40%
	2008	2	6.76	12	5.02%	1.67%	(33.93)%
	2007	3	10.23	26	19.29%	1.67%	2.35%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity Freedom 2025 (AnnuiChoice II ™)
	2010	17	$9.76	$167	2.64%	1.15%	14.14%
	2009	17	8.55	147	4.02%	1.15%	28.30%
	2008	16	6.67	104	4.35%	1.15%	(35.12)%
	2007	7	10.27	69	7.47%	1.15%	2.74%
Fidelity Freedom 2025 (GrandMaster ™)
	2010	*—	9.69	2	2.63%	1.35%	13.91%
	2009	*—	8.51	2	3.96%	1.35%	28.04%
	2008	*—	6.64	1	6.25%	1.35%	(35.25)%
Fidelity Freedom 2025 (Pinnacle Plus ™)
	2010	1	9.57	7	2.64%	1.67%	13.54%
	2009	1	8.43	7	3.97%	1.67%	27.63%
	2008	1	6.61	5	5.33%	1.67%	(35.46)%
	2007	2	10.24	25	19.74%	1.67%	2.37%
Fidelity Freedom 2030 (AdvantEdge ™) (January 13, 2010)
	2010	10	9.66	92	2.56%	1.60%	14.04%
Fidelity Freedom 2030 (AnnuiChoice II ™)
	2010	26	9.34	239	2.50%	1.15%	14.56%
	2009	26	8.15	209	2.63%	1.15%	29.67%
	2008	23	6.29	145	5.02%	1.15%	(38.89)%
Fidelity Freedom 2030 (IQ Annuity ™)
	2010	4	9.23	35	2.61%	1.45%	14.21%
	2009	3	8.08	27	2.73%	1.45%	29.28%
	2008	3	6.25	17	4.68%	1.45%	(39.07)%
	2007	*—	10.26	1	5.75%	1.45%	2.64%
Fidelity VIP Growth (AdvantEdge ™)
	2010	7	8.84	59	0.54%	1.60%	21.88%
	2009	2	7.25	17	0.54%	1.60%	25.95%
Fidelity VIP Growth (AnnuiChoice ™)
	2010	87	8.20	717	0.38%	1.00%	22.62%
	2009	96	6.69	642	0.27%	1.00%	26.69%
	2008	122	5.28	646	0.46%	1.00%	(47.84)%
	2007	205	10.12	2,075	0.46%	1.00%	25.46%
	2006	185	8.07	1,494	0.19%	1.00%	5.51%
Fidelity VIP Growth (AnnuiChoice II ™)
	2010	23	10.65	241	0.32%	1.15%	22.44%
	2009	25	8.70	219	0.52%	1.15%	26.49%
	2008	8	6.88	53	1.07%	1.15%	(47.92)%
	2007	*—	13.20	6	0.42%	1.15%	25.15%
Fidelity VIP Growth (GrandMaster ™)
	2010	75	9.39	702	0.39%	1.35%	22.19%
	2009	78	7.68	603	0.31%	1.35%	26.24%
	2008	92	6.09	560	0.72%	1.35%	(48.02)%
	2007	75	11.71	884	0.16%	1.35%	17.10%
Fidelity VIP Growth (GrandMaster flex3 ™)
	2010	33	10.68	352	0.42%	1.55%	21.95%
	2009	27	8.76	236	0.26%	1.55%	25.98%
	2008	33	6.95	231	0.42%	1.55%	(48.13)%
	2007	71	13.41	958	0.50%	1.55%	24.71%
	2006	64	10.75	688	0.16%	1.55%	4.93%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Growth (IQ3 ™)
	2010	57	$8.43	$478	0.36%	1.45%	22.07%
	2009	68	6.91	470	0.27%	1.45%	26.11%
	2008	86	5.48	469	0.49%	1.45%	(48.08)%
	2007	187	10.55	1,971	0.42%	1.45%	24.86%
	2006	114	8.45	960	0.34%	1.45%	5.03%
Fidelity VIP Growth (Pinnacle Plus ™)
	2010	12	12.01	143	0.40%	1.67%	21.80%
	2009	10	9.86	97	0.29%	1.67%	25.83%
	2008	11	7.84	85	0.45%	1.67%	(48.19)%
	2007	12	15.13	184	0.44%	1.67%	24.52%
	2006	7	12.15	81	0.21%	1.67%	4.80%
Fidelity VIP Growth (IQ Advisor Standard ™)
	2010	*—	11.26	4	0.38%	0.60%	23.12%
	2009	*—	9.15	3	0.29%	0.60%	27.20%
	2008	*—	7.19	3	0.06%	0.60%	(47.63)%
	2007	10	13.73	144	0.23%	0.60%	37.28%
Fidelity VIP High Income (AdvantEdge ™)
	2010	50	12.02	599	9.42%	1.60%	11.86%
	2009	149	10.74	1,602	15.95%	1.60%	41.20%
Fidelity VIP High Income (AnnuiChoice ™)
	2010	35	15.02	526	5.27%	1.00%	12.54%
	2009	102	13.35	1,363	12.09%	1.00%	42.03%
	2008	95	9.40	895	5.47%	1.00%	(25.89)%
	2007	55	12.68	702	5.61%	1.00%	1.54%
	2006	105	12.49	1,318	7.70%	1.00%	9.92%
Fidelity VIP High Income (AnnuiChoice II ™)
	2010	61	12.55	766	12.20%	1.15%	12.37%
	2009	46	11.17	515	12.42%	1.15%	41.82%
	2008	1	7.87	8	14.08%	1.15%	(26.00)%
	2007	*—	10.64	3	11.95%	1.15%	6.41%
Fidelity VIP High Income (GrandMaster flex3 ™)
	2010	1,014	16.00	16,221	11.93%	1.55%	11.91%
	2009	678	14.30	9,695	11.26%	1.55%	41.24%
	2008	122	10.12	1,231	3.49%	1.55%	(26.30)%
	2007	65	13.74	898	5.24%	1.55%	0.94%
	2006	146	13.61	1,985	8.13%	1.55%	9.31%
Fidelity VIP High Income (IQ3 ™)
	2010	115	16.09	1,842	10.26%	1.45%	12.03%
	2009	138	14.36	1,978	10.66%	1.45%	41.39%
	2008	79	10.16	802	4.73%	1.45%	(26.23)%
	2007	47	13.77	651	5.06%	1.45%	1.03%
	2006	114	13.63	1,549	5.53%	1.45%	9.42%
Fidelity VIP High Income (Pinnacle Plus ™)
	2010	8	14.77	121	10.37%	1.67%	11.78%
	2009	6	13.21	78	7.72%	1.67%	41.07%
	2008	7	9.37	66	5.19%	1.67%	(26.39)%
	2007	15	12.73	188	11.67%	1.67%	0.84%
	2006	9	12.62	117	7.88%	1.67%	9.18%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Index 500 (Advantedge ™)
	2010	48	$9.42	$449	3.30%	1.60%	12.90%
	2009	4	8.35	34	3.07%	1.60%	24.31%
	2008	2	6.71	10	3.98%	1.60%	(32.86)%
Fidelity VIP Index 500 (AnnuiChoice ™)
	2010	104	9.73	1,015	1.78%	1.00%	13.58%
	2009	133	8.57	1,139	2.30%	1.00%	25.04%
	2008	150	6.85	1,026	1.52%	1.00%	(37.79)%
	2007	222	11.01	2,443	2.78%	1.00%	4.17%
	2006	131	10.57	1,383	1.64%	1.00%	14.29%
Fidelity VIP Index 500 (IQ3 ™)
	2010	138	10.18	1,409	1.65%	1.45%	13.07%
	2009	199	9.00	1,792	2.33%	1.45%	24.47%
	2008	136	7.23	983	1.97%	1.45%	(38.07)%
	2007	159	11.68	1,862	2.68%	1.45%	3.64%
	2006	84	11.27	949	1.62%	1.45%	13.77%
Fidelity VIP Index 500 (AnnuiChoice II ™)
	2010	72	8.67	620	1.98%	1.15%	13.41%
	2009	60	7.65	462	3.18%	1.15%	24.85%
	2008	31	6.13	190	2.49%	1.15%	(37.88)%
	2007	16	9.86	161	3.46%	1.15%	(1.39)%
Fidelity VIP Index 500 (Grandmaster ™)
	2010	86	8.61	740	1.61%	1.35%	13.18%
	2009	146	7.61	1,112	2.30%	1.35%	24.60%
	2008	170	6.10	1,040	1.55%	1.35%	(38.01)%
	2007	221	9.85	2,175	2.51%	1.35%	(1.52)%
Fidelity VIP Index 500 (Grandmaster flex3 ™)
	2010	37	8.54	316	1.71%	1.55%	12.95%
	2009	49	7.56	367	2.43%	1.55%	24.34%
	2008	46	6.08	282	1.62%	1.55%	(38.14)%
	2007	78	9.83	769	2.32%	1.55%	(1.66)%
Fidelity VIP Index 500 (IQ Advisor Standard ™)
	2010	42	8.85	370	1.89%	0.60%	14.04%
	2009	49	7.76	379	2.48%	0.60%	25.54%
	2008	28	6.18	172	2.07%	0.60%	(37.54)%
	2007	26	9.90	259	3.83%	0.60%	(1.01)%
Fidelity VIP Index 500 (Pinnacle Plus ™)
	2010	22	12.53	276	1.96%	1.67%	12.82%
	2009	23	11.11	260	2.48%	1.67%	24.19%
	2008	28	8.95	254	1.90%	1.67%	(38.21)%
	2007	30	14.48	439	3.03%	1.67%	3.41%
	2006	2	14.00	23	1.50%	1.67%	13.52%
Fidelity VIP Investment Grade Bond (Advantedge ™)
	2010	65	11.45	747	5.64%	1.60%	5.83%
	2009	13	10.82	138	8.44%	1.60%	13.65%
	2008	4	9.52	35	0.00%	1.60%	(4.82)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Investment Grade Bond (AnnuiChoice ™)
	2010	212	$15.47	$3,280	4.19%	1.00%	6.47%
	2009	270	14.53	3,925	8.87%	1.00%	14.32%
	2008	293	12.71	3,724	4.56%	1.00%	(4.43)%
	2007	427	13.30	5,674	4.17%	1.00%	3.07%
	2006	446	12.90	5,749	4.02%	1.00%	3.10%
Fidelity VIP Investment Grade Bond (AnnuiChoice II ™)
	2010	90	12.10	1,086	4.61%	1.15%	6.31%
	2009	75	11.38	854	9.31%	1.15%	14.14%
	2008	63	9.97	625	3.27%	1.15%	(4.57)%
	2007	40	10.45	418	1.09%	1.15%	4.49%
Fidelity VIP Investment Grade Bond (GrandMaster ™)
	2010	200	11.67	2,340	4.38%	1.35%	6.10%
	2009	231	11.00	2,538	8.13%	1.35%	13.91%
	2008	179	9.66	1,731	3.64%	1.35%	(4.77)%
	2007	126	10.14	1,278	0.16%	1.35%	1.42%
Fidelity VIP Investment Grade Bond (GrandMaster flex3 ™)
	2010	68	12.43	845	3.85%	1.55%	5.88%
	2009	96	11.74	1,123	8.92%	1.55%	13.68%
	2008	121	10.33	1,248	5.70%	1.55%	(4.96)%
	2007	178	10.87	1,940	2.67%	1.55%	2.45%
	2006	88	10.61	936	3.24%	1.55%	2.53%
Fidelity VIP Investment Grade Bond (IQ3 ™)
	2010	130	14.51	1,879	3.87%	1.45%	5.99%
	2009	198	13.69	2,708	9.05%	1.45%	13.80%
	2008	225	12.03	2,708	4.94%	1.45%	(4.86)%
	2007	344	12.65	4,347	4.05%	1.45%	2.57%
	2006	353	12.33	4,352	4.01%	1.45%	2.63%
Fidelity VIP Investment Grade Bond (Pinnacle Plus ™)
	2010	64	12.27	791	4.07%	1.67%	5.75%
	2009	77	11.61	899	8.42%	1.67%	13.54%
	2008	71	10.22	726	3.79%	1.67%	(5.08)%
	2007	65	10.77	704	3.87%	1.67%	2.37%
	2006	57	10.52	597	3.71%	1.67%	2.40%
Fidelity VIP Investment Grade Bond (IQ Advisor Standard ™)
	2010	43	13.07	557	4.03%	0.60%	6.90%
	2009	41	12.22	495	10.22%	0.60%	14.78%
	2008	38	10.65	400	3.90%	0.60%	(4.04)%
	2007	17	11.10	189	3.68%	0.60%	3.42%
	2006	6	10.73	65	3.91%	0.60%	3.51%
Fidelity VIP Mid Cap (Advantedge ™)
	2010	43	11.15	474	0.39%	1.60%	26.52%
	2009	15	8.81	132	1.28%	1.60%	37.55%
	2008	12	6.41	77	0.28%	1.60%	(35.93)%
Fidelity VIP Mid Cap (AnnuiChoice ™)
	2010	120	24.00	2,880	0.44%	1.00%	27.29%
	2009	140	18.86	2,644	1.05%	1.00%	38.36%
	2008	141	13.63	1,926	5.50%	1.00%	(40.21)%
	2007	270	22.80	6,155	0.62%	1.00%	14.16%
	2006	337	19.97	6,734	1.14%	1.00%	11.28%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Mid Cap (AnnuiChoice II ™)
	2010	55	$12.54	$689	0.47%	1.15%	27.10%
	2009	46	9.86	456	1.12%	1.15%	38.15%
	2008	38	7.14	270	4.26%	1.15%	(40.30)%
	2007	28	11.96	334	0.50%	1.15%	14.03%
	2006	7	10.49	72	0.00%	1.15%	4.92%
Fidelity VIP Mid Cap (GrandMaster flex3 ™)
	2010	50	21.36	1,065	0.42%	1.55%	26.58%
	2009	77	16.88	1,294	0.92%	1.55%	37.59%
	2008	145	12.27	1,779	5.51%	1.55%	(40.55)%
	2007	159	20.63	3,275	0.66%	1.55%	13.55%
	2006	258	18.17	4,695	1.43%	1.55%	10.67%
Fidelity VIP Mid Cap (Grandmaster ™)
	2010	94	18.74	1,771	0.45%	1.35%	26.84%
	2009	104	14.77	1,533	1.28%	1.35%	37.87%
	2008	192	10.72	2,054	5.30%	1.35%	(40.42)%
	2007	206	17.99	3,705	0.35%	1.35%	13.77%
	2006	2	15.81	26	0.54%	1.35%	10.89%
Fidelity VIP Mid Cap (IQ Annuity ™)
	2010	114	23.46	2,681	0.46%	1.45%	26.71%
	2009	135	18.52	2,495	0.97%	1.45%	37.73%
	2008	125	13.44	1,679	4.91%	1.45%	(40.49)%
	2007	146	22.59	3,309	0.62%	1.45%	13.68%
	2006	212	19.87	4,219	1.24%	1.45%	10.78%
Fidelity VIP Mid Cap (Pinnacle Plus ™)
	2010	51	22.44	1,155	0.45%	1.67%	26.43%
	2009	57	17.75	1,010	1.15%	1.67%	37.42%
	2008	46	12.91	596	4.89%	1.67%	(40.62)%
	2007	69	21.75	1,505	0.66%	1.67%	13.39%
	2006	64	19.18	1,234	1.10%	1.67%	10.53%
Fidelity VIP Mid Cap (IQ Advisor Enhanced ™)
	2010	1	19.43	15	0.45%	0.80%	27.54%
	2009	1	15.23	12	1.01%	0.80%	38.63%
	2008	1	10.99	8	4.72%	0.80%	(40.09)%
	2007	1	18.34	14	0.60%	0.80%	14.40%
	2006	1	16.03	12	1.24%	0.80%	11.51%
Fidelity VIP Mid Cap (IQ Advisor Standard ™)
	2010	11	19.70	220	0.50%	0.60%	27.80%
	2009	13	15.41	198	1.16%	0.60%	38.91%
	2008	2	11.10	27	3.46%	0.60%	(39.97)%
	2007	4	18.48	65	0.59%	0.60%	14.67%
	2006	5	16.12	76	0.52%	0.60%	11.73%
Fidelity VIP Overseas (Advantedge ™)
	2010	44	8.35	369	1.79%	1.60%	11.03%
	2009	22	7.52	168	2.58%	1.60%	24.23%
	2008	11	6.05	67	6.40%	1.60%	(39.49)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Overseas (AnnuiChoice ™)
	2010	54	$11.87	$638	1.37%	1.00%	11.70%
	2009	63	10.62	664	2.16%	1.00%	24.96%
	2008	103	8.50	873	4.74%	1.00%	(44.52)%
	2007	191	15.33	2,933	3.13%	1.00%	15.84%
	2006	81	13.23	1,067	1.04%	1.00%	16.60%
Fidelity VIP Overseas (AnnuiChoice II ™)
	2010	32	9.74	314	1.25%	1.15%	11.53%
	2009	40	8.73	349	2.90%	1.15%	24.77%
	2008	27	7.00	188	5.06%	1.15%	(44.61)%
	2007	10	12.63	129	2.99%	1.15%	15.68%
	2006	2	10.92	23	0.00%	1.15%	9.18%
Fidelity VIP Overseas (GrandMaster ™)
	2010	107	8.10	869	1.40%	1.35%	11.31%
	2009	113	7.28	824	2.28%	1.35%	24.52%
	2008	123	5.84	717	4.78%	1.35%	(44.72)%
	2007	145	10.57	1,532	2.57%	1.35%	5.73%
Fidelity VIP Overseas (GrandMaster flex3 ™)
	2010	29	13.15	380	1.29%	1.55%	11.08%
	2009	37	11.84	437	1.72%	1.55%	24.27%
	2008	138	9.53	1,313	6.90%	1.55%	(44.83)%
	2007	76	17.27	1,311	2.52%	1.55%	15.21%
	2006	50	14.99	748	1.49%	1.55%	15.95%
Fidelity VIP Overseas (IQ3 ™)
	2010	56	11.88	659	1.52%	1.45%	11.20%
	2009	61	10.68	652	2.10%	1.45%	24.39%
	2008	112	8.59	961	5.98%	1.45%	(44.78)%
	2007	171	15.55	2,656	2.81%	1.45%	15.35%
	2006	61	13.48	821	1.39%	1.45%	16.07%
Fidelity VIP Overseas (Pinnacle Plus ™)
	2010	14	16.15	221	1.20%	1.67%	10.95%
	2009	20	14.56	289	2.09%	1.67%	24.11%
	2008	25	11.73	293	4.27%	1.67%	(44.90)%
	2007	54	21.29	1,154	2.69%	1.67%	15.09%
	2006	14	18.50	261	1.43%	1.67%	15.81%
Fidelity VIP Overseas (IQ Advisor Enhanced ™)
	2010	1	13.60	17	1.42%	0.80%	11.93%
	2009	1	12.15	15	2.33%	0.80%	25.21%
	2008	1	9.70	12	4.86%	0.80%	(44.41)%
	2007	1	17.46	22	2.91%	0.80%	16.14%
	2006	1	15.03	19	1.29%	0.80%	16.83%
Fidelity VIP Overseas (IQ Advisor Standard ™)
	2010	16	13.79	215	1.30%	0.60%	12.15%
	2009	19	12.30	230	2.16%	0.60%	25.46%
	2008	22	9.80	215	5.04%	0.60%	(44.30)%
	2007	30	17.60	533	3.67%	0.60%	16.38%
	2006	9	15.12	140	1.28%	0.60%	17.07%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 1:
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)
	2010	6	$21.36	$119	5.87%	1.00%	8.65%
	2009	12	19.66	242	8.04%	1.00%	28.91%
	2008	18	15.25	269	9.49%	1.00%	(15.83)%
	2007	22	18.12	399	7.84%	1.00%	5.47%
	2006	24	17.18	420	3.74%	1.00%	9.70%
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)
	2010	1	13.06	8	4.73%	1.15%	8.48%
	2009	1	12.04	13	7.95%	1.15%	28.71%
	2008	1	9.35	11	7.29%	1.15%	(15.96)%
	2007	2	11.13	24	8.75%	1.15%	5.26%
	2006	2	10.57	23	0.00%	1.15%	5.66%
Van Kampen UIF Emerging Markets Debt (GrandMaster flex3 ™)
	2010	4	20.31	75	4.08%	1.55%	8.05%
	2009	4	18.80	73	7.81%	1.55%	28.19%
	2008	4	14.67	61	8.93%	1.55%	(16.30)%
	2007	13	17.52	230	8.73%	1.55%	4.86%
	2006	39	16.71	657	3.12%	1.55%	9.10%
Van Kampen UIF Emerging Markets Debt (IQ3 ™)
	2010	8	20.59	162	4.11%	1.45%	8.16%
	2009	9	19.04	173	7.86%	1.45%	28.32%
	2008	11	14.84	166	8.98%	1.45%	(16.21)%
	2007	16	17.71	284	8.04%	1.45%	4.96%
	2006	26	16.87	435	5.72%	1.45%	9.21%
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)
	2010	21	21.97	466	2.22%	1.00%	28.66%
	2009	26	17.08	446	3.28%	1.00%	27.07%
	2008	35	13.44	467	9.91%	1.00%	(38.52)%
	2007	63	21.86	1,369	2.14%	1.00%	(17.92)%
	2006	106	26.63	2,818	1.21%	1.00%	36.67%
Van Kampen UIF U.S. Real Estate (AnnuiChoice II™)
	2010	8	9.31	77	2.15%	1.15%	28.47%
	2009	9	7.25	64	3.43%	1.15%	26.88%
	2008	10	5.71	60	9.61%	1.15%	(38.61)%
	2007	12	9.30	112	2.59%	1.15%	(18.03)%
	2006	4	11.35	45	0.00%	1.15%	13.50%
Van Kampen UIF U.S. Real Estate (GrandMaster flex3 ™)
	2010	7	21.19	139	2.08%	1.55%	27.95%
	2009	9	16.56	155	3.43%	1.55%	26.36%
	2008	14	13.11	185	9.71%	1.55%	(38.86)%
	2007	39	21.44	842	2.25%	1.55%	(18.35)%
	2006	99	26.26	2,590	1.53%	1.55%	35.92%
Van Kampen UIF U.S. Real Estate (IQ3 ™)
	2010	21	20.80	443	2.09%	1.45%	28.08%
	2009	26	16.24	415	3.29%	1.45%	26.49%
	2008	32	12.84	409	9.81%	1.45%	(38.80)%
	2007	49	20.98	1,022	2.03%	1.45%	(18.29)%
	2006	88	25.67	2,252	1.29%	1.45%	36.05%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2:
Franklin Foreign Securities (IQ Annuity ™)
	2010	34	$18.38	$617	1.77%	1.45%	6.84%
	2009	53	17.20	905	3.43%	1.45%	35.06%
	2008	57	12.74	730	3.22%	1.45%	(41.25)%
	2007	99	21.68	2,148	2.14%	1.45%	13.75%
	2006	89	19.06	1,697	1.19%	1.45%	19.69%
Franklin Growth and Income Securities (AdvantEdge ™)
	2010	4	9.57	37	3.60%	1.60%	14.82%
	2009	4	8.34	33	0.00%	1.60%	24.56%
Franklin Growth and Income Securities (AnnuiChoice ™)
	2010	109	13.54	1,481	3.66%	1.00%	15.51%
	2009	129	11.72	1,515	4.82%	1.00%	25.29%
	2008	191	9.36	1,784	4.03%	1.00%	(35.79)%
	2007	341	14.57	4,972	3.89%	1.00%	(4.70)%
	2006	107	15.29	1,636	2.69%	1.00%	15.59%
Franklin Growth and Income Securities (AnnuiChoice II ™)
	2010	14	9.55	132	3.92%	1.15%	15.34%
	2009	12	8.28	101	5.01%	1.15%	25.10%
	2008	10	6.62	63	4.20%	1.15%	(35.89)%
	2007	8	10.33	83	3.88%	1.15%	(4.82)%
	2006	2	10.85	24	0.00%	1.15%	8.50%
Franklin Growth and Income Securities (GrandMaster flex3 ™)
	2010	55	12.95	709	3.64%	1.55%	14.87%
	2009	67	11.27	755	4.82%	1.55%	24.59%
	2008	86	9.05	776	3.79%	1.55%	(36.15)%
	2007	129	14.17	1,822	4.02%	1.55%	(5.20)%
	2006	47	14.95	698	2.73%	1.55%	14.95%
Franklin Growth and Income Securities (Grandmaster ™)
	2010	49	13.16	651	3.59%	1.35%	15.11%
	2009	55	11.44	629	4.80%	1.35%	24.85%
	2008	66	9.16	600	3.90%	1.35%	(36.02)%
	2007	109	14.32	1,561	3.99%	1.35%	(5.00)%
	2006	43	15.07	646	2.75%	1.35%	15.18%
Franklin Growth and Income Securities (IQ Annuity ™)
	2010	167	13.06	2,174	3.65%	1.45%	14.99%
	2009	197	11.35	2,237	4.87%	1.45%	24.72%
	2008	244	9.10	2,223	3.66%	1.45%	(36.09)%
	2007	291	14.24	4,148	3.94%	1.45%	(5.10)%
	2006	64	15.01	956	2.90%	1.45%	15.07%
Franklin Growth and Income Securities (Pinnacle Plus ™)
	2010	35	12.44	433	3.49%	1.67%	14.73%
	2009	46	10.84	495	4.78%	1.67%	24.44%
	2008	58	8.71	505	3.57%	1.67%	(36.23)%
	2007	83	13.66	1,130	3.78%	1.67%	(5.34)%
	2006	27	14.43	396	2.86%	1.67%	14.81%
Franklin Income Securities (Advantedge ™)
	2010	19	10.67	201	6.45%	1.60%	10.87%
	2009	10	9.63	100	6.82%	1.60%	33.46%
	2008	6	7.21	40	6.12%	1.60%	(27.86)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Franklin Income Securities (AnnuiChoice ™)
	2010	160	$17.96	$2,873	6.56%	1.00%	11.55%
	2009	200	16.10	3,223	7.74%	1.00%	34.24%
	2008	219	11.99	2,629	6.48%	1.00%	(30.36)%
	2007	414	17.22	7,125	3.69%	1.00%	2.69%
	2006	480	16.77	8,052	3.83%	1.00%	17.06%
Franklin Income Securities (AnnuiChoice II ™)
	2010	84	11.33	954	6.70%	1.15%	11.38%
	2009	87	10.17	884	7.66%	1.15%	34.04%
	2008	72	7.59	545	6.09%	1.15%	(30.47)%
	2007	59	10.91	643	2.30%	1.15%	2.58%
	2006	20	10.64	216	0.00%	1.15%	6.43%
Franklin Income Securities (GrandMaster flex3 ™)
	2010	183	17.18	3,149	6.78%	1.55%	10.93%
	2009	225	15.48	3,485	8.30%	1.55%	33.50%
	2008	246	11.60	2,853	6.40%	1.55%	(30.75)%
	2007	395	16.75	6,624	3.63%	1.55%	2.13%
	2006	393	16.40	6,444	3.80%	1.55%	16.41%
Franklin Income Securities (Grandmaster ™)
	2010	164	17.46	2,867	6.65%	1.35%	11.15%
	2009	184	15.71	2,890	6.24%	1.35%	33.77%
	2008	259	11.74	3,044	6.45%	1.35%	(30.61)%
	2007	363	16.92	6,146	3.67%	1.35%	2.36%
	2006	409	16.53	6,755	4.75%	1.35%	16.65%
Franklin Income Securities (IQ Annuity ™)
	2010	192	17.32	3,319	6.55%	1.45%	11.04%
	2009	247	15.59	3,845	8.46%	1.45%	33.63%
	2008	329	11.67	3,834	6.20%	1.45%	(30.68)%
	2007	469	16.83	7,899	3.46%	1.45%	2.27%
	2006	442	16.46	7,279	3.12%	1.45%	16.53%
Franklin Income Securities (Pinnacle Plus ™)
	2010	118	15.17	1,786	6.45%	1.67%	10.79%
	2009	113	13.69	1,550	7.91%	1.67%	33.33%
	2008	144	10.27	1,475	6.38%	1.67%	(30.83)%
	2007	187	14.84	2,782	4.11%	1.67%	2.02%
	2006	181	14.55	2,627	3.68%	1.67%	16.27%
Franklin Income Securities (Pinnacle Plus Reduced M&E ™) (Nov 10, 2010)
	2010	1	10.28	6	0.00%	1.15%	2.78%
Franklin Income Securities (IQ Advisor Enhanced ™)
	2010	1	14.21	11	6.64%	0.80%	11.77%
	2009	1	12.72	10	8.11%	0.80%	34.51%
	2008	1	9.45	7	6.12%	0.80%	(30.22)%
	2007	1	13.55	11	3.55%	0.80%	2.95%
	2006	1	13.16	10	3.76%	0.80%	17.30%
Franklin Income Securities (IQ Advisor Standard ™)
	2010	7	14.41	98	11.69%	0.60%	12.00%
	2009	*—	12.87	4	1.80%	0.60%	34.78%
	2008	*—	9.55	2	9.22%	0.60%	(30.08)%
	2007	*—	13.66	4	5.98%	0.60%	36.56%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Franklin Large Cap Growth Securities (AdvantEdge ™)
	2010	44	$9.74	$431	0.19%	1.60%	9.81%
	2009	2	8.87	19	0.00%	1.60%	27.69%
Franklin Large Cap Growth Securities (AnnuiChoice ™)
	2010	21	13.55	289	0.86%	1.00%	10.47%
	2009	23	12.27	282	1.16%	1.00%	28.44%
	2008	21	9.55	199	3.86%	1.00%	(35.18)%
	2007	25	14.74	376	0.69%	1.00%	5.13%
	2006	25	14.02	353	0.72%	1.00%	9.79%
Franklin Large Cap Growth Securities (AnnuiChoice II ™)
	2010	34	10.40	350	0.78%	1.15%	10.31%
	2009	23	9.43	219	1.38%	1.15%	28.24%
	2008	19	7.35	140	3.02%	1.15%	(35.28)%
	2007	4	11.36	44	0.56%	1.15%	4.96%
	2006	*—	10.82	3	0.00%	1.15%	8.16%
Franklin Large Cap Growth Securities (GrandMaster flex3 ™)
	2010	11	12.96	142	0.78%	1.55%	9.86%
	2009	14	11.80	167	1.38%	1.55%	27.72%
	2008	20	9.24	189	3.75%	1.55%	(35.55)%
	2007	26	14.34	379	0.60%	1.55%	4.56%
	2006	28	13.71	379	0.75%	1.55%	9.18%
Franklin Large Cap Growth Securities (Grandmaster ™)
	2010	5	13.18	64	0.76%	1.35%	10.08%
	2009	3	11.97	39	1.37%	1.35%	27.98%
	2008	3	9.35	31	3.72%	1.35%	(35.42)%
	2007	4	14.48	64	0.57%	1.35%	4.78%
	2006	7	13.82	92	0.82%	1.35%	9.40%
Franklin Large Cap Growth Securities (IQ Annuity ™)
	2010	14	13.07	184	0.82%	1.45%	9.97%
	2009	15	11.88	183	3.20%	1.45%	27.85%
	2008	33	9.30	309	5.70%	1.45%	(35.48)%
	2007	46	14.41	662	0.95%	1.45%	4.71%
	2006	17	13.76	230	0.77%	1.45%	9.29%
Franklin Large Cap Growth Securities (Pinnacle Plus ™)
	2010	40	11.79	471	0.73%	1.67%	9.73%
	2009	24	10.74	253	1.13%	1.67%	27.57%
	2008	21	8.42	180	3.72%	1.67%	(35.63)%
	2007	20	13.08	266	0.69%	1.67%	4.47%
	2006	21	12.52	265	0.71%	1.67%	9.05%
Franklin Large Cap Growth Securities (IQ Advisor Standard ™)
	2010	1	11.49	12	0.83%	0.60%	10.92%
	2009	1	10.36	11	5.45%	0.60%	28.95%
	2008	1	8.03	8	9.37%	0.60%	(34.92)%
	2007	5	12.34	62	0.63%	0.60%	23.43%
Franklin Mutual Shares Securities (Advantedge ™)
	2010	110	9.02	995	1.87%	1.60%	9.42%
	2009	28	8.24	235	2.07%	1.60%	24.06%
	2008	7	6.65	50	6.35%	1.60%	(33.55)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Franklin Mutual Shares Securities (AnnuiChoice ™)
	2010	78	$15.24	$1,190	1.51%	1.00%	10.08%
	2009	95	13.84	1,315	1.99%	1.00%	24.79%
	2008	102	11.09	1,135	3.79%	1.00%	(37.74)%
	2007	248	17.82	4,417	2.03%	1.00%	2.45%
	2006	251	17.39	4,367	2.02%	1.00%	17.20%
Franklin Mutual Shares Securities (AnnuiChoice II ™)
	2010	111	9.41	1,043	1.63%	1.15%	9.92%
	2009	85	8.56	723	1.95%	1.15%	24.60%
	2008	39	6.87	268	4.14%	1.15%	(37.83)%
	2007	29	11.05	324	1.65%	1.15%	2.29%
	2006	4	10.80	41	0.00%	1.15%	8.01%
Franklin Mutual Shares Securities (GrandMaster flex3 ™)
	2010	122	14.58	1,781	1.58%	1.55%	9.47%
	2009	170	13.31	2,262	1.94%	1.55%	24.10%
	2008	199	10.73	2,132	3.53%	1.55%	(38.09)%
	2007	259	17.33	4,492	2.01%	1.55%	1.87%
	2006	244	17.01	4,148	2.07%	1.55%	16.55%
Franklin Mutual Shares Securities (IQ Annuity ™)
	2010	64	14.69	935	1.49%	1.45%	9.58%
	2009	78	13.41	1,043	1.90%	1.45%	24.22%
	2008	106	10.79	1,141	3.59%	1.45%	(38.02)%
	2007	165	17.42	2,880	2.36%	1.45%	1.97%
	2006	167	17.08	2,846	1.99%	1.45%	16.67%
Franklin Mutual Shares Securities (Pinnacle Plus ™)
	2010	72	13.32	962	1.60%	1.67%	9.34%
	2009	77	12.19	932	2.04%	1.67%	23.95%
	2008	81	9.83	795	3.99%	1.67%	(38.16)%
	2007	126	15.90	2,005	2.25%	1.67%	1.73%
	2006	112	15.63	1,743	2.24%	1.67%	16.41%
Franklin Mutual Shares Securities (IQ Advisor Standard ™)
	2010	38	12.78	479	1.52%	0.60%	10.53%
	2009	42	11.57	486	1.95%	0.60%	25.29%
	2008	48	9.23	443	4.28%	0.60%	(37.49)%
	2007	29	14.77	432	2.04%	0.60%	2.82%
	2006	9	14.36	130	0.43%	0.60%	17.67%
Franklin Mutual Shares Securities (Grandmaster ™)
	2010	52	14.81	771	1.55%	1.35%	9.70%
	2009	67	13.50	901	1.37%	1.35%	24.35%
	2008	243	10.86	2,636	3.91%	1.35%	(37.96)%
	2007	306	17.50	5,348	1.86%	1.35%	2.07%
	2006	151	17.15	2,593	1.98%	1.35%	16.79%
Franklin Small Cap Value Securities (Advantedge ™)
	2010	25	11.05	273	0.32%	1.60%	26.17%
	2009	2	8.76	15	0.16%	1.60%	27.12%
	2008	*—	6.89	*—	0.00%	1.60%	(31.10)%
Franklin Small Cap Value Securities (Annuichoice ™)
	2010	15	9.58	141	0.49%	1.00%	26.94%
	2009	5	7.55	41	1.28%	1.00%	27.87%
	2008	19	5.90	110	1.31%	1.00%	(33.69)%
	2007	3	8.90	23	0.00%	1.00%	(10.96)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued)
Franklin Small Cap Value Securities (Annuichoice II ™)
	2010	15	$9.53	$140	0.84%	1.15%	26.75%
	2009	12	7.52	90	1.56%	1.15%	27.67%
	2008	10	5.89	56	1.47%	1.15%	(33.79)%
	2007	4	8.89	31	0.00%	1.15%	(11.05)%
Franklin Small Cap Value Securities (Grandmaster ™)
	2010	14	9.46	133	0.73%	1.35%	26.49%
	2009	7	7.48	51	1.66%	1.35%	27.41%
	2008	7	5.87	41	1.98%	1.35%	(33.92)%
	2007	1	8.88	9	4.52%	1.35%	(11.18)%
Franklin Small Cap Value Securities (Grandmaster flex3 ™)
	2010	8	9.39	73	0.58%	1.55%	26.24%
	2009	2	7.44	15	1.03%	1.55%	27.16%
	2008	1	5.85	3	1.19%	1.55%	(34.06)%
	2007	1	8.87	5	0.00%	1.55%	(11.30)%
Franklin Small Cap Value Securities (IQ Annuuity ™)
	2010	9	9.42	85	0.84%	1.45%	26.37%
	2009	5	7.46	39	1.26%	1.45%	27.28%
	2008	10	5.86	57	3.06%	1.45%	(33.99)%
	2007	*—	8.88	1	0.00%	1.45%	(11.24)%
Franklin Small Cap Value Securities (Pinnacle Plus ™)
	2010	19	9.35	177	0.70%	1.67%	26.08%
	2009	11	7.41	82	1.61%	1.67%	27.00%
	2008	10	5.84	59	2.17%	1.67%	(34.14)%
	2007	1	8.86	12	0.00%	1.67%	(11.37)%
Franklin Small Cap Value Securities (Pinnacle Plus Reduced M&E ™) (Nov 1, 2010)
	2010	*—	11.29	3	0.00%	1.15%	12.86%
Franklin Small Cap Value Securities (IQ Advisor Standard ™)
	2010	5	9.73	46	0.75%	0.60%	27.45%
	2009	5	7.63	36	1.87%	0.60%	28.38%
	2008	3	5.94	17	0.00%	0.60%	(33.42)%
Templeton Foriegn Securities Fund (Advantedge ™)
	2010	40	9.35	377	0.91%	1.60%	6.67%
	2009	6	8.76	51	1.98%	1.60%	34.88%
	2008	2	6.50	14	3.55%	1.60%	(35.02)%
Templeton Foriegn Securities Fund (GrandMaster flex3 ™)
	2010	33	18.23	605	1.71%	1.55%	6.73%
	2009	43	17.08	736	3.50%	1.55%	34.92%
	2008	48	12.66	613	3.63%	1.55%	(41.31)%
	2007	113	21.57	2,438	2.08%	1.55%	13.65%
	2006	89	18.98	1,686	1.20%	1.55%	19.57%
Templeton Foriegn Securities Fund (Grandmaster ™)
	2010	21	18.53	387	1.81%	1.35%	6.95%
	2009	21	17.33	356	3.14%	1.35%	35.19%
	2008	22	12.82	282	3.30%	1.35%	(41.19)%
	2007	34	21.79	743	1.79%	1.35%	13.91%
	2006	29	19.13	560	1.31%	1.35%	19.81%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Templeton Foriegn Securities Fund (Pinnacle Plus ™)
	2010	37	$16.95	$629	1.76%	1.67%	6.60%
	2009	33	15.90	527	3.20%	1.67%	34.76%
	2008	34	11.80	398	3.62%	1.67%	(41.38)%
	2007	22	20.12	449	2.33%	1.67%	13.50%
	2006	20	17.73	356	1.17%	1.67%	19.42%
Templeton Foriegn Securities Fund (Pinnacle Plus Reduced M&E ™) (Nov 10, 2010)
	2010	*—	10.24	2	0.00%	1.15%	2.38%
Templeton Foreign Securities Fund (AnnuiChoice ™)
	2010	47	19.06	897	1.72%	1.00%	7.32%
	2009	54	17.76	960	3.51%	1.00%	35.67%
	2008	63	13.09	829	3.42%	1.00%	(40.98)%
	2007	113	22.18	2,503	2.12%	1.00%	14.32%
	2006	93	19.40	1,809	1.14%	1.00%	20.24%
Templeton Foreign Securities Fund (AnnuiChoice II ™)
	2010	37	10.70	393	1.71%	1.15%	7.16%
	2009	40	9.99	402	2.53%	1.15%	35.47%
	2008	23	7.37	167	3.49%	1.15%	(41.07)%
	2007	13	12.51	163	1.95%	1.15%	14.16%
	2006	5	10.96	56	0.00%	1.15%	9.64%
Templeton Foriegn Securities Fund (IQ Advisor Standard ™)
	2010	2	15.21	32	1.88%	0.60%	7.76%
	2009	2	14.11	31	3.28%	0.60%	36.22%
	2008	2	10.36	23	3.95%	0.60%	(40.74)%
	2007	6	17.48	104	3.13%	0.60%	14.77%
	2006	4	15.23	66	1.49%	0.60%	20.72%
Templeton Growth Securities (Advantedge ™)
	2010	11	8.62	97	1.29%	1.60%	5.68%
	2009	7	8.15	60	2.93%	1.60%	29.04%
	2008	6	6.32	37	2.95%	1.60%	(36.81)%
Templeton Growth Securities (AnnuiChoice ™)
	2010	25	14.88	374	1.25%	1.00%	6.32%
	2009	43	14.00	601	2.97%	1.00%	29.79%
	2008	44	10.79	473	2.12%	1.00%	(42.90)%
	2007	89	18.89	1,683	1.71%	1.00%	1.34%
	2006	195	18.64	3,636	1.38%	1.00%	20.59%
Templeton Growth Securities (AnnuiChoice II ™)
	2010	27	8.74	235	1.36%	1.15%	6.16%
	2009	26	8.24	218	3.14%	1.15%	29.60%
	2008	28	6.36	177	2.25%	1.15%	(42.99)%
	2007	20	11.15	228	1.27%	1.15%	1.17%
	2006	2	11.02	20	0.00%	1.15%	10.21%
Templeton Growth Securities (GrandMaster flex3 ™)
	2010	56	14.24	795	1.34%	1.55%	5.73%
	2009	87	13.47	1,171	3.16%	1.55%	29.07%
	2008	108	10.43	1,127	2.08%	1.55%	(43.22)%
	2007	124	18.37	2,278	1.62%	1.55%	0.73%
	2006	153	18.24	2,793	1.27%	1.55%	19.93%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Templeton Growth Securities (Grandmaster ™)
	2010	24	$14.47	$346	1.48%	1.35%	5.95%
	2009	36	13.66	491	3.30%	1.35%	29.33%
	2008	51	10.56	542	2.04%	1.35%	(43.10)%
	2007	62	18.56	1,151	1.77%	1.35%	0.98%
	2006	256	18.38	4,706	1.83%	1.35%	20.17%
Templeton Growth Securities (IQ Annuity ™)
	2010	51	14.35	725	1.36%	1.45%	5.84%
	2009	57	13.56	779	3.20%	1.45%	29.20%
	2008	74	10.50	779	1.98%	1.45%	(43.16)%
	2007	105	18.47	1,934	1.92%	1.45%	0.85%
	2006	136	18.31	2,492	1.24%	1.45%	20.05%
Templeton Growth Securities (Pinnacle Plus ™)
	2010	38	13.12	501	1.35%	1.67%	5.60%
	2009	41	12.42	510	3.25%	1.67%	28.92%
	2008	48	9.64	461	2.11%	1.67%	(43.29)%
	2007	58	16.99	988	1.72%	1.67%	0.65%
	2006	66	16.88	1,108	1.38%	1.67%	19.78%
Templeton Growth Securities (IQ Advisor Standard ™)
	2010	16	11.98	192	1.35%	0.60%	6.75%
	2009	16	11.23	180	3.20%	0.60%	30.32%
	2008	22	8.61	188	1.56%	0.60%	(42.67)%
Invesco Van Kampen VI Comstock (Advantedge ™)
	2010	45	9.56	431	0.13%	1.60%	13.85%
	2009	45	8.40	378	6.78%	1.60%	26.38%
	2008	2	6.64	13	0.00%	1.60%	(33.55)%
Invesco Van Kampen VI Comstock (AnnuiChoice ™)
	2010	19	15.15	281	0.14%	1.00%	14.54%
	2009	25	13.23	333	4.37%	1.00%	27.12%
	2008	41	10.40	422	2.86%	1.00%	(36.45)%
	2007	53	16.37	872	1.77%	1.00%	(3.31)%
	2006	68	16.93	1,153	2.63%	1.00%	14.89%
Invesco Van Kampen VI Comstock (AnnuiChoice II ™)
	2010	27	9.62	261	0.12%	1.15%	14.37%
	2009	26	8.41	222	5.05%	1.15%	26.93%
	2008	15	6.63	98	2.01%	1.15%	(36.54)%
	2007	5	10.44	54	1.35%	1.15%	(3.50)%
	2006	*—	10.82	4	0.00%	1.15%	8.16%
Invesco Van Kampen VI Comstock (GrandMaster flex3 ™)
	2010	12	14.49	167	0.15%	1.55%	13.91%
	2009	18	12.72	235	4.09%	1.55%	26.42%
	2008	22	10.06	225	3.15%	1.55%	(36.80)%
	2007	41	15.92	654	1.90%	1.55%	(3.86)%
	2006	67	16.56	1,116	2.60%	1.55%	14.25%
Invesco Van Kampen VI Comstock (Grandmaster ™)
	2010	9	14.73	128	0.14%	1.35%	14.14%
	2009	10	12.90	125	4.20%	1.35%	26.68%
	2008	11	10.18	110	2.73%	1.35%	(36.67)%
	2007	16	16.08	254	2.07%	1.35%	(3.64)%
	2006	26	16.69	427	2.90%	1.35%	14.48%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Invesco Van Kampen VI Comstock (IQ Annuity ™)
	2010	26	$14.61	$383	0.19%	1.45%	14.02%
	2009	48	12.81	617	4.25%	1.45%	26.55%
	2008	55	10.12	561	2.79%	1.45%	(36.74)%
	2007	68	16.00	1,096	1.82%	1.45%	(3.78)%
	2006	88	16.63	1,459	2.52%	1.45%	14.37%
Invesco Van Kampen VI Comstock (Pinnacle Plus ™)
	2010	13	13.26	178	0.15%	1.67%	13.77%
	2009	16	11.65	192	4.27%	1.67%	26.26%
	2008	16	9.23	152	2.92%	1.67%	(36.88)%
	2007	21	14.62	309	1.73%	1.67%	(3.94)%
	2006	22	15.22	330	2.54%	1.67%	14.11%
Invesco Van Kampen VI Comstock (IQ Advisor Standard ™)
	2010	4	12.47	49	0.13%	0.60%	15.00%
	2009	4	10.84	44	6.09%	0.60%	27.64%
	2008	2	8.50	14	0.00%	0.60%	(36.19)%
Invesco Van Kampen VI Capital Growth (AdvantEdge ™)
	2010	2	10.74	18	0.00%	1.60%	17.66%
	2009	2	9.13	16	0.00%	1.60%	63.03%
Invesco Van Kampen VI Capital Growth (AnnuiChoice ™)
	2010	2	15.47	31	0.00%	1.00%	18.37%
	2009	7	13.07	97	0.00%	1.00%	63.99%
	2008	1	7.97	4	0.12%	1.00%	(49.63)%
	2007	8	15.82	130	0.00%	1.00%	15.46%
	2006	3	13.70	34	0.00%	1.00%	1.60%
Invesco Van Kampen VI Capital Growth (AnnuiChoice II ™)
	2010	5	12.10	59	0.00%	1.15%	18.19%
	2009	5	10.24	54	0.00%	1.15%	63.74%
	2008	1	6.25	9	0.18%	1.15%	(49.70)%
	2007	1	12.43	9	0.00%	1.15%	15.32%
	2006	1	10.78	7	0.00%	1.15%	7.82%
Invesco Van Kampen VI Capital Growth (GrandMaster flex3 ™)
	2010	3	14.80	48	0.00%	1.55%	17.71%
	2009	3	12.57	43	0.00%	1.55%	63.08%
	2008	*—	7.71	2	0.28%	1.55%	(49.91)%
	2007	6	15.39	96	0.00%	1.55%	14.82%
	2006	7	13.40	92	0.00%	1.55%	1.04%
Invesco Van Kampen VI Capital Growth (Grandmaster ™)
	2010	4	15.04	63	0.00%	1.35%	17.95%
	2009	1	12.75	8	0.00%	1.35%	63.41%
	2008	1	7.80	5	0.19%	1.35%	(49.80)%
	2007	1	15.54	11	0.00%	1.35%	15.04%
	2006	2	13.51	20	0.00%	1.35%	1.24%
Invesco Van Kampen VI Capital Growth (IQ Annuity ™)
	2010	19	14.92	289	0.00%	1.45%	17.83%
	2009	21	12.66	267	0.00%	1.45%	63.24%
	2008	12	7.75	90	0.04%	1.45%	(49.86)%
	2007	4	15.46	69	0.00%	1.45%	14.97%
	2006	*—	13.45	4	0.00%	1.45%	1.14%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Invesco Van Kampen VI Capital Growth (Pinnacle Plus ™)
	2010	4	$13.05	$54	0.00%	1.67%	17.57%
	2009	8	11.10	89	0.00%	1.67%	62.88%
	2008	5	6.81	32	0.16%	1.67%	(49.97)%
	2007	2	13.62	28	0.00%	1.67%	14.72%
	2006	1	11.87	17	0.00%	1.67%	0.92%
Invesco Van Kampen VI Mid Cap Value (AdvantEdge ™)
	2010	29	10.03	288	0.89%	1.60%	20.23%
	2009	6	8.35	50	1.26%	1.60%	36.97%
Invesco Van Kampen VI Mid Cap Value (AnnuiChoice ™) (April 12, 2010)
	2010	3	10.19	30	1.18%	1.00%	20.96%
Invesco Van Kampen VI Mid Cap Value (AnnuiChoice II ™)
	2010	16	10.15	158	0.86%	1.15%	20.78%
	2009	14	8.40	116	0.65%	1.15%	37.56%
	2008	2	6.11	15	37.86%	1.15%	(38.92)%
Invesco Van Kampen VI Mid Cap Value (Grandmaster ™)
	2010	4	10.09	45	0.93%	1.35%	20.53%
	2009	4	8.37	37	1.17%	1.35%	37.28%
	2008	1	6.10	5	0.00%	1.35%	(39.01)%
Invesco Van Kampen VI Mid Cap Value (GrandMaster flex3 ™) (Dec 10, 2010)
	2010	3	10.04	28	0.00%	1.55%	20.29%
Invesco Van Kampen VI Mid Cap Value (IQ Annuity ™)
	2010	9	10.07	95	0.92%	1.45%	20.41%
	2009	5	8.36	38	0.60%	1.45%	37.14%
	2008	6	6.10	39	6.37%	1.45%	(39.05)%
Invesco Van Kampen VI Mid Cap Value (Pinnacle Plus ™) (April 21, 2010)
	2010	*—	10.01	4	1.14%	1.67%	20.14%
Van Kampen UIF Emerging Markets Debt (AdvantEdge ™)
	2010	14	11.62	168	2.46%	1.60%	7.99%
	2009	2	10.76	20	0.00%	1.60%	28.06%
Van Kampen UIF Emerging Markets Debt (AnnuiChoice ™)
	2010	21	12.01	255	4.01%	1.00%	8.65%
	2009	21	11.06	230	7.47%	1.00%	28.81%
	2008	19	8.58	160	9.00%	1.00%	(15.83)%
	2007	13	10.20	129	4.05%	1.00%	2.00%
Van Kampen UIF Emerging Markets Debt (AnnuiChoice II ™)
	2010	20	11.95	237	3.09%	1.15%	8.48%
	2009	37	11.01	404	9.62%	1.15%	28.62%
	2008	11	8.56	97	10.70%	1.15%	(15.96)%
	2007	5	10.19	50	1.74%	1.15%	1.89%
Van Kampen UIF Emerging Markets Debt (Grandmaster ™)
	2010	10	19.99	191	2.58%	1.35%	8.26%
	2009	31	18.47	572	9.75%	1.35%	28.36%
	2008	11	14.39	165	9.47%	1.35%	(16.13)%
	2007	19	17.16	324	6.45%	1.35%	4.93%
	2006	17	16.35	279	8.22%	1.35%	9.31%
Van Kampen UIF Emerging Markets Debt (GrandMaste flex3 ™)
	2010	20	11.77	240	0.82%	1.55%	8.04%
	2009	376	10.89	4,097	10.81%	1.55%	28.10%
	2008	40	8.50	338	9.65%	1.55%	(16.30)%
	2007	54	10.16	554	6.54%	1.55%	1.61%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Van Kampen UIF Emerging Markets Debt (IQ Annuity ™)
	2010	17	$19.83	$336	2.91%	1.45%	8.15%
	2009	29	18.34	530	9.11%	1.45%	28.23%
	2008	22	14.30	311	9.84%	1.45%	(16.22)%
	2007	25	17.07	426	8.04%	1.45%	4.85%
	2006	6	16.28	104	7.69%	1.45%	9.20%
Van Kampen UIF Emerging Markets Debt (Pinnacle Plus ™)
	2010	18	17.18	307	3.85%	1.67%	7.91%
	2009	16	15.92	256	8.04%	1.67%	27.94%
	2008	18	12.44	225	10.21%	1.67%	(16.40)%
	2007	15	14.88	222	6.65%	1.67%	4.60%
	2006	10	14.23	135	10.03%	1.67%	8.96%
Van Kampen UIF Emerging Markets Debt (IQ Advisor Standard ™)
	2010	1	16.47	10	4.05%	0.60%	9.08%
	2009	1	15.10	9	7.82%	0.60%	29.33%
	2008	1	11.67	8	1.16%	0.60%	(15.49)%
	2007	1	13.81	20	13.06%	0.60%	38.11%
Van Kampen UIF Emerging Markets Equity (Advantedge ™)
	2010	37	9.14	334	0.46%	1.60%	17.05%
	2009	17	7.81	129	0.00%	1.60%	67.44%
	2008	5	4.66	24	7.75%	1.60%	(53.38)%
Van Kampen UIF Emerging Markets Equity (AnnuiChoice ™)
	2010	13	37.34	504	0.57%	1.00%	17.76%
	2009	23	31.71	729	0.00%	1.00%	68.42%
	2008	21	18.83	393	7.49%	1.00%	(57.18)%
	2007	42	43.96	1,841	0.80%	1.00%	39.04%
	2006	31	31.62	982	0.71%	1.00%	35.80%
Van Kampen UIF Emerging Markets Equity (AnnuiChoice II ™)
	2010	29	14.07	413	0.55%	1.15%	17.58%
	2009	18	11.97	217	0.00%	1.15%	68.16%
	2008	13	7.12	95	9.27%	1.15%	(57.24)%
	2007	2	16.65	41	0.80%	1.15%	38.83%
	2006	*—	11.99	5	0.00%	1.15%	19.89%
Van Kampen UIF Emerging Markets Equity (GrandMaster flex3 ™)
	2010	13	35.72	468	0.63%	1.55%	17.11%
	2009	21	30.50	653	0.00%	1.55%	67.48%
	2008	32	18.21	587	7.48%	1.55%	(57.42)%
	2007	32	42.76	1,355	0.87%	1.55%	38.30%
	2006	30	30.92	942	0.62%	1.55%	35.05%
Van Kampen UIF Emerging Markets Equity (Grandmaster ™)
	2010	13	36.30	461	0.56%	1.35%	17.34%
	2009	12	30.93	377	0.00%	1.35%	67.82%
	2008	16	18.43	286	8.14%	1.35%	(57.33)%
	2007	14	43.19	611	0.91%	1.35%	38.53%
	2006	13	31.18	403	0.69%	1.35%	35.32%
Van Kampen UIF Emerging Markets Equity (IQ Annuity ™)
	2010	17	36.00	608	0.59%	1.45%	17.22%
	2009	25	30.71	755	0.00%	1.45%	67.65%
	2008	21	18.32	383	6.39%	1.45%	(57.37)%
	2007	67	42.98	2,863	0.69%	1.45%	38.41%
	2006	35	31.05	1,094	1.10%	1.45%	35.19%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus ™)
	2010	15	$31.07	$475	0.57%	1.67%	16.96%
	2009	17	26.56	465	0.00%	1.67%	67.28%
	2008	16	15.88	260	8.25%	1.67%	(57.47)%
	2007	19	37.33	724	0.86%	1.67%	38.12%
	2006	12	27.03	326	0.73%	1.67%	34.89%
Van Kampen UIF Emerging Markets Equity (Pinnacle Plus reduced M&E ™) (Nov 10, 2010)
	2010	*—	10.27	2	0.00%	1.15%	2.68%
Van Kampen UIF Emerging Markets Equity (IQ Advisor Standard ™)
	2010	3	26.03	90	0.79%	0.60%	18.23%
	2009	7	22.02	150	0.00%	0.60%	69.10%
	2008	*—	13.02	2	2.34%	0.60%	(57.00)%
	2007	4	30.28	131	0.40%	0.60%	39.62%
	2006	1	21.69	20	0.00%	0.60%	36.35%
Van Kampen UIF U.S. Real Estate (Advantedge ™)
	2010	18	9.92	175	1.48%	1.60%	27.46%
	2009	3	7.78	26	1.59%	1.60%	26.47%
	2008	1	6.15	3	0.00%	1.60%	(38.46)%
Van Kampen UIF U.S. Real Estate (AnnuiChoice ™)
	2010	63	7.72	483	1.79%	1.00%	28.23%
	2009	63	6.02	382	3.03%	1.00%	27.21%
	2008	63	4.73	296	9.91%	1.00%	(38.68)%
	2007	55	7.72	421	2.09%	1.00%	(22.80)%
Van Kampen UIF U.S Real Estate (AnnuiChoice II ™)
	2010	34	7.68	258	2.12%	1.15%	28.04%
	2009	33	6.00	195	2.82%	1.15%	27.02%
	2008	35	4.72	165	11.68%	1.15%	(38.77)%
	2007	8	7.71	59	2.72%	1.15%	(22.88)%
Van Kampen UIF U. S. Real Estate (Pinnacle Plus ™)
	2010	20	19.09	390	1.76%	1.67%	27.37%
	2009	21	14.99	318	2.80%	1.67%	26.35%
	2008	21	11.86	255	8.97%	1.67%	(39.09)%
	2007	31	19.48	603	2.04%	1.67%	(18.67)%
	2006	30	23.95	723	1.23%	1.67%	35.38%
Van Kampen UIF U. S. Real Estate (Pinnacle Plus Reduced M&E ™)
	2010	*—	10.35	1	0.00%	1.15%	3.51%
Van Kampen UIF U.S. Real Estate (Grandmaster ™)
	2010	12	22.40	258	1.79%	1.35%	27.78%
	2009	10	17.53	177	2.69%	1.35%	26.76%
	2008	16	13.83	228	8.81%	1.35%	(38.90)%
	2007	25	22.63	568	2.04%	1.35%	(18.38)%
	2006	39	27.73	1,095	1.28%	1.35%	35.82%
Van Kampen UIF U.S. Real Estate (Grandmaster flex3 ™)
	2010	17	7.57	130	1.99%	1.55%	27.52%
	2009	24	5.93	145	2.22%	1.55%	26.50%
	2008	60	4.69	279	9.34%	1.55%	(39.02)%
	2007	64	7.69	494	2.20%	1.55%	(23.09)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class 2 (continued):
Van Kampen UIF U.S. Real Estate (IQ Annuity ™)
	2010	15	$22.22	$340	1.89%	1.45%	27.65%
	2009	16	17.41	284	2.85%	1.45%	26.63%
	2008	21	13.75	290	14.35%	1.45%	(38.96)%
	2007	21	22.52	482	2.30%	1.45%	(18.47)%
	2006	30	27.62	837	1.25%	1.45%	35.68%
Van Kampen UIF U.S. Real Estate (IQ Advisor Standard ™)
	2010	16	17.75	279	1.95%	0.60%	28.75%
	2009	16	13.79	220	2.86%	0.60%	27.72%
	2008	16	10.79	169	11.21%	0.60%	(38.43)%
	2007	18	17.53	323	1.94%	0.60%	(17.77)%
	2006	8	21.32	176	0.74%	0.60%	36.84%
Non-Affiliated Class B:
DWS Small Cap Index (AnnuiChoice ™)
	2010	25	15.20	382	0.66%	1.00%	24.85%
	2009	33	12.17	404	1.61%	1.00%	25.01%
	2008	45	9.74	435	2.63%	1.00%	(34.99)%
	2007	51	14.98	770	1.10%	1.00%	(3.13)%
	2006	61	15.46	943	0.55%	1.00%	16.02%
DWS Small Cap Index (AnnuiChoice II ™)
	2010	20	10.65	216	0.63%	1.15%	24.66%
	2009	10	8.54	84	1.02%	1.15%	24.82%
	2008	3	6.84	22	2.87%	1.15%	(35.08)%
	2007	2	10.54	26	1.06%	1.15%	(3.26)%
	2006	*—	10.90	4	0.00%	1.15%	9.03%
DWS Small Cap Index (Grandmaster ™)
	2010	9	13.30	118	0.65%	1.35%	24.41%
	2009	8	10.69	88	1.60%	1.35%	24.57%
	2008	11	8.58	91	2.65%	1.35%	(35.22)%
	2007	11	13.25	144	1.07%	1.35%	(3.52)%
	2006	7	13.73	101	0.14%	1.35%	15.61%
DWS Small Cap Index (GrandMaster flex3 ™)
	2010	8	14.37	118	0.62%	1.55%	24.16%
	2009	12	11.58	137	1.55%	1.55%	24.31%
	2008	16	9.31	145	2.36%	1.55%	(35.35)%
	2007	12	14.40	174	1.31%	1.55%	(3.66)%
	2006	22	14.95	335	0.54%	1.55%	15.38%
DWS Small Cap Index (IQ3 ™)
	2010	25	14.49	361	0.65%	1.45%	24.28%
	2009	36	11.66	421	1.83%	1.45%	24.44%
	2008	37	9.37	346	2.58%	1.45%	(35.28)%
	2007	37	14.48	534	0.99%	1.45%	(3.56)%
	2006	43	15.01	646	0.56%	1.45%	15.50%
DWS Small Cap Index (Pinnacle Plus ™)
	2010	7	15.05	112	0.66%	1.67%	24.00%
	2009	9	12.13	114	1.43%	1.67%	24.16%
	2008	8	9.77	82	2.48%	1.67%	(35.43)%
	2007	12	15.13	188	1.00%	1.67%	(3.79)%
	2006	11	15.73	168	0.53%	1.67%	15.24%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated Class B (continued):
DWS Small Cap Index (IQ Advisor Standard ™)
	2010	1	$13.35	$19	0.64%	0.60%	25.35%
	2009	1	10.65	16	1.56%	0.60%	25.51%
	2008	2	8.48	13	0.00%	0.60%	(34.72)%
Columbia VIT Mid Cap Value (AdvantEdge ™)
	2010	6	15.65	94	0.61%	1.60%	21.00%
	2009	1	12.93	11	0.00%	1.60%	29.33%
Columbia VIT Mid Cap Value (AnnuiChoice ™)
	2010	2	15.81	33	1.23%	1.00%	21.74%
	2009	1	12.99	8	0.00%	1.00%	29.86%
Columbia VIT Mid Cap Value (AnnuiChoice II ™)
	2010	1	15.77	8	1.06%	1.15%	21.55%
	2009	1	12.97	7	0.00%	1.15%	29.72%
Columbia VIT Mid Cap Value (Grandmaster ™) (Jan 11, 2010)
	2010	5	15.72	76	1.41%	1.35%	21.31%
Columbia VIT Mid Cap Value (Grandmaster flex3 ™)
	2010	1	15.66	10	1.75%	1.55%	21.06%
	2009	*—	12.94	1	2.16%	1.55%	29.37%
Columbia VIT Mid Cap Value (Pinnacle Plus ™) (May 17, 2010)
	2010	10	15.63	151	0.25%	1.67%	20.91%
Columbia VIT Small Cap Value (AdvantEdge ™)
	2010	9	15.55	142	0.85%	1.60%	24.44%
	2009	1	12.50	6	0.00%	1.60%	24.97%
Columbia VIT Small Cap Value (AnnuiChoice ™)
	2010	6	15.71	91	1.07%	1.00%	25.20%
	2009	5	12.55	62	0.00%	1.00%	25.48%
Columbia VIT Small Cap Value (AnnuiChoice II ™)
	2010	3	15.67	50	1.07%	1.15%	25.01%
	2009	2	12.53	28	0.00%	1.15%	25.35%
Columbia VIT Small Cap Value (Grandmaster flex3 ™)
	2010	2	15.56	32	1.02%	1.55%	24.51%
	2009	2	12.50	26	0.15%	1.55%	25.01%
Columbia VIT Small Cap Value (Grandmaster ™)
	2010	1	15.62	9	1.11%	1.35%	24.76%
	2009	*—	12.52	*—	0.00%	1.35%	25.18%
Columbia VIT Small Cap Value (Pinnacle Plus ™) (Jan 28, 2010)
	2010	3	15.53	52	0.79%	1.67%	24.36%
Advisor Class:
Pimco VIT All Asset (AdvantEdge ™)
	2010	5	11.01	52	6.89%	1.60%	11.20%
	2009	3	9.90	29	23.40%	1.60%	19.51%
Pimco VIT All Asset (AnnuiChoice ™)
	2010	8	11.10	86	6.41%	1.00%	11.88%
	2009	5	9.92	50	6.39%	1.00%	20.21%
	2008	8	8.25	63	10.07%	1.00%	(17.50)%
Pimco VIT All Asset (AnnuiChoice II ™)
	2010	10	11.14	112	6.60%	1.15%	11.71%
	2009	9	9.98	94	7.23%	1.15%	20.03%
	2008	8	8.31	67	8.88%	1.15%	(16.88)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Advisor Class (continued):
Pimco VIT All Asset (Grandmaster ™)
	2010	31	$10.99	$340	10.18%	1.35%	11.48%
	2009	11	9.86	112	9.99%	1.35%	19.79%
	2008	1	8.23	12	8.20%	1.35%	(17.70)%
Pimco VIT All Asset (GrandMaster flex3 ™)
	2010	25	10.93	277	7.28%	1.55%	11.25%
	2009	13	9.83	130	6.93%	1.55%	19.55%
	2008	7	8.22	54	10.02%	1.55%	(17.81)%
Pimco VIT All Asset (IQ Annuity ™)
	2010	12	10.96	128	6.54%	1.45%	11.37%
	2009	10	9.84	94	8.18%	1.45%	19.67%
	2008	2	8.22	16	8.98%	1.45%	(17.75)%
Pimco VIT Commodity Real Return Strategy (Advantedge ™)
	2010	49	8.17	398	18.67%	1.60%	22.26%
	2009	12	6.68	77	17.46%	1.60%	39.38%
	2008	1	4.79	6	6.68%	1.60%	(52.08)%
Pimco VIT Commodity Real Return Strategy (AnnuiChoice ™)
	2010	29	8.23	235	16.79%	1.00%	23.01%
	2009	29	6.69	194	12.69%	1.00%	40.20%
	2008	22	4.77	106	7.31%	1.00%	(52.26)%
Pimco VIT Commodity Real Return Strategy (AnnuiChoice II ™)
	2010	34	8.26	279	17.10%	1.15%	22.82%
	2009	33	6.73	220	13.08%	1.15%	39.99%
	2008	23	4.81	111	9.14%	1.15%	(51.93)%
Pimco VIT Commodity Real Return Strategy (Grandmaster ™)
	2010	24	8.16	199	19.12%	1.35%	22.57%
	2009	13	6.65	86	17.38%	1.35%	39.71%
	2008	2	4.76	9	6.98%	1.35%	(52.37)%
Pimco VIT Commodity Real Return Strategy (GrandMaster flex3 ™)
	2010	47	8.11	384	17.23%	1.55%	22.33%
	2009	42	6.63	281	14.08%	1.55%	39.42%
	2008	15	4.76	72	11.25%	1.55%	(52.44)%
Pimco VIT Commodity Real Return Strategy (IQ Annuity ™)
	2010	116	8.13	944	12.98%	1.45%	22.45%
	2009	180	6.64	1,196	33.95%	1.45%	39.56%
	2008	14	4.76	68	4.46%	1.45%	(52.41)%
Pimco VIT Commodity Real Return Strategy (Pinnacle Plus ™)
	2010	21	8.09	170	17.03%	1.67%	22.18%
	2009	20	6.62	131	17.74%	1.67%	39.25%
	2008	3	4.75	15	6.69%	1.67%	(52.48)%
Pimco VIT Low Duration (Advantedge ™) (February 4, 2010)
	2010	5	11.13	59	2.11%	1.60%	3.50%
Pimco VIT Low Duration (AnnuiChoice ™)
	2010	27	11.35	311	1.82%	1.00%	4.13%
	2009	25	10.90	276	7.51%	1.00%	12.08%
	2008	3	9.72	28	6.66%	1.00%	(2.78)%
Pimco VIT Low Duration (AnnuiChoice II ™)
	2010	74	11.27	838	1.83%	1.15%	3.98%
	2009	55	10.84	597	10.55%	1.15%	11.91%
	2008	1	9.68	14	6.77%	1.15%	(3.16)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Advisor Class (continued):
Pimco VIT Low Duration (GrandMaster ™)
	2010	29	$11.24	$330	1.69%	1.35%	3.77%
	2009	24	10.83	265	7.82%	1.35%	11.68%
Pimco VIT Low Duration (GrandMaster flex3 ™)
	2010	26	11.18	295	1.46%	1.55%	3.56%
	2009	15	10.80	164	7.50%	1.55%	11.46%
	2008	7	9.69	71	5.69%	1.55%	(3.14)%
Pimco VIT Low Duration (IQ Annuity ™)
	2010	72	11.21	808	1.84%	1.45%	3.66%
	2009	31	10.81	337	6.73%	1.45%	11.57%
	2008	17	9.69	169	4.58%	1.45%	(3.08)%
Pimco VIT Low Duration (Pinnacle Plus ™)
	2010	12	11.14	136	1.64%	1.67%	3.43%
	2009	6	10.77	66	6.22%	1.67%	11.32%
	2008	4	9.68	42	7.74%	1.67%	(3.22)%
Pimco VIT Real Return (Advantedge ™)
	2010	8	11.01	87	2.70%	1.60%	6.27%
	2009	2	10.36	16	6.56%	1.60%	16.38%
	2008	2	8.90	14	3.58%	1.60%	(11.00)%
Pimco VIT Real Return (AnnuiChoice ™)
	2010	42	11.19	467	2.04%	1.00%	6.92%
	2009	50	10.47	525	8.65%	1.00%	17.06%
	2008	13	8.94	116	3.52%	1.00%	(10.56)%
Pimco VIT Real Return (AnnuiChoice II ™)
	2010	20	11.14	225	2.08%	1.15%	6.76%
	2009	25	10.44	257	8.96%	1.15%	16.88%
	2008	10	8.93	92	3.55%	1.15%	(10.72)%
Pimco VIT Real Return (IQ Annuity ™)
	2010	20	11.06	222	2.09%	1.45%	6.43%
	2009	23	10.39	240	5.03%	1.45%	16.53%
	2008	71	8.92	632	3.45%	1.45%	(10.83)%
Pimco VIT Real Return (Grandmaster ™)
	2010	16	11.09	179	2.04%	1.35%	6.54%
	2009	25	10.41	257	7.07%	1.35%	16.65%
	2008	17	8.92	153	3.70%	1.35%	(10.77)%
Pimco VIT Real Return (GrandMaster flex3 ™)
	2010	25	11.03	272	2.36%	1.55%	6.33%
	2009	10	10.37	108	6.68%	1.55%	16.41%
	2008	19	8.91	168	3.58%	1.55%	(10.89)%
Pimco VIT Real Return (Pinnacle Plus ™)
	2010	14	10.99	156	2.97%	1.67%	6.20%
	2009	9	10.35	90	6.13%	1.67%	16.27%
	2008	11	8.90	96	3.63%	1.67%	(10.97)%
Pimco VIT Total Return (Advantedge ™)
	2010	257	12.08	3,105	7.11%	1.60%	6.27%
	2009	52	11.37	588	7.18%	1.60%	12.13%
	2008	15	10.14	155	5.79%	1.60%	1.39%
Pimco VIT Total Return (AnnuiChoice ™)
	2010	116	12.10	1,408	4.72%	1.00%	6.92%
	2009	126	11.32	1,421	6.70%	1.00%	12.79%
	2008	108	10.04	1,080	8.64%	1.00%	0.36%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Advisor Class (continued):
Pimco VIT Total Return (AnnuiChoice II ™)
	2010	116	$12.23	$1,421	5.28%	1.15%	6.76%
	2009	104	11.45	1,192	7.18%	1.15%	12.62%
	2008	17	10.17	173	7.37%	1.15%	1.70%
Pimco VIT Total Return (IQ Annuity ™)
	2010	128	11.96	1,534	4.67%	1.45%	6.44%
	2009	113	11.23	1,270	6.85%	1.45%	12.27%
	2008	84	10.01	837	6.48%	1.45%	0.05%
Pimco VIT Total Return (Grandmaster ™)
	2010	174	11.99	2,084	5.04%	1.35%	6.54%
	2009	180	11.25	2,031	6.63%	1.35%	12.39%
	2008	26	10.01	261	5.30%	1.35%	0.12%
Pimco VIT Total Return (GrandMaster flex3 ™)
	2010	82	11.92	981	3.40%	1.55%	6.33%
	2009	235	11.21	2,638	6.86%	1.55%	12.16%
	2008	71	10.00	710	8.13%	1.55%	(0.02)%
Pimco VIT Total Return (Pinnacle Plus ™)
	2010	47	11.89	557	5.20%	1.67%	6.20%
	2009	42	11.19	466	6.60%	1.67%	12.02%
	2008	47	9.99	469	9.36%	1.67%	(0.10)%
Investor Class:
Rydex SGI VT Multi-Hedge Strategies (Advantedge ™)
	2010	3	8.35	28	0.00%	1.60%	4.48%
	2009	1	7.99	12	1.21%	1.60%	(4.81)%
	2008	1	8.39	10	0.70%	1.60%	(16.09)%
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice ™)
	2010	6	8.36	52	0.00%	1.00%	5.12%
	2009	7	7.96	56	1.01%	1.00%	(4.25)%
	2008	8	8.31	69	1.16%	1.00%	(16.90)%
Rydex SGI VT Multi-Hedge Strategies (AnnuiChoice II ™)
	2010	9	8.45	78	0.00%	1.15%	4.96%
	2009	8	8.05	66	1.28%	1.15%	(4.40)%
	2008	4	8.42	36	1.83%	1.15%	(15.82)%
Rydex SGI VT Multi-Hedge Strategies (Grandmaster ™)
	2010	3	8.29	23	0.00%	1.35%	4.75%
	2009	3	7.91	24	0.59%	1.35%	(4.59)%
	2008	*—	8.29	1	2.41%	1.35%	(17.09)%
Rydex SGI VT Multi-Hedge Strategies (Grandmaster flex3 ™)
	2010	2	8.24	17	0.00%	1.55%	4.54%
	2009	1	7.88	11	1.86%	1.55%	(4.78)%
Rydex SGI VT Multi-Hedge Strategies (IQ Annuity ™)
	2010	3	8.26	25	0.00%	1.45%	4.64%
	2009	8	7.90	60	1.26%	1.45%	(4.69)%
	2008	6	8.28	52	0.13%	1.45%	(17.15)%
Rydex SGI VT Multi-Hedge Strategies (Pinnacle Plus ™)
	2010	3	8.21	22	0.00%	1.67%	4.41%
	2009	1	7.87	9	1.89%	1.67%	(4.90)%
Rydex SGI VT Alternative Strategies Allocation (Grandmaster flex3 ™)
	2010	1	9.62	10	0.24%	1.55%	(2.15)%
	2009	1	9.83	11	0.00%	1.55%	(0.71)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Investor Class (continued):
Rydex SGI VT Alternative Strategies Allocation (AdvantEdge ™)
	2010	14	$9.61	$134	0.22%	1.60%	(2.20)%
	2009	13	9.82	130	0.00%	1.60%	(0.74)%
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice ™) (Jan 27, 2010)
	2010	1	9.73	6	0.25%	1.00%	(1.60)%
Rydex SGI VT Alternative Strategies Allocation (AnnuiChoice II ™)
	2010	10	9.70	102	0.25%	1.15%	(1.75)%
	2009	9	9.87	92	0.00%	1.15%	(0.31)%
Rydex SGI VT Alternative Strategies Allocation (Grandmaster flex3 ™)
	2010	2	9.66	20	0.24%	1.35%	(1.95)%
	2009	2	9.85	21	0.00%	1.35%	(0.51)%
Rydex SGI VT Alternative Strategies Allocation (IQ Annuity ™)
	2010	1	9.64	5	0.37%	1.45%	(2.05)%
	2009	*—	9.84	1	0.00%	1.45%	(0.61)%
Rydex SGI VT Alternative Strategies Allocation (Pinnacle Plus ™) (Nov 4, 2010)
	2010	*—	9.59	*—	1.72%	1.67%	(2.27)%
Rydex SGI VT U.S. Long Short Momentum (Advantedge ™)
	2010	3	9.11	25	0.00%	1.60%	9.43%
	2009	3	8.32	24	0.19%	1.60%	25.29%
	2008	*—	6.64	2	0.55%	1.60%	(33.57)%
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice ™)
	2010	4	8.99	36	0.00%	1.00%	10.10%
	2009	5	8.17	38	0.09%	1.00%	26.02%
	2008	13	6.48	83	0.45%	1.00%	(35.17)%
Rydex SGI VT U.S. Long Short Momentum (AnnuiChoice II ™)
	2010	3	9.22	31	0.00%	1.15%	9.93%
	2009	3	8.38	22	0.14%	1.15%	25.83%
	2008	*—	6.66	2	0.81%	1.15%	(33.37)%
Rydex SGI VT U.S. Long Short Momentum (IQ Annuity ™)
	2010	4	8.89	37	0.00%	1.45%	9.60%
	2009	7	8.11	59	0.10%	1.45%	25.45%
	2008	6	6.46	41	0.48%	1.45%	(35.37)%
Rydes VT U.S. Long Short Momentum (Grandmaster ™)
	2010	*—	8.91	3	0.00%	1.35%	9.71%
	2009	*—	8.12	4	0.11%	1.35%	25.58%
Rydex SGI VT U.S. Long Short Momentum (GrandMaster flex3 ™)
	2010	1	8.86	12	0.00%	1.55%	9.49%
	2009	1	8.09	11	0.08%	1.55%	25.32%
	2008	2	6.46	11	0.31%	1.55%	(35.41)%
Rydex SGI VT U.S. Long Short Momentum (Pinnacle Plus ™)
	2010	2	8.83	13	0.00%	1.67%	9.35%
	2009	2	8.08	12	0.07%	1.67%	25.17%
	2008	2	6.45	10	0.36%	1.67%	(35.47)%
Rydex SGI VT Managed Futures Strategies (AdvantEdge ™)
	2010	21	8.53	175	0.00%	1.60%	(5.08)%
	2009	6	8.98	58	0.00%	1.60%	(5.53)%
Rydex SGI VT Managed Futures Strategies (AnnuiChoice ™)
	2010	1	8.63	10	0.00%	1.00%	(4.50)%
	2009	— *	9.04	— *	0.00%	1.00%	(4.97)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

Separate Account I

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Investor Class (continued):
Rydex SGI VT Managed Futures Strategies (AnnuiChoice II ™)
	2010	7	$8.61	$60	0.00%	1.15%	(4.64)%
	2009	6	9.02	52	0.00%	1.15%	(5.12)%
Rydex SGI VT Managed Futures Strategies (Grandmaster flex3 ™)
	2010	*—	8.57	4	0.00%	1.35%	(4.84)%
	2009	2	9.00	14	0.00%	1.35%	(5.31)%
Rydex SGI VT Managed Futures Strategy (IQ Annuity ™)
	2010	6	8.55	55	0.00%	1.45%	(4.93)%
	2009	7	8.99	66	0.00%	1.45%	(5.41)%
	2008	3	9.51	25	0.00%	1.45%	(4.92)%
Rydex SGI VT Managed Futures Strategy (Pinnacle Plus ™)
	2010	*—	8.51	1	0.00%	1.67%	(5.15)%
	2009	1	8.97	12	0.00%	1.67%	(5.62)%
	2008	2	9.51	22	0.00%	1.67%	(4.95)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

FINANCIAL STATEMENTS

Separate Account II of Integrity Life Insurance Company

Year Ended December 31, 2010

With Report of Independent Registered Public
Accounting Firm

Separate Account II

of

Integrity Life Insurance Company

Financial Statements

Year Ended December 31, 2010

Report of Independent Registered Public Accounting Firm

The Contract Owners of Separate Account II of Integrity Life Insurance Company and
The Board of Directors of Integrity Life Insurance Company

We have audited the accompanying statements of assets and liabilities of Separate Account II of Integrity Life Insurance Company (the Separate Account), comprised of the separate account divisions described in Note 1 to the financial statements, as of December 31, 2010, and the related statements of operations for the year then ended and changes in net assets for each of the two years in the period then ended. These financial statements are the responsibility of the Separate Account’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Separate Account’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Separate Account’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures also included confirmation of investments owned as of December 31, 2010, by correspondence with the fund companies, or their transfer agents, as applicable. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the respective divisions constituting Separate Account II of Integrity Life Insurance Company at December 31, 2010, and the results of their operations and the changes in their net assets for the periods described above, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Cincinnati, Ohio

April 25, 2011

1

Separate Account II

of

Integrity Life Insurance Company

Statements of Assets and Liabilities

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at fair value	of Integrity	Net Assets	Unit Value	Units Outstanding
Affiliated:
Touchstone Aggressive ETF (Pinnacle IV ™)	$1,429,629	$—	$1,429,629	$11.47	124,644
Touchstone Aggressive ETF (Pinnacle ™)	576,663	—	576,663	11.54	49,967
Touchstone Aggressive ETF (Pinnacle V ™)	1,230,160	1	1,230,161	14.05	87,560
Touchstone Baron Small Cap (Pinnacle IV ™)	2,786,684	—	2,786,684	18.54	150,270
Touchstone Baron Small Cap (Pinnacle V ™)	658,574	1	658,575	10.18	64,720
Touchstone Baron Small Cap (Pinnacle ™)	1,982,710	—	1,982,710	33.60	59,006
Touchstone Conservative ETF (Pinnacle IV ™)	1,975,927	1	1,975,928	12.11	163,198
Touchstone Conservative ETF (Pinnacle ™)	240,807	—	240,807	12.18	19,766
Touchstone Conservative ETF Fund (Pinnacle V ™)	1,175,808	1	1,175,809	12.06	97,493
Touchstone Core Bond (Pinnacle IV ™)	1,042,694	(4)	1,042,690	13.28	78,489
Touchstone Core Bond (Pinnacle ™)	692,566	1	692,567	13.40	51,678
Touchstone Core Bond (PinnacleV ™)	664,370	—	664,370	11.77	56,469
Touchstone Enhanced ETF (Pinnacle IV ™)	1,049,301	1	1,049,302	11.44	91,749
Touchstone Enhanced ETF (Pinnacle ™)	285,373	(5)	285,368	11.51	24,798
Touchstone Enhanced ETF (Pinnacle V ™)	246,662	(1)	246,661	13.83	17,840
Touchstone GMAB Aggressive ETF (Pinnacle IV ™)	622,725	(1)	622,724	13.93	44,707
Touchstone GMAB Aggressive ETF (Pinnacle V ™)	636,736	—	636,736	13.91	45,791
Touchstone GMAB Conservative ETF (Pinnacle IV ™)	663,522	(5)	663,517	11.96	55,491
Touchstone GMAB Conservative ETF (Pinnacle V ™)	534,851	—	534,851	11.94	44,808
Touchstone GMAB Moderate ETF (Pinnacle IV ™)	1,216,697	—	1,216,697	13.02	93,438
Touchstone GMAB Moderate ETF(Pinnacle V ™)	1,190,051	—	1,190,051	13.00	91,550
Touchstone High Yield (Pinnacle IV ™)	6,922,840	(1)	6,922,839	16.72	414,122
Touchstone High Yield (Pinnacle ™)	1,507,230	(1)	1,507,229	16.86	89,374
Touchstone High Yield (PinnacleV ™)	8,272,347	2	8,272,349	11.56	715,698
Touchstone Large Cap Core Equity (Pinnacle IV ™)	7,200,276	(5)	7,200,271	11.76	612,510
Touchstone Large Cap Core Equity (Pinnacle ™)	7,789,760	(6)	7,789,754	11.86	656,872
Touchstone Large Cap Core Equity (PinnacleV ™)	5,041,182	4	5,041,186	8.15	618,294
Touchstone Mid Cap Growth (Pinnacle IV ™)	1,782,482	(7)	1,782,475	17.59	101,319
Touchstone Mid Cap Growth (Pinnacle ™)	787,235	(2)	787,233	17.75	44,357
Touchstone Mid Cap Growth (PinnacleV ™)	1,219,503	(6)	1,219,497	9.90	123,146
Touchstone Moderate ETF (Pinnacle IV ™)	4,623,678	—	4,623,678	11.86	389,734
Touchstone Moderate ETF (Pinnacle V ™)	3,503,722	1	3,503,723	10.18	344,098
Touchstone Moderate ETF (Pinnacle ™)	685,340	(2)	685,338	11.94	57,411
Touchstone Money Market (Pinnacle V ™)	3,278,278	2	3,278,280	9.79	334,703
Touchstone Money Market (Pinnacle IV ™)	4,616,908	18	4,616,926	10.79	427,834
Touchstone Money Market (Pinnacle ™)	4,684,442	(4)	4,684,438	10.89	430,303
Touchstone Third Avenue Value (Pinnacle IV ™)	5,121,792	(6)	5,121,786	16.46	311,143
Touchstone Third Avenue Value (Pinnacle V ™)	1,103,390	2	1,103,392	8.32	132,550
Touchstone Third Avenue Value (Pinnacle ™)	8,164,810	—	8,164,810	49.55	164,778
Non-Affiliated:
Van Kampen UIF Emerging Markets Debt (Pinnacle ™)	757,256	—	757,256	21.75	34,823
Van Kampen UIF U.S. Real Estate (Pinnacle ™)	1,517,784	(4)	1,517,780	27.41	55,383
Non-Affiliated Initial Class:
Fidelity VIP Balanced (Pinnacle ™)	1,995,483	3	1,995,486	10.68	186,802
Fidelity VIP Overseas (Pinnacle IV ™)	261,207	1	261,208	8.15	32,059
Fidelity VIP Overseas (Pinnacle ™)	372,860	(1)	372,859	8.18	45,592
Fidelity VIP Equity-Income (Pinnacle ™)	3,124,301	(1)	3,124,300	13.83	225,904
Fidelity VIP II Contrafund (Pinnacle ™)	8,643,692	(17)	8,643,675	20.38	424,096
Fidelity VIP II Index 500 (Pinnacle IV ™)	260,051	4	260,055	8.66	30,043
Fidelity VIP II Index 500 (Pinnacle ™)	3,216,888	13	3,216,901	8.69	370,247
Fidelity VIP II Investment Grade Bond (Pinnacle IV ™)	2,027,878	(7)	2,027,871	11.73	172,843
Fidelity VIP II Investment Grade Bond (Pinnacle ™)	3,003,916	2	3,003,918	11.78	255,082
Non-Affiliated Service Class:
Fidelity VIP Growth (Pinnacle ™)	717,065	1	717,066	9.14	78,453
Fidelity VIP III Mid Cap (Pinnacle ™)	5,179,168	—	5,179,168	37.57	137,836
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (Pinnacle IV ™)	232,401	(1)	232,400	12.68	18,324
Fidelity VIP Asset Manager (Pinnacle V ™)	242,910	4	242,914	10.63	22,842
Fidelity VIP Asset Manager (Pinnacle ™)	107,793	1	107,794	12.77	8,442
Fidelity VIP Balanced (Pinnacle IV ™)	1,843,324	(1)	1,843,323	14.55	126,662
Fidelity VIP Balanced (Pinnacle V ™)	955,742	(2)	955,740	10.17	94,021
Fidelity VIP Balanced (Pinnacle ™)	600,289	(1)	600,288	13.28	45,202
Fidelity VIP Contrafund (Pinnacle IV ™)	9,714,469	14	9,714,483	15.72	617,972
Fidelity VIP Contrafund (Pinnacle V ™)	4,602,280	(15)	4,602,265	9.34	492,991

See accompanying notes.

2

Separate Account II

of

Integrity Life Insurance Company

Statements of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at fair value	of Integrity	Net Assets	Unit Value	Units Outstanding
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Disciplined Small Cap (Pinnacle IV ™)	$318,163	$(1)	$318,162	$8.68	36,672
Fidelity VIP Disciplined Small Cap (Pinnacle ™)	281,996	(1)	281,995	8.71	32,382
Fidelity VIP Disciplined Small Cap (Pinnacle V ™)	124,904	2	124,906	8.70	14,355
Fidelity VIP Equity-Income (Pinnacle IV ™)	2,068,790	—	2,068,790	11.08	186,658
Fidelity VIP Equity-Income (Pinnacle V ™)	797,782	1	797,783	7.46	107,003
Fidelity VIP Freedom 2010 (Pinnacle IV ™)	80,353	(1)	80,352	10.22	7,863
Fidelity VIP Freedom 2010 (Pinnacle ™)	14,444	—	14,444	10.26	1,408
Fidelity VIP Freedom 2010 (Pinnacle V ™)	609,663	(4)	609,659	10.11	60,325
Fidelity VIP Freedom 2015 (Pinnacle IV ™)	46,685	—	46,685	10.05	4,647
Fidelity VIP Freedom 2015 (Pinnacle ™)	4,154	—	4,154	10.08	412
Fidelity VIP Freedom 2015 (Pinnacle V ™)	1,525,950	(4)	1,525,946	9.92	153,782
Fidelity VIP Freedom 2020 (Pinnacle IV ™)	156,864	6	156,870	9.69	16,190
Fidelity VIP Freedom 2020 (Pinnacle V ™)	2,263,848	(20)	2,263,828	9.55	237,065
Fidelity VIP Freedom 2025 (Pinnacle ™)	3,141	—	3,141	9.69	324
Fidelity VIP Freedom 2025 (Pinnacle IV ™)	22,152	—	22,152	9.65	2,295
Fidelity VIP Freedom 2025 (Pinnacle V ™)	999,044	(2)	999,042	9.51	105,083
Fidelity VIP Freedom 2030 (Pinnacle IV ™)	21,246	—	21,246	9.23	2,301
Fidelity VIP Freedom 2030 (Pinnacle V ™)	219,640	—	219,640	9.08	24,198
Fidelity VIP Growth (Pinnacle IV ™)	1,090,633	1	1,090,634	9.36	116,565
Fidelity VIP Growth (Pinnacle ™)	227,494	2	227,496	9.39	24,230
Fidelity VIP Growth (Pinnacle V ™)	305,268	—	305,268	9.21	33,133
Fidelity VIP High Income (Pinnacle IV ™)	1,459,631	1	1,459,632	16.13	90,498
Fidelity VIP High Income (Pinnacle V ™)	707,930	—	707,930	11.34	62,429
Fidelity VIP High Income (Pinnacle ™)	8,055,105	(2)	8,055,103	14.09	571,747
Fidelity VIP II Index 500 (Pinnacle IV ™)	2,930,774	(12)	2,930,762	8.58	341,716
Fidelity VIP II Index 500 (Pinnacle ™)	714,675	(3)	714,672	8.61	83,018
Fidelity VIP II Index 500 (Pinnacle V ™)	1,174,482	2	1,174,484	8.38	140,143
Fidelity VIP Investment Grade Bond (Pinnacle IV ™)	4,384,666	(3)	4,384,663	12.52	350,237
Fidelity VIP Investment Grade Bond (Pinnacle V ™)	2,575,717	(4)	2,575,713	11.63	221,551
Fidelity VIP Investment Grade Bond (Pinnacle ™)	2,103,797	18	2,103,815	12.60	166,917
Fidelity VIP Mid Cap (Pinnacle IV ™)	8,910,156	(4)	8,910,152	23.10	385,667
Fidelity VIP Mid Cap (Pinnacle ™)	931,732	4	931,736	10.95	85,114
Fidelity VIP Mid Cap (Pinnacle V ™)	2,298,303	(11)	2,298,292	10.78	213,206
Fidelity VIP Overseas (Pinnacle IV ™)	1,011,484	9	1,011,493	13.24	76,388
Fidelity VIP Overseas (Pinnacle V ™)	779,959	(2)	779,957	7.91	98,654
Fidelity VIP Overseas (Pinnacle ™)	842,375	4	842,379	13.33	63,188
Non-Affiliated Class 1:
Franklin Growth and Income Securities (Pinnacle ™)	3,505,587	1	3,505,588	13.42	261,228
Franklin Income Securities (Pinnacle ™)	10,166,930	1	10,166,931	17.80	571,103
JPM IT Mid Cap Value (Pinnacle ™)	84,201	—	84,201	16.00	5,262
JPM IT Mid Cap Value (Pinnacle IV ™)	467,069	—	467,069	15.97	29,239
Van Kampen UIF Emerging Markets Debt (Pinnacle IV ™)	373,796	—	373,796	22.98	16,270
Van Kampen UIF U.S. Real Estate (Pinnacle IV ™)	1,258,556	(10)	1,258,546	23.16	54,352
Non-Affiliated Class 2:
Franklin Growth and Income Securities (Pinnacle IV ™)	2,581,531	(3)	2,581,528	13.06	197,718
Franklin Growth and Income Securities (Pinnacle ™)	990,925	—	990,925	8.26	119,973
Franklin Growth and Income Securities (Pinnacle V ™)	507,036	(1)	507,035	8.02	63,260
Franklin Income Securities (Pinnacle IV ™)	8,278,444	14	8,278,458	17.32	478,068
Franklin Income Securities (Pinnacle V ™)	2,646,557	(5)	2,646,552	9.80	269,965
Franklin Large Cap Growth Securities (Pinnacle IV ™)	827,937	(1)	827,936	13.07	63,345
Franklin Large Cap Growth Securities (Pinnacle V ™)	639,032	(3)	639,029	8.66	73,769
Franklin Large Cap Growth Securities (Pinnacle ™)	117,898	—	117,898	13.18	8,948
Franklin Mutual Shares Securities (Pinnacle IV ™)	2,561,382	1	2,561,383	14.69	174,314
Franklin Mutual Shares Securities (Pinnacle V ™)	1,535,790	(4)	1,535,786	7.92	193,841
Franklin Mutual Shares Securities (Pinnacle ™)	1,505,314	—	1,505,314	14.81	101,619
Franklin Small Cap Value Securities Fund (Pinnacle IV ™)	263,086	—	263,086	9.42	27,916
Franklin Small Cap Value Securities Fund (Pinnacle ™)	79,381	—	79,381	9.46	8,392
Franklin Small Cap Value Securities Fund (Pinnacle V ™)	224,999	(5)	224,994	9.37	24,023
Templeton Foreign Securities (Pinnacle IV ™)	2,018,981	17	2,018,998	18.38	109,845
Templeton Foreign Securities (Pinnacle V ™)	815,846	(2)	815,844	8.86	92,042
Templeton Foreign Securities (Pinnacle ™)	897,719	—	897,719	18.53	48,448
Templeton Growth Securities (Pinnacle IV ™)	1,293,863	—	1,293,863	14.35	90,145
Templeton Growth Securities (Pinnacle V ™)	680,815	(9)	680,806	7.39	92,179
Templeton Growth Securities (Pinnacle ™)	1,039,848	2	1,039,850	14.47	71,865
Invesco Van Kampen VI Comstock (Pinnacle IV ™)	450,671	(1)	450,670	14.61	30,853

See accompanying notes.

3

Separate Account II

of

Integrity Life Insurance Company

Statements of Assets and Liabilities (continued)

December 31, 2010

		Receivable from
		(payable to)
	Investments	the general account
Division	at fair value	of Integrity	Net Assets	Unit Value	Units Outstanding
Non-Affiliated Class 2 (continued):
Invesco Van Kampen VI Comstock (Pinnacle V ™)	$280,369	$(3)	$280,366	$8.13	34,486
Invesco Van Kampen VI Comstock (Pinnacle ™)	232,022	—	232,022	14.73	15,756
Invesco Van Kampen VI Capital Growth (Pinnacle IV ™)	238,401	(2)	238,399	14.92	15,983
Invesco Van Kampen VI Capital Growth (Pinnacle V ™)	197,086	—	197,086	10.32	19,103
Invesco Van Kampen VI Capital Growth (Pinnacle ™)	68,046	—	68,046	15.04	4,525
Van Kampen UIF Emerging Markets Debt (Pinnacle IV ™)	787,583	—	787,583	11.81	66,662
Van Kampen UIF Emerging Markets Debt (Pinnacle V ™)	407,239	—	407,239	11.71	34,791
Van Kampen UIF Emerging Markets Equity (Pinnacle IV ™)	2,022,352	2	2,022,354	36.01	56,168
Van Kampen UIF Emerging Markets Equity (Pinnacle V ™)	1,064,480	(1)	1,064,479	10.37	102,605
Van Kampen UIF Emerging Markets Equity (Pinnacle ™)	906,121	—	906,121	36.30	24,963
Van Kampen UIF U.S. Real Estate (Pinnacle IV ™)	1,305,577	(20)	1,305,557	7.59	171,919
Van Kampen UIF U.S. Real Estate (Pinnacle V ™)	849,023	(5)	849,018	8.09	104,982
Invesco Van Kampen VI Mid Cap Value (Pinnacle ™)	570	—	570	10.09	56
Invesco Van Kampen VI Mid Cap Value (Pinnacle V ™)	486,716	(8)	486,708	10.04	48,485
Invesco Van Kampen VI Mid Cap Value (Pinnacle IV ™)	167,170	—	167,170	10.07	16,608
Non-Affiliated Class A:
DWS Small Cap Index VIP (Pinnacle IV ™)	91,159	—	91,159	15.29	5,964
DWS Small Cap Index VIP (Pinnacle ™)	911,501	(2)	911,499	15.82	57,615
Non-Affiliated Class B:
Columbia VIT Mid Cap Value Class B (Pinnacle ™)	2,678	—	2,678	15.72	170
Columbia VIT Mid Cap Value Class B (Pinnacle IV ™)	27,747	—	27,747	15.69	1,769
Columbia VIT Mid Cap Value Class B (Pinnacle V ™)	21,727	(4)	21,723	15.66	1,387
Columbia VIT Small Cap Value Class B (Pinnacle ™)	17,640	—	17,640	15.62	1,130
Columbia VIT Small Cap Value Class B (Pinnacle IV ™)	389,621	—	389,621	15.59	24,990
Columbia VIT Small Cap Value Class B (Pinnacle V ™)	127,242	2	127,244	15.56	8,175
DWS Small Cap Index VIP (Pinnacle IV ™)	415,200	5	415,205	14.49	28,655
DWS Small Cap Index VIP (Pinnacle V ™)	505,895	11	505,906	9.24	54,781
Non-Affiliated Advisor Class:
PIMCO VIT All Asset (Pinnacle ™)	273,795	1	273,796	10.99	24,911
PIMCO VIT All Asset (Pinnacle IV ™)	335,094	—	335,094	11.05	30,329
PIMCO VIT All Asset (Pinnacle V ™)	190,289	—	190,289	11.02	17,273
PIMCO VIT Commodity Real Return (Pinnacle IV ™)	831,854	(1)	831,853	8.19	101,535
PIMCO VIT Commodity Real Return (Pinnacle V ™)	1,307,364	(2)	1,307,362	8.17	160,038
PIMCO VIT Commodity Real Return (Pinnacle ™)	151,445	5	151,450	8.16	18,570
PIMCO VIT Low Duration (Pinnacle IV ™)	250,031	(10)	250,021	11.17	22,381
PIMCO VIT Low Duration (Pinnacle ™)	319,825	(1)	319,824	11.24	28,454
PIMCO VIT Low Duration (Pinnacle V ™)	165,034	(3)	165,031	11.14	14,816
PIMCO VIT Real Return (Pinnacle IV ™)	787,587	(9)	787,578	11.04	71,310
PIMCO VIT Real Return (Pinnacle V ™)	330,021	(9)	330,012	11.01	29,967
PIMCO VIT Real Return (Pinnacle ™)	185,057	8	185,065	11.09	16,689
PIMCO VIT Total Return (Pinnacle V ™)	7,596,908	(8)	7,596,900	12.09	628,526
PIMCO VIT Total Return (Pinnacle IV ™)	4,027,936	(7)	4,027,929	12.12	332,285
PIMCO VIT Total Return (Pinnacle ™)	890,238	(8)	890,230	11.99	74,256
Non-Affiliated Investor Class:
Rydex SGI VT Alternative Strategies Allocation (Pinnacle IV ™)	63,563	1	63,564	9.64	6,597
Rydex SGI VT Alternative Strategies Allocation (Pinnacle V ™)	158,555	—	158,555	9.62	16,490
Rydex SGI VT Alternative Strategies Allocation (Pinnacle ™)	3,198	(1)	3,197	9.66	331
Rydex SGI VT Managed Future Strategy (Pinnacle IV ™)	87,527	—	87,527	8.55	10,237
Rydex SGI VT Managed Future Strategy (Pinnacle V ™)	182,210	—	182,210	8.53	21,356
Rydex SGI VT Managed Future Strategy (Pinnacle ™)	16,384	—	16,384	8.57	1,912
Rydex SGI VT Multi-Hedge Strategies (Pinnacle IV ™)	134,802	—	134,802	8.37	16,098
Rydex SGI VT Multi-Hedge Strategies (Pinnacle V ™)	257,541	1	257,542	8.35	30,845
Rydex SGI VT Multi-Hedge Strategies (Pinnacle ™)	9,817	—	9,817	8.29	1,185
Rydex SGI VT U.S. Long Short Momentum (Pinnacle IV ™)	136,226	—	136,226	9.14	14,908
Rydex SGI VT U.S. Long Short Momentum (Pinnacle V ™)	362,150	(3)	362,147	9.11	39,748
Rydex SGI VT U.S. Long Short Momentum (Pinnacle ™)	15,641	—	15,641	8.91	1,755

See accompanying notes.

4

Separate Account II

of

Integrity Life Insurance Company

Statements of Operations

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Affiliated:
Touchstone Aggressive ETF (Pinnacle IV ™)	$21,905	$19,234	$2,671	$185,769	$—	$130,635	$95,203	$(35,432)	$150,337	$153,008
Touchstone Aggressive ETF (Pinnacle ™)	8,835	4,381	4,454	5,276	—	(9,635)	25,303	34,938	40,214	44,668
Touchstone Aggressive ETF (Pinnacle V ™)	18,868	17,751	1,117	36,640	—	78,863	167,551	88,688	125,328	126,445
Touchstone Baron Small Cap (Pinnacle IV ™)	—	37,659	(37,659)	(312,559)	—	(34,462)	868,282	902,744	590,185	552,526
Touchstone Baron Small Cap (Pinnacle V ™)	—	8,667	(8,667)	(13,183)	—	32,196	172,249	140,053	126,870	118,203
Touchstone Baron Small Cap (Pinnacle ™)	—	24,575	(24,575)	(117,419)	—	(456,303)	81,080	537,383	419,964	395,389
Touchstone Conservative ETF (Pinnacle IV ™)	43,202	31,470	11,732	28,572	—	99,040	202,519	103,479	132,051	143,783
Touchstone Conservative ETF (Pinnacle ™)	5,262	4,501	761	(3,460)	—	(10,208)	16,180	26,388	22,928	23,689
Touchstone Conservative ETF Fund (Pinnacle V ™)	25,729	16,457	9,272	9,669	—	(3,184)	51,414	54,598	64,267	73,539
Touchstone Core Bond (Pinnacle IV ™)	39,555	16,714	22,841	18,776	—	5,602	33,532	27,930	46,706	69,547
Touchstone Core Bond (Pinnacle ™)	26,304	9,752	16,552	7,082	—	8,455	29,073	20,618	27,700	44,252
Touchstone Core Bond (PinnacleV ™)	25,247	8,443	16,804	6,451	—	5,178	10,535	5,357	11,808	28,612
Touchstone Enhanced ETF (Pinnacle IV ™)	20,119	15,327	4,792	(125,784)	—	(23,841)	192,442	216,283	90,499	95,291
Touchstone Enhanced ETF (Pinnacle ™)	5,374	5,141	233	67,249	—	99,217	68,366	(30,851)	36,398	36,631
Touchstone Enhanced ETF (Pinnacle V ™)	4,645	3,768	877	9,553	—	41,248	51,782	10,534	20,087	20,964
Touchstone GMAB Aggressive ETF (Pinnacle IV ™)	9,541	12,119	(2,578)	5,845	—	98,498	157,201	58,703	64,548	61,970
Touchstone GMAB Aggressive ETF (Pinnacle V ™)	9,756	13,274	(3,518)	9,825	—	103,144	160,595	57,451	67,276	63,758
Touchstone GMAB Conservative ETF (Pinnacle IV ™)	14,500	13,390	1,110	17,911	—	48,893	72,647	23,754	41,665	42,775
Touchstone GMAB Conservative ETF (Pinnacle V ™)	11,688	11,938	(250)	8,599	—	39,867	66,664	26,797	35,396	35,146
Touchstone GMAB Moderate ETF (Pinnacle IV ™)	25,688	23,734	1,954	5,355	—	154,393	247,476	93,083	98,438	100,392
Touchstone GMAB Moderate ETF(Pinnacle V ™)	25,125	24,338	787	13,798	—	147,148	230,734	83,586	97,384	98,171
Touchstone High Yield (Pinnacle IV ™)	598,978	97,102	501,876	25,490	—	962,936	1,137,793	174,857	200,347	702,223
Touchstone High Yield (Pinnacle ™)	130,606	20,799	109,807	151,346	—	374,231	276,830	(97,401)	53,945	163,752
Touchstone High Yield (PinnacleV ™)	716,853	102,583	614,270	88,125	—	700,443	711,880	11,437	99,562	713,832
Touchstone Large Cap Core Equity (Pinnacle IV ™)	125,366	96,285	29,081	172,645	—	742,998	1,182,962	439,964	612,609	641,690
Touchstone Large Cap Core Equity (Pinnacle ™)	135,744	102,779	32,965	(360,721)	—	(1,851,854)	(766,934)	1,084,920	724,199	757,164
Touchstone Large Cap Core Equity (PinnacleV ™)	87,770	54,690	33,080	38,208	—	180,187	513,498	333,311	371,519	404,599
Touchstone Mid Cap Growth (Pinnacle IV ™)	3,652	25,982	(22,330)	(611,150)	—	(603,477)	340,185	943,662	332,512	310,182
Touchstone Mid Cap Growth (Pinnacle ™)	1,612	9,736	(8,124)	(93,516)	—	(191,782)	45,317	237,099	143,583	135,459
Touchstone Mid Cap Growth (PinnacleV ™)	2,499	15,424	(12,925)	(36,560)	—	85,073	327,159	242,086	205,526	192,601
Touchstone Moderate ETF (Pinnacle IV ™)	97,611	65,421	32,190	2,130	—	178,320	561,966	383,646	385,776	417,966
Touchstone Moderate ETF (Pinnacle V ™)	74,058	44,914	29,144	40,575	—	165,893	390,554	224,661	265,236	294,380
Touchstone Moderate ETF (Pinnacle ™)	14,467	14,225	242	(71,659)	—	(137,064)	10,888	147,952	76,293	76,535
Touchstone Money Market (Pinnacle V ™)	5,803	52,535	(46,732)	—	—	—	—	—	—	(46,732)
Touchstone Money Market (Pinnacle IV ™)	9,112	82,254	(73,142)	—	—	—	—	—	—	(73,142)
Touchstone Money Market (Pinnacle ™)	9,268	76,598	(67,330)	—	—	—	—	—	—	(67,330)
Touchstone Third Avenue Value (Pinnacle IV ™)	298,331	72,442	225,889	(1,289,390)	—	(1,685,650)	196,280	1,881,930	592,540	818,429
Touchstone Third Avenue Value (Pinnacle V ™)	64,267	15,616	48,651	(95,279)	—	(18,715)	202,186	220,901	125,622	174,273
Touchstone Third Avenue Value (Pinnacle ™)	476,009	101,896	374,113	(933,763)	—	(4,070,162)	(2,212,385)	1,857,777	924,014	1,298,127
Non-Affiliated:
Van Kampen UIF Emerging Markets Debt (Pinnacle ™)	31,846	19,083	12,763	123,258	—	125,365	34,477	(90,888)	32,370	45,133
Van Kampen UIF U.S. Real Estate (Pinnacle ™)	30,547	19,288	11,259	(485,054)	—	(861,760)	(36,458)	825,302	340,248	351,507
Non-Affiliated Initial Class:
Fidelity VIP Balanced (Pinnacle ™)	39,275	17,374	21,901	(10,845)	—	—	107,207	107,207	96,362	118,263
Fidelity VIP Overseas (Pinnacle IV ™)	3,847	3,985	(138)	(74,411)	—	(175,860)	(77,860)	98,000	23,589	23,451
Fidelity VIP Overseas (Pinnacle ™)	5,483	5,167	316	(58,775)	—	(213,220)	(117,861)	95,359	36,584	36,900

See accompanying notes.

* - 2010 inception date of division.

5

Separate Account II

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Initial Class (continued):
Fidelity VIP Equity-Income (Pinnacle ™)	$53,670	$42,586	$11,084	$(392,370)	$—	$(1,971,949)	$(1,194,114)	$777,835	$385,465	$396,549
Fidelity VIP II Contrafund (Pinnacle ™)	102,037	108,810	(6,773)	(807,008)	—	(1,068,051)	876,727	1,944,778	1,137,770	1,130,997
Fidelity VIP II Index 500 (Pinnacle IV ™)	5,083	3,825	1,258	(130,182)	4,569	(200,905)	(38,069)	162,836	37,223	38,481
Fidelity VIP II Index 500 (Pinnacle ™)	63,266	43,515	19,751	(231,168)	58,642	(1,197,579)	(636,576)	561,003	388,477	408,228
Fidelity VIP II Investment Grade Bond (Pinnacle IV ™)	94,445	32,008	62,437	25,574	—	23,694	74,863	51,169	76,743	139,180
Fidelity VIP II Investment Grade Bond (Pinnacle ™)	139,298	44,210	95,088	40,888	—	26,910	103,663	76,753	117,641	212,729
Non-Affiliated Service Class:
Fidelity VIP Growth (Pinnacle ™)	3,378	9,167	(5,789)	(1,364)	—	(129,351)	13,062	142,413	141,049	135,260
Fidelity VIP III Mid Cap (Pinnacle ™)	27,664	64,880	(37,216)	(158,095)	—	(1,208,618)	145,750	1,354,368	1,196,273	1,159,057
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (Pinnacle IV ™)	4,343	3,147	1,196	(890)	—	(14)	25,139	25,153	24,263	25,459
Fidelity VIP Asset Manager (Pinnacle V ™)	4,571	4,024	547	(3,328)	—	14,147	43,275	29,128	25,800	26,347
Fidelity VIP Asset Manager (Pinnacle ™)	2,035	1,425	610	(854)	—	1,510	13,119	11,609	10,755	11,365
Fidelity VIP Balanced (Pinnacle IV ™)	34,469	22,174	12,295	(55,528)	—	(129,819)	123,082	252,901	197,373	209,668
Fidelity VIP Balanced (Pinnacle V ™)	17,701	11,805	5,896	(1,853)	—	39,182	138,250	99,068	97,215	103,111
Fidelity VIP Balanced (Pinnacle ™)	11,250	6,650	4,600	(12,960)	—	(29,311)	60,202	89,513	76,553	81,153
Fidelity VIP Contrafund (Pinnacle IV ™)	94,335	132,607	(38,272)	372,488	—	2,012,000	2,930,558	918,558	1,291,046	1,252,774
Fidelity VIP Contrafund (Pinnacle V ™)	43,652	54,011	(10,359)	82,580	—	453,076	935,330	482,254	564,834	554,475
Fidelity VIP Disciplined Small Cap (Pinnacle IV ™)	176	4,170	(3,994)	(13,312)	—	27,880	108,469	80,589	67,277	63,283
Fidelity VIP Disciplined Small Cap (Pinnacle ™)	156	3,479	(3,323)	(11,549)	—	(13,196)	56,759	69,955	58,406	55,083
Fidelity VIP Disciplined Small Cap (Pinnacle V ™)	67	1,658	(1,591)	5,128	—	8,197	28,169	19,972	25,100	23,509
Fidelity VIP Equity-Income (Pinnacle IV ™)	31,200	30,386	814	(263,075)	—	(922,597)	(404,789)	517,808	254,733	255,547
Fidelity VIP Equity-Income (Pinnacle V ™)	11,890	11,468	422	(6,916)	—	105,035	210,213	105,178	98,262	98,684
Fidelity VIP Freedom 2010 (Pinnacle IV ™)	2,593	1,220	1,373	13,834	391	21,775	15,258	(6,517)	7,708	9,081
Fidelity VIP Freedom 2010 (Pinnacle ™)	382	75	307	6	70	37	1,020	983	1,059	1,366
Fidelity VIP Freedom 2010 (Pinnacle V ™)	18,921	8,593	10,328	(3,558)	2,971	9,270	57,678	48,408	47,821	58,149
Fidelity VIP Freedom 2015 (Pinnacle IV ™)	1,259	417	842	733	64	623	4,047	3,424	4,221	5,063
Fidelity VIP Freedom 2015 (Pinnacle ™)	119	53	66	15	6	676	1,009	333	354	420
Fidelity VIP Freedom 2015 (Pinnacle V ™)	43,564	21,300	22,264	(30,464)	2,094	(19,996)	135,248	155,244	126,874	149,138
Fidelity VIP Freedom 2020 (Pinnacle IV ™)	4,041	2,188	1,853	(5,257)	73	3,264	24,894	21,630	16,446	18,299
Fidelity VIP Freedom 2020 (Pinnacle V ™)	56,199	25,272	30,927	(17,787)	1,049	19,737	215,595	195,858	179,120	210,047
Fidelity VIP Freedom 2025 (Pinnacle ™) (May 28)*	71	20	51	2	1	—	302	302	305	356
Fidelity VIP Freedom 2025 (Pinnacle IV ™)	533	294	239	(55)	8	(3,318)	(823)	2,495	2,448	2,687
Fidelity VIP Freedom 2025 (Pinnacle V ™)	23,826	12,516	11,310	26,831	375	76,216	143,249	67,033	94,239	105,549
Fidelity VIP Freedom 2030 (Pinnacle IV ™)	482	282	200	150	20	3,296	5,570	2,274	2,444	2,644
Fidelity VIP Freedom 2030 (Pinnacle V ™)	5,012	3,424	1,588	12,293	211	37,999	53,573	15,574	28,078	29,666
Fidelity VIP Growth (Pinnacle IV ™)	3,756	15,119	(11,363)	(121,675)	—	(311,843)	23,422	335,265	213,590	202,227
Fidelity VIP Growth (Pinnacle ™)	724	2,487	(1,763)	(14,535)	—	(33,221)	22,466	55,687	41,152	39,389
Fidelity VIP Growth (Pinnacle V ™)	933	3,590	(2,657)	9,953	—	20,633	65,896	45,263	55,216	52,559
Fidelity VIP High Income (Pinnacle IV ™)	107,930	19,222	88,708	100,117	—	61,311	(19,268)	(80,579)	19,538	108,246
Fidelity VIP High Income (Pinnacle V ™)	52,428	10,184	42,244	(2,342)	—	25,119	61,063	35,944	33,602	75,846
Fidelity VIP High Income (Pinnacle ™)	590,515	64,424	526,091	647,798	—	580,241	(129,247)	(709,488)	(61,690)	464,401
Fidelity VIP II Index 500 (Pinnacle IV ™)	51,767	43,233	8,534	(312,312)	56,533	(720,665)	(125,395)	595,270	339,491	348,025
Fidelity VIP II Index 500 (Pinnacle ™)	13,734	11,913	1,821	(142,215)	25,243	(98,559)	99,153	197,712	80,740	82,561
Fidelity VIP II Index 500 (Pinnacle V ™)	19,457	14,235	5,222	(13,674)	13,585	89,173	216,463	127,290	127,201	132,423
Fidelity VIP Investment Grade Bond (Pinnacle IV ™)	194,538	68,550	125,988	70,357	—	169,297	249,865	80,568	150,925	276,913
Fidelity VIP Investment Grade Bond (Pinnacle V ™)	111,239	31,993	79,246	19,573	—	36,893	40,354	3,461	23,034	102,280
Fidelity VIP Investment Grade Bond (Pinnacle ™)	94,000	31,985	62,015	17,104	—	(14,076)	55,325	69,401	86,505	148,520

See accompanying notes.

* - 2010 inception date of division.

6

Separate Account II

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Mid Cap (Pinnacle IV ™)	$35,989	$119,342	$(83,353)	$(61,186)	$—	$403,499	$2,483,663	$2,080,164	$2,018,978	$1,935,625
Fidelity VIP Mid Cap (Pinnacle ™)	3,846	11,782	(7,936)	6,184	—	121,621	326,436	204,815	210,999	203,063
Fidelity VIP Mid Cap (Pinnacle V ™)	8,454	28,833	(20,379)	9,057	—	183,991	642,344	458,353	467,410	447,031
Fidelity VIP Overseas (Pinnacle IV ™)	12,703	15,333	(2,630)	(157,253)	—	(56,426)	190,157	246,583	89,330	86,700
Fidelity VIP Overseas (Pinnacle V ™)	9,814	9,447	367	(15,535)	—	(46,453)	55,557	102,010	86,475	86,842
Fidelity VIP Overseas (Pinnacle ™)	10,504	10,291	213	(49,082)	—	(112,493)	19,095	131,588	82,506	82,719
Non-Affiliated Class 1:
Franklin Growth and Income Securities (Pinnacle ™)	129,217	45,940	83,277	(119,359)	—	(1,258,274)	(736,660)	521,614	402,255	485,532
Franklin Income Securities (Pinnacle ™)	685,337	137,232	548,105	66,260	—	(724,517)	(250,219)	474,298	540,558	1,088,663
JPM IT Mid Cap Value (Pinnacle ™)	923	1,061	(138)	2,266	—	17,263	30,913	13,650	15,916	15,778
JPM IT Mid Cap Value (Pinnacle IV ™)	5,199	6,312	(1,113)	12,810	—	97,909	171,457	73,548	86,358	85,245
Van Kampen UIF Emerging Markets Debt (Pinnacle IV ™)	16,041	5,682	10,359	(4,855)	—	(18,647)	6,997	25,644	20,789	31,148
Van Kampen UIF U.S. Real Estate (Pinnacle IV ™)	26,924	18,012	8,912	(437,988)	—	(923,852)	(184,301)	739,551	301,563	310,475
Non-Affiliated Class 2:
Franklin Growth and Income Securities (Pinnacle IV ™)	93,504	37,689	55,815	(437,580)	—	(1,365,193)	(632,213)	732,980	295,400	351,215
Franklin Growth and Income Securities (Pinnacle ™)	31,928	12,067	19,861	(81,665)	—	(411,799)	(220,497)	191,302	109,637	129,498
Franklin Growth and Income Securities (Pinnacle V ™)	16,652	6,770	9,882	(17,791)	—	5,092	76,440	71,348	53,557	63,439
Franklin Income Securities (Pinnacle IV ™)	542,775	119,280	423,495	(347,274)	—	(136,059)	642,532	778,591	431,317	854,812
Franklin Income Securities (Pinnacle V ™)	156,746	36,737	120,009	(32,184)	—	206,981	371,987	165,006	132,822	252,831
Franklin Large Cap Growth Securities (Pinnacle IV ™)	8,322	13,736	(5,414)	(109,434)	—	(93,098)	113,245	206,343	96,909	91,495
Franklin Large Cap Growth Securities (Pinnacle V ™)	2,326	5,411	(3,085)	(398)	—	12,542	75,184	62,642	62,244	59,159
Franklin Large Cap Growth Securities (Pinnacle ™)	1,069	1,589	(520)	(10,663)	—	(21,023)	288	21,311	10,648	10,128
Franklin Mutual Shares Securities (Pinnacle IV ™)	38,796	36,795	2,001	(163,918)	—	(358,643)	31,271	389,914	225,996	227,997
Franklin Mutual Shares Securities (Pinnacle V ™)	20,806	17,939	2,867	(48,064)	—	(13,296)	155,930	169,226	121,162	124,029
Franklin Mutual Shares Securities (Pinnacle ™)	22,992	19,900	3,092	(79,790)	—	(523,509)	(311,140)	212,369	132,579	135,671
Franklin Small Cap Value Securities Fund (Pinnacle IV ™)	2,267	3,172	(905)	(5,770)	—	10,319	46,236	35,917	30,147	29,242
Franklin Small Cap Value Securities Fund (Pinnacle ™)	526	955	(429)	5,387	—	7,878	19,219	11,341	16,728	16,299
Franklin Small Cap Value Securities Fund (Pinnacle V ™)	1,582	3,074	(1,492)	(8,025)	—	(1,538)	52,972	54,510	46,485	44,993
Templeton Foreign Securities (Pinnacle IV ™)	36,003	28,040	7,963	(201,665)	—	(425,056)	(103,905)	321,151	119,486	127,449
Templeton Foreign Securities (Pinnacle V ™)	10,804	9,387	1,417	(23,152)	—	2,365	86,947	84,582	61,430	62,847
Templeton Foreign Securities (Pinnacle ™)	16,348	11,819	4,529	(130,971)	—	(277,203)	(105,734)	171,469	40,498	45,027
Templeton Growth Securities (Pinnacle IV ™)	18,824	22,414	(3,590)	(126,198)	—	139,288	255,614	116,326	(9,872)	(13,462)
Templeton Growth Securities (Pinnacle V ™)	8,921	13,058	(4,137)	336,562	—	410,671	39,160	(371,511)	(34,949)	(39,086)
Templeton Growth Securities (Pinnacle ™)	13,873	13,962	(89)	(77,402)	—	(398,709)	(268,021)	130,688	53,286	53,197
Invesco Van Kampen VI Comstock (Pinnacle IV ™)	720	7,006	(6,286)	(69,637)	—	(147,580)	(13,343)	134,237	64,600	58,314
Invesco Van Kampen VI Comstock (Pinnacle V ™)	215	3,424	(3,209)	2,213	—	12,915	46,055	33,140	35,353	32,144
Invesco Van Kampen VI Comstock (Pinnacle ™)	331	3,100	(2,769)	(19,743)	—	(80,959)	(30,195)	50,764	31,021	28,252
Invesco Van Kampen VI Capital Growth (Pinnacle IV ™)	—	4,219	(4,219)	30,728	—	31,170	43,141	11,971	42,699	38,480
Invesco Van Kampen VI Capital Growth (Pinnacle V ™)	—	2,625	(2,625)	2,807	—	33,549	63,088	29,539	32,346	29,721
Invesco Van Kampen VI Capital Growth (Pinnacle ™)	—	886	(886)	6,982	—	17,187	19,004	1,817	8,799	7,913
Van Kampen UIF Emerging Markets Debt (Pinnacle IV ™)	34,387	12,735	21,652	58,761	—	75,564	72,065	(3,499)	55,262	76,914
Van Kampen UIF Emerging Markets Debt (Pinnacle V ™)	12,403	4,993	7,410	4,814	—	21,809	30,677	8,868	13,682	21,092
Van Kampen UIF Emerging Markets Equity (Pinnacle IV ™)	11,859	28,511	(16,652)	(66,842)	—	149,618	517,449	367,831	300,989	284,337
Van Kampen UIF Emerging Markets Equity (Pinnacle V ™)	4,709	12,515	(7,806)	(5,171)	—	149,347	298,614	149,267	144,096	136,290
Van Kampen UIF Emerging Markets Equity (Pinnacle ™)	4,697	10,986	(6,289)	81,606	—	184,555	235,102	50,547	132,153	125,864
Van Kampen UIF U.S. Real Estate (Pinnacle IV ™)	26,112	17,686	8,426	(69,674)	—	29,199	385,612	356,413	286,739	295,165
Van Kampen UIF U.S. Real Estate (Pinnacle V ™)	12,860	10,625	2,235	(7,153)	—	70,414	243,492	173,078	165,925	168,160

See accompanying notes.

* - 2010 inception date of division.

7

Separate Account II

of

Integrity Life Insurance Company

Statements of Operations (continued)

For the Year Ended December 31, 2010

	Investment			Realized and unrealized gain (loss) on investments
	Income	Expenses				Net unrealized appreciation (depreciation) of investments
Division	Reinvested dividends	Mortality and expense risk and administrative charges	Net investment income (loss)	Realized gain (loss) on sales of investments	Realized gain distributions	Beginning of period	End of period	Change in net unrealized appreciation (depreciation) during the period	Net realized and unrealized gain (loss) on investments	Net increase (decrease) in net assets resulting from operations
Non-Affiliated Class 2 (continued):
Invesco Van Kampen VI Mid Cap Value (Pinnacle ™)	$1,714	$1,159	$555	$10,039	$—	$—	$(1)	$(1)	$10,038	$10,593
Invesco Van Kampen VI Mid Cap Value (Pinnacle V ™)	1,737	3,827	(2,090)	9,902	—	9,969	54,032	44,063	53,965	51,875
Invesco Van Kampen VI Mid Cap Value (Pinnacle IV ™)	1,247	1,563	(316)	157	—	33	12,462	12,429	12,586	12,270
Non-Affiliated Class A:
DWS Small Cap Index VIP (Pinnacle IV ™)	872	1,324	(452)	(9,362)	—	(38,872)	(10,912)	27,960	18,598	18,146
DWS Small Cap Index VIP (Pinnacle ™)	8,284	11,673	(3,389)	(82,898)	—	(165,043)	110,703	275,746	192,848	189,459
Non-Affiliated Class B:
Columbia VIT Mid Cap Value Class B (Pinnacle ™)	—	13	(13)	126	—	—	563	563	689	676
Columbia VIT Mid Cap Value Class B (Pinnacle IV ™)	131	242	(111)	26	—	440	5,114	4,674	4,700	4,589
Columbia VIT Mid Cap Value Class B (Pinnacle V ™)	137	215	(78)	905	—	1,048	3,649	2,601	3,506	3,428
Columbia VIT Small Cap Value Class B (Pinnacle ™)	135	174	(39)	98	—	6	3,562	3,556	3,654	3,615
Columbia VIT Small Cap Value Class B (Pinnacle IV ™)	1,085	1,972	(887)	55,742	—	91	5,781	5,690	61,432	60,545
Columbia VIT Small Cap Value Class B (Pinnacle V ™)	539	910	(371)	1,852	—	509	18,600	18,091	19,943	19,572
DWS Small Cap Index VIP (Pinnacle IV ™)	2,323	5,309	(2,986)	20,844	—	32,942	95,122	62,180	83,024	80,038
DWS Small Cap Index VIP (Pinnacle V ™)	2,840	7,010	(4,170)	(1,269)	—	61,965	172,473	110,508	109,239	105,069
Non-Affiliated Advisor Class:
PIMCO VIT All Asset (Pinnacle ™)	14,489	2,769	11,720	(1,097)	—	4,352	16,145	11,793	10,696	22,416
PIMCO VIT All Asset (Pinnacle IV ™)	16,693	3,285	13,408	13,433	—	17,139	13,023	(4,116)	9,317	22,725
PIMCO VIT All Asset (Pinnacle V ™)	11,165	2,519	8,646	5,884	—	9,877	12,117	2,240	8,124	16,770
PIMCO VIT Commodity Real Return (Pinnacle IV ™)	128,759	11,118	117,641	(11,005)	—	45,749	94,956	49,207	38,202	155,843
PIMCO VIT Commodity Real Return (Pinnacle V ™)	158,495	14,053	144,442	(5,584)	—	61,090	152,992	91,902	86,318	230,760
PIMCO VIT Commodity Real Return (Pinnacle ™)	20,819	1,672	19,147	(18,340)	—	(10,994)	13,086	24,080	5,740	24,887
PIMCO VIT Low Duration (Pinnacle IV ™)	5,396	4,223	1,173	10,733	—	3,539	3,231	(308)	10,425	11,598
PIMCO VIT Low Duration (Pinnacle ™)	22,935	20,642	2,293	80,884	—	(2,429)	4,665	7,094	87,978	90,271
PIMCO VIT Low Duration (Pinnacle V ™)	2,918	2,442	476	540	—	1,599	5,974	4,375	4,915	5,391
PIMCO VIT Real Return (Pinnacle IV ™)	17,468	11,832	5,636	49,572	663	35,017	28,357	(6,660)	43,575	49,211
PIMCO VIT Real Return (Pinnacle V ™)	6,398	4,535	1,863	2,836	254	15,141	26,920	11,779	14,869	16,732
PIMCO VIT Real Return (Pinnacle ™)	4,336	2,775	1,561	8,667	156	10,801	13,148	2,347	11,170	12,731
PIMCO VIT Total Return (Pinnacle V ™)	341,550	93,615	247,935	82,980	12,568	21,158	11,758	(9,400)	86,148	334,083
PIMCO VIT Total Return (Pinnacle IV ™)	207,328	59,285	148,043	194,825	7,037	130,896	32,223	(98,673)	103,189	251,232
PIMCO VIT Total Return (Pinnacle ™)	59,092	20,064	39,028	120,415	1,555	12,224	(29,899)	(42,123)	79,847	118,875
Non-Affiliated Investor Class:
Rydex SGI VT Alternative Strategies Allocation (Pinnacle IV ™)	156	960	(804)	1,110	—	2,367	632	(1,735)	(625)	(1,429)
Rydex SGI VT Alternative Strategies Allocation (Pinnacle V ™)	363	1,437	(1,074)	(2)	—	242	4,049	3,807	3,805	2,731
Rydex SGI VT Alternative Strategies Allocation (Pinnacle ™)	7	23	(16)	284	—	229	106	(123)	161	145
Rydex SGI VT Managed Future Strategy (Pinnacle IV ™)	—	1,978	(1,978)	(11,071)	—	(1,567)	(1,315)	252	(10,819)	(12,797)
Rydex SGI VT Managed Future Strategy (Pinnacle V ™)	—	2,460	(2,460)	(3,196)	—	(482)	(1,418)	(936)	(4,132)	(6,592)
Rydex SGI VT Managed Future Strategy (Pinnacle ™)	—	332	(332)	(2,438)	—	(298)	(471)	(173)	(2,611)	(2,943)
Rydex SGI VT Multi-Hedge Strategies (Pinnacle IV ™)	—	2,243	(2,243)	2,353	—	1,222	7,569	6,347	8,700	6,457
Rydex SGI VT Multi-Hedge Strategies (Pinnacle V ™)	—	3,233	(3,233)	(975)	—	(846)	14,558	15,404	14,429	11,196
Rydex SGI VT Multi-Hedge Strategies (Pinnacle ™)	—	138	(138)	41	—	71	617	546	587	449
Rydex SGI VT U.S. Long Short Momentum (Pinnacle IV ™)	—	2,123	(2,123)	16,865	—	35,636	34,083	(1,553)	15,312	13,189
Rydex SGI VT U.S. Long Short Momentum (Pinnacle V ™)	—	5,112	(5,112)	5,760	—	64,111	96,219	32,108	37,868	32,756
Rydex SGI VT U.S. Long Short Momentum (Pinnacle ™)	—	219	(219)	(128)	—	1,039	2,802	1,763	1,635	1,416

See accompanying notes.

* - 2010 inception date of division.

8

Separate Account II

of

Integrity Life Insurance Company

Statements of Changes in Net Assets

For the Year Ended December 31, 2010

	Increase (decrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Net realized gain (loss) on sale of investments	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Affiliated:
Touchstone Aggressive ETF (Pinnacle IV ™)	$2,671	$185,769	$(35,432)	$153,008	$451	$(195,298)	$(153,726)	$(794)	$(349,367)	$(196,359)	$1,625,988	$1,429,629	43	(18,145)	(15,388)	(33,490)
Touchstone Aggressive ETF (Pinnacle ™)	4,454	5,276	34,938	44,668	—	(59,325)	155,698	(212)	96,161	140,829	435,834	576,663	—	(5,538)	13,337	7,799
Touchstone Aggressive ETF (Pinnacle V ™)	1,117	36,640	88,688	126,445	292,183	(122,064)	33,602	(7,387)	196,334	322,779	907,382	1,230,161	23,256	(10,400)	2,733	15,589
Touchstone Baron Small Cap (Pinnacle IV ™)	(37,659)	(312,559)	902,744	552,526	7,914	(342,669)	(83,556)	(818)	(419,129)	133,397	2,653,287	2,786,684	479	(21,784)	(4,577)	(25,882)
Touchstone Baron Small Cap (Pinnacle V ™)	(8,667)	(13,183)	140,053	118,203	126,338	(114,366)	(28,115)	(565)	(16,708)	101,495	557,080	658,575	14,364	(13,693)	(3,284)	(2,613)
Touchstone Baron Small Cap (Pinnacle ™)	(24,575)	(117,419)	537,383	395,389	1,820	(304,076)	(48,607)	(790)	(351,653)	43,736	1,938,974	1,982,710	63	(10,486)	(1,687)	(12,110)
Touchstone Conservative ETF (Pinnacle IV ™)	11,732	28,572	103,479	143,783	—	(663,619)	(192,469)	(314)	(856,402)	(712,619)	2,688,547	1,975,928	—	(58,199)	(16,713)	(74,912)
Touchstone Conservative ETF (Pinnacle ™)	761	(3,460)	26,388	23,689	598	(40,903)	(118,906)	(103)	(159,314)	(135,625)	376,432	240,807	51	(3,450)	(10,001)	(13,400)
Touchstone Conservative ETF Fund (Pinnacle V ™)	9,272	9,669	54,598	73,539	174,882	(36,739)	31,568	(7,253)	162,458	235,997	939,812	1,175,809	15,098	(3,789)	2,709	14,018
Touchstone Core Bond (Pinnacle IV ™)	22,841	18,776	27,930	69,547	423	(176,474)	87,174	(497)	(89,374)	(19,827)	1,062,517	1,042,690	32	(13,595)	7,260	(6,303)
Touchstone Core Bond (Pinnacle ™)	16,552	7,082	20,618	44,252	750	(155,942)	(44,070)	(92)	(199,354)	(155,102)	847,669	692,567	58	(12,105)	(3,399)	(15,446)
Touchstone Core Bond (PinnacleV ™)	16,804	6,451	5,357	28,612	112,504	(14,915)	141,589	(2,094)	237,084	265,696	398,674	664,370	9,928	(1,461)	12,115	20,582
Touchstone Enhanced ETF (Pinnacle IV ™)	4,792	(125,784)	216,283	95,291	5,828	(128,793)	(21,045)	(1,182)	(145,192)	(49,901)	1,099,203	1,049,302	528	(13,904)	(490)	(13,866)
Touchstone Enhanced ETF (Pinnacle ™)	233	67,249	(30,851)	36,631	—	(21,691)	(273,147)	(252)	(295,090)	(258,459)	543,827	285,368	—	(2,038)	(25,146)	(27,184)
Touchstone Enhanced ETF (Pinnacle V ™)	877	9,553	10,534	20,964	18,650	(11,926)	(38,871)	(205)	(32,352)	(11,388)	258,049	246,661	1,481	(970)	(3,159)	(2,648)
Touchstone GMAB Aggressive ETF (Pinnacle IV ™)	(2,578)	5,845	58,703	61,970	—	(12,977)	1	(657)	(13,633)	48,337	574,387	622,724	—	(1,012)	—	(1,012)
Touchstone GMAB Aggressive ETF (Pinnacle V ™)	(3,518)	9,825	57,451	63,758	—	(28,021)	6	(549)	(28,564)	35,194	601,542	636,736	—	(2,122)	(1)	(2,123)
Touchstone GMAB Conservative ETF (Pinnacle IV ™)	1,110	17,911	23,754	42,775	—	(34,859)	(1,036)	(222)	(36,117)	6,658	656,859	663,517	—	(2,968)	(89)	(3,057)
Touchstone GMAB Conservative ETF (Pinnacle V ™)	(250)	8,599	26,797	35,146	16,104	(51,774)	1	(222)	(35,891)	(745)	535,596	534,851	1,434	(4,400)	1	(2,965)
Touchstone GMAB Moderate ETF (Pinnacle IV ™)	1,954	5,355	93,083	100,392	—	(7,317)	—	(374)	(7,691)	92,701	1,123,996	1,216,697	—	(629)	(1)	(630)
Touchstone GMAB Moderate ETF(Pinnacle V ™)	787	13,798	83,586	98,171	10,689	(56,263)	62,469	(518)	16,377	114,548	1,075,503	1,190,051	881	(4,599)	5,196	1,478
Touchstone High Yield (Pinnacle IV ™)	501,876	25,490	174,857	702,223	15,503	(237,169)	(131,316)	(895)	(353,877)	348,346	6,574,493	6,922,839	985	(15,382)	(8,111)	(22,508)
Touchstone High Yield (Pinnacle ™)	109,807	151,346	(97,401)	163,752	16,398	(409,757)	104,053	(486)	(289,792)	(126,040)	1,633,269	1,507,229	1,036	(25,758)	6,465	(18,257)
Touchstone High Yield (PinnacleV ™)	614,270	88,125	11,437	713,832	2,000,680	(69,792)	700,580	(651)	2,630,817	3,344,649	4,927,700	8,272,349	183,370	(6,417)	65,907	242,860
Touchstone Large Cap Core Equity (Pinnacle IV ™)	29,081	172,645	439,964	641,690	22,575	(597,031)	1,648,424	(2,235)	1,071,733	1,713,423	5,486,848	7,200,271	2,045	(56,262)	150,615	96,398
Touchstone Large Cap Core Equity (Pinnacle ™)	32,965	(360,721)	1,084,920	757,164	23,970	(995,168)	(159,132)	(5,797)	(1,136,127)	(378,963)	8,168,717	7,789,754	2,170	(93,594)	(14,148)	(105,572)
Touchstone Large Cap Core Equity (PinnacleV ™)	33,080	38,208	333,311	404,599	1,070,881	(51,094)	2,008,505	(1,438)	3,026,854	3,431,453	1,609,733	5,041,186	143,948	(7,077)	263,334	400,205
Touchstone Mid Cap Growth (Pinnacle IV ™)	(22,330)	(611,150)	943,662	310,182	13,538	(472,363)	(65,522)	(1,226)	(525,573)	(215,391)	1,997,866	1,782,475	854	(31,428)	(4,228)	(34,802)
Touchstone Mid Cap Growth (Pinnacle ™)	(8,124)	(93,516)	237,099	135,459	3,207	(80,415)	(7,948)	(597)	(85,753)	49,706	737,527	787,233	210	(5,391)	(324)	(5,505)
Touchstone Mid Cap Growth (PinnacleV ™)	(12,925)	(36,560)	242,086	192,601	323,328	(28,308)	(24,168)	(3,434)	267,418	460,019	759,478	1,219,497	37,747	(3,734)	(2,701)	31,312
Touchstone Moderate ETF (Pinnacle IV ™)	32,190	2,130	383,646	417,966	7,880	(286,103)	(33,522)	(1,274)	(313,019)	104,947	4,518,731	4,623,678	690	(25,447)	(3,126)	(27,883)
Touchstone Moderate ETF (Pinnacle V ™)	29,144	40,575	224,661	294,380	1,076,999	(145,589)	38,820	(16,121)	954,109	1,248,489	2,255,234	3,503,723	114,605	(17,209)	4,105	101,501
Touchstone Moderate ETF (Pinnacle ™)	242	(71,659)	147,952	76,535	22,505	(273,637)	(471,934)	(623)	(723,689)	(647,154)	1,332,492	685,338	1,953	(25,470)	(41,584)	(65,101)
Touchstone Money Market (Pinnacle V ™)	(46,732)	—	—	(46,732)	2,583,948	(195,854)	(1,276,453)	(318)	1,111,323	1,064,591	2,213,689	3,278,280	261,669	(19,859)	(130,029)	111,781
Touchstone Money Market (Pinnacle IV ™)	(73,142)	—	—	(73,142)	73,280	(1,996,966)	(285,508)	(1,916)	(2,211,110)	(2,284,252)	6,901,178	4,616,926	6,730	(183,522)	(26,781)	(203,573)
Touchstone Money Market (Pinnacle ™)	(67,330)	—	—	(67,330)	153,541	(3,063,142)	708,468	(3,571)	(2,204,704)	(2,272,034)	6,956,472	4,684,438	13,961	(242,978)	27,769	(201,248)
Touchstone Third Avenue Value (Pinnacle IV ™)	225,889	(1,289,390)	1,881,930	818,429	7,053	(1,004,215)	(134,828)	(2,872)	(1,134,862)	(316,433)	5,438,219	5,121,786	492	(72,049)	(8,654)	(80,211)
Touchstone Third Avenue Value (Pinnacle V ™)	48,651	(95,279)	220,901	174,273	68,471	(78,069)	(21,473)	(892)	(31,963)	142,310	961,082	1,103,392	9,532	(10,771)	(2,840)	(4,079)
Touchstone Third Avenue Value (Pinnacle ™)	374,113	(933,763)	1,857,777	1,298,127	15,662	(796,043)	(236,119)	(3,371)	(1,019,871)	278,256	7,886,554	8,164,810	357	(18,890)	(5,424)	(23,957)
Non-Affiliated:
Van Kampen UIF Emerging Markets Debt (Pinnacle ™)	12,763	123,258	(90,888)	45,133	45,524	(130,011)	(1,853,432)	(572)	(1,938,491)	(1,893,358)	2,650,614	757,256	2,168	(6,327)	(92,981)	(97,140)
Van Kampen UIF U.S. Real Estate (Pinnacle ™)	11,259	(485,054)	825,302	351,507	23,849	(139,027)	(73,892)	(920)	(189,990)	161,517	1,356,263	1,517,780	947	(5,928)	(3,087)	(8,068)
Non-Affiliated Initial Class:
Fidelity VIP Balanced (Pinnacle ™) (April 30)*	21,901	(10,845)	107,207	118,263	—	(145,302)	2,023,224	(699)	1,877,223	1,995,486	—	1,995,486	—	(15,381)	202,183	186,802
Fidelity VIP Overseas (Pinnacle IV ™)	(138)	(74,411)	98,000	23,451	—	(56,438)	(55,384)	(198)	(112,020)	(88,569)	349,777	261,208	—	(8,145)	(7,652)	(15,797)
Fidelity VIP Overseas (Pinnacle ™)	316	(58,775)	95,359	36,900	—	(63,928)	(25,215)	(217)	(89,360)	(52,460)	425,319	372,859	—	(8,955)	(3,487)	(12,442)
Fidelity VIP Equity-Income (Pinnacle ™)	11,084	(392,370)	777,835	396,549	14,709	(837,556)	(19,465)	(1,714)	(844,026)	(447,477)	3,571,777	3,124,300	1,186	(67,960)	(696)	(67,470)
Fidelity VIP II Contrafund (Pinnacle ™)	(6,773)	(807,008)	1,944,778	1,130,997	69,499	(1,151,181)	654,361	(4,687)	(432,008)	698,989	7,944,686	8,643,675	3,688	(64,593)	34,246	(26,659)
Fidelity VIP II Index 500 (Pinnacle IV ™)	1,258	(125,613)	162,836	38,481	—	(26,305)	(318,343)	(127)	(344,775)	(306,294)	566,349	260,055	—	(3,369)	(40,755)	(44,124)
Fidelity VIP II Index 500 (Pinnacle ™)	19,751	(172,526)	561,003	408,228	—	(511,750)	(84,317)	(2,580)	(598,647)	(190,419)	3,407,320	3,216,901	—	(64,601)	(10,149)	(74,750)
Fidelity VIP II Investment Grade Bond (Pinnacle IV ™)	62,437	25,574	51,169	139,180	—	(407,236)	(395,087)	(661)	(802,984)	(663,804)	2,691,675	2,027,871	—	(35,491)	(35,411)	(70,902)
Fidelity VIP II Investment Grade Bond (Pinnacle ™)	95,088	40,888	76,753	212,729	—	(526,394)	(9,748)	(1,183)	(537,325)	(324,596)	3,328,514	3,003,918	—	(44,696)	(818)	(45,514)

See accompanying notes

* - 2010 inception date of division.

9

Separate Account II

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Net realized gain (loss) on sale of investments	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Service Class:
Fidelity VIP Growth (Pinnacle ™)	$(5,789)	$(1,364)	$142,413	$135,260	$—	$(121,800)	$(8,248)	$(472)	$(130,520)	$4,740	$712,326	$717,066	—	(15,802)	(1,124)	(16,926)
Fidelity VIP III Mid Cap (Pinnacle ™)	(37,216)	(158,095)	1,354,368	1,159,057	—	(530,085)	(195,073)	(2,417)	(727,575)	431,482	4,747,686	5,179,168	—	(16,826)	(5,766)	(22,592)
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (Pinnacle IV ™)	1,196	(890)	25,153	25,459	—	(4,423)	6,641	(112)	2,106	27,565	204,835	232,400	—	(382)	567	185
Fidelity VIP Asset Manager (Pinnacle V ™)	547	(3,328)	29,128	26,347	6,919	(8,279)	(49,596)	(484)	(51,440)	(25,093)	268,007	242,914	653	(844)	(5,243)	(5,434)
Fidelity VIP Asset Manager (Pinnacle ™)	610	(854)	11,609	11,365	—	(8,151)	39,632	(70)	31,411	42,776	65,018	107,794	—	(713)	3,430	2,717
Fidelity VIP Balanced (Pinnacle IV ™)	12,295	(55,528)	252,901	209,668	167,273	(453,215)	785,732	(582)	499,208	708,876	1,134,447	1,843,323	13,580	(37,543)	60,160	36,197
Fidelity VIP Balanced (Pinnacle V ™)	5,896	(1,853)	99,068	103,111	59,709	(59,272)	410,705	(1,453)	409,689	512,800	442,940	955,740	6,635	(6,737)	43,606	43,504
Fidelity VIP Balanced (Pinnacle ™)	4,600	(12,960)	89,513	81,153	80	(62,322)	193,838	(269)	131,327	212,480	387,808	600,288	7	(5,253)	16,524	11,278
Fidelity VIP Contrafund (Pinnacle IV ™)	(38,272)	372,488	918,558	1,252,774	35,594	(1,214,019)	383,288	(3,339)	(798,476)	454,298	9,260,185	9,714,483	2,508	(88,173)	24,826	(60,839)
Fidelity VIP Contrafund (Pinnacle V ™)	(10,359)	82,580	482,254	554,475	1,194,572	(168,826)	409,067	(11,580)	1,423,233	1,977,708	2,624,557	4,602,265	142,085	(21,892)	49,157	169,350
Fidelity VIP Disciplined Small Cap (Pinnacle IV ™)	(3,994)	(13,312)	80,589	63,283	83	(38,411)	9,959	(222)	(28,591)	34,692	283,470	318,162	11	(4,954)	1,342	(3,601)
Fidelity VIP Disciplined Small Cap (Pinnacle ™)	(3,323)	(11,549)	69,955	55,083	—	(26,371)	(7,155)	(167)	(33,693)	21,390	260,605	281,995	—	(3,634)	(908)	(4,542)
Fidelity VIP Disciplined Small Cap (Pinnacle V ™)	(1,591)	5,128	19,972	23,509	14,659	(10,306)	3,265	(178)	7,440	30,949	93,957	124,906	1,987	(1,372)	443	1,058
Fidelity VIP Equity-Income (Pinnacle IV ™)	814	(263,075)	517,808	255,547	4,045	(409,725)	(30,448)	(908)	(437,036)	(181,489)	2,250,279	2,068,790	399	(41,563)	(2,120)	(43,284)
Fidelity VIP Equity-Income (Pinnacle V ™)	422	(6,916)	105,178	98,684	91,872	(91,912)	15,893	(1,175)	14,678	113,362	684,421	797,783	13,761	(13,380)	2,763	3,144
Fidelity VIP Freedom 2010 (Pinnacle IV ™)	1,373	14,225	(6,517)	9,081	—	(63,408)	(7,330)	(30)	(70,768)	(61,687)	142,039	80,352	—	(6,786)	(768)	(7,554)
Fidelity VIP Freedom 2010 (Pinnacle ™)	307	76	983	1,366	—	—	11,330	(3)	11,327	12,693	1,751	14,444	—	—	1,218	1,218
Fidelity VIP Freedom 2010 (Pinnacle V ™)	10,328	(587)	48,408	58,149	30,293	(13,445)	10,771	(3,418)	24,201	82,350	527,309	609,659	3,170	(1,807)	1,149	2,512
Fidelity VIP Freedom 2015 (Pinnacle IV ™)	842	797	3,424	5,063	—	(4,273)	31,335	(26)	27,036	32,099	14,586	46,685	—	(456)	3,489	3,033
Fidelity VIP Freedom 2015 (Pinnacle ™)	66	21	333	420	—	—	1	(16)	(15)	405	3,749	4,154	—	(2)	—	(2)
Fidelity VIP Freedom 2015 (Pinnacle V ™)	22,264	(28,370)	155,244	149,138	347,917	(128,151)	32,548	(7,245)	245,069	394,207	1,131,739	1,525,946	38,540	(14,972)	3,567	27,135
Fidelity VIP Freedom 2020 (Pinnacle IV ™)	1,853	(5,184)	21,630	18,299	—	(57,836)	437	(66)	(57,465)	(39,166)	196,036	156,870	—	(6,606)	—	(6,606)
Fidelity VIP Freedom 2020 (Pinnacle V ™)	30,927	(16,738)	195,858	210,047	780,105	(35,857)	(5,123)	(10,618)	728,507	938,554	1,325,274	2,263,828	86,687	(5,276)	(557)	80,854
Fidelity VIP Freedom 2025 (Pinnacle ™) (May 28)*	51	3	302	356	—	—	2,785	—	2,785	3,141	—	3,141	—	—	324	324
Fidelity VIP Freedom 2025 (Pinnacle IV ™)	239	(47)	2,495	2,687	—	—	—	(30)	(30)	2,657	19,495	22,152	—	(3)	—	(3)
Fidelity VIP Freedom 2025 (Pinnacle V ™)	11,310	27,206	67,033	105,549	286,168	(85,452)	(17,470)	(6,204)	177,042	282,591	716,451	999,042	31,801	(10,273)	(2,116)	19,412
Fidelity VIP Freedom 2030 (Pinnacle IV ™)	200	170	2,274	2,644	—	(146)	(1)	(42)	(189)	2,455	18,791	21,246	—	(23)	—	(23)
Fidelity VIP Freedom 2030 (Pinnacle V ™)	1,588	12,504	15,574	29,666	66	(36,932)	29,748	(258)	(7,376)	22,290	197,350	219,640	8	(4,330)	3,712	(610)
Fidelity VIP Growth (Pinnacle IV ™)	(11,363)	(121,675)	335,265	202,227	1,437	(192,357)	(29,896)	(894)	(221,710)	(19,483)	1,110,117	1,090,634	182	(23,952)	(4,497)	(28,267)
Fidelity VIP Growth (Pinnacle ™)	(1,763)	(14,535)	55,687	39,389	1,730	(37,912)	35,680	(98)	(600)	38,789	188,707	227,496	223	(4,960)	4,408	(329)
Fidelity VIP Growth (Pinnacle V ™)	(2,657)	9,953	45,263	52,559	17,233	(16,252)	80,311	(352)	80,940	133,499	171,769	305,268	2,100	(2,045)	10,343	10,398
Fidelity VIP High Income (Pinnacle IV ™)	88,708	100,117	(80,579)	108,246	956	(309,944)	(33,778)	(463)	(343,229)	(234,983)	1,694,615	1,459,632	64	(20,387)	(6,882)	(27,205)
Fidelity VIP High Income (Pinnacle V ™)	42,244	(2,342)	35,944	75,846	50,000	(14,121)	40,928	(32)	76,775	152,621	555,309	707,930	4,882	(1,323)	4,067	7,626
Fidelity VIP High Income (Pinnacle ™)	526,091	647,798	(709,488)	464,401	115,185	(283,980)	3,298,948	(302)	3,129,851	3,594,252	4,460,851	8,055,103	8,460	(21,255)	229,475	216,680
Fidelity VIP II Index 500 (Pinnacle IV ™)	8,534	(255,779)	595,270	348,025	60,167	(589,257)	(113,528)	(896)	(643,514)	(295,489)	3,226,251	2,930,762	8,181	(79,235)	(12,557)	(83,611)
Fidelity VIP II Index 500 (Pinnacle ™)	1,821	(116,972)	197,712	82,561	6,219	(374,667)	(483,982)	(249)	(852,679)	(770,118)	1,484,790	714,672	791	(50,071)	(62,915)	(112,195)
Fidelity VIP II Index 500 (Pinnacle V ™)	5,222	(89)	127,290	132,423	299,494	(40,533)	42,035	(1,772)	299,224	431,647	742,837	1,174,484	39,386	(5,503)	6,141	40,024
Fidelity VIP Investment Grade Bond (Pinnacle IV ™)	125,988	70,357	80,568	276,913	19,099	(760,737)	92,089	(1,225)	(650,774)	(373,861)	4,758,524	4,384,663	1,576	(63,115)	8,909	(52,630)
Fidelity VIP Investment Grade Bond (Pinnacle V ™)	79,246	19,573	3,461	102,280	869,434	(75,826)	208,747	(7,595)	994,760	1,097,040	1,478,673	2,575,713	76,042	(7,268)	18,107	86,881
Fidelity VIP Investment Grade Bond (Pinnacle ™)	62,015	17,104	69,401	148,520	4,660	(678,048)	84,522	(608)	(589,474)	(440,954)	2,544,769	2,103,815	379	(54,542)	6,867	(47,296)
Fidelity VIP Mid Cap (Pinnacle IV ™)	(83,353)	(61,186)	2,080,164	1,935,625	24,975	(1,114,371)	427,880	(3,361)	(664,877)	1,270,748	7,639,404	8,910,152	1,245	(55,784)	21,220	(33,319)
Fidelity VIP Mid Cap (Pinnacle ™)	(7,936)	6,184	204,815	203,063	4,039	(118,196)	(28,648)	(476)	(143,281)	59,782	871,954	931,736	431	(13,098)	(3,249)	(15,916)
Fidelity VIP Mid Cap (Pinnacle V ™)	(20,379)	9,057	458,353	447,031	237,752	(80,688)	218,011	(1,348)	373,727	820,758	1,477,534	2,298,292	24,263	(8,555)	23,996	39,704
Fidelity VIP Overseas (Pinnacle IV ™)	(2,630)	(157,253)	246,583	86,700	2,542	(173,301)	(64,039)	(762)	(235,560)	(148,860)	1,160,353	1,011,493	217	(15,522)	(5,748)	(21,053)
Fidelity VIP Overseas (Pinnacle V ™)	367	(15,535)	102,010	86,842	196,048	(32,035)	16,786	(1,280)	179,519	266,361	513,596	779,957	28,426	(4,610)	2,676	26,492
Fidelity VIP Overseas (Pinnacle ™)	213	(49,082)	131,588	82,719	2,020	(63,887)	30,859	(311)	(31,319)	51,400	790,979	842,379	188	(5,432)	2,390	(2,854)
Non-Affiliated Class 1:
Franklin Growth and Income Securities (Pinnacle ™)	83,277	(119,359)	521,614	485,532	—	(487,580)	(65,398)	(2,989)	(555,967)	(70,435)	3,576,023	3,505,588	—	(40,736)	(5,438)	(46,174)
Franklin Income Securities (Pinnacle ™)	548,105	66,260	474,298	1,088,663	5,415	(1,309,804)	(279,478)	(3,989)	(1,587,856)	(499,193)	10,666,124	10,166,931	326	(78,937)	(17,397)	(96,008)
JPM IT Mid Cap Value (Pinnacle ™)	(138)	2,266	13,650	15,778	—	(5,969)	—	(148)	(6,117)	9,661	74,540	84,201	—	(411)	—	(411)
JPM IT Mid Cap Value (Pinnacle IV ™)	(1,113)	12,810	73,548	85,245	—	(17,599)	(22,948)	(384)	(40,931)	44,314	422,755	467,069	—	(1,245)	(1,715)	(2,960)
Van Kampen UIF Emerging Markets Debt (Pinnacle IV ™)	10,359	(4,855)	25,644	31,148	—	(30,696)	(19,749)	(166)	(50,611)	(19,463)	393,259	373,796	—	(1,328)	(915)	(2,243)
Van Kampen UIF U.S. Real Estate (Pinnacle IV ™)	8,912	(437,988)	739,551	310,475	—	(208,583)	(46,230)	(731)	(255,544)	54,931	1,203,615	1,258,546	—	(9,910)	(2,315)	(12,225)

See accompanying notes.

* - 2010 inception date of division.

10

Separate Account II

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Increase (decrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Net realized gain (loss) on sale of investments	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Class 2:
Franklin Growth and Income Securities (Pinnacle IV ™)	$55,815	$(437,580)	$732,980	$351,215	$6,533	$(442,696)	$(94,269)	$(1,554)	$(531,986)	$(180,771)	$2,762,299	$2,581,528	560	(38,105)	(8,012)	(45,557)
Franklin Growth and Income Securities (Pinnacle ™)	19,861	(81,665)	191,302	129,498	6,340	(105,473)	46,227	(499)	(53,405)	76,093	914,832	990,925	847	(15,052)	6,686	(7,519)
Franklin Growth and Income Securities (Pinnacle V ™)	9,882	(17,791)	71,348	63,439	131,331	(80,869)	52,493	(1,988)	100,967	164,406	342,629	507,035	18,209	(11,597)	7,542	14,154
Franklin Income Securities (Pinnacle IV ™)	423,495	(347,274)	778,591	854,812	22,404	(904,149)	(44)	(2,197)	(883,986)	(29,174)	8,307,632	8,278,458	1,373	(57,180)	1,152	(54,655)
Franklin Income Securities (Pinnacle V ™)	120,009	(32,184)	165,006	252,831	222,365	(114,431)	145,599	(959)	252,574	505,405	2,141,147	2,646,552	24,187	(12,521)	16,019	27,685
Franklin Large Cap Growth Securities (Pinnacle IV ™)	(5,414)	(109,434)	206,343	91,495	5,303	(295,109)	294,790	(316)	4,668	96,163	731,773	827,936	440	(23,815)	25,149	1,774
Franklin Large Cap Growth Securities (Pinnacle V ™)	(3,085)	(398)	62,642	59,159	365,632	(4,098)	54,468	(1,660)	414,342	473,501	165,528	639,029	46,038	(720)	7,458	52,776
Franklin Large Cap Growth Securities (Pinnacle ™)	(520)	(10,663)	21,311	10,128	3,926	(21,726)	16,286	(51)	(1,565)	8,563	109,335	117,898	339	(1,898)	1,372	(187)
Franklin Mutual Shares Securities (Pinnacle IV ™)	2,001	(163,918)	389,914	227,997	2,815	(274,261)	7,564	(858)	(264,740)	(36,743)	2,598,126	2,561,383	207	(20,147)	493	(19,447)
Franklin Mutual Shares Securities (Pinnacle V ™)	2,867	(48,064)	169,226	124,029	563,402	(64,973)	49,404	(3,472)	544,361	668,390	867,396	1,535,786	76,118	(9,222)	7,094	73,990
Franklin Mutual Shares Securities (Pinnacle ™)	3,092	(79,790)	212,369	135,671	5,100	(158,987)	(15,045)	(538)	(169,470)	(33,799)	1,539,113	1,505,314	380	(11,736)	(999)	(12,355)
Franklin Small Cap Value Securities Fund (Pinnacle IV ™)	(905)	(5,770)	35,917	29,242	—	(27,301)	194,935	(127)	167,507	196,749	66,337	263,086	—	(3,493)	22,514	19,021
Franklin Small Cap Value Securities Fund (Pinnacle ™)	(429)	5,387	11,341	16,299	726	(13,114)	2,839	(46)	(9,595)	6,704	72,677	79,381	96	(1,632)	209	(1,327)
Franklin Small Cap Value Securities Fund (Pinnacle V ™)	(1,492)	(8,025)	54,510	44,993	20,520	(8,905)	1,559	(185)	12,989	57,982	167,012	224,994	2,568	(1,170)	114	1,512
Templeton Foreign Securities (Pinnacle IV ™)	7,963	(201,665)	321,151	127,449	4,878	(291,094)	310,298	(819)	23,263	150,712	1,868,286	2,018,998	299	(17,288)	18,239	1,250
Templeton Foreign Securities (Pinnacle V ™)	1,417	(23,152)	84,582	62,847	240,290	(34,869)	71,159	(2,038)	274,542	337,389	478,455	815,844	30,048	(4,694)	9,078	34,432
Templeton Foreign Securities (Pinnacle ™)	4,529	(130,971)	171,469	45,027	3,040	(176,276)	(3,639)	(497)	(177,372)	(132,345)	1,030,064	897,719	195	(10,658)	(540)	(11,003)
Templeton Growth Securities (Pinnacle IV ™)	(3,590)	(126,198)	116,326	(13,462)	979	(190,297)	(2,335,771)	(512)	(2,525,601)	(2,539,063)	3,832,926	1,293,863	75	(14,721)	(177,848)	(192,494)
Templeton Growth Securities (Pinnacle V ™)	(4,137)	336,562	(371,511)	(39,086)	123,504	(39,869)	(2,193,007)	(783)	(2,110,155)	(2,149,241)	2,830,047	680,806	17,749	(5,792)	(324,920)	(312,963)
Templeton Growth Securities (Pinnacle ™)	(89)	(77,402)	130,688	53,197	240	(190,996)	6,439	(449)	(184,766)	(131,569)	1,171,419	1,039,850	18	(14,601)	677	(13,906)
Invesco Van Kampen VI Comstock (Pinnacle IV ™)	(6,286)	(69,637)	134,237	58,314	1,938	(117,353)	(60,335)	(305)	(176,055)	(117,741)	568,411	450,670	147	(8,995)	(4,668)	(13,516)
Invesco Van Kampen VI Comstock (Pinnacle V ™)	(3,209)	2,213	33,140	32,144	99,524	(5,910)	10,855	(1,424)	103,045	135,189	145,177	280,366	13,553	(1,015)	1,608	14,146
Invesco Van Kampen VI Comstock (Pinnacle ™)	(2,769)	(19,743)	50,764	28,252	240	(36,920)	(7,753)	(143)	(44,576)	(16,324)	248,346	232,022	18	(2,949)	(562)	(3,493)
Invesco Van Kampen VI Capital Growth (Pinnacle IV ™)	(4,219)	30,728	11,971	38,480	198	(50,974)	(103,249)	(144)	(154,169)	(115,689)	354,088	238,399	16	(3,888)	(8,118)	(11,990)
Invesco Van Kampen VI Capital Growth (Pinnacle V ™)	(2,625)	2,807	29,539	29,721	20,020	(2,079)	(2,204)	(273)	15,464	45,185	151,901	197,086	2,248	(244)	(233)	1,771
Invesco Van Kampen VI Capital Growth (Pinnacle ™)	(886)	6,982	1,817	7,913	—	(7,964)	(5,268)	(26)	(13,258)	(5,345)	73,391	68,046	—	(709)	(523)	(1,232)
Van Kampen UIF Emerging Markets Debt (Pinnacle IV ™)	21,652	58,761	(3,499)	76,914	2,380	(98,657)	(201,395)	(168)	(297,840)	(220,926)	1,008,509	787,583	206	(8,292)	(17,571)	(25,657)
Van Kampen UIF Emerging Markets Debt (Pinnacle V ™)	7,410	4,814	8,868	21,092	155,592	(40,311)	39,660	(682)	154,259	175,351	231,888	407,239	13,494	(3,572)	3,465	13,387
Van Kampen UIF Emerging Markets Equity (Pinnacle IV ™)	(16,652)	(66,842)	367,831	284,337	3,777	(228,310)	(210,930)	(1,493)	(436,956)	(152,619)	2,174,973	2,022,354	124	(7,449)	(7,318)	(14,643)
Van Kampen UIF Emerging Markets Equity (Pinnacle V ™)	(7,806)	(5,171)	149,267	136,290	312,399	(64,545)	294	(1,951)	246,197	382,487	681,992	1,064,479	32,919	(7,284)	(12)	25,623
Van Kampen UIF Emerging Markets Equity (Pinnacle ™)	(6,289)	81,606	50,547	125,864	792	(68,656)	18,592	(482)	(49,754)	76,110	830,011	906,121	27	(2,210)	314	(1,869)
Van Kampen UIF U.S. Real Estate (Pinnacle IV ™)	8,426	(69,674)	356,413	295,165	7,098	(135,354)	17,773	(381)	(110,864)	184,301	1,121,256	1,305,557	1,057	(19,811)	2,195	(16,559)
Van Kampen UIF U.S. Real Estate (Pinnacle V ™)	2,235	(7,153)	173,078	168,160	189,473	(48,961)	13,508	(1,179)	152,841	321,001	528,017	849,018	26,434	(6,737)	2,025	21,722
Invesco Van Kampen VI Mid Cap Value (Pinnacle ™) (Feb 11)*	555	10,039	(1)	10,593	—	(200,952)	190,929	—	(10,023)	570	—	570	—	(22,966)	23,022	56
Invesco Van Kampen VI Mid Cap Value (Pinnacle V ™)	(2,090)	9,902	44,063	51,875	352,242	(1,384)	637	(1,878)	349,617	401,492	85,216	486,708	38,469	(355)	159	38,273
Invesco Van Kampen VI Mid Cap Value (Pinnacle IV ™)	(316)	157	12,429	12,270	—	—	153,292	(25)	153,267	165,537	1,633	167,170	—	(3)	16,416	16,413
Non-Affiliated Class A:
DWS Small Cap Index VIP (Pinnacle IV ™)	(452)	(9,362)	27,960	18,146	—	(17,579)	(4,693)	(27)	(22,299)	(4,153)	95,312	91,159	—	(1,416)	(387)	(1,803)
DWS Small Cap Index VIP (Pinnacle ™)	(3,389)	(82,898)	275,746	189,459	115	(64,975)	(89,569)	(528)	(154,957)	34,502	876,997	911,499	9	(4,561)	(6,953)	(11,505)
Non-Affiliated Class B:
Columbia VIT Mid Cap Value Class B (Pinnacle ™) (April 30)*	(13)	126	563	676	—	(1,405)	3,407	—	2,002	2,678	—	2,678	—	(103)	273	170
Columbia VIT Mid Cap Value Class B (Pinnacle IV ™)	(111)	26	4,674	4,589	—	(8)	11,287	—	11,279	15,868	11,879	27,747	—	(1)	852	851
Columbia VIT Mid Cap Value Class B (Pinnacle V ™)	(78)	905	2,601	3,428	80	(842)	9,381	(52)	8,567	11,995	9,728	21,723	6	(61)	690	635
Columbia VIT Small Cap Value Class B (Pinnacle ™)	(39)	98	3,556	3,615	1,600	(1,731)	6,197	(13)	6,053	9,668	7,972	17,640	122	(132)	503	493
Columbia VIT Small Cap Value Class B (Pinnacle IV ™)	(887)	55,742	5,690	60,545	—	(151)	317,699	(2)	317,546	378,091	11,530	389,621	—	(10)	24,078	24,068
Columbia VIT Small Cap Value Class B (Pinnacle V ™)	(371)	1,852	18,091	19,572	93,716	(554)	(1,392)	(372)	91,398	110,970	16,274	127,244	7,005	(68)	(64)	6,873
DWS Small Cap Index VIP (Pinnacle IV ™)	(2,986)	20,844	62,180	80,038	489	(64,321)	10,051	(215)	(53,996)	26,042	389,163	415,205	41	(5,365)	599	(4,725)
DWS Small Cap Index VIP (Pinnacle V ™)	(4,170)	(1,269)	110,508	105,069	8,605	(33,643)	7,427	(480)	(18,091)	86,978	418,928	505,906	1,095	(4,064)	1,429	(1,540)
Non-Affiliated Advisor Class:
PIMCO VIT All Asset (Pinnacle ™)	11,720	(1,097)	11,793	22,416	—	(9,391)	116,288	(15)	106,882	129,298	144,498	273,796	—	(917)	11,171	10,254
PIMCO VIT All Asset (Pinnacle IV ™)	13,408	13,433	(4,116)	22,725	—	(38,131)	188,728	(41)	150,556	173,281	161,813	335,094	—	(3,953)	17,971	14,018
PIMCO VIT All Asset (Pinnacle V ™)	8,646	5,884	2,240	16,770	4,993	(20,197)	53,945	(110)	38,631	55,401	134,888	190,289	497	(1,949)	5,103	3,651
PIMCO VIT Commodity Real Return (Pinnacle IV ™)	117,641	(11,005)	49,207	155,843	2,478	(172,959)	59,349	(294)	(111,426)	44,417	787,436	831,853	389	(25,155)	8,611	(16,155)
PIMCO VIT Commodity Real Return (Pinnacle V ™)	144,442	(5,584)	91,902	230,760	388,894	(51,496)	47,395	(2,088)	382,705	613,465	693,897	1,307,362	56,183	(7,985)	7,934	56,132

See accompanying notes.

* - 2010 inception date of division.

11

Separate Account II

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2010

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Net realized gain (loss) on sale of investments	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Advisor Class (continued):
PIMCO VIT Commodity Real Return (Pinnacle ™)	$19,147	$(18,340)	$24,080	$24,887	$1,200	$(13,011)	$16,320	$(62)	$4,447	$29,334	$122,116	$151,450	193	(1,964)	1,988	217
PIMCO VIT Low Duration (Pinnacle IV ™)	1,173	10,733	(308)	11,598	—	(108,745)	72,513	(200)	(36,432)	(24,834)	274,855	250,021	—	(9,870)	6,747	(3,123)
PIMCO VIT Low Duration (Pinnacle ™)	2,293	80,884	7,094	90,271	25,736	(36,666)	3,794	(75)	(7,211)	83,060	236,764	319,824	2,341	(3,312)	7,567	6,596
PIMCO VIT Low Duration (Pinnacle V ™)	476	540	4,375	5,391	11,325	(8,624)	16,272	(126)	18,847	24,238	140,793	165,031	1,039	(785)	1,473	1,727
PIMCO VIT Real Return (Pinnacle IV ™)	5,636	50,235	(6,660)	49,211	4,874	(164,893)	114,380	(176)	(45,815)	3,396	784,182	787,578	451	(14,914)	10,201	(4,262)
PIMCO VIT Real Return (Pinnacle V ™)	1,863	3,090	11,779	16,732	13,036	(24,953)	61,589	(224)	49,448	66,180	263,832	330,012	1,228	(2,381)	5,647	4,494
PIMCO VIT Real Return (Pinnacle ™)	1,561	8,823	2,347	12,731	—	(5,833)	(28,358)	(103)	(34,294)	(21,563)	206,628	185,065	—	(544)	(2,620)	(3,164)
PIMCO VIT Total Return (Pinnacle V ™)	247,935	95,548	(9,400)	334,083	2,298,597	(429,377)	1,135,480	(15,394)	2,989,306	3,323,389	4,273,511	7,596,900	192,760	(36,826)	96,649	252,583
PIMCO VIT Total Return (Pinnacle IV ™)	148,043	201,862	(98,673)	251,232	17,246	(800,313)	781,710	(1,015)	(2,372)	248,860	3,779,069	4,027,929	1,475	(67,194)	66,183	464
PIMCO VIT Total Return (Pinnacle ™)	39,028	121,970	(42,123)	118,875	28,275	(92,533)	(665,704)	(305)	(730,267)	(611,392)	1,501,622	890,230	2,454	(7,824)	(53,824)	(59,194)
Non-Affiliated Investor Class:
Rydex SGI VT Alternative Strategies Allocation (Pinnacle IV ™)	(804)	1,110	(1,735)	(1,429)	—	(13,860)	(7,563)	(1)	(21,424)	(22,853)	86,417	63,564	—	(1,519)	(669)	(2,188)
Rydex SGI VT Alternative Strategies Allocation (Pinnacle V ™)	(1,074)	(2)	3,807	2,731	85,256	(1,916)	30,887	(701)	113,526	116,257	42,298	158,555	9,182	(276)	3,279	12,185
Rydex SGI VT Alternative Strategies Allocation (Pinnacle ™)	(16)	284	(123)	145	—	—	(1,649)	—	(1,649)	(1,504)	4,701	3,197	—	—	(146)	(146)
Rydex SGI VT Managed Future Strategy (Pinnacle IV ™)	(1,978)	(11,071)	252	(12,797)	—	(1,381)	(45,089)	(76)	(46,546)	(59,343)	146,870	87,527	—	(174)	(5,919)	(6,093)
Rydex SGI VT Managed Future Strategy (Pinnacle V ™)	(2,460)	(3,196)	(936)	(6,592)	68,721	(3,451)	(7,152)	(203)	57,915	51,323	130,887	182,210	8,158	(435)	(936)	6,787
Rydex SGI VT Managed Future Strategy (Pinnacle ™)	(332)	(2,438)	(173)	(2,943)	1,200	(570)	(60,842)	(15)	(60,227)	(63,170)	79,554	16,384	143	(66)	(7,000)	(6,923)
Rydex SGI VT Multi-Hedge Strategies (Pinnacle IV ™)	(2,243)	2,353	6,347	6,457	1,174	(45,077)	8,994	(24)	(34,933)	(28,476)	163,278	134,802	149	(5,564)	1,109	(4,306)
Rydex SGI VT Multi-Hedge Strategies (Pinnacle V ™)	(3,233)	(975)	15,404	11,196	78,764	(5,205)	8,705	(646)	81,618	92,814	164,728	257,542	9,828	(713)	1,106	10,221
Rydex SGI VT Multi-Hedge Strategies (Pinnacle ™)	(138)	41	546	449	—	—	(2,506)	—	(2,506)	(2,057)	11,874	9,817	—	—	(316)	(316)
Rydex SGI VT U.S. Long Short Momentum (Pinnacle IV ™)	(2,123)	16,865	(1,553)	13,189	2,501	(31,252)	1,369	(29)	(27,411)	(14,222)	150,448	136,226	299	(3,687)	251	(3,137)
Rydex SGI VT U.S. Long Short Momentum (Pinnacle V ™)	(5,112)	5,760	32,108	32,756	1,400	(17,298)	42,279	(119)	26,262	59,018	303,129	362,147	160	(1,985)	5,146	3,321
Rydex SGI VT U.S. Long Short Momentum (Pinnacle ™)	(219)	(128)	1,763	1,416	—	(3,295)	339	(4)	(2,960)	(1,544)	17,185	15,641	—	(429)	68	(361)

See accompanying notes.

12

Separate Account II

of

Integrity Life Insurance Company

Statements of Changes in Net Assets

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Net realized gain (loss) on sale of investments	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Affiliated:
Touchstone Aggressive ETF (Pinnacle IV ™)	$22,207	$(80,232)	$288,735	$230,710	$1,132	$(143,771)	$1,154,180	$(599)	$1,010,942	$1,241,652	$384,336	$1,625,988	112	(15,409)	128,593	113,296
Touchstone Aggressive ETF (Pinnacle ™)	7,207	(36,064)	56,609	27,752	—	(20,891)	304,353	(122)	283,340	311,092	124,742	435,834	—	(2,444)	30,120	27,676
Touchstone Aggressive ETF (Pinnacle V ™) (April 24) *	13,371	14,630	78,863	106,864	229,408	(10,994)	584,361	(2,257)	800,518	907,382	—	907,382	19,928	(1,094)	53,137	71,971
Touchstone Baron Small Cap (Pinnacle IV ™)	(24,887)	(313,567)	788,866	450,412	1,080	(284,532)	1,384,814	(838)	1,100,524	1,550,936	1,102,351	2,653,287	87	(22,892)	103,077	80,272
Touchstone Baron Small Cap (Pinnacle V ™)	(5,087)	(27,031)	120,344	88,226	51,774	(18,347)	270,007	(142)	303,292	391,518	165,562	557,080	7,133	(2,684)	36,694	41,143
Touchstone Baron Small Cap (Pinnacle ™)	(22,374)	(131,882)	631,690	477,434	4,313	(141,973)	(10,172)	(936)	(148,768)	328,666	1,610,308	1,938,974	163	(6,151)	(351)	(6,339)
Touchstone Conservative ETF (Pinnacle IV ™)	54,956	6,216	172,787	233,959	3	(244,894)	1,244,003	(308)	998,804	1,232,763	1,455,784	2,688,547	—	(23,944)	120,009	96,065
Touchstone Conservative ETF (Pinnacle ™)	6,934	(53,509)	68,415	21,840	598	(127,544)	(78,464)	(133)	(205,543)	(183,703)	560,135	376,432	57	(12,216)	(9,101)	(21,260)
Touchstone Conservative ETF Fund (Pinnacle V ™) (April 24) *	25,014	15,001	(3,184)	36,831	493,074	(46,915)	458,518	(1,696)	902,981	939,812	—	939,812	44,726	(4,537)	43,286	83,475
Touchstone Core Bond (Pinnacle IV ™)	37,864	(21,316)	98,887	115,435	15,051	(214,652)	108,628	(583)	(91,556)	23,879	1,038,638	1,062,517	1,201	(18,632)	8,368	(9,063)
Touchstone Core Bond (Pinnacle ™)	29,742	(13,587)	90,745	106,900	—	(138,725)	(89,471)	(189)	(228,385)	(121,485)	969,154	847,669	—	(12,026)	(7,838)	(19,864)
Touchstone Core Bond (PinnacleV ™)	15,412	(4,042)	18,960	30,330	106,042	(6,029)	46,790	(1,169)	145,634	175,964	222,710	398,674	9,805	(673)	4,077	13,209
Touchstone Enhanced ETF (Pinnacle IV ™)	16,509	(479,056)	685,795	223,248	778	(102,900)	(63,855)	(1,157)	(167,134)	56,114	1,043,089	1,099,203	81	(12,335)	(2,802)	(15,056)
Touchstone Enhanced ETF (Pinnacle ™)	4,080	(1,043,658)	1,128,285	88,707	—	(6,927)	(1,005,804)	(295)	(1,013,026)	(924,319)	1,468,146	543,827	—	(806)	(116,350)	(117,156)
Touchstone Enhanced ETF (Pinnacle V ™) (April 24) *	5,138	1,646	41,248	48,032	9,614	(7,350)	208,023	(270)	210,017	258,049	—	258,049	827	(634)	20,295	20,488
Touchstone GMAB Aggressive ETF (Pinnacle IV ™) (April 24) *	4,696	8,477	98,498	111,671	—	(11,554)	474,646	(376)	462,716	574,387	—	574,387	—	(1,182)	46,901	45,719
Touchstone GMAB Aggressive ETF (Pinnacle V ™) (April 24) *	4,440	10,437	103,144	118,021	—	(10,608)	494,558	(429)	483,521	601,542	—	601,542	—	(955)	48,869	47,914
Touchstone GMAB Conservative ETF (Pinnacle IV ™) (April 24) *	11,610	11,742	48,893	72,245	—	(78,324)	663,085	(147)	584,614	656,859	—	656,859	—	(7,627)	66,175	58,548
Touchstone GMAB Conservative ETF (Pinnacle V ™) (April 24) *	9,183	7,595	39,867	56,645	—	(45,821)	524,951	(179)	478,951	535,596	—	535,596	—	(4,412)	52,185	47,773
Touchstone GMAB Moderate ETF (Pinnacle IV ™) (April 24) *	19,315	2,153	154,393	175,861	—	(4,538)	952,787	(114)	948,135	1,123,996	—	1,123,996	—	(410)	94,478	94,068
Touchstone GMAB Moderate ETF(Pinnacle V ™) (April 24) *	17,743	3,035	147,148	167,926	10,000	(17,976)	916,025	(472)	907,577	1,075,503	—	1,075,503	936	(1,696)	90,832	90,072
Touchstone High Yield (Pinnacle IV ™)	304,142	(258,361)	1,814,671	1,860,452	27,323	(162,250)	1,322,795	(894)	1,186,974	3,047,426	3,527,067	6,574,493	1,907	(13,741)	109,949	98,115
Touchstone High Yield (Pinnacle ™)	69,100	(460,326)	879,457	488,231	420	(425,445)	(1,695,023)	(663)	(2,120,711)	(1,632,480)	3,265,749	1,633,269	36	(38,064)	(165,664)	(203,692)
Touchstone High Yield (PinnacleV ™)	238,125	(2,519)	816,552	1,052,158	504,843	(55,109)	2,543,105	(144)	2,992,695	4,044,853	882,847	4,927,700	58,503	(6,268)	298,303	350,538
Touchstone Large Cap Core Equity (Pinnacle IV ™)	10,565	(1,089)	912,759	922,235	3,924	(341,175)	3,136,361	(2,041)	2,797,069	3,719,304	1,767,544	5,486,848	440	(38,214)	350,605	312,831
Touchstone Large Cap Core Equity (Pinnacle ™)	(2,230)	(529,552)	1,967,596	1,435,814	94,201	(679,069)	(707,025)	(6,679)	(1,298,572)	137,242	8,031,475	8,168,717	9,777	(74,664)	(90,143)	(155,030)
Touchstone Large Cap Core Equity (PinnacleV ™)	977	126,253	193,052	320,282	156,859	(15,799)	1,001,923	(786)	1,142,197	1,462,479	147,254	1,609,733	24,387	(2,535)	171,869	193,721
Touchstone Mid Cap Growth (Pinnacle IV ™)	(22,792)	(508,816)	1,069,683	538,075	6,471	(143,657)	59,733	(1,529)	(78,982)	459,093	1,538,773	1,997,866	540	(12,884)	4,858	(7,486)
Touchstone Mid Cap Growth (Pinnacle ™)	(8,515)	(254,430)	477,384	214,439	2,160	(104,129)	(18,367)	(678)	(121,014)	93,425	644,102	737,527	177	(8,945)	(1,077)	(9,845)
Touchstone Mid Cap Growth (PinnacleV ™)	(7,710)	(137,858)	327,992	182,424	282,001	(118,327)	34,200	(1,010)	196,864	379,288	380,190	759,478	37,968	(15,499)	6,459	28,928
Touchstone Moderate ETF (Pinnacle IV ™)	87,945	(68,267)	616,596	636,274	2,736	(139,827)	1,963,743	(1,218)	1,825,434	2,461,708	2,057,023	4,518,731	272	(14,259)	211,565	197,578
Touchstone Moderate ETF (Pinnacle V ™)	52,393	(871)	182,411	233,933	596,323	(123,099)	1,491,955	(4,679)	1,960,500	2,194,433	60,801	2,255,234	68,822	(14,365)	180,578	235,035
Touchstone Moderate ETF (Pinnacle ™)	22,014	(245,045)	363,629	140,598	—	(175,659)	(449,729)	(890)	(626,278)	(485,680)	1,818,172	1,332,492	—	(18,562)	(52,607)	(71,169)
Touchstone Money Market (Pinnacle V ™) (April 24) *	(14,465)	—	—	(14,465)	2,122,833	(132,225)	238,095	(549)	2,228,154	2,213,689	—	2,213,689	212,856	(13,304)	23,370	222,922
Touchstone Money Market (Pinnacle IV ™)	(70,045)	—	—	(70,045)	125,466	(3,213,914)	10,060,158	(3,278)	6,968,432	6,898,387	2,791	6,901,178	11,439	(295,799)	915,513	631,153
Touchstone Money Market (Pinnacle ™)	(33,571)	—	—	(33,571)	199,824	(3,238,538)	(1,005,897)	(4,481)	(4,049,092)	(4,082,663)	11,039,135	6,956,472	18,051	(292,988)	(90,927)	(365,864)
Touchstone Third Avenue Value (Pinnacle IV ™)	26,016	(2,151,202)	3,401,970	1,276,784	17,071	(723,415)	(403,322)	(3,761)	(1,113,427)	163,357	5,274,862	5,438,219	1,531	(66,727)	(34,964)	(100,160)
Touchstone Third Avenue Value (Pinnacle V ™)	5,324	(83,588)	314,562	236,298	146,644	(115,604)	147,755	(615)	178,180	414,478	546,604	961,082	24,769	(17,692)	29,038	36,115
Touchstone Third Avenue Value (Pinnacle ™)	45,017	(841,867)	2,707,111	1,910,261	32,616	(1,034,855)	(543,012)	(4,251)	(1,549,502)	360,759	7,525,795	7,886,554	912	(29,487)	(16,127)	(44,702)
Non-Affiliated:
Van Kampen UIF Emerging Markets Debt (Pinnacle ™)	162,376	(50,157)	331,525	443,744	1,346	(186,423)	1,612,459	(783)	1,426,599	1,870,343	780,271	2,650,614	73	(9,897)	91,887	82,063
Van Kampen UIF U.S. Real Estate (Pinnacle ™)	23,590	(683,841)	936,202	275,951	8,461	(267,256)	48,656	(1,040)	(211,179)	64,772	1,291,491	1,356,263	521	(16,666)	3,091	(13,054)
Non-Affiliated Initial Class:
Fidelity VIP Overseas (Pinnacle IV ™)	2,885	(75,582)	144,729	72,032	—	(38,534)	(40,233)	(286)	(79,053)	(7,021)	356,798	349,777	—	(6,059)	(6,958)	(13,017)
Fidelity VIP Overseas (Pinnacle ™)	4,177	(65,369)	141,217	80,025	—	(43,854)	(9,024)	(284)	(53,162)	26,863	398,456	425,319	—	(8,353)	(1,477)	(9,830)
Fidelity VIP Equity-Income (Pinnacle ™)	28,983	(397,990)	1,155,304	786,297	21,198	(361,242)	(46,128)	(2,056)	(388,228)	398,069	3,173,708	3,571,777	2,444	(38,403)	(5,513)	(41,472)
Fidelity VIP II Contrafund (Pinnacle ™)	2,757	(1,826,643)	3,833,798	2,009,912	36,631	(1,332,063)	(211,041)	(5,155)	(1,511,628)	498,284	7,446,402	7,944,686	2,506	(95,717)	(21,651)	(114,862)
Fidelity VIP II Index 500 (Pinnacle IV ™)	5,398	(13,559)	124,114	115,953	—	(35,667)	—	(170)	(35,837)	80,116	486,233	566,349	—	(5,282)	—	(5,282)
Fidelity VIP II Index 500 (Pinnacle ™)	35,601	(268,062)	913,824	681,363	12,206	(355,202)	(88,072)	(3,102)	(434,170)	247,193	3,160,127	3,407,320	1,620	(56,652)	(15,444)	(70,476)
Fidelity VIP II Investment Grade Bond (Pinnacle IV ™)	205,567	(11,453)	156,767	350,881	—	(297,713)	(39,654)	(1,034)	(338,401)	12,480	2,679,195	2,691,675	—	(29,061)	(3,889)	(32,950)
Fidelity VIP II Investment Grade Bond (Pinnacle ™)	258,728	(20,203)	194,990	433,515	—	(292,323)	(146,111)	(1,437)	(439,871)	(6,356)	3,334,870	3,328,514	—	(28,592)	(14,635)	(43,227)
Fidelity VIP III Growth & Income (Pinnacle ™)	(5,556)	(156,548)	585,571	423,467	18,751	(259,969)	(107,615)	(1,404)	(350,237)	73,230	2,061,850	2,135,080	1,827	(27,580)	(12,012)	(37,765)
Fidelity VIP III Growth Opportunities (Pinnacle ™)	(5,949)	(47,182)	299,571	246,440	805	(101,520)	28,064	(585)	(73,236)	173,204	558,839	732,043	139	(14,384)	5,373	(8,872)

See accompanying notes

* - 2009 inception date of division.

13

Separate Account II

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Net realized gain (loss) on sale of investments	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Service Class:
Fidelity VIP Growth (Pinnacle ™)	$(6,046)	$(24,575)	$187,157	$156,536	$—	$(78,783)	$(16,441)	$(576)	$(95,800)	$60,736	$651,590	$712,326	—	(12,721)	(2,197)	(14,918)
Fidelity VIP III Mid Cap (Pinnacle ™)	(11,839)	(309,420)	1,713,282	1,392,023	—	(493,909)	(117,942)	(2,872)	(614,723)	777,300	3,970,386	4,747,686	—	(19,856)	(5,030)	(24,886)
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (Pinnacle IV ™)	1,377	(44,024)	88,573	45,926	2,112	(27,275)	(72,019)	(177)	(97,359)	(51,433)	256,268	204,835	267	(2,922)	(8,004)	(10,659)
Fidelity VIP Asset Manager (Pinnacle V ™)	2,573	(11,089)	53,234	44,718	130,888	(880)	(22,279)	(443)	107,286	152,004	116,003	268,007	15,178	(160)	(2,257)	12,761
Fidelity VIP Asset Manager (Pinnacle ™)	452	(18,689)	33,626	15,389	—	(9,303)	(31,092)	(97)	(40,492)	(25,103)	90,121	65,018	—	(919)	(3,435)	(4,354)
Fidelity VIP Balanced (Pinnacle IV ™)	5,593	(40,840)	349,745	314,498	—	(91,851)	6,563	(271)	(85,559)	228,939	905,508	1,134,447	—	(8,642)	674	(7,968)
Fidelity VIP Balanced (Pinnacle V ™)	3,190	(37,279)	109,886	75,797	168,761	(4,788)	951	(515)	164,409	240,206	202,734	442,940	21,647	(761)	(1,856)	19,030
Fidelity VIP Balanced (Pinnacle ™)	2,881	(5,479)	91,126	88,528	10,000	(10,642)	95,242	(224)	94,376	182,904	204,904	387,808	1,198	(1,026)	9,293	9,465
Fidelity VIP Contrafund (Pinnacle IV ™)	(22,907)	(3,889,509)	5,679,559	1,767,143	27,953	(926,304)	(2,179,750)	(4,123)	(3,082,224)	(1,315,081)	10,575,266	9,260,185	2,589	(84,243)	(274,486)	(356,140)
Fidelity VIP Contrafund (Pinnacle V ™)	(1,203)	(569,712)	986,285	415,370	742,663	(165,221)	(26,261)	(3,016)	548,165	963,535	1,661,022	2,624,557	100,516	(24,750)	(25,300)	50,466
Fidelity VIP Disciplined Small Cap (Pinnacle IV ™)	(2,849)	(94,632)	135,272	37,791	1	(6,198)	17,393	(244)	10,952	48,743	234,727	283,470	—	(1,161)	1,358	197
Fidelity VIP Disciplined Small Cap (Pinnacle ™)	(2,777)	(102,496)	151,232	45,959	—	(39,096)	6,334	(224)	(32,986)	12,973	247,632	260,605	—	(6,804)	1,520	(5,284)
Fidelity VIP Disciplined Small Cap (Pinnacle V ™)	(394)	(1,505)	10,693	8,794	22,788	(1,112)	50,045	(82)	71,639	80,433	13,524	93,957	3,376	(188)	7,811	10,999
Fidelity VIP Dynamic Capital Appreciation (Pinnacle IV ™)	(2,967)	(85,708)	148,247	59,572	—	(83,129)	38,592	(163)	(44,700)	14,872	217,192	232,064	—	(9,084)	3,968	(5,116)
Fidelity VIP Dynamic Capital Appreciation (Pinnacle V ™)	(604)	(8,761)	22,970	13,605	1,573	(5,344)	30,893	(56)	27,066	40,671	26,281	66,952	282	(860)	4,789	4,211
Fidelity VIP Dynamic Capital Appreciation (Pinnacle ™)	(735)	(21,532)	36,615	14,348	—	(10,554)	11,989	(52)	1,383	15,731	51,865	67,596	—	(1,242)	1,080	(162)
Fidelity VIP Equity-Income (Pinnacle IV ™)	10,852	(531,590)	1,011,332	490,594	5,695	(252,028)	(233,164)	(1,027)	(480,524)	10,070	2,240,209	2,250,279	768	(29,939)	(33,900)	(63,071)
Fidelity VIP Equity-Income (Pinnacle V ™)	3,949	(96,188)	250,155	157,916	113,711	(14,211)	85,298	(780)	184,018	341,934	342,487	684,421	20,404	(2,734)	19,732	37,402
Fidelity VIP Freedom 2010 (Pinnacle IV ™)	3,478	(15,457)	30,687	18,708	—	(15,949)	(35,077)	—	(51,026)	(32,318)	174,357	142,039	—	(2,198)	(5,503)	(7,701)
Fidelity VIP Freedom 2010 (Pinnacle ™)	30	(5,449)	5,598	179	—	(12,980)	305	—	(12,675)	(12,496)	14,248	1,752	—	(1,686)	(10)	(1,696)
Fidelity VIP Freedom 2010 (Pinnacle V ™)	14,404	(33,802)	78,858	59,460	235,698	(4,468)	12,616	(1,803)	242,043	301,503	225,806	527,309	27,114	(825)	1,312	27,601
Fidelity VIP Freedom 2015 (Pinnacle IV ™)	426	(21)	1,649	2,054	3	—	9,934	(9)	9,928	11,982	2,604	14,586	—	(1)	1,260	1,259
Fidelity VIP Freedom 2015 (Pinnacle ™)	111	(20,337)	16,547	(3,679)	—	—	(34,575)	(16)	(34,591)	(38,270)	42,019	3,749	—	(2)	(5,302)	(5,304)
Fidelity VIP Freedom 2015 (Pinnacle V ™)	32,513	(10,538)	139,054	161,029	485,809	(4,470)	12,603	(3,898)	490,044	651,073	480,666	1,131,739	60,002	(1,135)	1,574	60,441
Fidelity VIP Freedom 2020 (Pinnacle IV ™)	4,337	(6,170)	43,865	42,032	—	—	1,774	(69)	1,705	43,737	152,299	196,036	—	(10)	370	360
Fidelity VIP Freedom 2020 (Pinnacle V ™)	33,787	(26,002)	169,947	177,732	830,256	—	(86,032)	(4,629)	739,595	917,327	407,947	1,325,274	106,631	(621)	(10,654)	95,356
Fidelity VIP Freedom 2025 (Pinnacle IV ™)	423	4	3,821	4,248	—	—	—	(30)	(30)	4,218	15,277	19,495	—	(5)	(1)	(6)
Fidelity VIP Freedom 2025 (Pinnacle V ™)	12,287	(155,666)	367,316	223,937	471,399	—	(718,312)	(6,549)	(253,462)	(29,525)	745,976	716,451	62,932	(867)	(90,379)	(28,314)
Fidelity VIP Freedom 2030 (Pinnacle IV ™)	147	(13,932)	18,128	4,343	—	(1,104)	(8,480)	(74)	(9,658)	(5,315)	24,106	18,791	—	(151)	(1,380)	(1,531)
Fidelity VIP Freedom 2030 (Pinnacle V ™)	1,982	(4,157)	41,505	39,330	53,631	—	84,575	(84)	138,122	177,452	19,898	197,350	8,896	(11)	12,693	21,578
Fidelity VIP Growth & Income (Pinnacle IV ™)	(5,628)	(136,517)	333,574	191,429	1,250	(130,322)	(90,592)	(965)	(220,629)	(29,200)	886,756	857,556	159	(16,435)	(10,171)	(26,447)
Fidelity VIP Growth & Income (Pinnacle V ™)	(1,511)	(16,827)	84,273	65,935	64,080	(13,943)	26,766	(247)	76,656	142,591	210,926	353,517	10,161	(2,340)	4,464	12,285
Fidelity VIP Growth (Pinnacle IV ™)	(12,630)	(204,425)	459,223	242,168	1,612	(105,814)	(141,113)	(976)	(246,291)	(4,123)	1,114,240	1,110,117	257	(16,673)	(22,080)	(38,496)
Fidelity VIP Growth (Pinnacle ™)	(2,170)	(72,597)	120,392	45,625	2,147	(33,711)	(34,414)	(102)	(66,080)	(20,455)	209,162	188,707	342	(5,362)	(4,784)	(9,804)
Fidelity VIP Growth (Pinnacle V ™)	(766)	(24,216)	41,076	16,094	47,904	(2,517)	59,503	(141)	104,749	120,843	50,926	171,769	6,783	(382)	7,842	14,243
Fidelity VIP Growth Opportunities (Pinnacle IV ™)	(2,497)	(48,057)	125,948	75,394	732	(19,472)	21,158	(152)	2,266	77,660	186,584	264,244	86	(3,061)	2,592	(383)
Fidelity VIP Growth Opportunities (Pinnacle V ™)	(661)	(6,883)	30,253	22,709	94,418	(617)	17,120	(170)	110,751	133,460	31,802	165,262	14,584	(146)	2,821	17,259
Fidelity VIP High Income (Pinnacle IV ™)	106,703	(13,181)	258,388	351,910	1,168	(353,297)	632,371	(337)	279,905	631,815	1,062,800	1,694,615	103	(31,556)	44,786	13,333
Fidelity VIP High Income (Pinnacle V ™)	33,762	(28,147)	106,647	112,262	105,383	(16,440)	163,065	(25)	251,983	364,245	191,064	555,309	11,850	(2,058)	18,378	28,170
Fidelity VIP High Income (Pinnacle ™)	276,267	125,764	631,713	1,033,744	758	(287,979)	2,984,212	(197)	2,696,794	3,730,538	730,313	4,460,851	63	(27,371)	300,104	272,796
Fidelity VIP II Index 500 (Pinnacle IV ™)	23,856	(408,334)	1,033,526	649,048	5,597	(331,294)	(198,989)	(1,060)	(525,746)	123,302	3,102,949	3,226,251	900	(55,361)	(29,387)	(83,848)
Fidelity VIP II Index 500 (Pinnacle ™)	12,705	(247,170)	542,433	307,968	24,521	(103,050)	49,301	(304)	(29,532)	278,436	1,206,354	1,484,790	4,066	(16,301)	9,831	(2,404)
Fidelity VIP II Index 500 (Pinnacle V ™)	4,946	(131,335)	272,445	146,056	203,906	(10,533)	(126,505)	(463)	66,405	212,461	530,376	742,837	31,999	(1,813)	(18,953)	11,233
Fidelity VIP Investment Grade Bond (Pinnacle IV ™)	295,022	(195,244)	408,884	508,662	5,579	(758,192)	1,321,876	(1,171)	568,092	1,076,754	3,681,770	4,758,524	513	(70,517)	118,159	48,155
Fidelity VIP Investment Grade Bond (Pinnacle V ™)	72,269	(10,853)	59,038	120,454	426,595	(51,306)	347,886	(2,546)	720,629	841,083	637,590	1,478,673	39,988	(5,303)	33,972	68,657
Fidelity VIP Investment Grade Bond (Pinnacle ™)	197,593	(32,878)	157,634	322,349	44,927	(420,461)	(133,085)	(768)	(509,387)	(187,038)	2,731,807	2,544,769	4,181	(38,686)	(13,230)	(47,735)
Fidelity VIP Mid Cap (Pinnacle IV ™)	(13,715)	(1,635,413)	3,168,448	1,519,320	11,777	(483,888)	1,939,428	(3,102)	1,464,215	2,983,535	4,655,869	7,639,404	854	(31,971)	98,412	67,295
Fidelity VIP Mid Cap (Pinnacle ™)	(2,305)	(265,385)	479,284	211,594	7,081	(152,738)	43,785	(476)	(102,348)	109,246	762,708	871,954	1,012	(20,110)	(1,708)	(20,806)
Fidelity VIP Mid Cap (Pinnacle V ™)	(1,249)	(72,565)	333,046	259,232	153,612	(26,951)	640,497	(452)	766,706	1,025,938	451,596	1,477,534	19,963	(3,894)	84,471	100,540
Fidelity VIP Overseas (Pinnacle IV ™)	6,969	(1,041,120)	1,185,605	151,454	3,026	(236,211)	(460,848)	(872)	(694,905)	(543,451)	1,703,804	1,160,353	309	(25,228)	(55,616)	(80,535)
Fidelity VIP Overseas (Pinnacle V ™)	4,329	(21,072)	104,036	87,293	132,190	(13,168)	64,249	(435)	182,836	270,129	243,467	513,596	21,230	(2,370)	10,793	29,653
Fidelity VIP Overseas (Pinnacle ™)	5,507	(533,053)	645,972	118,426	—	(68,507)	(285,372)	(391)	(354,270)	(235,844)	1,026,823	790,979	—	(7,428)	(33,284)	(40,712)
Fidelity VIP Value Strategies (Pinnacle IV ™)	(206)	11,680	9,022	20,496	—	(15,481)	305,902	(12)	290,409	310,905	23,101	334,006	—	(1,941)	38,959	37,018

See accompanying notes.

* - 2009 inception date of division.

14

Separate Account II

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Net realized gain (loss) on sale of investments	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Value Strategies (Pinnacle ™)	$(550)	$16,623	$5,501	$21,574	$—	$(17,936)	$(69,351)	$(13)	$(87,300)	$(65,726)	$83,832	$18,106	—	(2,368)	(11,493)	(13,861)
Fidelity VIP Value Strategies (Pinnacle V ™) (April 13) *	(43)	171	1,965	2,093	9,956	—	5,510	(34)	15,432	17,525	—	17,525	1,430	(4)	753	2,179
Non-Affiliated Class 1:
Franklin Growth and Income Securities (Pinnacle ™)	125,453	(236,347)	831,699	720,805	—	(460,909)	(77,212)	(3,430)	(541,551)	179,254	3,396,769	3,576,023	—	(49,672)	(8,241)	(57,913)
Franklin Income Securities (Pinnacle ™)	680,750	(131,793)	2,305,471	2,854,428	61,724	(1,717,926)	(351,404)	(4,902)	(2,012,508)	841,920	9,824,204	10,666,124	4,115	(130,564)	(30,133)	(156,582)
JPM IT Mid Cap Value (Pinnacle ™) (April 24) *	(679)	1,939	17,263	18,523	—	(9,827)	65,977	(133)	56,017	74,540	—	74,540	—	(811)	6,484	5,673
JPM IT Mid Cap Value (Pinnacle IV ™) (April 24) *	(3,844)	2,414	97,909	96,479	—	(26,705)	353,215	(234)	326,276	422,755	—	422,755	—	(2,479)	34,678	32,199
Van Kampen UIF Emerging Markets Debt (Pinnacle IV ™)	23,048	(8,129)	75,534	90,453	—	(13,244)	(21,026)	(198)	(34,468)	55,985	337,274	393,259	—	(723)	(1,138)	(1,861)
Van Kampen UIF U.S. Real Estate (Pinnacle IV ™)	17,965	(629,413)	841,754	230,306	—	(122,221)	(90,073)	(821)	(213,115)	17,191	1,186,424	1,203,615	—	(9,153)	(7,282)	(16,435)
Non-Affiliated Class 2:
Franklin Growth and Income Securities (Pinnacle IV ™)	86,951	(713,943)	1,173,491	546,499	14,092	(306,606)	(204,207)	(1,774)	(498,495)	48,004	2,714,295	2,762,299	1,536	(33,685)	(22,719)	(54,868)
Franklin Growth and Income Securities (Pinnacle ™)	27,980	(133,027)	289,646	184,599	20,508	(118,191)	36,903	(579)	(61,359)	123,240	791,592	914,832	2,986	(18,919)	5,697	(10,236)
Franklin Growth and Income Securities (Pinnacle V ™)	5,385	(66,652)	102,029	40,762	101,700	(18,765)	(790)	(652)	81,493	122,255	220,374	342,629	15,625	(3,466)	(2,405)	9,754
Franklin Income Securities (Pinnacle IV ™)	354,236	(873,833)	2,202,683	1,683,086	8,256	(597,214)	2,006,921	(2,001)	1,415,962	3,099,048	5,208,584	8,307,632	647	(46,347)	132,096	86,396
Franklin Income Securities (Pinnacle V ™)	65,674	(183,543)	489,918	372,049	418,804	(75,812)	616,119	(477)	958,634	1,330,683	810,464	2,141,147	54,802	(10,855)	75,907	119,854
Franklin Large Cap Growth Securities (Pinnacle IV ™)	(316)	(68,595)	235,589	166,678	28,732	(72,726)	54,826	(321)	10,511	177,189	554,584	731,773	3,013	(6,930)	5,829	1,912
Franklin Large Cap Growth Securities (Pinnacle V ™)	(336)	(30,867)	61,918	30,715	24,582	(8,100)	(28,454)	(401)	(12,373)	18,342	147,186	165,528	3,344	(1,320)	(4,873)	(2,849)
Franklin Large Cap Growth Securities (Pinnacle ™)	(59)	(15,098)	36,682	21,525	746	(17,438)	7,130	(69)	(9,631)	11,894	97,441	109,335	64	(1,797)	449	(1,284)
Franklin Mutual Shares Securities (Pinnacle IV ™)	9,126	(968,576)	1,383,334	423,884	4,470	(263,606)	(720,100)	(1,156)	(980,392)	(556,508)	3,154,634	2,598,126	415	(23,364)	(75,541)	(98,490)
Franklin Mutual Shares Securities (Pinnacle V ™)	3,548	(50,194)	194,542	147,896	220,066	(112,970)	164,017	(862)	270,251	418,147	449,249	867,396	33,879	(16,746)	25,686	42,819
Franklin Mutual Shares Securities (Pinnacle ™)	6,955	(218,827)	508,233	296,361	300	(244,192)	(28,603)	(698)	(273,193)	23,168	1,515,945	1,539,113	26	(22,304)	(3,339)	(25,617)
Franklin Small Cap Value Securities Fund (Pinnacle IV ™)	628	2,773	19,146	22,547	—	(14,897)	28,047	(104)	13,046	35,593	30,744	66,337	—	(2,407)	6,055	3,648
Franklin Small Cap Value Securities Fund (Pinnacle ™)	(413)	(21,274)	35,213	13,526	746	(6,650)	(87,066)	(23)	(92,993)	(79,467)	152,144	72,677	104	(1,065)	(15,243)	(16,204)
Franklin Small Cap Value Securities Fund (Pinnacle V ™)	84	(5,161)	40,819	35,742	40,640	(6,394)	6,154	(104)	40,296	76,038	90,974	167,012	7,150	(1,148)	917	6,919
Templeton Foreign Securities (Pinnacle IV ™)	32,840	(331,986)	776,287	477,141	6,404	(220,168)	(22,159)	(854)	(236,777)	240,364	1,627,922	1,868,286	467	(16,058)	(3,610)	(19,201)
Templeton Foreign Securities (Pinnacle V ™)	4,798	(66,841)	145,063	83,020	137,995	(16,295)	20,285	(853)	141,132	224,152	254,303	478,455	17,778	(2,883)	1,402	16,297
Templeton Foreign Securities (Pinnacle ™)	17,018	(50,764)	296,179	262,433	10,240	(102,069)	68,501	(568)	(23,896)	238,537	791,527	1,030,064	839	(7,229)	4,079	(2,311)
Templeton Growth Securities (Pinnacle IV ™)	67,318	(291,340)	1,002,820	778,798	4,068	(157,686)	1,883,291	(597)	1,729,076	2,507,874	1,325,052	3,832,926	385	(13,598)	169,608	156,395
Templeton Growth Securities (Pinnacle V ™)	34,953	(96,622)	566,045	504,376	185,733	(24,138)	1,808,972	(494)	1,970,073	2,474,449	355,598	2,830,047	30,748	(4,180)	312,868	339,436
Templeton Growth Securities (Pinnacle ™)	19,431	(284,306)	518,866	253,991	240	(285,128)	(79,708)	(561)	(365,157)	(111,166)	1,282,585	1,171,419	21	(27,736)	(7,973)	(35,688)
Van Kampen LIT Comstock (Pinnacle IV ™)	14,241	(105,898)	221,272	129,615	12,438	(81,133)	(62,860)	(364)	(131,919)	(2,304)	570,715	568,411	1,270	(7,288)	(5,989)	(12,007)
Van Kampen LIT Comstock (Pinnacle V ™)	1,967	(19,490)	30,370	12,847	59,384	(502)	23,388	(231)	82,039	94,886	50,291	145,177	8,833	(144)	2,743	11,432
Van Kampen LIT Comstock (Pinnacle ™)	7,373	(66,458)	113,523	54,438	240	(56,751)	(32,836)	(190)	(89,537)	(35,099)	283,445	248,346	23	(5,452)	(3,152)	(8,581)
Van Kampen LIT Capital Growth (Pinnacle IV ™)	(4,334)	51,798	124,778	172,242	755	(108,745)	138,035	(140)	29,905	202,147	151,941	354,088	64	(11,355)	19,669	8,378
Van Kampen LIT Capital Growth (Pinnacle V ™)	(1,076)	(757)	36,487	34,654	27,946	(2,958)	86,824	(134)	111,678	146,332	5,569	151,901	4,088	(367)	12,575	16,296
Van Kampen LIT Capital Growth (Pinnacle ™)	(1,019)	(7,503)	42,953	34,431	—	(13,751)	6,314	(33)	(7,470)	26,961	46,430	73,391	—	(1,255)	1,060	(195)
Van Kampen UIF Emerging Markets Debt (Pinnacle IV ™)	54,480	(148,959)	289,500	195,021	4,562	(132,864)	90,647	(248)	(37,903)	157,118	851,391	1,008,509	482	(13,908)	5,808	(7,618)
Van Kampen UIF Emerging Markets Debt (Pinnacle V ™)	5,559	(30,891)	57,806	32,474	73,368	(8,057)	(29,232)	(210)	35,869	68,343	163,545	231,888	7,569	(890)	(4,612)	2,067
Van Kampen UIF Emerging Markets Equity (Pinnacle IV ™)	(23,260)	(961,909)	1,755,386	770,217	12,372	(137,821)	317,624	(1,236)	190,939	961,156	1,213,817	2,174,973	484	(5,476)	9,548	4,556
Van Kampen UIF Emerging Markets Equity (Pinnacle V ™)	(7,975)	(170,872)	445,665	266,818	128,277	(131,496)	68,174	(912)	64,043	330,861	351,131	681,992	17,068	(16,233)	9,764	10,599
Van Kampen UIF Emerging Markets Equity (Pinnacle ™)	(9,427)	(47,933)	412,633	355,273	8,548	(85,558)	(9,599)	(545)	(87,154)	268,119	561,892	830,011	472	(3,848)	(277)	(3,653)
Van Kampen UIF U.S. Real Estate (Pinnacle IV ™)	14,221	(454,406)	692,957	252,772	26,455	(55,980)	(2,817)	(358)	(32,700)	220,072	901,184	1,121,256	6,726	(12,218)	2,143	(3,349)
Van Kampen UIF U.S. Real Estate (Pinnacle V ™)	4,433	(130,073)	251,192	125,552	93,762	(15,962)	65,943	(420)	143,323	268,875	259,142	528,017	18,744	(3,445)	16,269	31,568
Van Kampen UIF US Mid Cap Value (Pinnacle V ™)	(263)	1,243	9,714	10,694	72,303	(1,409)	(321)	(192)	70,381	81,075	4,141	85,216	9,716	(201)	17	9,532
Van Kampen UIF US Mid Cap Value (Pinnacle IV ™) (Dec 4) *	(2)	—	33	31	—	—	1,602	—	1,602	1,633	—	1,633	—	—	195	195
Non-Affiliated Class A:
DWS Small Cap Index VIP (Pinnacle IV ™)	248	3,388	15,198	18,834	—	(1,826)	183	(36)	(1,679)	17,155	78,157	95,312	—	(198)	20	(178)
DWS Small Cap Index VIP (Pinnacle ™)	3,658	(203,334)	378,577	178,901	3,305	(78,024)	(44,480)	(547)	(119,746)	59,155	817,842	876,997	302	(7,862)	(3,806)	(11,366)
Non-Affiliated Class B:
Columbia VIT Mid Cap Value Class B (Pinnacle IV ™) (Sept 18) *	(47)	—	440	393	—	—	11,486	—	11,486	11,879	—	11,879	—	—	918	918
Columbia VIT Mid Cap Value Class B (Pinnacle V ™) (May 20) *	2	4	1,048	1,054	1,366	—	7,308	—	8,674	9,728	—	9,728	106	—	646	752
Columbia VIT Small Cap Value Class B (Pinnacle ™) (Oct 22) *	(20)	(1)	6	(15)	—	—	7,987	—	7,987	7,972	—	7,972	—	—	637	637
Columbia VIT Small Cap Value Class B (Pinnacle IV ™) (Sept 18) *	(47)	(1)	91	43	—	—	11,487	—	11,487	11,530	—	11,530	—	—	922	922
Columbia VIT Small Cap Value Class B (Pinnacle V ™) (May 20) *	(54)	21	509	476	9,051	(81)	6,848	(20)	15,798	16,274	—	16,274	730	(8)	580	1,302

See accompanying notes.

* - 2009 inception date of division.

15

Separate Account II

of

Integrity Life Insurance Company

Statements of Changes in Net Assets (continued)

For the Year Ended December 31, 2009

	Inccrease (deccrease) in net assets from operations				Increase (decrease) in net assets from contract related transactions								Unit Transactions
Division	Net investment income (loss)	Net realized gain (loss) on sale of investments	Change in net unrealized appreciation (depreciation) during the period	Net increase (decrease) in net assets resulting from operations	Contributions from contract holders	Contract terminations and benefits	Net transfers among investment options	Contract maintenance charges	Net increase (decrease) in net assets from contract related transactions	Increase (decrease) in net assets	Net assets, beginning of period	Net assets, end of period	Units purchased	Units redeemed	Units transferred	Increase (decrease) in units
Non-Affiliated Class B (continued):
DWS Small Cap Index VIP (Pinnacle IV ™)	$(1,448)	$(88,899)	$220,907	$130,560	$862	$(15,579)	$(66,964)	$(277)	$(81,958)	$48,602	$340,561	$389,163	98	(1,611)	(1,457)	(2,970)
DWS Small Cap Index VIP (Pinnacle V ™)	(202)	(17,780)	116,928	98,946	27,733	(5,173)	101,935	(252)	124,243	223,189	195,739	418,928	5,364	(875)	19,118	23,607
Non-Affiliated Advisor Class:
PIMCO VIT All Asset (Pinnacle ™)	7,273	(7,557)	27,669	27,385	—	(470)	(15,297)	(8)	(15,775)	11,610	132,888	144,498	—	(57)	(1,432)	(1,489)
PIMCO VIT All Asset (Pinnacle IV ™)	6,560	(996)	24,812	30,376	—	(20,005)	122,042	(11)	102,026	132,402	29,411	161,813	—	(2,095)	14,858	12,763
PIMCO VIT All Asset (Pinnacle V ™)	6,584	1,801	11,403	19,788	77,628	(18,734)	46,666	(40)	105,520	125,308	9,580	134,888	8,706	(2,318)	6,077	12,465
PIMCO VIT Commodity Real Return (Pinnacle IV ™)	63,345	(131,066)	268,851	201,130	2,495	(30,633)	231,264	(325)	202,801	403,931	383,505	787,436	491	(5,432)	42,634	37,693
PIMCO VIT Commodity Real Return (Pinnacle V ™)	55,126	(82,342)	209,648	182,432	140,458	(100,954)	173,514	(789)	212,229	394,661	299,236	693,897	24,935	(16,570)	33,068	41,433
PIMCO VIT Commodity Real Return (Pinnacle ™)	10,012	(14,484)	32,369	27,897	—	(15,460)	63,383	(53)	47,870	75,767	46,349	122,116	—	(2,654)	11,275	8,621
PIMCO VIT Low Duration (Pinnacle IV ™)	12,086	10,380	8,425	30,891	88	(23,474)	89,052	(162)	65,504	96,395	178,460	274,855	9	(2,272)	9,291	7,028
PIMCO VIT Low Duration (Pinnacle ™)	7,902	4,392	(860)	11,434	—	(1,431)	197,289	(9)	195,849	207,283	29,481	236,764	—	(140)	18,958	18,818
PIMCO VIT Low Duration (Pinnacle V ™)	4,884	2,385	2,771	10,040	38,848	(10,322)	62,124	(44)	90,606	100,646	40,147	140,793	3,713	(1,000)	6,216	8,929
PIMCO VIT Real Return (Pinnacle IV ™)	39,587	(6,151)	79,163	112,599	17,770	(46,963)	134,287	(353)	104,741	217,340	566,842	784,182	1,894	(4,812)	14,834	11,916
PIMCO VIT Real Return (Pinnacle V ™)	13,473	(754)	25,837	38,556	44,880	(103,584)	127,252	(209)	68,339	106,895	156,937	263,832	4,467	(10,213)	13,580	7,834
PIMCO VIT Real Return (Pinnacle ™)	11,096	(2,543)	23,708	32,261	—	(11,953)	(14,892)	(101)	(26,946)	5,315	201,313	206,628	—	(1,176)	(1,533)	(2,709)
PIMCO VIT Total Return (Pinnacle V ™)	136,242	114,253	13,482	263,977	1,295,041	(223,553)	1,887,359	(4,365)	2,954,482	3,218,459	1,055,052	4,273,511	117,866	(21,548)	175,525	271,843
PIMCO VIT Total Return (Pinnacle IV ™)	241,585	363,868	41,359	646,812	19,413	(297,573)	(942,446)	(1,268)	(1,221,874)	(575,062)	4,354,131	3,779,069	1,817	(28,304)	(70,932)	(97,419)
PIMCO VIT Total Return (Pinnacle ™)	57,058	40,723	18,574	116,355	989	(26,693)	1,062,284	(125)	1,036,455	1,152,810	348,812	1,501,622	88	(2,492)	101,015	98,611
Non-Affiliated Investor Class:
Rydex VT All-Cap Opportunity Fund (Pinnacle IV ™)	(2,011)	(20,171)	58,523	36,341	2,980	(10,116)	(8,077)	(36)	(15,249)	21,092	129,356	150,448	469	(1,445)	(443)	(1,419)
Rydex VT All-Cap Opportunity Fund (Pinnacle V ™)	(3,977)	(25,836)	101,920	72,107	3,560	(99,798)	157,127	(48)	60,841	132,948	170,181	303,129	482	(12,648)	22,964	10,798
Rydex VT All-Cap Opportunity Fund (Pinnacle ™)	(120)	(532)	2,871	2,219	—	(751)	7,174	(4)	6,419	8,638	8,547	17,185	—	(120)	914	794
Rydex VT Alternative Strategies Allocation (Pinnacle IV ™)	(1,078)	1,923	2,681	3,526	—	(5,591)	75,591	(9)	69,991	73,517	12,900	86,417	—	(575)	8,057	7,482
Rydex VT Alternative Strategies Allocation (Pinnacle V ™) (Feb 26) *	(446)	1,621	242	1,417	43,104	(13,429)	11,310	(104)	40,881	42,298	—	42,298	4,413	(1,417)	1,309	4,305
Rydex VT Alternative Strategies Allocation (Pinnacle ™) (March 31) *	(43)	2	228	187	—	—	4,514	—	4,514	4,701	—	4,701	—	—	477	477
Rydex VT Managed Future Strategy (Pinnacle IV ™)	(2,243)	(9,622)	850	(11,015)	—	(26,528)	138,441	(113)	111,800	100,785	46,085	146,870	—	(2,921)	14,404	11,483
Rydex VT Managed Future Strategy (Pinnacle V ™) (Feb 3) *	(952)	(991)	(482)	(2,425)	72,948	(3,719)	64,125	(42)	133,312	130,887	—	130,887	8,120	(413)	6,862	14,569
Rydex VT Managed Future Strategy (Pinnacle ™) (April 21) *	(516)	14	(298)	(800)	—	(1,170)	81,531	(7)	80,354	79,554	—	79,554	—	(131)	8,966	8,835
Rydex VT Multi-Hedge Strategies (Pinnacle IV ™)	(32)	(10,019)	5,824	(4,227)	1,857	(5,371)	95,468	(32)	91,922	87,695	75,583	163,278	235	(678)	11,844	11,401
Rydex VT Multi-Hedge Strategies (Pinnacle V ™)	(18)	(6,190)	4,435	(1,773)	78,212	(1,760)	38,874	(409)	114,917	113,144	51,584	164,728	9,873	(273)	4,875	14,475
Rydex VT Multi-Hedge Strategies (Pinnacle ™)	(100)	(1,837)	1,763	(174)	—	(15,056)	16,359	—	1,303	1,129	10,745	11,874	—	(1,906)	2,111	205

See accompanying notes.

* - 2009 inception date of division.

16

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Integrity Life Insurance Company

Notes to Financial Statements

December 31, 2000

1.  Organization and Significant Accounting Policies

Organization and Nature of Operations

Integrity Life Insurance Company (“Integrity”), a wholly-owned subsidiary of The Western and Southern Life Insurance Company (“W&S”), established Separate Account II (the “Separate Account”) on May 21, 1992, for the purpose of issuing flexible premium variable annuity contracts (“Contracts”). The Separate Account is a unit investment trust registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended. The operations of the Separate Account are part of Integrity.

Contract holders may allocate or transfer their account values to one or more of the Separate Account’s investment divisions, or for certain contract holders, to one or more fixed guaranteed rate options of Integrity’s Separate Account Guaranteed Principal Option (“GPO”). Options in the Separate Account GPO include fixed guaranteed rate options over various maturity periods that are subject to a market value adjustment (“MVA”) and a Systematic Transfer Option (“STO”), which accumulates interest at a fixed rate without an MVA. All STO contributions must be transferred to other investment divisions or to a guaranteed rate option within either six months or one year of the contribution. In addition, certain contract holders may also allocate or transfer their account values to options held in Integrity’s general account. Such options include a guaranteed interest division.

The Separate Account divisions invest in shares of the corresponding portfolios of the following funds or insurance trust funds (“Funds”) of the following investment companies: Variable Insurance Products Fund, Variable Insurance Products Fund II,  Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V (collectively, “Fidelity’s VIP Funds”); Franklin Templeton Variable Insurance Products Trust (“Franklin Templeton Funds”); J.P. Morgan Series Trust II (“JPMorgan Funds”); DWS Investments Variable Insurance Trust Funds (“DWS Funds”); Touchstone Variable Series Trust Funds (“Touchstone Funds”); Van Kampen Universal Institutional Funds Portfolios (“Van Kampen UIF Funds”); Invesco Van Kampen Life Variable Insurance (“Invesco Van Kampen VI Funds”); Columbia Management (“Columbia VIT Funds”); PIMCO Variable Insurance Trust (“PIMCO Funds”), and Rydex/SGI Variable Trust (“Rydex/SGI Funds”). The Fidelity VIP Funds are “series” type mutual funds managed by Fidelity Management and Research Company. The investment Advisors of the Franklin Templeton Funds are various affiliates of Franklin Resources, Inc., doing business as Franklin Templeton Investments, including Franklin Advisers,

17

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

1.  Organization and Significant Accounting Policies (continued)

Inc., Franklin Mutual Advisers, LLC, Advisory Services, LLC, Templeton Investment Counsel, LLC, and Templeton Global Advisors Limited. J.P. Morgan Investment Management, Inc., is the investment adviser to the JPMorgan Funds. The investment adviser for the DWS Funds is Deutsche Asset Management, Inc. The Touchstone Funds are managed by Touchstone Advisors, Inc. Morgan Stanley Investment Management, Inc., is the investment adviser for the Van Kampen UIF Funds. Invesco Investment Services manages the Invesco Van Kampen VI Portfolios The Columbia VIT Funds are managed by Columbia Management. The PIMCO Funds are managed by the Pacific Investment Management Company LLC. The Rydex/SGI Funds are managed by Rydex/SGI Investments.

The contract holder’s account value in a Separate Account division will vary depending on the performance of the corresponding portfolio, also referred to as underlying fund. The Separate Account currently has 178 investment divisions available. The investment objective of each division and its corresponding portfolio are the same. Refer to each portfolio’s prospectus for a description of investment objectives.

Under applicable insurance law, the assets and liabilities of the Separate Account are clearly identified and distinguished from the Company’s other assets and liabilities. The portion of the Separate Account’s assets applicable to contract holders’ accounts is not chargeable with liabilities arising out of any other business the Company may conduct.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles for separate accounts formed as unit investment trusts.

Investments

Investments in shares of the Funds are valued at fair value as determined by the closing net asset value per share on December 31, 2010. The difference between cost and fair value is reflected as unrealized appreciation or depreciation of investments.

Share transactions are recorded on the trade date. Realized gains and losses on sales of the Funds’ shares are determined based on the identified cost basis.

18

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

1.  Organization and Significant Accounting Policies (continued)

Capital gain distributions are included in the realized gain distributions line on the Statement of Operations. Dividends are included in the reinvested dividends line on the Statement of Operations. Dividends and capital gain distributions are recorded on the ex-dividend date. Dividends and capital gain distributions from the Funds’ portfolios are reinvested in the respective portfolios and are reflected in the unit values of the divisions of the Separate Account.

The Separate Account’s investments are held at fair value. Fair value is the price that the Separate Account would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. Fair Value is established using a three-level hierarchy based upon the transparency of inputs to the valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity. Unobservable inputs reflect the reporting entity’s own assessment regarding the assumptions market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The Separate Account’s investments are assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-tier hierarchy of inputs is summarized below.

Level 1 - inputs to the valuation methodology are quoted prices in active markets.

Level 2 - inputs to the valuation methodology are observable, directly or indirectly.

Level 3 - inputs to the valuation methodology are unobservable and reflect assumptions on the part of the reporting entity.

The Separate Account’s investments are valued as Level 1.

Unit Value

Unit values for the Separate Account divisions are computed at the end of each business day. The unit value is equal to the unit value for the preceding business day multiplied by a net investment factor. This net investment factor is determined based on the value of the underlying mutual fund portfolios of the Separate Account, reinvested dividends and capital gains, and the daily asset charge for the mortality and expense risk and certain administrative charges, as applicable.

19

Separate Account II

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

1.  Organization and Significant Accounting Policies (continued)

Taxes

Operations of the Separate Account are included in the income tax return of Integrity, which is taxed as a life insurance company under the Internal Revenue Code (IRC). The Separate Account is not taxed as a regulated investment company under Subchapter M of the IRC. Under the provisions of the policies, Integrity has the right to charge the Separate Account for federal income tax attributable to the Separate Account. No charge is currently being made against the Separate Account for such tax since, under current tax law, Integrity pays no tax on investment income and capital gains reflected in variable life insurance policy reserves. However, Integrity retains the right to charge for any federal income tax incurred, which is attributable to the Separate Account if the law is changed. Charges for state and local taxes, if any, attributable to the Separate Account may also be made.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the Balance Sheet date. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made. Management has evaluated subsequent events through the issuance of these financial statements and determined that no additional disclosures are required.

20

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of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments

The aggregate cost of portfolio shares purchased and proceeds from portfolio shares sold during the periods ended December 31, 2010 (refer to the Statement of Changes in Net Assets for the applicable periods ended December 31, 2010) and the cost of shares held at December 31, 2010, for each division, were as follows:

Division	Purchases	Sales	Cost
Affiliated:
Touchstone Aggressive ETF (Pinnacle IV ™)	$720,150	$1,066,846	$1,334,426
Touchstone Aggressive ETF (Pinnacle ™)	562,779	462,164	551,360
Touchstone Aggressive ETF (Pinnacle V ™)	394548	197097	1062609
Touchstone Baron Small Cap (Pinnacle IV ™)	95,200	551,982	1,918,402
Touchstone Baron Small Cap (Pinnacle V ™)	136,301	161,677	486,325
Touchstone Baron Small Cap (Pinnacle ™)	22,242	398,469	1,901,630
Touchstone Conservative ETF (Pinnacle IV ™)	115,205	959,875	1,773,408
Touchstone Conservative ETF (Pinnacle ™)	5,878	164,430	224,627
Touchstone Conservative ETF Fund (Pinnacle V ™)	262,351	90,622	1,124,394
Touchstone Core Bond (Pinnacle IV ™)	301,040	367,568	1,009,162
Touchstone Core Bond (Pinnacle ™)	43,783	226,585	663,493
Touchstone Core Bond (PinnacleV ™)	354,995	101,106	653,835
Touchstone Enhanced ETF (Pinnacle IV ™)	51,354	191,756	856,859
Touchstone Enhanced ETF (Pinnacle ™)	5,374	300,230	217,007
Touchstone Enhanced ETF (Pinnacle V ™)	25,138	56,612	194,880
Touchstone GMAB Aggressive ETF (Pinnacle IV ™)	9,541	25,752	465,524
Touchstone GMAB Aggressive ETF (Pinnacle V ™)	9,982	42,063	476,141
Touchstone GMAB Conservative ETF (Pinnacle IV ™)	127,453	162,454	590,875
Touchstone GMAB Conservative ETF (Pinnacle V ™)	27,728	63,869	468,187
Touchstone GMAB Moderate ETF (Pinnacle IV ™)	25,688	31,424	969,221
Touchstone GMAB Moderate ETF(Pinnacle V ™)	95,975	78,812	959,317
Touchstone High Yield (Pinnacle IV ™)	980,565	832,566	5,785,047
Touchstone High Yield (Pinnacle ™)	345,402	525,388	1,230,400
Touchstone High Yield (PinnacleV ™)	3,674,192	429,107	7,560,467
Touchstone Large Cap Core Equity (Pinnacle IV ™)	1,881,370	780,551	6,017,314
Touchstone Large Cap Core Equity (Pinnacle ™)	172,681	1,275,841	8,556,694
Touchstone Large Cap Core Equity (PinnacleV ™)	3,232,336	172,404	4,527,684
Touchstone Mid Cap Growth (Pinnacle IV ™)	182,900	730,796	1,442,297
Touchstone Mid Cap Growth (Pinnacle ™)	12,270	106,145	741,918
Touchstone Mid Cap Growth (PinnacleV ™)	396,311	141,817	892,344
Touchstone Moderate ETF (Pinnacle IV ™)	159,840	440,664	4,061,712
Touchstone Moderate ETF (Pinnacle V ™)	1,231,944	248,692	3,113,168
Touchstone Moderate ETF (Pinnacle ™)	59,615	783,062	674,452
Touchstone Money Market (Pinnacle V ™)	5,287,236	4,222,653	3,278,278
Touchstone Money Market (Pinnacle IV ™)	5,820,096	8,104,367	4,616,908
Touchstone Money Market (Pinnacle ™)	2,089,036	4,361,066	4,684,442
Touchstone Third Avenue Value (Pinnacle IV ™)	443,685	1,352,653	4,925,512
Touchstone Third Avenue Value (Pinnacle V ™)	180,614	163,927	901,204
Touchstone Third Avenue Value (Pinnacle ™)	567,119	1,212,877	10,377,195
Non-Affiliated:
Van Kampen UIF Emerging Markets Debt (Pinnacle ™)	593,661	2,519,390	722,779
Van Kampen UIF U.S. Real Estate (Pinnacle ™)	121,912	300,641	1,554,242

21

Separate Account II

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Initial Class:
Fidelity VIP Balanced (Pinnacle ™)	$2,182,825	$283,704	$1,888,276
Fidelity VIP Overseas (Pinnacle IV ™)	3,847	116,005	339,067
Fidelity VIP Overseas (Pinnacle ™)	5,483	94,529	490,721
Fidelity VIP Equity-Income (Pinnacle ™)	113,040	945,980	4,318,415
Fidelity VIP II Contrafund (Pinnacle ™)	1,136,338	1,575,104	7,766,965
Fidelity VIP II Index 500 (Pinnacle IV ™)	9,652	348,604	298,120
Fidelity VIP II Index 500 (Pinnacle ™)	121,908	642,175	3,853,464
Fidelity VIP II Investment Grade Bond (Pinnacle IV ™)	94,445	834,987	1,953,015
Fidelity VIP II Investment Grade Bond (Pinnacle ™)	142,748	584,983	2,900,253
Non-Affiliated Service Class:
Fidelity VIP Growth (Pinnacle ™)	4,105	140,415	704,003
Fidelity VIP III Mid Cap (Pinnacle ™)	45,088	809,879	5,033,418
Non-Affiliated Service Class 2:
Fidelity VIP Asset Manager (Pinnacle IV ™)	18,742	15,441	207,262
Fidelity VIP Asset Manager (Pinnacle V ™)	16,903	67,797	199,635
Fidelity VIP Asset Manager (Pinnacle ™)	45,184	13,163	94,674
Fidelity VIP Balanced (Pinnacle IV ™)	928,607	417,102	1,720,242
Fidelity VIP Balanced (Pinnacle V ™)	529,058	113,471	817,492
Fidelity VIP Balanced (Pinnacle ™)	235,955	100,028	540,087
Fidelity VIP Contrafund (Pinnacle IV ™)	1,211,940	2,048,702	6,783,911
Fidelity VIP Contrafund (Pinnacle V ™)	1,844,442	431,555	3,666,950
Fidelity VIP Disciplined Small Cap (Pinnacle IV ™)	14,107	46,691	209,694
Fidelity VIP Disciplined Small Cap (Pinnacle ™)	641	37,656	225,237
Fidelity VIP Disciplined Small Cap (Pinnacle V ™)	21,527	15,678	96,735
Fidelity VIP Equity-Income (Pinnacle IV ™)	79,029	515,252	2,473,579
Fidelity VIP Equity-Income (Pinnacle V ™)	148,619	133,517	587,569
Fidelity VIP Freedom 2010 (Pinnacle IV ™)	2,984	71,987	65,095
Fidelity VIP Freedom 2010 (Pinnacle ™)	11,787	84	13,424
Fidelity VIP Freedom 2010 (Pinnacle V ™)	62,570	25,063	551,985
Fidelity VIP Freedom 2015 (Pinnacle IV ™)	36,768	8,825	42,638
Fidelity VIP Freedom 2015 (Pinnacle ™)	125	68	3,145
Fidelity VIP Freedom 2015 (Pinnacle V ™)	423,347	153,915	1,390,702
Fidelity VIP Freedom 2020 (Pinnacle IV ™)	11,272	66,813	131,970
Fidelity VIP Freedom 2020 (Pinnacle V ™)	856,977	96,472	2,048,253
Fidelity VIP Freedom 2025 (Pinnacle ™)	2,858	20	2,839
Fidelity VIP Freedom 2025 (Pinnacle IV ™)	541	324	22,975
Fidelity VIP Freedom 2025 (Pinnacle V ™)	313,789	125,062	855,795
Fidelity VIP Freedom 2030 (Pinnacle IV ™)	502	470	15,676
Fidelity VIP Freedom 2030 (Pinnacle V ™)	34,828	40,404	166,067
Fidelity VIP Growth (Pinnacle IV ™)	65,335	298,410	1,067,211
Fidelity VIP Growth (Pinnacle ™)	43,306	45,671	205,028
Fidelity VIP Growth (Pinnacle V ™)	107,206	28,923	239,372
Fidelity VIP High Income (Pinnacle IV ™)	1,262,699	1,517,220	1,478,899
Fidelity VIP High Income (Pinnacle V ™)	175,215	56,195	646,867
Fidelity VIP High Income (Pinnacle ™)	8,113,885	4,457,943	8,184,352
Fidelity VIP II Index 500 (Pinnacle IV ™)	194,758	773,195	3,056,169
Fidelity VIP II Index 500 (Pinnacle ™)	240,261	1,065,875	615,522
Fidelity VIP II Index 500 (Pinnacle V ™)	433,345	115,315	958,019

22

Separate Account II

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Service Class 2 (continued):
Fidelity VIP Investment Grade Bond (Pinnacle IV ™)	$769,115	$1,293,898	$4,134,801
Fidelity VIP Investment Grade Bond (Pinnacle V ™)	1,318,934	244,924	2,535,363
Fidelity VIP Investment Grade Bond (Pinnacle ™)	275,762	803,239	2,048,472
Fidelity VIP Mid Cap (Pinnacle IV ™)	1,042,988	1,791,214	6,426,493
Fidelity VIP Mid Cap (Pinnacle ™)	122,601	273,823	605,296
Fidelity VIP Mid Cap (Pinnacle V ™)	556,220	202,865	1,655,959
Fidelity VIP Overseas (Pinnacle IV ™)	155,382	393,576	821,327
Fidelity VIP Overseas (Pinnacle V ™)	224,002	44,116	724,402
Fidelity VIP Overseas (Pinnacle ™)	66,753	97,860	823,280
Non-Affiliated Class 1:
Franklin Growth and Income Securities (Pinnacle ™)	129,217	601,906	4,242,247
Franklin Income Securities (Pinnacle ™)	724,229	1,763,978	10,417,149
JPM IT Mid Cap Value (Pinnacle ™)	923	7,179	53,288
JPM IT Mid Cap Value (Pinnacle IV ™)	5,199	47,244	295,612
Van Kampen UIF Emerging Markets Debt (Pinnacle IV ™)	16,041	56,293	366,799
Van Kampen UIF U.S. Real Estate (Pinnacle IV ™)	29,126	275,749	1,442,857
Non-Affiliated Class 2:
Franklin Growth and Income Securities (Pinnacle IV ™)	160,912	637,080	3,213,744
Franklin Growth and Income Securities (Pinnacle ™)	81,482	115,029	1,211,422
Franklin Growth and Income Securities (Pinnacle V ™)	195,398	84,545	430,596
Franklin Income Securities (Pinnacle IV ™)	762,365	1,222,869	7,635,912
Franklin Income Securities (Pinnacle V ™)	564,151	191,563	2,274,570
Franklin Large Cap Growth Securities (Pinnacle IV ™)	418,601	419,346	714,692
Franklin Large Cap Growth Securities (Pinnacle V ™)	501,458	90,198	563,848
Franklin Large Cap Growth Securities (Pinnacle ™)	28,584	30,670	117,610
Franklin Mutual Shares Securities (Pinnacle IV ™)	179,497	442,235	2,530,111
Franklin Mutual Shares Securities (Pinnacle V ™)	741,542	194,312	1,379,860
Franklin Mutual Shares Securities (Pinnacle ™)	39,137	205,516	1,816,454
Franklin Small Cap Value Securities Fund (Pinnacle IV ™)	544,327	377,724	216,850
Franklin Small Cap Value Securities Fund (Pinnacle ™)	15,336	25,360	60,162
Franklin Small Cap Value Securities Fund (Pinnacle V ™)	52,067	40,566	172,027
Templeton Foreign Securities (Pinnacle IV ™)	446,280	415,071	2,122,886
Templeton Foreign Securities (Pinnacle V ™)	322,052	46,092	728,899
Templeton Foreign Securities (Pinnacle ™)	73,877	246,720	1,003,453
Templeton Growth Securities (Pinnacle IV ™)	73,212	2,602,404	1,038,249
Templeton Growth Securities (Pinnacle V ™)	470,800	2,585,085	641,655
Templeton Growth Securities (Pinnacle ™)	30,103	214,959	1,307,869
Invesco Van Kampen VI Comstock (Pinnacle IV ™)	4,813	187,153	464,014
Invesco Van Kampen VI Comstock (Pinnacle V ™)	122,093	22,257	234,314
Invesco Van Kampen VI Comstock (Pinnacle ™)	584	47,928	262,217
Invesco Van Kampen VI Capital Growth (Pinnacle IV ™)	40,365	198,751	195,260
Invesco Van Kampen VI Capital Growth (Pinnacle V ™)	22,262	9,423	133,998
Invesco Van Kampen VI Capital Growth (Pinnacle ™)	15,932	30,076	49,042
Van Kampen UIF Emerging Markets Debt (Pinnacle IV ™)	130,037	406,224	715,518
Van Kampen UIF Emerging Markets Debt (Pinnacle V ™)	210,040	48,370	376,562
Van Kampen UIF Emerging Markets Equity (Pinnacle IV ™)	340,709	794,319	1,504,903
Van Kampen UIF Emerging Markets Equity (Pinnacle V ™)	356,448	118,057	765,866
Van Kampen UIF Emerging Markets Equity (Pinnacle ™)	152,227	208,270	671,019

23

Separate Account II

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

2.  Investments (continued)

Division	Purchases	Sales	Cost
Non-Affiliated Class 2 (continued):
Van Kampen UIF U.S. Real Estate (Pinnacle IV ™)	$458,551	$560,970	$919,965
Van Kampen UIF U.S. Real Estate (Pinnacle V ™)	245,688	90,614	605,531
Invesco Van Kampen VI Mid Cap Value (Pinnacle ™)	192,643	202,111	571
Invesco Van Kampen VI Mid Cap Value (Pinnacle V ™)	379,813	32,279	432,684
Invesco Van Kampen VI Mid Cap Value (Pinnacle IV ™)	154,534	1,583	154,708
Non-Affiliated Class A:
DWS Small Cap Index VIP (Pinnacle IV ™)	872	23,623	102,071
DWS Small Cap Index VIP (Pinnacle ™)	16,186	174,532	800,798
Non-Affiliated Class B:
Columbia VIT Mid Cap Value Class B (Pinnacle ™)	3,407	1,418	2,115
Columbia VIT Mid Cap Value Class B (Pinnacle IV ™)	11,416	248	22,633
Columbia VIT Mid Cap Value Class B (Pinnacle V ™)	11,790	3,301	18,078
Columbia VIT Small Cap Value Class B (Pinnacle ™)	7,928	1,914	14,078
Columbia VIT Small Cap Value Class B (Pinnacle IV ™)	710,890	394,230	383,840
Columbia VIT Small Cap Value Class B (Pinnacle V ™)	104,401	13,376	108,642
DWS Small Cap Index VIP (Pinnacle IV ™)	30,679	87,662	320,078
DWS Small Cap Index VIP (Pinnacle V ™)	56,559	78,836	333,422
Non-Affiliated Advisor Class:
PIMCO VIT All Asset (Pinnacle ™)	131,171	12,570	257,650
PIMCO VIT All Asset (Pinnacle IV ™)	225,212	61,248	322,071
PIMCO VIT All Asset (Pinnacle V ™)	74,699	27,423	178,172
PIMCO VIT Commodity Real Return (Pinnacle IV ™)	289,384	283,169	736,898
PIMCO VIT Commodity Real Return (Pinnacle V ™)	606,123	78,977	1,154,372
PIMCO VIT Commodity Real Return (Pinnacle ™)	49,167	25,578	138,359
PIMCO VIT Low Duration (Pinnacle IV ™)	300,424	335,679	246,800
PIMCO VIT Low Duration (Pinnacle ™)	5,451,376	5,456,296	315,160
PIMCO VIT Low Duration (Pinnacle V ™)	34,214	14,890	159,060
PIMCO VIT Real Return (Pinnacle IV ™)	397,599	437,107	759,230
PIMCO VIT Real Return (Pinnacle V ™)	77,029	25,460	303,101
PIMCO VIT Real Return (Pinnacle ™)	56,382	88,965	171,909
PIMCO VIT Total Return (Pinnacle V ™)	4,061,534	811,722	7,585,150
PIMCO VIT Total Return (Pinnacle IV ™)	2,006,206	1,853,496	3,995,713
PIMCO VIT Total Return (Pinnacle ™)	1,190,521	1,880,202	920,137
Non-Affiliated Investor Class:
Rydex SGI VT Alternative Strategies Allocation (Pinnacle IV ™)	3,535	25,763	62,931
Rydex SGI VT Alternative Strategies Allocation (Pinnacle V ™)	115,225	2,774	154,506
Rydex SGI VT Alternative Strategies Allocation (Pinnacle ™)	3,115	4,779	3,092
Rydex SGI VT Managed Future Strategy (Pinnacle IV ™)	49,269	97,794	88,842
Rydex SGI VT Managed Future Strategy (Pinnacle V ™)	94,423	38,968	183,628
Rydex SGI VT Managed Future Strategy (Pinnacle ™)	6,410	66,969	16,855
Rydex SGI VT Multi-Hedge Strategies (Pinnacle IV ™)	25,026	62,202	127,233
Rydex SGI VT Multi-Hedge Strategies (Pinnacle V ™)	93,319	14,936	242,983
Rydex SGI VT Multi-Hedge Strategies (Pinnacle ™)	—	2,644	9,200
Rydex SGI VT U.S. Long Short Momentum (Pinnacle IV ™)	27,147	56,681	102,143
Rydex SGI VT U.S. Long Short Momentum (Pinnacle V ™)	41,866	20,715	265,931
Rydex SGI VT U.S. Long Short Momentum (Pinnacle ™)	1,835	5,014	12,839

24

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

3.  Expenses

Three contracts are currently offered by the Separate Account: Pinnacle, Pinnacle IV and Pinnacle V. The contracts have a deferred sales load charge. Pinnacle charges a mortality and expense risk charge to cover mortality and expense risk and certain administrative expenses of 1.20% and 0.15%, Pinnacle IV charges 1.30% and 0.15%, and Pinnacle V charges 1.40% and 0.15% of net assets for mortality expense risks and administrative expenses, respectively. Guaranteed Minimum Accumulation Benefit (“GMAB”) funds in Pinnacle, Pinnacle IV and Pinnacle V charge an additional 0.60% of net assets for expenses associated with the GMAB rider. These charges are deducted on a daily basis. In addition, an annual administrative charge of $30 per contract is assessed if the account value is less than $50,000 at the end of any contract year.

Integrity also deducts an amount quarterly to cover the cost of any additional benefits available under the contracts, if elected. The charges for riders are deducted on a quarterly anniversary day.

25

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights

A summary of net assets, unit values and units outstanding for variable annuity contracts, investment income and expense ratios, excluding expenses of the underlying funds, and total returns are presented for the periods ended December 31, 2010, 2009, 2008, 2007, and 2006, (refer to the Statements of Changes in Net Assets for the applicable periods ended December 31, 2010 and 2009).

Investment income ratio amounts represent the dividends, excluding distributions of capital gains, received by the subaccount from the underlying mutual fund net of management fees assessed by the fund manager, divided by the average net assets.  These ratios exclude those expenses, such as mortality and expense risk and administrative charges, that result in direct reductions in the unit values.  The recognition of investment income by the subaccount is affected by the timing of the declaration of dividends by the underlying fund in which the subaccounts invest.

Expense ratio amounts represent the annualized contract expenses of the separate account, consisting primarily of mortality and expense risk and administrative charges, for each period indicated.  The ratios include only those expenses that result in a direct reduction to unit values.  Charges made directly to contract owner accounts through the redemption of units and expenses of the underlying fund are excluded.

Total return amounts represent the total return for the periods indicated, including changes in the value of the underlying fund, which includes expenses assessed through the reduction of unit values.  The ratio does not include any expenses assessed through the redemption of units.  Investment options with a date notation indicate the effective date of that investment option in the variable account.  The total return is calculated for the period indicated or from the effective date through the end of the reporting period.

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated:
Touchstone Aggressive ETF (Pinnacle IV ™)
	2010	125	$11.47	$1,430	1.66%	1.45%	11.55%
	2009	158	10.28	1,626	4.03%	1.45%	19.96%
	2008	45	8.57	384	1.98%	1.45%	(30.16)%
	2007	72	12.27	879	1.90%	1.45%	3.56%
	2006	76	11.85	898	1.49%	1.45%	11.88%
Touchstone Aggressive ETF (Pinnacle ™)
	2010	50	11.54	577	2.73%	1.35%	11.66%
	2009	42	10.34	436	6.00%	1.35%	20.08%
	2008	14	8.61	125	1.97%	1.35%	(30.08)%
	2007	25	12.31	311	1.38%	1.35%	3.72%
	2006	51	11.87	607	1.10%	1.35%	11.99%
Touchstone Aggressive ETF (Pinnacle V ™)
	2010	88	14.05	1,230	1.66%	1.55%	11.43%
	2009	72	12.61	907	5.00%	1.55%	26.08%
Touchstone Baron Small Cap (Pinnacle IV ™)
	2010	150	18.54	2,787	0.00%	1.45%	23.12%
	2009	176	15.06	2,653	0.00%	1.45%	31.01%
	2008	96	11.50	1,102	0.00%	1.45%	(34.61)%
	2007	137	17.58	2,414	0.00%	1.45%	1.28%
	2006	168	17.36	2,920	0.00%	1.45%	16.56%
Touchstone Baron Small Cap (Pinnacle V ™)
	2010	65	10.18	659	0.00%	1.55%	22.99%
	2009	67	8.27	557	0.00%	1.55%	30.88%
	2008	26	6.32	166	0.00%	1.55%	(34.68)%
	2007	8	9.68	74	0.00%	1.55%	(3.23)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

26

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
	Touchstone Aggressive ETF (Pinnacle IV ™)
	2010	125	$11.47	$1,430	1.66%	1.45%	11.55%
	2009	158	10.28	1,626	4.03%	1.45%	19.96%
	2008	45	8.57	384	1.98%	1.45%	(30.16)%
	2007	72	12.27	879	1.90%	1.45%	3.56%
	2006	76	11.85	898	1.49%	1.45%	11.88%
	Touchstone Aggressive ETF (Pinnacle ™)
	2010	50	11.54	577	2.73%	1.35%	11.66%
	2009	42	10.34	436	6.00%	1.35%	20.08%
	2008	14	8.61	125	1.97%	1.35%	(30.08)%
	2007	25	12.31	311	1.38%	1.35%	3.72%
	2006	51	11.87	607	1.10%	1.35%	11.99%
	Touchstone Aggressive ETF (Pinnacle V ™)
	2010	88	14.05	1,230	1.66%	1.55%	11.43%
	2009	72	12.61	907	5.00%	1.55%	26.08%
	Touchstone Baron Small Cap (Pinnacle IV ™)
	2010	150	18.54	2,787	0.00%	1.45%	23.12%
	2009	176	15.06	2,653	0.00%	1.45%	31.01%
	2008	96	11.50	1,102	0.00%	1.45%	(34.61)%
	2007	137	17.58	2,414	0.00%	1.45%	1.28%
	2006	168	17.36	2,920	0.00%	1.45%	16.56%
	Touchstone Baron Small Cap (Pinnacle V ™)
	2010	65	10.18	659	0.00%	1.55%	22.99%
	2009	67	8.27	557	0.00%	1.55%	30.88%
	2008	26	6.32	166	0.00%	1.55%	(34.68)%
	2007	8	9.68	74	0.00%	1.55%	(3.23)%
	Touchstone Baron Small Cap (Pinnacle ™)
	2010	59	33.60	1,983	0.00%	1.35%	23.24%
	2009	71	27.26	1,939	0.00%	1.35%	31.14%
	2008	77	20.79	1,610	0.00%	1.35%	(34.54)%
	2007	100	31.76	3,183	0.00%	1.35%	1.38%
	2006	134	31.33	4,191	0.00%	1.35%	16.67%
Touchstone Conservative ETF (Pinnacle IV ™)
	2010	163	12.11	1,976	2.01%	1.45%	7.23%
	2009	238	11.29	2,689	4.05%	1.45%	10.17%
	2008	142	10.25	1,456	2.86%	1.45%	(10.81)%
	2007	157	11.49	1,801	1.72%	1.45%	4.17%
	2006	171	11.03	1,881	0.82%	1.45%	6.58%
Touchstone Conservative ETF Fund (Pinnacle ™)
	2010	20	12.18	241	1.52%	1.35%	7.34%
	2009	33	11.35	376	3.18%	1.35%	10.28%
	2008	54	10.29	560	1.01%	1.35%	(10.72)%
	2007	207	11.53	2,391	2.12%	1.35%	4.31%
	2006	126	11.05	1,392	1.62%	1.35%	6.69%
Touchstone Conservative ETF Fund (Pinnacle V ™)
	2010	97	12.06	1,176	2.44%	1.55%	7.12%
	2009	83	11.26	940	9.27%	1.55%	12.59%
Touchstone Core Bond (Pinnacle IV ™)
	2010	78	13.28	1,043	3.45%	1.45%	6.01%
	2009	85	12.53	1,063	5.35%	1.45%	13.23%
	2008	94	11.07	1,039	3.42%	1.45%	(4.67)%
	2007	139	11.61	1,613	4.31%	1.45%	3.93%
	2006	136	11.17	1,523	4.67%	1.45%	2.55%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

27

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Core Bond (Pinnacle ™)
	2010	52	13.40	693	3.67%	1.35%	6.12%
	2009	67	12.63	848	4.78%	1.35%	13.35%
	2008	87	11.14	969	3.86%	1.35%	(4.57)%
	2007	107	11.68	1,246	4.81%	1.35%	4.06%
	2006	84	11.22	941	3.82%	1.35%	2.65%
Touchstone Core Bond (Pinnacle V ™)
	2010	56	11.77	664	4.66%	1.55%	5.91%
	2009	36	11.11	399	7.37%	1.55%	13.12%
	2008	23	9.82	223	5.74%	1.55%	(4.77)%
	2007	10	10.31	108	13.48%	1.55%	3.12%
Touchstone Enhanced ETF (Pinnacle IV ™)
	2010	92	11.44	1,049	1.92%	1.45%	9.89%
	2009	106	10.41	1,099	2.97%	1.45%	20.40%
	2008	121	8.64	1,043	6.26%	1.45%	(32.40)%
	2007	143	12.79	1,833	1.76%	1.45%	2.54%
	2006	175	12.47	2,180	0.75%	1.45%	13.72%
Touchstone Enhanced ETF (Pinnacle ™)
	2010	25	11.51	285	1.42%	1.35%	10.00%
	2009	52	10.46	544	1.81%	1.35%	20.52%
	2008	169	8.68	1,468	4.18%	1.35%	(32.33)%
	2007	357	12.83	4,581	1.88%	1.35%	2.62%
	2006	447	12.50	5,585	0.86%	1.35%	13.83%
Touchstone Enhanced ETF (Pinnacle V ™)
	2010	18	13.83	247	1.92%	1.55%	9.77%
	2009	20	12.60	258	4.78%	1.55%	25.95%
Touchstone GMAB Aggressive ETF (Pinnacle IV ™)
	2010	45	13.93	623	1.63%	1.45%	10.87%
	2009	46	12.56	574	3.33%	1.45%	25.64%
Touchstone GMAB Aggressive ETF (Pinnacle V ™)
	2010	46	13.91	637	1.60%	1.55%	10.76%
	2009	48	12.55	602	3.30%	1.55%	25.55%
Touchstone GMAB Conservative ETF (Pinnacle IV ™)
	2010	55	11.96	664	2.24%	1.45%	6.58%
	2009	59	11.22	657	4.61%	1.45%	12.19%
Touchstone GMAB Conservative ETF (Pinnacle V ™)
	2010	45	11.94	535	2.13%	1.55%	6.47%
	2009	48	11.21	536	4.66%	1.55%	12.11%
Touchstone GMAB Moderate ETF (Pinnacle IV ™)
	2010	93	13.02	1,217	2.24%	1.45%	8.98%
	2009	94	11.95	1,124	4.69%	1.45%	19.49%
Touchstone GMAB Moderate ETF(Pinnacle V ™)
	2010	92	13.00	1,190	2.24%	1.55%	8.87%
	2009	90	11.94	1,076	4.68%	1.55%	19.40%
Touchstone High Yield (Pinnacle IV ™)
	2010	414	16.72	6,923	9.00%	1.45%	11.02%
	2009	437	15.06	6,574	7.25%	1.45%	44.51%
	2008	339	10.42	3,527	13.25%	1.45%	(25.29)%
	2007	150	13.95	2,095	3.67%	1.45%	0.33%
	2006	389	13.90	5,411	10.03%	1.45%	6.34%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

28

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone High Yield (Pinnacle ™)
	2010	89	16.86	1,507	8.53%	1.35%	11.13%
	2009	108	15.17	1,633	5.04%	1.35%	44.66%
	2008	311	10.49	3,266	12.51%	1.35%	(25.21)%
	2007	190	14.03	2,665	7.98%	1.35%	0.40%
	2006	247	13.97	3,445	6.10%	1.35%	6.45%
Touchstone High Yield (Pinnacle V ™)
	2010	716	11.56	8,272	10.88%	1.55%	10.91%
	2009	473	10.42	4,928	9.41%	1.55%	44.37%
	2008	122	7.22	883	37.67%	1.55%	(25.36)%
	2007	4	9.67	35	8.25%	1.55%	(3.28)%
Touchstone Large Cap Core Equity (Pinnacle IV ™)
	2010	613	11.76	7,200	1.90%	1.45%	10.58%
	2009	516	10.63	5,487	1.73%	1.45%	22.27%
	2008	203	8.70	1,768	1.64%	1.45%	(36.14)%
	2007	138	13.62	1,879	3.15%	1.45%	3.79%
	2006	153	13.12	2,007	2.97%	1.45%	24.75%
Touchstone Large Cap Core Equity (Pinnacle ™)
	2010	657	11.86	7,790	1.78%	1.35%	10.69%
	2009	762	10.71	8,169	1.31%	1.35%	22.39%
	2008	917	8.75	8,031	1.80%	1.35%	(36.08)%
	2007	495	13.69	6,775	2.73%	1.35%	3.91%
	2006	635	13.18	8,366	2.00%	1.35%	24.87%
Touchstone Large Cap Core Equity (Pinnacle V ™)
	2010	618	8.15	5,041	2.50%	1.55%	10.46%
	2009	218	7.38	1,610	1.63%	1.55%	22.14%
	2008	24	6.04	147	2.68%	1.55%	(36.21)%
	2007	3	9.47	27	7.73%	1.55%	(5.27)%
Touchstone Mid Cap Growth - TVST (Pinnacle IV ™)
	2010	101	17.59	1,782	0.21%	1.45%	19.86%
	2009	136	14.68	1,998	0.10%	1.45%	36.97%
	2008	144	10.72	1,539	3.23%	1.45%	(40.58)%
	2007	218	18.03	3,926	4.17%	1.45%	12.78%
	2006	111	15.99	1,776	0.00%	1.45%	14.50%
Touchstone Mid Cap Growth - TVST (Pinnacle ™)
	2010	44	17.75	787	0.22%	1.35%	19.99%
	2009	50	14.79	738	0.09%	1.35%	37.11%
	2008	60	10.79	644	3.09%	1.35%	(40.52)%
	2007	105	18.14	1,911	3.77%	1.35%	12.86%
	2006	57	16.07	917	0.00%	1.35%	14.61%
Touchstone Mid Cap Growth - TVST (Pinnacle V ™)
	2010	123	9.90	1,219	0.25%	1.55%	19.74%
	2009	92	8.27	759	0.12%	1.55%	36.84%
	2008	63	6.04	380	5.33%	1.55%	(40.64)%
	2007	19	10.18	194	9.52%	1.55%	1.82%
Touchstone Moderate ETF (Pinnacle IV ™)
	2010	390	11.86	4,624	2.18%	1.45%	9.64%
	2009	418	10.82	4,519	4.00%	1.45%	15.74%
	2008	220	9.35	2,057	1.78%	1.45%	(21.50)%
	2007	168	11.91	2,005	1.34%	1.45%	3.74%
	2006	207	11.48	2,378	1.08%	1.45%	9.37%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

29

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Affiliated (continued):
Touchstone Moderate ETF (Pinnacle V ™)
	2010	344	10.18	3,504	2.57%	1.55%	9.53%
	2009	243	9.30	2,255	6.43%	1.55%	15.63%
	2008	8	8.04	61	2.53%	1.55%	(19.60)%
Touchstone Moderate ETF (Pinnacle ™)
	2010	57	11.94	685	1.38%	1.35%	9.75%
	2009	123	10.88	1,332	2.95%	1.35%	15.86%
	2008	194	9.39	1,818	1.71%	1.35%	(21.42)%
	2007	160	11.95	1,908	1.45%	1.35%	3.80%
	2006	149	11.51	1,719	1.00%	1.35%	9.48%
Touchstone Money Market (Pinnacle V ™)
	2010	335	9.79	3,278	0.17%	1.55%	(1.37)%
	2009	223	9.93	2,214	0.60%	1.55%	(0.70)%
Touchstone Money Market (Pinnacle IV ™)
	2010	428	10.79	4,617	0.16%	1.45%	(1.27)%
	2009	631	10.93	6,901	0.66%	1.45%	(0.58)%
	2008	*—	10.99	3	2.93%	1.45%	1.49%
	2007	*—	10.83	3	5.07%	1.45%	3.65%
	2006	*—	10.45	5	4.85%	1.45%	3.42%
Touchstone Money Market (Pinnacle ™)
	2010	430	10.89	4,684	0.16%	1.35%	(1.17)%
	2009	632	11.01	6,956	0.98%	1.35%	(0.48)%
	2008	997	11.07	11,039	2.93%	1.35%	1.60%
	2007	875	10.89	9,527	5.04%	1.35%	3.75%
	2006	1109	10.50	11,642	4.84%	1.35%	3.52%
Touchstone Third Avenue Value (Pinnacle IV ™)
	2010	311	16.46	5,122	6.01%	1.45%	18.46%
	2009	391	13.90	5,438	1.97%	1.45%	29.48%
	2008	492	10.73	5,275	1.55%	1.45%	(39.40)%
	2007	771	17.71	13,655	0.69%	1.45%	(3.23)%
	2006	734	18.30	13,434	1.10%	1.45%	14.20%
Touchstone Third Avenue Value (Pinnacle V ™)
	2010	133	8.32	1,103	6.42%	1.55%	18.34%
	2009	137	7.03	961	2.23%	1.55%	29.35%
	2008	101	5.44	547	3.31%	1.55%	(39.46)%
	2007	26	8.98	231	2.76%	1.55%	(10.17)%
Touchstone Third Avenue Value (Pinnacle ™)
	2010	165	49.55	8,165	6.29%	1.35%	18.58%
	2009	189	41.79	7,887	1.95%	1.35%	29.61%
	2008	233	32.24	7,526	1.65%	1.35%	(39.34)%
	2007	335	53.14	17,792	0.66%	1.35%	(3.13)%
	2006	407	54.86	22,352	0.94%	1.35%	14.32%

Non-Affiliated:
Van Kampen UIF Emerging Markets Debt (Pinnacle ™)
	2010	35	21.75	757	2.25%	1.35%	8.26%
	2009	132	20.09	2,651	9.76%	1.35%	28.45%
	2008	50	15.64	780	9.54%	1.35%	(16.13)%
	2007	68	18.64	1,275	7.41%	1.35%	5.09%
	2006	80	17.74	1,418	6.25%	1.35%	9.32%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

30

Separate Account II

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Non-Affiliated (continued):
Van Kampen UIF U.S. Real Estate (Pinnacle ™)
	2010	55	27.41	1,518	2.15%	1.35%	28.21%
	2009	63	21.38	1,356	3.38%	1.35%	26.62%
	2008	77	16.88	1,291	9.48%	1.35%	(38.74)%
	2007	113	27.56	3,118	2.18%	1.35%	(18.18)%
	2006	190	33.68	6,389	1.47%	1.35%	36.19%

Initial Class:
Fidelity VIP Balanced (Pinnacle ™) (April 30, 2010)
	2010	187	10.68	1,995	3.04%	1.35%	6.82%
Fidelity VIP Overseas (Pinnacle IV ™)
	2010	32	8.15	261	1.41%	1.45%	11.48%
	2009	48	7.31	350	2.33%	1.45%	24.70%
	2008	61	5.86	357	4.79%	1.45%	(44.62)%
	2007	82	10.58	868	1.85%	1.45%	5.84%
Fidelity VIP Overseas (Pinnacle ™)
	2010	46	8.18	373	1.44%	1.35%	11.59%
	2009	58	7.33	425	2.46%	1.35%	24.82%
	2008	68	5.87	398	4.63%	1.35%	(44.57)%
	2007	106	10.59	1,124	2.09%	1.35%	5.92%
Fidelity VIP Equity-Income (Pinnacle ™)
	2010	226	13.83	3,124	1.71%	1.35%	13.60%
	2009	293	12.17	3,572	2.27%	1.35%	28.45%
	2008	335	9.48	3,174	2.21%	1.35%	(43.43)%
	2007	484	16.76	8,105	2.06%	1.35%	0.15%
	2006	675	16.73	11,290	4.64%	1.35%	18.58%
Fidelity VIP II Contrafund (Pinnacle ™)
	2010	424	20.38	8,644	1.27%	1.35%	15.64%
	2009	451	17.63	7,945	1.39%	1.35%	33.88%
	2008	566	13.17	7,446	1.06%	1.35%	(43.29)%
	2007	689	23.22	15,998	5.10%	1.35%	16.02%
	2006	917	20.01	18,352	1.31%	1.35%	10.21%
Fidelity VIP II Index 500 (Pinnacle IV ™)
	2010	30	8.66	260	1.95%	1.45%	13.36%
	2009	74	7.64	566	2.53%	1.45%	24.77%
	2008	79	6.12	486	1.99%	1.45%	(37.92)%
	2007	94	9.86	923	2.53%	1.45%	(1.42)%
Fidelity VIP II Index 500 (Pinnacle ™)
	2010	370	8.69	3,217	1.97%	1.35%	13.47%
	2009	445	7.66	3,407	2.52%	1.35%	24.90%
	2008	515	6.13	3,160	1.92%	1.35%	(37.85)%
	2007	704	9.86	6,944	2.42%	1.35%	(1.36)%
Fidelity VIP II Investment Grade Bond (Pinnacle IV ™)
	2010	173	11.73	2,028	4.31%	1.45%	6.24%
	2009	244	11.04	2,692	9.11%	1.45%	14.05%
	2008	277	9.68	2,679	4.61%	1.45%	(4.66)%
	2007	382	10.16	3,875	0.12%	1.45%	1.56%
Fidelity VIP II Investment Grade Bond (Pinnacle ™)
	2010	255	11.78	3,004	4.22%	1.35%	6.35%
	2009	301	11.07	3,329	9.18%	1.35%	14.16%
	2008	344	9.70	3,335	4.61%	1.35%	(4.56)%
	2007	487	10.16	4,954	0.12%	1.35%	1.63%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

31

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Service Class:
Fidelity VIP Growth (Pinnacle ™)
	2010	78	9.14	717	0.50%	1.35%	22.38%
	2009	95	7.47	712	0.42%	1.35%	26.42%
	2008	110	5.91	652	0.59%	1.35%	(47.95)%
	2007	162	11.35	1,836	0.75%	1.35%	25.13%
	2006	228	9.07	2,070	0.32%	1.35%	5.30%
Fidelity VIP III Mid Cap (Pinnacle ™)
	2010	138	37.57	5,179	0.58%	1.35%	26.97%
	2009	160	29.59	4,748	1.08%	1.35%	38.13%
	2008	185	21.43	3,970	5.29%	1.35%	(40.33)%
	2007	274	35.90	9,836	0.86%	1.35%	13.91%
	2006	398	31.52	12,530	1.44%	1.35%	11.08%

Service Class 2:
Fidelity VIP Asset Manager (Pinnacle IV ™)
	2010	18	12.68	232	2.01%	1.45%	12.31%
	2009	18	11.29	205	2.12%	1.45%	26.90%
	2008	29	8.90	256	7.67%	1.45%	(29.94)%
	2007	109	12.70	1,383	9.53%	1.45%	13.51%
	2006	24	11.19	272	2.11%	1.45%	5.59%
Fidelity VIP Asset Manager (Pinnacle V ™)
	2010	23	10.63	243	1.77%	1.55%	12.20%
	2009	28	9.48	268	2.93%	1.55%	26.77%
	2008	16	7.48	116	8.35%	1.55%	(30.01)%
	2007	5	10.68	52	9.16%	1.55%	6.83%
Fidelity VIP Asset Manager (Pinnacle ™)
	2010	8	12.77	108	1.94%	1.35%	12.43%
	2009	6	11.36	65	2.00%	1.35%	27.02%
	2008	10	8.94	90	9.54%	1.35%	(29.87)%
	2007	44	12.75	567	3.72%	1.35%	13.63%
	2006	2	11.22	17	3.25%	1.35%	5.69%
Fidelity VIP Balanced (Pinnacle IV ™)
	2010	127	14.55	1,843	2.26%	1.45%	16.05%
	2009	90	12.54	1,134	2.01%	1.45%	36.32%
	2008	98	9.20	906	2.64%	1.45%	(35.11)%
	2007	122	14.18	1,726	4.53%	1.45%	7.15%
	2006	87	13.23	1,156	1.76%	1.45%	9.89%
Fidelity VIP Balanced (Pinnacle V ™)
	2010	94	10.17	956	2.33%	1.55%	15.93%
	2009	51	8.77	443	2.70%	1.55%	36.18%
	2008	31	6.44	203	2.58%	1.55%	(35.17)%
	2007	6	9.93	60	4.43%	1.55%	(0.68)%
Fidelity VIP Balanced (Pinnacle ™)
	2010	45	13.28	600	2.29%	1.35%	16.17%
	2009	34	11.43	388	2.37%	1.35%	36.46%
	2008	24	8.38	205	2.49%	1.35%	(35.04)%
	2007	43	12.90	549	5.59%	1.35%	7.20%
	2006	37	12.03	442	1.86%	1.35%	10.00%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

32

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Service Class 2 (continued):
Fidelity VIP Contrafund (Pinnacle IV ™)
	2010	618	15.72	9,714	1.04%	1.45%	15.23%
	2009	679	13.64	9,260	1.18%	1.45%	33.51%
	2008	1035	10.22	10,575	0.95%	1.45%	(43.53)%
	2007	1029	18.09	18,618	5.51%	1.45%	15.61%
	2006	1042	15.65	16,310	1.06%	1.45%	9.82%
Fidelity VIP Contrafund (Pinnacle V ™)
	2010	493	9.34	4,602	1.26%	1.55%	15.12%
	2009	324	8.11	2,625	1.48%	1.55%	33.37%
	2008	273	6.08	1,661	1.33%	1.55%	(43.58)%
	2007	79	10.78	852	19.70%	1.55%	7.78%
Fidelity VIP Disciplined Small Cap (Pinnacle IV ™)
	2010	37	8.68	318	0.06%	1.45%	23.26%
	2009	40	7.04	283	0.24%	1.45%	20.18%
	2008	40	5.86	235	0.36%	1.45%	(34.93)%
	2007	46	9.00	418	0.42%	1.45%	(9.99)%
Fidelity VIP Disciplined Small Cap (Pinnacle ™)
	2010	32	8.71	282	0.06%	1.35%	23.39%
	2009	37	7.06	261	0.22%	1.35%	20.30%
	2008	42	5.87	248	0.32%	1.35%	(34.86)%
	2007	62	9.01	562	0.42%	1.35%	(9.93)%
Fidelity VIP Disciplined Small Cap (Pinnacle V ™)
	2010	14	8.70	125	0.06%	1.55%	23.14%
	2009	13	7.07	94	0.47%	1.55%	20.05%
	2008	2	5.89	14	1.04%	1.55%	(35.00)%
Fidelity VIP Equity-Income (Pinnacle IV ™)
	2010	187	11.08	2,069	1.50%	1.45%	13.25%
	2009	230	9.79	2,250	1.97%	1.45%	28.00%
	2008	293	7.65	2,240	2.14%	1.45%	(43.64)%
	2007	345	13.57	4,681	1.97%	1.45%	(0.17)%
	2006	380	13.59	5,171	4.90%	1.45%	18.20%
Fidelity VIP Equity-Income (Pinnacle V ™)
	2010	107	7.46	798	1.62%	1.55%	13.14%
	2009	104	6.59	684	2.29%	1.55%	27.87%
	2008	66	5.15	342	4.21%	1.55%	(43.70)%
	2007	15	9.15	139	4.20%	1.55%	(8.46)%
Fidelity VIP Freedom 2010 (Pinnacle IV ™)
	2010	8	10.22	80	3.11%	1.45%	10.92%
	2009	15	9.21	142	4.00%	1.45%	22.16%
	2008	23	7.54	174	15.33%	1.45%	(26.26)%
Fidelity VIP Freedom 2010 (Pinnacle ™)
	2010	1	10.26	14	6.20%	1.35%	11.03%
	2009	*—	9.24	2	1.98%	1.35%	22.28%
	2008	2	7.55	14	2.65%	1.35%	(26.18)%
	2007	1	10.23	6	6.10%	1.35%	2.34%
Fidelity VIP Freedom 2010 (Pinnacle V ™)
	2010	60	10.11	610	3.43%	1.55%	10.80%
	2009	58	9.12	527	6.11%	1.55%	22.04%
	2008	30	7.47	226	5.30%	1.55%	(26.33)%
	2007	3	10.15	33	19.92%	1.55%	1.45%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

33

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Service Class 2 (continued):
Fidelity VIP Freedom 2015 (Pinnacle IV ™)
	2010	5	10.05	47	4.39%	1.45%	11.15%
	2009	2	9.04	15	6.18%	1.45%	23.21%
	2008	*—	7.34	3	2.93%	1.45%	(28.35)%
Fidelity VIP Freedom 2015 (Pinnacle ™)
	2010	0	10.08	4	3.07%	1.35%	11.27%
	2009	*—	9.06	4	2.52%	1.35%	23.34%
	2008	6	7.35	42	3.81%	1.35%	(28.28)%
Fidelity VIP Freedom 2015 (Pinnacle V ™)
	2010	154	9.92	1,526	3.19%	1.55%	11.04%
	2009	127	8.94	1,132	5.95%	1.55%	23.09%
	2008	66	7.26	481	7.05%	1.55%	(28.43)%
	2007	5	10.14	49	13.52%	1.55%	1.44%
Fidelity VIP Freedom 2020 (Pinnacle IV ™)
	2010	16	9.69	157	2.70%	1.45%	12.67%
	2009	23	8.60	196	3.97%	1.45%	26.69%
	2008	22	6.79	152	6.83%	1.45%	(33.78)%
	2007	4	10.25	46	5.63%	1.45%	2.51%
Fidelity VIP Freedom 2020 (Pinnacle V ™)
	2010	237	9.55	2,264	3.46%	1.55%	12.56%
	2009	156	8.48	1,325	6.29%	1.55%	26.56%
	2008	61	6.70	408	4.92%	1.55%	(33.85)%
	2007	7	10.13	73	17.36%	1.55%	1.33%
Fidelity VIP Freedom 2025 (Pinnacle ™) (May 28, 2010)*
	2010	*—	9.69	3	4.64%	1.35%	13.91%
Fidelity VIP Freedom 2025 (Pinnacle IV ™)
	2010	2	9.65	22	2.64%	1.45%	13.80%
	2009	2	8.48	19	3.97%	1.45%	27.91%
	2008	2	6.63	15	4.47%	1.45%	(35.32)%
Fidelity VIP Freedom 2025 (Pinnacle V ™)
	2010	105	9.51	999	2.97%	1.55%	13.68%
	2009	86	8.36	716	3.02%	1.55%	27.78%
	2008	114	6.54	746	5.44%	1.55%	(35.39)%
	2007	52	10.13	524	11.62%	1.55%	1.29%
Fidelity VIP Freedom 2030 (Pinnacle IV ™)
	2010	2	9.23	21	2.49%	1.45%	14.21%
	2009	2	8.08	19	2.20%	1.45%	29.28%
	2008	4	6.25	24	3.75%	1.45%	(39.07)%
Fidelity VIP Freedom 2030 (Pinnacle V ™)
	2010	24	9.08	220	2.28%	1.55%	14.10%
	2009	25	7.96	197	3.29%	1.55%	29.15%
	2008	3	6.16	20	10.26%	1.55%	(39.13)%
	2007	*—	10.12	2	19.75%	1.55%	1.20%
Fidelity VIP Growth (Pinnacle IV ™)
	2010	117	9.36	1,091	0.36%	1.45%	22.07%
	2009	145	7.66	1,110	0.27%	1.45%	26.11%
	2008	183	6.08	1,114	0.51%	1.45%	(48.08)%
	2007	261	11.71	3,060	0.44%	1.45%	24.79%
	2006	217	9.38	2,035	0.22%	1.45%	5.03%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

34

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Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Service Class 2 (continued):
Fidelity VIP Growth (Pinnacle ™)
	2010	24	9.39	227	0.39%	1.35%	22.19%
	2009	25	7.68	189	0.25%	1.35%	26.24%
	2008	34	6.09	209	0.45%	1.35%	(48.02)%
	2007	48	11.71	567	0.18%	1.35%	17.10%
Fidelity VIP Growth (Pinnacle V ™)
	2010	33	9.21	305	0.40%	1.55%	21.95%
	2009	23	7.56	172	0.53%	1.55%	25.98%
	2008	8	6.00	51	1.28%	1.55%	(48.13)%
	2007	2	11.56	28	0.32%	1.55%	15.61%
Fidelity VIP High Income (Pinnacle IV ™)
	2010	90	16.13	1,460	8.20%	1.45%	12.03%
	2009	118	14.40	1,695	12.73%	1.45%	41.39%
	2008	104	10.18	1,063	5.26%	1.45%	(26.23)%
	2007	79	13.80	1,091	5.84%	1.45%	1.05%
	2006	136	13.66	1,863	8.20%	1.45%	9.42%
Fidelity VIP High Income (Pinnacle V ™)
	2010	62	11.34	708	8.03%	1.55%	11.91%
	2009	55	10.13	555	11.19%	1.55%	41.24%
	2008	27	7.17	191	8.20%	1.55%	(26.30)%
	2007	9	9.73	84	28.04%	1.55%	(2.65)%
Fidelity VIP High Income (Pinnacle ™)
	2010	572	14.09	8,055	12.33%	1.35%	12.14%
	2009	355	12.56	4,461	11.17%	1.35%	41.53%
	2008	82	8.88	730	4.26%	1.35%	(26.15)%
	2007	53	12.02	632	4.29%	1.35%	1.19%
	2006	110	11.88	1,302	10.78%	1.35%	9.53%
Fidelity VIP II Index 500 (Pinnacle IV ™)
	2010	342	8.58	2,931	1.75%	1.45%	13.07%
	2009	425	7.59	3,226	2.26%	1.45%	24.47%
	2008	509	6.09	3,103	1.99%	1.45%	(38.07)%
	2007	423	9.84	4,162	2.30%	1.45%	(1.59)%
Fidelity VIP II Index 500 (Pinnacle ™)
	2010	83	8.61	715	1.57%	1.35%	13.18%
	2009	195	7.61	1,485	2.33%	1.35%	24.60%
	2008	198	6.10	1,206	2.27%	1.35%	(38.01)%
	2007	93	9.85	920	3.05%	1.35%	(1.52)%
Fidelity VIP II Index 500 (Pinnacle V ™)
	2010	140	8.38	1,174	2.13%	1.55%	12.95%
	2009	100	7.42	743	2.32%	1.55%	24.34%
	2008	89	5.97	530	3.97%	1.55%	(38.14)%
	2007	9	9.65	82	5.60%	1.55%	(3.55)%
Fidelity VIP Investment Grade Bond (Pinnacle IV ™)
	2010	350	12.52	4,385	4.14%	1.45%	5.99%
	2009	403	11.81	4,759	8.60%	1.45%	13.80%
	2008	355	10.38	3,682	4.62%	1.45%	(4.86)%
	2007	319	10.91	3,478	2.12%	1.45%	2.54%
	2006	108	10.64	1,153	3.50%	1.45%	2.63%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

35

Separate Account II

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Service Class 2 (continued):
Fidelity VIP Investment Grade Bond (Pinnacle V ™)
	2010	222	11.63	2,576	5.42%	1.55%	5.88%
	2009	135	10.98	1,479	8.71%	1.55%	13.68%
	2008	66	9.66	638	2.55%	1.55%	(4.96)%
	2007	25	10.16	257	0.13%	1.55%	1.63%
Fidelity VIP Investment Grade Bond (Pinnacle ™)
	2010	167	12.60	2,104	3.99%	1.35%	6.10%
	2009	214	11.88	2,545	9.18%	1.35%	13.91%
	2008	262	10.43	2,732	4.98%	1.35%	(4.77)%
	2007	282	10.95	3,092	1.60%	1.35%	2.63%
	2006	75	10.67	801	4.38%	1.35%	2.74%
Fidelity VIP Mid Cap (Pinnacle IV ™)
	2010	386	23.10	8,910	0.44%	1.45%	26.71%
	2009	419	18.23	7,639	1.20%	1.45%	37.73%
	2008	352	13.24	4,656	5.20%	1.45%	(40.49)%
	2007	688	22.24	15,294	0.61%	1.45%	13.66%
	2006	665	19.57	13,017	0.98%	1.45%	10.78%
Fidelity VIP Mid Cap (Pinnacle ™)
	2010	85	10.95	932	0.44%	1.35%	26.84%
	2009	101	8.63	872	1.03%	1.35%	37.87%
	2008	122	6.26	763	5.47%	1.35%	(40.42)%
	2007	167	10.51	1,760	0.52%	1.35%	5.08%
Fidelity VIP Mid Cap (Pinnacle V ™)
	2010	213	10.78	2,298	0.46%	1.55%	26.58%
	2009	174	8.52	1,478	1.40%	1.55%	37.59%
	2008	73	6.19	452	3.88%	1.55%	(40.55)%
	2007	58	10.41	600	1.21%	1.55%	4.11%
Fidelity VIP Overseas (Pinnacle IV ™)
	2010	76	13.24	1,011	1.21%	1.45%	11.20%
	2009	97	11.91	1,160	2.06%	1.45%	24.39%
	2008	178	9.57	1,704	4.35%	1.45%	(44.78)%
	2007	297	17.34	5,153	3.11%	1.45%	15.34%
	2006	90	15.03	1,357	0.71%	1.45%	16.07%
Fidelity VIP Overseas (Pinnacle V ™)
	2010	99	7.91	780	1.62%	1.55%	11.08%
	2009	72	7.12	514	2.78%	1.55%	24.27%
	2008	43	5.73	243	3.65%	1.55%	(44.83)%
	2007	12	10.38	125	5.23%	1.55%	3.82%
Fidelity VIP Overseas (Pinnacle ™)
	2010	63	13.33	842	1.38%	1.35%	11.31%
	2009	66	11.98	791	2.06%	1.35%	24.52%
	2008	107	9.62	1,027	4.89%	1.35%	(44.72)%
	2007	153	17.40	2,661	2.87%	1.35%	15.46%
	2006	48	15.07	727	0.94%	1.35%	16.19%

Class 1:
Franklin Growth and Income Securities (Pinnacle ™)
	2010	261	13.42	3,506	3.81%	1.35%	15.36%
	2009	307	11.63	3,576	5.23%	1.35%	25.11%
	2008	365	9.30	3,397	4.12%	1.35%	(35.83)%
	2007	473	14.49	6,853	3.16%	1.35%	(4.79)%
	2006	649	15.22	9,873	2.94%	1.35%	15.48%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

36

Separate Account II

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Class 1 (continued):
Franklin Income Securities (Pinnacle ™)
	2010	571	17.80	10,167	6.73%	1.35%	11.34%
	2009	667	15.99	10,666	8.27%	1.35%	34.05%
	2008	824	11.93	9,824	6.32%	1.35%	(30.37)%
	2007	1181	17.13	20,226	3.75%	1.35%	2.62%
	2006	1467	16.69	24,496	3.94%	1.35%	16.88%
JPM IT Mid Cap Value (Pinnacle ™)
	2010	5	16.00	84	1.18%	1.35%	21.79%
	2009	6	13.14	75	0.00%	1.35%	31.38%
JPM IT Mid Cap Value (Pinnacle IV ™)
	2010	29	15.97	467	1.20%	1.45%	21.67%
	2009	32	13.13	423	0.00%	1.45%	31.29%
Van Kampen UIF Emerging Markets Debt (Pinnacle IV ™)
	2010	16	22.98	374	4.12%	1.45%	8.16%
	2009	19	21.24	393	7.76%	1.45%	28.32%
	2008	20	16.55	337	9.70%	1.45%	(16.21)%
	2007	35	19.76	699	7.48%	1.45%	4.98%
	2006	56	18.82	1,060	6.76%	1.45%	9.21%
Van Kampen UIF U.S. Real Estate (Pinnacle IV ™)
	2010	54	23.16	1,259	2.18%	1.45%	28.08%
	2009	67	18.08	1,204	3.21%	1.45%	26.49%
	2008	83	14.29	1,186	9.38%	1.45%	(38.80)%
	2007	127	23.35	2,970	1.88%	1.45%	(18.29)%
	2006	253	28.58	7,241	1.42%	1.45%	36.05%
Class 2:
Franklin Growth and Income Securities (Pinnacle IV ™)
	2010	198	13.06	2,582	3.62%	1.45%	14.99%
	2009	243	11.35	2,762	4.86%	1.45%	24.72%
	2008	298	9.10	2,714	3.85%	1.45%	(36.09)%
	2007	394	14.24	5,619	4.11%	1.45%	(5.10)%
	2006	93	15.01	1,398	2.61%	1.45%	15.07%
Franklin Growth and Income Securities (Pinnacle ™)
	2010	120	8.26	991	3.58%	1.35%	15.11%
	2009	127	7.18	915	4.83%	1.35%	24.85%
	2008	138	5.75	792	3.68%	1.35%	(36.02)%
	2007	187	8.98	1,678	4.22%	1.35%	(10.16)%
Franklin Growth and Income Securities (Pinnacle V ™)
	2010	63	8.02	507	3.83%	1.55%	14.87%
	2009	49	6.98	343	4.08%	1.55%	24.59%
	2008	39	5.60	220	4.29%	1.55%	(36.15)%
	2007	8	8.77	69	1.09%	1.55%	(12.29)%
Franklin Income Securities (Pinnacle IV ™)
	2010	478	17.32	8,278	6.64%	1.45%	11.04%
	2009	533	15.59	8,308	7.33%	1.45%	33.63%
	2008	446	11.67	5,209	6.59%	1.45%	(30.68)%
	2007	903	16.83	15,205	3.71%	1.45%	2.28%
	2006	827	16.46	13,616	4.09%	1.45%	16.53%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* - Less than 500.

37

Separate Account II

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Class 2 (continued):
Franklin Income Securities (Pinnacle V ™)
	2010	270	9.80	2,647	6.65%	1.55%	10.93%
	2009	242	8.84	2,141	6.61%	1.55%	33.50%
	2008	122	6.62	810	6.89%	1.55%	(30.75)%
	2007	85	9.56	814	0.42%	1.55%	(4.40)%
Franklin Large Cap Growth Securities (Pinnacle IV ™)
	2010	63	13.07	828	0.88%	1.45%	9.97%
	2009	62	11.89	732	1.40%	1.45%	27.85%
	2008	60	9.30	555	3.55%	1.45%	(35.48)%
	2007	64	14.41	922	0.72%	1.45%	4.71%
	2006	74	13.76	1,017	0.79%	1.45%	9.29%
Franklin Large Cap Growth Securities (Pinnacle V ™)
	2010	74	8.66	639	0.67%	1.55%	9.86%
	2009	21	7.88	166	1.32%	1.55%	27.72%
	2008	24	6.17	147	3.64%	1.55%	(35.55)%
	2007	6	9.58	59	0.47%	1.55%	(4.22)%
Franklin Large Cap Growth Securities (Pinnacle ™)
	2010	9	13.18	118	0.91%	1.35%	10.08%
	2009	9	11.97	109	1.29%	1.35%	27.98%
	2008	10	9.35	97	3.46%	1.35%	(35.42)%
	2007	22	14.48	323	0.66%	1.35%	4.78%
	2006	31	13.82	434	0.78%	1.35%	9.40%
Franklin Mutual Shares Securities (Pinnacle IV ™)
	2010	174	14.69	2,561	1.54%	1.45%	9.58%
	2009	194	13.41	2,598	1.82%	1.45%	24.22%
	2008	292	10.79	3,155	4.09%	1.45%	(38.02)%
	2007	668	17.42	11,640	2.05%	1.45%	1.97%
	2006	321	17.08	5,479	2.01%	1.45%	16.67%
Franklin Mutual Shares Securities (Pinnacle V ™)
	2010	194	7.92	1,536	1.81%	1.55%	9.47%
	2009	120	7.24	867	2.13%	1.55%	24.10%
	2008	77	5.83	449	4.77%	1.55%	(38.09)%
	2007	63	9.42	598	0.26%	1.55%	(5.80)%
Franklin Mutual Shares Securities (Pinnacle ™)
	2010	102	14.81	1,505	1.57%	1.35%	9.70%
	2009	114	13.50	1,539	1.84%	1.35%	24.35%
	2008	140	10.86	1,516	3.57%	1.35%	(37.96)%
	2007	223	17.50	3,896	2.09%	1.35%	2.07%
	2006	281	17.15	4,824	2.10%	1.35%	16.79%
Franklin Small Cap Value Securities Fund (Pinnacle IV ™)
	2010	28	9.42	263	1.04%	1.45%	26.37%
	2009	9	7.46	66	2.42%	1.45%	27.28%
	2008	5	5.86	31	1.11%	1.45%	(33.99)%
	2007	2	8.88	14	0.00%	1.45%	(11.24)%
Franklin Small Cap Value Securities Fund (Pinnacle ™)
	2010	8	9.46	79	0.75%	1.35%	26.49%
	2009	10	7.48	73	0.91%	1.35%	27.41%
	2008	26	5.87	152	3.07%	1.35%	(33.92)%
	2007	1	8.88	6	0.00%	1.35%	(11.18)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* - Less than 500.

38

Separate Account II

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Class 2 (continued):
Franklin Small Cap Value Securities Fund (Pinnacle V ™)
	2010	24	9.37	225	0.80%	1.55%	26.24%
	2009	23	7.42	167	1.62%	1.55%	27.16%
	2008	16	5.83	91	1.14%	1.55%	(34.06)%
	2007	3	8.85	26	0.00%	1.55%	(11.52)%
Templeton Foreign Securities Fund (Pinnacle IV ™)
	2010	110	18.38	2,019	1.87%	1.45%	6.84%
	2009	109	17.20	1,868	3.46%	1.45%	35.06%
	2008	128	12.74	1,628	3.32%	1.45%	(41.25)%
	2007	179	21.68	3,891	2.32%	1.45%	13.75%
	2006	160	19.06	3,056	1.20%	1.45%	19.69%
Templeton Foreign Securities Fund (Pinnacle V ™)
	2010	92	8.86	816	1.79%	1.55%	6.73%
	2009	58	8.31	478	3.11%	1.55%	34.92%
	2008	41	6.16	254	3.48%	1.55%	(41.31)%
	2007	14	10.49	145	0.00%	1.55%	4.87%
Templeton Foreign Securities Fund (Pinnacle ™)
	2010	48	18.53	898	1.87%	1.35%	6.95%
	2009	59	17.33	1,030	3.34%	1.35%	35.19%
	2008	62	12.82	792	3.19%	1.35%	(41.19)%
	2007	106	21.79	2,306	2.25%	1.35%	13.91%
	2006	132	19.13	2,533	1.26%	1.35%	19.81%
Templeton Growth Securities (Pinnacle IV ™)
	2010	90	14.35	1,294	1.23%	1.45%	5.84%
	2009	283	13.56	3,833	3.99%	1.45%	29.20%
	2008	126	10.50	1,325	1.82%	1.45%	(43.16)%
	2007	251	18.47	4,628	1.88%	1.45%	0.86%
	2006	527	18.31	9,655	1.34%	1.45%	20.05%
Templeton Growth Securities (Pinnacle V ™)
	2010	92	7.39	681	1.07%	1.55%	5.73%
	2009	405	6.99	2,830	3.71%	1.55%	29.07%
	2008	66	5.41	356	2.09%	1.55%	(43.22)%
	2007	31	9.53	293	0.17%	1.55%	(4.69)%
Templeton Growth Securities (Pinnacle ™)
	2010	72	14.47	1,040	1.35%	1.35%	5.95%
	2009	86	13.66	1,171	3.13%	1.35%	29.33%
	2008	121	10.56	1,283	1.99%	1.35%	(43.10)%
	2007	165	18.56	3,059	1.68%	1.35%	0.98%
	2006	198	18.38	3,644	1.31%	1.35%	20.17%
Invesco Van Kampen VI Comstock (Pinnacle IV ™)
	2010	31	14.61	451	0.15%	1.45%	14.02%
	2009	44	12.81	568	4.10%	1.45%	26.55%
	2008	56	10.12	571	2.87%	1.45%	(36.74)%
	2007	72	16.00	1,150	1.88%	1.45%	(3.78)%
	2006	90	16.63	1,492	2.79%	1.45%	14.37%
Invesco Van Kampen VI Comstock (Pinnacle V ™)
	2010	34	8.13	280	0.10%	1.55%	13.91%
	2009	20	7.14	145	4.31%	1.55%	26.42%
	2008	9	5.65	50	2.21%	1.55%	(36.80)%
	2007	3	8.93	24	0.00%	1.55%	(10.67)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* - Less than 500.

39

Separate Account II

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Class 2 (continued):
Invesco Van Kampen VI Comstock (Pinnacle ™)
	2010	16	14.73	232	0.14%	1.35%	14.14%
	2009	19	12.90	248	4.38%	1.35%	26.68%
	2008	28	10.18	283	3.30%	1.35%	(36.67)%
	2007	45	16.08	719	1.88%	1.35%	(3.64)%
	2006	64	16.69	1,062	2.77%	1.35%	14.48%
Invesco Van Kampen VI Capital Growth (Pinnacle IV ™)
	2010	16	14.92	238	0.00%	1.45%	17.83%
	2009	28	12.66	354	0.00%	1.45%	63.24%
	2008	20	7.75	152	0.19%	1.45%	(49.86)%
	2007	19	15.46	288	0.00%	1.45%	14.97%
	2006	27	13.45	369	0.00%	1.45%	1.14%
Invesco Van Kampen VI Capital Growth (Pinnacle V ™)
	2010	19	10.32	197	0.00%	1.55%	17.71%
	2009	17	8.76	152	0.00%	1.55%	63.08%
	2008	1	5.37	6	0.17%	1.55%	(49.91)%
	2007	*—	10.73	5	0.00%	1.55%	7.28%
Invesco Van Kampen VI Capital Growth (Pinnacle ™)
	2010	5	15.04	68	0.00%	1.35%	17.95%
	2009	6	12.75	73	0.00%	1.35%	63.41%
	2008	6	7.80	46	0.22%	1.35%	(49.80)%
	2007	8	15.54	123	0.00%	1.35%	15.04%
	2006	10	13.51	135	0.00%	1.35%	1.24%
Van Kampen UIF Emerging Markets Debt (Pinnacle IV ™)
	2010	67	11.81	788	3.94%	1.45%	8.15%
	2009	92	10.92	1,009	7.90%	1.45%	28.23%
	2008	100	8.52	851	9.95%	1.45%	(16.22)%
	2007	100	10.17	1,021	8.22%	1.45%	1.68%
Van Kampen UIF Emerging Markets Debt (Pinnacle V ™)
	2010	35	11.71	407	3.87%	1.55%	8.04%
	2009	21	10.83	232	5.10%	1.55%	28.10%
	2008	19	8.46	164	8.01%	1.55%	(16.30)%
	2007	9	10.10	88	0.00%	1.55%	1.05%
Van Kampen UIF Emerging Markets Equity (Pinnacle IV ™)
	2010	56	36.01	2,022	0.61%	1.45%	17.22%
	2009	71	30.72	2,175	0.00%	1.45%	67.65%
	2008	66	18.32	1,214	7.44%	1.45%	(57.37)%
	2007	108	42.98	4,654	0.83%	1.45%	38.41%
	2006	81	31.05	2,523	0.80%	1.45%	35.19%
Van Kampen UIF Emerging Markets Equity (Pinnacle V ™)
	2010	103	10.37	1,064	0.59%	1.55%	17.11%
	2009	77	8.86	682	0.00%	1.55%	67.48%
	2008	66	5.29	351	8.48%	1.55%	(57.42)%
	2007	14	12.42	171	0.22%	1.55%	24.21%
Van Kampen UIF Emerging Markets Equity (Pinnacle ™)
	2010	25	36.30	906	0.58%	1.35%	17.34%
	2009	27	30.93	830	0.00%	1.35%	67.82%
	2008	30	18.43	562	8.07%	1.35%	(57.33)%
	2007	48	43.19	2,094	0.81%	1.35%	38.53%
	2006	39	31.18	1,220	0.90%	1.35%	35.32%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* - Less than 500.

40

Separate Account II

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Class 2 (continued):
Van Kampen UIF U.S. Real Estate (Pinnacle IV ™)
	2010	172	7.59	1,306	2.15%	1.45%	27.65%
	2009	188	5.95	1,121	3.06%	1.45%	26.63%
	2008	192	4.70	901	9.12%	1.45%	(38.96)%
	2007	185	7.70	1,427	3.18%	1.45%	(23.04)%
Van Kampen UIF U.S. Real Estate (Pinnacle V ™)
	2010	105	8.09	849	1.89%	1.55%	27.52%
	2009	83	6.34	528	2.79%	1.55%	26.50%
	2008	52	5.01	259	8.81%	1.55%	(39.02)%
	2007	14	8.22	115	0.91%	1.55%	(17.79)%
Invesco Van Kampen VI Mid Cap Value (Pinnacle ™) (February 11, 2010)
	2010	*—	10.09	1	2.01%	1.35%	20.53%
Invesco Van Kampen VI Mid Cap Value (Pinnacle V ™)
	2010	48	10.04	487	0.70%	1.55%	20.29%
	2009	10	8.35	85	0.61%	1.55%	37.00%
	2008	1	6.09	4	7.30%	1.55%	(39.09)%
Invesco Van Kampen VI Mid Cap Value (Pinnacle IV ™)
	2010	17	10.07	167	1.16%	1.45%	20.41%
	2009	*—	8.36	2	0.00%	1.45%	37.14%
Class A:
DWS Small Cap Index VIP (Pinnacle IV ™)
	2010	6	15.29	91	0.96%	1.45%	24.56%
	2009	8	12.27	95	1.76%	1.45%	24.74%
	2008	8	9.84	78	2.90%	1.45%	(35.08)%
	2007	9	15.15	138	1.43%	1.45%	(3.35)%
	2006	13	15.68	197	0.84%	1.45%	15.79%
DWS Small Cap Index VIP (Pinnacle ™)
	2010	58	15.82	911	0.96%	1.35%	24.69%
	2009	69	12.69	877	1.82%	1.35%	24.87%
	2008	80	10.16	818	2.98%	1.35%	(35.02)%
	2007	105	15.64	1,641	1.44%	1.35%	(3.24)%
	2006	138	16.16	2,222	0.89%	1.35%	15.91%

Class B:
Columbia VIT Mid Cap Value Class B (Pinnacle ™) (August 25, 2010)
	2010	*—	15.72	3	0.00%	1.35%	21.31%
Columbia VIT Mid Cap Value Class B (Pinnacle IV ™)
	2010	2	15.69	28	0.79%	1.45%	21.18%
	2009	1	12.95	12	0.00%	1.45%	29.46%
Columbia VIT Mid Cap Value Class B (Pinnacle V ™)
	2010	1	15.66	22	0.99%	1.55%	21.06%
	2009	1	12.94	10	1.60%	1.55%	29.37%
Columbia VIT Small Cap Value Class B (Pinnacle ™)
	2010	1	15.62	18	1.05%	1.35%	24.76%
	2009	1	12.52	8	0.00%	1.35%	25.18%
Columbia VIT Small Cap Value Class B (Pinnacle IV ™)
	2010	25	15.59	390	0.79%	1.45%	24.63%
	2009	1	12.51	12	0.00%	1.45%	25.09%
Columbia VIT Small Cap Value Class B (Pinnacle V ™)
	2010	8	15.56	127	0.92%	1.55%	24.51%
	2009	1	12.50	16	0.31%	1.55%	25.01%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

41

Separate Account II

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Class B (continued):
DWS Small Cap Index VIP (Pinnacle IV ™)
	2010	29	14.49	415	0.64%	1.45%	24.28%
	2009	33	11.66	389	1.15%	1.45%	24.44%
	2008	36	9.37	341	2.54%	1.45%	(35.28)%
	2007	31	14.48	453	1.16%	1.45%	(3.55)%
	2006	39	15.01	582	0.60%	1.45%	15.50%
DWS Small Cap Index VIP (Pinnacle V ™)
	2010	55	9.24	506	0.63%	1.55%	24.16%
	2009	56	7.44	419	1.49%	1.55%	24.31%
	2008	33	5.98	196	1.52%	1.55%	(35.35)%
	2007	4	9.25	38	0.00%	1.55%	(7.45)%
Advisor Class:
PIMCO VIT All Asset (Pinnacle ™)
	2010	25	10.99	274	7.09%	1.35%	11.48%
	2009	15	9.86	144	6.43%	1.35%	19.79%
	2008	16	8.23	133	9.21%	1.35%	(17.70)%
PIMCO VIT All Asset (Pinnacle IV ™)
	2010	30	11.05	335	7.39%	1.45%	11.37%
	2009	16	9.92	162	7.26%	1.45%	19.67%
	2008	4	8.29	29	8.05%	1.45%	(17.10)%
PIMCO VIT All Asset (Pinnacle V ™)
	2010	17	11.02	190	6.91%	1.55%	11.25%
	2009	14	9.90	135	9.21%	1.55%	19.55%
	2008	1	8.28	10	10.23%	1.55%	(17.17)%
PIMCO VIT Commodity Real Return (Pinnacle IV ™)
	2010	102	8.19	832	16.89%	1.45%	22.45%
	2009	118	6.69	787	12.60%	1.45%	39.56%
	2008	80	4.79	384	4.47%	1.45%	(52.06)%
PIMCO VIT Commodity Real Return (Pinnacle V ™)
	2010	160	8.17	1,307	17.55%	1.55%	22.33%
	2009	104	6.68	694	12.30%	1.55%	39.42%
	2008	62	4.79	299	11.52%	1.55%	(52.10)%
PIMCO VIT Commodity Real Return (Pinnacle ™)
	2010	19	8.16	151	16.76%	1.35%	22.57%
	2009	18	6.65	122	14.42%	1.35%	39.71%
	2008	10	4.76	46	8.76%	1.35%	(52.37)%
PIMCO VIT Low Duration (Pinnacle IV ™)
	2010	22	11.17	250	1.87%	1.45%	3.66%
	2009	26	10.78	275	6.09%	1.45%	11.57%
	2008	18	9.66	178	5.89%	1.45%	(3.41)%
PIMCO VIT Low Duration (Pinnacle ™)
	2010	28	11.24	320	1.50%	1.35%	3.77%
	2009	22	10.83	237	9.02%	1.35%	11.68%
	2008	3	9.70	29	4.72%	1.35%	(3.01)%
PIMCO VIT Low Duration (Pinnacle V ™)
	2010	15	11.14	165	1.86%	1.55%	3.56%
	2009	13	10.76	141	6.96%	1.55%	11.46%
	2008	4	9.65	40	5.81%	1.55%	(3.49)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

42

Separate Account II

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Advisor Class (continued):
PIMCO VIT Real Return (Pinnacle IV ™)
	2010	71	11.04	788	2.15%	1.45%	6.43%
	2009	76	10.38	784	6.93%	1.45%	16.53%
	2008	64	8.90	567	3.66%	1.45%	(10.95)%
PIMCO VIT Real Return (Pinnacle V ™)
	2010	30	11.01	330	2.20%	1.55%	6.33%
	2009	25	10.36	264	6.97%	1.55%	16.41%
	2008	18	8.90	157	3.63%	1.55%	(11.03)%
PIMCO VIT Real Return (Pinnacle ™)
	2010	17	11.09	185	2.12%	1.35%	6.54%
	2009	20	10.41	207	6.59%	1.35%	16.65%
	2008	23	8.92	201	3.63%	1.35%	(10.77)%
PIMCO VIT Total Return (Pinnacle V ™)
	2010	629	12.09	7,597	5.68%	1.55%	6.33%
	2009	376	11.37	4,274	7.13%	1.55%	12.16%
	2008	104	10.14	1,055	7.36%	1.55%	1.35%
PIMCO VIT Total Return (Pinnacle IV ™)
	2010	332	12.12	4,028	5.10%	1.45%	6.44%
	2009	332	11.39	3,779	6.53%	1.45%	12.27%
	2008	429	10.14	4,354	8.49%	1.45%	1.44%
PIMCO VIT Total Return (Pinnacle ™)
	2010	74	11.99	890	4.00%	1.35%	6.54%
	2009	133	11.25	1,502	6.91%	1.35%	12.39%
	2008	35	10.01	349	6.33%	1.35%	0.12%
Investor Class:
Rydex SGI VT Alternative Strategies Allocation (Pinnacle IV ™)
	2010	7	9.64	64	0.24%	1.45%	(2.05)%
	2009	9	9.84	86	0.00%	1.45%	(0.61)%
	2008	1	9.90	13	24.19%	1.45%	(1.03)%
Rydex SGI VT Alternative Strategies Allocation (Pinnacle V ™)
	2010	16	9.62	159	0.39%	1.55%	(2.15)%
	2009	4	9.83	42	0.00%	1.55%	(0.71)%
Rydex SGI VT Alternative Strategies Allocation (Pinnacle ™)
	2010	*—	9.66	3	0.42%	1.35%	(1.95)%
	2009	*—	9.85	5	0.00%	1.35%	(0.51)%
Rydex SGI VT Managed Future Strategy (Pinnacle IV ™)
	2010	10	8.55	88	0.00%	1.45%	(4.93)%
	2009	16	8.99	147	0.00%	1.45%	(5.41)%
	2008	5	9.51	46	0.00%	1.45%	(4.92)%
Rydex SGI VT Managed Future Strategy (Pinnacle V ™)
	2010	21	8.53	182	0.00%	1.55%	(5.03)%
	2009	15	8.98	131	0.00%	1.55%	(5.50)%
Rydex SGI VT Managed Future Strategy (Pinnacle ™)
	2010	2	8.57	16	0.00%	1.35%	(4.84)%
	2009	9	9.00	80	0.00%	1.35%	(5.31)%
Rydex SGI VT Multi-Hedge Strategies (Pinnacle IV ™)
	2010	16	8.37	135	0.00%	1.45%	4.64%
	2009	20	8.00	163	1.42%	1.45%	(4.69)%
	2008	9	8.40	76	1.88%	1.45%	(16.04)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -  Less than 500.

43

Separate Account II

of

Integrity Life Insurance Company

Notes to Financial Statements (continued)

4.  Financial Highlights (continued)

					Investment
		Units	Unit	Net Assets	Income	Expense	Total
Division	Year	(000s)	Value	(000s)	Ratio (1)	Ratio (1)	Return (2)
Investor Class (continued):
Rydex SGI VT Multi-Hedge Strategies (Pinnacle V ™)
	2010	31	8.35	258	0.00%	1.55%	4.54%
	2009	21	7.99	165	1.53%	1.55%	(4.78)%
	2008	6	8.39	52	1.59%	1.55%	(16.12)%
Rydex SGI VT Multi-Hedge Strategies (Pinnacle ™)
	2010	1	8.29	10	0.00%	1.35%	4.75%
	2009	2	7.91	12	0.77%	1.35%	(4.59)%
	2008	1	8.29	11	1.16%	1.35%	(17.09)%
Rydex SGI VT U.S. Long Short Momentum (Pinnacle IV ™)
	2010	15	9.14	136	0.00%	1.45%	9.60%
	2009	18	8.34	150	0.09%	1.45%	25.45%
	2008	19	6.65	129	0.62%	1.45%	(33.54)%
Rydex SGI VT U.S. Long Short Momentum (Pinnacle V ™)
	2010	40	9.11	362	0.00%	1.55%	9.49%
	2009	36	8.32	303	0.10%	1.55%	25.32%
	2008	26	6.64	170	0.52%	1.55%	(33.60)%
Rydex SGI VT U.S. Long Short Momentum (Pinnacle ™)
	2010	2	8.91	16	0.00%	1.35%	9.71%
	2009	2	8.12	17	0.15%	1.35%	25.58%
	2008	1	6.47	9	0.63%	1.35%	(35.33)%

(1)  Results for periods of less than one year have been annualized.

(2)  Results for periods of less than one year have not been annualized.

* -   Less than 500.

44

STATUTORY-BASIS FINANCIAL STATEMENTS AND SCHEDULES

Integrity Life Insurance Company

Years Ended December 31, 2010, 2009 and 2008

With Report of Independent Registered Public

Accounting Firm

Integrity Life Insurance Company

Statutory-Basis Financial Statements and Schedules

Years Ended December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors

Integrity Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of Integrity Life Insurance Company (the Company) as of December 31, 2010 and 2009, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2010. Our audits also included the statutory-basis financial statement schedules listed in the contents page. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of Integrity Life Insurance Company at December 31, 2010 and 2009, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2010.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Integrity Life Insurance Company at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As described in Note 1 to the financial statements, in connection with implementing new statutory accounting practices in 2010, the Company changed its method of reporting securities lending transactions. In 2010, the Company also changed the valuation rate used to calculate reserves for certain structured settlement products. In 2009, the Company changed its methods of accounting for other-than-temporary impairments of investments in loan-backed and structured securities, for deferred income tax assets, and for the statutory reserve valuation for variable annuity reserves related to product guarantees. Further, in 2008, the Company changed its methods of accounting for deferred tax assets and for the separate account assets and liabilities related to its market value adjusted annuity products and changed the valuation bases of its statutory reserves for certain annuity products.

Cincinnati, Ohio	/s/ Ernst & Young LLP
April 25, 2011

1

Integrity Life Insurance Company

Balance Sheets (Statutory-Basis)

	December 31
	2010	2009
	(in thousands)
Admitted Assets
Cash and invested assets:
Debt securities	$2,382,140	$2,123,976
Preferred and common stocks	160,635	129,682
Investment in common stock of subsidiary	251,985	225,590
Mortgage loans	60,528	61,409
Policy loans	120,340	116,674
Cash, cash equivalents and short-term investments	173,018	126,648
Receivable for securities	2,810	7,185
Securities lending reinvested collateral assets	26,241	—
Other invested assets	55,030	54,073
Total cash and invested assets	3,232,727	2,845,237

Investment income due and accrued	30,188	27,898
Net deferred income tax asset	25,014	28,754
Receivables from parent, subsidiaries and affiliates	—	410
Amounts receivable on reinsurance contracts	34,075	23,762
Other admitted assets	4,134	1,838
Separate account assets	2,583,572	2,486,133
Total admitted assets	$5,909,710	$5,414,032

Liabilities and Capital and Surplus
Liabilities:
Policy and contract liabilities:
Life and annuity reserves	$2,173,599	$1,980,804
Liability for deposit-type contracts	311,200	295,138
Policy and contract claims	128	169
Deposits on policies to be issued	7,052	6,459
Total policy and contract liabilities	2,491,979	2,282,570

General expense due and accrued	542	756
Current federal income taxes payable to parent	14,510	4,971
Transfer to separate accounts due and accrued, net	59,522	26,875
Asset valuation reserve	44,700	12,557
Interest maintenance reserve	6,317	517
Amounts payable on reinsurance contracts	—	35,879
Other liabilities	9,772	15,008
Payable for securities lending	169,586	47,238
Separate account liabilities	2,583,572	2,486,133
Total liabilities	5,380,500	4,912,504

Capital and surplus:
Common stock, $2 par value, authorized 1,500 shares, issued and outstanding 1,500 shares	3,000	3,000
Paid-in surplus	613,164	613,164
Accumulated deficit	(86,954)	(114,636)
Total capital and surplus	529,210	501,528
Total liabilities and capital and surplus	$5,909,710	$5,414,032

See accompanying notes.

2

Integrity Life Insurance Company

Statements of Operations (Statutory-Basis)

	Year Ended December 31
	2010	2009	2008
	(in thousands)
Premiums and other revenues:
Premiums and annuity considerations	$389,414	$554,046	$691,139
Net investment income	143,321	135,468	123,912
Considerations for supplementary contracts with life contingencies	5,738	1,976	1,512
Amortization of the interest maintenance reserve	514	(1,877)	(2,428)
Reserve adjustments on reinsurance ceded	(54,961)	(109,597)	(87,659)
Fees from management of separate account	8,128	7,402	10,198
Other revenues	5,186	4,677	5,083
Total premiums and other revenues	497,340	592,095	741,757

Benefits paid or provided:
Death benefits	6,946	7,544	7,923
Annuity benefits	75,871	68,996	68,780
Surrender benefits	255,305	285,532	280,131
Payments on supplementary contracts with life contingencies	2,247	2,105	2,086
Other benefits	14,397	18,010	8,667
Increase (decrease) in policy reserves and other policyholders’ funds	155,405	253,795	269,091
Total benefits paid or provided	510,171	635,982	636,678

Insurance expenses and other deductions:
Commissions	22,160	29,014	35,580
Commissions and expenses on reinsurance assumed	141	134	126
General expenses	21,198	19,929	22,009
Net transfers to (from) separate account	(117,945)	(88,885)	68,834
Other deductions	589	917	2,869
Total insurance expenses and other deductions	(73,857)	(38,891)	129,418

Gain (loss) from operations before federal income tax expense and net realized capital gains (losses)	61,026	(4,996)	(24,339)
Federal income tax expense (benefit), excluding tax on capital gains	15,038	(1,698)	(12,681)
Gain (loss) from operations before net realized capital gains (losses)	45,988	(3,298)	(11,658)
Net realized capital gains (losses) (excluding gains (losses) transferred to IMR and capital gains tax)	(3,350)	(9,099)	(15,752)

Net income (loss)	$42,638	$(12,397)	$(27,410)

See accompanying notes.

3

Integrity Life Insurance Company

Statements of Changes in Capital and Surplus (Statutory-Basis)

Years Ended December 31, 2010, 2009 and 2008

	Common Stock	Paid-In Surplus	Accumulated Surplus	Total Capital and Surplus
	(in thousands)

Balance, January 1, 2008	$3,000	$405,795	$(53,454)	$355,341

Net income (loss)	—	—	(27,410)	(27,410)
Change in net deferred income tax	—	—	(7,369)	(7,369)
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of ($16,155))	—	—	(81,802)	(81,802)
Net change in nonadmitted assets and related items	—	—	(12,497)	(12,497)
Change in asset valuation reserve	—	—	42,664	42,664
Change in deferred tax asset from permitted accounting practice	—	—	10,254	10,254
Change in reserve on account of change in valuation basis	—	—	8,391	8,391
Change in surplus in separate accounts	—	—	(14,322)	(14,322)
Capital contribution	—	102,172	—	102,172
Balance, December 31, 2008	3,000	507,967	(135,545)	375,422

Net income (loss)	—	—	(12,397)	(12,397)
Change in net deferred income tax	—	—	(690)	(690)
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of ($4,152))	—	—	21,646	21,646
Net change in nonadmitted assets and related items	—	—	11,627	11,627
Change in asset valuation reserve	—	—	(4,880)	(4,880)
Change in deferred tax asset from permitted accounting practice	—	—	(10,254)	(10,254)
Change in surplus from deferred tax asset (SSAP 10R)	—	—	7,314	7,314
Changes in reserves on account of changes in valuation basis	—	—	(866)	(866)
Cumulative effects of changes in accounting principle	—	—	8,522	8,522
Change in surplus in separate accounts	—	—	887	887
Capital contribution	—	105,197	—	105,197
Balance, December 31, 2009	3,000	613,164	(114,636)	501,528

Net income (loss)	—	—	42,638	42,638
Change in net deferred income tax	—	—	4,902	4,902
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of $10,709)	—	—	46,284	46,284
Net change in nonadmitted assets and related items	—	—	1,840	1,840
Change in asset valuation reserve	—	—	(32,143)	(32,143)
Change in surplus from deferred tax asset (SSAP 10R)	—	—	215	215
Changes in reserves on account of changes in valuation basis	—	—	(37,702)	(37,702)
Change in surplus in separate accounts	—	—	1,648	1,648
Balance, December 31, 2010	$3,000	$613,164	$(86,954)	$529,210

See accompanying notes.

4

Integrity Life Insurance Company

Statements of Cash Flow (Statutory-Basis)

	Year Ended December 31
	2010	2009	2008
	(in thousands)
Cash from Operations:
Premiums collected net of reinsurance	$397,653	$523,177	$766,403
Net investment income received	138,242	126,905	115,871
Benefits paid	(446,624)	(453,504)	(694,304)
Net transfers from (to) separate accounts	150,592	58,510	(10,252)
Commissions and expense paid	(43,748)	(49,569)	(60,787)
Federal income taxes recovered (paid)	(9,849)	23,862	16,520
Other, net	1,165	12,079	15,281
Net cash from (for) operations	187,431	241,460	148,732

Cash from Investments:
Proceeds from investments sold, matured or repaid:
Debt securities	351,292	420,632	1,046,815
Preferred and common stocks	82,226	36,478	68,225
Mortgage loans	9,950	1,974	781
Other invested assets	8,448	59,794	4,331
Miscellaneous proceeds	286	—	2,475
Net proceeds from investments sold, matured or repaid	452,202	518,878	1,122,627

Cost of investments acquired:
Debt securities	(603,504)	(726,639)	(1,353,809)
Preferred and common stocks	(80,176)	(28,216)	(108,953)
Mortgage loans	(9,417)	(982)	(919)
Other invested assets	(34,786)	(6,927)	(12,176)
Miscellaneous applications	—	(819)	—
Total cost of investments acquired	(727,883)	(763,583)	(1,475,857)

Net change in policy and other loans	(3,666)	340	(1,279)
Net cash from (for) investments	(279,347)	(244,365)	(354,509)

Cash from Financing and Miscellaneous Sources:
Capital contributions - cash	—	8,000	40,000
Borrowed money	—	(37,122)	(10,726)
Net deposits on deposit-type contract funds and other insurance liabilities	16,063	36,847	215,982
Other cash provided (applied)	122,223	9,286	(3,473)
Net cash from (for) financing and miscellaneous sources	138,286	17,011	241,783

Net change in cash, cash equivalents and short-term investments	46,370	14,106	36,006
Cash, cash equivalents and short-term investments:
Beginning of year	126,648	112,542	76,536
End of year	$173,018	$126,648	$112,542

Cash flow information for non-cash transactions:
Capital contribution from parent in the form of common stock	$—	$105,197	$18,528
Capital contribution from parent in the form of debt securities and accrued interest	—	—	35,644

See accompanying notes.

5

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis)

December 31, 2010

1.  Nature of Operations and Significant Accounting Policies

Integrity Life Insurance Company (the Company) is a wholly-owned subsidiary of The Western and Southern Life Insurance Company (Western and Southern).  The Company, domiciled in the State of Ohio and currently licensed in 46 states and the District of Columbia, specializes in the asset accumulation business with particular emphasis on retirement savings and investment products.  For the year ended December 31, 2010, approximately 32.7% of the gross premiums and annuity considerations for the Company were derived from Pennsylvania, Florida, New Jersey, and California.

The Company’s wholly-owned insurance subsidiary, National Integrity Life Insurance Company (National Integrity), is currently licensed in 8 states and the District of Columbia and distributes similar products, principally in the state of New York.  Fort Washington Investment Advisors, Inc. (Fort Washington), a registered investment adviser, is a non-life insurance subsidiary of Western and Southern and is the investment manager for the Company.

Use of Estimates

The preparation of statutory-basis financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance (the Department).  The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Ohio. The Department has the right to permit other specific practices that deviate from NAIC SAP.  Effective for the year ended December 31, 2008, the Company has received written approval from the Department to deviate from NAIC SAP by using a three year realization threshold and a fifteen percent of statutory capital and surplus threshold in applying SSAP 10, Income Taxes (SSAP 10), deferred tax asset admittance test, as described in Department Bulletin 2009-04. At December 31, 2008, the statutory surplus of the Company using the permitted practice was $10.3 million greater than it would have been if NAIC SAP had been followed with respect to determining admitted deferred tax assets.  At December 31, 2009, the permitted practice for the deferred tax admittance test was no longer in effect.  Therefore, the Company reversed the $10.3 million increase to surplus as a result of the permitted practice.  At December 31, 2010, there are no differences in the Company’s net income and capital and surplus between NAIC SAP and practices prescribed and permitted by the State of Ohio.  Accounting practices prescribed or permitted by the Department differ in some respects from U.S. generally accepted accounting principles (GAAP).  The more significant differences follow.

6

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Investments

Investments in debt securities and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on the NAIC rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income (loss) for those designated as available-for-sale.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method. The prospective method is used to determine amortized cost for securities that experience a decline that is deemed to be other-than-temporary. Securities that are in an unrealized loss position which the Company intends to sell, or does not have the intent and ability to hold until recovery, are written down to fair value as a realized loss.  Securities that are in an unrealized loss position which the Company has the intent and ability to hold until recovery are written down to the extent the present value of expected future cash flows using the security’s effective yield is lower than the amortized cost.  For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the extent the present value of expected future cash flows using the security’s effective yield is lower than the amortized cost.  If high credit quality securities are adjusted, the retrospective method is used.

7

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

The Company monitors other investments to determine if there has been an other-than-temporary decline in fair value.  Factors management considers for each identified security include the following:

•                  the extent and length of time the fair value has been below the book/adjusted carry value;

•                  the reasons for the decline in value;

•                  specific credit issues related to the issuer and current economic conditions, including the current and future impact of any specific events;

•                  for structured investments (e.g., residential mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and other structured investments), factors such as overall deal structure and our position within the structure, quality of underlying collateral, delinquencies and defaults, loss severities, recoveries, prepayments and cumulative loss projections are considered;

•                  for all equity securities and other debt securities with credit related declines in fair value, the Company’s intent and ability to hold the security long enough for it to recover its value to book/adjusted carry value;

•                  for all other debt securities with interest related declines in fair value, the Company’s intent to sell the security before recovery of its book/adjusted carry value.

If the decline is judged to be other-than-temporary, an impairment charge to fair value is recorded as a net realized capital loss in the period the determination is made.  Under GAAP, if the decline is judged to be other-than-temporary because the Company has the intent to sell the debt security or is more likely than not to be required to sell the debt security before its anticipated recovery, an impairment charge to fair value is recorded as a net realized capital loss.  If the decline is judged to be other-than-temporary because the Company does not expect to recover the entire amortized cost basis of the security due to expected credit losses, an impairment charge is recorded to net realized capital loss as the difference between amortized cost and the net present value of expected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment.

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally debt securities and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the individual security sold using the seriatim method.  The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in capital and surplus. AVR is not recognized for GAAP.

8

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Subsidiary

The accounts and operations of the Company’s subsidiary are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred.  Under GAAP, policy acquisition costs, related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investments, mortality, and expense margins.

Nonadmitted Assets

Certain assets designated as “nonadmitted” (principally a portion of deferred tax assets), and other assets not specifically identified as an admitted asset within the NAIC’s Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to accumulated deficit. Under GAAP, such assets are included in the balance sheets.

Premiums and Benefits

Revenues for universal life and annuity policies with mortality or morbidity risk, except for guaranteed interest and group annuity contracts, consist of the entire premium received, and benefits incurred represent the total of death benefits paid and the change in policy reserves.  Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

Benefit Reserves

Certain policy reserves are calculated using statutorily prescribed interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

9

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Reinsurance

A liability for reinsurance balances is required to be provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business. Changes to those amounts are credited or charged directly to capital and surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.

Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with policy acquisition costs as required under GAAP.

Deferred Income Taxes

Deferred tax assets are recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not meeting a more likely than not realization threshold.  Deferred tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within three years of the balance sheet date or 15% of capital and surplus excluding any net deferred tax assets (realization within one year and 10% prior to 2009), electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are nonadmitted.  Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in all future years, and a valuation allowance is established for deferred tax assets not meeting a more likely than not realization threshold.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

10

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

A reconciliation of capital and surplus and net income of the Company as determined in accordance with NAIC SAP to amounts determined in accordance with GAAP as of December 31 and for the years then ended is as follows:

	2010	2009
	(in thousands)
Capital and surplus as reported in the accompanying statutory-basis financial statements	$529,210	$501,528
Adjustments to customer deposits	(126,163)	(137,946)
Adjustments to invested asset carrying values	434,256	100,558
Asset valuation and interest maintenance reserves	51,018	13,074
Value of insurance in force	2,658	6,573
Deferred policy acquisition costs	74,468	117,177
Deferred sales inducements	3,223	9,984
Adjustments to investment in subsidiary excluding net unrealized gains (losses)	(55,420)	49,980
Federal income taxes	(2,572)	20,436
Western and Southern reinsurance	(150,986)	(114,361)
Other, net	475	9
Stockholder’s equity, GAAP basis	$760,167	$567,012

	2010	2009	2008
	(in thousands)
Net income (loss) as reported in the accompanying statutory-basis financial statements	$42,638	$(12,397)	$(27,410)
Deferred policy acquisition costs, net of amortization	5,995	19,884	15,387
Deferred sales inducements, net of amortization	18	1,120	599
Adjustments to customer deposits	(16,170)	(20,016)	1,126
Adjustments to invested asset carrying values at acquisition date	1,168	(10,967)	(2,735)
Amortization of value of insurance in force	(4,643)	(4,412)	(8,676)
Amortization of interest maintenance reserve	(514)	1,877	2,880
Adjustments for realized investment gains/losses	1,076	(61,384)	(19,666)
Adjustments for federal income tax expense	24,845	23,877	10,103
Investment in subsidiary	21,883	9,273	(34,980)
Income from MODCO reinsurance treaty	(36,625)	11,695	(19,887)
Net income (loss), GAAP basis	$39,671	$(41,450)	$(83,259)

Other significant statutory accounting practices follow.

11

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Investments

Debt securities, preferred stocks, common stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

Debt securities not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from Bloomberg, Trepp, dealer surveys or internal estimates and are based on the current interest rate and economic environment.  The retrospective adjustment method is used to value all such securities except securities that are deemed to be other-than-temporarily impaired and securities that are principal-only or interest-only, which are valued using the prospective method.

Unaffiliated common stocks are reported at fair value utilizing publicly quoted prices from third-party pricing services and the related unrealized capital gains and losses are reported in capital and surplus along with any adjustment for federal income taxes.

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost.  All other redeemable preferred stocks are reported at the lower of cost, amortized cost or fair value.  Nonredeemable preferred stocks are reported at fair value or lower of cost or fair value utilizing publicly quoted prices from third-party pricing services and the related unrealized capital gains and losses are reported in capital and surplus along with any adjustment for federal income taxes.

There are no restrictions on unaffiliated common or preferred stocks.

Short-term investments include investments with remaining maturities of one year or less at the date of acquisition and are principally stated at amortized cost, which approximates fair value.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost, which approximates fair value.

The Company’s insurance subsidiary is reported at its underlying statutory equity.  The net change in the subsidiary’s equity is included in capital and surplus.

Joint ventures, partnerships, and limited liability companies are carried at the Company’s interest in the underlying audited GAAP equity of the investee.  Undistributed earnings allocated to the Company are reported in the change in net unrealized capital gains or losses.  Distributions from earnings of the investees are reported as net investment income when received.  Because of the indirect nature of these investments, there is an inherent reduction in transparency and liquidity

12

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

and increased complexity in valuing the underlying investments.  As a result, these investments are actively managed by Company management via detailed evaluation of the investment performance relative to risk.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment.  A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement.  When management determines foreclosure is probable, the impairment is other than temporary; the mortgage loan is written down to realized value and a realized loss is recognized.

Policy loans are reported at unpaid principal balances.

Realized capital gains and losses are determined using the specific identification method.

Premiums

Life and accident and health premiums are recognized as revenue when due. Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Policy Reserves

Life, annuity and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and does not return any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. Policies issued subject to multiple table substandard extra premiums are valued on the standard reserve basis which recognizes the non-level incidence of the excess mortality costs. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves, or the net premiums exceed the gross premiums on any insurance in-force.

The mean reserve method is used to adjust the calculated terminal reserve to the appropriate reserve at December 31. Mean reserves are determined by computing the regular mean reserve for the plan at the rated age and holding, in addition, one-half of the extra premium charge for the year. Policies issued after July 1 for substandard lives, are charged an extra premium plus the regular premium for the true age. Mean reserves are based on appropriate multiples of standard rates of mortality. An asset is recorded for deferred premiums net of loading to adjust the reserve for modal premium payments.

13

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

For substandard table ratings, mean reserves are based on 125% to 500% of standard mortality rates.  For flat extra ratings, mean reserves are based on the standard or substandard mortality rates increased by one to twenty-five deaths per thousand.

Tabular interest, tabular less actual reserve released, and tabular cost have been determined by formula as prescribed by the NAIC. Tabular interest on funds not involving life contingencies was derived from basic data.

The establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that the ultimate liability will not exceed the Company’s policy reserves and have an adverse effect on the Company’s results of operations and financial condition.  Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated future liabilities as reflected in the Company’s policy reserves.

Reinsurance

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.  The change in reserves for modified coinsurance contracts is recorded on the reserve adjustments on reinsurance ceded line in the statements of operations.

Securities Lending

At December 31, 2010, the Company has loaned various debt securities, preferred stocks and common stocks as part of a securities lending program administered by The Bank of New York Mellon, of which the fair value is $165.3 million and $114.2 million in the general and separate account, respectively.  At December 31, 2009, the Company had loaned various US Treasury securities and corporate bonds as part of a securities lending program administered by The Bank of New York Mellon, of which the fair value was $62.9 million and $71.8 million in the general and separate account, respectively.  The Company maintains effective control over all loaned securities and, therefore, continues to report such securities as invested assets in the balance sheets.

The Company requires at the initial transaction that the fair value of the cash collateral received must be equal to 102% of the fair value of the loaned securities.  The Company monitors the ratio of the fair value of the collateral to loaned securities to ensure it does not fall below 100%.  If the fair value of the collateral falls below 100% of the fair value of the securities loaned, the Company non-admits that portion of the loaned security.  At December 31, 2010 and 2009, the Company did not non-admit any portion of the loaned securities.  The Company reports all collateral on the balance sheet with an offsetting liability recognized for the obligation to return the collateral.  Collateral for the securities lending program is either managed by an affiliated agent of the Company or is managed by the Bank of New York Mellon, an unaffiliated agent.  Collateral managed by an affiliated agent is invested primarily in investment-grade debt securities and cash

14

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

equivalents and is included in the applicable amount on the balance sheets because the funds are available for the general use of the Company.  Collateral managed by an unaffiliated agent is invested in cash equivalents and is included in securities lending reinvested collateral assets on the balance sheet at December 31, 2010.  At December 31, 2009, the collateral managed by an unaffiliated agent was not reported on the balance sheet because it was not available for the general use of the Company. (See the Accounting Changes section in Note 1 for further discussion).

At December 31, 2010, the fair value of the collateral that could be requested to be returned on demand by the borrower is $282.9 million.  The fair value of the collateral contractually obligated under 30-day terms is $3.9 million.  At December 31, 2010, the fair value of the total collateral is $286.8 million, $260.3 million of which is managed by an affiliated agent and $26.5 million of which is managed by an unaffiliated agent.  At December 31, 2009, the fair value of the total collateral was $136.7 million, $100.5 million of which was managed by an affiliated agent and $36.2 million of which was managed by an unaffiliated agent.

The aggregate collateral broken out by maturity date is as follows:

	Amortized Cost	Fair Value
	(in thousands)
Open	$—	$—
30 Days or less	174,975	175,262
31 to 60 Days	4,013	4,012
61 to 90 Days	—	—
91 to 120 Days	521	521
121 to 180 Days	5,500	5,500
181 to 365 Days	2,035	2,035
1 to 2 Years	—	—
2 to 3 Years	—	—
Greater Than 3 Years	99,508	99,508
Total Collateral	$286,552	$286,838

At December 31, 2010, all of the collateral held for the securities lending program was invested in tradable securities that could be sold and used to pay for the $286.7 million in collateral calls that could come due under a worst-case scenario where all collateral was called simultaneously.

There is no difference in the policy and procedures for the separate account.  In addition, collateral for separate account securities loaned is held in the general account with a corresponding payable and receivable between the general and separate accounts.  The corresponding payable and receivable is included in the transfer to separate accounts due and accrued, net line on the balance sheets and was $117.1 million and $53.6 million at December 31, 2010 and 2009, respectively.

15

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Separate Accounts

Separate account assets and liabilities reported in the accompanying balance sheets represent funds that are separately administered, principally for nonguaranteed variable annuity contracts and guaranteed market value adjustment annuity contracts. Assets held in the separate account supporting variable annuities are carried at fair value. Assets held in the separate account supporting market value adjusted annuities are carried at the general account basis. All separate account assets are considered legally insulated from the general account. Surrender charges collectible by the general account in the event of annuity contract surrenders are reported as a negative liability rather than an asset. Policy related activity involving cash flow, such as premiums and benefits, are reported in the accompanying statements of operations in separate line items combined with related general account amounts. Investment income and interest credited on deposits held in guaranteed separate accounts are included in the accompanying statements of operations as a net amount included in net transfers to (from) separate accounts. The Company receives administrative fees for managing the nonguaranteed separate accounts and other fees for assuming mortality and certain expense risks.

Effective January 1, 2008, the Company changed the method of accounting for assets and liabilities in its separate account related to market value adjusted annuity products from market value accounting to book value accounting. The Company recorded a decrease to surplus of $14.3 million as a result of changing the method of accounting on the assets through the change in surplus in separate accounts line on the statement of changes in capital and surplus and a decrease to surplus of $4.8 million as a result of changing the method of accounting on the liabilities through change in reserve on account of change in valuation bases on the statement of changes in capital and surplus.

Federal Income Taxes

Western and Southern files a consolidated income tax return with its eligible subsidiaries, including the Company. The provision for federal income taxes is allocated to the Company using a separate return method based upon a written tax sharing agreement. The benefits from losses of subsidiaries, which are utilized in the consolidated return, will be retained by the subsidiaries under the tax sharing agreement.  Western and Southern pays all federal income taxes due for all members of the consolidated group.  The Company will then charge or reimburse, as the case may be, the members of the group an amount consistent with the method described in the tax sharing agreement.

The Company includes interest and penalties in the federal income tax line on the statements of operations.

16

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Accounting Changes

In 2010, the Company changed the valuation rate used to calculate reserves for certain structured settlement contracts.  SSAP 51, Life Contracts, requires such a change in valuation basis to be recorded directly to surplus rather than as a part of the reserve change recognized in the Summary of Operations.  The Company has recorded a decrease of $37.7 million to surplus as a result of the change in valuation basis through the Change in Reserves on Account of Changes in Valuation Basis line on the Statement of Changes in Capital and Surplus.

Effective December 31, 2010, the Company adopted Statement of Statutory Accounting Principles No. 91-Revised, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SSAP 91R).  In accordance with SSAP 91R, the Company changed the method of reporting securities lending transactions.  SSAP 91R requires collateral received which may be sold or repledged to be reflected on the balance sheet, along with the obligation to return the collateral.  Collateral received which may not be sold or repledged is not recorded on the balance sheet.    For securities lending transactions reported on the balance sheet, the collateral received and the reinvestment of that collateral by an affiliated agent is reflected with the invested assets on the balance sheet based on the type of investment and an offsetting liability is recognized for the obligation to return the collateral.  The collateral received and the reinvestment of that collateral by an unaffiliated agent must be reflected as a one-line entry on the balance sheet and an offsetting liability is recognized for the obligation to return the collateral.  Prior to the adoption of SSAP 91R, the Company did not reflect collateral reinvested by an unaffiliated agent on the balance sheet.  At December 31, 2010, SSAP 91R resulted in an increase in securities lending reinvested collateral assets of $26.2 million and an increase in the obligation to return the collateral of $26.2 million, of which $15.5 million is related to the general account liability shown on the securities lending liability line and $10.7 million is related to the separate account liability shown on the transfers to separate accounts due or accrued line.

Effective December 31, 2010, the Company adopted Statement of Statutory Accounting Principles No. 100, Fair Value Measurements (SSAP 100).  SSAP 100 establishes a framework for measuring fair value under current statutory accounting pronouncements that require or permit fair value measurement.  SSAP 100 retains the price notion in the definition of fair value, but clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability.  SSAP 100 also clarifies that fair value measurement should be based on market, not entity specific, assumptions that include an adjustment for risk if the market would use such an adjustment in pricing.  SSAP 100 also establishes a three-level fair value measurement hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The highest priority is given to quoted market prices and the lowest priority to unobservable inputs where there is little or no market activity for the asset or liability.  The adoption of SSAP 100 did not have a material impact on the Company’s financial statements.  See Note 3 for further information.

17

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Effective July 1, 2009, the Company adopted Statement of Statutory Accounting Principles No. 43-Revised, Loan-backed and Structured Securities (SSAP 43R).  In accordance with SSAP 43R, the Company changed the method of evaluating and reporting loan-backed and structured securities for which an other-than-temporary impairment may exist.  SSAP 43R requires loan-backed and structured securities in an unrealized loss position which the Company intends to sell or does not have the intent and ability to hold until recovery to be written down to fair value as a realized loss.  SSAP 43R requires loan-backed and structured securities in an unrealized loss position which the Company has the intent and ability to hold until recovery to be written down to the extent the present value of expected future cash flows is lower than the amortized cost.  SSAP 43R also requires a one time cumulative effect adjustment to change the amortized cost of loan-backed and structured securities to the present value of expected future cash flows at July 1, 2009, for securities still held where an other-than-temporary impairment was previously recognized under SSAP 43, Loan-backed and Structured Securities, or for securities where discounting to present value caused the expected future cash flows to be less than amortized cost at July 1, 2009.  As a result, the Company recorded a cumulative effect adjustment in the amounts of $5.6 million and $2.9 million through cumulative effect of changes in accounting principle on the statements of changes in capital and surplus, which represents the increase to unassigned surplus from the adoption of SSAP 43R for the general account and separate account, respectively.  The cumulative effect adjustment is net of federal income taxes of $3.0 million for the general account and $1.6 million for the separate account.  SSAP 43R resulted in an increase in bonds of $8.5 million, an increase in separate account assets of  $4.6 million and a decrease in deferred tax assets of $4.6 million.

Effective December 31, 2009, the Company adopted Statement of Statutory Accounting Principles 10R, Income Taxes — Revised, A Temporary Replacement of SSAP No. 10 (SSAP 10R).  SSAP 10R amends the deferred tax asset admittance test set forth in SSAP 10, Income Taxes, by using a three year realization threshold and a fifteen percent of statutory capital and surplus threshold in applying the standard.  The adoption of SSAP 10R resulted in an increase to statutory surplus of $7.3 million at December 31, 2009.  SSAP 10R is effective for 2009, 2010 and 2011 financial statements only.  SSAP 10 will be reinstated as authoritative guidance over the reporting of income taxes if subsequent guidance regarding the admissibility of deferred tax assets is not adopted before the end of the effective period.

In 2009, the Company changed the statutory reserve valuation for variable annuity reserves related to product guarantees in accordance with Actuarial Guideline 43 VACARVM.  SSAP No. 51 — Life Contracts (SSAP 51) requires such a change in valuation basis to be recorded directly to surplus rather than as a part of the reserve change recognized in the statements of operations.  The Company has recorded a decrease of $0.9 million directly to surplus as a result of the change in valuation basis through the change in reserve on account of valuation basis on the statements of changes in capital and surplus.

18

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

For the year beginning January 1, 2009, the Company adopted Statement of Statutory Accounting Principles 99, Accounting for Certain Securities Subsequent to an Other-Than-Temporary Impairment (SSAP 99).   SSAP 99 supersedes guidance in SSAP 26, Bonds, excluding Loan-backed and Structured Securities, SSAP 32, Investments in Preferred Stock, SSAP 43, Loan-backed and Structured Securities, and amends SSAP 34, Investment Income Due and Accrued, by establishing guidance for the treatment of discounts related to particular securities following the recognition of an other-than-temporary impairment.  SSAP 99 establishes that the fair value of the security at the measurement date becomes the new cost basis of the security and that subsequent recoveries in fair value are to be amortized over the remaining life of the security in the prospective manner based on future estimated cash flows for debt securities and redeemable preferred stocks and based on the projected remaining period of principal repayment for loan-backed and structured securities.  This treatment is a change from previous guidance that did not permit recognition of recoveries in fair value until a security was sold or matured.  The adoption of SSAP 99 is prospective.

In 2008, the Company changed the statutory valuation rate for single premium immediate annuity contracts.  SSAP 51 requires such a change in valuation basis to be recorded directly to surplus rather than as a part of the reserve change recognized in the statements of operations.  The Company has recorded an increase of $13.1 million directly to surplus as a result of the change in valuation bases through the changes in reserves on account of changes in valuation bases line on the statements of changes in capital and surplus.

Reclassifications

Certain prior year amounts in the Company’s statutory basis financial statements have been reclassified to conform to the 2010 financial statement presentation.

Subsequent Events

The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the Balance Sheet date.  For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made.  Management has evaluated subsequent events through the issuance of these financial statements on April 25, 2011.

19

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments

The book/adjusted carrying value and fair value of the Company’s investments in debt securities are summarized as follows:

	Book/ Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2010:
U.S. Treasury securities and obligations of U.S. government corporation and agencies	$23,821	$313	$(1)	$24,133
Debt securities issued by states of the U.S. and political subdivisions of the states	101,412	1,239	(1,120)	101,531
Corporate securities	1,632,318	127,832	(10,307)	1,749,843
Commercial mortgage-backed securities	197,424	10,992	(334)	208,082
Residential mortgage-backed securities	331,313	19,676	(31,211)	319,778
Asset-backed securities	95,852	1,508	(7,788)	89,572
Total	$2,382,140	$161,560	$(50,761)	$2,492,939

At December 31, 2009:
U.S. Treasury securities and obligations of U.S. government corporation and agencies	$25,387	$218	$(82)	$25,523
Debt securities issued by states of the U.S. and political subdivisions of the states	56,555	486	(724)	56,317
Corporate securities	1,446,335	80,828	(28,715)	1,498,448
Commercial mortgage-backed securities	172,603	4,570	(1,405)	175,768
Residential mortgage-backed securities	343,198	11,438	(56,891)	297,745
Asset-backed securities	79,898	—	(8,899)	70,999
Total	$2,123,976	$97,540	$(96,716)	$2,124,800

20

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

At December 31, 2010 and 2009, the Company held unrated or less-than-investment grade corporate debt securities with a book value of $249.1 million and $205.4 million, respectively, with an aggregate fair value of $250.7 million and $183.1 million, respectively.  Such holdings amount to 10.5% and 9.7%, respectively, of the Company’s investments in debt securities and 4.2% and 3.8%, respectively, of the Company’s total admitted assets as December 31, 2010 and 2009.  The Company performs periodic evaluations of the relative credit standing of the issuers of these debt securities.  The Company considers these evaluations in its overall investment strategy.

Unrealized gains and losses on investment in common stocks and unaffiliated common stock of subsidiary are reported directly in capital and surplus and do not affect net income. The unrealized gains and unrealized losses on, and the cost and fair value of those are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2010:
Preferred stocks	$—	$—	$—	$—

Common stocks, unaffiliated	$116,393	$47,846	$(3,604)	$160,635
Common stocks, subsidiary	228,982	23,003	—	251,985
	$345,375	$70,849	$(3,604)	$412,620

At December 31, 2009:
Preferred stocks	$—	$—	$—	$—

Common stocks, unaffiliated	$115,822	$19,117	$(5,257)	$129,682
Common stocks, subsidiary	228,982	—	(3,392)	225,590
	$344,804	$19,117	$(8,649)	$355,272

21

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

The following table shows gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Unrealized Losses Less Than 12 Months		Unrealized Losses Greater Than or Equal to 12 Months
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2010:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$(1)	$3,414	$—	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	(1,120)	33,961	—	—
Corporate securities	(6,314)	190,916	(3,993)	56,360
Commercial mortgage-backed securities	(334)	27,264	—	—
Residential mortgage-backed securities	(474)	32,974	(30,737)	137,295
Asset-backed securities	—	—	(7,788)	65,360
Total	$(8,243)	$288,529	$(42,518)	$259,015

Preferred stocks	$—	$—	$—	$—
Common stocks, unaffiliated	$(2,766)	$18,068	$(838)	$2,602

22

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

	Unrealized Losses Less Than 12 Months		Unrealized Losses Greater Than or Equal to 12 Months
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2009:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$(82)	$19,986	$—	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	(724)	28,201	—	—
Corporate securities	(2,897)	162,814	(25,818)	224,714
Commercial mortgage-backed securities	(89)	8,426	(1,316)	24,011
Residential mortgage-backed securities	(4,177)	44,263	(52,714)	124,388
Asset-backed securities	—	—	(8,899)	70,999
Total	$(7,969)	$263,690	$(88,747)	$444,112

Preferred stocks	$—	$—	$—	$—
Common stocks, unaffiliated	$(4,727)	$40,422	$(530)	$4,725

Investments that are impaired at December 31, 2010 and 2009, for which other-than-temporary impairments have not been recognized, consist mainly of corporate debt securities and residential mortgage-backed securities.  The impairment of these securities has been deemed as temporary due to the assigned rating and the typical fair value fluctuations of these particular securities in the marketplace, as well as the Company’s intent and ability to hold the securities to recovery, or in the case of interest rate related declines, lack of intent to sell the securities.  For residential mortgage-backed securities, the determination of temporary impairment was also based on an evaluation of the present value of expected future cash flows, which were greater than the book adjusted/carrying values of the securities.  The aggregated unrealized loss is approximately 8.7% and 11.9% of the carrying value of these securities at December 31, 2010 and 2009, respectively. At December 31, 2010, there were a total of 276 securities held that are considered temporarily impaired, 116 of which have been impaired for 12 months or longer.  At December 31, 2009, there were a total of 372 securities held that are considered temporarily impaired, 188 of which had been impaired for 12 months or longer.  The Company recorded other-than-temporary impairments on securities of $3.8 million, $21.6 million, and $31.3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

23

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

The following is a list of each loan-backed security with a recognized other-than-temporary impairment (OTTI) for the year ended December 31, 2010, and the six month period ended December 31, 2009, where the present value of future cash flows expected to be collected was less than the amortized cost basis of the securities:

CUSIP	Book/Adj Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Future Cash Flows	Recognized Other- Than- Temporary Impairment	Amortized Cost After Other- Than- Temporary Impairment	Fair Value	Date of Other- Than- Temporary Impairment
	(in thousands)
For the year ended December 31, 2010:

32052RAX8	$1,130	$902	$228	$902	$758	12/31/2010
74922EAF6	817	792	25	792	642	12/31/2010
75970JAD8	1,783	1,611	172	1,611	1,410	12/31/2010
75970JAJ5	2,114	1,818	296	1,818	1,113	9/30/2010
05535DAM6	903	762	141	762	670	9/30/2010
02150EAN3	880	768	112	768	683	6/30/2010
12543PAQ6	1,622	1,402	220	1,402	1,225	6/30/2010
32051GTE5	1,236	1,094	142	1,094	971	6/30/2010
52520QAG9	4,328	3,937	391	3,937	3,480	6/30/2010
61749EAF4	1,864	1,704	160	1,704	1,154	6/30/2010
75970JAJ5	2,172	2,127	45	2,127	1,256	6/30/2010
93934NAK1	1,830	1,673	157	1,673	1,312	6/30/2010
Total	$20,679	$18,590	$2,089	$18,590	$14,674

For the six month period ended December 31, 2009:

05950NBU1	$1,515	$658	$857	$658	$1,148	12/31/2009
32052RAX8	1,778	1,230	548	1,230	1,195	12/31/2009
52522HAN2	1,951	1,734	217	1,734	1,225	12/31/2009
75970JAJ5	2,258	2,181	77	2,181	1,301	12/31/2009
93934FEQ1	686	651	35	651	591	12/31/2009
05950NBU1	2,153	1,579	574	1,579	1,156	9/30/2009
12543PAQ6	1,778	1,617	161	1,617	1,203	9/30/2009
32052RAX8	2,595	1,797	798	1,797	1,234	9/30/2009
32056FAG7	302	72	230	72	63	9/30/2009

24

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

CUSIP	Book/Adj Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Future Cash Flows	Recognized Other- Than- Temporary Impairment	Amortized Cost After Other- Than- Temporary Impairment	Fair Value	Date of Other- Than- Temporary Impairment
	(in thousands)
For the six month period ended December 31, 2009 (continued):

40432BBH1	553	171	382	171	152	9/30/2009
52524MAV1	862	758	104	758	318	9/30/2009
Total	$16,431	$12,448	$3,983	$12,448	$9,586

The Company had no other-than-temporary impairments on loan-backed securities for the year ended December 31, 2010, and the six month period ended December 31, 2009, due to the intent to sell the security or the inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis of the security.

A summary of the cost or amortized cost and fair value of the Company’s debt securities at December 31, 2010, by contractual maturity, is as follows:

	Book/Adjusted Carrying Value	Fair Value
	(in thousands)
Years to maturity:
One or less	$40,386	$41,051
After one through five	447,225	471,938
After five through ten	677,995	731,337
After ten	591,945	631,181
Mortgage-backed securities/Asset-backed securities	624,589	617,432
Total	$2,382,140	$2,492,939

The expected maturities in the foregoing table may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties and because asset-backed and mortgage-backed securities (including floating-rate securities) provide for periodic payments throughout their lives.

Proceeds from the sales of investments in debt securities during 2010, 2009 and 2008 were $164.5 million, $304.3 million, and $186.7 million; gross gains of $6.2 million, $9.5 million, and $2.1 million, and gross losses of $0.7 million, $1.2 million, and $5.0 million were realized on those sales, respectively.

25

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

Proceeds from the sales of investments in equity securities during 2010, 2009 and 2008 were $80.2 million, $32.6 million, and $48.8 million; gross gains of $12.5 million, $12.0 million, and $1.4 million and gross losses of $9.9 million, $3.9 million, and $2.6 million were realized on those sales in 2010, 2009 and 2008, respectively.

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR are follows for the years ended December 31:

	2010	2009	2008
	(in thousands)
Realized capital gains (losses)	$4,813	$(278)	$(37,275)
Less amount transferred to IMR (net of related taxes (benefits) of $2,049 in 2010, $1,667 in 2009 and $(1,192) in 2008)	3,804	3,095	(2,214)
Less federal income tax expense (benefit) on realized capital gains (losses)	4,359	5,726	(19,309)
Net realized capital gains (losses)	$(3,350)	$(9,099)	$(15,752)

Net investment income consisted of the following for the years ended December 31:

	2010	2009	2008
	(in thousands)
Debt securities	$128,286	$119,807	$99,828
Equity securities	520	717	6,970
Mortgage loans	5,502	5,374	5,396
Policy loans	9,141	9,095	9,096
Cash, cash equivalents and short-term investments	520	707	869
Other invested assets	1,052	1,100	2,457
Other	691	620	1,166
Gross investment income	145,712	137,420	125,782
Investment expenses	2,391	1,952	1,870
Net investment income	$143,321	$135,468	$123,912

The Company’s investments in mortgage loans principally involve commercial real estate.  At December 31, 2010, 84.9% of such mortgages, or $51.4 million, involved properties located in California and Florida.  Such investments consist of primarily first mortgage liens on completed income-producing properties.  The aggregate mortgage outstanding to any one borrower does not exceed $21.6 million.  During 2010, one new mortgage loan was issued with a lending rate of 6.95%.  At the issuance of a loan, the percentage of any one loan to value of security, exclusive of insured, guaranteed or purchase money mortgage did not exceed 80%.  During 2010, the Company did not reduce interest rates on any outstanding mortgages.

26

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

At December 31, 2009, the Company had an investment in a debt security which contained an underlying host instrument and underlying credit derivatives.  The debt security contained risk characteristics similar to a basket of high yield debt securities which allows diverse exposure to the high yield market while providing for better asset/liability matching and better liquidity compared to individual direct investments. The investment is included in debt securities on the balance sheet and had a book value of $19.8 million at December 31, 2009.  The investment had a fair value of $21.3 million at December 31, 2009.  At December 31, 2009, the debt security was rated B3 by Moody’s and had a stated maturity of June 2013. The maximum loss the Company could incur as of December 31, 2009, is equal to the security’s book value.  At December 31, 2010, the debt security is no longer held by the Company.

27

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments

Included in various investment-related line items in the financial statements are certain financial instruments carried at fair value.  Other financial instruments are periodically measured at fair value, such as when impaired or, for certain bonds and preferred stocks, when carried at the lower of cost or market.

The Company uses fair value measurements to record the fair value of certain assets and liabilities and to estimate the fair value of financial instruments not recorded at fair value but required to be disclosed at fair value.  Certain financial instruments, particularly policyholder liabilities other than investment-type contracts, are excluded from this fair value discussion.

Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on the following hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels.  The Company’s policy is to recognize transfers in and transfers out of levels at the end of the reporting period.

•                  Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company’s Level 1 assets and liabilities primarily include exchange traded equity securities and mutual funds, including those which are part of the Company’s separate account assets.

•                  Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  The Company does not have any significant assets or liabilities carried at fair value that meet the definition of Level 2.

•                  Level 3 — Significant unobservable inputs for the asset or liability. The Company’s Level 3 assets and liabilities primarily NAIC rated 6 residential mortgage-backed securities representing subordinated tranches in securitization trusts containing residential mortgage loans originated during the period of 2006 to 2007.  These securities are currently rated below investment grade.  To measure fair value, the Company used an internal fair value model to estimate future cash flows and then discounts the expected future cash flows using the current market rates applicable to the coupon rate, credit risk, and weighted-average-life of the investments. The internal fair value model uses both market-based data and data specific to the underlying loans of each security in determining assumptions for default probabilities, loss severities and prepayment speeds to determine the estimated future cash flows for each security.

The following discussion describes the valuation methodologies utilized by the Company for assets and liabilities measured or disclosed at fair value. Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including discount rates, estimates of timing, amount of expected future cash flows and the credit standing of the issuer. Such estimates do not consider the tax impact of the realization of

28

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

unrealized gains or losses. For Level 3 investments, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. As described below, certain fair values are determined through the use of third-party pricing services. Management does not adjust prices received from third parties; however, we do analyze the third-party pricing services’ valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.  Care should be exercised in deriving conclusions about the Company’s business, its value or financial position based on the fair value information of financial instruments presented below.

Debt Securities

The fair values of actively traded debt securities have been determined through the use of third-party pricing services utilizing market observable inputs.  Less liquid private placement securities, auction rate securities and asset/mortgage-backed securities for which the Company does not receive public quotations or if the Company deems the quotations to reflect distressed sales are valued using either broker quotes or by discounting the expected cash flows using current market-consistent rates applicable to the yield, credit quality and maturity of each security.

Equity Securities

The fair values of actively traded equity securities have been determined utilizing publicly quoted prices obtained from third-party pricing services. The fair values of certain equity securities for which no publicly quoted prices are available have been determined through the use of third-party pricing services utilizing market observable inputs. Actively traded mutual funds are valued using the net asset values of the funds.

Mortgage Loans

The fair values for mortgage loans, consisting principally of commercial real estate loans, are estimated using discounted cash flow analyses, at interest rates currently being offered for similar loans collateralized by properties with similar investment risk.  The fair values for mortgage loans in default are established at the lower of the fair value of the underlying collateral less costs to sell or the carrying amount of the loan.

Derivatives

The fair values of credit default swaps have been determined using valuation models incorporating significant unobservable inputs, including projected discounted cash flows, applicable swap curves and implied volatilities.

29

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

Cash, Cash Equivalents and Short-Term Investments

The fair values of cash, cash equivalents and short-term investments are based on quoted market prices.

Securities Lending Reinvested Collateral Assets

The fair value of securities lending reinvested collateral assets are from third-party sources utilizing publicly quoted prices.

Assets Held in Separate Accounts

Assets held in separate accounts primarily include debt securities, equity securities, mutual funds and mortgage loans. The fair values of these assets have been determined using the same methodologies as for debt securities, equity securities and mortgage loans.

Reserves

The fair value of liabilities for investment-type contracts is based on the present value of estimated liability cash flows.  Present values reflect the Company’s margin for uncertainty of the timing of liability cash flows.  Key assumptions to the cash flow model include the timing of policyholder withdrawals and the level of interest credited to contract balances.

Fair values for insurance reserves are not required to be disclosed. However, the estimated fair values of all insurance reserves and investment contracts are taken into consideration in the Company’s overall management of interest rate risk.

Securities Lending Liability

The liability represents the Company’s obligation to return collateral related to securities lending transactions.  The liability is short-term in nature and therefore, the fair value of the obligation approximates the carrying amount.

30

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

At December 31, 2009, the Company held financial instruments which were measured at fair value on a non-recurring basis, which primarily included NAIC 6 debt securities required to be reported at the lower of cost or fair value.  At December 31, 2010, SSAP 100 clarified that securities reported at the lower of cost or fair value based on NAIC designation should be classified as recurring regardless if the security was reported in the previous period at amortized cost.  Therefore, additional financial instruments have been included on the reconciliation for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010.  The additional financial instruments may cause the January 1, 2010 beginning asset/(liability) to differ from the December 31, 2009 ending asset/(liability).  (See the Accounting Changes section in Note 1 for further discussion).

Assets and liabilities measured at fair value on a recurring basis at are outlined below:

	Assets/ (Liabilities) Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
At December 31, 2010:
Assets:
Commercial mortgage-backed securities	$30	$—	$30	$—
Residential mortgage-backed securities	5,945	—	—	5,945
Common stocks, unaffiliated	160,635	160,635	—	—
Separate account assets*	586,606	585,931	—	675
Total assets	$753,216	$746,566	$30	$6,620

Liabilities:
Derivatives	$(3)	$—	$—	$(3)

At December 31, 2009:
Assets:
Common stocks, unaffiliated	$129,682	$129,682	$—	$—
Separate accounts assets*	571,476	571,476	—	—
Total assets	$701,158	$701,158	$—	$—

Liabilities:
Derivatives	$(6)	$—	$—	$(6)
Separate accounts liabilities**	(38)	—	—	(38)
Total liabilities	$(44)	$—	$—	$(44)

*         Separate account assets measured at fair value in this table do not include assets backing market value adjusted annuities, which are held at amortized cost.

** Separate account liabilities consist of the fair value of derivatives held in the separate account.

31

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010, is as follows:

	Beginning Asset/ (Liability) as of	Total Realized/Unrealized Gains (Losses) Included in:		Purchases, Sales, Issuances	Transfers	Ending Asset/ (Liability) as of	Changes in Unrealized Gains (Losses) Included in Net Income Related to
	January 1, 2010	Net Income	Surplus	and Settlements	In (Out) of Level 3	December 31, 2010	Positions Still Held
	(in thousands)
Assets:
Residential mortgage-backed securities	$6,110	$(400)	$990	$(755)	$—	$5,945	$—
Separate account assets	1,834	(2,337)	1,417	(239)	—	675	—
Total liabilities	$7,944	$(2,737)	$2,407	$(994)	$—	$6,620	$—

Liabilities:
Derivatives	$(6)	$—	$3	$—	$—	$(3)	$—
Separate account liabilities	(38)	—	38	—	—	—	—
Total liabilities	$(44)	$—	$41	$—	$—	$(3)	$—

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009, is as follows:

	Beginning Asset/ (Liability) as of	Total Realized/Unrealized Gains (Losses) Included in:		Purchases, Sales, Issuances	Transfers	Ending Asset/ (Liability) as of	Changes in Unrealized Gains (Losses) Included in Net Income Related to
	January 1, 2009	Net Income	Surplus	and Settlements	In (Out) of Level 3	December 31, 2009	Positions Still Held
	(in thousands)
Liabilities:
Derivatives	$(50)	$—	$44	$—	$—	$(6)	$—
Separate account liabilities	(1,388)	—	1,350	—	—	(38)	—
Total liabilities	$(1,438)	$—	$1,394	$—	$—	$(44)	$—

32

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

The Company did not have any significant assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2010 and 2009.

The carrying amounts and fair values of the Company’s significant financial instruments follow.

	December 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Assets:
Debt securities	$2,382,140	$2,492,939	$2,123,976	$2,124,800
Preferred stocks	—	—	—	—
Common stocks, unaffiliated	160,635	160,635	129,682	129,682
Mortgage loans	60,528	58,507	61,409	53,127
Cash, cash equivalents and short-term investments	173,018	173,018	126,648	126,648
Securities lending reinvested collateral assets	26,241	26,527	—	—
Separate account assets	2,583,572	2,697,198	2,486,133	2,528,573

Liabilities:
Life and annuity reserves for investment-type contracts and deposit fund liabilities	$1,308,278	$1,417,714	$1,256,367	$1,378,968
Securities lending liability	169,586	169,586	47,238	47,238
Separate account liabilities*	1,940,033	2,151,580	1,896,881	2,096,926

*     Variable annuity contracts are considered insurance contracts and therefore, are not included in separate account liabilities for purposes of this disclosure.

33

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

4.  Related Party Transactions

Western and Southern, Fort Washington and IFS Financial Services, Inc. (IFS), perform certain administrative and special services for the Company to assist with its business operations.  These services include tax compliance and reporting, payroll functions, administrative support services, investment functions, policyholder services, accounting and auditing, underwriting, marketing and product development, functional support services and personnel functions. During 2010, the Company paid $10.2 million, $1.9 million and $8.6 million to Western and Southern, Fort Washington, and IFS, respectively.  During 2009, the Company paid $11.6 million, $1.6 million, and $7.1 million to Western and Southern, Fort Washington, and IFS, respectively.  During 2008, the Company paid $11.9 million, $1.5 million, and $8.3 million to Western and Southern, Fort Washington, and IFS, respectively.  The charges for services are considered reasonable and in accordance with the requirements of applicable insurance law and regulations.

The Company received a $105.2 million capital contribution from Western and Southern during 2009.  The contribution was in the form of common stock at fair value.  The Company received $102.2 million in capital contributions from Western and Southern during 2008.  The capital contributions consisted of $20.0 million in cash, which was received on June 30, 2008, $18.6 million in common stocks at fair value, which were received on August 25, 2008, and $35.6 million in debt securities at fair value and $20.0 million in cash, which were received on December 29, 2008.  On December 30, 2008, the Company accrued an $8.0 million capital contribution from W&S to be received in the form of cash.  The cash was received on January 20, 2009.

During 2009, the Company recorded $11.7 million in capital contributions to National Integrity.  The capital contributions consisted of $6.7 million in cash, which was contributed on March 24, 2009 and $5.0 million which was accrued for on December 31, 2009.  The cash was paid on January 11, 2010. During 2008, the Company recorded $94.2 million in capital contributions to National Integrity.  The capital contributions consisted of $20.0 million in cash, which was contributed on June 30, 2008, $18.5 in common stocks at fair value, which were contributed on August 25, 2008, and $35.6 million in debt securities at fair value and $20.0 million in cash, which were contributed on December 29, 2008.  The Company paid no dividends during 2010, 2009 and 2008.

The Company has entered into a reinsurance agreement with Western and Southern.  See Note 5 for a further description.

34

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

5.  Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements.  The ceded insurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within capital resources.

The Company has a modified coinsurance agreement with Western and Southern, whereby the Company cedes structured settlements, guaranteed rate option annuities, and accumulation products written before July 1, 2002.  Under the terms of the agreement, the Company retains the reserves and the related assets of this business.

The effect of reinsurance on premiums, annuity considerations and deposit-type funds is as follows for the years ended December 31:

	2010	2009	2008
	(in thousands)
Direct premiums	$391,689	$553,873	$694,878
Assumed premiums:
Affiliates	—	—	—
Non-affiliates	149	159	141
Ceded premiums:
Affiliates	(1,907)	594	(3,176)
Non-affiliates	(517)	(580)	(704)
Net premiums	$389,414	$554,046	$691,139

The Company’s ceded reinsurance arrangements reduced other certain items in the accompanying financial statements by the following amounts as of and for the years ended December 31:

	2010	2009	2008
	(in thousands)
Benefits paid or provided:
Affiliates	$91,342	$95,186	$108,149
Non-affiliates	3,052	2,974	3,526
Policy and contract liabilities:
Affiliates	—	—	—
Non-affiliates	10,507	11,571	12,110

In 2010 and 2009, respectively, the Company did not commute any ceded reinsurance nor did it enter into or engage in any agreement that reinsures policies or contracts that were in-force or had existing reserves as of the effective date of such agreements.

35

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

5.  Reinsurance (continued)

Other than as described above, neither the Company nor any of its related parties control, directly or indirectly, any reinsurers with whom the Company conducts business. No policies issued by the Company have been reinsured with a foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance. The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement. At December 31, 2010, there are no reinsurance agreements in effect such that the amount of losses paid or accrued exceed the total direct premium collected.  The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

There would be no reduction in surplus at December 31, 2010, if all reinsurance ceded agreements were cancelled.

36

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes

The Company is included in the consolidated federal income tax return of Western and Southern. The Company had a payable to Western and Southern in the amount of $14.5 million and $5.0 million at December 31, 2010 and 2009, respectively.  The tax years of 2010, 2009 and 2008 remain subject to examination by major tax jurisdictions.

The amount of federal income taxes incurred that will be available for recoupment at December 31, 2010, in the event of future net losses is $23.5 million, $0.0 million, and $0.0 million from 2010, 2009, and 2008, respectively.

The components of other tax-related carryovers for the Company are as follows:

	Carryover	Expiration Dates
	(in thousands)
Alternative minimum tax (AMT) credit carryover	$2,345	Indefinitely

The change in net deferred income taxes is comprised of the following:

		Ordinary	Capital	Total
		(in thousands)
2010:
(a)	Gross deferred tax assets	$59,454	$5,648	$65,102
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a — b)	59,454	5,648	65,102
(d)	Deferred tax liabilities	3,983	24,678	28,661
(e)	Net deferred tax assets (c — d)	55,471	(19,030)	36,441
(f)	Deferred tax assets nonadmitted	11,427	—	11,427
(g)	Net admitted deferred tax assets (e — f)	$44,044	$(19,030)	$25,014

		Ordinary	Capital	Total
		(in thousands)
2009:
(a)	Gross deferred tax assets	$52,480	$8,488	$60,968
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a — b)	52,480	8,488	60,968
(d)	Deferred tax liabilities	21	18,699	18,720
(e)	Net deferred tax assets (c — d)	52,459	(10,211)	42,248
(f)	Deferred tax assets nonadmitted	13,494	—	13,494
(g)	Net admitted deferred tax assets (e — f)	$38,965	$(10,211)	$28,754

37

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

		Ordinary	Capital	Total
		(in thousands)
Change:
(a)	Gross deferred tax assets	$6,974	$(2,840)	$4,134
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a — b)	6,974	(2,840)	4,134
(d)	Deferred tax liabilities	3,962	5,979	9,941
(e)	Net deferred tax assets (c — d)	3,012	(8,819)	(5,807)
(f)	Deferred tax assets nonadmitted	(2,067)	—	(2,067)
(g)	Net admitted deferred tax assets (e — f)	$5,079	$(8,819)	$(3,740)

The Company has elected to admit DTAs pursuant to paragraph 10.e. of SSAP No. 10R, Income Taxes — A Temporary Replacement of SSAP No. 10.  The current period election does not differ from the prior period election.

The following table provides the increased amount by tax character, and the change in such, of admitted adjusted gross DTAs as the result of the application of paragraph 10.e. of SSAP No. 10R, Income Taxes — A Temporary Replacement of SSAP No. 10:

	2010	2009	Change
	(in thousands)
Increase (decrease) in deferred tax assets admitted from SSAP 10R, para. 10.e.	$7,529	$7,314	$215

		Ordinary	Capital	Total
		(in thousands)
2010:
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$11,837	$5,648	$17,485
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	—	—	—
(c)	SSAP 10R, Paragraph 10.b.i.	—	—	—
(d)	SSAP 10R, Paragraph 10.b.ii.			49,827
(e)	SSAP 10R, Paragraph 10.c.	28,661	—	28,661
(f)	Total (a + b + e)	$40,498	$5,648	$46,146

38

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

		Ordinary	Capital	Total
		(in thousands)
Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$17,857	$5,648	$23,505
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	1,509	—	1,509
(i)	SSAP 10R, Paragraph 10.e.ii.a.	1,509	—	1,509
(j)	SSAP 10R, Paragraph 10.e.ii.b.			74,740
(k)	SSAP 10R, Paragraph 10.e.iii.	28,661	—	28,661
(l)	Total (g + h + k)	$48,027	$5,648	$53,675

Total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital			$593,523
(n)	RBC authorized control level			$76,444

		Ordinary	Capital	Total
		(in thousands)
2009:
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$—	$2,538	$2,538
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	12,952	5,950	18,902
(c)	SSAP 10R, Paragraph 10.b.i.	12,952	5,950	18,902
(d)	SSAP 10R, Paragraph 10.b.ii.			46,375
(e)	SSAP 10R, Paragraph 10.c.	18,720	—	18,720
(f)	Total (a + b + e)	$31,672	$8,488	$40,160

Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$—	$2,538	$2,538
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	20,266	5,950	26,216
(i)	SSAP 10R, Paragraph 10.e.ii.a.	20,266	5,950	26,216
(j)	SSAP 10R, Paragraph 10.e.ii.b.			69,562
(k)	SSAP 10R, Paragraph 10.e.iii.	18,720	—	18,720
(l)	Total (g + h + k)	$38,986	$8,488	$47,474

39

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

Total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital			$519,987
(n)	RBC authorized control level			$76,323

		Ordinary	Capital	Total
		(in thousands)
Change:
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$11,837	$3,110	$14,947
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	(12,952)	(5,950)	(18,902)
(c)	SSAP 10R, Paragraph 10.b.i.	(12,952)	(5,950)	(18,902)
(d)	SSAP 10R, Paragraph 10.b.ii.			3,452
(e)	SSAP 10R, Paragraph 10.c.	9,941	—	9,941
(f)	Total (a + b + e)	$8,826	$(2,840)	$5,986

Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$17,857	$3,110	$20,967
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	(18,757)	(5,950)	(24,707)
(i)	SSAP 10R, Paragraph 10.e.ii.a.	(18,757)	(5,950)	(24,707)
(j)	SSAP 10R, Paragraph 10.e.ii.b.			5,178
(k)	SSAP 10R, Paragraph 10.e.iii.	9,941	—	9,941
(l)	Total (g + h + k)	$9,041	$(2,840)	$6,201

The changes in total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital			$73,536
(n)	RBC authorized control level			$121

40

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation and the increased amount of deferred tax assets, admitted assets and statutory surplus as a result of the application of SSAP No. 10R, paragraph 10.e. is as follows:

		Ordinary	Capital	Total
		(in thousands)
2010:
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a)	Admitted deferred tax assets	$40,498	$5,648	$46,146
(b)	Admitted assets			$5,902,181
(c)	Adjusted statutory surplus *			$521,681
(d)	Total adjusted capital from DTAs			$585,994

Increases due to SSAP 10R, Paragraph 10.e.:
(e)	Admitted deferred tax assets	$7,529	$—	$7,529
(f)	Admitted assets			$7,529
(g)	Statutory surplus			$7,529

		Ordinary	Capital	Total
		(in thousands)
2009:
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a)	Admitted deferred tax assets	$31,672	$8,488	$40,160
(b)	Admitted assets			$5,406,718
(c)	Adjusted statutory surplus *			$494,214
(d)	Total adjusted capital from DTAs			$512,673

Increases due to SSAP 10R, Paragraph 10.e.:
(e)	Admitted deferred tax assets	$7,314	$—	$7,314
(f)	Admitted assets			$7,314
(g)	Statutory surplus			$7,314

41

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

		Ordinary	Capital	Total
		(in thousands)
Change:
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a)	Admitted deferred tax assets	$8,826	$(2,840)	$5,986
(b)	Admitted assets			$495,463
(c)	Adjusted statutory surplus *			$27,467
(d)	Total adjusted capital from DTAs			$73,321

Increases due to SSAP 10R, Paragraph 10.e.:
(e)	Admitted deferred tax assets	$215	$—	$215
(f)	Admitted assets			$215
(g)	Statutory surplus			$215

*          As reported on the statutory balance sheet for the most recently filed statement with the Ohio Department of Insurance commissioner adjusted in accordance with SSAP 10R, Paragraph 10.b.ii.

Nonadmitted deferred tax assets (increased) decreased by $2.1 million, $0.4 million and $(5.2) million for the years ended December 31, 2010, 2009 and 2008, respectively.

The impact of tax planning strategies on adjusted gross DTAs and net admitted DTAs for the year ended December 31, 2010, is as follows:

	Ordinary	Capital	Total
Adjusted gross DTA (% of total adjusted gross DTAs)	10.72%	8.24%	18.96%
Net admitted adjusted gross DTAs (% of total net admitted adjusted gross DTAs)	13.00%	10.00%	23.00%

Current income taxes for the years ended December 31, consist of the following major components:

	2010	2009	2008
	(in thousands)
Federal	$19,115	$(3,174)	$(12,806)
Foreign	—	—	—
Subtotal	19,115	(3,174)	(12,806)
Federal income tax on net capital gains	4,359	5,726	(19,309)
Utilization of capital loss carry-forwards	—	—	—
Other	(4,077)	1,476	125
Federal and foreign income taxes incurred	$19,397	$4,028	$(31,990)

42

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

The main components of the deferred tax amounts at December 31, are as follows:

		2010	2009	Change
		(in thousands)
Deferred tax assets
(a)	Ordinary:
(1)	Discounting of unpaid losses	$—	$—	$—
(2)	Unearned premium revenue	—	—	—
(3)	Policyholder reserves	39,800	29,879	9,921
(4)	Investments	7,542	9,112	(1,570)
(5)	Deferred acquisition costs	8,450	8,808	(358)
(6)	Policyholder dividends accrual	—	—	—
(7)	Fixed assets	—	—	—
(8)	Compensation and benefits accrual	—	—	—
(9)	Pension accrual	—	—	—
(10)	Receivables – nonadmitted	—	—	—
(11)	Net operating loss carry-forward	—	—	—
(12)	Tax credit carry-forward	2,345	2,942	(597)
(13)	Other	1,317	1,739	(422)
(14)	Subtotal	59,454	52,480	6,974
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Nonadmitted	11,427	13,494	(2,067)
(d)	Admitted ordinary deferred tax assets (a14 – b – c)	48,027	38,986	9,041
(e)	Capital:
(1)	Investments	5,648	8,488	(2,840)
(2)	Net capital loss carry-forward	—	—	—
(3)	Real estate	—	—	—
(4)	Other	—	—	—
(5)	Subtotal	5,648	8,488	(2,840)
(f)	Statutory valuation allowance adjustment	—	—	—
(g)	Nonadmitted	—	—	—
(h)	Admitted capital deferred tax assets (e5 – f – g)	5,648	8,488	(2,840)
(i)	Admitted deferred tax assets (d + h)	$53,675	$47,474	$6,201

		2010	2009	Change
Deferred tax liabilities
(a)	Ordinary:
(1)	Investments	$2,519	$—	$2,519
(2)	Fixed assets	—	—	—
(3)	Deferred and uncollected premium	—	—	—
(4)	Policyholder reserves	1,464	21	1,443
(5)	Other	—	—	—
(6)	Subtotal	3,983	21	3,962

43

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

		2010	2009	Change
		(in thousands)
Deferred tax liabilities (continued)
(b)	Capital:
(1)	Investments	24,678	18,699	5,979
(2)	Real estate	—	—	—
(3)	Other	—	—	—
(4)	Subtotal	24,678	18,699	5,979
(c)	Deferred tax liabilities (a6 + b4)	$28,661	$18,720	$9,941

Net deferred tax assets (liabilities)		$25,014	$28,754	$(3,740)

The Company’s federal income tax expense and change in net deferred income taxes differs from the amount obtained by applying the federal statutory rate of 35% to gain from operations before federal income tax expense and net realized capital gains. The significant differences for the year ended December 31, are as follows (in thousands):

		Effective		Effective		Effective
	2010	Tax Rate	2009	Tax Rate	2008	Tax Rate
Provision computed at statutory rate	$21,359	35.00%	$(1,749)	(35.00)%	$(8,519)	(35.00)%
Dividends received deduction	(276)	(0.45)	1,158	23.17	(1,905)	(7.82)
Tax credits	(52)	(0.08)	(13)	(0.26)	—	0.00
Nonadmitted assets	—	0.00	—	0.00	91	0.38
Other invested assets	(1,546)	(2.53)	—	0.00	—	0.00
Separate account adjustment	—	0.00	1,026	20.54	(5,013)	(20.59)
Change in reserve valuation basis	(7,221)	(11.83)	—	0.00	2,937	12.06
Security transfer(1)	—	0.00	3,728	74.63	—	0.00
Other	546	0.88	665	13.30	833	3.42
Total	$12,810	20.99%	$4,815	96.38%	$(11,576)	(47.55)%

Federal income taxes incurred	$15,038	24.64%	$(1,698)	(33.99)%	$(12,681)	(52.09)%
Change in net deferred income taxes(2)	(2,228)	(3.65)	6,513	130.37	1,105	4.54
Total statutory income taxes	$12,810	20.99%	$4,815	96.38%	$(11,576)	(47.55)%

(1)  Tax effects of securities transferred to other legal entities within the tax sharing agreement

(2)  Excludes change in net deferred income taxes on certain realized gains/losses of $(2,674), $(5,823) and $6,264 for the years ended December 31, 2010, 2009 and 2008, respectively.

44

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

As of December 31, 2010, the Company had a balance of $1.7 million in its policyholder surplus account under the provisions of the Internal Revenue Code.  This amount could become taxable to the extent that future shareholder dividends are paid from this account.

7.  Regulatory Matters

The Company is required by statutory regulations to meet minimum risk-based capital standards.  Risk-based capital is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile.  At December 31, 2010 and 2009, the Company exceeded the minimum risk-based capital.

State regulatory authorities have powers relating to granting and revoking licenses to transact business, the licensing of agents, the regulation of premium rates and trade practices, the form and content of insurance policies, the content of advertising material, financial statements and the nature of permitted practices.

Ohio insurance law limits the amount of dividends that can be paid to a parent in a holding company structure without prior approval of the regulators to the greater of ten percent of statutory surplus or statutory net income as of the preceding December 31, but only to the extent of earned surplus as of the preceding December 31. The Company may not pay any dividends during 2011 without prior approval.

8.  Commitments and Contingencies

The Company is named as a defendant in various legal actions arising principally from claims made under insurance policies and contracts.  The Company believes the resolution of these actions will not have a material effect on the Company’s financial position or results of operations.

At December 31, 2010, the Company does not have any material lease agreements for office space or equipment.

At December 31, 2010, the Company has future commitments to provide additional capital contributions of $6.0 million to private equity joint ventures, limited partnerships and limited liability companies.

45

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

9.  Annuity Reserves and Deposit-Type Contract Liabilities

At December 31, 2010, the Company’s general and separate account annuity reserves and deposit fund liabilities that are subject to discretionary withdrawal (with adjustment), subject to discretionary withdrawal (without adjustment), and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(in thousands)
Subject to discretionary withdrawal:
With fair value adjustment	$1,791,886	37.8%
At book value less current surrender charge of 5% or more	750,033	15.9%
At fair value	569,086	12.0%
Total with adjustment or at market value	3,111,005	65.7%
Subject to discretionary withdrawal (without adjustment) at book value with minimal or no charge or adjustment	382,471	8.1%
Not subject to discretionary withdrawal	1,242,848	26.2%
Total annuity reserves and deposit fund liabilities (before reinsurance)	4,736,324	100.0%
Less reinsurance ceded	8,286
Net annuity reserves and deposit fund liabilities	$4,728,038

Of the total net annuity reserves and deposit fund liabilities of $4,728.0 million at December 31, 2010, $2,218.9 million was included in the general account and $2,509.1 million was included in the separate accounts.

Interest rate changes may have temporary effects on the sale and profitability of annuity products offered by the Company. Although the rates offered by the Company are adjustable in the long-term, in the short-term they may be subject to contractual and competitive restrictions which may prevent timely adjustment. The Company’s management constantly monitors interest rates with respect to a spectrum of product durations and sells annuities that permit flexible responses to interest rate changes as part of the Company’s management of interest spreads. However, adverse changes in investment yields on invested assets will affect the earnings on those products with a guaranteed return.

46

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10.  Separate Accounts

The Company’s guaranteed separate accounts consist of non-indexed guaranteed rate and systematic transfer options.  The guaranteed rate options are sold as fixed annuity products or as an investment option within the Company’s variable annuity products.  The guaranteed rate and systematic transfer options carry a minimum interest guarantee based on the guarantee period selected by the policyholder.  The fixed annuity products currently offered provide a death benefit equal to the account value, with one product offering an optional death benefit ranging from 25% to 40% of the gain in the contract.  The fixed investment options currently offered within the Company’s variable annuity products provide the death benefits listed below for variable annuities.

The Company’s nonguaranteed separate accounts consist of variable annuities.  The net investment experience of variable annuities is credited directly to the policyholder and can be positive or negative.  Variable annuities include minimum guaranteed death benefits that vary by product and include optional death benefits available on some products.  The death benefits currently offered by the Company include the following: account value, return of premium paid, a death benefit that is adjusted after 7 years to the current account value, a death benefit that is adjusted periodically to the current account value, and an additional death benefit ranging from 25% to 40% of the gain in the contract.  Some variable annuities also provide a minimum guaranteed withdrawal benefit or minimum guaranteed accumulation benefit.

As of December 31, 2010, the Company’s general account had a maximum guarantee for separate account liabilities of $45.1 million. To compensate the general account for the risk taken, the separate accounts paid risk charges of $0.4 million in 2010. As of December 31, 2010, the Company’s general account paid $1.6 million towards separate account guarantees.

47

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10.  Separate Accounts (continued)

Information regarding the separate accounts of the Company as of and for the year ended December 31, 2010, is as follows:

	Separate Accounts with Guarantees
	Nonindexed Guaranteed Less than / equal to 4%	Nonindexed Guaranteed More than 4%	Nonguaranteed Separate Accounts	Total
	(in thousands)
Premiums, considerations or deposits	$90,119	$55,421	$36,067	$181,607

Reserves for separate accounts with assets at:
Fair value	$—	$—	$577,737	$577,737
Amortized cost	583,097	1,356,936	—	1,940,033
Total reserves	$583,097	$1,356,936	$577,737	$2,517,770

Reserves for separate accounts by withdrawal characteristics:
Subject to discretionary withdrawal:
With fair value adjustment	$547,277	$1,244,603	$—	$1,791,880
At book value without fair value adjustment and with current surrender charge of less than 5%	35,820	112,333	—	148,153
At fair value	—	—	577,737	577,737
At book value without fair value adjustment and with current surrender charge of less than 5%	—	—	—	—
Subtotal	583,097	1,356,936	577,737	2,517,770
Not subject to discretionary withdrawal	—	—	—	—
Total separate accounts reserves	$583,097	$1,356,936	$577,737	$2,517,770

48

Integrity Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10.  Separate Accounts (continued)

A reconciliation of the amounts transferred to and from the separate accounts for the year ended December 31, 2010, is presented below:

2010
(in thousands)
Transfers as reported in the Summary of Operations of the Separate Accounts Statement:
Transfers to separate accounts	$181,607
Transfers from separate accounts	301,935
Net transfers to (from) separate accounts	(120,328)

Reconciling adjustments:
Policy deductions and other expenses	1,085
Bonus account value	(55)
Other changes in surplus in Separate Account Statement	1,648
Other account adjustments	(295)

Transfers as reported in the Summary of Operations of the Company	$(117,945)

49

Financial Statement Schedules (Statutory-Basis)

Integrity Life Insurance Company

Summary of Investments - Other Than Investments in Related Parties

(in thousands)

December 31, 2010

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at which shown in the Balance Sheet
Debt securities
Bonds:
United States government and government agencies and authorities	$53,229	$53,542	$53,229
States, municipalities and political subdivisions	293,085	297,258	293,085
Foreign governments	23,264	24,181	23,264
All other corporate bonds	2,012,562	2,117,958	2,012,562
Total fixed maturities	2,382,140	2,492,939	2,382,140

Equity securities
Common stocks:
Industrial, miscellaneous and all other	116,393	160,635	160,635

Mortgage loans on real estate	60,528		60,528
Policy loans	120,340		120,340
Other long-term investments	55,030		55,030
Cash, cash equivalents and short-term investments	199,259		199,259
Total investments	$2,933,690		$2,977,932

(1)  Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.

50

Integrity Life Insurance Company

Supplementary Insurance Information

(in thousands)

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2010
Individual life	$270,190	$—	$4	$6,293	$26,285	$18,610	$1,384
Individual health	—	—	—	—	—	—	—	$—
Group life and health	16,113	—	—	—	871	(706)	68	—
Annuity	1,887,296	—	124	388,859	116,165	492,267	19,746
	$2,173,599	$—	$128	$395,152	$143,321	$510,171	$21,198

Year ended December 31, 2009
Individual life	$265,642	$—	$4	$2,613	$27,412	$11,048	$1,427
Individual health	—	—	—	—	—	—	—	$—
Group life and health	18,116	—	—	—	1,097	(1,518)	82	—
Annuity	1,697,046	—	165	553,409	106,959	626,452	18,420
	$1,980,804	$—	$169	$556,022	$135,468	$635,982	$19,929

Year ended December 31, 2008
Individual life	$270,425	$—	$5	$2,159	$27,635	$11,883	$1,669
Individual health	—	—	—	—	—	—	—	$—
Group life and health	21,744	—	—	—	1,302	(140)	114	—
Annuity	1,430,865	—	225	690,492	94,975	624,935	20,226
	$1,723,034	$—	$230	$692,651	$123,912	$636,678	$22,009

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

51

Integrity Life Insurance Company

Reinsurance

(in thousands)

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2010
Life insurance in force	$486,562	$243,066	$30,656	$274,152	11%
Premiums:
Individual life	$6,536	$392	$149	$6,293	2%
Individual health	—	—	—	—	—
Group life and health	—	—	—	—	—
Annuity	390,891	2,032	—	388,859	0%
	$397,427	$2,424	$149	$395,152	0%

Year ended December 31, 2009
Life insurance in force	$509,072	$254,691	$33,926	$288,307	12%
Premiums:
Individual life	$2,901	$447	$159	$2,613	6%
Individual health	—	—	—	—	—
Group life and health	—	—	—	—	—
Annuity	552,948	(461)	—	553,409	0%
	$555,849	$(14)	$159	$556,022	0%

Year ended December 31, 2008
Life insurance in force	$543,468	$267,618	$36,970	$312,820	12%
Premiums:
Individual life	$2,535	$517	$141	$2,159	7%
Individual health	—	—	—	—	—
Group life and health	—	—	—	—	—
Annuity	693,855	3,363	—	690,492	0%
	$696,390	$3,880	$141	$692,651	0%

52

STATUTORY-BASIS FINANCIAL STATEMENTS AND SCHEDULES

The Western and Southern Life Insurance Company

Years Ended December 31, 2010, 2009 and 2008

With Report of Independent Registered Public

Accounting Firm

The Western and Southern Life Insurance Company

Statutory-Basis Financial Statements and Schedules

Years Ended December 31, 2010, 2009 and 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors

The Western and Southern Life Insurance Company

We have audited the accompanying statutory-basis balance sheets of The Western and Southern Life Insurance Company (the Company) as of December 31, 2010 and 2009, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2010. Our audits also included the statutory-basis financial statement schedules listed in the contents page. These financial statements and schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance, which practices differ from U.S. generally accepted accounting principles. The variances between such practices and U.S. generally accepted accounting principles and the effects on the accompanying financial statements are also described in Note 1.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with U.S. generally accepted accounting principles, the financial position of The Western and Southern Life Insurance Company at December 31, 2010 and 2009, or the results of its operations or its cash flows for each of the three years in the period ended December 31, 2010.

However, in our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Western and Southern Life Insurance Company at December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting practices prescribed or permitted by the Ohio Department of Insurance. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As described in Note 1 to the financial statements, in connection with implementing new statutory accounting practices in 2010, the Company changed its method of reporting securities lending transactions. In 2010, the Company also changed the valuation bases for its statutory reserves for certain insurance products. Further, in 2009, the Company changed its methods of accounting for other-than-temporary impairments of investments in loan-backed and structured securities and for deferred income tax assets.

Cincinnati, Ohio	/s/ Ernst & Young LLP
April 25, 2011

1

The Western and Southern Life Insurance Company

Balance Sheets (Statutory-Basis)

	December 31
	2010	2009
	(in thousands)
Admitted Assets
Cash and invested assets:
Debt securities	$3,392,567	$3,504,612
Preferred and common stocks	1,041,192	754,775
Investments in common stocks of subsidiaries	1,830,045	1,789,258
Mortgage loans	38,567	44,950
Policy loans	170,600	168,162
Real estate:
Properties held for the production of income	3,581	8,174
Properties occupied by the Company	29,077	30,044
Cash, cash equivalents and short-term investments	148,733	138,092
Receivable for securities	1,023	1,708
Securities lending reinvested collateral assets	93,284	—
Other invested assets	676,441	550,297
Total cash and invested assets	7,425,110	6,990,072

Investment income due and accrued	92,988	44,546
Premiums deferred and uncollected	55,120	54,282
Current federal income taxes recoverable	37,998	16,234
Net deferred income tax asset	35,115	103,167
Receivables from parent, subsidiaries and affiliates	21,802	14,692
Other admitted assets	7,941	39,943
Separate account assets	808,003	692,470
Total admitted assets	$8,484,077	$7,955,406

Liabilities and Capital and Surplus
Liabilities:
Policy and contract liabilities:
Life and annuity reserves	$2,607,049	$2,621,805
Accident and health reserves	220,824	236,573
Liability for deposit-type contracts	253,351	256,347
Policy and contract claims	47,626	44,068
Dividends payable to policyholders	41,205	40,594
Premiums received in advance	5,415	6,231
Total policy and contract liabilities	3,175,470	3,205,618

General expense due and accrued	16,687	11,690
Current federal income taxes payable	—	14,442
Asset valuation reserve	211,916	119,715
Interest maintenance reserve	40,544	41,249
Other liabilities	123,096	92,014
Liability for postretirement benefits other than pensions	230,730	233,625
Dividends to stockholders declared and unpaid	100,000	—
Payable for securities lending	244,025	79,707
Separate account liabilities	808,003	692,470
Total liabilities	4,950,471	4,490,530

Capital and surplus:
Common stock, $1 par value, authorized 1,000 shares, issued and outstanding 1,000 shares	1,000	1,000
Paid-in surplus	25,003	25,003
Accumulated surplus	3,507,603	3,438,873
Total capital and surplus	3,533,606	3,464,876
Total liabilities and capital and surplus	$8,484,077	$7,955,406

See accompanying notes.

2

The Western and Southern Life Insurance Company

Statements of Operations (Statutory-Basis)

	Year Ended December 31
	2010	2009	2008
	(in thousands)
Premiums and other revenues:
Premiums and annuity considerations	$286,128	$286,465	$363,952
Net investment income	301,204	264,658	384,162
Considerations for supplementary contracts with life contingencies	127	—	14
Amortization of the interest maintenance reserve	3,653	3,743	4,653
Reserve adjustments on reinsurance ceded	332	392	1,098
Change in reserve from elimination of MODCO reinsurance agreement	—	—	776,000
Recapture fee from elimination of MODCO reinsurance agreement	—	—	74,122
Other revenues	2,168	2,152	81
Total premiums and other revenues	593,612	557,410	1,604,082

Benefits paid or provided:
Death benefits	138,730	139,613	192,585
Annuity benefits	97,267	87,863	89,456
Disability and accident and health benefits	24,413	23,739	26,245
Surrender benefits	90,663	101,454	142,010
Payments on supplementary contracts with life contingencies	151	152	144
Other benefits	15,487	15,497	17,551
Increase (decrease) in policy reserves and other policyholders’ funds	4,249	(3,677)	14,363
Total benefits paid or provided	370,960	364,641	482,354

Insurance expenses and other deductions:
Commissions	42,154	50,650	44,377
Commissions and expenses on reinsurance assumed	2,031	2,109	22,613
General expenses	153,685	153,526	142,066
Net transfers to (from) separate account	(43,552)	(42,092)	(41,636)
Reserve adjustments on reinsurance assumed	(54,548)	(109,349)	(142,858)
Reserve adjustment from elimination of MODCO reinsurance agreement	—	—	776,000
Other deductions	40,383	28,473	9,003
Total insurance expenses and other deductions	140,153	83,317	809,565

Gain (loss) from operations before dividends to policyholders, federal income tax expense, and net realized capital gains (losses)	82,499	109,452	312,163

Dividends to policyholders	59,001	57,884	58,336
Gain (loss) from operations before federal income tax expense and net realized capital gains (losses)	23,498	51,568	253,827
Federal income tax expense (benefit), excluding tax on capital gains	(8,887)	134	20,500
Gain (loss) from operations before net realized capital gains (losses)	32,385	51,434	233,327
Net realized capital gains (losses) (excluding gains (losses) transferred to IMR and capital gains tax)	19,884	27,404	61,724

Net income (loss)	$52,269	$78,838	$295,051

See accompanying notes.

3

The Western and Southern Life Insurance Company

Statements of Changes in Capital and Surplus (Statutory-Basis)

Years Ended December 31, 2010, 2009 and 2008

	Common Stock	Paid-In Surplus	Accumulated Surplus	Total Capital and Surplus
	(in thousands)

Balance, January 1, 2008	$1,000	$5,000	$3,699,965	$3,705,965

Net income (loss)	—	—	295,051	295,051
Change in net deferred income tax	—	—	5,933	5,933
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of ($344,072))	—	—	(835,287)	(835,287)
Net change in nonadmitted assets and related items	—	—	(12,446)	(12,446)
Change in asset valuation reserve	—	—	159,748	159,748
Change in additional minimum pension liability over unrecognized prior service cost	—	—	(16,980)	(16,980)
Balance, December 31, 2008	1,000	5,000	3,295,984	3,301,984

Net income (loss)	—	—	78,838	78,838
Change in net deferred income tax	—	—	31,754	31,754
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of $18,131)	—	—	100,604	100,604
Net change in nonadmitted assets and related items	—	—	(16,853)	(16,853)
Change in asset valuation reserve	—	—	(93,921)	(93,921)
Cumulative effect of change in accounting principle	—	—	8,190	8,190
Change in additional minimum pension liability over unrecognized prior service cost	—	—	16,980	16,980
Change in surplus from deferred tax asset (SSAP 10R)	—	—	17,297	17,297
Capital contribution	—	20,003	—	20,003
Balance, December 31, 2009	1,000	25,003	3,438,873	3,464,876

Net income (loss)	—	—	52,269	52,269
Change in net deferred income tax	—	—	(18,639)	(18,639)
Net change in unrealized gains (losses) on investments (net of deferred tax expense (benefit) of $49,413)	—	—	131,660	131,660
Net change in nonadmitted assets and related items	—	—	75,625	75,625
Change in asset valuation reserve	—	—	(92,201)	(92,201)
Dividends to stockholders	—	—	(100,000)	(100,000)
Change in reserve on account of change in valuation basis	—	—	34,806	34,806
Change in surplus from deferred tax asset (SSAP 10R)	—	—	(14,790)	(14,790)
Balance, December 31, 2010	$1,000	$25,003	$3,507,603	$3,533,606

See accompanying notes.

4

The Western and Southern Life Insurance Company

Statements of Cash Flow (Statutory-Basis)

	Year Ended December 31
	2010	2009	2008
	(in thousands)
Cash from Operations:
Premiums collected net of reinsurance	$285,769	$285,427	$367,260
Net investment income received	288,913	218,919	380,520
Benefits paid	(318,225)	(330,121)	(441,094)
Net transfers from (to) separate accounts	43,552	41,969	41,636
Commissions and expense paid	(135,325)	(132,627)	(105,055)
Dividends paid to policyholders	(58,389)	(58,499)	(58,350)
Federal income taxes recovered (paid)	(99,022)	4,278	(77,363)
Other, net	—	—	74,122
Net cash from (for) operations	7,273	29,346	181,676

Cash from Investments:
Proceeds from investments sold, matured or repaid:
Debt securities	584,558	899,899	1,371,226
Preferred and common stocks	323,808	775,666	1,090,291
Mortgage loans	6,383	1,649	6,548
Real estate	4,476	25,893	8,380
Other invested assets	116,164	135,559	42,033
Net gains (losses) on cash, cash equivalents and short-term investments	56	(740)	4
Miscellaneous proceeds	1,222	—	—
Net proceeds from investments sold, matured or repaid	1,036,667	1,837,926	2,518,482

Cost of investments acquired:
Debt securities	(473,203)	(1,203,004)	(1,506,112)
Preferred and common stocks	(479,608)	(496,986)	(933,130)
Mortgage loans	—	—	(275)
Real estate	(439)	(1,245)	(2,158)
Other invested assets	(250,357)	(90,513)	(90,456)
Miscellaneous applications	24	(412)	(676)
Total cost of investments acquired	(1,203,583)	(1,792,160)	(2,532,807)

Net change in policy and other loans	(2,438)	(5,288)	(1,867)
Net cash from (for) investments	(169,354)	40,478	(16,192)

Cash from Financing and Miscellaneous Sources:
Borrowed money	—	(76,954)	74,667
Net deposits on deposit-type contract funds and other insurance liabilities	(2,996)	16,669	(3,083)
Other cash provided (applied)	175,718	(41,597)	(186,611)
Net cash from (for) financing and miscellaneous sources	172,722	(101,882)	(115,027)

Net change in cash, cash equivalents and short-term investments	10,641	(32,058)	50,457
Cash, cash equivalents and short-term investments:
Beginning of year	138,092	170,150	119,693
End of year	$148,733	$138,092	$170,150

Cash flow information for non-cash transactions:
Capital contribution to Western-Southern Life Assurance Company in:
the form of debt securities	$—	$—	$120,761
the form of common stock	—	111,484	75,000
Capital contribution to Integrity Life Insurance Company in:
the form of debt securities	—	—	35,644
the form of common stock	—	105,197	18,528
Capital contribution to Columbus Life Insurance Company in the form of common stock	—	40,216	—
Capital contribution from Western & Southern Financial Group in the form of common stock	—	20,003	—
Dividend income received from Columbus Life Insurance Company in the form of debt securities	—	—	23,735

See accompanying notes.

5

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis)

December 31, 2010

1.  Nature of Operations and Significant Accounting Policies

The Western and Southern Life Insurance Company (the Company) is a stock life insurance company that offers individual traditional and whole life insurance policies. The Company is licensed in 43 states and the District of Columbia. For the year ended December 31, 2010, approximately 63.0% of the gross premiums and annuity considerations for the Company were derived from Ohio, Indiana, North Carolina, Illinois, and Pennsylvania. The Company is domiciled in Ohio. The Company is an indirect, wholly-owned subsidiary of Western & Southern Mutual Holding Company (Mutual Holding), a mutual holding company formed pursuant to the insurance regulations of the state of Ohio. Ohio law requires Mutual Holding to hold at least a majority voting interest in the Company. Currently, Mutual Holding indirectly holds 100% of the voting interest through Western & Southern Financial Group, its wholly-owned subsidiary. The Company wholly owns the following insurance entities: Western-Southern Life Assurance Company (WSLAC), Columbus Life Insurance Company (Columbus Life) and Integrity Life Insurance Company (Integrity). Integrity Life Insurance Company wholly owns National Integrity Life Insurance Company (National).

The Company has established and operates a closed block for the benefit of holders of most participating individual ordinary and weekly industrial life insurance policies issued on or before the formation of Mutual Holding in 2000 (the Closed Block). Assets have been allocated to the Closed Block in an amount that is expected to produce cash flows which, together with anticipated revenue from the policies included in the Closed Block, are reasonably expected to be sufficient to support the Closed Block policies, the continuation of policyholder dividends, in aggregate, in accordance with the 2000 dividend scale if the experience underlying such scale continues, and for appropriate adjustments in the dividend scale if the experience changes. Invested assets allocated to the Closed Block consist primarily of high quality debt securities, mortgage loans, policy loans, short-term investments, other invested assets, and securities lending reinvested collateral. Invested assets of $2,547.7 million and $2,506.0 million were allocated to the Closed Block as of December 31, 2010 and 2009, respectively. The assets allocated to the Closed Block inure solely for the benefit of the Closed Block policyholders and will not revert to the benefit of the Company. The purpose of the Closed Block is to protect the policy dividend expectations of these policies after the formation of Mutual Holding. The Closed Block will continue in effect until the last policy in the Closed Block is no longer in force.

6

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Use of Estimates

The preparation of statutory-basis financial statements requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Basis of Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting practices prescribed or permitted by the Ohio Insurance Department (the Department).  The National Association of Insurance Commissioners’ (NAIC) Accounting Practices and Procedures Manual (NAIC SAP) has been adopted as a component of prescribed or permitted practices by the State of Ohio.  These practices differ in some respects from U.S. generally accepted accounting principles (GAAP).  The more significant differences follow.

Investments

Investments in debt securities and mandatory redeemable preferred stocks are reported at amortized cost or fair value based on the NAIC’s rating; for GAAP, such fixed maturity investments are designated at purchase as held-to-maturity, trading or available-for-sale. Held-to-maturity fixed investments are reported at amortized cost, and the remaining fixed maturity investments are reported at fair value with unrealized holding gains and losses reported in operations for those designated as trading and as a separate component of other comprehensive income (loss) for those designated as available-for-sale.

All single class and multi-class mortgage-backed/asset-backed securities (e.g., CMOs) are adjusted for the effects of changes in prepayment assumptions on the related accretion of discount or amortization of premium of such securities using the retrospective method. The prospective method is used to determine amortized cost for securities that experience a decline that is deemed to be other-than-temporary. Securities that are in an unrealized loss position which the Company intends to sell, or does not have the intent and ability to hold until recovery, are written down to fair value as a realized loss.  Securities that are in an unrealized loss position which the Company has the intent and ability to hold until recovery are written down to the extent the present value of expected future cash flows using the security’s effective yield is lower than the amortized cost.  For GAAP purposes, all securities, purchased or retained, that represent beneficial interests in securitized assets (e.g., CMO, CBO, CDO, CLO, MBS and ABS securities), other than high credit quality securities, are adjusted using the prospective method when there is a change in estimated future cash flows. If it is determined that a decline in fair value is other-than-temporary, the cost basis of the security is written down to the extent the present value of expected future cash flows using the security’s effective yield is lower than the amortized cost.  If high credit quality securities are adjusted, the retrospective method is used.

7

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

The Company monitors other investments to determine if there has been an other-than-temporary decline in fair value.  Factors management considers for each identified security include the following:

•                  the extent and length of time the fair value has been below the book/adjusted carry value;

•                  the reasons for the decline in value;

•                  specific credit issues related to the issuer and current economic conditions, including the current and future impact of any specific events;

•                  for structured investments (e.g., residential mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and other structured investments), factors such as overall deal structure and our position within the structure, quality of underlying collateral, delinquencies and defaults, loss severities, recoveries, prepayments and cumulative loss projections are considered;

•                  for all equity securities and other debt securities with credit related declines in fair value, the Company’s intent and ability to hold the security long enough for it to recover its value to book/adjusted carry value;

•                  for all other debt securities with interest related declines in fair value, the Company’s intent to sell the security before recovery of its book/adjusted carry value.

If the decline is judged to be other-than-temporary, an impairment charge to fair value is recorded as a net realized capital loss in the period the determination is made.  Under GAAP, if the decline is judged to be other-than-temporary because the Company has the intent to sell the debt security or is more likely than not to be required to sell the debt security before its anticipated recovery, an impairment charge to fair value is recorded as a net realized capital loss.  If the decline is judged to be other-than-temporary because the Company does not expect to recover the entire amortized cost basis of the security due to expected credit losses, an impairment charge is recorded to net realized capital loss as the difference between amortized cost and the net present value of expected future cash flows discounted at the effective interest rate implicit in the debt security prior to impairment.

Investments in real estate are reported net of required obligations rather than on a gross basis as for GAAP.  Real estate owned and occupied by the Company is included in investments rather than reported as an operating asset as under GAAP, and investment income and operating expenses include rent for the Company’s occupancy of those properties.

Under a formula prescribed by the NAIC, the Company defers the portion of realized capital gains and losses on sales of fixed income investments, principally debt securities and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity based on groupings of individual security sold in 5-year bands. The net deferral is reported as the interest maintenance reserve (IMR) in the accompanying balance sheets. Realized capital gains and losses are reported in income net of federal income tax and transfers to the IMR. Under GAAP, realized capital gains and losses are reported in the statement of operations on a pretax basis in the period that the assets giving rise to the gains or losses are sold.

8

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

The “asset valuation reserve” (AVR) provides a valuation allowance for invested assets. The AVR is determined by an NAIC prescribed formula with changes reflected directly in capital and surplus. AVR is not recognized for GAAP.

Subsidiaries

The accounts and operations of the Company’s subsidiaries are not consolidated with the accounts and operations of the Company as would be required under GAAP.

Policy Acquisition Costs

The costs of acquiring and renewing business are expensed when incurred.  Under GAAP, policy acquisition costs, related to traditional life insurance and certain long-duration accident and health insurance, to the extent recoverable from future policy revenues, would be deferred and amortized over the premium-paying period of the related policies using assumptions consistent with those used in computing policy benefit reserves; for universal life insurance and investment products, to the extent recoverable from future gross profits, deferred policy acquisition costs are amortized generally in proportion to the present value of expected gross profits from surrender charges and investments, mortality, and expense margins.

Nonadmitted Assets

Certain assets designated as “nonadmitted” (principally the prepaid pension asset, the intangible pension asset, investments in unaudited subsidiaries and controlled and affiliated entities and electronic data processing equipment, software, and furniture and other equipment), and other assets not specifically identified as admitted assets within the NAIC’s Accounting Practices and Procedures Manual, are excluded from the accompanying balance sheets and are charged directly to accumulated surplus.  Under GAAP, such assets are included in the balance sheets.

Premiums and Benefits

Revenues for universal life and annuity policies with mortality or morbidity risk, except for guaranteed interest and group annuity contracts, consist of the entire premium received, and benefits incurred represent the total of death benefits paid and the change in policy reserves. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting, and credited directly to an appropriate policy reserve account, without recognizing premium income. Under GAAP, premiums received in excess of policy charges would not be recognized as premium revenue and benefits would represent the excess of benefits paid over the policy account value and interest credited to the account values.

9

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Benefit Reserves

Certain policy reserves are calculated using statutorily prescribed interest and mortality assumptions rather than on estimated expected experience or actual account balances as would be required under GAAP.

Reinsurance

A liability for reinsurance balances is required to be provided for unsecured policy reserves ceded to reinsurers not authorized to assume such business.  Changes to those amounts are credited or charged directly to capital and surplus. Under GAAP, an allowance for amounts deemed uncollectible would be established through a charge to earnings.

Policy and contract liabilities ceded to reinsurers have been reported as reductions of the related reserves rather than as assets as would be required under GAAP.  Commissions allowed by reinsurers on business ceded are reported as income when incurred rather than being deferred and amortized with policy acquisition costs as required under GAAP.

Employee Benefits

For purposes of calculating the Company’s pension and postretirement benefit obligations, only vested participants and current retirees are included in the valuation.  Under GAAP, active participants not currently eligible also would be included.  In addition, unrecognized gains or losses and unrecognized prior service cost are included in other comprehensive income under GAAP.

Deferred Income Taxes

Deferred tax assets are recorded for the amount of gross deferred tax assets expected to be realized in future years, and a valuation allowance is established for deferred tax assets not meeting a more likely than not realization threshold.  Deferred tax assets are limited to 1) the amount of federal income taxes paid in prior years that can be recovered through loss carrybacks for existing temporary differences that reverse by the end of the subsequent calendar year, plus 2) the lesser of the remaining gross deferred tax assets expected to be realized within three years of the balance sheet date or 15% of capital and surplus excluding any net deferred tax assets (realization within one year and 10% prior to 2009), electronic data processing equipment and operating software and any net positive goodwill, plus 3) the amount of remaining gross deferred tax assets that can be offset against existing gross deferred tax liabilities. The remaining deferred tax assets are nonadmitted.  Under GAAP, a deferred tax asset is recorded for the amount of gross deferred tax assets expected to be realized in all future years, and a valuation allowance is established for deferred tax assets not meeting a more likely than not realization threshold.

10

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Policyholder Dividends

Policyholder dividends are recognized when declared rather than over the term of the related policies.

Statements of Cash Flow

Cash, cash equivalents and short-term investments in the statements of cash flow represent cash balances and investments with initial maturities of one year or less. Under GAAP, the corresponding captions of cash and cash equivalents include cash balances and investments with initial maturities of three months or less.

A reconciliation of capital and surplus and net income of the Company as determined in accordance with NAIC SAP to amounts determined in accordance with GAAP as of December 31 and for the year then ended is as follows:

	2010	2009
	(in thousands)
Capital and surplus as reported in the accompanying statutory-basis financial statements	$3,533,606	$3,464,876
Deferred policy acquisition costs	231,190	247,006
Policy reserves	50,012	86,271
Asset valuation and interest maintenance reserves	252,460	160,964
Unrecognized benefit plan adjustments	(919)	(1,948)
Employee benefits	(35,142)	(147,851)
Income taxes	(147,435)	(90,110)
Net unrealized on available-for-sale securities	152,091	31,043
Subsidiary equity	959,601	499,763
Policyholder dividend obligation	(205,132)	(97,600)
Subsidiary reinsurance recoverable	149,999	113,427
Other, net	30,366	31,271
Stockholder’s equity, GAAP basis	$4,970,697	$4,297,112

11

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

	2010	2009	2008
	(in thousands)
Net income (loss) as reported in the accompanying statutory-basis financial statements	$52,269	$78,838	$295,051
Deferred policy acquisition costs	3,966	10,785	(14,198)
Policy reserves	(370)	(3,980)	5,819
Employee benefit income	5,197	3,105	1,096
Income taxes	(33,061)	28,788	33,507
Interest maintenance reserve	(705)	7,080	(6,928)
SAP vs. GAAP subsidiary income	176,928	29,246	(141,219)
Private equity/real estate adjustments	40,333	13,193	15,533
Investment write-downs	1,326	41,872	(20,654)
Recapture fee from elimination of MODCO reinsurance	—	—	(74,122)
Income from subsidiary reinsurance	36,628	(11,696)	(3,524)
Dividends from subsidiaries	(50,000)	—	(50,000)
Other, net	7,562	(1,224)	(35,347)
Net income (loss), GAAP basis	$240,073	$196,007	$5,014

Other significant statutory accounting practices follow.

Investments

Debt securities, preferred stocks, common stocks, and short-term investments are stated at values prescribed by the NAIC, as follows:

Debt securities not backed by other loans are principally stated at amortized cost using the interest method.

Single class and multi-class mortgage-backed/asset-backed securities are valued at amortized cost using the interest method including anticipated prepayments. Prepayment assumptions are obtained from Bloomberg, Trepp, dealer surveys or internal estimates and are based on the current interest rate and economic environment.  The retrospective adjustment method is used to value all such securities except securities that are deemed to be other-than-temporarily impaired and securities that are principal-only or interest-only, which are valued using the prospective method.

Unaffiliated common stocks are reported at fair value utilizing publicly quoted prices from third-party pricing services and the related unrealized capital gains and losses are reported in capital and surplus along with any adjustment for federal income taxes.

12

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Redeemable preferred stocks that have characteristics of debt securities and are rated as high quality or better are reported at cost or amortized cost.  All other redeemable preferred stocks are reported at the lower of cost, amortized cost or fair value.  Nonredeemable preferred stocks are reported at fair value or lower of cost or fair value utilizing publicly quoted prices from third-party pricing services and the related unrealized capital gains and losses are reported in capital and surplus along with any adjustment for federal income taxes.

There are no restrictions on unaffiliated common or preferred stocks.

Short-term investments include investments with remaining maturities of one year or less at the date of acquisition and are principally stated at amortized cost, which approximates fair value.

Cash equivalents are short-term highly liquid investments with original maturities of three months or less and are principally stated at amortized cost, which approximates fair value.

The Company’s insurance subsidiaries are reported at their underlying statutory equity.  The Company’s noninsurance subsidiaries are reported based on underlying audited GAAP equity.  The net change in the subsidiaries’ equity is included in capital and surplus.

Joint ventures, partnerships, and limited liability companies are carried at the Company’s interest in the underlying audited GAAP equity of the investee.  Undistributed earnings allocated to the Company are reported in the change in net unrealized capital gains or losses.  Distributions from earnings of the investees are reported as net investment income when received.  Because of the indirect nature of these investments, there is an inherent reduction in transparency and liquidity and increased complexity in valuing the underlying investments.  As a result, these investments are actively managed by Company management via detailed evaluation of the investment performance relative to risk.

Mortgage loans are reported at unpaid principal balances, less an allowance for impairment.  A mortgage loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all principal and interest amounts due according to the contractual terms of the mortgage agreement.  When management determines foreclosure is probable, the impairment is other than temporary; the mortgage loan is written down to realized value and a realized loss is recognized.

Policy loans are reported at unpaid principal balances.

Real estate occupied by the Company and real estate held for the production of income are reported at depreciated cost net of related obligations. Real estate that the Company has the intent to sell is reported at the lower of depreciated cost or fair value, net of related obligations.  Depreciation is computed by the straight-line method over the estimated useful life of the properties.

13

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Property acquired in the satisfaction of debt is recorded at the lower of cost less accumulated depreciation or fair market value.

Realized capital gains and losses are determined using the specific identification method.

Premiums

Life and accident and health premiums are recognized as revenue when due.  Premiums for annuity policies with mortality and morbidity risk, except for guaranteed interest and group annuity contracts, are also recognized as revenue when due. Premiums received for annuity policies without mortality or morbidity risk and for guaranteed interest and group annuity contracts are recorded using deposit accounting.

Policy Reserves

Life, annuity and accident and health disability benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum or guaranteed policy cash values or the amounts required by the Department. The Company waives deduction of deferred fractional premiums on the death of life and annuity policy insureds and does return any premium beyond the date of death. Surrender values on policies do not exceed the corresponding benefit reserves. Policies issued subject to multiple table substandard extra premiums are valued on the standard reserve basis which recognizes the non-level incidence of the excess mortality costs. Additional reserves are established when the results of cash flow testing under various interest rate scenarios indicate the need for such reserves, or the net premiums exceed the gross premiums on any insurance in-force.

Policy reserves for life insurance and supplemental benefits are computed on the Commissioner’s Reserve Valuation Method.  The following mortality tables and interest rates are used:

	Percentage of Reserves
	2010	2009
Life insurance:
1941 Commissioners Standard Ordinary, 2-1/4% – 3-1/2%	11%	11%
1941 Standard Industrial, 2-1/2% – 3-1/2%	15	15
1958 Commissioners Standard Ordinary, 2-1/2% – 6%	27	27
1980 Commissioners Standard Ordinary, 4% – 6%	36	35
2001 Commissioners Standard Ordinary, 4% – 4-1/2%	4	3
Other, 2-1/2% – 6%	5	6
	98	97
Other benefits (including annuities):
Various, 2-1/2% – 8-1/4%	2	3
	100%	100%

14

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

The mean reserve method is used to adjust the calculated terminal reserve to the appropriate reserve at December 31. Mean reserves are determined by computing the regular mean reserve for the plan at the rated age and holding, in addition, one-half of the extra premium charge for the year. Policies issued after July 1st for substandard lives, are charged an extra premium plus the regular premium for the true age. Mean reserves are based on appropriate multiples of standard rates of mortality. An asset is recorded for deferred premiums net of loading to adjust the reserve for modal premium payments.

For substandard table ratings, mean reserves are based on 125% to 500% of standard mortality rates.  For flat extra ratings, mean reserves are based on the standard or substandard mortality rates increased by one to twenty-five deaths per thousand.

As of December 31, 2010 and 2009, reserves of $34.8 million and $40.1 million, respectively, were recorded on inforce amounts of $1,625.2 million and $1,787.9 million, respectively, for which gross premiums are less than the net premiums according to the standard of valuation required by the Department. The Company anticipates investment income as a factor in the premium deficiency calculation.

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. Tabular interest on funds not involving life contingencies is calculated as one-hundredth of the product of such valuation rate of interest times the mean of the amount of funds subject to such valuation rate of interest held at the beginning and end of the year of valuation.

The establishment of appropriate reserves is an inherently uncertain process, and there can be no assurance that the ultimate liability will not exceed the Company’s policy reserves and have an adverse effect on the Company’s results of operations and financial condition.  Due to the inherent uncertainty of estimating reserves, it has been necessary, and may over time continue to be necessary, to revise estimated future liabilities as reflected in the Company’s policy reserves.

Policyholders’ Dividends

The amount of policyholders’ dividends to be paid (including those on policies included in the Closed Block) is determined annually by the Company’s Board of Directors.  The aggregate amount of policyholders’ dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by the Company.

15

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Policy and Contract Claims

Policy and contract claims in process of settlement represent the estimated ultimate net cost of all reported and unreported claims incurred through December 31, 2010 and 2009.  The reserves for unpaid claims are estimated using individual case-basis valuations and statistical analysis.  These estimates are subject to the effects of trends in claim severity and frequency.  Although considerable variability is inherent in such estimates, management believes that the reserves for claims are adequate.  The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes known; such adjustments are included in current operations.

Reinsurance

Reinsurance premiums and benefits paid or provided are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts.

Securities Lending

At December 31, 2010, the Company has loaned various debt securities, preferred stocks and common stocks as part of a securities lending program administered by The Bank of New York Mellon, of which the fair value is $237.2 million and $75.9 million in the general and separate account, respectively.  At December 31, 2009, the Company had loaned various US Treasury securities and corporate bonds as part of a securities lending program administered by The Bank of New York Mellon, of which the fair value was $134.7 million and $16.0 million in the general and separate account, respectively.  The Company maintains effective control over all loaned securities and, therefore, continues to report such securities as invested assets in the balance sheets.  There is no difference in the policy and procedures for the separate account.

The Company requires at the initial transaction that the fair value of the cash collateral received must be equal to 102% of the fair value of the loaned securities.  The Company monitors the ratio of the fair value of the collateral to loaned securities to ensure it does not fall below 100%.  If the fair value of the collateral falls below 100% of the fair value of the securities loaned, the Company non-admits that portion of the loaned security.  At December 31, 2010 and 2009, the Company did not non-admit any portion of the loaned securities.  The Company reports all collateral on the balance sheet with an offsetting liability recognized for the obligation to return the collateral.  Collateral for the securities lending program is either managed by an affiliated agent of the Company or is managed by the Bank of New York Mellon, an unaffiliated agent.  Collateral managed by an affiliated agent is invested primarily in investment-grade debt securities and cash equivalents and is included in the applicable amount on the balance sheets because the funds are available for the general use of the Company.  Collateral managed by an unaffiliated agent is invested in cash equivalents and is included in securities lending reinvested

16

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

collateral assets on the balance sheet at December 31, 2010.  At December 31, 2009, the collateral managed by an unaffiliated agent was not reported on the balance sheet because it was not available for the general use of the Company. (See the Accounting Changes section in Note 1 for further discussion).

At December 31, 2010, the collateral for all securities on loan could be requested to be returned on demand by the borrower.  At December 31, 2010, the fair value of the total collateral in the general account is $242.8 million, $149.8 million of which is managed by an affiliated agent and $93.0 million of which is managed by an unaffiliated agent.  The fair value of the total collateral in the separate account is $77.9 million, which is all managed by an unaffiliated agent.  At December 31, 2009, the fair value of the total collateral for the general account was $137.1 million, $78.9 million of which was managed by an affiliated agent and $58.2 million of which was managed by an unaffiliated agent. The fair value of the total collateral in the separate account was $15.6 million, which was all managed by an unaffiliated agent.  The Company receives cash collateral in an amount in excess of the fair value of the securities loaned.  The Company reinvests the cash collateral primarily in investment-grade debt securities and cash equivalents.  The aggregate collateral broken out by maturity date is as follows:

	Amortized Cost	Fair Value
	(in thousands)
Open	$—	$—
30 Days or less	247,745	247,431
31 to 60 Days	7,045	7,043
61 to 90 Days	1,011	1,009
91 to 120 Days	1,014	1,015
121 to 180 Days	5,500	5,500
181 to 365 Days	1,004	1,004
1 to 2 Years	—	—
2 to 3 Years	—	—
Greater Than 3 Years	57,655	57,655
Total Collateral	$320,974	$320,657

At December 31, 2010, all of the collateral held for the securities lending program was invested in tradable securities that could be sold and used to pay for the $322.1 million in collateral calls that could come due under a worst-case scenario where all collateral was called simultaneously.

17

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Separate Account

The Company maintains a separate account, which holds all of the Company’s pension plan assets.  The assets of the separate account consist primarily of marketable securities, which are recorded at fair value. All assets are considered legally insulated from the general accounts. There are no separate account liabilities that are guaranteed by the general account. (See Note 10 for further discussion on the general account’s responsibility as it relates to the obligations of the Company’s pension plan.)

The activity within the separate account, including realized and unrealized gains or losses on its investments, has no effect on net income or capital and surplus of the Company.  The Company’s statements of operations reflect annuity payments to pension plan participants and other expenses of the separate account, as well as the reimbursement of such expenses from the separate account.

Federal Income Taxes

The Company files a consolidated income tax return with its eligible subsidiaries.  The provision for federal income taxes is allocated to the individual companies using a separate return method based upon a written tax sharing agreement.  Under the agreement, the benefits from losses of subsidiaries are retained by the subsidiary companies.  The Company pays all federal income taxes due for all members of the group.  The Company then immediately charges or reimburses, as the case may be, the members of the group an amount consistent with the method described in the tax sharing agreement.

The Company includes interest and penalties in the federal income tax line on the statements of operations.

Postretirement Benefits Other Than Pensions

The Company accounts for its postretirement benefits other than pensions on an accrual basis.  The postretirement benefit obligation for current retirees and fully eligible employees is measured by estimating the actuarial present value of benefits expected to be received at retirement using explicit assumptions.

Actuarial and investment gains and losses arising from differences between assumptions and actual experience upon subsequent remeasurement of the obligation may be recognized as a component of the net periodic benefit cost in the current period or amortized.  The net gain or loss will be included as a component of net postretirement benefit cost for a year if, as of the beginning of the year, the unrecognized net gain or loss exceeds ten percent of the postretirement benefit obligation.  That gain or loss, if not recognized immediately, will be amortized over the average life expectancy of the employer’s fully vested and retiree group.

18

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Accounting Changes

In 2010, the Company changed the statutory valuation method for active life group long-term disability coverage from contract reserves to an unearned premium reserve.  SSAP 51, Life Contracts, requires such a change in valuation basis to be recorded directly to surplus rather than as a part of the reserve change recognized in the statement of operations.  The company has recorded an increase of $34.8 million to surplus as a result of the change in valuation basis through the Change in Reserve on Account of Change in Valuation Basis line on the Statement of Changes in Capital and Surplus.

Effective December 31, 2010, the Company adopted Statement of Statutory Accounting Principles No. 91-Revised, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (SSAP 91R).  In accordance with SSAP 91R, the Company changed the method of reporting securities lending transactions.  SSAP 91R requires collateral received which may be sold or repledged to be reflected on the balance sheet, along with the obligation to return the collateral.  Collateral received which may not be sold or repledged is not recorded on the balance sheet.  For securities lending transactions reported on the balance sheet, the collateral received and the reinvestment of that collateral by an affiliated agent is reflected with the invested assets on the balance sheet based on the type of investment and an offsetting liability is recognized for the obligation to return the collateral.  The collateral received and the reinvestment of that collateral by an unaffiliated agent must be reflected as a one-line entry on the balance sheet and an offsetting liability is recognized for the obligation to return the collateral.  Prior to the adoption of SSAP 91R, the Company did not reflect collateral reinvested by an unaffiliated agent on the balance sheet.  At December 31, 2010, SSAP 91R resulted in an increase in securities lending reinvested collateral assets of $93.3 million and an increase in the obligation to return the collateral of $93.3 million.

Effective December 31, 2010, the Company adopted Statement of Statutory Accounting Principles No. 100, Fair Value Measurements (SSAP 100).  SSAP 100 establishes a framework for measuring fair value under current statutory accounting pronouncements that require or permit fair value measurement.  SSAP 100 retains the price notion in the definition of fair value, but clarifies that the exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability in the most advantageous market for that asset or liability.  SSAP 100 also clarifies that fair value measurement should be based on market, not entity specific, assumptions that include an adjustment for risk if the market would use such an adjustment in pricing.  SSAP 100 also establishes a three-level fair value measurement hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The highest priority is given to quoted market prices and the lowest priority to unobservable inputs where there is little or no market activity for the asset or liability.  The adoption of SSAP 100 did not have a material impact on the Company’s financial statements.  See Note 3 for further information.

19

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

Effective July 1, 2009, the Company adopted Statement of Statutory Accounting Principles No. 43-Revised, Loan-backed and Structured Securities (SSAP 43R).  In accordance with SSAP 43R, the Company changed the method of evaluating and reporting loan-backed and structured securities for which an other-than-temporary impairment may exist.  SSAP 43R requires loan-backed and structured securities in an unrealized loss position which the Company intends to sell or does not have the intent and ability to hold until recovery to be written down to fair value as a realized loss.  SSAP 43R requires loan-backed and structured securities in an unrealized loss position which the Company has the intent and ability to hold until recovery to be written down to the extent the present value of expected future cash flows is lower than the amortized cost.  SSAP 43R also requires a one time cumulative effect adjustment to change the amortized cost of loan-backed and structured securities to the present value of expected future cash flows at July 1, 2009, for securities still held where an other-than-temporary impairment was previously recognized under SSAP 43, Loan-backed and Structured Securities, or for securities where discounting to present value caused the expected future cash flows to be less than amortized cost at July 1, 2009.  As a result, the Company recorded a cumulative effect adjustment in the amount of $8.2 million through cumulative effect of change in accounting principle on the statements of changes in capital and surplus which represents the increase to unassigned surplus from the adoption of SSAP 43R.  The cumulative effect adjustment is net of federal income taxes of $4.4 million.  SSAP 43R resulted in an increase in bonds of $12.6 million and a decrease in deferred tax assets of $4.4 million.

Effective December 31, 2009, the Company adopted Statement of Statutory Accounting Principles 10R, Income Taxes — Revised, A Temporary Replacement of SSAP No. 10 (SSAP 10R).  SSAP 10R amends the deferred tax asset admittance test set forth in SSAP 10, Income Taxes, by using a three year realization threshold and a fifteen percent of statutory capital and surplus threshold in applying the standard.  The adoption of SSAP 10R resulted in an increase to statutory surplus of $17.3 million at December 31, 2009.  SSAP 10R is effective for 2009, 2010 and 2011 financial statements only.  SSAP 10 will be reinstated as authoritative guidance over the reporting of income taxes if subsequent guidance regarding the admissibility of deferred tax assets is not adopted before the end of the effective period.

20

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

1.  Nature of Operations and Significant Accounting Policies (continued)

For the year beginning January 1, 2009, the Company adopted Statement of Statutory Accounting Principles 99, Accounting for Certain Securities Subsequent to an Other-Than-Temporary Impairment (SSAP 99).  SSAP 99 supersedes guidance in SSAP 26, Bonds, excluding Loan-backed and Structured Securities, SSAP 32, Investments in Preferred Stock, SSAP 43, Loan-backed and Structured Securities, and amends SSAP 34, Investment Income Due and Accrued, by establishing guidance for the treatment of discounts related to particular securities following the recognition of an other-than-temporary impairment.  SSAP 99 establishes that the fair value of the security at the measurement date becomes the new cost basis of the security and that subsequent recoveries in fair value are to be amortized over the remaining life of the security in the prospective manner based on future estimated cash flows for debt securities and redeemable preferred stocks and based on the projected remaining period of principal repayment for loan-backed and structured securities.  This treatment is a change from previous guidance that did not permit recognition of recoveries in fair value until a security was sold or matured.  The adoption of SSAP 99 is prospective.

Reclassifications

Certain prior year amounts in the Company’s statutory-basis financial statements have been reclassified to conform to the 2010 financial statement presentation.

Subsequent Events

The Company recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the Balance Sheet date.  For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such an estimate cannot be made.  Management has evaluated subsequent events through the issuance of these financial statements on April 25, 2011.

21

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments

The book/adjusted carrying value and fair value of the Company’s investments in debt securities are summarized as follows:

	Book/ Adjusted Carrying Value	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2010:
U.S. Treasury securities and obligations of U.S. government corporation and agencies	$38,998	$3,523	$(635)	$41,886
Debt securities issued by states of the U.S. and political subdivisions of the states	47,732	710	(561)	47,881
Corporate securities	2,316,100	236,299	(9,660)	2,542,739
Commercial mortgage-backed securities	199,091	7,964	(22)	207,033
Residential mortgage-backed securities	724,305	15,222	(60,320)	679,207
Asset-backed securities	66,341	3,494	(2,757)	67,078
Total	$3,392,567	$267,212	$(73,955)	$3,585,824

At December 31, 2009:
U.S. Treasury securities and obligations of U.S. government corporation and agencies	$153,700	$2,567	$(165)	$156,102
Debt securities issued by states of the U.S. and political subdivisions of the states	20,826	83	(595)	20,314
Corporate securities	2,293,237	155,840	(35,219)	2,413,858
Commercial mortgage-backed securities	170,608	3,670	(500)	173,778
Residential mortgage-backed securities	786,430	8,874	(104,391)	690,913
Asset-backed securities	79,811	3,386	(4,081)	79,116
Total	$3,504,612	$174,420	$(144,951)	$3,534,081

22

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

At December 31, 2010 and 2009, the Company held unrated or less-than-investment grade corporate debt securities with a book value of $285.3 million and $307.3 million, respectively, and an aggregate fair value of $249.4 million and $249.3 million, respectively. Such holdings amounted to 8.4% and 8.8%, respectively, of the Company’s investments in debt securities and 3.4% and 3.9%, respectively, of the Company’s total admitted assets as of December 31, 2010 and 2009.  The Company performs periodic evaluations of the relative credit standing of the issuers of these debt securities.  The Company considers these evaluations in its overall investment strategy.

Unrealized gains and losses on investments in unaffiliated common stocks, common stock mutual funds and common stocks of subsidiaries are reported directly in capital and surplus and do not affect net income. The unrealized gains and unrealized losses on, and the cost and fair value of those investments are as follows:

		Gross	Gross
		Unrealized	Unrealized	Fair
	Cost	Gains	Losses	Value
	(in thousands)
At December 31, 2010:
Preferred stocks	$334	$1	$—	$335

Common stocks, unaffiliated	$617,053	$343,234	$(8,681)	$951,606
Common stocks, mutual funds	81,583	8,106	(437)	89,252
Common stocks, subsidiaries	1,453,548	376,497	—	1,830,045
	$2,152,184	$727,837	$(9,118)	$2,870,903

At December 31, 2009:
Preferred stocks	$2,401	$1	$—	$2,402

Common stocks, unaffiliated	$420,464	$268,355	$(15,473)	$673,346
Common stocks, mutual funds	81,777	2,392	(5,141)	79,028
Common stocks, subsidiaries	1,453,549	360,474	(24,765)	1,789,258
	$1,955,790	$631,221	$(45,379)	$2,541,632

23

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

The following table shows gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	Unrealized Losses Less Than 12 Months		Unrealized Losses Greater Than or Equal To 12 Months
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2010:
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$(635)	$14,301	$—	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	(561)	19,295	—	—
Corporate securities	(4,140)	133,723	(5,520)	58,429
Commercial mortgage-backed securities	(22)	5,715	—	—
Residential mortgage-backed securities	(1,048)	30,484	(59,272)	237,645
Asset-backed securities	—	—	(2,757)	23,393
Total	$(6,406)	$203,518	$(67,549)	$319,467

Preferred stocks	$—	$—	$—	$—

Common stocks, unaffiliated	$(7,479)	$117,664	$(1,202)	$17,829
Common stocks, mutual funds	(85)	11,080	(352)	4,069
Total	$(7,564)	$128,744	$(1,554)	$21,898

24

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

	Unrealized Losses Less Than 12 Months		Unrealized Losses Greater Than or Equal To 12 Months
	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value
	(in thousands)
At December 31, 2009:
U.S. Treasury securities and obligation of U.S. government corporations and agencies	$(165)	$104,418	$—	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	(24)	4,976	(571)	8,004
Corporate securities	(3,432)	190,665	(31,787)	238,036
Commercial mortgage-backed securities	(500)	62,098	—	—
Residential mortgage-backed securities	(5,148)	126,133	(99,243)	231,602
Asset-backed securities	—	—	(4,081)	32,269
Total	$(9,269)	$488,290	$(135,682)	$509,911

Preferred stocks	$—	$—	$—	$—

Common stocks, unaffiliated	$(1,943)	$23,079	$(13,530)	$136,539
Common stocks, mutual funds	—	9	(5,141)	36,217
Total	$(1,943)	$23,088	$(18,671)	$172,756

Investments that are impaired at December 31, 2010 and 2009, for which other-than-temporary impairments have not been recognized, consist mainly of corporate debt securities, residential mortgage-backed securities and unaffiliated common stocks.  The impairment of these corporate debt securities, residential mortgage-backed securities and unaffiliated common stocks has been deemed as temporary due to the assigned rating and the typical fair value fluctuations of these particular securities in the marketplace, as well as the Company’s intent and ability to hold the securities to recovery, or in the case of interest rate related declines, lack of intent to sell the securities.  For residential mortgage-backed securities, the determination of temporary impairment was also based on an evaluation of the present value of expected future cash flows, which were greater than the book adjusted/carrying values of the securities.  The aggregated unrealized loss is approximately 11.0% and 12.2% of the carrying value of these securities at December 31, 2010 and 2009, respectively.  At December 31, 2010, there were a total of 253 securities held that are considered temporarily impaired, 95 of which have been impaired for 12 months or longer.  At December 31, 2009, there were a total of 378 securities held that are considered temporarily impaired, 218 of which had been impaired for 12 months or longer.  The Company recorded other-than-temporary impairments on securities of $11.6 million, $76.9 million and $103.0 million for the years ended December 31, 2010, 2009 and 2008, respectively.

25

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

The following is a list of each loan-backed security with a recognized other-than-temporary impairment (OTTI) for the year ended December 31, 2010, and the six month period ended December 31, 2009, where the present value of future cash flows expected to be collected was less than the amortized cost basis of the securities:

CUSIP	Book/Adj Carrying Value Amortized Cost Before Current Period OTTI	Present Value of Future Cash Flows	Recognized Other- Than- Temporary Impairment	Amortized Cost After Other- Than- Temporary Impairment	Fair Value	Date of Other- Than- Temporary Impairment
(in thousands)
For the year ended December 31, 2010:

74922EAF6	$408	$396	$12	$396	$321	12/31/2010
75970JAD8	1,605	1,464	141	1,464	1,282	12/31/2010
872225AF4	966	563	403	563	359	12/31/2010
12668BYF4	1,747	1,644	103	1,644	1,281	9/30/2010
75970JAJ5	8,188	7,043	1,145	7,043	4,312	9/30/2010
021468AG8	3,318	3,062	256	3,062	2,358	6/30/2010
02148JAD9	3,873	3,626	247	3,626	2,749	6/30/2010
12628KAA0	63	51	12	51	51	6/30/2010
45660L2V0	6,712	6,430	282	6,430	4,863	6/30/2010
52521HAJ2	3,040	2,917	123	2,917	2,286	6/30/2010
61749EAF4	3,053	2,790	263	2,790	1,890	6/30/2010
75970JAJ5	8,411	8,238	173	8,238	4,866	6/30/2010
76112HAD9	17,087	15,172	1,915	15,172	11,819	6/30/2010
872225AF4	1,787	950	837	950	564	6/30/2010
Total	$60,258	$54,346	$5,912	$54,346	$39,001

For the six month period ended December 31, 2009:

12668BYF4	$1,838	$1,749	$89	$1,749	$1,377	12/31/2009
65538PAF5	8,207	8,023	184	8,023	5,764	12/31/2009
75970JAJ5	8,744	8,446	298	8,446	5,038	12/31/2009
761118MD7	21,594	20,588	1,006	20,588	14,524	12/31/2009
059515BF2	3,810	3,349	461	3,349	2,735	9/30/2009
872225AF4	2,990	1,846	1,144	1,846	803	9/30/2009
Total	$47,183	$44,001	$3,182	$44,001	$30,241

26

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

The Company had no other-than-temporary impairments on loan-backed securities for the year ended December 31, 2010, and the six month period ended December 31, 2009, due to the intent to sell the security or the inability or lack of intent to retain the investment in the security for a period of time sufficient to recover the amortized cost basis of the security.

A summary of the cost or amortized cost and fair value of the Company’s debt securities at December 31, 2010, by contractual maturity, is as follows:

	Book/Adjusted	Fair
	Carrying Value	Value
	(in thousands)
Years to maturity:
One or less	$78,140	$79,356
After one through five	442,040	467,932
After five through ten	525,089	573,867
After ten	1,357,561	1,511,351
Mortgage-backed/Asset-backed securities	989,737	953,318
Total	$3,392,567	$3,585,824

The expected maturities in the foregoing table may differ from contractual maturities because certain borrowers have the right to call or prepay obligations with or without call or prepayment penalties and because asset-backed and mortgage-backed securities (including floating-rate securities) provide for periodic payments throughout their lives.

Proceeds from sales of investments in debt securities during 2010, 2009 and 2008 were $316.1 million, $723.8 million, and $789.8 million; gross gains of $6.6 million, $15.3 million, and $5.8 million and gross losses of $1.8 million, $8.7 million, and $6.0 million were realized on these sales in 2010, 2009 and 2008, respectively.

Proceeds from the sales of investments in equity securities during 2010, 2009 and 2008 were $316.0 million, $438.7 million, and $1,046.2 million; gross gains of $55.0 million, $130.0 million, and $245.5 million and gross losses of $14.1 million, $51.5 million, and $125.8 million were realized on these sales in 2010, 2009 and 2008, respectively.

27

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

2.  Investments (continued)

Realized capital gains (losses) are reported net of federal income taxes and amounts transferred to the IMR as follows for the year ended December 31:

	2010	2009	2008
	(in thousands)
Realized capital gains (losses)	$34,615	$65,783	$83,267
Less amount transferred to IMR (net of related taxes (benefits) of $1,587 in 2010, $5,827 in 2009 and ($1,225) in 2008)	2,948	10,823	(2,275)
Less federal income tax expense (benefit) of realized capital gains (losses)	11,783	27,556	23,818
Net realized capital gains (losses)	$19,884	$27,404	$61,724

Net investment income consisted of the following for the years ended December 31:

	2010	2009	2008
	(in thousands)
Debt securities	$200,231	$194,731	$190,830
Equity securities	72,657	37,725	129,017
Mortgage loans	3,021	2,989	3,681
Real estate	13,614	18,219	21,310
Policy loans	11,312	11,143	10,581
Cash, cash equivalents and short-term investments	521	1,533	6,913
Other invested assets	17,382	16,340	38,374
Other	856	2,192	5,849
Gross investment income	319,594	284,872	406,555
Investment expenses	18,390	20,214	22,393
Net investment income	$301,204	$264,658	$384,162

The Company’s investments in mortgage loans principally involve commercial real estate. At December 31, 2010, 76.7% of such mortgages, or $29.6 million, involved properties located in Texas and Florida.  Such investments consist of primarily first mortgage liens on completed income-producing properties. The aggregate mortgage outstanding to any one borrower does not exceed $13.6 million.  During 2010, no new mortgage loans were issued.  At the issuance of a loan, the percentage of any one loan to value of security, exclusive of insured, guaranteed or purchase money mortgage did not exceed 80%.  During 2010, the Company did not reduce interest rates on any outstanding mortgages.

Proceeds from the sales of real estate during 2010, 2009 and 2008 were $4.5 million, $25.9 million and $8.4 million, respectively.  No gross gains or losses were realized on the sales of real estate in 2010, 2009 and 2008.

28

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments

Included in various investment-related line items in the financial statements are certain financial instruments carried at fair value.  Other financial instruments are periodically measured at fair value such as when impaired or, for certain bonds and preferred stocks, when carried at the lower of cost or market.

The Company uses fair value measurements to record the fair value of certain assets and liabilities and to estimate the fair value of financial instruments not recorded at fair value but required to be disclosed at fair value.  Certain financial instruments, particularly policyholder liabilities other than investment-type contracts, are excluded from this fair value discussion.

Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The Company’s financial assets and liabilities carried at fair value have been classified, for disclosure purposes, based on the following hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels.  The Company’s policy is to recognize transfers in and transfers out of levels at the end of the reporting period.

•                  Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities. The Company’s Level 1 assets and liabilities primarily include exchange traded equity securities and mutual funds, including those which are part of the Company’s separate account assets.

•                  Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. The Company’s Level 2 assets and liabilities primarily include debt securities within the Company’s separate account for which public quotations are not available but that are priced by third-party pricing services or internal models using observable inputs.

•                  Level 3 — Significant unobservable inputs for the asset or liability. The Company’s Level 3 assets and liabilities primarily include certain debt securities and private equity securities within the Company’s separate account that must be priced using broker quotes or other valuation techniques that utilize significant unobservable inputs.

The following discussion describes the valuation methodologies utilized by the Company for assets and liabilities measured or disclosed at fair value. Fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including discount rates, estimates of timing, amount of expected future cash flows and the credit standing of the issuer. Such estimates do not consider the tax impact of the realization of unrealized gains or losses. For Level 3 investments, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial instrument. As described below,

29

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

certain fair values are determined through the use of third-party pricing services. Management does not adjust prices received from third parties; however, we do analyze the third-party pricing services’ valuation methodologies and related inputs and perform additional evaluation to determine the appropriate level within the fair value hierarchy.  Care should be exercised in deriving conclusions about the Company’s business, its value or financial position based on the fair value information of financial instruments presented below.

Debt Securities

The fair values of actively traded debt securities have been determined through the use of third-party pricing services utilizing market observable inputs.  Less liquid private placement securities, auction rate securities and asset/mortgage-backed securities for which the Company does not receive public quotations or if the Company deems the quotations to reflect distressed sales are valued using either broker quotes or by discounting the expected cash flows using current market-consistent rates applicable to the yield, credit quality and maturity of each security.

Equity Securities

The fair values of actively traded equity securities have been determined utilizing publicly quoted prices obtained from third-party pricing services. The fair values of certain equity securities for which no publicly quoted prices are available have been determined through the use of third-party pricing services utilizing market observable inputs. Actively traded mutual funds are valued using the net asset values of the funds.

Mortgage Loans

The fair values for mortgage loans, consisting principally of commercial real estate loans, are estimated using discounted cash flow analyses, using interest rates currently being offered for similar loans collateralized by properties with similar investment risk.  The fair values for mortgage loans in default are established at the lower of the fair value of the underlying collateral less costs to sell or the carrying amount of the loan.

Cash, Cash Equivalents and Short-Term Investments

The fair values of cash, cash equivalents and short-term investments are based on quoted market prices.

30

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

Securities Lending Reinvested Collateral Assets

The fair value of securities lending reinvested collateral assets are from third-party sources utilizing publicly quoted prices.

Assets Held in Separate Accounts

Assets held in separate accounts include debt securities, equity securities, mutual funds and private equity investments. The fair values of these assets have been determined using the same methodologies as for debt and equity securities.

Reserves

Fair values for insurance reserves are not required to be disclosed. However, the estimated fair values of all insurance reserves and investment contracts are taken into consideration in the Company’s overall management of interest rate risk.

Securities Lending Liability

The liability represents the Company’s obligation to return collateral related to securities lending transactions.  The liability is short-term in nature and therefore, the fair value of the obligation approximates the carrying amount.

31

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

At December 31, 2009, the Company held financial instruments which were measured at fair value on a non-recurring basis, which primarily included NAIC 6 debt securities required to be reported at the lower of cost or fair value.  At December 31, 2010, SSAP 100 clarified that securities reported at the lower of cost or fair value based on NAIC designation should be classified as recurring regardless if the security was reported in the previous period at amortized cost.  Therefore, additional financial instruments have been included on the reconciliation for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010.  The additional financial instruments may cause the January 1, 2010 beginning asset/(liability) to differ from the December 31, 2009 ending asset/(liability).  (See the Accounting Changes section in Note 1 for further discussion.)

Assets and liabilities measured at fair value on a recurring basis are outlined below:

	Assets/ (Liabilities) Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
At December 31, 2010:
Assets:
Residential mortgage-backed securities	$324	$—	$—	$324
Common stocks, unaffiliated	951,606	951,606	—	—
Common stocks, mutual funds	89,252	89,252	—	—
Separate account assets	808,003	506,934	146,994	154,075
Total assets	$1,849,185	$1,547,792	$146,994	$154,399

At December 31, 2009:
Assets:
Common stocks, unaffiliated	$673,346	$673,346	$—	$—
Common stocks, mutual funds	79,028	79,028	—	—
Separate accounts assets	692,470	369,106	193,663	129,701
Total assets	$1,444,844	$1,121,480	$193,663	$129,701

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy.

32

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2010, is as follows:

								Changes in
								Unrealized
								Gains
	Beginning							(Losses)
	Asset/	Total			Purchases,		Ending Asset/	Included in
	(Liability)	Realized/Unrealized Gains			Sales,		(Liability)	Net Income
	as of	(Losses) Included in*:			Issuances	Transfers	as of	Related to
	January 1,	Net			and	In (Out)	December 31,	Positions
	2010	Income	Surplus	Other	Settlements	of Level 3	2010	Still Held
	(in thousands)
Assets:
Residential mortgage-backed securities	$804	$(1,241)	$788	$—	$(27)	$—	$324	$—
Separate account assets	141,149	—	—	14,450	(1,524)	—	154,075	—
Total Assets	$141,953	$(1,241)	$788	$14,450	$(1,551)	$—	$154,399	$—

*     Gains and losses for assets held in separate accounts do not impact net income or surplus as the change in value of assets held in separate accounts is offset by a change in value of liabilities related to separate accounts.

The reconciliation for all assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2009, is as follows:

Changes in
Unrealized
Gains
	Beginning							(Losses)
	Asset/	Total			Purchases,		Ending Asset/	Included in
	(Liability)	Realized/Unrealized Gains			Sales,		(Liability)	Net Income
	as of	(Losses) Included in*:			Issuances	Transfers	as of	Related to
	January 1,	Net			and	In (Out)	December 31,	Positions
	2009	Income	Surplus	Other	Settlements	of Level 3	2009	Still Held
(in thousands)
Assets:
Separate account assets	$104,636	$—	$—	$14,065	$11,000	$—	$129,701	$—

*     Gains and losses for assets held in separate accounts do not impact net income or surplus as the change in value of assets held in separate accounts is offset by a change in value of liabilities related to separate accounts.

The Company did not have any significant assets or liabilities measured at fair value on a nonrecurring basis as of December 31, 2010 and 2009.

33

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

3.  Fair Values of Financial Instruments (continued)

The carrying amounts and fair values of the Company’s significant financial instruments follow.

	December 31, 2010		December 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(in thousands)
Assets:
Debt securities	$3,392,567	$3,585,824	$3,504,612	$3,534,081
Preferred stocks	334	335	2,401	2,402
Common stocks, unaffiliated	951,606	951,606	673,346	673,346
Common stocks, mutual funds	89,252	89,252	79,028	79,028
Mortgage loans	38,567	40,948	44,950	45,535
Cash, cash equivalents and short-term investments	148,733	148,733	138,092	138,092
Securities lending reinvested collateral assets	93,284	92,970	—	—
Separate account assets	808,003	808,003	692,470	692,470

Liabilities:
Securities lending liability	$244,025	$244,025	$79,707	$79,707

34

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

4.  Related Party Transactions

The Company owns a 100% interest in WSLAC, whose carrying value is $1,032.3 million at December 31, 2010.  The Company carries WSLAC at its underlying statutory equity, which exceeds 10% of the admitted assets of the Company.  The accounting policies of WSLAC are the same as those of the Company described in Note 1.  The summary financial data for WSLAC is as follows:

Balance Sheets (Statutory-Basis)

	December 31
	2010	2009
	(in thousands)
Admitted Assets
Cash and invested assets:
Debt securities	$10,004,546	$9,386,756
Preferred and common stocks	147,685	123,786
Investment in common stock of subsidiaries	8,929	6,633
Mortgage loans	724,580	671,744
Policy loans	45,371	46,792
Real estate, held for the production of income	26,134	26,300
Cash, cash equivalents and short-term investments	393,869	272,888
Receivable for securities	4,619	4,581
Securities lending reinvested collateral assets	28,377	—
Other invested assets	100,138	92,742
Total cash and invested assets	11,484,248	10,632,222

Investment income due and accrued	109,296	104,667
Premiums deferred and uncollected	21,204	19,034
Net deferred income tax asset	34,546	52,939
Other admitted assets	19,858	8,551
Separate account assets	56,188	67,286
Total admitted assets	$11,725,340	$10,884,699

35

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

4.  Related Party Transactions (continued)

Balance Sheets (Statutory-Basis)

	December 31
	2010	2009
	(in thousands)
Liabilities and Capital and Surplus
Liabilities:
Policy and contract liabilities:
Life and annuity reserves	$8,725,764	$8,294,121
Liability for deposit-type contracts	1,272,868	1,197,738
Policy and contract claims	9,893	10,532
Premiums received in advance	399	555
Total policy and contract liabilities	10,008,924	9,502,946

General expense due and accrued	5,617	5,314
Current federal income taxes payable to parent	13,374	22,927
Transfer to (from) separate accounts due and accrued, net	(3,727)	(2,770)
Asset valuation reserve	69,891	14,032
Interest maintenance reserve	4,603	—
Other liabilities	46,989	25,429
Dividends to stockholders declared and unpaid	25,000	—
Payable for securities lending	466,148	244,495
Separate account liabilities	56,188	67,286
Total liabilities	10,693,007	9,879,659

Capital and surplus:
Common stock, $1 par value, authorized 10,000 shares, issued and outstanding 2,500 shares	2,500	2,500
Paid-in surplus	761,308	761,308
Accumulated surplus	268,525	241,232
Total capital and surplus	1,032,333	1,005,040
Total liabilities and capital and surplus	$11,725,340	$10,884,699

36

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

4.  Related Party Transactions (continued)

Statements of Operations (Statutory-Basis)

	Year Ended December 31
	2010	2009
	(in thousands)
Premiums and other revenues:
Premiums and annuity considerations	$1,024,683	$1,196,681
Net investment income	602,096	584,333
Considerations for supplementary contracts with life contingencies	2,831	2,075
Amortization of the interest maintenance reserve	396	(2,036)
Fees from management of separate accounts	2,374	863
Total premiums and other revenues	1,632,380	1,781,916

Benefits paid or provided:
Death benefits	83,336	78,399
Annuity benefits	198,285	212,072
Disability and accident and health benefits	2,840	2,825
Surrender benefits	580,771	560,611
Payments on supplementary contracts with life contingencies	309	350
Other benefits	61,690	61,502
Increase (decrease) in policy reserves and other policyholders’ funds	431,644	623,562
Total benefits paid or provided	1,358,875	1,539,321

Insurance expenses and other deductions:
Commissions	66,273	76,787
General expenses	72,888	70,212
Net transfers to (from) separate accounts	(17,479)	(14,862)
Other deductions	11,023	6,334
Total insurance expenses and other deductions	132,705	138,471

Gain (loss) from operations before federal income tax expense and net realized capital gains (losses)	140,800	104,124
Federal income tax expense (benefit), excluding tax on capital gains	37,888	11,517
Gain (loss) from operations before net realized capital gains (losses)	102,912	92,607
Net realized capital gains (losses) (excluding gains (losses) transferred to IMR and capital gains tax)	(22,312)	(149,996)
Net income (loss)	$80,600	$(57,389)

37

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

4.  Related Party Transactions (continued)

Intercompany fees for management services provided to the Company’s subsidiaries, both direct and indirect, included in net income of the Company were as follows:

	2010	2009	2008
	(in thousands)
WSLAC	$75,784	$72,767	$68,503
Columbus Life	5,711	5,629	5,634
Integrity	10,204	11,620	11,901
National	7,903	7,662	7,290
Total	$99,602	$97,678	$93,328

The Company has an equity interest in certain partnerships that made payments of principal and interest under mortgage financing arrangements to WSLAC in the amount of $27.9 million, $18.8 million and $19.0 million in 2010, 2009 and 2008, respectively. The principal balance of the mortgage financing arrangements with WSLAC was $261.3 million and $239.9 million at December 31, 2010 and 2009, respectively.

At December 31, 2010 and 2009, the Company had $89.3 million and $79.0 million, respectively, invested in the Touchstone Funds, which are mutual funds administered by Touchstone Advisors, Inc., an indirect subsidiary of the Company.

At December 31, 2010, the Company accrued $100.0 million for a dividend to be paid in the form of cash to its parent, Western & Southern Financial Group, Inc.  The dividend was paid on January 3, 2011.

At December 31, 2010, the Company accrued a dividend of $25.0 million to be received in the form of cash from WSLAC.  The dividend was received on January 3, 2011.

At December 31, 2010, the Company accrued a dividend of $25.0 million to be received in the form of cash from Columbus Life.  The dividend was received on January 3, 2011.

On September 16, 2009, the Company made capital contributions in the amount of $111.5 million, $40.2 million and $105.2 million to its subsidiaries, WSLAC, Columbus Life and Integrity, respectively.  The contributions were in the form of common stocks at fair value.

On November 11, 2009, the Company received a capital contribution from its parent, Western & Southern Financial Group, Inc., in the amount of $20.0 million.  The contribution was in the form of common stock at fair value.

During 2008, the Company made capital contributions of $269.9 million to WSLAC. The capital contributions consisted of $75.0 million in common stocks at fair value, which were contributed on October 23, 2008, $74.1 million of cash, which was contributed on October 31, 2008, and $120.8 million of debt securities at fair value, which were contributed on December 22, 2008.

38

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

4.  Related Party Transactions (continued)

During 2008, the Company made capital contributions of $102.1 million to Integrity.  The capital contributions consisted of $20.0 million in cash, which was contributed on June 30, 2008, $18.5 million in common stocks at fair value, which were contributed on August 25, 2008, and $35.6 million in debt securities at fair value and $20.0 million in cash, which were contributed on December 29, 2008.  On December 30, 2008, the Company accrued an $8.0 million capital contribution to be paid in cash to Integrity.  The cash was contributed on January 20, 2009.

On December 11, 2008, the Company received a dividend of $50.0 million from Columbus Life.  The dividend consisted of $23.7 million in debt securities at fair value and $26.3 million in cash.  The dividend was extraordinary, which means that it required prior approval from the Department.

The Company has entered into multiple reinsurance agreements with affiliated entities.  See Note 5 for further description.

39

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

5.  Reinsurance

Certain premiums and benefits are assumed from and ceded to other insurance companies under various reinsurance agreements.  The ceded reinsurance agreements provide the Company with increased capacity to write larger risks and maintain its exposure to loss within its capital resources.

Prior to October 31, 2008, the Company had two modified coinsurance (MODCO) agreements with its subsidiary, WSLAC, whereby the Company assumed certain universal life business issued by its subsidiary prior to 2004.  Under the terms of the agreements, the subsidiary retained the reserves and the related assets of this business. The Company recorded, in its statements of operations, premiums less experience refunds, commissions, adjustments to reserves as specified in the agreement, benefits incurred and other related expenses of this business.

On October 31, 2008, the two aforementioned MODCO agreements covering universal life products written by the Company’s subsidiary, WSLAC, were terminated by the ceding company.  In connection with the transfer to WSLAC of the obligation to support the risk of these policies, $776.0 million was recorded in both the reserve adjustments from elimination of MODCO reinsurance agreement and in the change in reserve from elimination of MODCO reinsurance agreement lines on the statements of operations.  One of the agreements provided that a recapture fee, calculated in the amount of $74.1 million, be paid to the Company from WSLAC.  The recapture fee was received by the Company on October 31, 2008, and is recorded in the recapture fee from elimination of MODCO reinsurance agreement line on the statements of operations.

The Company also has a MODCO coinsurance agreement with Integrity, whereby the Company assumes structured settlements, guaranteed rate option annuities, and accumulation products written before July 1, 2002.  Under the terms of the agreement, Integrity retains the reserves and the related assets of this business.

The Company has a ceded reinsurance agreement with Columbus Life.  Under the reinsurance agreement, Columbus Life reinsures the former liabilities of Columbus Mutual, a former affiliate, which was merged into the Company.  Life and accident and health reserves ceded from the Company to Columbus Life totaled $654.9 million and $674.2 million at December 31, 2010 and 2009, respectively.

The Company has entered into a retrocession reinsurance agreement with RGA Reinsurance Company.  This coinsurance agreement reinsures certain extended-term life insurance policy reserves totaling $15.1 million and $16.6 million at December 31, 2010 and 2009, respectively.

Certain premiums and benefits are ceded to other insurance companies under various reinsurance agreements. The majority of the ceded business is due to ceding substandard business to reinsurers (facultative basis).

40

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

5.  Reinsurance (continued)

In 2006, the Company entered into a yearly renewable term reinsurance agreement with Lafayette Life Insurance Company (Lafayette Life), an affiliated entity, whereby the Company provides reinsurance coverage on certain life products and associated riders as this coverage is recaptured by Lafayette Life from unaffiliated reinsurers.  Life reserves ceded from Lafayette Life to the Company under this agreement totaled $1.0 million and $0.9 million at December 31, 2010 and 2009, respectively.

The effects of reinsurance on premiums, annuity considerations and deposit-type funds are as follows for the year ended December 31:

	2010	2009	2008
	(in thousands)
Direct premiums	$289,174	$292,220	$292,948
Assumed premiums:
Affiliates	2,838	226	80,617
Non-affiliates	—	—	—
Ceded premiums:
Affiliates	—	—	—
Non-affiliates	(5,884)	(5,981)	(9,613)
Net premiums	$286,128	$286,465	$363,952

The Company’s ceded reinsurance arrangements reduced other certain items in the accompanying financial statements by the following amounts as of and for the year ended December 31:

	2010	2009	2008
	(in thousands)
Benefits paid or provided:
Affiliates	$—	$—	$—
Non-affiliates	2,991	2,682	5,739
Policy and contract liabilities:
Affiliates	654,948	674,214	701,573
Non-affiliates	16,932	15,067	13,009

During 2010, 2009, and 2008, the Company did not write off any reinsurance balances as a charge to operations.

41

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

5.  Reinsurance (continued)

Other than as described above, neither the Company nor any of its related parties control, directly or indirectly, any reinsurers with whom the Company conducts business.  No policies issued by the Company have been reinsured with a foreign company, which is controlled, either directly or indirectly, by a party not primarily engaged in the business of insurance.  The Company does not have any reinsurance agreements in effect under which the reinsurer may unilaterally cancel the agreement.  At December 31, 2010, there are no reinsurance agreements in effect such that the amount of losses paid or accrued exceed the total direct premium collected.  The Company remains obligated for amounts ceded in the event that the reinsurers do not meet their obligations.

There would be no reduction in capital and surplus at December 31, 2010, if all reinsurance agreements were cancelled.

42

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes

The Company and its subsidiaries file a consolidated federal income tax return. Amounts due from the subsidiaries for federal income taxes were $28.1 million and $16.2 million at December 31, 2010 and 2009, respectively. The tax years of 2010, 2009 and 2008 remain subject to examination by major tax jurisdictions.

The amount of federal income taxes incurred that will be available for recoupment at December 31, 2010, in the event of future net losses is $8.9 million, $26.8 million and $43.2 million from 2010, 2009, and 2008, respectively.

The change in net deferred income taxes is comprised of the following:

		Ordinary	Capital	Total
		(in thousands)
2010:
(a)	Gross deferred tax assets	$218,886	$18,583	$237,469
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a – b)	218,886	18,583	237,469
(d)	Deferred tax liabilities	63,913	138,441	202,354
(e)	Net deferred tax assets (c – d)	154,973	(119,858)	35,115
(f)	Deferred tax assets nonadmitted	—	—	—
(g)	Net admitted deferred tax assets (e – f)	$154,973	$(119,858)	$35,115

		Ordinary	Capital	Total
		(in thousands)
2009:
(a)	Gross deferred tax assets	$228,503	$29,946	$258,449
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a – b)	228,503	29,946	258,449
(d)	Deferred tax liabilities	38,794	116,488	155,282
(e)	Net deferred tax assets (c – d)	189,709	(86,542)	103,167
(f)	Deferred tax assets nonadmitted	—	—	—
(g)	Net admitted deferred tax assets (e – f)	$189,709	$(86,542)	$103,167

		Ordinary	Capital	Total
		(in thousands)
Change:
(a)	Gross deferred tax assets	$(9,617)	$(11,363)	$(20,980)
(b)	Statutory valuation allowance adjustment	—	—	—
(c)	Adjusted gross deferred tax assets (a – b)	(9,617)	(11,363)	(20,980)
(d)	Deferred tax liabilities	25,119	21,953	47,072
(e)	Net deferred tax assets (c – d)	(34,736)	(33,316)	(68,052)
(f)	Deferred tax assets nonadmitted	—	—	—
(g)	Net admitted deferred tax assets (e – f)	$(34,736)	$(33,316)	$(68,052)

43

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

The Company has elected to admit DTAs pursuant to paragraph 10.e. of SSAP No. 10R, Income Taxes — A Temporary Replacement of SSAP No. 10.  The current period election does not differ from the prior period election.

The following table provides the increased amount by tax character, and the change in such, of admitted adjusted gross DTAs as the result of the application of paragraph 10.e. of SSAP No. 10R, Income Taxes — A Temporary Replacement of SSAP No. 10:

	2010	2009	Change
	(in thousands)
Increase (decrease) in deferred tax assets admitted from SSAP 10R, para. 10.e.	$2,507	$17,297	$(14,790)

		Ordinary	Capital	Total
		(in thousands)
2010:
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$8,129	$—	$8,129
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	24,479	—	24,479
(c)	SSAP 10R, Paragraph 10.b.i.	24,479	—	24,479
(d)	SSAP 10R, Paragraph 10.b.ii.			341,003
(e)	SSAP 10R, Paragraph 10.c.	183,771	18,583	202,354
(f)	Total (a + b + e)	$216,379	$18,583	$234,962

Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$8,129	$—	$8,129
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	46,297	—	46,297
(i)	SSAP 10R, Paragraph 10.e.ii.a.	46,297	—	46,297
(j)	SSAP 10R, Paragraph 10.e.ii.b.			511,505
(k)	SSAP 10R, Paragraph 10.e.iii.	164,460	18,583	183,043
(l)	Total (g + h + k)	$218,886	$18,583	$237,469

Total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital			$3,928,973
(n)	RBC authorized control level			$405,907

44

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

		Ordinary	Capital	Total
		(in thousands)
2009:
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$55,923	$29,946	$85,869
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	—	—	—
(c)	SSAP 10R, Paragraph 10.b.i.	—	—	—
(d)	SSAP 10R, Paragraph 10.b.ii.			328,620
(e)	SSAP 10R, Paragraph 10.c.	155,283	—	155,283
(f)	Total (a + b + e)	$211,206	$29,946	$241,152

Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$73,221	$29,946	$103,167
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	42,560	—	42,560
(i)	SSAP 10R, Paragraph 10.e.ii.a.	42,560	—	42,560
(j)	SSAP 10R, Paragraph 10.e.ii.b.			492,929
(k)	SSAP 10R, Paragraph 10.e.iii.	112,722	—	112,722
(l)	Total (g + h + k)	$228,503	$29,946	$258,449

Total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital			$3,655,069
(n)	RBC authorized control level			$389,146

		Ordinary	Capital	Total
		(in thousands)
Change:
Admission calculation components SSAP 10R, Paragraphs 10.a, 10.b, and 10.c:
(a)	SSAP 10R, Paragraph 10.a.	$(47,794)	$(29,946)	$(77,740)
(b)	SSAP 10R, Paragraph 10.b. (lesser of para. 10.b.i. and 10.b.ii. below)	24,479	—	24,479
(c)	SSAP 10R, Paragraph 10.b.i.	24,479	—	24,479
(d)	SSAP 10R, Paragraph 10.b.ii.			12,383
(e)	SSAP 10R, Paragraph 10.c.	28,488	18,583	47,071
(f)	Total (a + b + e)	$5,173	$(11,363)	$(6,190)

45

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

		Ordinary	Capital	Total
		(in thousands)
Admission calculation components SSAP 10R, Paragraph 10.e.:
(g)	SSAP 10R, Paragraph 10.e.i.	$(65,092)	$(29,946)	$(95,038)
(h)	SSAP 10R, Paragraph 10.e.ii. (lesser of para. 10.e.ii.a. and 10.e.ii.b. below)	3,737	—	3,737
(i)	SSAP 10R, Paragraph 10.e.ii.a.	3,737	—	3,737
(j)	SSAP 10R, Paragraph 10.e.ii.b.			18,576
(k)	SSAP 10R, Paragraph 10.e.iii.	51,738	18,583	70,321
(l)	Total (g + h + k)	$(9,617)	$(11,363)	$(20,980)

The changes in total adjusted capital and the RBC authorized control level used in the SSAP 10R, paragraph 10.d. evaluation were as follows:

(m)	Total adjusted capital			$273,904
(n)	RBC authorized control level			$16,761

The amount of admitted deferred tax assets, admitted assets, statutory surplus and total adjusted capital in the risk-based capital calculation and the increased amount of deferred tax assets, admitted assets and statutory surplus as a result of the application of SSAP No. 10R, paragraph 10.e. is as follows:

		Ordinary	Capital	Total
		(in thousands)
2010:
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a)	Admitted deferred tax assets	$216,379	$18,583	$234,962
(b)	Admitted assets			$8,481,570
(c)	Adjusted statutory surplus *			$3,531,099
(d)	Total adjusted capital from DTAs			$3,926,466

Increases due to SSAP 10R, Paragraph 10.e.:
(e)	Admitted deferred tax assets	$2,507	$—	$2,507
(f)	Admitted assets			$2,507
(g)	Statutory surplus			$2,507

46

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

		Ordinary	Capital	Total
		(in thousands)
2009:
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a)	Admitted deferred tax assets	$211,206	$29,946	$241,152
(b)	Admitted assets			$7,938,109
(c)	Adjusted statutory surplus *			$3,447,579
(d)	Total adjusted capital from DTAs			$3,637,772

Increases due to SSAP 10R, Paragraph 10.e.:
(e)	Admitted deferred tax assets	$17,297	$—	$17,297
(f)	Admitted assets			$17,297
(g)	Statutory surplus			$17,297

		Ordinary	Capital	Total
		(in thousands)
Change:
SSAP 10R, Paragraphs 10.a., 10.b., and 10.c.:
(a)	Admitted deferred tax assets	$5,173	$(11,363)	$(6,190)
(b)	Admitted assets			$543,461
(c)	Adjusted statutory surplus *			$83,520
(d)	Total adjusted capital from DTAs			$288,694

Increases due to SSAP 10R, Paragraph 10.e.:
(e)	Admitted deferred tax assets	$(14,790)	$—	$(14,790)
(f)	Admitted assets			$(14,790)
(g)	Statutory surplus			$(14,790)

*    As reported on the statutory balance sheet for the most recently filed statement with the Ohio Department of Insurance commissioner adjusted in accordance with SSAP 10R, Paragraph 10.b.ii.

Nonadmitted deferred tax assets did not change for the years ended December 31, 2010, 2009 and 2008, respectively.

The impact of tax planning strategies on adjusted gross DTAs and net admitted DTAs for the year ended December 31, 2010, is as follows:

	Ordinary	Capital	Total
Adjusted gross DTA (% of total adjusted gross DTAs)	0.00%	0.00%	0.00%
Net admitted adjusted gross DTAs (% of total net admitted adjusted gross DTAs)	0.00%	0.00%	0.00%

47

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

Current income taxes incurred for the years ended December 31, consist of the following major components:

	2010	2009	2008
	(in thousands)
Federal	$(2,860)	$6,783	$25,117
Foreign	—	—	—
Subtotal	(2,860)	6,783	25,117
Federal income tax on net capital gains	11,783	27,556	23,818
Utilization of capital loss carry-forwards	—	—	—
Other	(6,027)	(6,649)	(4,617)
Federal and foreign income taxes incurred	$2,896	$27,690	$44,318

The main components of the deferred tax amounts at December 31 are as follows:

			2010	2009	Change
			(in thousands)
Deferred tax assets
(a)	Ordinary:
	(1)	Discounting of unpaid losses	$—	$—	$—
	(2)	Unearned premium revenue	—	—	—
	(3)	Policyholder reserves	51,504	63,549	(12,045)
	(4)	Investments	—	—	—
	(5)	Deferred acquisition costs	33,979	34,739	(760)
	(6)	Policyholder dividends accrual	9,784	8,625	1,159
	(7)	Fixed assets	2,878	2,743	135
	(8)	Compensation and benefits accrual	113,309	112,424	885
	(9)	Pension accrual	—	—	—
	(10)	Receivables — nonadmitted	971	785	186
	(11)	Net operating loss carry-forward	—	—	—
	(12)	Tax credit carry-forward	—	—	—
	(13)	Other	6,461	5,638	823
	(14)	Subtotal	218,886	228,503	(9,617)
(b)	Statutory valuation allowance adjustment		—	—	—
(c)	Nonadmitted		—	—	—
(d)	Admitted ordinary deferred tax assets (a14 – b – c)		218,886	228,503	(9,617)

48

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

			2010	2009	Change
			(in thousands)
Deferred tax assets (continued)
(e)	Capital:		18,583	29,946	(11,363)
	(1)	Investments	—	—	—
	(2)	Net capital loss carry-forward	—	—	—
	(3)	Real estate	—	—	—
	(4)	Other	18,583	29,946	(11,363)
	(5)	Subtotal	—	—	—
(f)	Statutory valuation allowance adjustment		—	—	—
(g)	Nonadmitted		18,583	29,946	(11,363)
(h)	Admitted capital deferred tax assets (e5 – f – g)		$237,469	$258,449	$(20,980)
(i)	Admitted deferred tax assets (d + h)

Deferred tax liabilities
(a)	Ordinary:
	(1)	Investments	$38,821	$15,125	$23,696
	(2)	Fixed assets	4,478	3,875	603
	(3)	Deferred and uncollected premium	19,104	18,975	129
	(4)	Policyholder reserves	—	—	—
	(5)	Other	1,510	819	691
	(6)	Subtotal	63,913	38,794	25,119
(b)	Capital:
	(1)	Investments	138,441	116,488	21,953
	(2)	Real estate	—	—	—
	(3)	Other	—	—	—
	(4)	Subtotal	138,441	116,488	21,953
(c)	Deferred tax liabilities (a6 + b4)		$202,354	$155,282	$47,072

Net deferred tax assets (liabilities)			$35,115	$103,167	$(68,052)

49

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

6.  Federal Income Taxes (continued)

The Company’s federal income tax expense and change in net deferred income taxes differs from the amount obtained by applying the federal statutory rate of 35% to gain from operations before federal income tax expense and net realized capital gains.  The significant differences for the year ended December 31, are as follows (in thousands):

		Effective		Effective		Effective
	2010	Tax Rate	2009	Tax Rate	2008	Tax Rate
Provision computed at statutory rate	$8,224	35.00%	$18,049	35.00%	$88,839	35.00%
Dividends received deduction	(20,372)	(86.70)	(2,586)	(5.01)	(28,225)	(11.12)
Tax credits	(870)	(3.70)	(1,792)	(3.48)	(309)	(0.12)
Other invested assets	1,387	5.90	5,563	10.79	(7,462)	(2.94)
Medicare Part D	4,900	20.85	—	0.00	—	0.00
Pension plan	7,432	31.63	3,427	6.65	1,062	0.42
Additional minimum pension liability	—	0.00	9,814	19.03	(9,814)	(3.87)
Change in tax contingency reserves	—	0.00	—	0.00	(7,880)	(3.10)
Change in reserve valuation basis	12,182	51.84	—	0.00	—	0.00
Security transfer(1)	—	0.00	(54,845)	(106.35)	(23,864)	(9.40)
Other	(3,463)	(14.73)	(4,718)	(9.16)	(3,106)	(1.23)
Total	$9,420	40.09%	$(27,088)	(52.53)%	$9,241	3.64%

Federal income taxes incurred	$(8,887)	(37.82)%	$134	0.26%	$20,500	8.08%
Change in net deferred income taxes(2)	18,307	77.91	(27,222)	(52.79)	(11,259)	(4.44)
Total statutory income taxes	$9,420	40.09%	$(27,088)	(52.53)%	$9,241	3.64%

(1)          Tax effects of securities transferred to other legal entities within the tax sharing agreement

(2)          Excludes change in net deferred income taxes on certain realized gains/losses of $332, $(4,532) and $5,326 for the years ended December 31, 2010, 2009 and 2008, respectively.

50

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

7.  Regulatory Matters

The Company is required by statutory regulations to meet minimum risk-based capital standards.  Risk-based capital is a method of measuring the minimum amount of capital appropriate for an insurance company to support its overall business operations in consideration of its size and risk profile.  At December 31, 2010 and 2009, the Company exceeded the minimum risk-based capital.

State regulatory authorities have powers relating to granting and revoking licenses to transact business, the licensing of agents, the regulation of premium rates and trade practices, the form and content of insurance policies, the content of advertising material, financial statements and the nature of permitted practices.

Ohio insurance law limits the amount of dividends that can be paid to a parent in a holding company structure without prior approval of the regulators to the greater of ten percent of statutory surplus or statutory net income as of the preceding December 31, but only to the extent of earned surplus as of the preceding December 31. In 2011, the Company has $253.4 million available for payment of dividends based on capital and surplus of $3,533.6 million and dividends accrued of $100.0 million at December 31, 2010.

8.  Commitments and Contingencies

The Company is named as a defendant in various legal actions arising principally from claims made under insurance policies and contracts.  The Company believes the resolution of these actions will not have a material effect on the Company’s financial position or results of operations.

At December 31, 2010, the Company does not have any material lease agreements as a lessee for office space or equipment.

At December 31, 2010, the Company has future commitments to provide additional capital contributions of $252.2 million to private equity and real estate joint ventures, limited partnerships and limited liability companies.

51

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

9.  Annuity Reserves and Deposit-Type Contract Liabilities

At December 31, 2010, the Company’s annuity reserves and deposit-type contract liabilities that are subject to discretionary withdrawal (without adjustment) and not subject to discretionary withdrawal provisions are summarized as follows:

	Amount	Percent
	(in thousands)
At book value without adjustment (with minimal or no charge or adjustment)	$408,979	35.6%
Not subject to discretionary withdrawal	740,453	64.4%
Total annuity reserves and deposit fund liabilities (before reinsurance)	1,149,432	100.0%
Less reinsurance ceded	156,095
Net annuity reserves and deposit fund liabilities	$993,337

Of the total net annuity reserves and deposit fund liabilities of $993.3 million at December 31, 2010, $266.7 million was included in the general account and $726.6 million was included in the separate accounts.

Interest rate changes may have temporary effects on the sale and profitability of annuity products offered by the Company. Although the rates offered by the Company are adjustable in the long-term, in the short-term they may be subject to contractual and competitive restrictions, which may prevent timely adjustment. The Company’s management constantly monitors interest rates with respect to a spectrum of product durations and sells annuities that permit flexible responses to interest rate changes as part of the Company’s management of interest spreads. However, adverse changes in investment yields on invested assets will affect the earnings on those products with a guaranteed return.

52

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10.  Employee Retirement Benefits

The Company has a noncontributory pension plan under group annuity contracts covering substantially all employees and field representatives.  In addition, the Company provides certain healthcare and life insurance benefits for retired employees or their beneficiaries.  Substantially all of the Company’s employees and field representatives may become eligible for those benefits when they reach normal retirement age while working for the Company.

The Company uses a December 31 measurement date for all plans.

A summary of assets, obligations and assumptions of the pension and other postretirement benefit plans at December 31, are as follows:

	Pension Benefits		Postretirement Medical
	2010	2009	2010	2009
	(in thousands)
Change in benefit obligation:
Benefit obligation at beginning of year	$728,185	$682,929	$199,983	$192,497
Service cost	15,998	13,266	4,233	5,788
Interest cost	43,346	41,759	8,689	11,311
Medicare Part D payments received	—	—	1,869	1,787
ERRP reimbursement received	—	—	670	—
Contribution by plan participants	—	—	2,806	2,550
Actuarial (gain) loss	32,400	31,554	(51,146)	383
Benefits paid	(42,881)	(41,323)	(15,368)	(14,333)
Plan amendments	(49,632)	—	—	—
Benefit obligation at end of year	$727,416	$728,185	$151,736	$199,983

Change in plan assets:
Fair value of plan assets at beginning of year	$667,677	$601,295	$—	$—
Actual return on plan assets	101,360	107,705	—	—
Employer contribution	—	—	10,023	9,996
Plan participants’ contributions	—	—	2,806	2,550
Medicare Part D payments received	—	—	1,869	1,787
ERRP reimbursement received	—	—	670	—
Benefits paid	(42,881)	(41,323)	(15,368)	(14,333)
Fair value of plan assets at end of year	$726,156	$667,677	$—	$—

Funded status:
(Unfunded) overfunded obligation	$(1,260)	$(60,508)	$(151,736)	$(199,984)
Unamortized prior service cost	(41,745)	9,473	(27,258)	(30,130)
Unrecognized net (gain) or loss	512,727	557,116	(51,736)	(3,511)
Prepaid assets* (accrued liabilities)	$469,722	$506,081	$(230,730)	$(233,625)

Accumulated benefit obligation for vested employees and partially vested employees to the extent vested	$697,234	$667,192	$151,736	$199,983

Benefit obligation for non-vested employees:
Projected pension obligation	$5,331	$6,990	$—	$—
Accumulated benefit obligation	$4,646	$4,250	$—	$—

* Indicates non-admitted

53

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10.  Employee Retirement Benefits (continued)

Components of net periodic benefit cost:

	Pension Benefits
	2010	2009	2008
Service cost	$15,998	$13,266	$12,633
Interest cost	43,346	41,759	40,102
Expected return on plan assets	(61,015)	(68,561)	(72,226)
Amount of recognized gains and losses	36,444	28,348	24,279
Amount of prior service cost recognized	1,586	1,586	1,586
Total net periodic benefit cost (benefit)	$36,359	$16,398	$6,374

Components of net periodic benefit cost:

	Postretirement Medical
	2010	2009	2008
Service cost	$4,233	$5,788	$5,924
Interest cost	8,689	11,311	11,243
Amount of recognized gains and losses	(2,922)	(76)	(40)
Amount of prior service cost recognized	(2,872)	(2,872)	(2,872)
Total net periodic benefit cost (benefit)	$7,128	$14,151	$14,255

Weighted-average assumptions used to determine net periodic benefit cost for the year ended December 31:

	Pension Benefits		Postretirement Medical
	2010	2009	2010	2009

Weighted average discount rate	6.13%	6.25%	6.13%	6.25%
Rate of compensation increase	4.60%	4.60%	4.60%	4.60%
Expected long-term rate of return on plan assets	8.00%	8.50%	N/A	N/A

Weighted-average assumptions used to determine the benefit obligation at December 31:

	Pension Benefits		Postretirement Medical
	2010	2009	2010	2009

Weighted average discount rate	5.75%	6.13%	5.75%	6.13%
Rate of compensation increase	4.60%	4.60%	4.60%	4.60%

The Company has no additional minimum pension liability for 2010 or 2009.  The Company recognized an additional minimum pension liability of $28.0 million at December 31, 2008.  The amount included in unassigned funds (surplus) at December 31, 2008, arising from a change in the additional minimum pension liability recognized was $17.0 million, representing the excess of the additional minimum liability over the unamortized prior service cost at December 31, 2008.  This was reversed in unassigned funds (surplus) in 2009.

54

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10.  Employee Retirement Benefits (continued)

On September 22, 2010, the Company adopted an amendment to the pension plan that changes the formula used to calculate plan participant benefits prospectively effective January 1, 2011, subject to special transition provisions applicable to participants whereby the sum of years of service and age is equal to or greater than 70.  The plan amendment is expected to reduce the annual service cost accrued and participant benefits paid by the pension plan in future years.  The impact to future service cost accrued and participant benefits paid will depend on various factors including length of service and retirement age.  The plan amendment resulted in a $49.6 million decrease in the pension benefit obligation in 2010.

The Company’s discount rate assumption is determined by utilizing a discounted cash flow analysis of the Company’s obligations.  The yield curve utilized in the cash flow analysis is comprised of highly rated (Aaa or Aa) corporate bonds.  The discount rate was reduced from 6.125% at December 31, 2009 to 5.75% at December 31, 2010.  This resulted in a $30.4 million increase in the pension benefit obligation in 2010.

The Company employs a prospective building block approach in determining the long-term expected rate of return for plan assets.  Historical returns are determined by asset class.  The historical relationships between equities, fixed income securities, and other assets are reviewed.  The Company applies long-term asset return estimates to the plan’s target asset allocation to determine the weighted-average long-term return.  The Company’s long-term asset allocation was determined through modeling long-term returns and asset return volatilities and is guided by an investment policy statement created for the plan.

The asset allocation for the defined benefit pension plan at the end of 2010 and 2009, and the target allocation for 2010 by asset category, are as follows:

	Target Allocation Percentage	Percentage of Plan Assets
	2010	2010	2009
Asset category:
Equity securities	47%	59%	55%
Fixed income securities	40	21	23
Short-term investments	—	—	—
Other	13	20	22
Total	100%	100%	100%

55

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10.  Employee Retirement Benefits (continued)

The plan employs a total return investment approach whereby a mix of fixed income and equity investments are used to maximize the long-term return of plan assets for a prudent level of risk.  Risk tolerance is established through careful consideration of plan liabilities, plan funded status, and corporate financial condition.  The total portfolio is structured with multiple sub-portfolios, each with a specific fixed income or equity asset management discipline.  Each sub-portfolio is subject to individual limitations and performance benchmarks as well as limitations at the consolidated portfolio level.  Quarterly asset allocation meetings are held to evaluate portfolio asset allocations and to establish the optimal mix of assets given current market conditions and risk tolerance.  Investment mix is measured and monitored on an on-going basis through regular investment reviews, annual liability measurements, and periodic asset/liability studies.

The Company’s pension plan assets consist primarily of debt and equity securities, mutual funds and private equity funds, all of which are carried at fair value.

Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date (an exit price).  The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

•                  Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities.  The Company’s Level 1 assets primarily include exchange-traded equity securities and mutual funds.

•                  Level 2 — Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.  The Company’s Level 2 assets primarily include certain debt securities for which public price quotations are not available, but that use other market-observable inputs from third-party pricing service quotes or internal valuation models using observable inputs.

•                  Level 3 — Significant unobservable inputs for the asset or liability.  The Company’s Level 3 assets primarily include private equity fund interests.

Debt Securities

The fair values of actively traded debt securities have been determined through the use of third-party pricing services utilizing market observable inputs.

Equity Securities

The fair values of actively traded equity securities have been determined utilizing publicly quoted prices from third-party pricing services.

56

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10. Employee Retirement Benefits (continued)

Mutual Funds

The fair values of mutual funds have been determined utilizing the net asset values of the funds.

Private Equity and Fixed Income Funds

The fair values of private equity and fixed income funds have been determined utilizing the net asset values of the funds.

The fair value of the pension plan’s assets by asset category is as follows:

	Assets
	Measured at	Fair Value Hierarchy Level
	Fair Value	Level 1	Level 2	Level 3
	(in thousands)
At December 31, 2010:
Debt securities
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$9,502	$9,502	$—	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	4,203	—	4,203	—
Debt securities issued by foreign governments	1,215	—	1,215	—
Corporate securities	96,649	—	96,649	—
Residential mortgage-backed securities	18,623	—	18,623	—
Commercial mortgage-backed securities	14,072	—	14,072	—
Equity securities
Common equity	285,674	285,674	—	—
Mutual funds	143,260	143,260	—	—
Other invested assets
Private equity	133,948	—	—	133,948
Other assets	19,010	—	8,606	10,404
Total plan assets	$726,156	$438,436	$143,368	$144,352

At December 31, 2009:
Debt securities
U.S. Treasury securities and obligations of U.S. government corporations and agencies	$7,696	$—	$7,696	$—
Debt securities issued by states of the U.S. and political subdivisions of the states	2,754	—	2,754	—
Debt securities issued by foreign governments	2,688	—	2,688	—
Corporate securities	108,953	—	108,953	—
Residential mortgage-backed securities	23,313	—	23,313	—
Commercial mortgage-backed securities	9,229	—	9,229	—
Equity securities
Common equity	237,616	237,616	—	—
Mutual funds	131,489	131,489	—	—
Other invested assets
Private equity	119,298	—	—	119,298
Other assets	24,641	—	14,237	10,404
Total plan assets	$667,677	$369,105	$168,870	$129,702

57

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10. Employee Retirement Benefits (continued)

The reconciliation for all plan assets measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2010, is as follows:

		Actual Return Gains (Losses) on Plan Assets
	Beginning Assets as of January 1, 2010	Relating to Assets Still Held at the Reporting Date	Relating to Assets Sold During the Period	Purchases, Sales and Settlements	Transfers In (Out) of Level 3	Ending Assets as of December 31, 2010
	(in thousands)
Other invested assets
Private equity	$119,298	$14,425	$—	$225	$—	$133,948
Other assets	10,404	—	—	—	—	10,404
Total	$129,702	$14,425	$—	$225	$—	$144,352

The reconciliation for all plan assets measured at fair value using significant unobservable inputs (Level 3) for the year ended December 31, 2009, is as follows:

		Actual Return Gains (Losses) on Plan Assets
	Beginning Assets as of January 1, 2009	Relating to Assets Still Held at the Reporting Date	Relating to Assets Sold During the Period	Purchases, Sales and Settlements	Transfers In (Out) of Level 3	Ending Assets as of December 31, 2009
	(in thousands)
Other invested assets
Private equity	$104,636	$12,375	$1,690	$597	$—	$119,298
Other assets	—	—	—	10,404	—	10,404
Total	$104,636	$12,375	$1,690	$11,001	$—	$129,702

For measurement purposes of the postretirement benefit obligation, a 6.0% annual rate of increase in the per capita cost of covered health care benefits is assumed for 2011.  The rate was assumed to decrease gradually to 4.75% for 2016 and remain at that level thereafter.

Increasing or decreasing the assumed health care cost trend rate assumption by one percentage point in each year would increase (decrease) the postretirement benefit obligation as of December 31, 2010, by $17.2 million and $(14.7) million, respectively, and the estimated interest cost components of net period postretirement benefit cost for 2010 by $1.6 million and $(1.4) million, respectively.

The Company made contributions to the postretirement medical plan of $12.6 million in 2010 and expects to contribute $145.1 million between 2011 and 2020, inclusive.  The Company received $1.9 million of subsidies in 2010 and expects to receive $23.8 million of subsidies between 2011 and 2020, inclusive, related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003.

58

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

10.  Employee Retirement Benefits (continued)

At December 31, 2010, the assets of the Company’s pension include approximately $98.9 million invested in the Touchstone Family of Funds, which are administered by the Company, $124.2 million invested in private equity and fixed income funds managed by Fort Washington Investment Advisors, Inc. and a $9.2 million investment in a group annuity contract issued by Lafayette Life.  At December 31, 2009, the assets of the Company’s pension include approximately $121.3 million invested in the Touchstone Family of Funds, which are administered by the Company, $110.6 million invested in private equity and fixed income funds managed by Fort Washington Investment Advisors, Inc. and a $10.3 million investment in a group annuity contract issued by Lafayette Life.

As of December 31, 2010, future benefit payments for the pension plan are expected as follows (in millions):

2011	$43.7
2012	44.8
2013	45.7
2014	46.7
2015	47.7
Five years thereafter	$259.1

Future benefit payments for the postretirement medical plan are expected as follows (in millions):

2011	$9.8
2012	11.0
2013	12.2
2014	12.4
2015	12.5
Five years thereafter	$63.4

The Company does not expect to make contributions to the pension plan during 2011.  The Company expects to contribute approximately $9.8 million during 2011 to its postretirement medical plan.

The Company sponsors a contributory employee retirement savings plan covering substantially all eligible, full-time employees.  This plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Company’s contributions to the plan are based on a combination of the employee’s contributions to the plan and a percentage of the employee’s earnings for the year.  Total Company contributions to the defined contribution plan were $1.7 million, $1.8 million, and $1.3 million for 2010, 2009 and 2008, respectively.

59

The Western and Southern Life Insurance Company

Notes to Financial Statements (Statutory-Basis) (continued)

11.  Premium and Annuity Considerations Deferred and Uncollected

Deferred and uncollected life insurance premiums and annuity considerations at December 31, 2010, were as follows:

	Gross	Net of Loading
	(in thousands)

Ordinary new business	$10,191	$594
Ordinary renewal	79,257	53,745
Accident and health renewal	643	406
Assumed investment type contracts	375	375
Total	$90,466	$55,120

60

Financial Statement Schedules (Statutory-Basis)

The Western and Southern Life Insurance Company

Summary of Investments - Other Than Investments in Related Parties

(in thousands)

December 31, 2010

Schedule I

Type of Investment	Cost (1)	Market Value	Amount at which shown in the Balance Sheet
Debt securities
Bonds:
United States government and government agencies and authorities	$52,264	$56,221	$52,264
States, municipalities and political subdivisions	505,963	521,109	505,963
Foreign governments	31,929	35,686	31,929
All other corporate bonds	2,795,247	2,965,643	2,795,247
Preferred stocks	334	335	334
Total fixed maturities	3,385,737	3,578,994	3,385,737

Equity securities
Common stocks:
Industrial, miscellaneous and all other	698,636	1,040,858	1,040,858

Mortgage loans on real estate	38,567		38,567
Real estate	32,658		32,658
Policy loans	170,600		170,600
Other long-term investments	109,402		109,402
Cash, cash equivalents and short-term investments	242,017		242,017
Total investments	$4,677,617		$5,019,839

(1)  Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual discounts.

61

The Western and Southern Life Insurance Company

Supplementary Insurance Information

(in thousands)

Schedule III

	Future Policy Benefits and Expenses	Unearned Premiums	Policy and Contract Liabilities	Premium Revenue	Net Investment Income*	Benefits, Claims Losses and Settlement Expenses	Other Operating Expenses*	Premiums Written
Year ended December 31, 2010
Individual life	$2,512,010	$—	$28,890	$249,087	$196,920	$230,179	$92,852
Individual health	220,824	2,577	3,768	30,327	15,484	5,767	17,026	$30,308
Group life and health	84,040	—	555	4,854	1,858	8,144	122	—
Annuity	10,999	—	14,413	1,987	690	126,870	752
Corporate and other	—	—	—	—	86,252	—	42,933
	$2,827,873	$2,577	$47,626	$286,255	$301,204	$370,960	$153,685

Year ended December 31, 2009
Individual life	$2,492,541	$—	$28,639	$250,726	$196,365	$231,431	$94,192
Individual health	236,573	2,887	3,685	32,469	16,108	(2,339)	18,300	$32,482
Group life and health	117,101	—	763	3,756	3,161	9,233	217	—
Annuity	12,163	—	10,981	(486)	783	126,316	1,220
Corporate and other	—	—	—	—	48,241	—	39,597
	$2,858,378	$2,887	$44,068	$286,465	$264,658	$364,641	$153,526

Year ended December 31, 2008
Individual life	$2,474,741	$—	$23,373	$323,797	$199,307	$322,374	$91,537
Individual health	259,839	3,059	3,944	33,748	18,957	13,475	16,145	$33,767
Group life and health	114,553	—	724	3,135	3,062	6,846	169	—
Annuity	12,949	—	12,348	3,286	912	139,659	965
Corporate and other	—	—	—	—	161,924	—	33,250
	$2,862,082	$3,059	$40,389	$363,966	$384,162	$482,354	$142,066

*Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

62

The Western and Southern Life Insurance Company

Reinsurance

(in thousands)

Schedule IV

	Gross Amount	Ceded to Other Companies	Assumed From Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year ended December 31, 2010
Life insurance in force	$16,870,507	$2,383,505	$441,468	$14,928,470	3%
Premiums:
Individual life	$249,741	$1,589	$934	$249,086	0%
Individual health	34,622	4,295	—	30,327	—
Group life and health	4,855	—	—	4,855	—
Annuity	83	—	1,904	1,987	96%
	$289,301	$5,884	$2,838	$286,255	1%

Year ended December 31, 2009
Life insurance in force	$17,146,167	$2,514,058	$455,573	$15,087,682	3%
Premiums:
Individual life	$251,528	$1,621	$819	$250,726	0%
Individual health	36,829	4,360	—	32,469	—
Group life and health	3,756	—	—	3,756	—
Annuity	107	—	(593)	(486)	122%
	$292,220	$5,981	$226	$286,465	0%

Year ended December 31, 2008
Life insurance in force	$17,352,486	$2,675,810	$471,638	$15,148,314	3%
Premiums:
Individual life	$250,736	$4,380	$77,441	$323,797	24%
Individual health	38,982	5,233	—	33,749	—
Group life and health	3,135	—	—	3,135	—
Annuity	109	—	3,176	3,285	97%
	$292,962	$9,613	$80,617	$363,966	22%

63

PART C - Other Information

Item 24.                     Financial Statements and Exhibits

(a)          Financial Statements included in Part A:

Condensed Financial Information for the Portfolios

Financial Statements included in Part B:

Description of Separate Account Consolidation and Impact on Financial Statement Presentation

Separate Account I of Integrity Life Insurance Company:

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities as of December 31, 2010

Statements of Operations for the Year Ended December 31, 2010

Statements of Changes in Net Assets for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Separate Account II of Integrity Life Insurance Company:

Report of Independent Registered Public Accounting Firm

Statements of Assets and Liabilities as of December 31, 2010

Statements of Operations for the Year Ended December 31, 2010

Statements of Changes in Net Assets for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Integrity Life Insurance Company (Depositor):

Report of Independent Registered Public Accounting Firm

Balance Sheets (Statutory-Basis) as of December 31, 2010 and 2009

Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Notes to Financial Statements (Statutory-Basis)

The Western and Southern Life Insurance Company (Guarantor):

Report of Independent Registered Public Accounting Firm

Balance Sheets (Statutory-Basis) as of December 31, 2010 and 2009

Statements of Operations (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Changes in Capital and Surplus (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Statements of Cash Flow (Statutory-Basis) for the Years Ended December 31, 2010, 2009 and 2008

Notes to Financial Statements (Statutory-Basis)

(b)  Exhibits:

The following exhibits are filed herewith or incorporated by reference as indicated:

1.               Resolutions of the Board of Directors of Integrity Life Insurance Company (Integrity) authorizing the establishment of Separate Account I, the Registrant.  Incorporated by reference to Exhibit 99.1 to Registrant’s Post-Effective Amendment No. 15 to registration statement on Form N-4 (File No. 333-44876), filed November 7, 2008.

2.               Not applicable.

3.

a.         Form of Selling/General Agent Agreement between Integrity, Touchstone Securities, Inc. and broker dealers.  Incorporated by reference to Exhibit 99.3(A) to Registrant’s Post-Effective Amendment No. 11 to

1

registration statement on Form N-4 (File No. 333-44876), filed July 19, 2006.

b.        Variable Contract Principal Underwriter Agreement with Touchstone Securities, Inc. dated January 1, 2006.  Incorporated by reference to Exhibit 99.3(B) to Registrant’s Post-Effective Amendment No. 27 to registration statement on Form N-4 (File No. 033-51268), filed February 12, 2007.

4.

a.         Form of variable annuity contract.  Incorporated by reference to Exhibit 99.4(A) to Registrant’s initial registration statement on Form N-4 (File No. 333-175480), filed July 12, 2011.

b.        Form of Guaranteed Minimum Accumulation Benefit Rider.  Incorporated by reference to Exhibit 99.4(H) to Registrant’s Post-Effective Amendment No. 25 to registration statement on Form N-4 (File No. 033-51268), filed February 17, 2006.

c.         Form of Guaranteed Minimum Withdrawal Benefit and Schedule Page.  Incorporated by reference to Exhibit 99.4(C) to Registrant’s Post-Effective Amendment No. 27 to registration statement on Form N-4 (File No. 033-51268), filed February 12, 2007.

d.        Form of Individual Guaranteed Lifetime Withdrawal Benefit and Schedule Page.  Incorporated by reference to Exhibit 99.4(D) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

e.         Form of Spousal Guaranteed Lifetime Withdrawal Benefit and Schedule Page.  Incorporated by reference to Exhibit 99.4(E) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

5.               Form of Application.  Incorporated by reference to Exhibit 99.5 to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

6.

a.               Certificate of Incorporation of Integrity.  Incorporated by reference to Exhibit 99.6(A) to Registrant’s Post-Effective Amendment No. 11 to registration statement on Form N-4 (File No. 333-44876), filed on July 19, 2006.

b.              By-Laws of Integrity.  Incorporated by reference to Exhibit 99.6(B) to Registrant’s Post-Effective Amendment No. 11 to registration statement on Form N-4 (File No. 333-44876), filed July 19, 2006.

7.

a.               Reinsurance Agreement between Integrity and Connecticut General Life Insurance Company effective January 1, 1995.  Incorporated by reference to Exhibit 99.7(A) to Registrant’s Post Effective Amendment No. 5 to registration statement on Form N-4 (File No. 033-56654), filed May 1, 1996.

b.              Amendments dated May 1, 1996, June 12, 1998, September 24, 1999 and May 1, 2000 to Reinsurance Agreement between Integrity and Connecticut General Life Insurance Company effective January 1, 1995.  Incorporated by reference to Exhibit 99.7(B) to Post-Effective Amendment No. 34 on Form N-4 (File No. 033-56654), filed April 24, 2009.

c.               Reinsurance Agreement between Integrity and Connecticut General Life Insurance Company effective January 1, 1997 and amendments dated October 1, 1997, June 12, 1998, September 24, 1999  and May 1, 2000  to that Reinsurance Agreement. Incorporated by reference to Exhibit 99.7(C) to Post-Effective Amendment No. 34 on Form N-4 (File No. 033-56654), filed April 24, 2009.

8.

a.               Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and Integrity dated August 10, 2007.  Incorporated by reference to Exhibit 99.8(A) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

b.              Amendment No. 1 to Amended and Restated Participation Agreement among Variable Insurance Products Funds, Fidelity Distributors Corporation and Integrity dated August 10, 2007.  Incorporated by reference to Exhibit 99.8(B) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

c.               Service Agreement between Fidelity Investments Institutional Operations Company, Inc. and Integrity dated May 1, 2007.  Incorporated by reference to Exhibit 99.8(C) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

d.              Rule 22c-2 Agreement between Fidelity Distributors Corporation and Integrity dated March 26, 2007. Incorporated by reference to Exhibit 99.8(D) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

e.               Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Touchstone Securities, Inc. and Integrity dated January 6, 2003.  Incorporated by reference to Exhibit 99.8(E) to Registrant’s Post-Effective Amendment No. 25 to

2

registration statement on form N-4 (File No. 033-51268), filed February 17, 2006.

f.                 Amendment No.1 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Touchstone Securities, Inc. and Integrity dated May 3, 2004.  Incorporated by reference to Exhibit 99.8(F) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

g.              Amendment No. 3 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Touchstone Securities, Inc. and Integrity dated May 1, 2007.  Incorporated by reference to Exhibit 99.8(F) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

h.              Amendment No. 4 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Touchstone Securities, Inc. and Integrity dated November 29, 2007.  Incorporated by reference to Exhibit 99.8(G) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed on April 23, 2008.

i.                  Amendment No 5 to Participation Agreement among Franklin Templeton Variable Insurance Products Trust, Franklin Templeton Distributors, Inc., Touchstone Securities, Inc. and Integrity dated November 29, 2010.  Incorporated by reference to Exhibit 99.8(I) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

j.                  Fund Participation Agreement among JPMorgan Insurance Trust, JPMorgan Investment Advisors Inc., J.P. Morgan Investment Management Inc., JPMorgan Funds Management, Inc. and Integrity dated April 24, 2009.  Incorporated by reference to Exhibit 99.8(H) to Registrant’s Post-Effective Amendment No. 32 to registration statement on Form N-4 (File No. 033-51268), filed April 24, 2009.

k.               Supplemental Payment Agreement between JPMorgan Investment Advisors Inc., J.P. Morgan Investment Management Inc. and Integrity dated April 24, 2009.  Incorporated by reference to Exhibit 99.8(I) to Registrant’s Post-Effective Amendment No. 32 to registration statement on Form N-4 (File No. 033-51268), filed April 24, 2009.

l.                  Participation Agreement among PIMCO Variable Insurance Trust, Allianz Global Investors Distributors LLC and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(D) to Registrant’s Post-Effective Amendment No. 30 to registration statement on Form N-4 (File No. 033-56654), filed December 5, 2007.

m.            Novation of and Amendment to Participation Agreement among PIMCO Variable Insurance Trust, Allianz Global Investors Distributors LLC, PIMCO Investments LLC and Integrity dated April 1, 2011. Incorporated by reference to Exhibit 99.8(M) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

n.              Selling Agreement between Allianz Global Investors Distributors LLC and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(E) to Registrant’s Post-Effective Amendment No. 30 to registration statement on Form N-4 (File No. 033-56654), filed December 5, 2007.

o.              Services Agreement between Pacific Investment Management Company LLC and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(F) to Registrant’s Post-Effective Amendment No. 30 to registration statement on Form N-4 (File No. 033-56654), filed December 5, 2007.

p.              Termination, New Agreements and Amendments Relating to Intermediary Agreements for PIMCO Variable Insurance Trust among Allianz Global Investors Distributors LLC, PIMCO Investments LLC and Integrity dated April 1, 2011.  Incorporated by reference to Exhibit 99.8(P) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

q.              Participation Agreement among Rydex Variable Trust, Rydex Distributors, Inc. and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(G) to Registrant’s Post-Effective Amendment No. 30 to registration statement on Form N-4 (File No. 033-56654), filed December 5, 2007.

r.                 Amendment No. 1 to Participation Agreement among Rydex Variable Trust, Rydex Distributors, Inc. and Integrity dated November 1, 2009.  Incorporated by reference to Exhibit 99.8(R) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

s.               Amendment No. 2 to Participation Agreement among Rydex Variable Trust, Rydex Distributors, LLC (formerly Rydex Distributors, Inc.) and Integrity dated December 20, 2010.  Incorporated by reference to Exhibit 99.8(S) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

t.                 Variable Product Services Agreement between Rydex Distributors, Inc. and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(H) to Registrant’s Post-Effective Amendment No. 30 to registration statement on Form N-4 (File No. 033-56654), filed December 5, 2007.

3

u.              Amendment No. 1 to Variable Product Services Agreement between Rydex Distributors, LLC (formerly Rydex Distributors, Inc.) and Integrity dated December 20, 2010.  Incorporated by reference to Exhibit 99.8(U) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

v.              Administrative Services Agreement between PADCO Advisors II, Inc. and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(I) to Registrant’s Post-Effective Amendment No. 30 to registration statement on Form N-4 (File No. 033-56654), filed December 5, 2007.

w.            Amendment No. 1 to Administrative Services Agreement between Rydex Advisors II, LLC (formerly PADCO Advisors II, Inc.) and Integrity dated December 20, 2010.  Incorporated by reference to Exhibit 99.8(W) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

x.                Fund Participation Agreement between Touchstone Variable Series Trust and Integrity dated April 30, 2001.  Incorporated by reference to Exhibit 99.8(H) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 033-56654), filed October 15, 2001.

y.              Amendment No. 1 to Fund Participation Agreement between Touchstone Variable Series Trust and Integrity dated January 26, 2006.  Incorporated by reference to Exhibit 99.8(R) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

z.                Amendment No. 2 to Fund Participation Agreement among Touchstone Variable Series Trust, Touchstone Advisors, Inc. and Integrity dated December 31, 2009.  Incorporated by reference to Exhibit 99.8(S) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

aa.         22c-2 Agreement between Touchstone Variable Series Trust and Integrity dated February 14, 2008.  Incorporated by reference to Exhibit 99.8(Q) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

bb.       Shareholder Services Agreement between Touchstone Advisors, Inc. and Integrity dated January 1, 2008.  Incorporated by reference to Exhibit 99.8(R) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

cc.                                       Fund Participation Agreement among BT Insurance Funds Trust, Bankers Trust Company and Integrity dated October 2, 1997.  Incorporated by reference to Exhibit 99.8(J) to Registrant’s Post-Effective Amendment No. 25 to registration statement on form N-4 (File No. 033-51268), filed February 17, 2006.

dd.                                     22c-2 Agreement between DWS Scudder Distributors and Integrity dated February 16, 2007.  Incorporated by reference to Exhibit 99.8(T) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

ee.                                       Amendment No. 1 to Fund Participation Agreement among Deutsche Asset Management VIT Funds (formerly BT Insurance Funds Trust), Bankers Trust Company and Integrity dated May 1, 2001.  Incorporated by reference to Exhibit 99.8(X) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

ff.                                           Amendment No. 2 to Fund Participation Agreement among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc. (formerly Bankers Trust Company) and Integrity dated May 1, 2002. Incorporated by reference to Exhibit 99.8(Y) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

gg.                                     Amendment No. 3 to Fund Participation Agreement among Deutsche Asset Management VIT Funds, Deutsche Asset Management, Inc. and Integrity dated May 1, 2004.  Incorporated by reference to Exhibit 99.8(Z) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

hh.       Amendment No. 4 to Fund Participation Agreement among DWS Investments VIT Funds (formerly Deutsche Asset Management VIT Funds), Deutsche Asset Management, Inc. and Integrity dated July 22, 2006.  Incorporated by reference to Exhibit 99.8(AA) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

ii.                                             Administrative services letter between Deutsche Investment Management Americas Inc. and Integrity dated January 31, 2007.  Incorporated by reference to Exhibit 99.8(BB) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

jj.                                             Distribution and Services Agreement between PFPC Distributors, Inc. and Integrity dated May 18, 2004. Incorporated by reference to Exhibit 99.8(CC) to Registrant’s Post-Effective Amendment No. 34 to

4

registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

kk.         Amendment No. 1 to Distribution and Services Agreement between PFPC Distributors, Inc. (as assigned to DWS Scudder Distributors, Inc.) and Integrity dated January 31, 2007.  Incorporated by reference to Exhibit 99.8(DD) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

ll.                                             Participation Agreement among The Universal Institutional Funds, Inc.,  Morgan Stanley  & Co. Incorporated, Morgan Stanley Investment Management Inc and Integrity dated January 2, 2003. Incorporated by reference to Exhibit 99.8(K) to Registrant’s Post-Effective Amendment No. 25 to registration statement on form N-4 (File No. 033-51268), filed February 17, 2006.

mm.                                 Amendment No. 1 to Participation Agreement among The Universal Institutional Funds, Inc., Morgan Stanley & Co. Incorporated, Morgan Stanley Investment Management Inc. and Integrity dated January 26, 2006.  Incorporated by reference to Exhibit 99.8(FF) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

nn.       Amendment No. 2 to Participation Agreement among The Universal Institutional Funds, Inc., Morgan Stanley & Co. Incorporated, Morgan Stanley Investment Management Inc. and Integrity dated May 1, 2008.  Incorporated by reference to Exhibit 99.8(GG) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

oo.                                     Administrative Services Letter between Morgan Stanley Investment Management Inc. and Integrity dated May 1, 2008.  Incorporated by reference to Exhibit 99.8(HH) to Registrant’s Post-Effective Amendment No. 34 to registration statement on form N-4 (File No. 033-51268), filed April 23, 2010.

pp.                                     22c-2 Agreement among The Universal Institutional Funds, Inc., Morgan Stanley  & Co., Incorporated, Morgan Stanley Investment Management, Inc. and Integrity dated February 16, 2007.  Incorporated by reference to Exhibit 99.8(V) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

qq.       Administrative Service Agreement between Morgan Stanley Distribution, Inc. (successor to Morgan Stanley & Co. Incorporated) and Integrity dated May 1, 2008.  Incorporated by reference to Exhibit 99.8(W) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

rr.                                           Administrative Services Agreement between Morgan Stanley Investment Management Inc. and Integrity dated May 1, 2008.  Incorporated by reference to Exhibit 99.8(X) to Registrant’s Post-Effective Amendment No. 14 to registration statement on Form N-4 (File No. 333-44876), filed April 23, 2008.

ss.         Fund Participation Agreement among Columbia Funds Variable Insurance Trust, Columbia Management Advisors, LLC, Columbia Management Distributors, Inc. and Integrity dated May 1, 2009.  Incorporated by reference to Exhibit 99.8(AA) to Registrant’s Post-Effective Amendment No. 32 to registration statement on Form N-4 (File No. 033-51268), filed April 24, 2009.

tt.             Assignment of Fund Participation Agreement among Columbia Funds Variable Insurance Trust, Columbia Management Advisors, LLC, Columbia Management Distributors, Inc. and Integrity to RiverSource Investments, LLC and RiverSource Fund Distributors, Inc. dated April 12, 2010.  Incorporated by reference to Exhibit 99.8(TT) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

uu.       Mutual Fund Sales Agreement between Columbia Management Distributors, Inc. and Touchstone Securities, Inc. dated May 1, 2009.  Incorporated by reference to Exhibit 99.8(BB) to Registrant’s Post-Effective Amendment No. 32 to registration statement on Form N-4 (File No. 033-51268), filed April 24, 2009.

vv.       Agreement between Columbia Management Distributors, Inc. and Integrity dated May 1, 2009.  Incorporated by reference to Exhibit 99.8(CC) to Registrant’s Post-Effective Amendment No. 32 to registration statement on Form N-4 (File No. 033-51268), filed April 24, 2009.

ww.   Assignment of Agreement between Columbia Management Distributors, Inc. and Integrity to RiverSource Fund Distributors, Inc. dated March 25, 2010.  Incorporated by reference to Exhibit 99.8(WW) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

xx.           Participation Agreement among AIM Variable Insurance Funds (Invesco Variable Insurance Funds), INVESCO Distributors, Inc., Touchstone Securities, Inc. and Integrity dated June 1, 2010.  Incorporated by reference to Exhibit 99.8(XX) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

yy.       Administrative Services Agreement between Invesco Advisors, Inc. and Integrity dated June 1, 2010.  Incorporated by reference to Exhibit 99.8(YY) to Registrant’s Post-Effective Amendment No. 35 to

5

registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

zz.           Distribution Services Agreement between INVESCO Distributors, Inc and Integrity dated June 1, 2010.  Incorporated by reference to Exhibit 99.8(ZZ) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

aaa.   Intermediary Agreement between Invesco Investment Services, Inc. and Integrity dated June 1, 2010.  Incorporated by reference to Exhibit 99.8(AAA) to Registrant’s Post-Effective Amendment No. 35 to registration statement on Form N-4 (File No. 033-51268), filed April 27, 2011.

bbb. Fund Participation Agreement among BlackRock Variable Series Funds, Inc., BlackRock Investments, LLC and Integrity dated April 29, 2011, filed herewith.

ccc.   Distribution Sub-Agreement between BlackRock Variable Series Funds, Inc. and Integrity dated April 29, 2011, filed herewith.

ddd.Administrative Services Agreement between BlackRock Advisors, LLC and Integrity dated April 29, 1011, filed herewith.

9.               Opinion and Consent of Rhonda S. Malone, Esq. as to the legality of the securities registered, filed herewith.

10.         Consent of Independent Registered Public Accounting Firm, filed herewith.

11.         Not applicable.

12.         Not applicable.

13.         Powers of Attorney of each member of the Board of Directors of The Western and Southern Life Insurance Company (WSLIC), specifically John F. Barrett, Donald A Bliss, James N. Clark, Jo Ann Davidson, Eugene P. Ruehlmann, George V. Voinovich, George H. Walker, III, and Thomas L. Williams, each dated December 20, 2011.  Incorporated by reference to Exhibit 99.13 to Registrant’s Pre-Effective Amendment No. 1 to registration statement on Form N-4 (File No. 333-178438), filed December 28, 2011.

14.       Guarantee from WSLIC to the policy holders of Integrity.  Incorporated by reference to Exhibit 99.14 to Registrant’s Post-Effective Amendment No. 27 to registration statement on Form N-4 (File No. 033-51268), filed February 12, 2007.

Item 25.    Directors and Officers of the Depositor

The names and principal business addresses* of the directors and officers of, and their positions with the Depositor, are as follows:

Directors:
John F. Barrett	Director, Chairman of the Board
Edward J. Babbitt	Director, Secretary
Jill T. McGruder(1)	Director, President and Chief Executive Officer
Robert L. Walker	Director
Donald J. Wuebbling	Director

Officers:
John F. Barrett	Director, Chairman of the Board
Jill T. McGruder	Director, President and Chief Executive Officer
Nicholas P. Sargen(1)	Senior Vice President and Chief Investment Officer
Clint D. Gibler	Senior Vice President and Chief Information Officer
Edward J. Haines(1)	Senior Vice President
Kevin L. Howard	Senior Vice President and General Counsel
Constance M. Maccarone	Senior Vice President
Nora E. Moushey	Senior Vice President and Chief Actuary
Mark Caner	Senior Vice President
Scott W. Edblom(1)	Vice President
Terrie A. Wiedenheft	Vice President
Brian A. Eichhold	Vice President
Daniel W. Harris	Vice President
D. Todd Henderson	Vice President and Chief Risk Officer
Bradley J. Hunkler	Vice President and Chief Accounting Officer
Phillip E. King	Vice President and Auditor
Paul M. Kruth(1)	Vice President
Michael R. Moser	Vice President and Chief Compliance Officer

6

Denise L. Sparks	Vice President
Richard K. Taulbee	Vice President
James J. Vance	Vice President and Treasurer
Patty J. Wilson(1)	Vice President
Donald P. Myers	Assistant Vice President
Stephen G. Hussey	Assistant Vice President
Andrew P. Shull	Assistant Vice President
Gerald J. Ulland	Assistant Vice President
Marvin J. Cox, Jr.	Manager, New Business
Michael W. Collier	Manager, Financial Services
Edward J. Babbitt	Secretary
Thomas M. Barth	Assistant Treasurer
Douglas B. Perry	Assistant Treasurer
Cheryl J. Stotts	Assistant Treasurer
Timothy D. Speed	Assistant Treasurer
Sharon A. Cummings(1)	Licensing Officer
Brenda L. Elliott(1)	Manager, Licensing

*The principal business address for the above is 400 Broadway, Cincinnati, Ohio 45202, unless otherwise noted.

(1) Principal Business Address: 303 Broadway, Cincinnati, Ohio 45202

Item 26.                     Persons Controlled by or Under Common Control with Integrity or Registrant

Affiliate	State	Entity Type	Ownership	Type of Business
506 Phelps Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Airport Exchange Hotel Partners	Kentucky	General Partnership	74% owned by WS Airport Exchange GP, LLC; 1% owned by Eagle Realty Investments, Inc. (ERI)	owns/operates real estate
Autumn Village Apartments, LLC	Georgia	LLC	100% owned by Country Place Associates	owns real estate
Axis Perimeter Center GP, LLC	Ohio	LLC	100% owned by Eagle Realty Investments, Inc.	owns real estate
Baton Rouge Cottages Investor, LLC	Ohio	LLC	100% owned by Baton Rouge Housing Holdings, LLC	owns real estate
Baton Rouge Housing Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Buckeye Venture Partners, LLC	Ohio	LLC	60% owned by Fort Washington Investment Advisors, Inc. (FWIA); 40% owned by Peppertree Partners, LLC	private equity fund management
BVP NEO, LLC	Ohio	LLC	100% owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Capital Analysts Incorporated	Delaware	Corporation	100% owned by Columbus Life Insurance Company (CLIC)	broker-dealer and investment advisor
Carmel Holdings, LLC	Ohio	LLC	49% owned by W&S Real Estate Holdings, LLC; 1% owned by ERI	owns real estate entity
Carmel Hotel Investor, LLC	Ohio	LLC	100% owned by Carmel Holdings, LLC	owns real estate entity
Carmel Hotel, LLC	Indiana	LLC	74% owned by Carmel Hotel Investor, LLC; 1% owned by ERI	owns/operates real estate
Carthage Senior Housing, Ltd.	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 1% owned by ERI	owns/operates real estate

7

Affiliate	State	Entity Type	Ownership	Type of Business
CDC-Baton Rouge, LLC	Alabama	LLC	59% owned by Baton Rouge Cottages Investor, LLC	owns real estate
Centreport Hotels LLC	Texas	LLC	75% owned by ERI	owns/operates real estate
Centreport Partners LP	Texas	Limited Partnership	25.25% owned by WSLIC; 49% owned by WSLR Dallas LLC, 1% owned by ERI	owns/operates real estate
Cleveland East Hotel, LLC	Ohio	LLC	74% owned by WSALD CEH, LLC; 1% owned by ERI	owns/operates real estate
CLIC Agency, Inc.	Ohio	Corporation	100% owned by Columbus Life Insurance Company	insurance agency
Columbus Life Insurance Company	Ohio	Corporation	100% owned by WSLIC
Country Place Associates	Ohio	General Partnership	90% owned by WS Country Place GP, LLC; 10% owned by ERI	owns/operates real estate
Courtyard Nursing Care, LLC.	Ohio	LLC	100% owned by WSLAC	owns/operates real estate
Day Hill Road Land LLC	Connecticut	LLC	74% owned by W&S Real Estate Holdings, LLC and 1% owned by Eagle Realty Investments, Inc.	owns real estate
Dublin Hotel LLC	Ohio	LLC	25% owned by WSLIC, 49% owned by WSLR Columbus LLC, 1% owned by ERI	owns/operates real estate
Eagle Realty Group, LLC	Ohio	LLC	100% owned by W&S Operating Holdings, LLC	real estate holding company
Eagle Realty Investments, Inc. (ERI)	Ohio	Corporation	100% owned by Eagle Realty Group, LLC	real estate
Fort Washington Active Fixed Income LLC	Delaware	LLC	Managing Member Fort Washington Fixed Income LLC and investors include WSLIC	managing member for private fixed income fund
Fort Washington Capital Partners, LLC (FWCP)	Delaware	LLC	100% owned by FWIA	managing partner for numerous private equity funds
Fort Washington Fixed Income LLC	Delaware	LLC	100% owned by FWIA	private fixed income fund
Fort Washington High Yield Investors II, LLC	Delaware	LLC	managing member is FWCP	private fixed income fund
Fort Washington High Yield Investors LLC	Delaware	LLC	managing member is FWCP	private fixed income fund
Fort Washington Investment Advisors, Inc. (FWIA)	Ohio	Corporation	100% owned by W&S Operating Holdings, LLC	investment adviser
Fort Washington Private Equity Investors II, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors III, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors IV, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund

8

Affiliate	State	Entity Type	Ownership	Type of Business
Fort Washington Private Equity Investors V-B, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors VI, L.P.	Delaware	Limited Partnership	general partner is FWPEI VI GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors VII, L.P.	Delaware	Limited Partnership	general partner is FWPEI VII GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Investors V-VC, L.P.	Delaware	Limited Partnership	general partner is FWPEI V GP, LLC and investors include WSLIC	private equity fund
Fort Washington Private Equity Opportunities Fund II, L.P.	Delaware	Limited Partnership	General Partner is FWPEO II GP, LLC and WSLIC is an investor	private equity fund
Fort Washington Savings Company	Ohio	Corporation	100% owned by WSLIC	bank
FWPEI V GP, LLC	Delaware	LLC	100% owned by FWIA	three private equity funds’ general partner
FWPEI VI GP, LLC	Delaware	LLC	100% owned by FWIA	private equity fund general partner
FWPEI VII GP, LLC	Delaware	LLC	100% owned by FWIA	private equity fund general partner
FWPEO II GP, LLC	Delaware	LLC	100% owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Galveston Summerbrooke Apts., LLC	Texas	LLC	54% owned by Summerbrooke Apartments Investor, LLC; 1% owned by ERI	owns/operates real estate
Grelot Cody Apartments, LLC	Ohio	LLC	100% owned by Vinings Trace, LLC	owns real estate
GS Beach Club, LLC	Delaware	LLC	76.5% owned by Winkler Extension Apartments Investor, LLC	owns real estate
GS Yorktown Apartments, LP	Delaware	Limited Partnership	59% owned by YT Crossing Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.	owns real estate
IFS Agency Services, Inc.	Pennsylvania	Corporation	100% owned by IFS Financial Services, Inc.	general insurance agency
IFS Financial Services, Inc. (IFS)	Ohio	Corporation	100% owned by Western-Southern Life Assurance Company (WSLAC)	development and marketing of financial products for distribution
IFS General Agency, Inc.	Pennsylvania	Corporation	100% owned by IFS Financial Services, Inc.	general insurance agency
IFS Insurance Agency, Inc.	Ohio	Corporation	99% owned by IFS	general insurance agency
Insurance Profillment Solutions, LLC	Ohio	LLC	100% owned by WSLIC	insurance marketing services
IR Mall Associates, Ltd.	Florida	Limited Partnership	49.50% owned by WSLIC	owns/operates real estate
IR Mall Company, L.C.	Florida	LLC	50% owned by ERI	owns/operates real estate
Kentucky Co-Investment	Delaware	Limited	general partner is FWCP	private equity fund

9

Affiliate	State	Entity Type	Ownership	Type of Business
Partners, L.P.		Partnership
LaFrontera Hotel LLC	Texas	LLC	75% owned by ERI	owns/operates real estate
LaFrontera Lodging Partners LP	Texas	Limited Partnership	74.25% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
LeRoy Glen Investment, LLC	Ohio	LLC		owns real estate
Lookout Corporate Center	Ohio	Joint Venture	50% owned by WS Lookout GP, LLC	owns/operates real estate
Mallard Sherburn Apartments, LLC	Ohio	LLC	100% owned by WSLIC	owns real estate
Meritage Apartments Investors, LLC	Texas	LLC	100% owned by North Braeswood Meritage Holdings, LLC	owns real estate
Mission Club Apartments General Partnership	Florida	General Partnership	95.5% owned by WSLIC, 4.5% owned by ERI	owns/operates real estate
National Integrity Life Insurance Company	New York	Corporation	100% owned by ILIC
NEO Capital Fund, LP	Delaware	Limited Partnership	General Partner is BVP NEO, LLC	private equity fund
New Mexico Co-Investment Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP	private equity fund
North Braeswood Meritage Holdings, LLC	Ohio	LLC	100% owned by WSLAC	owns real estate
North Pittsburgh Hotel LLC	Pennsylvania	LLC	74% owned by WSALD NPH, LLC; 1% owned by ERI	owns/operates real estate
Northeast Cincinnati Hotel LLC	Ohio	LLC	25% owned by WSLIC, 49% owned by WSLR Cincinnati LLC, 1% owned by ERI	owns/operates real estate
OTR Housing Associates, L.P.	Ohio	Limited Partnership	98% owned by WSLIC; 1% owned by ERI	owns/operates real estate
OTR Redevelopment Group, LLC	Ohio	LLC	100% owned by OTR Walnut Housing, Ltd.	owns real estate
OTR Transitional Housing, L.P.	Ohio	Limited Partnership	99% owned by WSLIC	owns/operates real estate
OTR-Walnut Housing, Ltd.	Ohio	LLC	100% owned by ERI	owns/operates real estate
Park Avenue Lofts, LLC	Colorado	LLC	49% owned by Uptown Denver Investor, LLC; 1% owned by ERI	owns/operates real estate
Peppertree Fund II, LP	Delaware	Limited Partnership	General Partner is Peppertree Partners, LLC	private equity fund
Peppertree Fund, LP	Delaware	Limited Partnership	General Partner is Peppertree Partners, LLC	private equity fund
Peppertree Partners, LLC	Ohio	LLC	100% voting interest owned by Fort Washington Investment Advisors, Inc.	private equity fund management
Peppertree Special Venture Fund, LLC	Delaware	LLC	Managing Member is Peppertree Partners, LLC	private equity fund
Prairie Lakes Apartments	Ohio	LLC	100% owned by Prairie Lakes Holdings,	owns real estate

10

Affiliate	State	Entity Type	Ownership	Type of Business
Investor, LLC			LLC
Prairie Lakes Apartments, LLC	Indiana	LLC	65% total WS affiliated ownership (64% by Prairie Lakes Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.)	owns real estate
Prairie Lakes Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Queen City Square Development I, LLC	Ohio	LLC	100% owned by Eagle Realty Group, LLC	operation of real estate
Queen City Square, LLC	Ohio	LLC	100% owned by The Western and Southern Life Insurance Company (WSLIC)	owns/operates real estate
Race Street Development, Ltd.	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
Ridgegate Apartments Investor, LLC	Ohio	LLC	100% owned by Ridgegate Holdings, LLC	owns real estate
Ridgegate Commonwealth Apartments, LLC	Colorado	LLC	55% total WS affiliated ownership (44% by Ridgegate Apartments Investor, LLC and 1% by Eagle Realty Investments, Inc.)	owns real estate
Ridgegate Holdings, LLC	Ohio	LLC	98% owned by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
Seasons Health Care Limited Partnership	Ohio	Limited Partnership	90% owned by WSLAC, 10% owned by Courtyard Nursing Care, LLC	owns/operates real estate
Sedona Apartments, LP	Texas	Limited Partnership	0.1% owned by Sedona Apts GP, LLC, 58.54% owned by Sedona Apartments Investors, L.P. and 41.36% owned by Meritage Apartments Investors, LLC	owns real estate
Sedona Apts GP, LLC	Texas	LLC	100% owned by North Braeswood Meritage Holdings, LLC	owns real estate
Sedona Apts Investors L.P.	Texas	Limited Partnership	100% owned by North Braeswood Meritage Holdings, LLC	owns real estate
Seventh and Culvert Garage, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns real estate
Shelbourne Campus Properties, LLC	Delaware	LLC	54% owned by Shelbourne Housing Investor, LLC; 1% owned by ERI	owns/operates real estate
Shelbourne Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	owns real estate entity
Shelbourne Housing Investor, LLC	Ohio	LLC	100% owned by Shelbourne Holdings, LLC	owns real estate entity
Sixth and Race Development, LLC	Ohio	LLC	71% owned by Race Street Development, Ltd., 29% owned by ERI	owns/operates real estate
Skyport Hotel LLC	Kentucky	LLC	25% owned by WSLIC, 49% owned by WSLR Skyport LLC; 1% owned by ERI	owns/operates real estate
SPX Holding LLC	Ohio	LLC	50% owned by W&SFG	Airplane ownership/leasing
SSW Jet Ltd	Ohio	LLC	50% owned by W&SFG	Airplane ownership/leasing
Summerbrooke Apartments Investor, LLC	Ohio	LLC	100% owned by Summerbrooke Holdings, LLC	owns real estate entity

11

Affiliate	State	Entity Type	Ownership	Type of Business
Summerbrooke Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	owns real estate entity
Sundance Hotel Investor, LLC	Ohio	LLC	100% owned by Sundance LaFrontera Holdings, LLC	owns real estate
Sundance Hotel, LLC	Texas	LLC	74% by Sundance Hotel Investor, LLC and 1% by Eagle Realty Investments, Inc.	owns real estate
Sundance LaFrontera Holdings, LLC	Ohio	LLC	98% by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate
The Lafayette Life Insurance Company	Indiana	Corporation	100% owned by Western & Southern Financial Group, Inc. (WSFG)
The Ohio Capital Fund LLC	Ohio	LLC	Managed by Buckeye Venture Partners, LLC	state funded private equity fund
The Western and Southern Life Insurance Company (WSLIC)	Ohio	Corporation	100% owned by WSFG
Touchstone Advisors, Inc.	Ohio	Corporation	100% owned by IFS	registered investment adviser
Touchstone Securities, Inc.	Nebraska	Corporation	100% owned by WSLAC	securities broker-dealer
Tri-State Growth Capital Fund I, L.P.	Delaware	Limited Partnership	general partner is Tri-State Ventures, LLC and investors include WSLIC	private equity fund
Tri-State Growth Capital Fund II, L.P.	Delaware	Limited Partnership	general partner is Tri-State Ventures II, LLC and investors include WSLIC	private equity fund
Tri-State Ventures II, LLC	Delaware	LLC	100% owned by FWIA	private equity fund
Tri-State Ventures, LLC	Delaware	LLC	100% owned by FWIA	private equity fund
Union Centre Hotel LLC	Ohio	LLC	25% owned by WSLIC; 49% owned by WSLR Union LLC; 1% owned by ERI	owns/operates real estate
Uptown Denver Apartment Holdings, LLC	Ohio	LLC	98% owned by W&S Real Estate Holdings, LLC; 2% owned by ERI	owns real estate entity
Uptown Denver Investor, LLC	Ohio	LLC	100% owned by Uptown Denver Apartment Holdings, LLC	owns real estate entity
Vinings Trace, LLC	Indiana	LLC	99% owned by WSLIC, 1% owned by ERI	owns/operates real estate
Vulcan Hotel LLC	Alabama	LLC	25% owned by WSLIC; 49% owned by WSLR Birmingham LLC; 1% owned by ERI	owns/operates real estate
W&S Brokerage Services, Inc.	Ohio	Corporation	100% owned by WSLAC	investment advisor and broker dealer
W&S Financial Group Distributors, Inc.	Ohio	Corporation	100% owned by IFS	general insurance agency
W&S Operating Holdings, LLC	Ohio	LLC	100% owned by WSLIC	ownership of operating entities
W&S Real Estate Holdings, LLC	Ohio	LLC	100% owned by WSLIC	owns real estate entity
WestAd Inc.	Ohio	Corporation	100% owned by WSLIC	advertising, book selling and publishing

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Affiliate	State	Entity Type	Ownership	Type of Business
Western & Southern Agency, Inc.	Ohio	Corporation	100% owned by WSLIC	general insurance agency
Western & Southern Financial Fund Inc	Ohio	Non Profit Corporation		charitable giving
Western & Southern Financial Group, Inc. (WSFG)	Ohio	Corporation	100% owned by WSMHC	holding company
Western & Southern Mutual Holding Company (WSMHC)	Ohio	Mutual Insurance Holding Co
Western-Southern Life Assurance Company (WSLAC)	Ohio	Corporation	100% owned by WSLIC
Windsor Hotel LLC	Connecticut	LLC	25% owned by WSLIC; 49% owned by WSLR Hartford LLC; 1% owned by ERI	owns/operates real estate
Winkler Extension Apartments Investor, LLC	Ohio	LLC	100% owned by a trust for Separate Account A	owns real estate
Wright Executive Hotel Limited Partners	Ohio	Limited Partnership	60.50% owned by WSLIC; 0.61% owned by WS Wright Hotel GP, LLC	owns/operates real estate
WS Airport Exchange GP, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
WS Country Place GP, LLC	Ohio	LLC	100% owned by W&S Real Estate Holdings, LLC	owns/operates real estate
WS Lookout JV, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WS Wright Hotel GP, LLC	Ohio	LLC	100% owned by WSLIC	owns/operates real estate
WSA Commons, LLC	Georgia	LLC	50% owned by WSLIC	owns/operates real estate
WSALD CEH, LLC	Ohio	LLC	50% owned by WSLIC	owns/operates real estate
WSALD NPH, LLC	Ohio	LLC	50% owned by WSLIC; 1% owned by Eagle	owns/operates real estate
WSL Partners, L.P.	Delaware	Limited Partnership	general partner is FWCP and investors include WSLIC	private equity fund
WSLR Birmingham LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Cincinnati LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Columbus LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Dallas LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Hartford LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Holdings LLC	Delaware	LLC	24.49% owned by WSLIC	owns real estate entity
WSLR LLC	Delaware	LLC	100% owned by WSLR Holdings, LLC	owns real estate entity
WSLR Skyport LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
WSLR Union LLC	Ohio	LLC	100% owned by WSLR LLC	owns real estate
YT Crossing Apartments Investor, LLC	Ohio	LLC	100% owned by YT Crossing Holdings, LLC	owns real estate

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Affiliate	State	Entity Type	Ownership	Type of Business
YT Crossing Holdings, LLC	Ohio	LLC	98% by WSLIC and 2% owned by Eagle Realty Investments, Inc.	owns real estate

Item 27.                Number of Contract Owners

As of December 5, 2011, there were 5,252 contract owners of Separate Account I of Integrity, including qualified and non-qualified contracts.

Item 28.                Indemnification

Integrity’s By-Laws provide, in Article V, Section 5.1 provides:

To the extent permitted by the laws of the State of Ohio, subject to all applicable requirements thereof:

(a)                    The Corporation shall indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party, to any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, other than an action by or in the right of the Corporation, by reason of the fact that he is or was a Director, officer, employee, or agent of the Corporation or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.  The termination of any action, suit, or proceeding by judgment, order, settlement, or conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

(b)                   The Corporation shall indemnify or agree to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, trustee, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect to any of the following:

(1)            Any claim, issue, or matter as to which such person is adjudged to be liable for negligence or misconduct in the performance of his duty to the Corporation unless, and only to the extent the court of common pleas or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court of common pleas or such other court shall deem proper;

(2)            Any action of suit in which the only liability asserted against a Director is pursuant to Section 1701.95 of the Ohio Revised Code.

(c)                    To the extent that a Director, trustee, officer, employee, or agent has been successful in the merits or otherwise in defense of any action, suit, or proceeding referred to in division (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorney’s fees, actually and reasonably incurred by him in connection with the action, suit, or proceeding.

(d)                   Any indemnification under divisions (a) and (b) of this Article, unless ordered by a court, shall be made by the Corporation only as authorized in the specific case upon the determination that indemnification of the Director, officer, employee, or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in divisions (a) and (b) of this Article.  Such determination shall be made as follows:

(1)            By a majority vote of a quorum consisting of Directors of the Corporation who were not and are not parties to or threatened with any such action, suit, or proceeding;

(2)            If the quorum described in division (d)(1) of this Article is not obtainable or if a majority vote of a quorum of disinterested Directors so directs, in a written opinion by independent legal counsel other than an attorney, or a firm having associated with it an attorney, who has been retained by or who has performed services for the

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Corporation or any person to be indemnified within the past five years;

(3)           By the Shareholders; or

(4)            By the court of common pleas or the court in which such action, suit or proceeding was brought.

Any determination made by the disinterested Directors under Article (d)(1) or by independent legal counsel under Article (d)(2) shall be promptly communicated to the person who threatened or brought the action or suit by in the right of the Corporation under (b) of this Article, and within ten days after receipt of such notification, such person shall have the right to petition the court of common pleas or the court in which such action or suit was brought to review the reasonableness of such determination.

(e)                    (1)            Expenses, including attorney’s fees, incurred by a Director in defending the action, suit, or proceeding shall be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding upon receipt of an undertaking by or on behalf of the Director in which he agrees to do both of the following:

(i)                   Repay such amount if it is proved by clear and convincing evidence in a court of competent jurisdiction that his action or failure to act involved an act or omission undertaken with deliberate intent to cause injury to the Corporation or undertaken with reckless disregard for the best interests of the Corporation;

(ii)                Reasonably cooperate with the Corporation concerning the action, suit or proceeding.

(2)            Expenses, including attorney’s fees, incurred by a Director, officer, employee, or agent in defending any action, suit, or proceeding referred to in divisions (a) and (b) of this Article, may be paid by the Corporation as they are incurred, in advance of the final disposition of the action, suit, or proceeding as authorized by the Directors in the specific case upon receipt of an undertaking by or on behalf of the Director, officer, employee, or agent to repay such amount, if it ultimately is determined that he is not entitled to be indemnified by the Corporation.

(f)                      The indemnification authorized by this section shall not be exclusive of, and shall be in addition to, any other rights granted to those seeking indemnification under the Articles or the Regulations for any agreement, vote of Shareholders or disinterested Directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Director, officer, employee, or agent and shall inure to the benefit of the  heirs, executors, and administrators of such a person.

(g)                   The Corporation may purchase and maintain insurance or furnish similar protection, including but not limited to trust funds, letters of credit, or self insurance, on behalf of or for any person who is or was a Director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a Director, officer, employee, or agent of another corporation, domestic or foreign, non-profit or for profit, partnership, joint venture, trust, or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under this section.  Insurance may be purchased from or maintained with a person in whom the Corporation has a financial interest.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.                Principal Underwriters

(a)                    Touchstone Securities, Inc. (Touchstone Securities) is the principal underwriter for Separate Account I of Integrity Life Insurance Company.  Touchstone Securities also serves as an underwriter for Separate Accounts II and VUL of Integrity Life Insurance Company, Separate Accounts I and II of National Integrity Life Insurance Company, Western-Southern Life Assurance Company’s Separate Accounts 1 and 2, Columbus Life Insurance Company Separate Account I and for the shares of several series of Touchstone Variable Series Trust, Touchstone Strategic Trust, Touchstone Investment Trust, Touchstone Tax-Free Trust, Touchstone Institutional Funds Trust and Touchstone Funds Group Trust, each of which is affiliated with the Depositor.

(b)                     The names and principal business addresses* of the officers and directors of, and their positions with,

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Touchstone Securities, Inc. are as follows:

Directors:
James N. Clark(1)	Director
Jill T. McGruder	Director
Donald J. Wuebbling(1)	Director

Officers:
Steven M. Graziano	President
Jill T. McGruder	Chief Executive Officer
Sharon L. Karp	Vice President
Richard K. Taulbee(1)	Vice President
Patricia J. Wilson	Vice President
Brian E. Hirsch	Chief Compliance Officer
James J. Vance	Vice President and Treasurer
Terrie A. Wiedenheft	Chief Financial Officer
Douglas B. Perry(1)	Assistant Treasurer
Timothy D. Speed(1)	Assistant Treasurer
Cheryl J. Stotts(1)	Assistant Treasurer
Rhonda S. Malone(1)	Secretary

*The principal business address for the above is 303 Broadway, Cincinnati, Ohio 45202, unless otherwise noted.

(1) Principal Business Address: 400 Broadway, Cincinnati, Ohio 45202

(c)                                                  Not applicable.

Item 30.                    Location of Accounts and Records

The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by Integrity at 400 Broadway, Cincinnati, Ohio 45202

Item 31.                    Management Services

There are currently no management-related services provided to the Registrant.

Item 32.                    Undertakings

The Registrant hereby undertakes:

(a)          to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements of the Registrant, Depositor and Guarantor in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

(b)         to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information; and

(c)          to deliver any Statement of Additional Information and any financial statements required to be made available under this Form, including the WSLIC financial statements, promptly upon written or oral request.

(d)         to update the registration statement if WSLIC terminates its guarantee to Integrity policy holders.

During any time there are insurance obligations outstanding and covered by its guarantee (Guarantee) issued by WSLIC, filed as an exhibit to this registration statement, Integrity hereby undertakes to provide notice to contract owners promptly after the happening of significant events related to the Guarantee.  These significant events include: (i) termination of the Guarantee that has a material adverse effect on the contract owner’s rights under the Guarantee; (ii) a default under the Guarantee that has a material adverse effect on the contract owner’s rights under the Guarantee; or (iii) the insolvency of WSLIC.

Pursuant to Section 26(f) of the Investment Company Act of 1940, as amended, the Registrant and Depositor represent that the aggregate charges under variable annuity contracts described in this Registration Statement are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Integrity.

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Integrity represents that it recognizes the requirements of Section 17(h) of the Investment Company Act of 1940, specifically that it shall not protect or purport to protect any director or officer of the Registrant or Depositor against any liability to them or to their security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

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SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant, the Depositor and the Guarantor have duly caused this pre-effective amendment to the Registration Statement to be signed on their behalf, in the City of Cincinnati and State of Ohio on this 27th day of December, 2011.

SEPARATE ACCOUNT I OF
INTEGRITY LIFE INSURANCE COMPANY
(Registrant)

By: Integrity Life Insurance Company
(Depositor)

By:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO

INTEGRITY LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY
(Guarantor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

SIGNATURES

As required by the Securities Act of 1933, the Depositor has duly caused this pre-effective amendment to the Registration Statement to be signed on its behalf, in the City of Cincinnati and State of Ohio on this 27th day of December, 2011.

INTEGRITY LIFE INSURANCE COMPANY
(Depositor)

By:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO

The following persons, in the capacities and on the dates indicated, have signed this Registration Statement as required by the Securities Act of 1933:

PRINCIPAL EXECUTIVE OFFICER:	/s/ Jill T. McGruder
Jill T. McGruder, President and CEO
December 27, 2011

PRINCIPAL FINANCIAL OFFICER:	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Vice President and Chief Accounting Officer
December 27, 2011

PRINCIPAL ACCOUNTING OFFICER:	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Vice President and Chief Accounting Officer
December 27, 2011

DIRECTORS:

/s/ John F. Barrett	/s/ Robert L. Walker
John F. Barrett December 27, 2011	Robert L. Walker December 27, 2011

/s/ Edward J. Babbitt	/s/ Donald J. Wuebbling
Edward J. Babbitt December 27, 2011	Donald J. Wuebbling December 27, 2011

/s/ Jill T. McGruder
Jill T. McGruder December 27, 2011

SIGNATURES

As required by the Securities Act of 1933, the Guarantor has duly caused this pre-effective amendment to the Registration Statement to be signed on its behalf, in the City of Cincinnati and State of Ohio on this 27th day of December, 2011.

THE WESTERN AND SOUTHERN LIFE INSURANCE COMPANY
(Guarantor)

By:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO

PRINCIPAL EXECUTIVE OFFICER:	/s/ John F. Barrett
John F. Barrett, Chairman, President and CEO
December 27, 2011

PRINCIPAL FINANCIAL OFFICER:	/s/ Robert L. Walker
Robert L. Walker, Senior Vice President and Chief Financial Officer
December 27, 2011

PRINCIPAL ACCOUNTING OFFICER:	/s/ Robert L. Walker
Robert L. Walker, Senior Vice President and Chief Financial Officer
December 27, 2011

DIRECTORS:

/s/ John F. Barrett	/s/ Bradley J. Hunkler
John F. Barrett December 27, 2011	Bradley J. Hunkler, Attorney-in-Fact for Eugene P. Ruehlmann December 27, 2011

/s/ Bradley J. Hunkler	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for Donald A. Bliss December 27, 2011	Bradley J. Hunkler, Attorney-in-Fact for George H. Walker, III December 27, 2011

/s/ Bradley J. Hunkler	/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for James N. Clark December 27, 2011	Bradley J. Hunkler, Attorney-in-Fact for Thomas L. Williams December 27, 2011

/s/ Bradley J. Hunkler
Bradley J. Hunkler, Attorney-in-Fact for Jo Ann Davidson December 27, 2011